As filed with the Securities and Exchange Commission on July 6, 2018
Registration No. 333-[_____]

UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________
FORM SF-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
______________
GS MORTGAGE SECURITIES CORPORATION II
(Exact name of registrant as specified in its charter)
Delaware
(State or other jurisdiction of incorporation or organization)
22-3442024
(I.R.S. Employer Identification Number)
______________
Commission File Number of depositor:  333-[_____]
Central Index Key Number of depositor:  0001004158
GS MORTGAGE SECURITIES CORPORATION II
(Exact name of depositor as specified in its charter)
______________
Central Index Key Number of sponsor:  0001541502

GOLDMAN SACHS MORTGAGE COMPANY
(Exact name of sponsor as specified in its charter)
200 West Street, New York
New York, New York 10282
 (212) 902-1000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Joseph M. Osborne, Esq.
200 West Street, New York
New York, New York 10282
(212) 902-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:
Leah Nivison	Lisa J. Pauquette, Esq.
GS Mortgage Securities Corporation II	Cadwalader, Wickersham & Taft LLP
200 West Street, New York	200 Liberty Street
New York, New York 10282	New York, New York 10281

______________

Approximate date of commencement of proposed sale to the public:  From time to time on or after the effective date of this registration statement.
______________

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒
If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
______________
[CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Commercial Mortgage Pass-Through Certificates	$15,227,027,791.16(2)(3)	100%(2)(3)	(2)(3)	$1,895,764.96 (2)(3)
(1)	Calculated in accordance with Rule 457(s) of the Securities Act of 1933.
(2)
Calculated according to Rule 457(s) of the Securities Act of 1933, as amended (the “Securities Act”).  GS Mortgage Securities Corp., a wholly-owned subsidiary of the same parent company of which the depositor is a wholly-owned subsidiary, previously filed a Registration Statement on Form S-3 (Registration No. 333-189872) with the Securities and Exchange Commission on July 9, 2013 (as modified by one pre-effective amendment, which was filed on June 3, 2014, the “Affiliate Registration Statement”). The Affiliate Registration Statement became effective on June 5, 2014.  A filing fee of $1,990,691.73 (the “Affiliate Filing Fee”) was paid in connection with the mortgage pass-through certificates registered under the Affiliate Registration Statement, $1,895,764.96 of which mortgage pass-through certificates remain unsold.  Pursuant to Rule 457(p) of the Securities Act, the depositor is including such unsold securities (payable at a rate equal to $124.50 per $1,000,000 of offered securities) of the Affiliate Filing Fee to offset the registration fee that would otherwise be due in connection with the registration of the offered securities.  Accordingly, the net amount of the registration fee due in connection with this filing is $0.

(3)
An unspecified additional amount of securities is being registered as may from time to time be offered at unspecified prices. The Registrant is deferring payment of all of the registration fees for such additional securities in accordance with Rules 456(c) and 457(s) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed.  This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

This preliminary prospectus, dated [_______], 20[__], may be amended or completed prior to time of sale.
[CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Mortgage Backed Securities	$[________]	100%	$[________]	$[________]

(1)	Calculated in accordance with Rule 457(s) of the Securities Act of 1933, as amended.
[NOTE: ONLY CLASSES THAT ARE NOT UTILIZING REGISTRATION FEES PAID IN CONNECTION WITH THE PRIOR REGISTRATION STATEMENT (AND THEREFORE REQUIRE A CURRENT PAYMENT OF A REGISTRATION FEE) WILL BE LISTED ON THE ABOVE TABLE]
PROSPECTUS
$[DEAL SIZE] (Approximate)

[NAME OF ISSUING ENTITY AND CIK NUMBER]
as Issuing Entity

GS Mortgage Securities Corporation II
(Central Index Key Number 0001004158)
as Depositor

Goldman Sachs Mortgage Company
(Central Index Key Number 0001541502)

[NAMES OF OTHER SPONSORS/LOAN SELLERS AND CIK NUMBERS]
as Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass‑Through Certificates, Series [SERIES DESIGNATION]

GS Mortgage Securities Corporation II is offering certain classes of the Commercial Mortgage Pass‑Through Certificates, [SERIES DESIGNATION] consisting of the certificate classes identified in the table below. The certificates being offered by this prospectus (and the [IDENTIFY NON-OFFERED CLASSES] certificates) represent the ownership interests in the issuing entity, which will be a New York common law trust named [NAME OF ISSUING ENTITY]. The assets of the issuing entity will primarily consist of a pool of [fixed][floating] rate commercial mortgage loans [and [one] separate trust subordinate companion loan interest in a commercial mortgage loan], which are generally the [sole] source of payments on the certificates. Credit enhancement will be provided [solely] by certain classes of subordinate certificates that will be subordinate to certain classes of senior certificates as described under “Description of the Certificates—Subordination; Allocation of Realized Losses”. [INCLUDE INFORMATION REQUIRED BY ITEM 1102(h) OF REGULATION AB FOR EACH INTEREST RATE SWAP COUNTERPARTY, AS APPLICABLE] Each class of certificates will be entitled to receive monthly distributions of interest and/or principal on the [__] business day following the [__] day of each month (or if the [__] is not a business day, the next business day), commencing in [IDENTIFY FIRST DISTRIBUTION MONTH/YEAR].  The rated final distribution date for the certificates is [IDENTIFY RATED FINAL DISTRIBUTION DATE].

Class	Initial Class Certificate Balance or Notional Amount(1)	Initial Approx. Pass‑Through Rate	Pass‑Through Rate Description	Assumed Final Distribution Date(3)	[Offering Price]

 (Footnotes on table on pages 3 and 4)
You should carefully consider the risk factors beginning on page [___] of this prospectus.
Neither the certificates nor the mortgage loans are insured or guaranteed by any governmental agency, instrumentality or private issuer or any other person or entity.
The certificates will represent interests in the issuing entity only. They will not represent interests in or obligations of the sponsors, depositor, any of their affiliates or any other entity.
THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND STATE REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THE OFFERED CERTIFICATES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. GS MORTGAGE SECURITIES CORPORATION II WILL NOT LIST THE OFFERED CERTIFICATES ON ANY SECURITIES EXCHANGE OR ON ANY AUTOMATED QUOTATION SYSTEM OF ANY SECURITIES ASSOCIATION.
The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended, contained in Section 3(c)(5) of the Investment Company Act or Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd‑Frank Act (both as defined in this prospectus).
The underwriters, Goldman Sachs & Co. LLC, [NAMES OF OTHER UNDERWRITERS], will purchase the offered certificates from GS Mortgage Securities Corporation II and will offer them to the public at negotiated prices[, plus, in certain cases, accrued interest,] determined at the time of sale. Goldman Sachs & Co. LLC and [NAME OF CO-LEAD MANAGING UNDERWRITER] are acting as co‑lead managers and joint bookrunners in the following manner: Goldman Sachs & Co. LLC is acting as sole bookrunning manager with respect to approximately [__]% of each class of offered certificates and [______] is acting as sole bookrunning manager with respect to approximately [__]% of each class of offered certificates. [______] is acting as a co-manager and as sole bookrunning manager with respect to approximately [__]% of each class of offered certificates.

The underwriters expect to deliver the offered certificates to purchasers in book‑entry form only through the facilities of The Depository Trust Company in the United States and Clearstream Banking, société anonyme and Euroclear Bank, as operator of the Euroclear System, in Europe, against payment in New York, New York on or about [EXPECTED CLOSING DATE].
We expect to receive from this offering approximately [___]% of the initial aggregate principal balance of the offered certificates[, plus accrued interest from [START DATE FOR FIRST INTEREST ACCRUAL PERIOD]], before deducting expenses payable by us.
Goldman Sachs & Co. LLC	[____]
Co‑Lead Managers and Joint Bookrunners
[________]
Co‑Manager
[DATE OF PROSPECTUS]

[Inside Front Cover]

 [Map Page]

SUMMARY OF CERTIFICATES [AND RR INTEREST]
[SPECIFIC CLASSES AND RELATED FOOTNOTES WILL BE SET FORTH IN THE PROSPECTUS]
Class	Initial Class Certificate Balance or Notional Amount(1)	Approx. Initial Credit Support(2)	Pass-Through Rate Description	Assumed Final Distribution Date(3)	Initial Approx. Pass-Through Rate	Weighted Average Life (Yrs.)(4)	Principal Window(4)
Offered Certificates
[LIST SPECIFIC OFFERED CLASSES ADD APPROPRIATE FOOTNOTES DESCRIBED BELOW]
Non‑Offered Certificates [LIST SPECIFIC NON-OFFERED CLASSES ADD APPROPRIATE FOOTNOTES DESCRIBED BELOW]

-
(1)	Approximate, subject to a permitted variance of plus or minus [5]%.
(2)
The approximate initial credit support percentages set forth for the certificates are approximate and, for the [IDENTIFY APPLICABLE SENIOR CLASSES] certificates, are represented in the aggregate. [The [LOAN-SPECIFIC CLASS] certificates will only provide subordination with respect to losses and shortfalls on the [NAME OF LOAN] mortgage loan.] The approximate initial credit support percentages for each class of certificates presented in the table do not include the related subordinate interest of the trust subordinate companion loan.

(3)
The assumed final distribution dates set forth in this prospectus have been determined on the basis of the assumptions described in “Description of the Certificates—Assumed Final Distribution Date; Rated Final Distribution Date”.

(4)
The weighted average life and period during which distributions of principal would be received as set forth in the foregoing table with respect to each class of certificates having a principal balance are based on the assumptions set forth under “Yield, Prepayment and Maturity Considerations—Weighted Average Life” and on the assumptions that there are no prepayments, modifications or losses in respect of the mortgage loans and that there are no extensions or forbearances of maturity dates [or anticipated repayment dates] of the mortgage loans.

(5)
The notional amount of the [INTEREST-ONLY CLASS] certificates (the “Interest-Only Certificates”) will be equal to the aggregate of the certificate balances of the Class [__] and Class [__] certificates [and the Class [__] trust component]. The notional amount of the [INTEREST-ONLY CLASS] certificates will be equal to the certificate balance of the Class [__] certificates [and the Class [__] and Class [__] trust components]. The [INTEREST-ONLY CLASSES] certificates will not be entitled to distributions of principal.

(6)
The pass-through rate for the [INTEREST-ONLY CLASS] certificates for any distribution date will equal [the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months), over (b) the weighted average of the pass-through rates of the Class [__] and Class [__] certificates and the Class [__] trust component for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date. The pass-through rate for the [INTEREST-ONLY CLASS] certificates for any distribution date will equal the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) for the related distribution date, over (b) the weighted average of the pass-through rates of the Class [__] certificates and the Class [__] and Class [__] trust components for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date. See “Description of the Certificates—Distributions—Pass-Through Rates”.

(7)
[NOTE: THE DEAL-SPECIFIC CLASS DESIGNATIONS FOR THE EXCHANGEABLE AND EXCHANGE CERTIFICATES, INCLUDED FOR ILLUSTRATIVE PURPOSES ONLY, ARE CLASS [A], CLASS [B], CLASS [C] AND CLASS [PEZ].  THE IDENTITY AND NUMBER OF EXCHANGEABLE CLASSES MAY VARY.]  The Class [A], Class [B], and Class [C] certificates may be exchanged for the Class [PEZ] certificates, and Class [PEZ] certificates may be exchanged for the Class [A], Class [B], and Class [C] certificates.

(8)
On the closing date, the issuing entity will issue the Class [A], Class [B], and Class [C] trust components, which will have outstanding certificate balances on the closing date of $[_____], $[_____] and $[_____], respectively. The Class [A], Class [B], and Class [C] certificates and the Class [PEZ] certificates will, at all times, represent undivided beneficial ownership interests in a grantor trust that will hold such trust components. Each class of the Class [A], Class [B], and Class [C] certificates and the Class [PEZ] certificates will, at all times, represent a beneficial interest in a percentage of the outstanding certificate balance of the Class [A], Class [B], and Class [C] trust components. Following any exchange of Class [A], Class [B], and Class [C] certificates for Class [PEZ] certificates or any exchange of Class [PEZ] certificates for Class [A], Class [B], and Class [C] certificates, the percentage interest of the outstanding certificate balances of the Class [A], Class [B], and Class [C] trust components that is represented by the Class [A], Class [B], and Class [C] certificates and the Class [PEZ] certificates will be increased or decreased accordingly. The initial balance of each class of the Class [A], Class [B], and Class [C] certificates shown in the table above represents the maximum principal balance of such class without giving effect to any issuance of Class [PEZ] certificates. The initial certificate balance of the Class [PEZ] certificates shown in the table above is equal to the aggregate of the maximum initial certificate balance of Class [A], Class [B], and Class [C] certificates, representing the maximum certificate balance of the Class [PEZ] certificates that could be issued in an exchange. The principal balance of the Class [A], Class [B], and Class [C] certificates to be issued on the closing date will be reduced, in required proportions, by an amount equal to the principal balance of the Class [PEZ] certificates issued on the closing date.

(9)
The initial subordination levels for the Class [A], Class [B] and Class [C] certificates and Class [PEZ] certificates are equal to the subordination level of the underlying Class [A], Class [B] and Class [C] trust component, which will have an initial outstanding balance on the closing date of $[_____]. Although the Class [PEZ] certificates are listed below the Class [__] and the Class [__] certificates in the chart, the Class [PEZ] certificates’ payment entitlements and subordination priority will be a result of the payment entitlements and subordination priority at each level of the related component classes of Class [A], Class [B], and Class [C] certificates. For purposes of determining the approximate initial credit support for Class [PEZ] certificates, the calculation is based on the aggregate initial class certificate balance of the Class [A], Class [B], and Class [C] certificates as if they were a single class.

(10)
[The Class [PEZ] certificates will not have a pass-through rate, but will be entitled to receive the sum of the interest distributable on the percentage interests of the Class [A], Class [B], and Class [C] trust components represented by the Class [PEZ] certificates. The pass-through rates on the Class [A], Class [B], and Class [C] trust components will at all times be the same as the pass-through rates of the Class [A], Class [B], and Class [C] certificates.]

(11)
[The pass-through rate of the Class [__] certificates on each distribution date will be a per annum rate equal to the lesser of (i) the pass-through rate for such class specified in the table above and (ii) the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs. See “Description of the Certificates—Distributions—Pass-Through Rates”.]

(12)
[The pass-through rate of the Class [__] certificates on each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs. See “Description of the Certificates—Distributions—Pass-Through Rates”.]

(13)
[The pass-through rate for the Class [__] certificates on each distribution date be a per annum rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs minus [__]%. See “Description of the Certificates—Distributions—Pass-Through Rates”.]

[#]	[Insert description of pass-through rates for other offered certificates.]
(15)	The [LOAN-SPECIFIC CLASS] certificates will only receive distributions from, and will only incur losses with respect to, the trust subordinate companion loan related to the [______] mortgage loan.
(16)	For any distribution date, the pass-through rate on the [LOAN-SPECIFIC CLASS] certificates will be a fixed pass-through rate.
(17)	The Class R and Class [ARD] certificates are not represented in the above table.
[RR Interest Summary
Non-Offered Eligible Vertical Interest	Approximate Initial RR Interest Balance	Approximate Initial RR Interest Rate	RR Interest Rate Description(4)	Assumed Final Distribution Date(1)	Weighted Average Life (Years)(2)	Principal Window(2)
RR Interest(3)	$[___________]	[_____]%

(1)
The assumed final distribution dates set forth in this prospectus have been determined on the basis of the assumptions described in “Description of the Certificates—Assumed Final Distribution Date; Rated Final Distribution Date”.

(2)
The weighted average life and period during which distributions of principal would be received as set forth in the foregoing table with respect to the RR interest are based on the assumptions set forth under “Yield, Prepayment and Maturity Considerations—Weighted Average Life” and on the assumptions that there are no prepayments, modifications or losses in respect of the mortgage loans and that there are no extensions or forbearances of maturity dates or anticipated repayment dates of the mortgage loans.

(3)
The RR interest represents the right to receive [___]% of all amounts collected on the mortgage loans (net of all expenses of the issuing entity) that are available for distribution to the certificates (other than the Class R certificates) and the RR interest (i.e., representing the right to receive the Risk Retention Allocation Percentage of all amounts distributed on the certificates (other than the Class R certificates) on each Distribution Date), as further described under “Description of the Certificates—Distributions”.

(4)
Although it does not have a specified pass-through rate, the effective interest rate on the RR interest will be a per annum rate equal to the weighted average of the net mortgage interest rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360‑day year consisting of twelve 30‑day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs.]

The [NON-OFFERED CLASSES] [and the RR interest] are not offered by this prospectus. Any information in this prospectus concerning such non-offered certificates or the RR interest is presented solely to enhance your understanding of the offered certificates.

TABLE OF CONTENTS

SUMMARY OF CERTIFICATES [AND RR INTEREST]	3
IMPORTANT NOTICE REGARDING THE OFFERED CERTIFICATES	13
IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS	14
SUMMARY OF TERMS	22
RISK FACTORS	52
The Certificates May Not Be a Suitable Investment for You	52
Combination or “Layering” of Multiple Risks May Significantly Increase Risk of Loss	52
Risks Related to Market Conditions and Other External Factors	52
The Volatile Economy, Credit Crisis and Downturn in the Real Estate Market Have Adversely Affected and May Continue To Adversely Affect the Value of CMBS	52
Other Events May Affect the Value and Liquidity of Your Investment	53
Risks Relating to the Mortgage Loans	53
Mortgage Loans Are Non-Recourse and Are Not Insured or Guaranteed	53
Risks of Commercial and Multifamily Lending Generally	54
Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases	55
[Retail Properties Have Special Risks	59
[Office Properties Have Special Risks	61
[Multifamily Properties Have Special Risks	62
[Senior Housing Properties May Present Special Risks	64
[Hospitality Properties Have Special Risks	65
[Risks Relating to Affiliation with a Franchise or Hotel Management Company]	66
[Self-Storage Properties Have Special Risks	67
[Industrial Properties Have Special Risks	68
[Manufactured Housing Community Properties Have Special Risks	69
[Mixed Use Properties Have Special Risks	70
[Condominium Ownership May Limit Use and Improvements	70
Operation of a Mortgaged Property Depends on the Property Manager’s Performance	71
Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses	72
Adverse Environmental Conditions at or Near Mortgaged Properties May Result in Losses	73
Risks Related to Redevelopment, Expansion and Renovation at Mortgaged Properties	74
Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses	75
Risks Related to Zoning Non-Compliance and Use Restrictions	77
Risks Relating to Inspections of Properties	78
Risks Relating to Costs of Compliance with Applicable Laws and Regulations	78
Insurance May Not Be Available or Adequate	78
Inadequacy of Title Insurers May Adversely Affect Distributions on Your Certificates	81
Terrorism Insurance May Not Be Available for All Mortgaged Properties	81
Risks Associated with Blanket Insurance Policies or Self-Insurance	82
Condemnation of a Mortgaged Property May Adversely Affect Distributions on Certificates	83
Limited Information Causes Uncertainty	83
Underwritten Net Cash Flow Could Be Based On Incorrect or Failed Assumptions	83
Frequent and Early Occurrence of Borrower Delinquencies and Defaults May Adversely Affect Your Investment	84

The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us; Some Mortgage Loans May Not Have Complied With Another Originator’s Underwriting Criteria	85
Static Pool Data Would Not Be Indicative of the Performance of this Pool	85
Appraisals May Not Reflect Current or Future Market Value of Each Property	86
[Seasoned Mortgage Loans Present Additional Risk of Repayment	87
The Performance of a Mortgage Loan and Its Related Mortgaged Property Depends in Part on Who Controls the Borrower and Mortgaged Property	88
The Borrower’s Form of Entity May Cause Special Risks	88
A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans	90
Litigation Regarding the Mortgaged Properties or Borrowers May Impair Your Distributions	90
Other Financings or Ability to Incur Other Indebtedness Entails Risk	91
Tenancies-in-Common May Hinder Recovery	93
Risks Relating to Enforceability of Cross-Collateralization	93
Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions	93
Risks Associated with One Action Rules	94
State Law Limitations on Assignments of Leases and Rents May Entail Risks	94
Various Other Laws Could Affect the Exercise of Lender’s Rights	94
The Absence of Lockboxes Entails Risks That Could Adversely Affect Distributions on Your Certificates	95
[Risks of Anticipated Repayment Date Loans	95
Borrower May Be Unable To Repay Remaining Principal Balance on Maturity Date or Anticipated Repayment Date; Longer Amortization Schedules and Interest-Only Provisions Increase Risk	95
[Risks Relating to Floating Rate Mortgage Loans]	97
Risks Related to Ground Leases and Other Leasehold Interests	97
[Leased Fee Properties Have Special Risks]	98
Increases in Real Estate Taxes May Reduce Available Funds	99
State and Local Mortgage Recording Taxes May Apply Upon a Foreclosure or Deed in Lieu of Foreclosure and Reduce Net Proceeds	99
[Risks Relating to Shari’ah Compliant Loans]	99
Risks Related to Conflicts of Interest	99
Interests and Incentives of the Originators, the Sponsors and Their Affiliates May Not Be Aligned With Your Interests	99
Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests	101
Potential Conflicts of Interest of the Master Servicer and the Special Servicer	103
Potential Conflicts of Interest of the Operating Advisor	104
Potential Conflicts of Interest of the Asset Representations Reviewer	105
Potential Conflicts of Interest of the Directing Certificateholder and the Companion Loan Holders	106
Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans	107
Conflicts of Interest May Occur as a Result of the Rights of the Applicable Directing Certificateholder To Terminate the Special Servicer of the Applicable Whole Loan	108
Other Potential Conflicts of Interest May Affect Your Investment	108
Other Risks Relating to the Certificates	109
The Certificates Are Limited Obligations	109
The Certificates May Have Limited Liquidity and the Market Value of the Certificates May Decline	109

Legal and Regulatory Provisions Affecting Investors Could Adversely Affect the Liquidity of the Offered Certificates	110
Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded	113
Your Yield May Be Affected by Defaults, Prepayments and Other Factors	115
There Are Risks Relating to the Exchangeable Certificates	118
Subordination of the Subordinated Certificates and Class [PEZ] Certificates Will Affect the Timing of Distributions and the Application of Losses on the Subordinated Certificates and Class [PEZ] Certificates	119
[Pro Rata Allocation of Principal Between and Among the Subordinate Companion Loan and the Related Mortgage Loan Prior to a Material Mortgage Loan Event Default.	119
[Payments Allocated to the RR Interest or the Certificates Will Not Be Available to the RR Interest or the Certificates, Respectively	119
Your Lack of Control Over the Issuing Entity and the Mortgage Loans Can Impact Your Investment	119
Risks Relating to Modifications of the Mortgage Loans	124
Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans or Pay Any Loss of Value Payment Sufficient to Cover All Losses on a Defective Mortgage Loan	125
Risks Relating to Interest on Advances and Special Servicing Compensation	125
Bankruptcy of a Servicer May Adversely Affect Collections on the Mortgage Loans and the Ability to Replace the Servicer	126
Risks Relating to a Bankruptcy of an Originator, a Sponsor or the Depositor, or a Receivership or Conservatorship of Goldman Sachs Bank USA	126
The Requirement of the Special Servicer to Obtain FIRREA-Compliant Appraisals May Result in an Increased Cost to the Issuing Entity	127
[Risks Associated with Floating Rate Certificates]	128
Realization on the Mortgage Loans That Are Part of a Serviced Whole Loan May Be Adversely Affected by the Rights of the Holder of the Related Serviced Companion Loan	128
Book-Entry Securities May Delay Receipt of Payment and Reports and Limit Liquidity and Your Ability to Pledge Certificates	128
Book-Entry Registration Will Mean You Will Not Be Recognized as a Holder of Record	129
Tax Matters and Changes in Tax Law May Adversely Impact the Mortgage Loans or Your Investment	129
DESCRIPTION OF THE MORTGAGE POOL	131
General	131
Certain Calculations and Definitions	132
Definitions	133
Mortgage Pool Characteristics	140
Overview	140
Property Types	141
Significant Mortgage Loans and Significant Obligors	145
Mortgage Loan Concentrations	145
Cross-Collateralized Mortgage Loans; Multi-Property Mortgage Loans and Related Borrower Mortgage Loans	145
Geographic Concentrations	147
Mortgaged Properties With Limited Prior Operating History	147
Tenancies-in-Common	148
[Condominium Interests	148
Fee & Leasehold Estates; Ground Leases	148
Environmental Considerations	149
Redevelopment, Renovation and Expansion	150
[Assessment of Property Value and Condition	150
Appraisals	150
Engineering Reports	151

Zoning and Building Code Compliance and Condemnation	151
Litigation and Other Considerations	151
Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings	151
Loan Purpose	151
Default History, Bankruptcy Issues and Other Proceedings	152
Tenant Issues	152
Tenant Concentrations	152
Lease Expirations and Terminations	153
Purchase Options and Rights of First Refusal	157
[Credit Lease Loans]	157
Affiliated Leases	159
Insurance Considerations	159
Use Restrictions	160
Appraised Value	160
Non-Recourse Carveout Limitations	161
Real Estate and Other Tax Considerations	161
Delinquency Information	161
Certain Terms of the Mortgage Loans	162
Amortization of Principal	162
Due Dates; Mortgage Rates; Calculations of Interest	162
ARD Loan(s)	163
Single Purpose Entity Covenants	163
Prepayment Protections and Certain Involuntary Prepayments	164
“Due-On-Sale” and “Due-On-Encumbrance” Provisions	165
Defeasance; Collateral Substitution	166
[Partial Releases]	167
Escrows	167
Mortgaged Property Accounts	167
[Delaware Statutory Trusts]	168
[Shari’ah Compliant Loan]	168
Exceptions to Underwriting Guidelines	169
Additional Indebtedness	169
General	169
Whole Loans	169
Mezzanine Indebtedness	170
Preferred Equity	172
Other Secured Indebtedness	172
Other Unsecured Indebtedness	172
The Whole Loans	172
General	172
The Serviced Pari Passu Whole Loan	173
The Serviced AB Whole Loan	176
The Non-Serviced Whole Loan	182
Additional Information	185
TRANSACTION PARTIES	185
The Sponsors and Mortgage Loan Sellers	185
Goldman Sachs Mortgage Company	185
The Goldman Originators	187
[NAMES OF OTHER SPONSORS]	194
Compensation of the Sponsors	194
[The Originators] [IF THERE ARE ORIGINATORS THAT ARE NOT SPONSORS OR MORTGAGE LOAN SELLERS]	194
The Depositor	195
The Issuing Entity	195
The Trustee	196
The Certificate Administrator	197
The Master Servicer	198
The Non-Serviced Master Servicer	199
[DISCLOSURE TO BE ADDED IF NON-SERVICED MASTER SERVICER SERVICES NON-SERVICED MORTGAGE LOANS IN EXCESS OF 20% OF THE INITIAL POOL BALANCE OR IS AN AFFILIATED NON-SERVICED MASTER SERVICER]	199
The Special Servicer	199
The Non-Serviced Special Servicer [TO BE ADDED IF NON-SERVICED SPECIAL SERVICER SERVICES NON-SERVICED MORTGAGE LOANS IN EXCESS OF 20% OF THE INITIAL POOL BALANCE OR IS AN AFFILIATED NON-SERVICED SPECIAL SERVICER]	200
[OTHER SERVICERS]	201
The Operating Advisor	201
The Asset Representations Reviewer	201
CREDIT RISK RETENTION	202
General	202
[RR Interest	203
RR Interest Available Funds	203
Priority of Distributions on the RR Interest	204
Allocation of RR Interest Realized Loss	205
Material Terms	205
Material Terms	207
Hedging, Transfer and Financing Restrictions	207
Representations and Warranties	208
Determination of Amount of Required Credit Risk Retention	208
General	209
Interest-Only Certificates	212
[Qualifying CRE Loans	215
DESCRIPTION OF THE CERTIFICATES	216
General	216

Exchanges of Exchangeable Certificates	220
Exchanges	220
Procedures	221
Distributions	222
Method, Timing and Amount	222
Available Funds	222
Priority of Distributions	224
Pass-Through Rates	225
Interest Distribution Amount	227
Principal Distribution Amount	227
Certain Calculations with Respect to Individual Mortgage Loans	229
Excess Interest	230
Application Priority of Mortgage Loan Collections or Whole Loan Collections	230
Allocation of Yield Maintenance Charges and Prepayment Premiums	232
Assumed Final Distribution Date; Rated Final Distribution Date	233
Prepayment Interest Shortfalls	233
Subordination; Allocation of Realized Losses	235
Reports to Certificateholders [and the RR Interest Owner]; Certain Available Information	237
Certificate Administrator Reports	237
Information Available Electronically	242
Voting Rights	247
Delivery, Form, Transfer and Denomination	247
Book-Entry Registration	248
Definitive Certificates	250
Certificateholder Communication	251
Access to Certificateholders’ Names and Addresses	251
Requests to Communicate	251
List of Certificateholders	251
DESCRIPTION OF THE MORTGAGE LOAN PURCHASE AGREEMENTS	252
General	252
Dispute Resolution Provisions	257
Asset Review Obligations	257
POOLING AND SERVICING AGREEMENT	258
General	258
Assignment of the Mortgage Loans	258
Servicing Standard	259
Subservicing	260
Advances	261
P&I Advances	261
Servicing Advances	262
Recovery of Advances	263
Accounts	265
Withdrawals from the Collection Account	267
Servicing and Other Compensation and Payment of Expenses	269
General	269
Master Servicing Compensation	273
Special Servicing Compensation	275
Disclosable Special Servicer Fees	278
Certificate Administrator and Trustee Compensation	279
Operating Advisor Compensation	279
Asset Representations Reviewer Compensation	280
CREFC® Intellectual Property Royalty License Fee	280
Appraisal Reduction Amounts	281
Maintenance of Insurance	287
Modifications, Waivers and Amendments	289
Enforcement of “Due-on-Sale” and “Due-on-Encumbrance” Provisions	291
Inspections	292
Collection of Operating Information	293
Special Servicing Transfer Event	293
Asset Status Report	295
Realization Upon Mortgage Loans	298
Sale of Defaulted Loans and REO Properties	300
The Directing Certificateholder	303
General	303
Major Decisions	304
Asset Status Report	306
Replacement of Special Servicer	306
Control Termination Event, Consultation Termination Event and Operating Advisor Consultation Event	306
Servicing Override	309
Rights of Holders of Companion Loans and Loan Specific Directing Certificateholder	310
Limitation on Liability of Directing Certificateholder	310
The Operating Advisor	311
General	311
Duties of Operating Advisor In General	312
Annual Report	313
Additional Duties of the Operating Advisor While an Operating Advisor Consultation Event Has Occurred and is Continuing	314
Recommendation of the Replacement of the Special Servicer	315
Eligibility of Operating Advisor	315
Other Obligations of Operating Advisor	316
Delegation of Operating Advisor’s Duties	316

Termination of the Operating Advisor With Cause	317
Rights Upon Operating Advisor Termination Event	318
Waiver of Operating Advisor Termination Event	318
Termination of the Operating Advisor Without Cause	318
Resignation of the Operating Advisor	319
Operating Advisor Compensation	319
The Asset Representations Reviewer	319
Asset Review	319
Eligibility of Asset Representations Reviewer	323
Other Obligations of Asset Representations Reviewer	323
Delegation of Asset Representations Reviewer’s Duties	324
Asset Reviewer Termination Events	324
Rights Upon Asset Reviewer Termination Event	325
Termination of the Asset Representations Reviewer Without Cause	325
Assignment of Asset Representations Reviewer’s Rights and Obligations	325
Resignation of Asset Representations Reviewer	325
Asset Representations Reviewer Compensation	326
[Limitation on Liability of Risk Retention Consultation Party	326
Replacement of Special Servicer Without Cause	326
Replacement of the Special Servicer After Operating Advisor Recommendation and Investor Vote	329
Termination of Master Servicer and Special Servicer for Cause	330
Servicer Termination Events	330
Rights Upon Servicer Termination Event	331
Waiver of Servicer Termination Event	333
Resignation of the Master Servicer and Special Servicer	333
[Resignation of Master Servicer, Trustee, Certificate Administrator, Operating Advisor or Asset Representations Reviewer Upon Prohibited Risk Retention Affiliation	333
Limitation on Liability; Indemnification	334
Enforcement of Mortgage Loan Seller’s Obligations Under the MLPA	336
Dispute Resolution Provisions	337
Repurchase Request Delivered by a Party to the PSA	337
Resolution of a Repurchase Request	338
Mediation and Arbitration Provisions	340
Servicing of the Non-Serviced Mortgage Loans	341
Rating Agency Confirmations	343
Evidence as to Compliance	345
Limitation on Rights of Certificateholders [and RR Interest Owner] to Institute a Proceeding	346
Termination; Retirement of Certificates	346
Amendment	347
Resignation and Removal of the Trustee and the Certificate Administrator	350
Governing Law; Waiver of Jury Trial; and Consent to Jurisdiction	351
[DESCRIPTION OF THE DERIVATIVES INSTRUMENT]	351
[General	351
The Swap Contract	352
Significance Percentage	354
Termination Payments	354
The Swap Counterparty	354
CERTAIN LEGAL ASPECTS OF MORTGAGE LOANS	355
General	355
Types of Mortgage Instruments	355
Leases and Rents	355
Personalty	356
Foreclosure	356
General	356
Foreclosure Procedures Vary from State to State	356
Judicial Foreclosure	356
Equitable and Other Limitations on Enforceability of Certain Provisions	357
Nonjudicial Foreclosure/Power of Sale	357
Public Sale	357
Rights of Redemption	358
Anti Deficiency Legislation	359
Leasehold Considerations	359
Cooperative Shares	360
Bankruptcy Laws	360
Environmental Considerations	365
General	365
Superlien Laws	365
CERCLA	366
Certain Other Federal and State Laws	366

Additional Considerations	367
Due on Sale and Due on Encumbrance Provisions	367
Subordinate Financing	367
Default Interest and Limitations on Prepayments	367
Applicability of Usury Laws	368
Americans with Disabilities Act	368
Servicemembers Civil Relief Act	368
Anti-Money Laundering, Economic Sanctions and Bribery	369
Potential Forfeiture of Assets	369
CERTAIN AFFILIATIONS, RELATIONSHIPS AND RELATED TRANSACTIONS INVOLVING TRANSACTION PARTIES	369
PENDING LEGAL PROCEEDINGS INVOLVING TRANSACTION PARTIES	370
USE OF PROCEEDS	371
YIELD, PREPAYMENT AND MATURITY CONSIDERATIONS	371
Yield Considerations	371
General	371
Rate and Timing of Principal Payments	371
Losses and Shortfalls	373
Certain Relevant Factors Affecting Loan Payments and Defaults	373
Delay in Payment of Distributions	374
Yield on the Certificates with Notional Amounts	374
Weighted Average Life	375
Pre-Tax Yield to Maturity Tables	378
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS	380
General	380
Qualification as a REMIC	381
Status of Certificates	382
Taxation of Regular Interests	383
General	383
Original Issue Discount	383
[Variable Rate Regular Certificates	386
[Deferred Interest	387
Acquisition Premium	387
Market Discount	387
Premium	388
Election To Treat All Interest Under the Constant Yield Method	389
Treatment of Losses	389
Spread Maintenance Payments	390
Sale or Exchange of Regular Interests	390
Taxation of the [ARD Class] Certificates	391
Taxation of the Swap Contract	391
Taxation of Class [PEZ] and Exchangeable Certificates	392
[Exchangeable Certificates Representing Disproportionate Interests in Related Exchangeable Certificates	393
Alternative Characterization	393
Taxation of Exchange	394
Taxes That May Be Imposed on a REMIC	394
Prohibited Transactions	394
Contributions to a REMIC After the Startup Day	394
Net Income from Foreclosure Property	394
Bipartisan Budget Act of 2015	395
Taxation of Certain Foreign Investors	395
FATCA	396
Backup Withholding	396
Information Reporting	397
3.8% Medicare Tax on “Net Investment Income”	397
Reporting Requirements	397
CERTAIN STATE AND LOCAL AND FOREIGN TAX CONSIDERATIONS	398
METHOD OF DISTRIBUTION (UNDERWRITER)	398
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE	400
WHERE YOU CAN FIND MORE INFORMATION	401
FINANCIAL INFORMATION	401
CERTAIN ERISA CONSIDERATIONS	401
General	401
Plan Asset Regulations	402
Administrative Exemptions	402
Insurance Company General Accounts	404
LEGAL INVESTMENT	405
LEGAL MATTERS	406
RATINGS	406
INDEX OF DEFINED TERMS	409

ANNEX A‑1	CERTAIN CHARACTERISTICS OF THE MORTGAGE LOANS AND MORTGAGED PROPERTIES [(SCHEDULE AL)]
ANNEX A‑2	CERTAIN POOL CHARACTERISTICS OF THE MORTGAGE LOANS AND MORTGAGED PROPERTIES
ANNEX A‑3	DESCRIPTION OF THE TOP TEN MORTGAGE LOANS
ANNEX B	FORM OF DISTRIBUTION DATE STATEMENT
ANNEX C	FORM OF OPERATING ADVISOR ANNUAL REPORT

ANNEX D-1	MORTGAGE LOAN SELLER REPRESENTATIONS AND WARRANTIES
ANNEX D-2	EXCEPTIONS TO MORTGAGE LOAN SELLER REPRESENTATIONS AND WARRANTIES
ANNEX E	CLASS [A-SB] PLANNED PRINCIPAL BALANCE SCHEDULE

IMPORTANT NOTICE REGARDING THE OFFERED CERTIFICATES
WE HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO THE CERTIFICATES OFFERED IN THIS PROSPECTUS.  HOWEVER, THIS PROSPECTUS DOES NOT CONTAIN ALL OF THE INFORMATION CONTAINED IN OUR REGISTRATION STATEMENT.  FOR FURTHER INFORMATION REGARDING THE DOCUMENTS REFERRED TO IN THIS PROSPECTUS, YOU SHOULD REFER TO OUR REGISTRATION STATEMENT AND THE EXHIBITS TO IT.  OUR REGISTRATION STATEMENT AND THE EXHIBITS TO IT CAN BE INSPECTED AND COPIED AT PRESCRIBED RATES AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE SEC AT ITS PUBLIC REFERENCE ROOM, 100 F STREET, N.E., WASHINGTON, D.C. 20549.  YOU MAY OBTAIN INFORMATION ON THE OPERATION OF THE PUBLIC REFERENCE ROOM BY CALLING THE SEC AT 1‑800‑SEC‑0330.  COPIES OF THESE MATERIALS CAN ALSO BE OBTAINED ELECTRONICALLY THROUGH THE SEC’S INTERNET WEBSITE (HTTP://WWW.SEC.GOV).
THIS PROSPECTUS IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY STATE OR OTHER JURISDICTION WHERE SUCH OFFER, SOLICITATION OR SALE IS NOT PERMITTED.
THE OFFERED CERTIFICATES ARE OFFERED ON A “WHEN, AS AND IF ISSUED” BASIS.
THE UNDERWRITERS DESCRIBED IN THESE MATERIALS MAY FROM TIME TO TIME PERFORM INVESTMENT BANKING SERVICES FOR, OR SOLICIT INVESTMENT BANKING BUSINESS FROM, ANY COMPANY NAMED IN THESE MATERIALS. THE UNDERWRITERS AND/OR THEIR RESPECTIVE EMPLOYEES MAY FROM TIME TO TIME HAVE A LONG OR SHORT POSITION IN ANY CONTRACT OR CERTIFICATE DISCUSSED IN THESE MATERIALS.

THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPERSEDES ANY PREVIOUS INFORMATION DELIVERED TO ANY PROSPECTIVE INVESTOR REGARDING THE OFFERED CERTIFICATES.
THE OFFERED CERTIFICATES DO NOT REPRESENT AN INTEREST IN OR OBLIGATION OF THE DEPOSITOR, THE SPONSOR, THE MORTGAGE LOAN SELLER, THE MASTER SERVICER, THE SPECIAL SERVICER, THE TRUSTEE, THE OPERATING ADVISOR, THE ASSET REPRESENTATIONS REVIEWER, THE CERTIFICATE ADMINISTRATOR, THE DIRECTING CERTIFICATEHOLDER, THE RISK RETENTION CONSULTATION PARTY, THE UNDERWRITERS OR ANY OF THEIR RESPECTIVE AFFILIATES. NEITHER THE OFFERED CERTIFICATES NOR THE MORTGAGE LOANS ARE INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OR INSTRUMENTALITY OR PRIVATE INSURER.
THERE IS CURRENTLY NO SECONDARY MARKET FOR THE OFFERED CERTIFICATES.  WE CANNOT ASSURE YOU THAT A SECONDARY MARKET WILL DEVELOP OR, IF A SECONDARY MARKET DOES DEVELOP, THAT IT WILL PROVIDE HOLDERS OF THE OFFERED CERTIFICATES WITH LIQUIDITY OF INVESTMENT OR THAT IT WILL CONTINUE FOR THE TERM OF THE OFFERED CERTIFICATES.  THE UNDERWRITERS CURRENTLY INTEND TO MAKE A MARKET IN THE OFFERED CERTIFICATES BUT ARE UNDER NO OBLIGATION TO DO SO.  ACCORDINGLY, PURCHASERS MUST BE PREPARED TO BEAR THE RISKS OF THEIR INVESTMENTS FOR AN INDEFINITE PERIOD. SEE “RISK FACTORS—OTHER RISKS RELATING TO THE CERTIFICATES— THE CERTIFICATES MAY HAVE LIMITED LIQUIDITY AND THE MARKET VALUE OF THE CERTIFICATES MAY DECLINE” IN THIS PROSPECTUS.

IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS PROSPECTUS
You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus.
This prospectus begins with several introductory sections describing the certificates and the issuing entity in abbreviated form:
•	Summary of Certificates [and RR Interest], commencing on page [__] of this prospectus, which sets forth important statistical information relating to the certificates;
•	Summary of Terms, commencing on page [__] of this prospectus, which gives a brief introduction of the key features of the certificates and a description of the mortgage loans; and
•	Risk Factors, commencing on page [__] of this prospectus, which describes risks that apply to the certificates.
This prospectus includes cross references to sections in this prospectus where you can find further related discussions. The table of contents in this prospectus identifies the pages where these sections are located.
Certain capitalized terms are defined and used in this prospectus to assist you in understanding the terms of the offered certificates and this offering. The capitalized terms used in this prospectus are defined on the pages indicated under the caption “Index of Defined Terms” commencing on page [__] of this prospectus.
All annexes and schedules attached to this prospectus are a part of this prospectus.
In this prospectus:
•	the terms “depositor”, “we”, “us” and “our” refer to GS Mortgage Securities Corporation II.
•
references to “lender” or “mortgage lender” with respect to a mortgage loan generally should be construed to mean, from and after the date of initial issuance of the offered certificates, the trustee on behalf of the issuing entity as the holder of record title to the mortgage loans or the master servicer or special servicer, as applicable, with respect to the obligations and rights of the lender as described under “Pooling and Servicing Agreement”.

•
unless otherwise specified, (i) references to a mortgaged property (or portfolio of mortgaged properties) by name refer to such mortgaged property (or portfolio of mortgaged properties) so identified on Annex A-1, (ii) references to a mortgage loan by name refer to such mortgage loan secured by the related mortgaged property (or portfolio of mortgaged properties) so identified on Annex A-1, (iii) any parenthetical with a percent next to a mortgaged property name (or portfolio of mortgaged properties name) indicates the approximate percent (or approximate aggregate percent) that the outstanding principal balance of the related mortgage loan (or, if applicable, the allocated loan amount with respect to such mortgaged property) represents of the aggregate  outstanding principal balance of the pool of mortgage loans as of the cut-off date for this securitization, and (iv) any parenthetical with a percent next to a mortgage loan name or a group of mortgage loans indicates the approximate percent (or approximate aggregate percent) that the outstanding principal balance of such mortgage loan or the aggregate outstanding principal balance of such group of mortgage loans, as applicable, represents of the aggregate outstanding principal balance of the pool of mortgage loans as of the cut-off date for this securitization.

Until ninety days after the date of this prospectus, all dealers that buy, sell or trade the offered certificates, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
This prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state or other jurisdiction where such offer, solicitation or sale is not permitted.
EUROPEAN ECONOMIC AREA
 THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE PROSPECTUS DIRECTIVE (AS DEFINED BELOW).
THE OFFERED CERTIFICATES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (THE “EEA”). FOR THESE PURPOSES, A RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF: (I) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); OR (II) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE 2002/92/EC, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (III) NOT A QUALIFIED INVESTOR AS DEFINED IN DIRECTIVE 2003/71/EC (AS AMENDED, THE “PROSPECTUS DIRECTIVE”). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE “PRIIPS REGULATION”) FOR OFFERING OR SELLING THE OFFERED CERTIFICATES OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED AND THEREFORE OFFERING OR SELLING THE OFFERED CERTIFICATES OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.
FURTHERMORE, THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF OFFERED CERTIFICATES IN THE EEA WILL ONLY BE MADE TO A LEGAL ENTITY WHICH IS A QUALIFIED INVESTOR UNDER THE PROSPECTUS DIRECTIVE. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THE EEA OF THE CERTIFICATES MAY ONLY DO SO WITH RESPECT TO QUALIFIED INVESTORS.
NONE OF THE DEPOSITOR, THE ISSUING ENTITY OR ANY OF THE UNDERWRITERS HAS AUTHORIZED, NOR DOES ANY OF THEM AUTHORIZE, THE MAKING OF ANY OFFER OF OFFERED CERTIFICATES OTHER THAN TO QUALIFIED INVESTORS.
EUROPEAN ECONOMIC AREA SELLING RESTRICTIONS
EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT:
IT HAS NOT OFFERED, SOLD OR OTHERWISE MADE AVAILABLE AND WILL NOT OFFER, SELL OR OTHERWISE MAKE AVAILABLE ANY OFFERED CERTIFICATES TO ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA. FOR THE PURPOSES OF THIS PROVISION:
(i) THE EXPRESSION “RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING:
(A) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”); OR
(B) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE 2002/92/EC, WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR
(C) NOT A QUALIFIED INVESTOR AS DEFINED IN DIRECTIVE 2003/71/EC (AS AMENDED, THE “PROSPECTUS DIRECTIVE”);  AND

(ii) THE EXPRESSION “OFFER” INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE OFFERED CERTIFICATES TO BE OFFERED SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE THE OFFERED CERTIFICATES.
NOTICE TO RESIDENTS OF THE UNITED KINGDOM
THE ISSUING ENTITY MAY CONSTITUTE A “COLLECTIVE INVESTMENT SCHEME” AS DEFINED BY SECTION 235 OF THE FSMA THAT IS NOT A “RECOGNIZED COLLECTIVE INVESTMENT SCHEME” FOR THE PURPOSES OF THE FSMA AND THAT HAS NOT BEEN AUTHORIZED, REGULATED OR OTHERWISE RECOGNIZED OR APPROVED. AS AN UNREGULATED SCHEME, THE OFFERED CERTIFICATES CANNOT BE MARKETED IN THE UNITED KINGDOM TO THE GENERAL PUBLIC, EXCEPT IN ACCORDANCE WITH THE FSMA.
THE DISTRIBUTION OF THIS PROSPECTUS (A) IF MADE BY A PERSON WHO IS NOT AN AUTHORIZED PERSON UNDER THE FSMA, IS BEING MADE ONLY TO, OR DIRECTED ONLY AT, PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, OR (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFY AS INVESTMENT PROFESSIONALS IN ACCORDANCE WITH ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE “FINANCIAL PROMOTION ORDER”), OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) THROUGH (D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.”) OF THE FINANCIAL PROMOTION ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “FPO PERSONS” ); AND (B) IF MADE BY A PERSON WHO IS AN AUTHORIZED PERSON UNDER THE FSMA, IS BEING MADE ONLY TO, OR DIRECTED ONLY AT, PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM, OR (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND QUALIFY AS INVESTMENT PROFESSIONALS IN ACCORDANCE WITH ARTICLE 14(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (PROMOTION OF COLLECTIVE INVESTMENT SCHEMES) (EXEMPTIONS) ORDER 2001 (THE “PROMOTION OF COLLECTIVE INVESTMENT SCHEMES EXEMPTIONS ORDER”), OR (III) ARE PERSONS FALLING WITHIN ARTICLE 22(2)(A) THROUGH (D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC.”) OF THE PROMOTION OF COLLECTIVE INVESTMENT SCHEMES EXEMPTIONS ORDER, OR (IV) PERSONS TO WHOM THE ISSUING ENTITY MAY LAWFULLY BE PROMOTED IN ACCORDANCE WITH RULE 4.12 OF THE UK FINANCIAL CONDUCT AUTHORITY’S CONDUCT OF BUSINESS SOURCEBOOK (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “PCIS PERSONS”  AND, TOGETHER WITH THE FPO PERSONS, THE “RELEVANT PERSONS”).
THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE OFFERED CERTIFICATES, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. ANY PERSONS OTHER THAN RELEVANT PERSONS SHOULD NOT ACT OR RELY ON THIS PROSPECTUS.
POTENTIAL INVESTORS IN THE UNITED KINGDOM ARE ADVISED THAT ALL, OR MOST, OF THE PROTECTIONS AFFORDED BY THE UNITED KINGDOM REGULATORY SYSTEM WILL NOT APPLY TO AN INVESTMENT IN THE OFFERED CERTIFICATES AND THAT COMPENSATION WILL NOT BE AVAILABLE UNDER THE UNITED KINGDOM FINANCIAL SERVICES COMPENSATION SCHEME.

UNITED KINGDOM SELLING RESTRICTIONS
EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT:
(A) IT HAS ONLY COMMUNICATED OR CAUSED TO BE COMMUNICATED AND WILL ONLY COMMUNICATE OR CAUSE TO BE COMMUNICATED AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (“FSMA”)) RECEIVED BY IT IN CONNECTION WITH THE ISSUE OR SALE OF THE OFFERED CERTIFICATES IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO THE ISSUING ENTITY OR THE DEPOSITOR; AND
(B) IT HAS COMPLIED AND WILL COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE OFFERED CERTIFICATES IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM.
PEOPLE’S REPUBLIC OF CHINA
THE OFFERED CERTIFICATES WILL NOT BE OFFERED OR SOLD IN THE PEOPLE’S REPUBLIC OF CHINA (EXCLUDING HONG KONG, MACAU AND TAIWAN, THE “PRC”) AS PART OF THE INITIAL DISTRIBUTION OF THE OFFERED CERTIFICATES BUT MAY BE AVAILABLE FOR PURCHASE BY INVESTORS RESIDENT IN THE PRC FROM OUTSIDE THE PRC.
THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN THE PRC TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE THE OFFER OR SOLICITATION IN THE PRC.
THE DEPOSITOR DOES NOT REPRESENT THAT THIS PROSPECTUS MAY BE LAWFULLY DISTRIBUTED, OR THAT ANY OFFERED CERTIFICATES MAY BE LAWFULLY OFFERED, IN COMPLIANCE WITH ANY APPLICABLE REGISTRATION OR OTHER REQUIREMENTS IN THE PRC, OR PURSUANT TO AN EXEMPTION AVAILABLE THEREUNDER, OR ASSUME ANY RESPONSIBILITY FOR FACILITATING ANY SUCH DISTRIBUTION OR OFFERING. IN PARTICULAR, NO ACTION HAS BEEN TAKEN BY THE DEPOSITOR WHICH WOULD PERMIT AN OFFERING OF ANY OFFERED CERTIFICATES OR THE DISTRIBUTION OF THIS PROSPECTUS IN THE PRC.
ACCORDINGLY, THE OFFERED CERTIFICATES ARE NOT BEING OFFERED OR SOLD WITHIN THE PRC BY MEANS OF THIS PROSPECTUS OR ANY OTHER DOCUMENT. NEITHER THIS PROSPECTUS NOR ANY ADVERTISEMENT OR OTHER OFFERING MATERIAL MAY BE DISTRIBUTED OR PUBLISHED IN THE PRC, EXCEPT UNDER CIRCUMSTANCES THAT WILL RESULT IN COMPLIANCE WITH ANY APPLICABLE LAWS AND REGULATIONS.

HONG KONG
THIS PROSPECTUS HAS NOT BEEN DELIVERED FOR REGISTRATION TO THE REGISTRAR OF COMPANIES IN HONG KONG AND THE CONTENTS OF THIS PROSPECTUS HAVE NOT BEEN REVIEWED OR APPROVED BY ANY REGULATORY AUTHORITY IN HONG KONG. THIS PROSPECTUS DOES NOT CONSTITUTE NOR INTEND TO BE AN OFFER OR INVITATION TO THE PUBLIC IN HONG KONG TO ACQUIRE THE OFFERED CERTIFICATES.
EACH UNDERWRITER HAS REPRESENTED, WARRANTED AND AGREED THAT: (1) IT HAS NOT OFFERED OR SOLD AND WILL NOT OFFER OR SELL IN HONG KONG, BY MEANS OF ANY DOCUMENT, ANY OFFERED CERTIFICATES (EXCEPT FOR CERTIFICATES WHICH ARE A “STRUCTURED PRODUCT” AS DEFINED IN THE SECURITIES AND FUTURES ORDINANCE (CAP. 571) (THE “SFO”) OF HONG KONG) OTHER THAN (A) TO “PROFESSIONAL INVESTORS” AS DEFINED IN THE SFO AND ANY RULES OR REGULATIONS MADE UNDER THE SFO; OR (B) IN OTHER CIRCUMSTANCES WHICH DO NOT RESULT IN THE DOCUMENT BEING A “PROSPECTUS” AS DEFINED IN THE COMPANIES (WINDING UP AND MISCELLANEOUS PROVISIONS) ORDINANCE (CAP. 32) (THE “C(WUMP)O”) OF HONG KONG OR WHICH DO NOT CONSTITUTE AN OFFER TO THE PUBLIC WITHIN THE MEANING OF THE C(WUMP)O; AND (2) IT HAS NOT ISSUED OR HAD IN ITS POSSESSION FOR THE PURPOSES OF ISSUE, AND WILL NOT ISSUE OR HAVE IN ITS POSSESSION FOR THE PURPOSES OF ISSUE, WHETHER IN HONG KONG OR ELSEWHERE, ANY ADVERTISEMENT, INVITATION OR DOCUMENT RELATING TO THE OFFERED CERTIFICATES, WHICH IS DIRECTED AT, OR THE CONTENTS OF WHICH ARE LIKELY TO BE ACCESSED OR READ BY, THE PUBLIC OF HONG KONG (EXCEPT IF PERMITTED TO DO SO UNDER THE SECURITIES LAWS OF HONG KONG) OTHER THAN WITH RESPECT TO OFFERED CERTIFICATES WHICH ARE OR ARE INTENDED TO BE DISPOSED OF ONLY TO PERSONS OUTSIDE HONG KONG OR ONLY TO “PROFESSIONAL INVESTORS” AS DEFINED IN THE SFO AND ANY RULES MADE UNDER THE SFO.
W A R N I N G
THE CONTENTS OF THIS PROSPECTUS HAVE NOT BEEN REVIEWED OR APPROVED BY ANY REGULATORY AUTHORITY IN HONG KONG. YOU ARE ADVISED TO EXERCISE CAUTION IN RELATION TO THE OFFER. IF YOU ARE IN ANY DOUBT ABOUT ANY OF THE CONTENTS OF THIS PROSPECTUS, YOU SHOULD OBTAIN INDEPENDENT PROFESSIONAL ADVICE.
SINGAPORE
NEITHER THIS PROSPECTUS NOR ANY OTHER DOCUMENT OR MATERIAL IN CONNECTION WITH ANY OFFER OF THE OFFERED CERTIFICATES HAS BEEN REGISTERED AS A PROSPECTUS WITH THE MONETARY AUTHORITY OF SINGAPORE (“MAS”) UNDER THE SECURITIES AND FUTURES ACT (CAP. 289) OF SINGAPORE (THE “SFA”). ACCORDINGLY, MAS ASSUMES NO RESPONSIBILITY FOR THE CONTENTS OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT A PROSPECTUS AS DEFINED IN THE SFA AND STATUTORY LIABILITY UNDER THE SFA IN RELATION TO THE CONTENTS OF PROSPECTUSES WOULD NOT APPLY. ANY PROSPECTIVE INVESTOR SHOULD CONSIDER CAREFULLY WHETHER THE INVESTMENT IS SUITABLE FOR IT. THIS PROSPECTUS AND ANY OTHER DOCUMENT OR MATERIAL IN CONNECTION WITH THE OFFER OR SALE, OR INVITATION FOR SUBSCRIPTION OR PURCHASE, OF THE OFFERED CERTIFICATES MAY NOT BE CIRCULATED OR DISTRIBUTED, NOR MAY THE OFFERED CERTIFICATES BE OFFERED OR SOLD, OR BE MADE THE SUBJECT OF AN INVITATION FOR SUBSCRIPTION OR PURCHASE, WHETHER DIRECTLY OR INDIRECTLY, TO PERSONS IN SINGAPORE OTHER THAN (I) TO AN INSTITUTIONAL INVESTOR UNDER SECTION 274 OF THE SFA, (II) TO A RELEVANT PERSON (AS DEFINED IN SECTION 275(2) OF THE SFA), OR ANY PERSON PURSUANT TO SECTION 275(1A) OF THE SFA, IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275 OF THE SFA OR (III) OTHERWISE PURSUANT TO,

AND IN ACCORDANCE WITH THE CONDITIONS OF, ANY OTHER APPLICABLE PROVISION OF THE SFA.
WHERE THE OFFERED CERTIFICATES ARE SUBSCRIBED OR PURCHASED UNDER SECTION 275 OF THE SFA BY A RELEVANT PERSON WHICH IS: (A) A CORPORATION (WHICH IS NOT AN ACCREDITED INVESTOR (AS DEFINED IN SECTION 4A OF THE SFA)) THE SOLE BUSINESS OF WHICH IS TO HOLD INVESTMENTS AND THE ENTIRE SHARE CAPITAL OF WHICH IS OWNED BY ONE OR MORE INDIVIDUALS, EACH OF WHOM IS AN ACCREDITED INVESTOR; OR (B) A TRUST (WHERE THE TRUSTEE IS NOT AN ACCREDITED INVESTOR) WHOSE SOLE PURPOSE IS TO HOLD INVESTMENTS AND EACH BENEFICIARY IS AN ACCREDITED INVESTOR, SECURITIES (AS DEFINED IN SECTION 239(1) OF THE SFA) OF THAT CORPORATION OR THE BENEFICIARIES’ RIGHTS AND INTEREST (HOWSOEVER DESCRIBED) IN THAT TRUST SHALL NOT BE TRANSFERABLE FOR 6 MONTHS AFTER THAT CORPORATION OR THAT TRUST HAS ACQUIRED THE OFFERED CERTIFICATES UNDER SECTION 275 OF THE SFA EXCEPT: (1) TO AN INSTITUTIONAL INVESTOR UNDER SECTION 274 OF THE SFA OR TO A RELEVANT PERSON (AS DEFINED IN SECTION 275(2) OF THE SFA), OR TO ANY PERSON PURSUANT TO AN OFFER THAT IS MADE ON TERMS THAT SUCH SHARES, DEBENTURES AND UNITS OF SHARES AND DEBENTURES OF THAT CORPORATION OR SUCH RIGHTS OR INTEREST IN THAT TRUST ARE ACQUIRED AT A CONSIDERATION OF NOT LESS THAN 200,000 SINGAPORE DOLLARS (OR ITS EQUIVALENT IN A FOREIGN CURRENCY) FOR EACH TRANSACTION, WHETHER SUCH AMOUNT IS TO BE PAID FOR IN CASH OR BY EXCHANGE OF SECURITIES OR OTHER ASSETS, AND FURTHER FOR CORPORATIONS, IN ACCORDANCE WITH THE CONDITIONS SPECIFIED IN SECTION 275(1A) OF THE SFA; (2) WHERE NO CONSIDERATION IS GIVEN FOR THE TRANSFER; (3) WHERE THE TRANSFER IS BY OPERATION OF LAW; OR (4) AS SPECIFIED IN SECTION 276(7) OF THE SFA.
THE REPUBLIC OF KOREA
THIS PROSPECTUS IS NOT, AND UNDER NO CIRCUMSTANCES IS THIS PROSPECTUS TO BE CONSTRUED AS, A PUBLIC OFFERING OF SECURITIES IN KOREA. NEITHER THE ISSUER NOR ANY OF ITS AGENTS MAKE ANY REPRESENTATION WITH RESPECT TO THE ELIGIBILITY OF ANY RECIPIENTS OF THIS PROSPECTUS TO ACQUIRE THE OFFERED CERTIFICATES UNDER THE LAWS OF KOREA, INCLUDING, BUT WITHOUT LIMITATION, THE FOREIGN EXCHANGE TRANSACTION LAW AND REGULATIONS THEREUNDER (THE “FETL”). THE OFFERED CERTIFICATES HAVE NOT BEEN REGISTERED WITH THE FINANCIAL SERVICES COMMISSION OF KOREA FOR PUBLIC OFFERING IN KOREA, AND NONE OF THE OFFERED CERTIFICATES MAY BE OFFERED, SOLD OR DELIVERED, DIRECTLY OR INDIRECTLY, OR OFFERED OR SOLD TO ANY PERSON FOR RE‑OFFERING OR RESALE, DIRECTLY OR INDIRECTLY IN KOREA OR TO ANY RESIDENT OF KOREA EXCEPT PURSUANT TO THE FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT AND THE DECREES AND REGULATIONS THEREUNDER (THE “FSCMA”), THE FETL AND ANY OTHER APPLICABLE LAWS, REGULATIONS AND MINISTERIAL GUIDELINES IN KOREA. WITHOUT PREJUDICE TO THE FOREGOING, THE NUMBER OF OFFERED CERTIFICATES OFFERED IN KOREA OR TO A RESIDENT OF KOREA SHALL BE LESS THAN FIFTY AND FOR A PERIOD OF ONE YEAR FROM THE ISSUE DATE OF THE OFFERED CERTIFICATES, NONE OF THE OFFERED CERTIFICATES MAY BE DIVIDED RESULTING IN AN INCREASED NUMBER OF OFFERED CERTIFICATES. FURTHERMORE, THE OFFERED CERTIFICATES MAY NOT BE RESOLD TO KOREAN RESIDENTS UNLESS THE PURCHASER OF THE OFFERED CERTIFICATES COMPLIES WITH ALL APPLICABLE REGULATORY REQUIREMENTS (INCLUDING, BUT NOT LIMITED TO, GOVERNMENT REPORTING APPROVAL REQUIREMENTS UNDER THE FETL AND ITS SUBORDINATE DECREES AND REGULATIONS) IN CONNECTION WITH THE PURCHASE OF THE OFFERED CERTIFICATES.

JAPAN
THE OFFERED CERTIFICATES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE FINANCIAL INSTRUMENTS AND EXCHANGE LAW OF JAPAN, AS AMENDED (THE “FIEL”), AND DISCLOSURE UNDER THE FIEL HAS NOT BEEN AND WILL NOT BE MADE WITH RESPECT TO THE OFFERED CERTIFICATES. ACCORDINGLY, EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT, DIRECTLY OR INDIRECTLY, OFFERED OR SOLD AND WILL NOT, DIRECTLY OR INDIRECTLY, OFFER OR SELL ANY OFFERED CERTIFICATES IN JAPAN OR TO, OR FOR THE BENEFIT OF, ANY RESIDENT OF JAPAN (WHICH TERM AS USED IN THIS PROSPECTUS MEANS ANY PERSON RESIDENT IN JAPAN, INCLUDING ANY CORPORATION OR OTHER ENTITY ORGANIZED UNDER THE LAWS OF JAPAN) OR TO OTHERS FOR REOFFERING OR RE‑SALE, DIRECTLY OR INDIRECTLY, IN JAPAN OR TO, OR FOR THE BENEFIT OF, ANY RESIDENT OF JAPAN EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF, AND OTHERWISE IN COMPLIANCE WITH, THE FIEL AND OTHER RELEVANT LAWS, REGULATIONS AND MINISTERIAL GUIDELINES OF JAPAN. AS PART OF THIS OFFERING OF THE OFFERED CERTIFICATES, THE UNDERWRITERS MAY OFFER THE OFFERED CERTIFICATES IN JAPAN TO UP TO 49 OFFEREES IN ACCORDANCE WITH THE ABOVE PROVISIONS.
CANADA
THE OFFERED CERTIFICATES MAY BE SOLD IN CANADA ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE OFFERED CERTIFICATES MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.
SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.
PURSUANT TO SECTION 3A.3 OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (“NI 33-105”), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.

CANADA

THE OFFERED CERTIFICATES MAY BE SOLD IN CANADA ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE OFFERED CERTIFICATES MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.

SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS

PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.

PURSUANT TO SECTION 3A.3 OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (“NI 33-105”), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.

SUMMARY OF TERMS
This summary highlights selected information from this prospectus. It does not contain all of the information you need to consider in making your investment decision. To understand all of the terms of the offering of the offered certificates, read this entire document carefully.
Relevant Parties
Depositor
GS Mortgage Securities Corporation II, a Delaware corporation. The depositor’s address is 200 West Street, New York, New York 10282 and its telephone number is (212) 902-1000. See “Transaction Parties—The Depositor”.

Issuing Entity
[NAME OF ISSUING ENTITY][INSERT SERIES DESIGNATION], a New York common law trust, to be established on the closing date under the pooling and servicing agreement. For more detailed information, see “Transaction Parties—The Issuing Entity”.

Sponsors	The sponsors of this transaction are:

☐ Goldman Sachs Mortgage Company, a New York limited partnership

☐ [NAMES OF OTHER SPONSORS]

[The sponsors are sometimes also referred to in this prospectus as the “mortgage loan sellers”.]

The sponsors originated or acquired and will transfer to the depositor the mortgage loans set forth in the following chart:

Sellers of the Mortgage Loans

Seller	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance
[Goldman Sachs Mortgage Company]		$	%
[LOAN SELLER]
[LOAN SELLER]
Total			$100.0%

[INSERT APPROPRIATE FOOTNOTES]
See “Transaction Parties—The Sponsors and Mortgage Loan Sellers”.
[In addition, [NAME OF LOAN SELLER] will also transfer to the depositor a subordinate companion loan relating to [NAME OF WHOLE LOAN] mortgage loan, as described below under
“—The Mortgage Pool—Whole Loans” below.]

[Originator	ADD DISCLOSURE REGARDING AN ORIGINATOR THAT IS NOT A SPONSOR]

Master Servicer
[NAME OF MASTER SERVICER] will be the master servicer and will be responsible for the master servicing and administration of the mortgage loans and the related companion loans pursuant to the pooling and servicing agreement (other than the mortgage loan and companion loan identified in the table below that is part of a whole loan and serviced under the pooling and servicing agreement indicated in the table titled “Non‑Serviced Whole Loans”  under  “Whole Loans”  below). The offices of the master servicer are located at [INSERT ADDRESS]. See “Transaction Parties—The Master Servicer” and “Pooling and Servicing Agreement”.
[OTHER SERVICERS] [TO THE EXTENT APPLICABLE, DISCLOSURE WILL BE ADDED REGARDING OTHER APPLICABLE SERVICERS]
The master servicer of each non-serviced mortgage loan is set forth in the table below under the heading “Non‑Serviced Whole Loans” under  “Whole Loans”. See “Transaction Parties—The Non-Serviced Master Servicer” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Special Servicer
[NAME OF SPECIAL SERVICER] will act as special servicer with respect to the mortgage loans and the related companion loans other than with respect to the non-serviced mortgage loans set forth in the table titled “Non‑Serviced Whole Loans” under “Whole Loans” below.  The special servicer will be primarily responsible for (i) making decisions and performing certain servicing functions with respect to such mortgage loans and related companion loans as to which a special servicing transfer event (such as a default or an imminent default) has occurred and (ii) in certain circumstances, reviewing, evaluating, processing and providing or withholding consent as to certain major decisions and other transactions relating to such mortgage loans and related companion loans for which a special servicing transfer event has not occurred, in each case pursuant to the pooling and servicing agreement for this transaction. The primary servicing office of the special servicer is located at [INSERT ADDRESS]. See “Transaction Parties—The Special Servicer” and “Pooling and Servicing Agreement”.
The special servicer was appointed to be the special servicer by [NAME OF “B-PIECE” BUYER], which is expected to purchase the Class [__] and [__] certificates (and may purchase certain other classes of certificates) and, on the closing date, is expected to be the initial directing certificateholder. See “Pooling and Servicing Agreement—The Directing Certificateholder”.
If the special servicer obtains knowledge that it is a borrower party with respect to any mortgage loan (such mortgage loan, referred to in this prospectus as an “excluded special servicer loan”), the special servicer will be required to resign as special servicer of that excluded special servicer loan and will be replaced as discussed under “Pooling and Servicing Agreement—Termination of Master Servicer and Special Servicer for Cause”.

The special servicer of each non-serviced mortgage loan is set forth in the table below titled “Non‑Serviced Whole Loans” under “—The Mortgage Pool—Whole Loans”. See “Transaction Parties—The Non-Serviced Special Servicer” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

[Primary Servicer	ADD DISCLOSURE REGARDING PRIMARY SERVICER AS REQUIRED BY ITEM 1108 OF REGULATION AB IF GREATER THAN 20% OR AN AFFILIATE.]

Trustee	[NAME OF TRUSTEE] will act as trustee. The corporate trust office of the trustee is located at [INSERT ADDRESS]. Following the transfer of the mortgage loans and [one] trust subordinate companion loan to the issuing entity, the trustee, on behalf of the issuing entity, will become the mortgagee of record for each mortgage loan (other than any non-serviced mortgage loan) and the related companion loans (including the trust subordinate companion loan to be held by the issuing entity). See “Transaction Parties—The Trustee” and “Pooling and Servicing Agreement”.

With respect to each non-serviced mortgage loan, the entity set forth in the table titled “Non‑Serviced Whole Loans” under “Whole Loans” below, in its capacity as trustee under the pooling and servicing agreement for the indicated transaction, is the mortgagee of record for that non-serviced mortgage loan and any related companion loan. See “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Certificate Administrator
[NAME OF CERTIFICATE ADMINISTRATOR] will initially act as certificate administrator. The certificate administrator will also be required to act as custodian, certificate registrar and authenticating agent. The office of the certificate administrator is located at [INSERT ADDRESS]. See “Transaction Parties—The Certificate Administrator” and “Pooling and Servicing Agreement”.
[The custodian with respect to each non-serviced mortgage loan will be the entity set forth in the table below titled “Non‑Serviced Whole Loans” under “Whole Loans”, the custodian under the pooling and servicing agreement for the indicated transaction.]  See “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Operating Advisor
[NAME OF OPERATING ADVISOR] will be the operating advisor. The operating advisor will have certain review and reporting responsibilities with respect to the performance of the special servicer, and in certain circumstances may recommend to the Certificateholders [and the RR interest owner] that the special servicer be replaced. The operating advisor will generally have no obligations or consultation rights under the pooling and servicing agreement for this transaction with respect to any non-serviced mortgage loan or any related REO property.  See

“Transaction Parties—The Operating Advisor” and “Pooling and Servicing Agreement—The Operating Advisor”.

Asset Representations Reviewer
[NAME OF ASSET REPRESENTATIONS REVIEWER] will be the asset representations reviewer. The asset representations reviewer will be required to review certain delinquent mortgage loans after a specified delinquency threshold has been exceeded and the required percentage of certificateholders vote to direct a review of such delinquent mortgage loans.

See “Transaction Parties—The Asset Representations Reviewer” and “Pooling and Servicing Agreement—The Asset Representations Reviewer”.

Directing Certificateholder
Subject to the rights of the holders of the subordinate companion loan (or directing certificateholder for the [LOAN–SPECIFIC CLASS] certificates, in the case of the trust subordinate companion loan) described under “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”, the directing certificateholder will have certain consent and consultation rights in certain circumstances with respect to the mortgage loans (other than the non-serviced mortgage loans), as further described in this prospectus. The directing certificateholder will generally be the controlling class certificateholder (or its representative) selected by more than a specified percentage of the controlling class certificateholders (by certificate balance, as certified by the certificate registrar from time to time as provided for in the pooling and servicing agreement). With respect to the Directing Certificateholder, an “excluded loan” is a mortgage loan with respect to which the Directing Certificateholder or the holder of the majority of the controlling class certificates (by certificate balance) is a borrower, a mortgagor, a manager of a mortgaged property, the holder of a mezzanine loan that has accelerated the related mezzanine loan or commenced foreclosure or enforcement proceedings against the equity collateral pledged to secure the related mezzanine loan (subject to certain exceptions), or any borrower party affiliate thereof.  See “Pooling and Servicing Agreement—The Directing Certificateholder”. However, in certain circumstances there may be no directing certificateholder even if there is a controlling class, and in other circumstances there will be no controlling class.

The controlling class will be the most subordinate class of the Class [__], Class [__] and Class [__] certificates then-outstanding that has an aggregate certificate balance, as notionally reduced by any [cumulative] appraisal reductions allocable to such class, at least equal to 25% of the initial certificate balance of that class[; provided, however, that during such time as the Class [__] certificates would be the controlling class, the holders of such certificates will have the right to irrevocably waive their right to appoint a directing certificateholder or to exercise any of the rights of the controlling class certificateholder].  No class of certificates, other than as described above, will be eligible to act as the controlling class or appoint a directing certificateholder.

It is anticipated that an affiliate of [NAME OF “B-PIECE” BUYER] will purchase the Class [__] and Class [__] certificates (and may purchase certain other classes of certificates) and, on the closing date, is expected to be the initial directing certificateholder with respect to each mortgage loan (other than the non-serviced mortgage loans).
With respect to any subordinate companion loan described under “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”, during such time as the holders of the subordinate companion loan (or the directing certificateholder for the [LOAN-SPECIFIC CLASS] certificates, which class represents the beneficial interest in the trust subordinate companion loan) are no longer permitted to exercise control or consultation rights under the related intercreditor agreement, the directing certificateholder will generally have the same consent and consultation rights with respect to the related AB mortgage loan as it does for the other mortgage loans in the pool. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.
Each entity identified in the table titled “Non‑Serviced Whole Loans” under “Whole Loans” below is the initial directing certificateholder under the pooling and servicing agreement for the indicated transaction and will have certain consent and consultation rights with respect to the related non-serviced whole loan, which are substantially similar, but not identical, to those of the directing certificateholder under the pooling and servicing agreement for this securitization, subject to similar appraisal mechanics.  See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Holders of the [LOAN-SPECIFIC CLASS] Certificates

[One (1)] mortgage loan identified as “[_____]” on Annex A-1, representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, has a trust subordinate companion loan (a subordinate interest in the related whole loan), and such trust subordinate companion loan will also be held by the issuing entity. The [LOAN SPECIFIC CLASS] certificates will be backed solely by such trust subordinate companion loan, and any expenses or losses incurred in respect to the other mortgage loans will not be borne by the holders of such [LOAN SPECIFIC CLASS] certificates. The loan-specific directing certificateholder appointed by the holders of more than 50% of the certificate balance of the [LOAN SPECIFIC CLASS] certificates will be entitled to exercise certain of the rights of the holder of the trust subordinate companion loan under the related intercreditor agreement on behalf of the holders of the [LOAN SPECIFIC CLASS] certificates, as the beneficial owner of such certificates. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.  [IF NO TRUST SUBORDINATE COMPANION LOAN IS HELD BY THE ISSUING ENTITY, NO LOAN SPECIFIC CERTIFICATES WILL BE ISSUED.]

[Risk Retention Consultation Party
The risk retention consultation party will have certain non-binding consultation rights in certain circumstances (i) for so long as no consultation termination event is continuing, with respect to any specially serviced loan (other than any applicable excluded loan), and (ii) during the continuance of a consultation termination event, with respect to any mortgage loan (other than applicable excluded loan), as further described in this prospectus.  The risk retention consultation party will generally be the party selected by the RR interest owner. [____________], the sponsor, is expected to be appointed as the initial risk retention consultation party.

With respect to the risk retention consultation party, an  “excluded loan” is a mortgage loan with respect to which such risk retention consultation party or the RR interest owner is a borrower, a manager of a mortgaged property, the holder of a mezzanine loan that has accelerated the related mezzanine loan or commenced foreclosure or enforcement proceedings against the equity collateral pledged to secure the related mezzanine loan, or any borrower party affiliate thereof.]

Certain Affiliations and Relationships
The originators, the sponsors, the underwriters, and parties to the pooling and servicing agreement have various roles in this transaction as well as certain relationships with parties to this transaction and certain of their affiliates. These roles and other potential relationships may give rise to conflicts of interest as further described in this prospectus under “Risk Factors—Risks Related to Conflicts of Interest”.

Significant Obligors
The borrowers related to the mortgage loans identified on Annex A-1 as [_____], [_____] and [_____], [are affiliated and] represent [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut‑off date. See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Significant Mortgage Loans and Significant Obligors”. [INCLUDE FOR ANY BORROWER OR GROUP OF AFFILIATED BORROWERS REPRESENTING 10% OR MORE OF POOL, IF ANY.]
The mortgaged properties related to the mortgage loans identified on Annex A-1 as [_____], [_____] and [_____], [are related and] represent [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut‑off date. See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Significant Mortgage Loans and Significant Obligors”. [INCLUDE FOR ANY MORTGAGED PROPERTY OR GROUP OF RELATED MORTGAGED PROPERTIES REPRESENTING 10% OR MORE OF POOL, IF ANY.]
Certain of the lessees occupying all or a portion of the mortgaged properties related to the mortgage loans identified on Annex A-1 as [______], [_____] and [_____], [are affiliated and] represent [__]% of the [cash flow of the] initial mortgage pool. See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Significant Mortgage Loans and Significant Obligors”. [INCLUDE FOR ANY LESSEE OR GROUP OF AFFILIATED LESSEES ACCOUNTING FOR 10% OR MORE OF CASH FLOW, IF ANY.]

[INCLUDE INFORMATION REQUIRED BY ITEM 1112(a) AND (b) FOR EACH SIGNIFICANT OBLIGOR]

[Swap Counterparty
[_____], a [insert entity type and jurisdiction of organization]. [_____] [is an affiliate of the depositor, and of [_____], [one of the sponsors], and [_____], one of the underwriters.] [_____], a [insert entity type and jurisdiction of organization].] [INSERT IDENTITY OF COUNTERPARTY TO ANY OTHER DERIVATIVE AGREEMENTS AS REQUIRED BY ITEM 1114 OF REGULATION AB]

Relevant Dates and Periods

Cut‑off Date	[______].

Closing Date	On or about [_______].

Distribution Date	The [__] business day following each determination date. The first distribution date will be in [______].

Determination Date	The [__] day of each month or, if the [__] day is not a business day, then the business day immediately following such [__] day.

Record Date	With respect to any distribution date, [the last business day of the month preceding the month in which that distribution date occurs][INSERT OTHER RECORD DATE].

Interest Accrual Period
Interest will accrue on the offered certificates during the [calendar month prior to the related distribution date][INSERT OTHER ACCRUAL PERIOD]. [Interest will be calculated on the offered certificates assuming each month has 30 days and each year has 360 days.]

Collection Period
For any mortgage loan or the trust subordinate companion loan to be held by the issuing entity and any distribution date, the period commencing on [the day immediately following the due date for such mortgage loan in the month preceding the month in which that distribution date occurs and ending on and including the due date for such mortgage loan in the month in which that distribution date occurs][INSERT OTHER SERIES SPECIFIC COLLECTION PERIOD]. However, in the event that the last day of a collection period (or applicable grace period) is not a business day, any periodic payments received with respect to the mortgage loans relating to that collection period on the business day immediately following that last day will be deemed to have been received during that collection period and not during any other collection period.

Assumed Final Distribution Date; Rated Final Distribution Date

The assumed final distribution dates set forth below for each class of offered certificates have been determined on the basis of the assumptions described in “Description of the Certificates—Assumed Final Distribution Date; Rated Final Distribution Date”:

[CLASS DESIGNATIONS] [DATES]

The rated final distribution date for the offered certificates will be the distribution date in [__________].

Transaction Overview
On the closing date, each sponsor will sell its respective mortgage loans and the trust subordinate companion loan to the depositor, which will in turn deposit the mortgage loans and the trust subordinate companion loan into the issuing entity, a common law trust created on the closing date. The issuing entity will be formed by a pooling and servicing agreement to be entered into among the depositor, the master servicer, the special servicer, the certificate administrator, the trustee, the operating advisor and the asset representations reviewer.
The transfers of the mortgage loans from the sponsors to the depositor and from the depositor to the issuing entity in exchange for the offered certificates are illustrated below(1):

[(1)
Although the trust subordinate companion loan is an asset of the issuing entity, amounts distributable to the trust subordinate companion loan pursuant to its related intercreditor agreement will be payable only to the [LOAN-SPECIFIC CLASS] certificates and therefore support only the [LOAN-SPECIFIC CLASS] certificates.]

Offered Certificates
General
We are offering the following classes of commercial mortgage pass‑through certificates as part of Series [____]:

▪                    [CLASS DESIGNATIONS]

The certificates of this Series will consist of the above classes and the following classes that are not being offered by this prospectus: [SERIES DESIGNATIONS OF NON-OFFERED CLASSES]. [The certificates, other than the [LOAN-SPECIFIC CLASS] certificates, are referred to in this prospectus as the pooled certificates.][ In addition, the RR interest is not being offered by this prospectus.]

Certificate Balances and Notional Amounts

Your certificates will have the approximate aggregate initial certificate balance or notional amount set forth below, subject to a variance of plus or minus 5%:

[CLASS DESIGNATION                                                              [INITIAL CLASS BALANCES]

_______________________
(1)      The initial certificate balance of each class of the Class [A], Class [B], and Class [C] certificates shown in the table above represents the maximum certificate balance of such class without giving effect to any issuance of the Class [PEZ] certificates. The initial certificate balance of the Class [PEZ] certificates shown in the table above is equal to the aggregate of the maximum initial certificate balance of the Class [A], Class [B], and Class [C] certificates, which is the maximum certificate balance of the Class [PEZ] certificates that could be issued in an exchange. The actual certificate balance of any class of Class [A], Class [B], and Class [C] certificates or Class [PEZ] certificates issued on the closing date may be less than the maximum certificate balance of that class and may be zero. The certificate balance of the Class [A], Class [B], and Class [C] certificates to be issued on the closing date will be reduced, in required proportions, by an amount equal to the certificate balance of the Class [PEZ] certificates issued on the closing date, if any.

(2)      Notional amount.

Pass‑Through Rates

A. Offered Certificates
Your certificates will accrue interest at an annual rate called a pass‑through rate. The initial approximate pass‑through rate is set forth below for each class of offered certificates:

[CLASS DESIGNATION                                                              [PASS‑THROUGH RATE]

(1)      The pass-through rate for the [INTEREST-ONLY CLASS] certificates for any distribution date will equal [the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months), over (b) the weighted average of the pass-through rates of the Class [__] and Class [__] certificates and the Class [__] trust component for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date. The pass-through rate for the

            [INTEREST-ONLY CLASS] certificates for any distribution date will equal the excess, if any, of (a) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) for the related distribution date, over (b) the weighted average of the pass-through rates of the Class [__] certificates and the Class [__] and Class [__] trust components for that distribution date, weighted on the basis of their respective certificate balances immediately prior to that distribution date.

(2)   [The pass-through rate of the Class [__] certificates will be a per annum rate equal to the lesser of (i) the pass-through rate for such class specified in the table above and (ii) the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30‑day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs.]

(3)    [The Class [PEZ] certificates will not have a pass-through rate, but will be entitled to receive the sum of the interest distributable on the percentage interests of the Class [A], Class [B], and Class [C] trust components represented by the Class [PEZ] certificates. The pass-through rates on the Class [A], Class [B], and Class [C]  trust components will at all times be the same as the pass-through rates of the Class [A], Class [B], and Class [C] certificates, respectively.]

(4)   [The pass-through rate of the Class [__] certificates will be a per annum rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case, adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30‑day months) as of their respective due dates in the month preceding the month in which the related distribution date occurs.]

(5)  [The pass-through rate applicable to the Class [__] certificates on each distribution date will be a per annum rate equal to the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months) for such distribution date as of their respective due dates in the month preceding the month in which the related distribution date occurs minus [__]%.].

(6)  [Insert description of pass-through rates for other offered certificates.]

B. Class [PEZ] and Exchangeable Certificates

If you own Class [PEZ] certificates, you will be able to exchange them for a proportionate interest in the Class [A], Class [B] or Class [C] certificates (sometimes referred to in this prospectus as “exchangeable certificates”), and if you own exchangeable certificates you will be able to exchange them for a proportionate interest in the Class [PEZ] certificates. You can exchange your Class [PEZ] certificates or exchangeable certificates by notifying the certificate administrator. If Class [PEZ] certificates or exchangeable certificates are outstanding and held by certificateholders, those certificates will receive principal and interest that would otherwise have been payable on the same proportion of certificates exchanged for them if those certificates were outstanding and held by certificateholders. Any such allocation of principal and interest between Class [PEZ] certificates on the one hand and exchangeable certificates on the other hand will have no effect on the principal or interest entitlements of any other class of certificates. Exchanges will be subject to various conditions that we describe in this prospectus. See “Description of the Certificates—Exchanges of Exchangeable Certificates” for a description of the exchange procedures relating to the Class [PEZ] certificates and the exchangeable certificates. See also “Risk Factors—Other Risks Relating to the Certificates—There Are Risks Relating to the Exchangeable Certificates”.

C. Interest Rate Calculation Convention

Interest on the offered certificates at their applicable pass-through rates will be calculated based on a [360-day year consisting of twelve 30-day months, or a “30/360 basis”][IDENTIFY OTHER CALCULATION CONVENTION].

For purposes of calculating the pass-through rates on the [INTEREST-ONLY CLASSES] certificates and any other class of certificates or trust component that has a pass-through rate limited by, equal to or based on the weighted average net mortgage interest rate (which calculation does not include any companion loan interest rate), the mortgage loan interest rates will not reflect any default interest rate, any loan term modifications agreed to by the applicable special servicer or any modifications resulting from a borrower’s bankruptcy or insolvency.
[For purposes of calculating the pass-through rates on the offered certificates (other than the Class [PEZ] certificates), the interest rate for each mortgage loan that accrues interest based on the actual number of days in each month and assuming a 360-day year, or an “actual/360 basis”, will be recalculated, if necessary, so that the amount of interest that would accrue at that recalculated rate in the applicable month, calculated on a 30/360 basis, will equal the amount of interest that is required to be paid on that mortgage loan in that month, subject to certain adjustments as described in “Description of the Certificates—Distributions—Pass-Through Rates” and “—Interest Distribution Amount”.]

D. Servicing and Administration Fees

The master servicer and special servicer are entitled to a master servicing fee and a special servicing fee, respectively, from the interest payments on each mortgage loan (other than a non-serviced mortgage loan with respect to the special servicing fee only), the serviced companion loans and any related REO loans and, with respect to the special servicing fees, if the related loan interest payments (or other collections in respect of the related mortgage loan or mortgaged property) are insufficient, then from general collections on all mortgage loans. The servicing fee for each distribution date, including the master servicing fee [and the portion of the servicing fee payable to any primary servicer or subservicer], is calculated on the [outstanding][stated] principal amount of each mortgage loan (including the non-serviced mortgage loans) and the related serviced companion loans at the servicing fee rate equal to a per annum rate[ ranging from [______]% to [_____]%].

The special servicing fee for each distribution date is calculated based on the outstanding principal amount of each mortgage loan (other than any non-serviced mortgage loan) and the related serviced companion loans as to which a special servicing transfer event has occurred (including any REO loans), on a loan-by-loan basis at the special servicing fee rate equal to [___]%[add caps or minimums]. The special servicer will not be entitled to a special servicing fee with respect to any non-serviced mortgage loan.
Any primary servicing fees or sub‑servicing fees with respect to each mortgage loan (other than the non-serviced mortgage loans) and the related serviced companion loans will be paid by the related master servicer or special servicer, respectively, out of the fees described above.
The master servicer and special servicer are also entitled to additional fees and amounts, including income on the amounts held in certain accounts and certain permitted investments, liquidation fees and workout fees.  See “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses”.
The certificate administrator fee for each distribution date is calculated on the outstanding principal amount of each mortgage loan (including any REO loan and non-serviced mortgage loan) and the trust subordinate companion loan at a per annum rate equal to [____]%. [The trustee fee is payable by the certificate administrator from the certificate administrator fee and is equal to [___].]
The operating advisor will be entitled to a fee on each distribution date calculated on the outstanding principal amount of each mortgage loan and REO loan (including the non-serviced mortgage loans) and the trust subordinate companion loan at a per annum rate equal to [____]%. The operating advisor will also be entitled under certain circumstances to a consulting fee.
The asset representations reviewer will be entitled to a fee in the amount of $[_________] per loan upon the completion of the review it conducts with respect to certain delinquent mortgage loans. [DISCLOSE ANY RETAINER FEE OR SIMILAR FEE PAID TO THE ASSET REPRESENTATIONS REVIEWER, IF APPLICABLE.]
Each party to the pooling and servicing agreement will also be entitled to be reimbursed by the issuing entity for costs, expenses and liabilities borne by them in certain circumstances. Fees and expenses payable by the issuing entity to any party to the pooling and servicing agreement are generally payable prior to any distributions to Certificateholders [and the RR interest owner].
Additionally, with respect to each distribution date, an amount equal to the product of [__]% per annum multiplied by the outstanding principal amount of each mortgage loan[, the trust subordinate companion loan] and any REO loan will be payable to Commercial Real Estate Finance Council© as a license fee for use of their names and trademarks, including an investor reporting package. This fee will be payable prior to any distributions to Certificateholders [and the RR interest owner].
Payment of the fees and reimbursement of the costs and expenses described above will generally have priority over the distribution of amounts payable to the Certificateholders [and the RR interest owner].  See “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses” and “—Limitation on Liability; Indemnification”.

With respect to each non-serviced mortgage loan set forth in the table below, the master servicer under the related pooling and servicing agreement governing the servicing of that loan will be entitled to a master servicing fee at a rate equal to a per annum rate set forth in the table below, and the special servicer under the related pooling and servicing agreement will be entitled to a special servicing fee at a rate equal to the per annum rate set forth below. In addition, each party to the related pooling and servicing agreement governing the servicing of such non-serviced whole loan will be entitled to receive other fees and reimbursements with respect to the non-serviced mortgage loans in amounts, from sources, and at frequencies, that are similar, but not necessarily identical, to those described above and, in certain cases (for example, with respect to unreimbursed special servicing fees and servicing advances with respect to any non-serviced whole loans), such amounts will be reimbursable from general collections on the mortgage loans to the extent not recoverable from the related non-serviced whole loan and to the extent allocable to the non-serviced mortgage loans pursuant to the related intercreditor agreement.  See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

NON-SERVICED WHOLE LOANS
Non‑Serviced Loan	Primary Servicer Fee	Special Servicer Fee

Distributions

A. [Allocation Between the Certificates and the RR Interest

The aggregate amount available for distributions to holders of the certificates and the RR interest owner on each distribution date (net of specified expenses of the issuing entity, including fees payable to, and costs and expenses reimbursable to, the master servicer, the special servicer, the certificate administrator, the trustee, the operating advisor and the asset representations reviewer) will be allocated to (a) the RR interest, in an amount equal to the product of such amount multiplied by [____]% and (b) the certificates, in an amount equal to the product of such amount multiplied by the difference between 100% and the percentage referenced in clause (a), in each case such percentages being referred to in this prospectus as their respective “percentage allocation entitlement”.

B.] Amount and Order of Distributions on Certificates

On each distribution date, funds available for distribution to the certificates, net of any excess interest, yield maintenance charges and prepayment premiums, will be distributed in the following amounts and order of priority:

First, to the [APPLICABLE SENIOR CLASSES] certificates, in respect of interest, up to an amount equal to, and pro rata in accordance with the interest entitlements for those classes;
Second, to the [APPLICABLE SENIOR CLASSES] certificates, in reduction of the then-outstanding certificate balances of those classes, in the following priority (prior to the Cross-Over Date):
[INSERT PRINCIPAL PAYMENT PRIORITIES FOR THE SENIOR CLASSES]
However, if the certificate balances of each class of certificates, other than the [APPLICABLE SENIOR CLASSES] certificates, having an initial principal balance have been reduced to zero, funds available for distributions of principal will be distributed to the [APPLICABLE SENIOR CLASSES] certificates, pro rata, based on their respective certificate balances;
Third, to the [APPLICABLE SENIOR CLASSES] certificates, up to an amount equal to, and pro rata based upon, the aggregate unreimbursed losses on the mortgage loans previously allocated to each such class, plus interest on that amount at the pass-through rate for such class;
Fourth, to the Class [A], Class [B], and Class [C] trust components and, thus, concurrently, to the Class [A], Class [B], and Class [C] certificates and the Class [PEZ] certificates as follows:  (a) to interest on the Class [A], Class [B], and Class [C] trust components (and, therefore, to the Class [A], Class [B], and Class [C] and Class [PEZ] certificates pro rata based on their respective percentage interests in the Class [A], Class [B], and Class [C] trust components) in the amount of its interest entitlement; (b) to the extent of funds allocable to principal remaining after distributions in respect of principal to each class with a higher priority (as set forth in prior enumerated clauses set forth above), to principal on the Class [A], Class [B], and Class [C] trust components (and, therefore, to the Class [A], Class [B], and Class [C] and Class [PEZ] certificates pro rata based on their respective percentage interests in the Class [A], Class [B], and Class [C] trust components) until its certificate balance has been reduced to zero; and (c) to reimburse the Class [A], Class [B], and Class [C] trust components (and, therefore, to the Class [A], Class [B], and Class [C] and Class [PEZ] certificates pro rata based on their respective percentage interests in the Class [A], Class [B], and Class [C] trust components) for any previously unreimbursed losses on the mortgage loans that were previously allocated to that trust component (and, therefore, those certificates), together with interest;
Fifth, [ADD SIMILAR CLAUSES TO CLAUSE FOURTH FOR OTHER EXCHANGEABLE CLASSES]
Sixth, to the Class [__] as follows:  (a) to interest on the Class [__] certificates in the amount of its interest entitlement; (b) to the extent of funds allocable to principal remaining after distributions in respect of principal to each class with a higher priority (as set forth in prior enumerated clauses set forth above), to principal on the Class [__] certificates until its certificate balance has been reduced to zero; and (c) to reimburse the Class [__] certificates for any previously unreimbursed losses on the mortgage loans that were previously allocated to that class of certificates, together with interest on that amount at the pass-through rate for such class;
Seventh, [ADD SIMILAR CLAUSES TO CLAUSE SIXTH FOR OTHER SUBORDINATE CLASSES THAT ARE NOT EXCHANGEABLE CLASSES]; and
Eighth, to the Class R certificates, any remaining amounts.
For more detailed information regarding distributions on the certificates, see “Description of the Certificates—Distributions—Priority of Distributions”.

B. Interest and Principal Entitlements

A description of the interest entitlement of each class of certificates [(other than the Class [LOAN-SPECIFIC CLASS], Class R and Class [ARD] certificates) [and the RR interest]] can be found in “Description of the Certificates—Distributions—Interest Distribution Amount”. As described in that section, there are circumstances in which your interest entitlement for a distribution date could be less than one full month’s interest at the pass-through rate on your certificate’s balance or notional amount (or, in the case of the Class [PEZ] certificates, the related pass-through rates on the applicable percentage interest of the related certificate balances of the Class [A],Class [B] and Class [C] trust components).

A description of the amount of principal required to be distributed to each class of certificates entitled to principal [and the RR interest] on a particular distribution date (other than the [LOAN-SPECIFIC CLASS] certificates) can be found in “Description of the Certificates—Distributions—Principal Distribution Amount”.

C. Yield Maintenance Charges, Prepayment Premiums

Yield maintenance charges and prepayment premiums with respect to the mortgage loans will be allocated to the [RR interest, on the one hand, and] the certificates[, on the other hand], certificates as described in “Description of the Certificates—Allocation of Yield Maintenance Charges and Prepayment Premiums”.
For an explanation of the calculation of yield maintenance charges, see “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans”.
Yield maintenance charges received in respect of the trust subordinate companion loan will be distributed to the [LOAN-SPECIFIC CLASS] certificates pursuant to the related intercreditor agreement, and will not be allocated to the other classes of certificates.

D. Subordination, Allocation of Losses and Certain Expenses

The chart below describes the manner in which the payment rights of certain classes of certificates will be senior or subordinate, as the case may be, to the payment rights of other classes of certificates. The chart also shows the [allocation between the RR interest and the certificates and the corresponding] entitlement to receive principal and/or interest of certain classes of certificates (other than excess interest that accrues on each mortgage loan that has an anticipated repayment date) on any distribution date in descending order. It also shows the manner in which mortgage loan losses are allocated [between the RR interest and] [to] certain classes of the certificates [and the manner in which the certificate allocations are further allocated] in ascending order (beginning with the non-offered pooled certificates, other than the Class R and Class [ARD] certificates) to reduce the balance of each such class to zero; provided that mortgage loan losses with respect to an AB whole loan will be allocated first to the related subordinate companion loan (and correspondingly, to the [LOAN-SPECIFIC CLASS] certificates in the case of the trust subordinate companion loan), until the certificate balance of such class is reduced to zero, then, to the pooled certificates entitled to distributions of principal in ascending order (beginning with the non-offered pooled certificates, other than the Class R and Class [ARD] certificates) as set forth in the chart below]; provided, further, that no principal payments or mortgage loan losses will be allocated to the [INTEREST-ONLY CLASSES], Class R or Class [ARD] certificates, although principal payments and mortgage loan losses may reduce the notional amounts of the [INTEREST-ONLY] certificates and, therefore, the amount of interest they accrue. [Principal losses on the mortgage losses allocated to the RR interest will reduce the RR interest balance.]

 __________________
(1)   The [INTEREST-ONLY CLASSES] certificates are interest-only certificates and the [NON-OFFERED SENIOR CLASSES] certificates are not offered by this prospectus.

(2)   Reflects a trust component. Distributions and mortgage loan losses allocated to a trust component will be concurrently allocated to the applicable portion of the related class or classes of exchangeable certificates and the Class [PEZ] certificates that form part of the related certificate balance of such trust component as described in “Description of the Certificates—Distributions”.

(3)    Other than the [IDENTIFY SENIOR NON-OFFERED CLASSES HAVING SENIOR PAYMENT PRIORITIES IDENTIFIED ABOVE] certificates.

(4)   The [LOAN-SPECIFIC CLASS] certificates will be allocated losses and shortfalls on the [______] whole loan first, and then losses and shortfalls will be allocated to the related mortgage loan.

Other than the subordination of certain classes of certificates, as described above, no other form of credit enhancement will be available for the benefit of the holders of the offered certificates.
Mortgage loan losses and principal payments, if any, on mortgage loans that are allocated to a class of certificates having an initial certificate balance (other than the [LOAN-SPECIFIC CLASS certificates) and mortgage loan losses and principal payments, if any, on the trust subordinate companion loan allocated to the [LOAN-SPECIFIC CLASS] certificates will reduce the certificate balance of that class of certificates. [Mortgage loan losses and principal payments, if any, allocated to the RR interest will reduce the RR interest balance.]
[DESCRIBE RELATIONSHIP OF NOTIONAL AMOUNT OF INTEREST-ONLY CLASSES TO THEIR RELATED PRINCIPAL-WEIGHTED CLASSES ON WHICH THE NOTIONAL AMOUNTS ARE BASED]
To the extent funds are available on a subsequent distribution date for distribution on your offered certificates, you will be reimbursed for any losses allocated to your offered certificates (or the applicable percentage interest of the relevant underlying trust component(s)) with interest at the pass-through rate on those offered certificates (or underlying trust component(s)) in accordance with the distribution priorities.
See “Description of the Certificates—Subordination; Allocation of Realized Losses” [and “Credit Risk Retention—RR Interest”] for more detailed information regarding the subordination provisions applicable to the certificates and [RR interest and] the allocation of losses to the certificates [and the RR interest].

E. Shortfalls in Available Funds
The following types of shortfalls in available funds will reduce distributions to the classes of certificates or trust components with the lowest payment priorities:

•  shortfalls resulting from the payment of special servicing fees and other additional compensation that the special servicer is entitled to receive;

•  shortfalls resulting from interest on advances made by the master servicer, the special servicer or the trustee (to the extent not covered by late payment charges or default interest paid by the related borrower);

•  shortfalls resulting from the application of appraisal reductions to reduce interest advances;

•  shortfalls resulting from extraordinary expenses of the issuing entity including indemnification payments payable to the parties to the pooling and servicing agreement;

•  shortfalls resulting from a modification of a mortgage loan’s interest rate or principal balance; and

•  shortfalls resulting from other unanticipated or default-related expenses of the issuing entity.

In addition, prepayment interest shortfalls on the mortgage loans that are not covered by certain compensating interest payments made by the master servicer [will be allocated between the RR interest, on the one hand, and the certificates, on the other hand, in accordance with their respective percentage allocation entitlement. The prepayment interest shortfalls allocated] to the certificates are required to be further allocated among the classes of certificates (other than the Class [A], Class [B], Class [C], Class [PEZ], [LOAN-SPECIFIC CLASS], Class [ARD] certificates) or trust components entitled to interest (and, therefore, the Class [A], Class [B], Class [C] and Class [PEZ] certificates), on a pro rata basis, to reduce the amount of interest payable on each such class of certificates to the extent described in this prospectus. See “Description of the Certificates—Distributions—Priority of Distributions”.
Shortfalls in available funds resulting from any of the foregoing with respect to an AB whole loan will result first in a reduction in amounts distributable in accordance with the related intercreditor agreement in respect of the related subordinate companion loan, which will in turn reduce distributions in respect of the [LOAN-SPECIFIC CLASS] certificates in the case of the trust subordinate companion loan, and then, result in a reduction in amounts distributable in accordance with the related intercreditor agreement in respect of the related mortgage loan, which will in turn reduce distributions in respect of the pooled certificates as described above. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan[—Application of Payments]” and “Yield, Prepayment and Maturity Considerations—Yield Considerations—Losses and Shortfalls”.

F. Excess Interest
On each distribution date, any excess interest in respect of the increase in the interest rate on any mortgage loan with an anticipated repayment date after the related anticipated repayment date to the extent actually collected and applied as interest during a collection period will be distributed to the holders of the Class [ARD] certificates [and the RR interest] on the related distribution date. This excess interest will not be available to make distributions to any other class of certificates or to provide credit support for other classes of certificates or offset any interest shortfalls or to pay any other amounts to any other party under the pooling and servicing agreement.

Advances

A. P&I Advances
The master servicer is required to advance a delinquent periodic payment on each mortgage loan (unless the master servicer or the special servicer determines that the advance would be non-recoverable).  Neither the master servicer nor the trustee will be required to advance balloon payments due at maturity or anticipated repayment date in excess of the regular periodic payment, interest in excess of a mortgage loan’s regular interest rate, default interest, late payment charges, prepayment premiums or yield maintenance charges.

The amount of the interest portion of any advance will be subject to reduction to the extent that an appraisal reduction of the related mortgage loan has occurred (and with respect to any mortgage loan that is part of a whole loan, to the extent such appraisal reduction amount is allocated to the related mortgage loan). There may be other circumstances in which the master servicer will not be required to advance a full month of principal and/or interest.  If the master servicer fails to make a required advance, the trustee will be required to make the advance, unless the trustee determines that the advance would be non-recoverable. If an interest advance is made by the master servicer, the master servicer will not advance the portion of interest that constitutes its servicing fee, but will advance the portion of interest that constitutes the fees payable to the certificate administrator, the trustee, the operating advisor and the asset representations reviewer and the CREFC® license fee.
None of the master servicer, the special servicer or the trustee will make, or be permitted to make, any principal or interest advance with respect to any companion loan that is not held by the issuing entity [or with respect to the trust subordinate companion loan].
See “Pooling and Servicing Agreement—Advances”.

B. Servicing Advances
The master servicer may be required to make advances with respect to mortgage loans and related companion loans that it is required to service to pay delinquent real estate taxes, assessments and hazard insurance premiums and similar expenses necessary to:

● protect and maintain (and in the case of REO properties, lease and manage) the related mortgaged property;
● maintain the lien on the related mortgaged property; and/or
● enforce the related mortgage loan documents.

The special servicer will have no obligation to make any servicing advances (although it may elect to make them in an emergency circumstance). [If the special servicer makes a property protection advance, the master servicer will be required to reimburse the special servicer for that advance and the master servicer will be deemed to have made that advance as of the date made by the special servicer.]
If the master servicer fails to make a required advance of this type, the trustee will be required to make this advance. None of the master servicer, the special servicer or the trustee is required to advance amounts determined by such party to be non-recoverable.
See “Pooling and Servicing Agreement—Advances”.
With respect to any non-serviced mortgage loan, the master servicer (and the trustee, as applicable) under the related pooling and servicing agreement governing the servicing of that non-serviced whole loan will be required to make similar advances with respect to delinquent real estate taxes, assessments and hazard insurance premiums as described above.
None of the master servicer, special servicer or trustee will make or be permitted to make any advance in connection with the exercise of any cure rights or purchase rights granted to the holder of any subordinate companion loan under the related intercreditor agreement, or in the case of the trust subordinate companion loan, by the related loan-specific directing certificateholder appointed by the holders of the [LOAN-SPECIFIC CLASS] certificates.

C. Interest on Advances
The master servicer, the special servicer and the trustee, as applicable, will be entitled to interest on the above described advances at [the “Prime Rate” as published in The Wall Street Journal,] as described in this prospectus. Interest accrued on outstanding advances may result in reductions in amounts otherwise payable on the certificates [and the RR interest]. Neither the master servicer nor the trustee will be entitled to interest on advances made with respect to principal and interest due on a mortgage loan until the related due date has passed and any grace period for late payments applicable to the mortgage loan has expired. See “Pooling and Servicing Agreement—Advances”.

With respect to a non-serviced mortgage loan, the applicable makers of advances under the related pooling and servicing agreement governing the servicing of such non-serviced whole loan will similarly be entitled to interest on advances, and any accrued and unpaid interest on servicing advances made in respect of such non-serviced mortgage loan may be reimbursed from general collections on the other mortgage loans included in the issuing entity to the extent not recoverable from such non-serviced mortgage loan and to the extent allocable to the related non-serviced mortgage loan in accordance with the related intercreditor agreement.

The Mortgage Pool

The Mortgage Pool
The issuing entity’s primary assets will be [__] [fixed][floating] rate commercial mortgage loans and the trust subordinate companion loan, each evidenced by one or more promissory notes secured by first mortgages, deeds of trust, deeds to secure debt or similar security instruments on the fee and/or leasehold estate of the related borrower in [___] commercial and multifamily properties. See “Description of the Mortgage Pool—Additional Indebtedness”.

The aggregate principal balance of the mortgage loans as of the cut‑off date will be approximately $[_______]. The principal balance of the trust subordinate companion loan as of the cut-off date will be $[________].

Whole Loans

Unless otherwise expressly stated in this prospectus, the term “mortgage loan” refers to each of the [NUMBER OF LOANS] commercial mortgage loans to be held by the issuing entity.  Of the mortgage loans, each of the loans in the table below is part of a larger whole loan, each of which is comprised of the related mortgage loan and one or more loans that are pari passu in right of payment to the related mortgage loan (each referred to in this prospectus as a “pari passu companion loan”) and/or are subordinate in right of payment to the related mortgage loan (each referred to in this prospectus as a “subordinate companion loan”, and together with the pari passu companion loans, the “companion loans”). The companion loans, together with their related mortgage loans, are each referred to in this prospectus as a “whole loan”. With respect to one of the whole loans set forth below, [NAME OF LOAN SELLER] will transfer a subordinate companion loan (referred to in this prospectus as the “trust subordinate companion loan”) relating to [NAME OF WHOLE LOAN] mortgage loan to the depositor.

Whole Loan Summary
Mortgage Loan Name	Mortgage Loan Cut‑off Date Balance	% of Initial Pool Balance	Pari Passu Companion Loan Cut‑off Date Balance	Subordinate Companion Loan Cut‑off Date Balance	Mortgage Loan LTV Ratio(2)	Whole Loan LTV Ratio(3)	Mortgage Loan Underwritten NCF DSCR(2)	Whole Loan Underwritten NCF DSCR(3)
[___]	$[___]	[___]%	$[___]	$[___]	[___]%	[___]%	[___]x	[___]x
[___](1)	$[___]	[___]%	$[___]	$[___]	[___]%	[___]%	[___]x	[___]x
[___]	$[___]	[___]%	$[___]	$[___]	[___]%	[___]%	[___]x	[___]x

(1)	[INDICATE THE TRUST SUBORDINATE COMPANION LOAN THAT IS INCLUDED IN THE ISSUING ENTITY.]
(2)	Calculated including the related pari passu companion loans but excluding the related subordinate companion loan.
(3)	Calculated including the related pari passu companion loans and the related subordinate companion loan.

The [LIST SERVICED WHOLE LOANS] loans will be serviced by the master servicer and the special servicer pursuant to the pooling and servicing agreement for this transaction and are each referred to in this prospectus as a “serviced whole loan”, and the related companion loans are referred to in this prospectus as “serviced companion loans”.
The holder of the [LOAN-SPECIFIC CLASS] will have certain approval rights with respect to the related AB mortgage loan under certain circumstances.  See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.
Each loan identified in the table below will not be serviced under the pooling and servicing agreement and instead will be serviced under a separate pooling and servicing agreement identified below relating to the related companion loan and is referred to in this prospectus as a “non-serviced whole loan”. The related mortgage loan is referred to as a “non-serviced mortgage loan” and the related companion loans are referred to in this prospectus as a “non-serviced companion loan”. See “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Non-Serviced Whole Loans
Loan Name	Transaction/Pooling and Servicing Agreement	% of Initial Pool Balance	Master Servicer	Special Servicer	Trustee	Certificate Administrator and Custodian	Directing Certificate-holder	Operating Advisor	Asset Representations Reviewer

For further information regarding the whole loans, see “Description of the Mortgage Pool—The Whole Loans”, and for information regarding the servicing of the non-serviced whole loan, see “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Mortgage Loan Characteristics

The following tables set forth certain anticipated characteristics of the mortgage loans as of the cut‑off date (unless otherwise indicated). Except as specifically provided in this prospectus, various information presented in this prospectus (including loan‑to‑value ratios, debt service coverage ratios, debt yields and cut-off date balances per net rentable square foot, pad, room or unit, as applicable) with respect to any mortgage loan with a pari passu companion loan or subordinate companion loan is calculated including the principal balance and debt service payment of the related pari passu companion loan(s), but is calculated excluding the principal balance and debt service payment of the related subordinate companion loan (or any other subordinate debt encumbering the related mortgaged property or any related mezzanine debt or preferred equity). However, unless specifically indicated, for the purpose of numerical and statistical information with respect to the composition of the mortgage pool contained in this prospectus (including any tables, charts and information set forth on Annex A-1, Annex A-2 and Annex A-3), no subordinate companion loan is reflected in this prospectus.
The sum of the numerical data in any column may not equal the indicated total due to rounding. Unless otherwise indicated, all figures and percentages presented in this “Summary of Terms” are calculated as described under “Description of the Mortgage Pool—Additional Information” and, unless otherwise indicated, such figures and percentages are approximate and in each case, represent the indicated figure or percentage of the aggregate principal balance of the pool of mortgage loans as of the cut‑off date. The principal balance of each mortgage loan as of the cut‑off date assumes the timely receipt of principal scheduled to be paid on or before the cut‑off date and no defaults, delinquencies or prepayments on, or modifications of, any mortgage loan on or prior to the cut‑off date. Whenever percentages and other information in this prospectus are presented on the mortgaged property level rather than the mortgage loan level, the information for mortgage loans secured by more than one mortgaged property (or comprised of more than one cross-collateralized mortgage loan) is based on allocated loan amounts as stated in Annex A-1.

The mortgage loans will have the following approximate characteristics as of the cut‑off date: Cut‑off Date Mortgage Loan Characteristics*

All Mortgage Loans
Initial Pool Balance	$[___]
Number of mortgage loans	[___]
Number of Mortgaged Properties	[___]
Number of crossed loan pools	[___]
Crossed loan pools as a percentage	[___]%
Range of Cut‑off Date Balances	$[___] to $[___]
Average Cut‑off Date Balance	$[___]
Range of Mortgage Rates	[___]% to [___]%
Weighted average Mortgage Rate	[___]%
Range of original terms to maturity	[_] months to [_] months
Weighted average original term to maturity	[___] months
Range of remaining terms to maturity	[_] months to [_] months
Weighted average remaining term to maturity	[___] months
Range of original amortization term(2)	[_] months to [_] months
Weighted average original amortization term(2)	[___] months
Range of remaining amortization terms(2)	[_] months to [_] months
Weighted average remaining amortization term(2)	[___] months
Range of LTV Ratios	[___]% to [___]%
Weighted average LTV Ratio	[___]%
Range of LTV Ratios as of the maturity date	[___]% to [___]%
Weighted average LTV Ratio as of the maturity date	[___]%
Range of UW NCF DSCR	[___]x to [___]x
Weighted average UW NCF DSCR	[___]x
Range of UW NOI Debt Yield	[___]% to [___]%
Weighted average UW NOI Debt Yield	[___]%
Percentage of Initial Pool Balance consisting of:
Interest-Only Balloon	[___]%
Full-Term Amortizing Balloon(3)	[___]%
Partial Interest-Only Balloon	[___]%
ARD Interest-Only	[___]%
ARD Interest-Only Balloon	[___]%
ARD Balloon	[___]%

*   [THESE ARE REPRESENTATIVE CHARACTERISTICS THAT WILL VARY FROM DEAL TO DEAL]

(1)  Subject to a permitted variance of plus or minus 5%.

(2)  Does not include mortgage loans that pay interest-only until their maturity dates or anticipated repayment dates.

(3)  Does not include interest-only mortgage loans or partial interest-only mortgage loans.

[#]   [Insert appropriate footnotes to identify material clarifications and explanations for the specific assets in the mortgage pool.]

[#]   In the case of the [__] mortgage loans, collectively representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, companion loan that are not included in the issuing entity, the debt service coverage ratios, loan-to-value ratios and debt yield have been calculated including the related pari passu companion loans but excluding the related subordinate companion loan.

[#]   Debt service coverage ratios are calculated using the average of the principal and interest payments for the first twelve payment periods of the mortgage loan following the cut-off date (but without regard to any leap year adjustments), provided that (i) in the case of a mortgage loan that provides for interest-only payments through maturity or its anticipated repayment date, as applicable, such items are calculated based on the interest payments scheduled to be due on the first due date following the cut-off date and the 11 due dates thereafter for such mortgage loan and (ii) in the case of a mortgage loan that provides for an initial interest-only period that ends prior to maturity or its anticipated repayment date, as applicable, and provides for scheduled amortization payments thereafter, such items are calculated based on the monthly payment of principal and interest payable immediately following the expiration of the interest-only period.

[All] of the mortgage loans accrue interest on an actual/360 basis. [DESCRIBE ALTERNATIVE BASIS] For further information regarding the Mortgage Loans, see “Description of the Mortgage Pool”.

Modified and Refinanced Loans
As of the cut-off date, [none] of the mortgage loans were modified due to a delinquency.
Several of the mortgage loans were refinancings of loans in default at the time of refinancing and/or otherwise involved discounted pay-offs in connection with the origination of the mortgage loan as described below:
[INSERT RELEVANT INFORMATION]
See “Description of the Mortgage Pool”.

[Loans Underwritten Based on Projections of Future Income]

[With respect to [__] of the mortgaged properties, representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date (by allocated loan amount), such mortgaged properties (i) were constructed or the subject of a major renovation that was completed within 12 calendar months prior to the cut-off date and, therefore, the related mortgaged property has no prior operating history, (ii) have a borrower or an affiliate under the related mortgage loan that acquired the related mortgaged property within 12 calendar months prior to the cut-off date and such borrower or affiliate was unable to provide the related mortgage loan seller with historical financial information for such acquired mortgaged property or (iii) are single tenant properties subject to triple-net leases with the related tenant where the related borrower did not provide the related mortgage loan seller with historical financial information for the related mortgaged property.]

See “Description of the Mortgage Pool”.

[Certain Variances from Underwriting Standards

[Certain of the mortgage loans may vary from the underwriting guidelines described under “Transaction Parties—The Sponsors and Mortgage Loan Sellers” with respect to the related third party materials requirements. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers—The Goldman Originators—Exceptions to GSMC’s Disclosed Underwriting Guidelines”. [Describe the nature of any material exceptions granted by the originator to its underwriting guidelines, including the number and percentage of loans with such exceptions.]]

Additional Aspects of Certificates

Denominations
The offered certificates with certificate balances that are initially offered and sold to purchasers will be issued in minimum denominations of $[____] and integral multiples of $1 in excess of $[____]. The certificates with notional amounts will be issued, maintained and transferred only in minimum denominations of authorized initial notional amounts of not less than $[_____] and in integral multiples of $1 in excess of $[_____].

Registration, Clearance and Settlement

Each class of offered certificates will initially be registered in the name of Cede & Co., as nominee of The Depository Trust Company, or DTC.

You may hold offered certificates through: (1) DTC in the United States; or (2) Clearstream Banking, société anonyme or Euroclear Bank, as operator of the Euroclear System. Transfers within DTC, Clearstream Banking, société anonyme or Euroclear Bank, as operator of the Euroclear System, will be made in accordance with the usual rules and operating procedures of those systems.
We may elect to terminate the book‑entry system through DTC (with the consent of the DTC participants), Clearstream Banking, société anonyme or Euroclear Bank, as operator of the Euroclear System, with respect to all or any portion of any class of the offered certificates.
“Description of the Certificates—Delivery, Form, Transfer and Denomination—Book‑Entry Registration”.

Credit Risk Retention
For a discussion on the manner in which [NAME OF SPONSORS REQUIRED TO SATISFY RISK RETENTION], as sponsor, intends to satisfy the credit risk retention requirements of the Credit Risk Retention Rules, see “Credit Risk Retention”.

Information Available to Certificateholders

On each distribution date, the certificate administrator will prepare and make available to each certificateholder of record, initially expected to be Cede & Co., a statement as to the distributions being made on that date. Additionally, under certain circumstances, certificateholders of record may be entitled to certain other information regarding the issuing entity. See “Description of the Certificates—Reports to Certificateholders [and the RR Interest Owner]; Certain Available Information”.

Deal Information/Analytics	Certain information concerning the mortgage loans and the certificates may be available to subscribers through the following services:

●   [Identify third party analysis providers to be used.]

●   The certificate administrator’s website initially located at www.[_____].com

●   The master servicer’s website initially located at www.[_____].com

Optional Termination
On any distribution date on which the aggregate principal balance of the pool of mortgage loans is less than [___]%, certain entities specified in this prospectus will have the option to purchase all of the remaining mortgage loans (and all property acquired through exercise of remedies in respect of any mortgage loan) at the price specified in this prospectus.

The issuing entity may also be terminated in connection with a voluntary exchange of all the then-outstanding certificates (other than the Class [ARD], Class [__] and Class [R] certificates) [and the RR interest] for the mortgage loans held by the issuing entity, provided that (i) the Classes [_________], Class [PEZ] and Class [____] certificates are no longer outstanding, (ii) there is only one holder (or multiple holders acting unanimously) of the outstanding certificates (other than the Class [ARD], Class [__] and Class [R] certificates) [and RR interest] and (iii) the master servicer consents to the exchange.
[Insert any series specific events that may trigger a liquidation or amortization of the asset pool, or otherwise alter the transaction structure or flow of funds in accordance with Item 1103(a)(3)(vii) of Regulation AB.]
See “Pooling and Servicing Agreement—Termination; Retirement of Certificates”.

Required Repurchases or Substitutions of Mortgage Loans; Loss of Value Payment

Under certain circumstances, the related mortgage loan seller may be obligated to (i) repurchase (without payment of any yield maintenance charge or prepayment premium) or substitute for an affected mortgage loan from the issuing entity or (ii) make a cash payment that would be deemed sufficient to compensate the issuing entity in the event of a document defect or a breach of a representation and warranty made by the related mortgage loan seller with respect to the mortgage loan in the mortgage loan purchase agreement that materially and adversely affects the value of the mortgage loan, the value of the related mortgaged property or the interests of any certificateholders [or the RR interest owners] in the mortgage loan or mortgaged property or causes the mortgage loan to be other than a “qualified mortgage” within the meaning of Code Section 860G(a)(3) (but without regard to the rule of Treas. Reg. Section 1.860G-2(f)(2) that causes a defective loan to be treated as a “qualified mortgage”). See “Description of the Mortgage Loan Purchase Agreements”.

Sale of Defaulted Loans
Pursuant to the pooling and servicing agreement, the special servicer is required to solicit offers for defaulted serviced mortgage loans (or a defaulted serviced whole loan) and/or related REO properties and accept the first (and, if multiple offers are received, the highest) cash offer from any person that constitutes a fair price for the defaulted serviced mortgage loan (or defaulted whole loan) or related REO property, determined as described in “Pooling and Servicing Agreement—Realization Upon Mortgage Loans” and “—Sale of Defaulted Loans and REO Properties”, unless the special servicer determines, in accordance with the servicing standard, that rejection of such offer would be in the best interests of the Certificateholders [,the RR interest owners] and the related pari passu companion loan holders (as a collective whole as if such Certificateholders [, RR interest owners] and such companion loan holders constituted a single lender and, with respect to a whole loan with a subordinate companion loan, taking into account the subordinate nature of such subordinate companion loan).

[If a non-serviced mortgage loan with a related pari passu companion loan becomes a defaulted mortgage loan and the special servicer under the related pooling and servicing agreement for the related pari passu companion loan determines to sell such pari passu companion loan, then that special servicer will be required to sell such non-serviced mortgage loan together with the related pari passu companion loan in a manner similar to that described above.] [See “Description of the Mortgage Pool—The Whole Loans”.]

[Swap Contract; Credit Enhancement or Other Derivative Instrument]

[The issuing entity will have the benefit of an [interest rate] [currency] swap contract with [_____], a [insert entity type and jurisdiction of organization], as swap counterparty, in an initial notional amount equal to the aggregate initial certificate balance of the Class [__] certificates. The notional amount of the swap contract will decrease to the extent of any decrease in the certificate balance of the Class [__] certificates. The swap contract will have an expiration date of the distribution date in [_____] (the same date as the rated final distribution date for the Class [__] certificates) unless it has already terminated. Under the swap contract, the swap counterparty will be obligated to pay to the issuing entity on the business day prior to each distribution date interest accrued on the notional amount of the swap contract [at one-month LIBOR] [or other applicable interest rate] (determined as described in this prospectus) + [__]% (based on the actual number of days in the interest accrual period for the Class [__] certificates and a 360-day year). The issuing entity will be obligated to pay to the swap counterparty, on that day, interest accrued on the notional amount of the swap contract at a rate equal to the lesser of a fixed rate of [__]% per annum and the weighted average net mortgage rate (based on a 360-day year assumed to consist of twelve 30-day months). Any excess prepayment interest shortfall allocated to the Class [__] regular interest, reduction in the interest available to be distributed to the Class [__] regular interest for any other reason [or the reduction of the weighted average net mortgage rate below [__]%] will result in a corresponding dollar-for-dollar reduction in the interest payment made by the swap counterparty to the related grantor trust and, therefore, a corresponding decrease in the amount of interest distributed on the Class [__] certificates. All prepayment premiums or yield maintenance charges allocated to the Class [__] regular interest will be paid to the swap counterparty unless the swap contract and any replacement swap contract is terminated, in which case, those amounts will be distributed to the Class [_____] certificates. [_____], the credit support provider of the swap counterparty currently has a long-term rating of “[__]” by [_____] and “[__]” by [_____], and a short term rating of “[__]” by [_____] and “[__]” by [_____]. See “Description of the Derivatives Instrument”.]

[INSERT ANY SERIES SPECIFIC CURRENCY SWAP DISCLOSURE.]

Tax Status
Elections will be made to treat designated portions of the issuing entity (exclusive of (a) interest that is deferred after the anticipated repayment date of each mortgage loan with an anticipated repayment date and the excess interest distribution account and (b) the Class [A], Class [B] and Class [C] trust components and the related distribution account, beneficial ownership of which is represented by the exchangeable certificates and the Class [PEZ] certificates) as three separate REMICs – the [_______] trust subordinate companion loan REMIC, the lower-tier REMIC and the upper-tier REMIC – for federal income tax purposes.  [INSERT DISCLOSURE REGARDING UPPER-TIER REGULAR INTEREST FOR FLOATING RATE SWAP, IF APPLICABLE]

In addition, the portions of the issuing entity consisting of (i) the excess interest accrued on the mortgage loan with an anticipated repayment date, beneficial ownership of which is represented by the [ARD Class] certificates and (ii) the Class [A], Class [B] and Class [C] trust components and the related distribution account, beneficial ownership of which is represented by the exchangeable certificates and the Class [PEZ] certificates, will be treated as a grantor trust for federal income tax purposes.
Pertinent federal income tax consequences of an investment in the offered certificates include:

● Each class of offered certificates (other than the exchangeable certificates, the Class [PEZ] crtificates, the [ARD Class] certificates and the Class R certificates) and the trust components will constitute REMIC “regular interests”

● The offered certificates (other than the exchangeable certificates, the Class [PEZ] certificates, the [ARD Class] certificates and the Class R certificates) and the trust components will be treated as newly originated debt instruments for federal income tax purposes.

● You will be required to report income on your offered certificates using the accrual method of accounting.

● It is anticipated that the Class [__] and Class [__] certificates will be issued with original issue discount and that the Class [___] certificates will be issued at a premium for federal income tax purposes.

See Material Federal Income Tax Considerations

Certain ERISA Considerations
Subject to important considerations described under “Certain ERISA Considerations”, the offered certificates are eligible for purchase by persons investing assets of employee benefit plans or individual retirement accounts.

Legal Investment
[SPECIFY CLASSES] [None of the] certificates will constitute “mortgage related securities” for purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended.
If your investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities, then you may be subject to restrictions on investment in the certificates. You should consult your own legal advisors for assistance in determining the suitability of and consequences to you of the purchase, ownership, and sale of the certificates.
The issuing entity will not be registered under the Investment Company Act of 1940, as amended. The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended contained in Section 3(c)(5) of the Investment Company Act of 1940, as amended, or Rule 3a-7 under the Investment Company Act of 1940, as amended, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd‑Frank Act (both as defined in this prospectus).
See “Legal Investment”.

Ratings
The offered certificates will not be issued unless each of the offered classes receives credit rating from one or more of the nationally recognized statistical rating organizations engaged by the depositor to rate the offered certificates.  [The decision not to engage one or more other rating agencies in the rating of certain classes of certificates to be issued in connection with this transaction, may negatively impact the liquidity, market value and regulatory characteristics of those classes of certificates.  Neither the depositor nor any other person or entity will have any duty to notify you if any other nationally recognized statistical rating organization issues, or delivers notice of its intention to issue, unsolicited ratings on one or more classes of certificates after the date of this prospectus.]

See “Risk Factors—Other Risks Relating to the Certificates—Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded” and “Ratings”.

RISK FACTORS
You should carefully consider the following risks before making an investment decision. In particular, distributions on your certificates will depend on payments received on, and other recoveries with respect to the mortgage loans. Therefore, you should carefully consider the risk factors relating to the mortgage loans and the mortgaged properties.
If any of the following events or circumstances identified as risks actually occur or materialize, your investment could be materially and adversely affected. We note that additional risks and uncertainties not presently known to us may also impair your investment.
This prospectus also contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.
[RISK FACTORS THAT ARE IDENTIFIED IN BRACKETS WILL BE REMOVED FROM TRANSACTIONS THAT DO NOT HAVE MORTGAGE LOANS, MORTGAGED PROPERTIES OR BORROWER/SPONSOR ENTITIES WITH THE DESCRIBED RISK FACTOR]
The Certificates May Not Be a Suitable Investment for You
The certificates will not be suitable investments for all investors. In particular, you should not purchase any class of certificates unless you understand and are able to bear the risk that the yield to maturity and the aggregate amount and timing of distributions on the certificates will be subject to material variability from period to period and give rise to the potential for significant loss over the life of the certificates.  The interaction of the foregoing factors and their effects are impossible to predict and are likely to change from time to time. As a result, an investment in the certificates involves substantial risks and uncertainties and should be considered only by sophisticated institutional investors with substantial investment experience with similar types of securities and who have conducted appropriate due diligence on the mortgage loans, the mortgaged properties and the certificates.
Combination or “Layering” of Multiple Risks May Significantly Increase Risk of Loss
Although the various risks discussed in this prospectus are generally described separately, you should consider the potential effects of the interplay of multiple risk factors. Where more than one significant risk factor is present, the risk of loss to an investor in the certificates may be significantly increased.
Risks Related to Market Conditions and Other External Factors
The Volatile Economy, Credit Crisis and Downturn in the Real Estate Market Have Adversely Affected and May Continue To Adversely Affect the Value of CMBS
In recent years, the real estate and securitization markets, including the market for commercial mortgage-backed securities (“CMBS”), experienced significant dislocations, illiquidity and volatility.  We cannot assure you that another dislocation in CMBS will not occur.
Any economic downturn may adversely affect the financial resources of borrowers under commercial mortgage loans and may result in their inability to make payments on, or refinance, their outstanding mortgage debt when due or to sell their mortgaged properties for an aggregate amount sufficient to pay off the outstanding debt when due. As a result, distributions of principal and interest on your certificates, and the value of your certificates, could be adversely affected.

Other Events May Affect the Value and Liquidity of Your Investment
Moreover, other types of events, domestic or international, may affect general economic conditions and financial markets:
•
Wars, revolts, terrorist attacks, armed conflicts, energy supply or price disruptions, political crises, natural disasters, civil unrest and/or protests and man-made disasters may have an adverse effect on the mortgaged properties and/or your certificates;

•
Trading activity associated with indices of CMBS may drive spreads on those indices wider than spreads on CMBS, thereby resulting in a decrease in value of such CMBS, including your certificates, and spreads on those indices may be affected by a variety of factors, and may or may not be affected for reasons involving the commercial and multifamily real estate markets and may be affected for reasons that are unknown and cannot be discerned;

•
The market value of your certificates also may be affected by many other factors, including the then-prevailing interest rates and market perceptions of risks associated with commercial mortgage lending. A change in the market value of the certificates may be disproportionately impacted by upward or downward movements in the current interest rates.

You should consider that the foregoing factors may adversely affect the performance of the mortgage loans and accordingly the performance of the offered certificates.
Risks Relating to the Mortgage Loans
Mortgage Loans Are Non-Recourse and Are Not Insured or Guaranteed
The mortgage loans are not insured or guaranteed by any person or entity, governmental or otherwise.
Investors should treat each mortgage loan as a non-recourse loan. If a default occurs, recourse generally may be had only against the specific mortgaged properties and other assets that have been pledged to secure the mortgage loan. Consequently, payment prior to maturity is dependent primarily on the sufficiency of the net operating income of the mortgaged property. Payment at maturity or anticipated repayment date is primarily dependent upon the market value of the mortgaged property or the borrower’s ability to refinance or sell the mortgaged property.
Although the mortgage loans generally are non-recourse in nature, certain mortgage loans contain non-recourse carveouts for liabilities such as a result of fraud by the borrower, certain voluntary insolvency proceedings or other matters. Certain mortgage loans set forth under “Description of the Mortgage Pool—Non-Recourse Carveout Limitations” either do not contain non-recourse carveouts or contain material limitations to non-recourse carveouts. Often these obligations are guaranteed by an affiliate of the related borrower, although liability under any such guaranty may be capped or otherwise limited in amount or scope. Furthermore, the guarantor’s net worth and liquidity may be less (and in some cases, materially less) than amounts due under the related mortgage loan or the guarantor’s sole asset may be its interest in the related borrower. Certain mortgage loans may have the benefit of a general payment guaranty of a portion of the indebtedness under the mortgage loan. In addition, certain non-recourse carveout guarantors may not be United States citizens. We cannot assure you that the lender will be able to collect on a guaranty from non-US citizens as such individuals or entities may be beyond the jurisdiction of United States courts.  In all cases, however, the mortgage loans should be considered to be non-recourse obligations because neither the depositor nor the sponsors make any representation or warranty as to the obligation or ability of any borrower or guarantor to pay any deficiencies between any foreclosure proceeds and the mortgage loan indebtedness.  No mortgage loan will be insured or guaranteed by any government, governmental instrumentality, private insurer or (except as described above) other person or entity.

Risks of Commercial and Multifamily Lending Generally
The mortgage loans will be secured by various income producing commercial and multifamily properties. The repayment of a commercial or multifamily loan is typically dependent upon the ability of the related mortgaged property to produce cash flow through the collection of rents. Even the liquidation value of a commercial property is determined, in substantial part, by the capitalization of the property’s ability to produce cash flow. However, net operating income can be volatile and may be insufficient to cover debt service on the loan at any given time.
The net operating incomes and property values of the mortgaged properties may be adversely affected by a large number of factors. Some of these factors relate to the properties themselves, such as:
•	the age, design and construction quality of the properties;

•	perceptions regarding the safety, convenience and attractiveness of the properties;

•	the characteristics and desirability of the area where the property is located;

•	the strength and nature of the local economy, including labor costs and quality, tax environment and quality of life for employees;

•	the proximity and attractiveness of competing properties;

•	the adequacy of the property’s management and maintenance;

•	increases in interest rates, real estate taxes and operating expenses at the property and in relation to competing properties;

•	an increase in the capital expenditures needed to maintain the properties or make improvements;

•	a decline in the businesses operated by tenants or in their financial condition;

•	an increase in vacancy rates; and

•	a decline in rental rates as leases are renewed or entered into with new tenants.
Other factors are more general in nature, such as:
•	national, regional or local economic conditions, including plant closings, military base closings, industry slowdowns, oil and/or gas drilling facility slowdowns or closings and unemployment rates;

•	local real estate conditions, such as an oversupply of competing properties, retail space, office space, multifamily housing or hotel capacity;

•	demographic factors;

•	consumer confidence;

•	political factors;

•	environmental factors;

•	seismic activity risk;

•	consumer tastes and preferences;

•	retroactive changes in building codes;

•	changes or continued weakness in specific industry segments;

•	location of certain mortgaged properties in less densely populated or less affluent areas; and

•	the public perception of safety for customers and clients.
The volatility of net operating income will be influenced by many of the foregoing factors, as well as by:
•
the length of tenant leases (including that in certain cases, all or substantially all of the tenants, or one or more sole, anchor or other major tenants, at a particular mortgaged property may have leases that expire or permit the tenant(s) to terminate its lease during the term of the loan);

•	the quality and creditworthiness of tenants;

•	tenant defaults;

•	in the case of rental properties, the rate at which new rentals occur; and

•
the property’s “operating leverage”, which is generally the percentage of total property expenses in relation to revenue, the ratio of fixed operating expenses to those that vary with revenues, and the level of capital expenditures required to maintain the property and to retain or replace tenants.

A decline in the real estate market or in the financial condition of a major tenant will tend to have a more immediate effect on the net operating income of properties with relatively higher operating leverage or short term revenue sources, such as short term or month to month leases, and may lead to higher rates of delinquency or defaults.
Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases
 General. Any tenant may, from time to time, experience a downturn in its business, which may weaken its financial condition and result in a reduction or failure to make rental payments when due. If tenants’ sales were to decline, percentage rents may decline and, further, tenants may be unable to pay their base rent or other occupancy costs. If a tenant defaults in its obligations to a property owner, that property owner may experience delays in enforcing its rights as lessor and may incur substantial costs and experience significant delays associated with protecting its investment, including costs incurred in renovating and reletting the property.Additionally, the income from, and market value of, the mortgaged properties leased to various tenants would be adversely affected if:
•
space in the mortgaged properties could not be leased or re-leased or substantial re-leasing costs were required and/or the cost of performing landlord obligations under existing leases materially increased;

•
leasing or re-leasing is restricted by exclusive rights of tenants to lease the mortgaged properties or other covenants not to lease space for certain uses or activities, or covenants limiting the types of tenants to which space may be leased;

•	a significant tenant were to become a debtor in a bankruptcy case;

•	rental payments could not be collected for any other reason; or

•	a borrower fails to perform its obligations under a lease resulting in the related tenant having a right to terminate such lease.
Certain tenants currently may be in a rent abatement period.  We cannot assure you that such tenants will be in a position to pay full rent when the abatement period expires.  We cannot assure you that the net operating income contributed by the mortgaged properties will remain at its current or past levels.
 A Tenant Concentration May Result in Increased Losses. Mortgaged properties that are owner-occupied or leased to a single tenant, or a tenant that makes up a significant portion of the rental income, also are more susceptible to interruptions of cash flow if that tenant’s business operations are negatively impacted or if such tenant fails to renew its lease.  This is so because:
•	the financial effect of the absence of rental income may be severe;

•	more time may be required to re-lease the space; and

•	substantial capital costs may be incurred to make the space appropriate for replacement tenants.
In the event of a default by that tenant, if the related lease expires prior to the mortgage loan maturity date and the related tenant fails to renew its lease or if such tenant exercises an early termination option, there would likely be an interruption of rental payments under the lease and, accordingly, insufficient funds available to the borrower to pay the debt service on the mortgage loan.  In certain cases where the tenant owns the improvements on the mortgaged property, the related borrower may be required to purchase such improvements in connection with the exercise of its remedies.
With respect to certain of these mortgaged properties that are leased to a single tenant, the related leases may expire prior to, or soon after, the maturity dates of the mortgage loans or the related tenant may have the right to terminate the lease prior to the maturity date of the mortgage loan.  If the current tenant does not renew its lease on comparable economic terms to the expired lease, if a single tenant terminates its lease or if a suitable replacement tenant does not enter into a new lease on similar economic terms, there could be a negative impact on the payments on the related mortgage loan.
A deterioration in the financial condition of a tenant, the failure of a tenant to renew its lease or the exercise by a tenant of an early termination right can be particularly significant if a mortgaged property is owner-occupied, leased to a single tenant, or if any tenant makes up a significant portion of the rental income at the mortgaged property.
Concentrations of particular tenants among the mortgaged properties or within a particular business or industry at one or multiple mortgaged properties increase the possibility that financial problems with such tenants or such business or industry sectors could affect the mortgage loans. In addition, the mortgage loans may be adversely affected if a tenant at the mortgaged property is highly specialized, or dependent on a single industry or only a few customers for its revenue. See “—Tenant Bankruptcy Could Result in a Rejection of the Related Lease” below, and “Description of the Mortgage Pool—Tenant Issues—Tenant Concentrations” for information on tenant concentrations in the mortgage pool.
 Mortgaged Properties Leased to Multiple Tenants Also Have Risks. If a mortgaged property has multiple tenants, re-leasing expenditures may be more frequent than in the case of mortgaged properties with fewer tenants, thereby reducing the cash flow available for payments on the related mortgage loan. Multi-tenant mortgaged properties also may experience higher continuing vacancy rates and greater volatility in rental income and expenses. See Annex A-1 for tenant lease expiration dates for the five largest tenants at each mortgaged property.
 Mortgaged Properties Leased to Borrowers or Borrower Affiliated Entities Also Have Risks. If a mortgaged property is leased in whole or substantial part to the borrower under the mortgage loan or to an affiliate of the borrower, there may be conflicts. For instance, it is more likely a landlord will waive lease conditions for an affiliated tenant than it would for an unaffiliated tenant. We cannot assure you that the conflicts arising where a borrower is affiliated with a tenant at a mortgaged property will not adversely impact the value of the related mortgage loan.
In certain cases, an affiliated lessee may be a tenant under a master lease with the related borrower, under which the tenant is obligated to make rent payments but does not occupy any space at the mortgaged property. Master leases in these circumstances may be used to bring occupancy to a “stabilized” level with the intent of finding additional tenants to occupy some or all of the master leased space, but may not provide additional economic support for the mortgage loan. If a mortgaged property is leased in whole or substantial part to the borrower or to an affiliate of the borrower, a deterioration in the financial condition of the borrower or its affiliates could significantly affect the borrower’s ability to perform under the mortgage loan as it would directly interrupt the cash flow from the mortgaged property if the borrower’s or its affiliate’s financial condition worsens. We cannot assure you that any space leased by a borrower or an affiliate of the borrower will eventually be occupied by third party tenants.
See “Description of the Mortgage Pool—Tenant Issues—Affiliated Leases” for information on properties leased in whole or in part to borrowers and their affiliates.
 Tenant Bankruptcy Could Result in a Rejection of the Related Lease.The bankruptcy or insolvency of a major tenant or a number of smaller tenants, such as in retail properties, may have an adverse impact on the mortgaged properties affected and the income produced by such mortgaged properties. Under the Bankruptcy Code, a tenant has the option of assuming or rejecting or, subject to certain conditions, assuming and assigning to a third party, any unexpired lease. If the tenant rejects the lease, the landlord’s claim for breach of the lease would (absent collateral securing the claim) be treated as a general unsecured claim against the tenant and a lessor’s damages for lease rejection are generally subject to certain limitations. We cannot assure you that tenants of the mortgaged properties will continue making payments under their leases or that tenants will not file for bankruptcy protection in the future or, if any tenants do file, that they will continue to make rental payments in a timely manner. See “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”. See “Description of the Mortgage Pool—Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings” for information regarding bankruptcy issues with respect to certain mortgage loans.
 Leases That Are Not Subordinated to the Lien of the Mortgage or Do Not Contain Attornment Provisions May Have an Adverse Impact at Foreclosure.In certain jurisdictions, if tenant leases are subordinated to the liens created by the mortgage but do not contain attornment provisions that require the tenant to subordinate the lease if the mortgagee agrees to enter into a non-disturbance agreement, the tenants may terminate their leases upon the transfer of the property to a foreclosing lender or purchaser at foreclosure. Accordingly, if a mortgaged property is located in such a jurisdiction and is leased to one or more desirable tenants under leases that are subordinate to the mortgage and do not contain attornment provisions, such mortgaged property could experience a further decline in value if such tenants’ leases were terminated. This is particularly likely if those tenants were paying above-market rents or could not be replaced. If a lease is not subordinate to a mortgage, the issuing entity will not possess the right to dispossess the tenant upon foreclosure of the mortgaged property (unless otherwise agreed to with the tenant). Also, if the lease contains provisions inconsistent with the mortgage (e.g., provisions relating to application of insurance proceeds or condemnation awards) or which could affect the enforcement of the lender’s rights (e.g., a right of first refusal to purchase the property), the provisions of the lease will take precedence over the provisions of the mortgage. Not all leases were reviewed to ascertain the existence of attornment or subordination provisions.
With respect to certain of the mortgage loans, the related borrower may have given to certain tenants or others an option to purchase, a right of first refusal and/or a right of first offer to purchase all or a portion of the mortgaged property in the event a sale is contemplated, and such right is not subordinate to the related mortgage. This may impede the mortgagee’s ability to sell the related mortgaged property at foreclosure, or, upon foreclosure, this may affect the value and/or marketability of the related mortgaged property. See “Description of the Mortgage Pool—Tenant Issues—Purchase Options and Rights of First Refusal” for information regarding material purchase options and/or rights of first refusal, if any, with respect to mortgaged properties securing certain mortgage loans.
 Early Lease Termination Options May Reduce Cash Flow.Leases often give tenants the right to terminate the related lease, abate or reduce the related rent, and/or exercise certain remedies against the related borrower for various reasons or upon various conditions, including:

•	if the borrower for the applicable mortgaged property allows uses at the mortgaged property in violation of use restrictions in current tenant leases,

•	if the borrower or any of its affiliates owns other properties within a certain radius of the mortgaged property and allows uses at those properties in violation of use restrictions,

•	if the related borrower fails to provide a designated number of parking spaces,

•
if there is construction at the related mortgaged property or an adjacent property (whether or not such adjacent property is owned or controlled by the borrower or any of its affiliates) that may interfere with visibility of, access to or a tenant’s use of the mortgaged property or otherwise violate the terms of a tenant’s lease,

•
upon casualty or condemnation with respect to all or a portion of the mortgaged property that renders such mortgaged property unsuitable for a tenant’s use or if the borrower fails to rebuild such mortgaged property within a certain time,

•	if a tenant’s use is not permitted by zoning or applicable law,

•	if the tenant is unable to exercise an expansion right,

•	if the landlord defaults on its obligations under the lease,

•	if a landlord leases space at the mortgaged property or within a certain radius of the mortgaged property to a competitor,

•	if the tenant fails to meet certain sales targets or other business objectives for a specified period of time,

•	if significant tenants at the subject property go dark or terminate their leases, or if a specified percentage of the mortgaged property is unoccupied,

•	if the landlord violates the tenant’s exclusive use rights for a specified period of time,

•	if the related borrower violates covenants under the related lease or if third parties take certain actions that adversely affect such tenants’ business or operations,

•	in the case of government sponsored tenants, any time or for lack of appropriations, or

•	if the related borrower violates covenants under the related lease or if third parties take certain actions that adversely affect such tenants’ business or operations.
In certain cases, compliance or satisfaction of landlord covenants may be the responsibility of a third party affiliated with the borrower or, in the event that partial releases of the applicable mortgaged property are permitted, an unaffiliated or affiliated third party.
Any exercise of a termination right by a tenant at a mortgaged property could result in vacant space at the related mortgaged property, renegotiation of the lease with the related tenant or re-letting of the space. Any such vacated space may not be re-let. Furthermore, such foregoing termination and/or abatement rights may arise in the future or materially adversely affect the related borrower’s ability to meet its obligations under the related mortgage loan documents. See “Description of the Mortgage Pool—Tenant Issues—Lease Expirations and Terminations” for information on material tenant lease expirations and early termination options.
 Mortgaged Properties Leased to Not-for-Profit Tenants Also Have Risks.Certain mortgaged properties may have tenants that are charitable institutions that generally rely on contributions from individuals and government grants or other subsidies to pay rent on office space and other operating expenses. We cannot assure you that the rate, frequency and level of individual contributions or governmental grants and subsidies will continue with respect to any such institution. A reduction in contributions or grants may impact the ability of the related institution to pay rent, and we cannot assure you that the related borrower will be in a position to meet its obligations under the related mortgage loan documents if such tenant fails to pay its rent.
[Retail Properties Have Special Risks
The value of retail properties is significantly affected by the quality of the tenants as well as fundamental aspects of real estate, such as location and market demographics, as well as changes in shopping methods and choices.  Some of the risks related to these matters are further described in “—Risks of Commercial and Multifamily Lending Generally” and “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases” above, and “—Changes in the Retail Sector, Such as Online Shopping and Other Uses of Technology, Could Affect the Business Models and Viability of Retailers,” “—The Performance of the Retail Properties is Subject to Conditions Affecting the Retail Sector” and “—Some Retail Properties Depend on Anchor Stores or Major Tenants to Attract Shoppers and Could be Materially Adversely Affected by the Loss of, or a Store Closure by, One or More of These Anchor Stores or Major Tenants” below.
Rental payments from tenants of retail properties typically comprise the largest portion of the net operating income of those mortgaged properties.  The correlation between success of tenant business and a retail property’s value may be more direct with respect to retail properties than other types of commercial property because a component of the total rent paid by certain retail tenants is often tied to a percentage of gross sales.  We cannot assure you that the net operating income contributed by the mortgaged retail properties or the rates of occupancy at the retail stores will remain at the levels specified in this prospectus or remain consistent with past performance.
Changes in the Retail Sector, Such as Online Shopping and Other Uses of Technology, Could Affect the Business Models and Viability of Retailers
Online shopping and the use of technology, such as smartphone shopping applications, to transact purchases or to aid purchasing decisions have increased in recent years and are expected to continue to increase in the future. This trend is affecting business models, sales and profitability of some retailers and could adversely affect the demand for retail real estate and occupancy at retail properties securing the mortgage loans. Any resulting decreases in rental revenue could have a material adverse effect on the value of retail properties securing the mortgage loans.
Some of these developments in the retail sector have led to retail companies, including several national retailers, filing for bankruptcy and/or voluntarily closing certain of their stores. Borrowers may be unable to re-lease such space or to re-lease it on comparable or more favorable terms. As a result, the bankruptcy or closure of a national tenant may adversely affect a retail borrower’s revenues. In addition, such closings may allow other tenants to modify their leases to terms that are less favorable for borrowers or to terminate their leases, also adversely impacting their revenues. See also “—Some Retail Properties Depend on Anchor Stores or Major Tenants to Attract Shoppers and Could be Materially Adversely Affected by the Loss of, or a Store Closure by, One or More of These Anchor Stores or Major Tenants” below.
In addition to competition from online shopping, retail properties face competition from sources outside a specific geographical real estate market. For example, all of the following compete with more traditional retail properties for consumer dollars: factory outlet centers, discount shopping centers and clubs, catalogue retailers, home shopping networks, and telemarketing. Continued growth of these alternative retail outlets (which often have lower operating costs) could adversely affect the rents collectible at the retail properties included in the pool of mortgage loans, as well as the income from, and market value of, the mortgaged properties and the related borrower’s ability to refinance such property. Moreover, additional competing retail properties may be built in the areas where the retail properties are located.

We cannot assure you that these developments in the retail sector will not adversely affect the performance of retail properties securing the mortgage loans.

The Performance of the Retail Properties is Subject to Conditions Affecting the Retail Sector
Retail properties are also subject to conditions that could negatively affect the retail sector, such as increased unemployment, increased federal income and payroll taxes, increased health care costs, increased state and local taxes, increased real estate taxes, industry slowdowns, lack of availability of consumer credit, weak income growth, increased levels of consumer debt, poor housing market conditions, adverse weather conditions, natural disasters, plant closings, and other factors. Similarly, local real estate conditions, such as an oversupply of, or a reduction in demand for, retail space or retail goods, and the supply and creditworthiness of current and prospective tenants may negatively impact those retail properties.
In addition, the limited adaptability of certain shopping malls that have proven unprofitable may result in high (and possibly extremely high) loss severities on mortgage loans secured by those shopping malls. For example, it is possible that a significant amount of advances made by the applicable servicer(s) of a mortgage loan secured by a shopping mall property, combined with low liquidation proceeds in respect of that property, may result in a loss severity exceeding 100% of the outstanding principal balance of that mortgage loan.
Some Retail Properties Depend on Anchor Stores or Major Tenants to Attract Shoppers and Could be Materially Adversely Affected by the Loss of, or a Store Closure by, One or More of These Anchor Stores or Major Tenants
The presence or absence of an “anchor tenant” or a “shadow anchor tenant” in or near a retail property also can be important to the performance of a retail property because anchors play a key role in generating customer traffic and making a retail property desirable for other tenants. Retail properties may also have shadow anchor tenants. An “anchor tenant” is located on the related mortgaged property, usually proportionately larger in size than most or all other tenants in the mortgaged property, and is vital in attracting customers to a retail property. A “shadow anchor tenant” is usually proportionally larger in size than most tenants in the mortgaged property, is important in attracting customers to a retail property and is located sufficiently close and convenient to the mortgaged property so as to influence and attract potential customers, but is not located on the mortgaged property.
If anchor stores in a mortgaged property were to close, the related borrower may be unable to replace those anchors in a timely manner or without suffering adverse economic consequences. In addition, anchor tenants and non-anchor tenants at anchored or shadow anchored retail centers may have co-tenancy clauses and/or operating covenants in their leases or operating agreements that permit those tenants or anchor stores to cease operating, reduce rent or terminate their leases if the anchor or shadow anchor tenant goes dark or if the subject store is not meeting the minimum sales requirement under its lease. Even if non-anchor tenants do not have termination or rent abatement rights, the loss of an anchor tenant or a shadow anchor tenant may have a material adverse impact on the non-anchor tenant’s ability to operate because the anchor or shadow anchor tenant plays a key role in generating customer traffic and making a center desirable for other tenants. This, in turn, may adversely impact the borrower’s ability to meet its obligations under the related mortgage loan. In addition, in the event that a “shadow anchor” fails to renew its lease, terminates its lease or otherwise ceases to conduct business within a close proximity to the mortgaged property, customer traffic at the mortgaged property may be substantially reduced. If an anchor tenant goes dark, generally the borrower’s only remedy may be to terminate that lease after the anchor tenant has been dark for a specified amount of time.
If anchor tenants or shadow anchor tenants at a particular mortgaged property were to close or otherwise become vacant or remain vacant, we cannot assure you that the related borrower’s ability to repay its mortgage loan would not be materially and adversely affected.
Certain anchor tenant and tenant estoppels will have been obtained in connection with the origination of the mortgage loans.  These estoppels may identify disputes between the related borrower and the applicable anchor tenant or tenant, or alleged defaults or potential defaults by the applicable property owner under the lease or a reciprocal easement and/or operating agreement (each, an “REA”). Such disputes, defaults or potential defaults, could lead to a termination or attempted termination of the applicable lease or REA by the anchor tenant or tenant or to the tenant withholding some or all of its rental payments or to litigation against the related borrower. We cannot assure you that the anchor tenant or tenant estoppels obtained identify all potential disputes that may arise with respect to the mortgaged retail properties, or that anchor tenant or tenant disputes will not have a material adverse effect on the ability of borrowers to repay their mortgage loans.
Certain retail properties have specialty use tenants.  See “—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses” below.
See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Retail Properties”.]
[Office Properties Have Special Risks
In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” and “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases” above, other factors may adversely affect the financial performance and value of office properties, including:
•	the quality of an office building’s tenants;

•	an economic decline in the business operated by the tenant;

•
the physical attributes of the building in relation to competing buildings (e.g., age, condition, design, appearance, access to transportation and ability to offer certain amenities, such as sophisticated building systems and/or business wiring requirements);

•	the physical attributes of the building with respect to the technological needs of the tenants, including the adaptability of the building to changes in the technological needs of the tenants;

•	the diversity of an office building’s tenants (or reliance on a single or dominant tenant);

•	an adverse change in population, patterns of telecommuting or sharing of office space, and employment growth (which creates demand for office space); and

•	the desirability of the area as a business location;

•	the strength and nature of the local economy, including labor costs and quality, tax environment and quality of life for employees; and

•
in the case of medical office properties, the performance of a medical office property may depend on (a) the proximity of such property to a hospital or other healthcare establishment, (b) reimbursements for patient fees from private or government sponsored insurers, (c) its ability to attract doctors and nurses to be on staff, and (d) its ability to afford and acquire the latest medical equipment. Issues related to reimbursement (ranging from nonpayment to delays in payment) from such insurers could adversely impact cash flow at such mortgaged property.

Moreover, the cost of refitting office space for a new tenant is often higher than the cost of refitting other types of properties for new tenants.
If one or more major tenants at a particular office property were to close or remain vacant, we cannot assure you that such tenants would be replaced in a timely manner or without incurring material additional costs to the related borrower and resulting in an adverse effect on the financial performance of the property.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Office Properties”.]
[Multifamily Properties Have Special Risks
In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” above, other factors may adversely affect the financial performance and value of multifamily properties, including:
•	the physical attributes of the apartment building such as its age, condition, design, appearance, access to transportation and construction quality;

•	the quality of property management;

•	the ability of management to provide adequate maintenance and insurance;

•	the types of services or amenities that the property provides;

•	the property’s reputation;

•	the level of mortgage interest rates, which may encourage tenants to purchase rather than lease housing;

•	the generally short terms of residential leases and the need for continued reletting;

•	rent concessions and month-to-month leases, which may impact cash flow at the property;

•	the presence of competing properties and residential developments in the local market;

•
the tenant mix, such as the tenant population being predominantly students or being heavily dependent on workers from a particular business or industry or personnel from or workers related to a local military base or oil and/or gas drilling industries;

•	outstanding building code violations or tenant complaints at the property;

•
in the case of student housing facilities or properties leased primarily to students, which may be more susceptible to damage or wear and tear than other types of multifamily housing, the reliance on the financial well-being of the college or university to which it relates, competition from on campus housing units and new competitive student housing properties, which may adversely affect occupancy, the physical layout of the housing, which may not be readily convertible to traditional multifamily use, and that student tenants have a higher turnover rate than other types of multifamily tenants, which in certain cases is compounded by the fact that student leases are available for periods of less than 12 months;

•
certain multifamily properties may be considered to be “flexible apartment properties”. Such properties have a significant percentage of units leased to tenants under short-term leases (less than one year in term), which creates a higher turnover rate than for other types of multifamily properties;

•	restrictions on the age of tenants who may reside at the property;

•	dependence upon governmental programs that provide rent subsidies to tenants pursuant to tenant voucher programs, which vouchers may be used at other properties and influence tenant mobility;

•
adverse local, regional or national economic conditions, which may limit the amount of rent that may be charged and may result in a reduction of timely rent payments or a reduction in occupancy levels;

•	state and local regulations, which may affect the building owner’s ability to increase rent to market rent for an equivalent apartment; and

•	the existence of government assistance/rent subsidy programs, and whether or not they continue and provide the same level of assistance or subsidies.
Certain states regulate the relationship of an owner and its tenants. Commonly, these laws require a written lease, good cause for eviction, disclosure of fees, and notification to residents of changed land use, while prohibiting unreasonable rules, retaliatory evictions, and restrictions on a resident’s choice of unit vendors. Apartment building owners have been the subject of suits under state “Unfair and Deceptive Practices Acts” and other general consumer protection statutes for coercive, abusive or unconscionable leasing and sales practices. A few states offer more significant protection. For example, there are provisions that limit the bases on which a landlord may terminate a tenancy or increase its rent or prohibit a landlord from terminating a tenancy solely by reason of the sale of the owner’s building.
In addition to state regulation of the landlord tenant relationship, numerous counties and municipalities impose rent control on apartment buildings. These ordinances may limit rent increases to fixed percentages, to percentages of increases in the consumer price index, to increases set or approved by a governmental agency, or to increases determined through mediation or binding arbitration. Any limitations on a borrower’s ability to raise property rents may impair such borrower’s ability to repay its multifamily loan from its net operating income or the proceeds of a sale or refinancing of the related multifamily property.
Certain of the mortgage loans may be secured in the future by mortgaged properties that are subject to certain affordable housing covenants and other covenants and restrictions with respect to various tax credit, city, state and federal housing subsidies, rent stabilization or similar programs, in respect of various units within the mortgaged properties. The limitations and restrictions imposed by these programs could result in losses on the mortgage loans. In addition, in the event that the program is cancelled, it could result in less income for the project. These programs may include, among others:
•	rent limitations that would adversely affect the ability of borrowers to increase rents to maintain the condition of their mortgaged properties and satisfy operating expense; and

•	tenant income restrictions that may reduce the number of eligible tenants in those mortgaged properties and result in a reduction in occupancy rates.
The difference in rents between subsidized or supported properties and other multifamily rental properties in the same area may not be a sufficient economic incentive for some eligible tenants to reside at a subsidized or supported property that may have fewer amenities or be less attractive as a residence. As a result, occupancy levels at a subsidized or supported property may decline, which may adversely affect the value and successful operation of such property.
Certain of the multifamily properties may be residential cooperative buildings and the land under the building are owned or leased by a non-profit residential cooperative corporation. The cooperative owns all the units in the building and all common areas. Its tenants own stock, shares or membership certificates in the corporation. This ownership entitles the tenant-stockholders to proprietary leases or occupancy agreements which confer exclusive rights to occupy specific units. Generally, the tenant-stockholders make monthly maintenance payments which represent their share of the cooperative corporation’s mortgage loan payments, real property taxes, reserve contributions and capital expenditures, maintenance and other expenses, less any income the corporation may receive. These payments are in addition to any payments of principal and interest the tenant-stockholder may be required to make on any loans secured by its shares in the cooperative.

A number of factors may adversely affect the value and successful operation of a residential cooperative property. Some of these factors include:
•	the primary dependence of a borrower upon maintenance payments and any rental income from units or commercial areas to meet debt service obligations;

•
the initial concentration of shares relating to occupied rental units of the sponsor, owner or investor after conversion from rental housing, which may result in an inability to meet debt service obligations on the residential cooperative corporation’s mortgage loan if the sponsor, owner or investor is unable to make the required maintenance payments;

•
the failure of a borrower to qualify for favorable tax treatment as a “cooperative housing corporation” each year, which may reduce the cash flow available to make payments on the related mortgage loan; and

•
that, upon foreclosure, in the event a cooperative property becomes a rental property, certain units could be subject to rent control, stabilization and tenants’ rights laws, at below market rents, which may affect rental income levels and the marketability and sale proceeds of the rental property as a whole.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Multifamily Properties”.]
[Senior Housing Properties May Present Special Risks
The Independent Living Industry is a Highly Competitive Industry, and the Revenues, Profits or Market Share of Senior Housing Properties Could be Harmed if They Are Unable to Compete Effectively
The independent living facility market sector is highly competitive.  Independent living and other congregate senior living facility properties face competition from numerous local, regional, and national providers of independent living and other congregate senior living.  The formation of accountable care organizations, managed care networks and integrated delivery systems may also adversely affect the related mortgaged properties if there are incentives within the systems that lead to the greater utilization of other facilities or providers within the networks or systems or to the greater utilization of community based home care providers, instead of independent living properties.  Additionally, some competing providers may be better capitalized than the manager of the related mortgaged properties, may offer services not offered by the related mortgaged properties, or may be owned by non-profit organizations or government agencies supported by endowments, charitable contributions, tax exemptions, tax revenues and other sources of income or revenue not available to the property manager or borrowers.  The successful operation of the related mortgaged properties will also generally depend upon the number of competing facilities in the local market, as well as on other factors.  These factors include, but are not limited to, competing facilities’ rental rates, location, the characteristics of the neighborhood where they are located, the type of services and amenities offered, the nature and condition of the competing facility, its age, appearance, overall maintenance, construction, quality, design, safety, convenience, reputation and management, resident and family preferences, relationship with other health care providers and other health care networks, quality and cost of care and quality of staff.  Costs of renovating, refurbishing or expanding an independent living or congregate senior living facility in order to remain competitive can be substantial.  If the related mortgaged properties fail to attract residents and to compete effectively with other health care providers, their revenues and profitability would decline.
A particular market with historically low vacancies could experience substantial new construction and a resultant oversupply of independent living or other congregate senior living units within a relatively short period of time. Because units in an independent living or other congregate senior living facility are typically leased on a short term basis, the tenants residing at a particular facility may easily move to alternative facilities with more desirable amenities or locations or lower fees.  If the development of new independent living or other senior living facilities surpasses the demand for such facilities in particular markets, the markets may become saturated, which could have a material adverse effect on the related mortgaged properties in such areas.]
[Hospitality Properties Have Special Risks
In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” above, various other factors may adversely affect the financial performance and value of hospitality properties, including:
•	adverse economic and social conditions, either local, regional or national (which may limit the amount that can be charged for a room and reduce occupancy levels);

•	the quality of hospitality property management;

•	the presence or construction of competing hotels or resorts;

•	continuing expenditures for modernizing, refurbishing and maintaining existing facilities prior to the expiration of their anticipated useful lives;

•	ability to convert to alternative uses which may not be readily made;

•	the lack of a franchise affiliation or the loss of a franchise affiliation or a deterioration in the reputation of a franchise;

•	a deterioration in the financial strength or managerial capabilities of the owner or operator of a hospitality property;

•
changes in travel patterns caused by general adverse economic conditions, fear of terrorist attacks, adverse weather conditions and changes in access, energy prices, strikes, travel costs, relocation of highways, the construction of additional highways, concerns about travel safety or other factors;

•	whether management contracts or franchise agreements are renewed or extended upon expiration;

•	desirability of particular locations;

•	location, quality and management company or franchise affiliation, each of which affects the economic performance of a hospitality property; and

•	relative illiquidity of hospitality investments which limits the ability of the borrowers and property managers to respond to changes in economic or other conditions.
Because rooms are generally rented for short periods of time, the financial performance of hospitality properties tends to be affected by adverse economic conditions and competition more quickly than other commercial properties. Additionally, as a result of high operating costs, relatively small decreases in revenue can cause significant stress on a property’s cash flow.
Moreover, the hospitality and lodging industry is generally seasonal in nature and different seasons affect different hospitality properties differently depending on type and location. This seasonality can be expected to cause periodic fluctuations in a hospitality property’s room and restaurant revenues, occupancy levels, room rates and operating expenses. We cannot assure you that cash flow will be sufficient to offset any shortfalls that occur at the mortgaged property during slower periods or that the related mortgage loans provide for seasonality reserves, or if seasonality reserves are provided for, that such reserves will be funded or will be sufficient or available to fund such shortfalls.

In addition, some of the hospitality properties are limited‑service, select service or extended stay hotels. Hospitality properties that are limited-service, select service or extended stay hotels may subject a lender to more risk than full-service hospitality properties as they generally require less capital for construction than full-service hospitality properties. In addition, as limited-service, select service or extended stay hotels generally offer fewer amenities than full-service hospitality properties, they are less distinguishable from each other. As a result, it is easier for limited-service, select service or extended stay hotels to experience increased or unforeseen competition.
In addition to hotel operations, some hospitality properties also operate entertainment complexes that include restaurants, lounges, nightclubs and/or banquet and meeting spaces and may derive a significant portion of the related property’s revenue from such operations. Consumer demand for entertainment resorts is particularly sensitive to downturns in the economy and the corresponding impact on discretionary spending on leisure activities. Changes in discretionary consumer spending or consumer preferences could be driven by factors such as perceived or actual general economic conditions, high energy, fuel and food costs, the increased cost of travel, the weakened job market, perceived or actual disposable consumer income and wealth, fears of recession and changes in consumer confidence in the economy, or fears of war and future acts of terrorism. These factors could reduce consumer demand for the leisure activities that the property offers, thus imposing practical limits on pricing and harming operations. Restaurants and nightclubs are particularly vulnerable to changes in consumer preferences. In addition, a nightclub’s, restaurant’s or bar’s revenue is extremely dependent on its popularity and perception. These characteristics are subject to change rapidly and we cannot assure you that any of a hospitality property’s nightclubs, restaurants or bars will maintain their current level of popularity or perception in the market. Any such change could have a material adverse effect on the net cash flow of the property.
Some of the hospitality properties have liquor licenses associated with the mortgaged property. The liquor licenses for these mortgaged properties are generally held by affiliates of the related borrowers, unaffiliated managers or operating lessees. The laws and regulations relating to liquor licenses generally prohibit the transfer of such licenses to any person, or condition such transfer on the prior approval of the governmental authority that issued the license. In the event of a foreclosure of a hospitality property that holds a liquor license, the special servicer on behalf of the issuing entity or a purchaser in a foreclosure sale would likely have to apply for a new license, which might not be granted or might be granted only after a delay that could be significant. We cannot assure you that a new license could be obtained promptly or at all. The lack of a liquor license in a hospitality property could have an adverse impact on the revenue from the related mortgaged property or on the hospitality property’s occupancy rate.
In addition, there may be risks associated with hospitality properties that have not entered into or become a party to any franchise agreement, license agreement or other “flag”. Hospitality properties often enter into these types of agreements in order to align the hospitality property with a certain public perception or to benefit from a centralized reservation system. We cannot assure you that hospitality properties that lack such benefits will be able to operate successfully on an independent basis.
See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Hospitality Properties”.]
[Risks Relating to Affiliation with a Franchise or Hotel Management Company]
The performance of a hospitality property affiliated with a franchise or hotel management company depends in part on:
•	the continued existence and financial strength of the franchisor or hotel management company;

•	the public perception of the franchise or hotel chain service mark; and

•	the duration of the franchise licensing or management agreements.

The continuation of a franchise agreement, license agreement or management agreement is subject to specified operating standards and other terms and conditions set forth in such agreements. The failure of a borrower to maintain such standards or adhere to other applicable terms and conditions, such as property improvement plans, could result in the loss or cancellation of their rights under the franchise, license or management agreement. We cannot assure you that a replacement franchise could be obtained in the event of termination or that such replacement franchise affiliation would be of equal quality to the terminated franchise affiliation. In addition, replacement franchises, licenses and/or hospitality property managers may require significantly higher fees as well as the investment of capital to bring the hospitality property into compliance with the requirements of the replacement franchisor, licensor and/or hospitality property managers. Any provision in a franchise agreement or management agreement providing for termination because of a bankruptcy of a franchisor or manager generally will not be enforceable.
The transferability of franchise agreements, license agreements and the property management agreements is restricted. In the event of a foreclosure, the lender may not have the right to use the franchise license without the franchisor’s consent or the manager might be able to terminate the management agreement. Conversely, in the case of certain mortgage loans, the lender may be unable to remove a franchisor/licensor or a hotel management company that it desires to replace following a foreclosure and, further, may be limited as regards the pool of potential transferees for a foreclosure or real estate owned property.
In some cases where a hospitality property is subject to a license or franchise agreement, the licensor or franchisor has required or may in the future require the completion of various repairs and/or renovations pursuant to a property improvement plan issued by the franchisor. Failure to complete those repairs and/or renovations in accordance with the plan could result in the hospitality property losing its license or franchise. Annex A-1 and the related footnotes set forth the amount of reserves, if any, established under the related mortgage loans in connection with any of those repairs and/or renovations. We cannot assure you that any amounts reserved will be sufficient to complete the repairs and/or renovations required with respect to any affected hospitality property. In addition, in some cases, those reserves will be maintained by the franchisor or property manager. Furthermore, the lender may not require a reserve for repairs and/or renovations in all instances.
See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Hospitality Properties”.]
[Self-Storage Properties Have Special Risks
In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” above, other factors may adversely affect the financial performance and value of self-storage properties, including:
•	decreased demand;

•	lack of proximity to apartment complexes or commercial users;

•	apartment tenants moving to single family homes;

•	decline in services rendered, including security;

•	dependence on business activity ancillary to renting units;

•	security concerns;

•	age of improvements; or

•	competition or other factors.

Self-storage properties are considered vulnerable to competition, because both acquisition costs and break-even occupancy are relatively low.  The conversion of self-storage facilities to alternative uses would generally require substantial capital expenditures.  Thus, if the operation of any of the self-storage properties becomes unprofitable, the liquidation value of that self-storage mortgaged property may be substantially less, relative to the amount owing on the mortgage loan, than if the self-storage mortgaged property were readily adaptable to other uses.
Tenants at self-storage properties tend to require and receive privacy, anonymity and efficient access, each of which may heighten environmental and other risks related to such property as the borrower may be unaware of the contents in any self-storage unit. No environmental assessment of a self-storage mortgaged property included an inspection of the contents of the self-storage units at that mortgaged property, and there is no assurance that all of the units included in the self-storage mortgaged properties are free from hazardous substances or other pollutants or contaminants or will remain so in the future.
Certain mortgage loans secured by self-storage properties may be affiliated with a franchise company through a franchise agreement. The performance of a self-storage property affiliated with a franchise company may be affected by the continued existence and financial strength of the franchisor, the public perception of a service mark, and the duration of the franchise agreement. The transferability of franchise license agreements is restricted. In the event of a foreclosure, the lender or its agent would not have the right to use the franchise license without the franchisor’s consent. In addition, certain self-storage properties may derive a material portion of revenue from business activities ancillary to self-storage such as truck rentals, parking fees and similar activities which require special use permits or other discretionary zoning approvals.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Self-Storage Properties”.]
[Industrial Properties Have Special Risks
In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” and “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases” above, other factors may adversely affect the financial performance and value of industrial properties, including:
•	reduced demand for industrial space because of a decline in a particular industry segment;

•	the property becoming functionally obsolete;

•	building design and adaptability;

•	unavailability of labor sources;

•	changes in access, energy prices, strikes, relocation of highways, the construction of additional highways or other factors;

•	changes in proximity of supply sources;

•	the expenses of converting a previously adapted space to general use; and

•	the location of the property.
Industrial properties may be adversely affected by reduced demand for industrial space occasioned by a decline in a particular industry segment in which the related tenant(s) conduct their businesses (for example, a decline in consumer demand for products sold by a tenant using the property as a distribution center). In addition, a particular industrial or warehouse property that suited the needs of its original tenant may be difficult to relet to another tenant or may become functionally obsolete relative to newer properties. Furthermore, lease terms with respect to industrial properties are generally for shorter periods of time and may result in a substantial percentage of leases expiring in the same year at any particular industrial property. In addition, mortgaged properties used for many industrial purposes are more prone to environmental concerns than other property types.
Aspects of building site design and adaptability affect the value of an industrial property. Site characteristics that are generally desirable to a warehouse/industrial property include high clear ceiling heights, wide column spacing, a large number of bays (loading docks) and large bay depths, divisibility, a layout that can accommodate large truck minimum turning radii and overall functionality and accessibility.
In addition, because of unique construction requirements of many industrial properties, any vacant industrial property space may not be easily converted to other uses. Thus, if the operation of any of the industrial properties becomes unprofitable due to competition, age of the improvements or other factors such that the borrower becomes unable to meet its obligations on the related mortgage loan, the liquidation value of that industrial property may be substantially less, relative to the amount owing on the related mortgage loan, than would be the case if the industrial property were readily adaptable to other uses.
Location is also important because an industrial property requires the availability of labor sources, proximity to supply sources and customers and accessibility to rail lines, major roadways and other distribution channels.
Further, certain of the industrial properties may have tenants that are subject to risks unique to their business, such as cold storage facilities. Cold storage facilities may have unique risks such as short lease terms due to seasonal use, making income potentially more volatile than for properties with longer term leases, and customized refrigeration design, rendering such facilities less readily convertible to alternative uses. Because of seasonal use, leases at such facilities are customarily for shorter terms, making income potentially more volatile than for properties with longer term leases. In addition, such facilities require customized refrigeration design, rendering them less readily convertible to alternative uses.
See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Industrial Properties”.]
[Manufactured Housing Community Properties Have Special Risks
In addition to the factors discussed in “—Risks of Commercial and Multifamily Lending Generally” and “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases” above, other factors may adversely affect the financial performance and value of manufactured housing community properties, including:
•	the number of competing residential developments in the local market, such as: other manufactured housing community properties apartment buildings and site built single family homes;

•	the physical attributes of the community, including its age and appearance;

•	the location of the manufactured housing property;

•
the presence and/or continued presence of sufficient manufactured homes at the manufactured housing property (manufactured homes are not generally part of the collateral for a mortgaged loan secured by a manufactured housing property; rather, the pads upon which manufactured homes are located are leased to the owners of such manufactured homes; manufactured homes may be moved from a manufactured housing property);

•	the type of services or amenities it provides;

•	any age restrictions;

•	the property’s reputation; and

•	state and local regulations, including rent control and rent stabilization.
The manufactured housing community properties have few improvements (which are highly specialized) and are “single purpose” properties that could not be readily converted to general residential, retail or office use. Thus, if the operation of any of the manufactured housing community properties becomes unprofitable due to competition, age of the improvements or other factors such that the borrower becomes unable to meet its obligations on the related mortgage loan, the liquidation value of that manufactured housing property may be substantially less, relative to the amount owing on the related mortgage loan, than would be the case if the manufactured housing community property were readily adaptable to other uses.
Some manufactured housing community properties are either recreational vehicle resorts or have a significant portion of the properties that are intended for short-term recreational vehicle hook-ups, and tenancy of these communities may vary significantly by season. This seasonality may cause periodic fluctuations in revenues, tenancy levels, rental rates and operating expenses for these properties.
Certain of the manufactured housing community mortgaged properties may not be connected in their entirety to public water and/or sewer systems.  In such cases, the borrower could incur a substantial expense if it were required to connect the property to such systems in the future.  In addition, the use of well water enhances the likelihood that the property could be adversely affected by a recognized environmental condition that impacts soil and groundwater.
See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Manufactured Housing Community Properties”.]
[Mixed Use Properties Have Special Risks
Certain properties are mixed use properties. Such mortgaged property is subject to the risks relating to the property types described in “—Office Properties Have Special Risks”, “—Retail Properties Have Special Risks”, “—Hospitality Properties Have Special Risks”, “—Multifamily Properties Have Special Risks”, “—Manufactured Housing Community Properties Have Special Risks”, “—Industrial Properties Have Special Risks”, “—Self-Storage Properties Have Special Risks”, “—Condominium Ownership May Limit Use and Improvements”, “—Leased Fee Properties Have Special Risks”.  See Annex A-2 for the 5 largest tenants (by net rentable area leased) at the mixed use property.  A mixed use property may be subject to additional risks, including the property manager’s inexperience in managing the different property types that comprise such mixed use property.
See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types—Mixed Use Properties”.]
[Condominium Ownership May Limit Use and Improvements
The management and operation of a condominium is generally controlled by a condominium board representing the owners of the individual condominium units, subject to the terms of the related condominium rules or by‑laws. Generally, the consent of a majority of the board members is required for any actions of the condominium board and a unit owner’s ability to control decisions of the board are generally related to the number of units owned by such owner as a percentage of the total number of units in the condominium. In certain cases, the related borrower does not have a majority of votes on the condominium board, which result in the related borrower not having control of the related condominium or owners association.
The board of managers or directors of the related condominium generally has discretion to make decisions affecting the condominium, and we cannot assure you that the related borrower under a mortgage loan secured by one or more interests in that condominium will have any control over decisions made by the related board of managers or directors. Even if a borrower or its designated board members, either through control of the appointment and voting of sufficient members of the related condominium board or by virtue of other provisions in the related condominium documents, has consent rights over actions by the related condominium associations or owners, we cannot assure you that the related condominium board will not take actions that would materially adversely affect the related borrower’s unit. Thus, decisions made by that board of managers or directors, including regarding assessments to be paid by the unit owners, insurance to be maintained on the condominium and many other decisions affecting the maintenance of that condominium, may have a significant adverse impact on the related mortgage loans in the issuing entity that are secured by mortgaged properties consisting of such condominium interests. We cannot assure you that the related board of managers or directors will always act in the best interests of the related borrower under the related mortgage loans.
The condominium board is generally responsible for administration of the affairs of the condominium, including providing for maintenance and repair of common areas, adopting rules and regulations regarding common areas, and obtaining insurance and repairing and restoring the common areas of the property after a casualty. Notwithstanding the insurance and casualty provisions of the related mortgage loan documents, the condominium board may have the right to control the use of casualty proceeds.
In addition, the condominium board generally has the right to assess individual unit owners for their share of expenses related to the operation and maintenance of the common elements. In the event that an owner of another unit fails to pay its allocated assessments, the related borrower may be required to pay such assessments in order to properly maintain and operate the common elements of the property. Although the condominium board generally may obtain a lien against any unit owner for common expenses that are not paid, such lien generally is extinguished if a lender takes possession pursuant to a foreclosure. Each unit owner is responsible for maintenance of its respective unit and retains essential operational control over its unit.
In addition, due to the nature of condominiums, a default on the part of the borrower with respect to such mortgaged properties will not allow the special servicer the same flexibility in realizing on the collateral as‑is generally available with respect to commercial properties that are not condominium units. The rights of other unit or property owners, the documents governing the management of the condominium units and the state and local laws applicable to condominium units must be considered. In addition, in the event of a casualty with respect to a condominium, due to the possible existence of multiple loss payees on any insurance policy covering such property, there could be a delay in the allocation of related insurance proceeds, if any. Consequently, servicing and realizing upon the collateral described above could subject the certificateholders to a greater delay, expense and risk than with respect to a mortgage loan secured by a commercial property that is not a condominium unit.
Certain condominium declarations and/or local laws provide for the withdrawal of a property from a condominium structure under certain circumstances. For example, the New York Condominium Act provides for a withdrawal of the property from a condominium structure by vote of 80% of unit owners. If the condominium is terminated, the building will be subject to an action for partition by any unit owner or lienor as if owned in common. This could cause an early and unanticipated prepayment of the mortgage loan. We cannot assure you that the proceeds from partition would be sufficient to satisfy borrower’s obligations under the mortgage loan. See also “—Risks Related to Zoning Non-Compliance and Use Restrictions” for certain risks relating to use restrictions imposed pursuant to condominium declarations or other condominium especially in a situation where the mortgaged property does not represent the entire condominium building.
See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Condominium Interests”.]
Operation of a Mortgaged Property Depends on the Property Manager’s Performance
The successful operation of a real estate project depends upon the property manager’s performance and viability. The property manager is responsible for:
•	responding to changes in the local market;

•	planning and implementing the rental structure;

•	operating the property and providing building services;

•	managing operating expenses; and

•	assuring that maintenance and capital improvements are carried out in a timely fashion.
Properties deriving revenues primarily from short term sources, such as hotel guests or short term or month to month leases, are generally more management intensive than properties leased to creditworthy tenants under long term leases.
Certain of the mortgaged properties will be managed by affiliates of the related borrower. If a mortgage loan is in default or undergoing special servicing, such relationship could disrupt the management of the related mortgaged property, which may adversely affect cash flow. However, the related mortgage loans will generally permit, in the case of mortgaged properties managed by borrower affiliates, the lender to remove the related property manager upon the occurrence of an event of default under the related mortgage loan beyond applicable cure periods (or, in some cases, in the event of a foreclosure following such default), and in some cases a decline in cash flow below a specified level or the failure to satisfy some other specified performance trigger.
We make no representation or warranty as to the skills of any present or future managers. In many cases, the property manager will be an affiliate of the borrower and many not manage properties for non-affiliates. Additionally, we cannot assure you that the property managers will be in a financial condition to fulfill their management responsibilities throughout the terms of their respective management agreements. Further, certain individuals involved in the management or general business development at certain mortgaged properties may engage in unlawful activities or otherwise exhibit poor business judgment that adversely affect operations and ultimately cash flow at such properties.
Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses
The effect of mortgage pool loan losses will be more severe if the losses relate to mortgage loans that account for a disproportionately large percentage of the pool’s aggregate principal balance. As mortgage loans pay down or properties are released, the remaining mortgage loans may face a higher risk with respect to the diversity of property types and property characteristics and with respect to the number of borrowers.
See the tables entitled “Remaining Term to Maturity/ARD in Months” in Annex A-2 for a stratification of the remaining terms to maturity of the mortgage loans. Because principal on the certificates and/or trust components is payable in sequential order of payment priority, and a class or trust component receives principal only after the preceding class(es) or trust component(s) have been paid in full, classes or trust components that have a lower sequential priority are more likely to face these types of risk of concentration than classes or trust components with a higher sequential priority.
Several of the mortgage loans have cut-off date balances that are substantially higher than the average cut-off date balance.  In general, concentrations in mortgage loans with larger-than-average balances can result in losses that are more severe, relative to the size of the mortgage loan pool, than would be the case if the aggregate balance of the mortgage loan pool were more evenly distributed.
A concentration of mortgage loans secured by the same mortgaged property types can increase the risk that a decline in a particular industry or business would have a disproportionately large impact on the pool of mortgage loans. Mortgaged property types representing at least 5.0% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date (based on allocated loan amount) are [LIST APPLICABLE PROPERTY TYPES]. See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Property Types” for information on the types of mortgaged properties securing the mortgage loans in the mortgage pool.

Repayments by borrowers and the market value of the related mortgaged properties could be affected by economic conditions generally or specific to particular geographic areas or regions of the United States, and concentrations of mortgaged properties in particular geographic areas may increase the risk that conditions in the real estate market where the mortgaged property is located, or other adverse economic or other developments or natural disasters (e.g., earthquakes, floods, forest fires, tornadoes or hurricanes or changes in governmental rules or fiscal policies) affecting a particular region of the country, could increase the frequency and severity of losses on mortgage loans secured by those mortgaged properties.
Mortgaged properties securing more than 5.0% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date (based on allocated loan amount) are located in [LIST STATES OR OTHER JURISDICTIONS]. See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Geographic Concentrations”.
Some of the mortgaged properties are located in areas that, based on low population density, poor economic demographics (such as higher than average unemployment rates, lower than average annual household income and/or overall loss of jobs) and/or negative trends in such regards, would be considered secondary or tertiary markets.
A concentration of mortgage loans with the same borrower or related borrowers also can pose increased risks:
•
if a borrower that owns or controls several mortgaged properties (whether or not all of them secure mortgage loans in the mortgage pool) experiences financial difficulty at one mortgaged property, it could defer maintenance at another mortgaged property in order to satisfy current expenses with respect to the first mortgaged property;

•
a borrower could also attempt to avert foreclosure by filing a bankruptcy petition that might have the effect of interrupting debt service payments on the mortgage loans in the mortgage pool secured by that borrower’s mortgaged properties (subject to the master servicer’s and the trustee’s obligation to make advances for monthly payments) for an indefinite period; and

•
mortgaged properties owned by the same borrower or related borrowers are likely to have common management, common general partners and/or common managing members increasing the risk that financial or other difficulties experienced by such related parties could have a greater impact on the pool of mortgage loans. See “—A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans” below.

See “Description of the Mortgage Pool—Mortgage Pool Characteristics” for information on the composition of the mortgage pool by property type and geographic distribution and loan concentration.
Adverse Environmental Conditions at or Near Mortgaged Properties May Result in Losses
The issuing entity could become liable for a material adverse environmental condition at an underlying mortgaged property. Any such potential liability could reduce or delay payments on the offered certificates.
Each of the mortgaged properties was either (i) subject to environmental site assessments prior to the time of origination of the related mortgage loan (or, in certain limited cases, after origination) including Phase I environmental site assessments or updates of previously performed Phase I environmental site assessments, or (ii) subject to a secured creditor environmental insurance policy or other environmental insurance policy. See “Description of the Mortgage Pool—Environmental Considerations”.
We cannot assure you that the environmental assessments revealed all existing or potential environmental risks or that all adverse environmental conditions have been or will be completely abated or remediated or that any reserves, insurance or operations and maintenance plans will be sufficient to remediate the environmental conditions. Moreover, we cannot assure you that:

•	future laws, ordinances or regulations will not impose any material environmental liability; or

•
the current environmental condition of the mortgaged properties will not be adversely affected by tenants or by the condition of land or operations in the vicinity of the mortgaged properties (such as underground storage tanks).

We cannot assure you that with respect to any mortgaged property that any remediation plan or any projected remedial costs or time is accurate or sufficient to complete the remediation objectives, or that no additional contamination requiring environmental investigation or remediation will not be discovered on any mortgaged property. Likewise, all environmental policies naming the lender as named insured cover certain risks or events specifically identified in the policy, but the coverage is limited by its terms, conditions, limitations and exclusions, and does not purport to cover all environmental conditions whatsoever affecting the applicable mortgaged property, and we cannot assure you that any environmental conditions currently known, suspected, or unknown and discovered in the future will be covered by the terms of the policy.
Before the trustee, the special servicer or the master servicer, as applicable, acquires title to a mortgaged property on behalf of the issuing entity or assumes operation of the property, it will be required to obtain an environmental assessment of such mortgaged property, or rely on a recent environmental assessment. This requirement is intended to mitigate the risk that the issuing entity will become liable under any environmental law. There is accordingly some risk that the mortgaged property will decline in value while this assessment is being obtained or remedial action is being taken. Moreover, we cannot assure you that this requirement will effectively insulate the issuing entity from potential liability under environmental laws. Any such potential liability could reduce or delay distributions to certificateholders.
See “Description of the Mortgage Pool—Environmental Considerations” for additional information on environmental conditions at mortgaged properties securing certain mortgage loans in the issuing entity.  See also representation number [__] in Annex D-1 and the identified exceptions to that representation in Annex D-2.
See “Transaction Parties—The Sponsors and Mortgage Loan Sellers—The Goldman Originators—Exceptions to GSMC’s Disclosed Underwriting Guidelines”, “—[__________]”, “Pooling and Servicing Agreement—Realization Upon Mortgage Loans” and “Certain Legal Aspects of Mortgage Loans”.
See “Certain Legal Aspects of Mortgage Loans—Environmental Considerations”.
Risks Related to Redevelopment, Expansion and Renovation at Mortgaged Properties
Certain of the mortgaged properties are currently undergoing or, in the future, are expected to undergo redevelopment, expansion or renovation. To the extent applicable, we cannot assure you that any escrow or reserve collected, if any, will be sufficient to complete the current renovation or be otherwise sufficient to satisfy any tenant improvement expenses at a mortgaged property. Failure to complete those planned improvements may have a material adverse effect on the cash flow at the mortgaged property and the related borrower’s ability to meet its payment obligations under the mortgage loan documents.
[Certain of the hospitality properties securing the mortgage loans are currently undergoing or are scheduled to undergo renovations or property improvement plans (“PIPs”). In some circumstances, these renovations or PIPs may necessitate taking a portion of the available guest rooms temporarily offline, temporarily decreasing the number of available rooms and the revenue generating capacity of the related hospitality property. In other cases, these renovations may involve renovations of common spaces or external features of the related hospitality property, which may cause disruptions or otherwise decrease the attractiveness of the related hospitality property to potential guests. These PIPs may be required under the related franchise or management agreement and a failure to timely complete them may result in a termination or expiration of a franchise or management agreement and may be an event of default under the related mortgage loan.]

[Certain of the mortgaged properties are currently undergoing or are scheduled to undergo renovations or property expansions. Such renovations or expansions may be required under tenant leases and a failure to timely complete such renovations or expansions may result in a termination of such lease and may have a material adverse effect on the cash flow at the mortgaged property and the related borrower’s ability to meet its payment obligations under the mortgage loan documents.]
We cannot assure you that current or planned redevelopment, expansion or renovation will be completed at all, that such redevelopment, expansion or renovation will be completed in the time frame contemplated, or that, when and if such redevelopment, expansion or renovation is completed, such redevelopment, expansion or renovation will improve the operations at, or increase the value of, the related mortgaged property. Failure of any of the foregoing to occur could have a material negative impact on the related mortgaged property, which could affect the ability of the related borrower to repay the related mortgage loan.
In the event the related borrower fails to pay the costs for work completed or material delivered in connection with such ongoing redevelopment, expansion or renovation, the portion of the mortgaged property on which there are renovations may be subject to mechanic’s or materialmen’s liens that may be senior to the lien of the related mortgage loan.
The existence of construction or renovation at a mortgaged property may take rental units or rooms or leasable space “off‑line” or otherwise make space unavailable for rental, impair access or traffic at or near the mortgaged property, or, in general, make that mortgaged property less attractive to tenants or their customers, and accordingly could have a negative effect on net operating income. In addition, any such construction or renovation at a mortgaged property may temporarily interfere with the use and operation of any portion of such mortgaged property.  See “Description of the Mortgage Pool—Redevelopment, Renovation and Expansion” for information regarding mortgaged properties which are currently undergoing or, in the future, are expected to undergo redevelopment, expansion or renovation.  See also Annex A-3 for additional information on redevelopment, renovation and expansion at the mortgaged properties securing the 10 largest mortgage loans.
Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses
Certain mortgaged properties securing the mortgage loans may have specialty use tenants and may not be readily convertible (or convertible at all) to alternative uses if those properties were to become unprofitable for any reason.
For example, retail, mixed‑use or office properties may have theater tenants. Properties with theater tenants are exposed to certain unique risks. Aspects of building site design and adaptability affect the value of a theater. In addition, decreasing attendance at a theater could adversely affect revenue of the theater, which may, in turn, cause the tenant to experience financial difficulties, resulting in downgrades in their credit ratings and, in certain cases, bankruptcy filings.  In addition, because of unique construction requirements of theaters, any vacant theater space would not easily be converted to other uses.
Retail, mixed‑use or office properties may also have health clubs as tenants. Several factors may adversely affect the value and successful operation of a health club, including:
•	the physical attributes of the health club (e.g., its age, appearance and layout);

•	the reputation, safety, convenience and attractiveness of the property to users;

•	management’s ability to control membership growth and attrition;

•	competition in the tenant’s marketplace from other health clubs and alternatives to health clubs; and

•	adverse changes in economic and social conditions and demographic changes (e.g., population decreases or changes in average age or income), which may result in decreased demand.

In addition, there may be significant costs associated with changing consumer preferences (e.g., multipurpose clubs from single-purpose clubs or varieties of equipment, classes, services and amenities). In addition, health clubs may not be readily convertible to alternative uses if those properties were to become unprofitable for any reason. The liquidation value of any such health club consequently may be less than would be the case if the property were readily adaptable to changing consumer preferences for other uses.
Certain retail, mixed use or office properties may be partially comprised of a parking garage.  Parking garages and parking lots present risks not associated with other properties.  The primary source of income for parking lots and garages is the rental fees charged for parking spaces.
Factors affecting the success of a parking lot or garage include:
•	the number of rentable parking spaces and rates charged;

•	the location of the lot or garage and, in particular, its proximity to places where large numbers of people work, shop or live;

•	the amount of alternative parking spaces in the area;

•	the availability of mass transit; and

•	the perceptions of the safety, convenience and services of the lot or garage.
Aspects of building site design and adaptability affect the value of a parking garage facility. Site characteristics that are valuable to a parking garage facility include location, clear ceiling heights, column spacing, zoning restrictions, number of spaces and overall functionality and accessibility.
In addition, because of the unique construction requirements of many parking garages and because a parking lot is often vacant paved land without any structure, a vacant parking garage facility or parking lot may not be easily converted to other uses.
Mortgaged properties may have other specialty use tenants, such as medical and dental offices, lab space, gas stations, data centers, urgent care facilities, schools, daycare centers and/or restaurants, as part of the mortgaged property.
In the case of specialty use tenants such as restaurants and theaters, aspects of building site design and adaptability affect the value of such properties and other retailers at the mortgaged property. Decreasing patronage at such properties could adversely affect revenue of the property, which may, in turn, cause the tenants to experience financial difficulties, resulting in downgrades in their credit ratings, lease defaults and, in certain cases, bankruptcy filings. See “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Tenant Bankruptcy Could Result in a Rejection of the Related Lease” above. Additionally, receipts at such properties are also affected not only by objective factors but by subjective factors. For instance, restaurant receipts are affected by such varied influences as the current personal income levels in the community, an individual consumer’s preference for type of food, style of dining and restaurant atmosphere, the perceived popularity of the restaurant, food safety concerns related to personal health with the handling of food items at the restaurant or by food suppliers and the actions and/or behaviors of staff and management and level of service to the customers. In addition, because of unique construction requirements of such properties, any vacant space would not easily be converted to other uses.
Mortgaged properties with specialty use tenants may not be readily convertible (or convertible at all) to alternative uses if those properties were to become unprofitable, or the leased spaces were to become vacant, for any reason due to their unique construction requirements. In addition, converting commercial properties to alternate uses generally requires substantial capital expenditures and could result in a significant adverse effect on, or interruption of, the revenues generated by such properties.

In addition, a mortgaged property may not be readily convertible due to restrictive covenants related to such mortgaged property, including in the case of mortgaged properties that are subject to a condominium regime or subject to a ground lease, the use and other restrictions imposed by the condominium declaration and other related documents, especially in a situation where a mortgaged property does not represent the entire condominium regime. See “—Condominium Ownership May Limit Use and Improvements” above.
Some of the mortgaged properties may be part of tax-reduction programs that apply only if the mortgaged properties are used for certain purposes.  Such properties may be restricted from being converted to alternative uses because of such restrictions.
Some of the mortgaged properties have government tenants or other tenants which may have space that was “built to suit” that particular tenant’s uses and needs.  For example, a government tenant may require enhanced security features that required additional construction or renovation costs and for which the related tenant may pay above market rent.  However, such enhanced features may not be necessary for a new tenant (and such new tenant may not be willing to pay the higher rent associated with such features).  While a government office building or government leased space may be usable as a regular office building or tenant space, the rents that may be collected in the event the government tenant does not renew its lease may be significantly lower than the rent currently collected.
Additionally, zoning, historical preservation or other restrictions also may prevent alternative uses. See “—Risks Related to Zoning Non-Compliance and Use Restrictions” below.
Risks Related to Zoning Non-Compliance and Use Restrictions
Certain of the mortgaged properties may not comply with current zoning laws, including density, use, parking, height, landscaping, open space and set back requirements, due to changes in zoning requirements after such mortgaged properties were constructed. These properties, as well as those for which variances or special permits were issued or for which non-conformity with current zoning laws is otherwise permitted, are considered to be a “legal non-conforming use” and/or the improvements are considered to be “legal non-conforming structures”. This means that the borrower is not required to alter its structure to comply with the existing or new law; however, the borrower may not be able to rebuild the premises “as‑is” in the event of a substantial casualty loss. This may adversely affect the cash flow of the property following the loss. If a substantial casualty were to occur, we cannot assure you that insurance proceeds would be available to pay the mortgage loan in full. In addition, if a non-conforming use were to be discontinued and/or the property were repaired or restored in conformity with the current law, the value of the property or the revenue-producing potential of the property may not be equal to that before the casualty.
In addition, certain of the mortgaged properties that do not conform to current zoning laws may not be “legal non-conforming uses” or “legal non-conforming structures”. The failure of a mortgaged property to comply with zoning laws or to be a “legal non-conforming use” or “legal non-conforming structure” may adversely affect the market value of the mortgaged property or the borrower’s ability to continue to use it in the manner it is currently being used or may necessitate material additional expenditures to remedy non-conformities. In some cases, the related borrower has obtained law and ordinance insurance to cover additional costs that result from rebuilding the mortgaged property in accordance with current zoning requirements. However, if as a result of the applicable zoning laws the rebuilt improvements are smaller or less attractive to tenants than the original improvements, the resulting loss in income will generally not be covered by law and ordinance insurance.  Zoning protection insurance will generally reimburse the lender for the difference between (i) the mortgage loan balance on the date of damage loss to the mortgaged property from an insured peril and (ii) the total insurance proceeds at the time of the damage to the mortgaged property if such mortgaged property cannot be rebuilt to its former use due to new zoning ordinances.
In addition, certain of the mortgaged properties may be subject to certain use restrictions, building restrictions and/or operational requirements imposed pursuant to development agreements, ground leases, restrictive covenants, reciprocal easement agreements or operating agreements or historical landmark designations or, in the case of those mortgaged properties that are condominiums, condominium declarations or other condominium use restrictions or regulations, especially in a situation where the mortgaged property does not represent the entire condominium building. Such use restrictions could include, for example, limitations on the character of the improvements or the properties, limitations affecting noise and parking requirements, among other things, and limitations on the borrowers’ right to operate certain types of facilities within a prescribed radius. These limitations impose upon the borrower stricter requirements with respect to repairs and alterations, including following a casualty loss. These limitations could adversely affect the ability of the related borrower to lease the mortgaged property on favorable terms, thus adversely affecting the borrower’s ability to fulfill its obligations under the related mortgage loan. In addition, any alteration, reconstruction, demolition, or new construction affecting a mortgaged property designated a historical landmark may require prior approval. Any such approval process, even if successful, could delay any redevelopment or alteration of a related property. The liquidation value of such property, to the extent subject to limitations of the kind described above or other limitations on convertibility of use, may be substantially less than would be the case if such property was readily adaptable to other uses or redevelopment. See “Description of the Mortgage Pool—Use Restrictions” for examples of mortgaged properties that are subject to restrictions relating to the use of the mortgaged properties.
Risks Relating to Inspections of Properties
Licensed engineers or consultants inspected the mortgaged properties at or about the time of the origination of the mortgage loans to assess items such as structural integrity of the buildings and other improvements on the mortgaged property, including exterior walls, roofing, interior construction, mechanical and electrical systems and general condition of the site, buildings and other improvements. However, we cannot assure you that all conditions requiring repair or replacement were identified. No additional property inspections were conducted in connection with the issuance of the offered certificates.
Risks Relating to Costs of Compliance with Applicable Laws and Regulations
A borrower may be required to incur costs to comply with various existing and future federal, state or local laws and regulations applicable to the related mortgaged property, for example, zoning laws and the Americans with Disabilities Act of 1990, as amended, which requires all public accommodations to meet certain federal requirements related to access and use by persons with disabilities. See “Certain Legal Aspects of Mortgage Loans—Americans with Disabilities Act”. The expenditure of these costs or the imposition of injunctive relief, penalties or fines in connection with the borrower’s noncompliance could negatively impact the borrower’s cash flow and, consequently, its ability to pay its mortgage loan.
Insurance May Not Be Available or Adequate
Although the mortgaged properties are required to be insured, or self-insured by a sole tenant of a related building or group of buildings, against certain risks, there is a possibility of casualty loss with respect to the mortgaged properties for which insurance proceeds may not be adequate or which may result from risks not covered by insurance.
Certain Risks Are Not Covered under Standard Insurance Policies. In general (other than where the mortgage loan documents permit the borrower to rely on a tenant (including a ground tenant) or other third party (such as a condominium association, if applicable) to obtain the insurance coverage on self-insurance provided by a tenant or on a tenant’s agreement to rebuild or continue paying rent), the master servicer and special servicer will be required to cause the borrower on each mortgage loan to maintain such insurance coverage in respect of the related mortgaged property as is required under the related mortgage loan documents. See “Description of the Mortgage Pool—Insurance Considerations”. In general, the standard form of fire and extended coverage policy covers physical damage to or destruction of the improvements of a property by fire, lightning, explosion, smoke, windstorm and hail, and riot, strike and civil commotion, subject to the conditions and exclusions specified in each policy (windstorm is a common exclusion for properties located in certain locations). Most policies typically do not cover any physical damage resulting from, among other things:

•	war;

•	revolution;

•	terrorism;

•	nuclear, biological or chemical materials;

•	governmental actions;

•	floods and other water related causes;

•	earth movement, including earthquakes, landslides, sinkholes and mudflows;

•	wet or dry rot;

•	vermin; and

•	domestic animals.
Unless the related mortgage loan documents specifically require the borrower to insure against physical damage arising from such causes, then, the resulting losses may be borne by you as a holder of certificates.
Standard Insurance May Be Inadequate Even for Types of Losses That Are Insured Against. Even if a type of loss is covered by the insurance policies required to be in place at the mortgaged properties, the mortgaged properties may suffer losses for which the insurance coverage is inadequate. For example:
•
in a case where terrorism coverage is included under a policy, if the terrorist attack is for example, nuclear, biological or chemical in nature, the policy may include an exclusion that precludes coverage for such terrorist attack

•
in certain cases, particularly where land values are high, the insurable value (at the time of origination of the mortgage loan) of the mortgaged property may be significantly lower than the principal balance of the mortgage loan

•
with respect to mortgaged properties located in flood prone areas where flood insurance is required, the related mortgaged property may only have federal flood insurance (which only covers up to $500,000), not private flood insurance, and the related mortgaged property may suffer losses that exceed the amounts covered by the federal flood insurance

•	the mortgage loan documents may limit the requirement to obtain related insurance to where the premium amounts are “commercially reasonable” or a similar limitation; and

•
if reconstruction or major repairs are required, changes in laws may materially affect the borrower’s ability to effect any reconstruction or major repairs and/or may materially increase the costs of the reconstruction or repairs and insurance may not cover or sufficiently compensate the insured.

We Cannot Assure You That Required Insurance Will Be Maintained. We cannot assure you that borrowers have maintained or will maintain the insurance required under the mortgage loan documents or that such insurance will be adequate.
Even if the mortgage loan documents specify that the related borrower must maintain standard extended coverage casualty insurance or other insurance that covers acts of terrorism, the borrower may fail to maintain such insurance and the master servicer or the special servicer may not enforce such default or cause the borrower to obtain such insurance if the special servicer has determined, in accordance with the servicing standard and subject to the discussion under “Pooling and Servicing Agreement—The Directing Certificateholder” and “—The Operating Advisor”, that either (a) such insurance is not available at commercially reasonable rates and the subject hazards are not commonly insured against by prudent owners of similar real properties located in or near the geographic region in which the mortgaged property is located (but only by reference to such insurance that has been obtained by such owners at current market rates), or (b) such insurance is not available at any rate. Additionally, if the related borrower fails to maintain such terrorism insurance coverage, neither the applicable master servicer nor the special servicer will be required to maintain such terrorism insurance coverage if the special servicer determines, in accordance with the servicing standard, that such terrorism insurance coverage is not available for the reasons set forth in (a) or (b) of the preceding sentence. Furthermore, at the time existing insurance policies are subject to renewal, there is no assurance that terrorism insurance coverage will be available and covered under the new policies or, if covered, whether such coverage will be adequate. Most insurance policies covering commercial real properties such as the mortgaged properties are subject to renewal on an annual basis. If this coverage is not currently in effect, is not adequate or is ultimately not continued with respect to some of the mortgaged properties and one of those properties suffers a casualty loss as a result of a terrorist act, then the resulting casualty loss could reduce the amount available to make distributions on your certificates.
In addition, certain types of mortgaged properties, such as manufactured housing and recreational vehicle communities, have few or no insurable buildings or improvements and thus do not have casualty insurance or low limits of casualty insurance in comparison with the related mortgage loan balances.
In addition, hazard insurance policies will typically contain co-insurance clauses that in effect require an insured at all times to carry insurance of a specified percentage, generally 80% to 90%, of the full replacement value of the improvements on the related mortgaged property in order to recover the full amount of any partial loss. As a result, even if insurance coverage is maintained, if the insured’s coverage falls below this specified percentage, those clauses generally provide that the insurer’s liability in the event of partial loss does not exceed the lesser of (1) the replacement cost of the improvements less physical depreciation and (2) that proportion of the loss as the amount of insurance carried bears to the specified percentage of the full replacement cost of those improvements.
Certain of the mortgaged properties may be located in areas that are considered a high earthquake risk (seismic zones 3 or 4). See “Description of the Mortgage Pool—Mortgage Pool Characteristics—Geographic Concentrations”.
Furthermore, with respect to certain mortgage loans, the insurable value of the related mortgaged property as of the origination date of the related mortgage loan was lower than the principal balance of the related mortgage loan. In the event of a casualty when a borrower is not required to rebuild or cannot rebuild, we cannot assure you that the insurance required with respect to the related mortgaged property will be sufficient to pay the related mortgage loan in full and there is no “gap” insurance required under such mortgage loan to cover any difference. In those circumstances, a casualty that occurs near the maturity date may result in an extension of the maturity date of the mortgage loan if the master servicer, in accordance with the servicing standard, determines that such extension was in the best interest of Certificateholders [and the RR interest owner].
The mortgage loans do not all require flood insurance on the related mortgaged properties unless they are in a flood zone and flood insurance is available and, in certain instances, even where the related mortgaged property was in a flood zone and flood insurance was available, flood insurance was not required.
[The National Flood Insurance Program (“NFIP”) will expire on [date].  We cannot assure you if or when NFIP will be reauthorized by Congress. If the program is not reauthorized, it could have an adverse effect on the value of properties in flood zones or their ability to repair or rebuild after flood damage.]
We cannot assure you that the borrowers will in the future be able to comply with requirements to maintain adequate insurance with respect to the mortgaged properties, and any uninsured loss could have a material adverse impact on the amount available to make payments on the related mortgage loan, and consequently, the offered certificates. As with all real estate, if reconstruction (for example, following fire or other casualty) or any major repair or improvement is required to the damaged property, changes in laws and governmental regulations may be applicable and may materially affect the cost to, or ability of, the borrowers to effect such reconstruction, major repair or improvement. As a result, the amount realized with respect to the mortgaged properties, and the amount available to make payments on the related mortgage loan, and consequently, the offered certificates, could be reduced. In addition, we cannot assure you that the amount of insurance required or provided would be sufficient to cover damages caused by any casualty, or that such insurance will be available in the future at commercially reasonable rates.  See representation number [__] in “Annex D-1—Mortgage Loan Seller Representations and Warranties” and the exceptions to that representation in “Annex D-2—Exceptions to Mortgage Loan Seller Representations and Warranties”.
Inadequacy of Title Insurers May Adversely Affect Distributions on Your Certificates
Title insurance for a mortgaged property generally insures a lender against risks relating to a lender not having a first lien with respect to a mortgaged property, and in some cases can insure a lender against specific other risks.  The protection afforded by title insurance depends on the ability of the title insurer to pay claims made upon it.  We cannot assure you that with respect to any mortgage loan:
•	a title insurer will have the ability to pay title insurance claims made upon it;

•	the title insurer will maintain its present financial strength; or

•	a title insurer will not contest claims made upon it.
Certain of the mortgaged properties are either completing initial construction or undergoing renovation or redevelopment.  Under such circumstances, there may be limitations to the amount of coverage or other exceptions to coverage that could adversely affect the issuing entity if losses are suffered.
Terrorism Insurance May Not Be Available for All Mortgaged Properties
The occurrence or the possibility of terrorist attacks could (1) lead to damage to one or more of the mortgaged properties if any terrorist attacks occur or (2) result in higher costs for security and insurance premiums or diminish the availability of insurance coverage for losses related to terrorist attacks, particularly for large properties, which could adversely affect the cash flow at those mortgaged properties.
After the September 11, 2001 terrorist attacks in New York City and the Washington, D.C. area, all forms of insurance were impacted, particularly from a cost and availability perspective, including comprehensive general liability and business interruption or rent loss insurance policies required by typical mortgage loans. To give time for private markets to develop a pricing mechanism for terrorism risk and to build capacity to absorb future losses that may occur due to terrorism, the Terrorism Risk Insurance Act of 2002 was enacted on November 26, 2002, establishing the Terrorism Insurance Program. The Terrorism Insurance Program was extended through December 31, 2014 by the Terrorism Risk Insurance Program Reauthorization Act of 2007 and was subsequently reauthorized on January 12, 2015 for a period of six years through December 31, 2020 pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2015 (“TRIPRA”).
The Terrorism Insurance Program requires insurance carriers to provide terrorism coverage in their basic “all-risk” policies. Any commercial property and casualty terrorism insurance exclusion that was in force on November 26, 2002 is automatically void to the extent that it excluded losses that would otherwise be insured losses. Any state approval of those types of exclusions in force on November 26, 2002 is also void.
Under the Terrorism Insurance Program, the federal government shares in the risk of losses occurring within the United States resulting from acts committed in an effort to influence or coerce United States civilians or the United States government.  The federal share of compensation for insured losses of an insurer will be equal to 82% in 2018 (subject to annual decreases of 1% beginning in 2018 until such percentage equals 80%) of the portion of such insured losses that exceed a deductible equal to 20% of the value of the insurer’s direct earned premiums over the calendar year immediately preceding that program year.  Federal compensation in any program year is capped at $100 billion (with insurers being liable for any amount that exceeds such cap), and no compensation is payable with respect to a terrorist act unless the aggregate industry losses relating to such act exceed $160 million in 2018 (subject to annual increases of $20 million beginning in 2018 until such threshold equals $200 million). The Terrorism Insurance Program does not cover nuclear, biological, chemical or radiological attacks. Unless a borrower obtains separate coverage for events that do not meet the thresholds or other requirements above, such events will not be covered.
If the Terrorism Insurance Program is not reenacted after its expiration in 2020, premiums for terrorism insurance coverage will likely increase and the terms of such insurance policies may be materially amended to increase stated exclusions or to otherwise effectively decrease the scope of coverage available (perhaps to the point where it is effectively not available). In addition, to the extent that any insurance policies contain “sunset clauses” (i.e., clauses that void terrorism coverage if the federal insurance backstop program is not renewed), then such policies may cease to provide terrorism insurance upon the expiration of the Terrorism Insurance Program. We cannot assure you that the Terrorism Insurance Program or any successor program will create any long term changes in the availability and cost of such insurance. Moreover, future legislation, including regulations expected to be adopted by the Treasury Department pursuant to TRIPRA, may have a material effect on the availability of federal assistance in the terrorism insurance market. To the extent that uninsured or underinsured casualty losses occur with respect to the related mortgaged properties, losses on the mortgage loans may result. In addition, the failure to maintain such terrorism insurance may constitute a default under the related mortgage loan.
Some of the mortgage loans do not require the related borrower to maintain terrorism insurance. In addition, most of the mortgage loans contain limitations on the related borrower’s obligation to obtain terrorism insurance, such as (i) waiving the requirement that such borrower maintain terrorism insurance if such insurance is not available at commercially reasonable rates, (ii) providing that the related borrower is not required to spend in excess of a specified dollar amount (or in some cases, a specified multiple of what is spent on other insurance) in order to obtain such terrorism insurance, (iii) requiring coverage only for as long as the TRIPRA is in effect, or (iv) requiring coverage only for losses arising from domestic acts of terrorism or from terrorist acts certified by the federal government as “acts of terrorism” under the TRIPRA. See “Annex A-3—Description of the Top Ten Mortgage Loans” for a summary of the terrorism insurance requirements under each of the ten largest mortgage loans.
Other mortgaged properties securing mortgage loans may also be insured under a blanket policy or self-insured or insured by a sole tenant. See “—Risks Associated with Blanket Insurance Policies or Self-Insurance” below.
We cannot assure you that all of the mortgaged properties will be insured against the risks of terrorism and similar acts. As a result of any of the foregoing, the amount available to make distributions on your certificates could be reduced.
Risks Associated with Blanket Insurance Policies or Self-Insurance
Certain of the mortgaged properties are covered by blanket insurance policies, which also cover other properties of the related borrower or its affiliates (including certain properties in close proximity to the mortgaged properties). In the event that such policies are drawn on to cover losses on such other properties, the amount of insurance coverage available under such policies would thereby be reduced and could be insufficient to cover each mortgaged property’s insurable risks. In addition, with respect to some of the mortgaged properties, a sole or significant tenant is allowed to provide self-insurance against risks.
Additionally, if the mortgage loans that allow coverage under blanket insurance policies are part of a group of mortgage loans with related borrowers, then all of the related mortgaged properties may be covered under the same blanket policy, which may also cover other properties owned by affiliates of such borrowers.
Certain mortgaged properties may also be insured or self-insured by a sole or significant tenant, as further described under “Description of the Mortgage Pool—Insurance Considerations”.
Condemnation of a Mortgaged Property May Adversely Affect Distributions on Certificates
From time to time, there may be condemnations pending or threatened against one or more of the mortgaged properties securing the mortgage loans.  The proceeds payable in connection with a total condemnation may not be sufficient to restore the related mortgaged property or to satisfy the remaining indebtedness of the related mortgage loan.  The occurrence of a partial condemnation may have a material adverse effect on the continued use of, or income generated by, the affected mortgaged property.  Therefore, we cannot assure you that the occurrence of any condemnation will not have a negative impact upon distributions on your offered certificates.
Limited Information Causes Uncertainty
 Historical Information.Some of the mortgage loans that we intend to include in the issuing entity are secured in whole or in part by mortgaged properties for which limited or no historical operating information is available. As a result, you may find it difficult to analyze the historical performance of those mortgaged properties.
A mortgaged property may lack prior operating history or historical financial information because it is newly constructed or renovated, it is a recent acquisition by the related borrower or it is a single-tenant property that is subject to a triple net lease. In addition, a tenant’s lease may contain confidentiality provisions that restrict the sponsors’ access to or disclosure of such tenant’s financial information. The underwritten net cash flows and underwritten net operating income for such mortgaged properties are derived principally from current rent rolls or tenant leases and historical expenses, adjusted to account for inflation, significant occupancy increases and a market rate management fee. In some cases, underwritten net cash flows and underwritten net operating income for mortgaged properties are based all or in part on leases (or letters of intent) that are not yet in place (and may still be under negotiation) or on tenants that may have signed a lease (or letter of intent), or lease amendment expanding the leased space, but are not yet in occupancy and/or paying rent), which present certain risks described in “—Underwritten Net Cash Flow Could Be Based On Incorrect or Failed Assumptions” below.
See Annex A-1 for certain historical financial information relating to the mortgaged properties, including net operating income for the most recent reporting period and prior three calendar years, to the extent available.
 Ongoing Information.The primary source of ongoing information regarding the offered certificates, including information regarding the status of the related mortgage loans and any credit support for the offered certificates, will be the periodic reports delivered to you. See “Description of the Certificates—Reports to Certificateholders [and the RR Interest Owner]; Certain Available Information”. We cannot assure you that any additional ongoing information regarding the offered certificates will be available through any other source. The limited nature of the available information in respect of the offered certificates may adversely affect their liquidity, even if a secondary market for the offered certificates does develop.
We are not aware of any source through which pricing information regarding the offered certificates will be generally available on an ongoing basis or on any particular date.
Underwritten Net Cash Flow Could Be Based On Incorrect or Failed Assumptions
As described under “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans” in this prospectus, underwritten net cash flow generally includes cash flow (including any cash flow from master leases) adjusted based on a number of assumptions used by the sponsors. We make no representation that the underwritten net cash flow set forth in this prospectus as of the cut-off date or any other date represents actual future net cash flows. For example, with respect to certain mortgage loans included in the issuing entity, the occupancy of the related mortgaged property reflects tenants that (i) may not have yet actually executed leases (or letters of intent), (ii) have signed leases but have not yet taken occupancy and/or are not paying full contractual rent, (iii) are seeking or may in the future seek to sublet all or a portion of their respective spaces, (iv) are “dark” tenants but paying rent, or are affiliates of the related borrower and are leasing space pursuant to a master lease or a space lease. Similarly, with respect to certain mortgage loans included in the issuing entity, the underwritten net cash flow may be based on certain tenants that have not yet executed leases or that have signed leases but are not yet in place and/or are not yet paying rent, or have a signed lease or lease amendment expanding the leased space, but are not yet in occupancy in all or a portion of their space and/or paying rent, or may assume that future contractual rent steps (during some or all of the remaining term of a lease) have occurred. In many cases, co-tenancy provisions were assumed to be satisfied and vacant space was assumed to be occupied and space that was due to expire was assumed to have been re-let, in each case at market rates that may have exceeded current rent.  You should review these and other similar assumptions and make your own determination of the appropriate assumptions to be used in determining underwritten net cash flow.
In addition, underwritten or adjusted cash flows, by their nature, are speculative and are based upon certain assumptions and projections. The failure of these assumptions or projections in whole or in part could cause the underwritten net operating income (calculated as described in “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans”) to vary substantially from the actual net operating income of a mortgaged property.
In the event of the inaccuracy of any assumptions or projections used in connection with the calculation of underwritten net cash flow, the actual net cash flow could be significantly different (and, in some cases, may be materially less) than the underwritten net cash flow presented in this prospectus, and this would change other numerical information presented in this prospectus based on or derived from the underwritten net cash flow, such as the debt service coverage ratios or debt yield presented in this prospectus.  We cannot assure you that any such assumptions or projections made with respect to any mortgaged property will, in fact, be consistent with that mortgaged property’s actual performance.
In addition, the debt service coverage ratios set forth in this prospectus for the mortgage loans and the mortgaged properties vary, and may vary substantially, from the debt service coverage ratios for the mortgage loans and the mortgaged properties as calculated pursuant to the definition of such ratios as set forth in the related mortgage loan documents. See “Description of the Mortgage Pool—Certain Calculations and Definitions” in this prospectus for additional information on certain of the mortgage loans in the issuing entity.
Frequent and Early Occurrence of Borrower Delinquencies and Defaults May Adversely Affect Your Investment
If you calculate the anticipated yield of your offered certificates based on a rate of default or amount of losses lower than that actually experienced on the mortgage loans and those additional losses result in a reduction of the total distributions on, or the certificate balance of, your offered certificates, your actual yield to maturity will be lower than expected and could be negative under certain extreme scenarios. The timing of any loss on a liquidated mortgage loan that results in a reduction of the total distributions on or the certificate balance of your offered certificates will also affect the actual yield to maturity of your offered certificates, even if the rate of defaults and severity of losses are consistent with your expectations. In general, the earlier a loss is borne by you, the greater the effect on your yield to maturity.
Delinquencies on the mortgage loans, if the delinquent amounts are not advanced, may result in shortfalls in distributions of interest and/or principal to the holders of the offered certificates for the current month. Furthermore, no interest will accrue on this shortfall during the period of time that the payment is delinquent. Additionally, in instances where the principal portion of any balloon payment scheduled with respect to a mortgage loan is collected by the master servicer following the end of the related collection period, no portion of the principal received on such payment will be passed through for distribution to the certificateholders [or the RR interest owner] until the subsequent distribution date, which may result in shortfalls in distributions of interest to the holders of the offered certificates in the following month. Furthermore, in such instances no provision is made for the master servicer or any other party to cover any such interest shortfalls that may occur as a result. In addition, if interest and/or principal advances and/or servicing advances are made with respect to a mortgage loan after a default and the related mortgage loan is thereafter worked out under terms that do not provide for the repayment of those advances in full at the time of the workout, then any reimbursements of those advances prior to the actual collection of the amount for which the advance was made may also result in shortfalls in distributions of principal to the holders of the offered certificates with certificate balances for the current month. Even if losses on the mortgage loans are not allocated to a particular class of offered certificates with certificate balances, the losses may affect the weighted average life and yield to maturity of that class of offered certificates. In the case of any material monetary or material non-monetary default, the special servicer may accelerate the maturity of the related mortgage loan, which could result in an acceleration of principal distributions to the certificateholders [and the RR interest owner]. The special servicer may also extend or modify a mortgage loan, which could result in a substantial delay in principal distributions to the certificateholders [and the RR interest owner]. In addition, losses on the mortgage loans, even if not allocated to a class of offered certificates with certificate balances, may result in a higher percentage ownership interest evidenced by those offered certificates in the remaining mortgage loans than would otherwise have resulted absent the loss. The consequent effect on the weighted average life and yield to maturity of the offered certificates will depend upon the characteristics of those remaining mortgage loans in the issuing entity.
The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us; Some Mortgage Loans May Not Have Complied With Another Originator’s Underwriting Criteria
Although the sponsors have conducted a review of the mortgage loans to be sold to us for this securitization transaction, we, as the depositor for this securitization transaction, have neither originated the mortgage loans nor conducted a review or re-underwriting of the mortgage loans. Instead, we have relied on the representations and warranties made by the applicable sponsors and the remedies for breach of a representation and warranty as described under “Description of the Mortgage Loan Purchase Agreements” and the sponsor’s description of its underwriting criteria described under “Transaction Parties—The Sponsors and Mortgage Loan Sellers—Goldman Sachs Mortgage Company—GSMC’s Underwriting Guidelines and Processes.”  A description of the review conducted by each sponsor for this securitization transaction is set forth under “Transaction Parties—The Sponsors and Mortgage Loan Sellers—Goldman Sachs Mortgage Company—Review of GSMC Mortgage Loans”.
The representations and warranties made by the sponsors may not cover all of the matters that one would review in underwriting a mortgage loan and you should not view them as a substitute for re-underwriting the mortgage loans.  Furthermore, these representations and warranties in some respects represent an allocation of risk rather than a confirmed description of the mortgage loans.  If we had re-underwritten the mortgage loans, it is possible that the re-underwriting process may have revealed problems with a mortgage loan not covered by a representation or warranty or may have revealed inaccuracies in the representations and warranties. See “—Other Risks Relating to the Certificates—Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans or Pay Any Loss of Value Payment Sufficient to Cover All Losses on a Defective Mortgage Loan” below, and “Description of the Mortgage Loan Purchase Agreements”.
As a result of the foregoing, you are advised and encouraged to make your own investment decision based on a careful review of the information set forth in this prospectus and your own view of the mortgage pool.
Static Pool Data Would Not Be Indicative of the Performance of this Pool
As a result of the distinct nature of each pool of commercial mortgage loans, and the separate mortgage loans within the pool, this prospectus does not include disclosure concerning the delinquency and loss experience of static pools of periodic originations by any sponsor of assets of the type to be securitized (known as “static pool data”). In particular, static pool data showing a low level of delinquencies and defaults would not be indicative of the performance of this pool or any other pools of mortgage loans originated by the same sponsor or sponsors.
While there may be certain common factors affecting the performance and value of income-producing real properties in general, those factors do not apply equally to all income-producing real properties and, in many cases, there are unique factors that will affect the performance and/or value of a particular income-producing real property. Moreover, the effect of a given factor on a particular real property will depend on a number of variables, including but not limited to property type, geographic location, competition, sponsorship and other characteristics of the property and the related commercial mortgage loan. Each income-producing real property represents a separate and distinct business venture and, as a result, each of the mortgage loans requires a unique underwriting analysis. Furthermore, economic and other conditions affecting real properties, whether worldwide, national, regional or local, vary over time. The performance of a pool of mortgage loans originated and outstanding under a given set of economic conditions may vary significantly from the performance of an otherwise comparable mortgage pool originated and outstanding under a different set of economic conditions.
Therefore, you should evaluate this offering on the basis of the information set forth in this prospectus with respect to the mortgage loans, and not on the basis of any successful performance of other pools of securitized commercial mortgage loans.
Appraisals May Not Reflect Current or Future Market Value of Each Property
Appraisals were obtained with respect to each of the mortgaged properties at or about the time of origination of the applicable mortgage loan (or whole loan, if applicable) or at or around the time of the acquisition of the mortgage loan (or whole loan, if applicable) by the related sponsor. See Annex A-1 for the dates of the latest appraisals for the mortgaged properties. We have not obtained new appraisals of the mortgaged properties or assigned new valuations to the mortgage loans in connection with the offering of the offered certificates. The market values of the mortgaged properties could have declined since the origination of the related mortgage loans.
In general, appraisals represent the analysis and opinion of qualified appraisers and are not guarantees of present or future value. One appraiser may reach a different conclusion than that of a different appraiser with respect to the same property. The appraisals seek to establish the amount a typically motivated buyer would pay a typically motivated seller and, in certain cases, may have taken into consideration the purchase price paid by the borrower. The amount could be significantly higher than the amount obtained from the sale of a mortgaged property in a distress or liquidation sale.
Information regarding the appraised values of the mortgaged properties (including loan-to-value ratios) presented in this prospectus is not intended to be a representation as to the past, present or future market values of the mortgaged properties. For example, in some cases, a borrower or its affiliate may have acquired the related mortgaged property for a price or otherwise for consideration in an amount that is less than the related appraised value specified on Annex A-1, including at a foreclosure sale or through acceptance of a deed-in-lieu of foreclosure. Historical operating results of the mortgaged properties used in these appraisals, as adjusted by various assumptions, estimates and subjective judgments on the part of the appraiser, may not be comparable to future operating results. In addition, certain appraisals may be based on extraordinary assumptions, including without limitation, that certain tenants are in-place and paying rent when such tenants have not yet taken occupancy or that certain renovations or property improvement plans have been completed. Additionally, certain appraisals with respect to mortgage loans secured by multiple mortgaged properties may have been conducted on a portfolio basis rather than on an individual property basis, and the sum of the values of the individual properties may be different from (and in some cases may be less than) the appraised value of the aggregate of such properties on a portfolio basis. In addition, other factors may impair the mortgaged properties’ value without affecting their current net operating income, including:
•	changes in governmental regulations, zoning or tax laws;

•	potential environmental or other legal liabilities;

•	the availability of refinancing; and

•	changes in interest rate levels.
In certain cases, appraisals may reflect [both “as‑stabilized” and “as-is”] values. However, the appraised value reflected in this prospectus with respect to each mortgaged property, except as described under “Description of the Mortgage Pool—Certain Calculations and Definitions”, reflects only the “as-is” value (or, in certain cases, may reflect the “as‑stabilized” value as a result of the satisfaction of the related conditions or assumptions unless otherwise specified), which may contain certain assumptions, such as future construction completion, projected re-tenanting or increased tenant occupancies. See “Description of the Mortgage Pool—Appraised Value”.
Additionally, with respect to the appraisals setting forth assumptions, particularly those setting forth extraordinary assumptions, as to the “as-is” and “as‑stabilized” values, we cannot assure you that those assumptions are or will be accurate or that the “as‑stabilized” value will be the value of the related mortgaged property at the indicated stabilization date or at maturity or anticipated repayment date. Any engineering report, site inspection or appraisal represents only the analysis of the individual consultant, engineer or inspector preparing such report at the time of such report, and may not reveal all necessary or desirable repairs, maintenance and capital improvement items. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers—The Goldman Originators—Exceptions to GSMC’s Disclosed Underwriting Guidelines” for additional information regarding the appraisals.  We cannot assure you that the information set forth in this prospectus regarding the appraised values or loan-to-value ratios accurately reflects past, present or future market values of the mortgaged properties or the amount that would be realized upon a sale of the related mortgaged property.
[Seasoned Mortgage Loans Present Additional Risk of Repayment
Certain of the mortgage loans are seasoned mortgage loans and were originated [__] and [__] months, respectively, prior to the cut-off date.  There are a number of risks associated with seasoned mortgage loans that are not present, or are present to a lesser degree, with more recently originated mortgage loans.  For example:
•
property values and surrounding areas have likely changed since origination; origination standards at the time the mortgage loans were originated may have been different than current origination standards;

•	the business circumstances and financial condition of the related borrowers and tenants may have changed since the mortgage loans were originated;

•	the environmental circumstances at the mortgaged properties may have changed since the mortgage loans were originated;

•	the physical condition of the mortgaged properties or improvements may have changed since origination; and

•	the circumstances of the mortgaged properties, the borrower and the tenants may have changed in other respects since.
In addition, any seasoned mortgage loan may not satisfy all of the related sponsor’s underwriting standards.  See “Transaction Parties—The Sponsors and Mortgage Loan Sellers”.]

The Performance of a Mortgage Loan and Its Related Mortgaged Property Depends in Part on Who Controls the Borrower and Mortgaged Property
The operation and performance of a mortgage loan will depend in part on the identity of the persons or entities who control the borrower and the mortgaged property. The performance of a mortgage loan may be adversely affected if control of a borrower changes, which may occur, for example, by means of transfers of direct or indirect ownership interests in the borrower, or if the mortgage loan is assigned to and assumed by another person or entity along with a transfer of the property to that person or entity.
Many of the mortgage loans generally place certain restrictions on the transfer and/or pledging of general partnership and managing member equity interests in a borrower, such as specific percentage or control limitations, although some have current or permit future mezzanine or subordinate debt. We cannot assure you the ownership of any of the borrowers would not change during the term of the related mortgage loan and result in a material adverse effect on your certificates. See “Description of the Mortgage Pool—Additional Indebtedness” and “—Certain Terms of the Mortgage Loans—“Due-On-Sale” and “Due-On-Encumbrance” Provisions”.
The Borrower’s Form of Entity May Cause Special Risks
The borrowers are legal entities rather than individuals. Mortgage loans made to legal entities may entail greater risks of loss than those associated with mortgage loans made to individuals. For example, a legal entity, as opposed to an individual, may be more inclined to seek legal protection from its creditors under the bankruptcy laws. Unlike individuals involved in bankruptcies, most entities generally, but not in all cases, do not have personal assets and creditworthiness at stake.
The terms of certain of the mortgage loans require that the borrowers be single-purpose entities and, in most cases, such borrowers’ organizational documents or the terms of the mortgage loans limit their activities to the ownership of only the related mortgaged property or mortgaged properties and limit the borrowers’ ability to incur additional indebtedness. Such provisions are designed to mitigate the possibility that the borrower’s financial condition would be adversely impacted by factors unrelated to the related mortgaged property and mortgage loan. Such borrower may also have previously owned property other than the related mortgaged property or may be a so-called “recycled” single-purpose entity that previously had other business activities and liabilities.  However, we cannot assure you that such borrowers have in the past complied, and will comply, with such requirements, and in some cases unsecured debt exists and/or is allowed in the future.  Furthermore, in many cases such borrowers are not required to observe all covenants and conditions which typically are required in order for such borrowers to be viewed under standard rating agency criteria as “single purpose entities”.
Although a borrower may currently be a single purpose entity, in certain cases the borrowers were not originally formed as single purpose entities, but at origination of the related mortgage loan their organizational documents were amended. That borrower may have previously owned property other than the related mortgaged property and may not have observed all covenants that typically are required to consider a borrower a “single purpose entity” and thus may have liabilities arising from events prior to becoming a single purpose entity.
The organizational documents of a borrower or the direct or indirect managing partner or member of a borrower may also contain requirements that there be one or two independent directors, managers or trustees (depending on the entity form of such borrower) whose vote is required before the borrower files a voluntary bankruptcy or insolvency petition or otherwise institutes insolvency proceedings. Generally, but not always, the independent directors, managers or trustees may only be replaced with certain other independent successors. Although the requirement of having independent directors, managers or trustees is designed to mitigate the risk of a voluntary bankruptcy filing by a solvent borrower, a borrower could file for bankruptcy without obtaining the consent of its independent director(s) (and we cannot assure you that such bankruptcy would be dismissed as an unauthorized filing), and in any case the independent directors, managers or trustees may determine that a bankruptcy filing is an appropriate course of action to be taken by such borrower. Although the independent directors, managers or trustees generally owe no fiduciary duties to entities other than the borrower itself, such determination might take into account the interests and financial condition of such borrower’s parent entities and such parent entities’ other subsidiaries in addition to those of the borrower. Consequently, the financial distress of an affiliate of a borrower might increase the likelihood of a bankruptcy filing by a borrower.
The bankruptcy of a borrower, or a general partner or managing member of a borrower, may impair the ability of the lender to enforce its rights and remedies under the related mortgage loan. Certain of the mortgage loans have been made to single purpose limited partnerships that have a general partner or general partners that are not themselves single purpose entities. Such loans are subject to additional bankruptcy risk. The organizational documents of the general partner in such cases do not limit it to acting as the general partner of the partnership. Accordingly there is a greater risk that the general partner may become insolvent for reasons unrelated to the mortgaged property. The bankruptcy of a general partner may dissolve the partnership under applicable state law. In addition, even if the partnership itself is not insolvent, actions by the partnership and/or a bankrupt general partner that are outside the ordinary course of their business, such as refinancing the related mortgage loan, may require prior approval of the bankruptcy court in the general partner’s bankruptcy case. The proceedings required to resolve these issues may be costly and time-consuming.
Any borrower, even an entity structured as a single purpose entity, as an owner of real estate, will be subject to certain potential liabilities and risks as an owner of real estate. We cannot assure you that any borrower will not file for bankruptcy protection or that creditors of a borrower or a corporate or individual general partner or managing member of a borrower will not initiate a bankruptcy or similar proceeding against such borrower or corporate or individual general partner or managing member.
Certain borrowers’ organizational documents or the terms of certain mortgage loans permit an affiliated property manager to maintain a custodial account on behalf of such borrower and certain affiliates of such borrower into which funds available to such borrower under the terms of the related mortgage loans and funds of such affiliates are held, but which funds are and will continue to be separately accounted for as to each item of income and expense for each related mortgaged property and each related borrower. A custodial account structure for affiliated entities, while common among certain REITs, institutions or independent owners of multiple properties, presents a risk for substantive consolidation of the assets of such affiliates as commingling of funds is a factor a court may consider in considering a request by other creditors for substantive consolidation. Substantive consolidation is an equitable remedy that could result in the pooling of the assets and liabilities of a company and one or more affiliates in a bankruptcy proceeding, making the company’s assets available to repay the debts of affiliated companies. A court has the discretion to order substantive consolidation in whole or in part and may include non-debtor affiliates of the bankrupt entity in the proceedings. In particular, consolidation may be ordered when corporate funds are commingled and used for a principal’s personal purposes, inadequate records of transfers are made and corporate entities are deemed an alter ego of a principal. Strict adherence to maintaining separate books and records, avoiding commingling of assets and otherwise maintaining corporate policies designed to preserve the separateness of corporate assets and liabilities make it less likely that a court would order substantive consolidation, but we cannot assure you that the related borrowers, property managers or affiliates will comply with these requirements as set forth in the related mortgage loans.
With respect to any affiliated borrowers, creditors of a common parent in bankruptcy may seek to substantively consolidate the assets of such borrowers with those of the parent. Substantive consolidation of the assets of such borrowers would likely have an adverse effect on the funds available to make distributions on your certificates, and may lead to a downgrade, withdrawal or qualification of the ratings of your certificates.
See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Single Purpose Entity Covenants” and “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.
In addition, borrowers may own a mortgaged property as a Delaware statutory trust or as tenants-in-common. Delaware statutory trusts may be restricted in their ability to actively operate a property, and in the case of a mortgaged property that is owned by a Delaware statutory trust or by tenants-in-common, there is a risk that obtaining the consent of the holders of the beneficial interests in the Delaware statutory trust or the consent of the tenants-in-common will be time consuming and cause delays with respect to the taking of certain actions by or on behalf of the borrower, including with respect to the related mortgaged property. See “—Tenancies-in-Common May Hinder Recovery” below. See also “Description of the Mortgage Pool—Delaware Statutory Trusts”.
A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans
Numerous statutory provisions, including the Bankruptcy Code and state laws affording relief to debtors, may interfere with and delay the ability of a secured mortgage lender to obtain payment of a loan, to realize upon collateral and/or to enforce a deficiency judgment. For example, under the Bankruptcy Code, virtually all actions (including foreclosure actions and deficiency judgment proceedings) are automatically stayed upon the filing of a bankruptcy petition, and, often, no interest or principal payments are made during the course of the bankruptcy proceeding. Also, under federal bankruptcy law, the filing of a petition in bankruptcy by or on behalf of a junior lien holder may stay the senior lender from taking action to foreclose out such junior lien. Certain of the mortgage loans have sponsors that have previously filed bankruptcy and we cannot assure you that such sponsors will not be more likely than other sponsors to utilize their rights in bankruptcy in the event of any threatened action by the mortgagee to enforce its rights under the related mortgage loan documents. As a result, the issuing entity’s recovery with respect to borrowers in bankruptcy proceedings may be significantly delayed, and the aggregate amount ultimately collected may be substantially less than the amount owed. See “—Other Financings or Ability To Incur Other Indebtedness Entails Risk” below, “Description of the Mortgage Pool—Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings” and “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.
Additionally, the courts of any state may refuse the foreclosure of a mortgage or deed of trust when an acceleration of the indebtedness would be inequitable or unjust or the circumstances would render the action unconscionable. See “Certain Legal Aspects of Mortgage Loans—Foreclosure”.
See also “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Tenant Bankruptcy Could Result in a Rejection of the Related Lease” above.
Litigation Regarding the Mortgaged Properties or Borrowers May Impair Your Distributions
There may be (and there may exist from time to time) pending or threatened legal proceedings against, or disputes with, the borrowers, the borrower sponsors and the managers of the mortgaged properties and their respective affiliates arising out of their ordinary business. We have not undertaken a search for all legal proceedings that relate to the borrowers, borrower sponsors or managers for the mortgaged properties and their respective affiliates. Potential investors are advised and encouraged to perform their own searches related to such matters to the extent relevant to their investment decision. Any such litigation or dispute may materially impair distributions to Certificateholders [and the RR interest owner] if borrowers must use property income to pay judgments, legal fees or litigation costs. We cannot assure you that any litigation or dispute or any settlement of any litigation or dispute will not have a material adverse effect on your investment.
Additionally, a borrower or a principal of a borrower or affiliate may have been a party to a bankruptcy, foreclosure, litigation or other proceeding, particularly against a lender, or has been convicted of a crime in the past. In addition, certain of the borrower sponsors, property managers, affiliates of any of the foregoing and/or entities controlled thereby have been a party to bankruptcy proceedings, mortgage loan defaults and restructures, discounted payoffs, foreclosure proceedings or deed-in-lieu of foreclosure transactions, or other material proceedings (including criminal proceedings) in the past, whether or not related to the mortgaged property securing a mortgage loan in this securitization transaction. In some cases, mortgaged properties securing certain of the mortgage loans may have previously secured other loans that had been in default, restructured or the subject of a discounted payoff, foreclosure or deed-in-lieu of foreclosure.

Certain of the borrower sponsors may have a history of litigation or other proceedings against their lender, in some cases involving various parties to a securitization transaction. We cannot assure you that the borrower sponsors that have engaged in litigation or other proceedings in the past will not commence action against the issuing entity in the future upon any attempt by the special servicer to enforce the mortgage loan documents. Any such actions by the borrower or borrower sponsor may result in significant expense and potential loss to the issuing entity and a shortfall in funds available to make payments on the offered certificates. In addition, certain principals or borrower sponsors may have in the past been convicted of, or pled guilty to, a felony. We cannot assure you that the borrower or principal will not be more likely than other borrowers or principals to avail itself or cause a borrower to avail itself of its legal rights, under the Bankruptcy Code or otherwise, in the event of an action or threatened action by the lender or its servicer to enforce the related mortgage loan documents, or otherwise conduct its operations in a manner that is in the best interests of the lender and/or the mortgaged property. We cannot assure you that any such proceedings or actions will not have a material adverse effect upon distributions on your certificates. Further, borrowers, principals of borrowers, property managers and affiliates of such parties may, in the future, be involved in bankruptcy proceedings, foreclosure proceedings or other material proceedings (including criminal proceedings), whether or not related to the mortgage loans. We cannot assure you that any such proceedings will not negatively impact a borrower’s or borrower sponsor’s ability to meet its obligations under the related mortgage loan and, as a result could have a material adverse effect upon your certificates.
Often it is difficult to confirm the identity of owners of all of the equity in a borrower, which means that past issues may not be discovered as to such owners. See “Description of the Mortgage Pool—Litigation and Other Considerations” and “—Loan Purpose, Default History, Bankruptcy Issues and Other Proceedings” for additional information on certain mortgage loans in the issuing entity. See also representation number [__] in Annex D-1 and the identified exceptions to those representations in Annex D-2.  However, we cannot assure you that there are no undisclosed bankruptcy proceedings, foreclosure proceedings, deed-in-lieu-of-foreclosure transaction and/or mortgage loan workout matters that involved one or more mortgage loans or mortgaged properties, and/or a guarantor, borrower sponsor or other party to a mortgage loan.
In addition, in the event the owner of a borrower experiences financial problems, we cannot assure you that such owner would not attempt to take actions with respect to the mortgaged property that may adversely affect the borrower’s ability to fulfill its obligations under the related mortgage loan. See “Description of the Mortgage Pool—Litigation and Other Considerations” for information regarding litigation matters with respect to certain mortgage loans.
Other Financings or Ability to Incur Other Indebtedness Entails Risk
When a borrower (or its constituent members) also has one or more other outstanding loans (even if they are pari passu, subordinated, mezzanine, preferred equity or unsecured loans or another type of equity pledge), the issuing entity is subjected to additional risk such as:
•	the borrower (or its constituent members) may have difficulty servicing and repaying multiple financings;

•
the existence of other financings will generally also make it more difficult for the borrower to obtain refinancing of the related mortgage loan (or whole loan, if applicable) or sell the related mortgaged property and may thereby jeopardize repayment of the mortgage loan (or whole loan, if applicable);

•
the need to service additional financings may reduce the cash flow available to the borrower to operate and maintain the mortgaged property and the value of the mortgaged property may decline as a result;

•	if a borrower (or its constituent members) defaults on its mortgage loan and/or any other financing, actions taken by other lenders such as a suit for collection, foreclosure or an involuntary petition for bankruptcy against the borrower could impair the security available to the issuing entity, including the mortgaged property, or stay the issuing entity’s ability to foreclose during the course of the bankruptcy case;

•	the bankruptcy of another lender also may operate to stay foreclosure by the issuing entity; and

•	the issuing entity may also be subject to the costs and administrative burdens of involvement in foreclosure or bankruptcy proceedings or related litigation.
Although the companion loans related to the whole loans (other than the trust subordinate companion loan, if any) are not assets of the issuing entity, each related borrower is still obligated to make interest and principal payments on such companion loans. As a result, the issuing entity is subject to additional risks, including:
•
the risk that the necessary maintenance of the related mortgaged property could be deferred to allow the borrower to pay the required debt service on these other obligations and that the value of the mortgaged property may fall as a result; and

•
the risk that it may be more difficult for the borrower to refinance these loans or to sell the related mortgaged property for purposes of making any balloon payment on the entire balance of such loans and the related additional debt at maturity or anticipated repayment date.

With respect to mezzanine financing (if any), while a mezzanine lender has no security interest in the related mortgaged properties, a default under a mezzanine loan could cause a change in control of the related borrower. With respect to mortgage loans that permit mezzanine financing, the relative rights of the mortgagee and the related mezzanine lender will generally be set forth in an intercreditor agreement, which agreements typically provide that the rights of the mezzanine lender (including the right to payment) against the borrower and mortgaged property are subordinate to the rights of the mortgage lender and that the mezzanine lender may not take any enforcement action against the mortgage borrower and mortgaged property.
In addition, the mortgage loan documents related to certain mortgage loans may have or permit future “preferred equity” structures, where one or more special limited partners or members receive a preferred return in exchange for an infusion of capital or other type of equity pledge that may require payments of a specified return or of excess cash flow. Such arrangements can present risks that resemble mezzanine debt, including dilution of the borrower’s equity in the mortgaged property, stress on the cash flow in the form of a preferred return or excess cash payments, and/or potential changes in the management of the related mortgaged property in the event the preferred return is not satisfied.
Additionally, the terms of certain mortgage loans permit or require the borrowers to post letters of credit and/or surety bonds for the benefit of the related mortgage loan, which may constitute a contingent reimbursement obligation of the related borrower or an affiliate. The issuing bank or surety will not typically agree to subordination and standstill protection benefiting the mortgagee.
In addition, borrowers under most of the mortgage loans are generally permitted to incur trade payables and equipment financing, which may not be limited or may be significant, in order to operate the related mortgaged properties. Also, with respect to certain mortgage loans the related borrower either has incurred or is permitted to incur unsecured debt from an affiliate of either the borrower or the sponsor of the borrower. See “Description of the Mortgage Pool—Additional Indebtedness—Other Unsecured Indebtedness”.
For additional information, see “Description of the Mortgage Pool—Additional Indebtedness” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.

Tenancies-in-Common May Hinder Recovery
Certain of the mortgage loans included in the issuing entity have borrowers that own the related mortgaged properties as tenants-in-common. In general, with respect to a tenant-in-common ownership structure, each tenant-in-common owns an undivided share in the property and if such tenant-in-common desires to sell its interest in the property (and is unable to find a buyer or otherwise needs to force a partition) the tenant-in-common has the ability to request that a court order a sale of the property and distribute the proceeds to each tenant in common proportionally. As a result, if a tenant-in-common that has not waived its right of partition or similar right exercises a right of partition, the related mortgage loan may be subject to prepayment. The bankruptcy, dissolution or action for partition by one or more of the tenants-in-common could result in an early repayment of the related mortgage loan, significant delay in recovery against the tenant-in-common borrowers, particularly if the tenant-in-common borrowers file for bankruptcy separately or in series (because each time a tenant-in-common borrower files for bankruptcy, the bankruptcy court stay will be reinstated), a material impairment in property management and a substantial decrease in the amount recoverable upon the related mortgage loan. Not all tenants-in-common under the mortgage loans will be single purpose entities. [Each tenant-in-common borrower has waived its right to partition, reducing the risk of partition.]  However, we cannot assure you that, if challenged, this waiver would be enforceable. In addition, in some cases, the related mortgage loan documents may provide for full recourse (or in an amount equal to its pro rata share of the debt) to the related tenant-in-common borrower or the guarantor if a tenant-in-common files for partition.
Risks Relating to Enforceability of Cross-Collateralization
Cross-collateralization arrangements may be terminated in certain circumstances under the terms of the related mortgage loan documents. Cross-collateralization arrangements whereby multiple borrowers grant their respective mortgaged properties as security for one or more mortgage loans could be challenged as fraudulent conveyances by the creditors or the bankruptcy estate of any of the related borrowers.
Among other things, a legal challenge to the granting of the liens may focus on the benefits realized by that borrower from the respective mortgage loan proceeds, as well as the overall cross-collateralization. If a court were to conclude that the granting of the liens was an avoidable fraudulent conveyance, that court could subordinate all or part of the mortgage loan to other debt of that borrower, recover prior payments made on that mortgage loan, or take other actions such as invalidating the mortgage loan or the mortgages securing the cross-collateralization. See “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.
In addition, when multiple real properties secure a mortgage loan, the amount of the mortgage encumbering any particular one of those properties may be less than the full amount of the related aggregate mortgage loan indebtedness, to minimize recording tax. This mortgage amount is generally established at 100% to 150% of the appraised value or allocated loan amount for the mortgaged property and will limit the extent to which proceeds from the property will be available to offset declines in value of the other properties securing the same mortgage loan.
See “Description of the Mortgage Pool—Mortgage Pool Characteristics” for a description of any mortgage loans that are cross-collateralized and cross-defaulted with each other or that are secured by multiple properties owned by multiple borrowers.
Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions
Provisions requiring yield maintenance charges, prepayment premiums or lockout periods may not be enforceable in some states and under federal bankruptcy law. Provisions requiring prepayment premiums or yield maintenance charges also may be interpreted as constituting the collection of interest for usury purposes. Accordingly, we cannot assure you that the obligation to pay a yield maintenance charge or prepayment premium will be enforceable. Also, we cannot assure you that foreclosure proceeds will be sufficient to pay an enforceable yield maintenance charge or prepayment premium.

Additionally, although the collateral substitution provisions related to defeasance do not have the same effect on the Certificateholders [or RR interest owner] as prepayment, we cannot assure you that a court would not interpret those provisions as the equivalent of a yield maintenance charge or prepayment premium. In certain jurisdictions those collateral substitution provisions might therefore be deemed unenforceable or usurious under applicable law or public policy.
Risks Associated with One Action Rules
Several states (such as California) have laws that prohibit more than one “judicial action” to enforce a mortgage obligation, and some courts have construed the term “judicial action” broadly. Accordingly, the special servicer will be required to obtain advice of counsel prior to enforcing any of the issuing entity’s rights under any of the mortgage loans that include mortgaged properties where a “one action” rule could be applicable. In the case of a multi property mortgage loan which is secured by mortgaged properties located in multiple states, the special servicer may be required to foreclose first on properties located in states where “one action” rules apply (and where non judicial foreclosure is permitted) before foreclosing on properties located in states where judicial foreclosure is the only permitted method of foreclosure. See “Certain Legal Aspects of Mortgage Loans—Foreclosure”.
State Law Limitations on Assignments of Leases and Rents May Entail Risks
Generally mortgage loans included in an issuing entity secured by mortgaged properties that are subject to leases typically will be secured by an assignment of leases and rents pursuant to which the related borrower [(or with respect to any indemnity deed of trust structure, the related property owner)] assigns to the lender its right, title and interest as landlord under the leases of the related mortgaged properties, and the income derived from those leases, as further security for the related mortgage loan, while retaining a license to collect rents for so long as there is no default. If the borrower defaults, the license terminates and the lender is entitled to collect rents. Some state laws may require that the lender take possession of the related property and obtain a judicial appointment of a receiver before becoming entitled to collect the rents. In addition, if bankruptcy or similar proceedings are commenced by or in respect of the borrower, the lender’s ability to collect the rents may be adversely affected. See “Certain Legal Aspects of Mortgage Loans—Leases and Rents” and “—Bankruptcy Laws”.
Various Other Laws Could Affect the Exercise of Lender’s Rights
The laws of the jurisdictions in which the mortgaged properties are located (which laws may vary substantially) govern many of the legal aspects of the mortgage loans. These laws may affect the ability to foreclose on, and, in turn the ability to realize value from, the mortgaged properties securing the mortgage loans. For example, state law determines:
•	what proceedings are required for foreclosure;

•	whether the borrower and any foreclosed junior lienors may redeem the property and the conditions under which these rights of redemption may be exercised;

•	whether and to what extent recourse to the borrower is permitted; and

•	what rights junior mortgagees have and whether the amount of fees and interest that lenders may charge is limited.
In addition, the laws of some jurisdictions may render certain provisions of the mortgage loans unenforceable or subject to limitations which may affect lender’s rights under the mortgage loans. Delays in liquidations of defaulted mortgage loans and shortfalls in amounts realized upon liquidation as a result of the application of these laws may create delays and shortfalls in payments to certificateholders. See “Certain Legal Aspects of Mortgage Loans”.

The Absence of Lockboxes Entails Risks That Could Adversely Affect Distributions on Your Certificates
Certain of the mortgage loans may not presently require the related borrower to cause rent and other payments to be made into a lockbox account maintained on behalf of the mortgagee, although some of those mortgage loans do provide for a springing lockbox. If rental payments are not required to be made directly into a lockbox account, there is a risk that the borrower will divert such funds for other purposes.
[Risks of Anticipated Repayment Date Loans
Certain of the mortgage loans provide that, if after a certain date (referred to as the anticipated repayment date) the related borrower has not prepaid the mortgage loan in full, any principal outstanding after that anticipated repayment date will accrue interest at an increased interest rate rather than the stated mortgage loan rate. Generally, from and after the anticipated repayment date, cash flow in excess of that required for debt service, the funding of reserves and certain approved operating expenses with respect to the related mortgaged property will be applied toward the payment of principal (without payment of a yield maintenance charge) of the related mortgage loan until its principal balance has been reduced to zero. Although these provisions may create an incentive for the borrower to repay the mortgage loan in full on its anticipated repayment date, a substantial payment would be required and the borrower has no obligation to do so. While interest at the initial mortgage rate continues to accrue and be payable on a current basis on this mortgage loan after its anticipated repayment date, the payment of excess interest will be deferred and will be required to be paid only after the outstanding principal balance of the related mortgage loan has been paid in full, at which time the excess interest that has been deferred, to the extent actually collected, will be paid to the holders of the Class [__] certificates [and the RR interest owner][, which are not offered by this prospectus]. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—ARD Loan(s)”.]
Borrower May Be Unable To Repay Remaining Principal Balance on Maturity Date or Anticipated Repayment Date; Longer Amortization Schedules and Interest-Only Provisions Increase Risk
Mortgage loans with substantial remaining principal balances at their stated maturity date or anticipated repayment date, as applicable, involve greater risk than fully‑amortizing mortgage loans. This is because the borrower may be unable to repay the mortgage loan at that time. In addition, fully amortizing mortgage loans which may pay interest on an “actual/360” basis but have fixed monthly payments may, in effect, have a small balloon payment due at maturity or anticipated repayment date.
[All] of the mortgage loans have amortization schedules that are significantly longer than their respective terms to maturity or anticipated repayment date, as applicable, and many of the mortgage loans require only payments of interest for part or all of their respective terms. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Due Dates; Mortgage Rates; Calculations of Interest”. A longer amortization schedule or an interest-only provision in a mortgage loan will result in a higher amount of principal outstanding under the mortgage loan at any particular time, including at the maturity date of the mortgage loan, than would have otherwise been the case had a shorter amortization schedule been used or had the mortgage loan had a shorter interest-only period or not included an interest-only provision at all. That higher principal amount outstanding could both (i) make it more difficult for the related borrower to make the required balloon payment at maturity or anticipated repayment date and (ii) lead to increased losses for the issuing entity either during the loan term or at maturity or anticipated repayment date if the mortgage loan becomes a defaulted mortgage loan.
A borrower’s ability to repay a mortgage loan on its stated maturity date or anticipated repayment date, as applicable, typically will depend upon its ability either to refinance the mortgage loan or to sell the mortgaged property at a price sufficient to permit repayment. A borrower’s ability to achieve either of these goals will be affected by a number of factors, including:

•	the availability of, and competition for, credit for commercial, multifamily or manufactured housing community real estate projects, which fluctuate over time;

•	the prevailing interest rates;

•	the net operating income generated by the mortgaged property;

•	the fair market value of the related mortgaged property;

•	the borrower’s equity in the related mortgaged property;

•	significant tenant rollover at the related mortgaged properties (see “—Retail Properties Have Special Risks” and “—Office Properties Have Special Risks” above);

•	the borrower’s financial condition;

•	the operating history and occupancy level of the mortgaged property;

•	reductions in applicable government assistance/rent subsidy programs;

•	the tax laws; and

•	prevailing general and regional economic conditions.
With respect to any mortgage loan that is part of a whole loan, the risks relating to balloon payment obligations are enhanced by the existence and amount of the related companion loans.
None of the sponsors, any party to the pooling and servicing agreement or any other person will be under any obligation to refinance any mortgage loan. However, in order to maximize recoveries on defaulted mortgage loans, the pooling and servicing agreement permits the special servicer (and each pooling and servicing agreement governing the servicing of a non-serviced whole loan may permit the related special servicer) to extend and modify mortgage loans in a manner consistent with the servicing standard, subject to the limitations described under “Pooling and Servicing Agreement—Realization Upon Mortgage Loans” and “—Modifications, Waivers and Amendments”.]
Neither the master servicer nor the special servicer will have the ability to extend or modify a non-serviced mortgage loan because such mortgage loan is being serviced by a master servicer or special servicer pursuant to the pooling and servicing agreement governing the servicing of the applicable non-serviced whole loan. See “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.
We cannot assure you that any extension or modification will increase the present value of recoveries in a given case. Whether or not losses are ultimately sustained, any delay in collection of a balloon payment that would otherwise be distributable on your certificates, whether such delay is due to borrower default or to modification of the related mortgage loan, will likely extend the weighted average life of your certificates.
In addition, compliance with legal requirements, such as the credit risk retention regulations under the Dodd-Frank Act, could cause commercial real estate lenders to tighten their lending standards and reduce the availability of debt financing for commercial real estate borrowers. This, in turn, may adversely affect the borrower’s ability to refinance the mortgage loans or sell the mortgaged property on the stated maturity date. We cannot assure you that each borrower under a balloon loan will have the ability to repay the principal balance of such mortgage loan on the related maturity date or anticipated repayment date, as applicable.
See “Description of the Mortgage Pool—Mortgage Pool Characteristics”.

[Risks Relating to Floating Rate Mortgage Loans]
[The mortgage loans that bear interest at a floating rate based on [LIBOR] or [___] will generally increase as interest rates rise. In contrast, income from the related mortgaged properties may not rise significantly as interest rates rise. Accordingly, the debt service coverage ratio of those mortgage loans will generally be adversely affected by rising interest rates, and the borrower’s ability to make all payments due on such mortgage loans may be adversely affected.]
Risks Related to Ground Leases and Other Leasehold Interests
With respect to certain mortgaged properties, the encumbered interest will be characterized as a “fee interest” if (i) the borrower has a fee interest in all or substantially all of the mortgaged property (provided that if the borrower has a leasehold interest in any portion of the mortgaged property, such portion is not material to the use or operation of the mortgaged property), or (ii) the mortgage loan is secured by the borrower’s leasehold interest in the mortgaged property as well as the borrower’s (or other fee owner’s) overlapping fee interest in the related mortgaged property.
Leasehold mortgage loans are subject to certain risks not associated with mortgage loans secured by a lien on the fee estate of the borrower. The most significant of these risks is that if the related borrower’s leasehold were to be terminated upon a lease default, the lender would lose its security in the leasehold interest. Generally, each related ground lease or a lessor estoppel requires the lessor to give the lender notice of the borrower’s defaults under the ground lease and an opportunity to cure them, permits the leasehold interest to be assigned to the lender or the purchaser at a foreclosure sale, in some cases only upon the consent of the lessor, and contains certain other protective provisions typically included in a “mortgageable” ground lease, although not all these protective provisions are included in each case.
Upon the bankruptcy of a lessor or a lessee under a ground lease, the debtor has the right to assume or reject the lease. If a debtor lessor rejects the lease, the lessee has the right pursuant to the Bankruptcy Code to treat such lease as terminated by rejection or remain in possession of its leased premises for the rent otherwise payable under the lease for the remaining term of the ground lease (including renewals) and to offset against such rent any damages incurred due to the landlord’s failure to perform its obligations under the lease. If a debtor lessee/borrower rejects any or all of the lease, the leasehold lender could succeed to the lessee/borrower’s position under the lease only if the lease specifically grants the lender such right. If both the lessor and the lessee/borrower are involved in bankruptcy proceedings, the issuing entity may be unable to enforce the bankrupt lessee/borrower’s pre-petition agreement to refuse to treat a ground lease rejected by a bankrupt lessor as terminated. In such circumstances, a ground lease could be terminated notwithstanding lender protection provisions contained in the ground lease or in the mortgage.
Some of the ground leases securing the mortgage loans may provide that the ground rent payable under the related ground lease increases during the term of the mortgage loan. These increases may adversely affect the cash flow and net income of the related borrower.
A leasehold lender could lose its security unless (i) the leasehold lender holds a fee mortgage, (ii) the ground lease requires the lessor to enter into a new lease with the leasehold lender upon termination or rejection of the ground lease, or (iii) the bankruptcy court, as a court of equity, allows the leasehold lender to assume the ground lessee’s obligations under the ground lease and succeed to the ground lessee’s position. Although not directly covered by the 1994 amendments to the Bankruptcy Code, such a result would be consistent with the purpose of the 1994 amendments to the Bankruptcy Code granting the holders of leasehold mortgages permitted under the terms of the lease the right to succeed to the position of a leasehold mortgagor. Although consistent with the Bankruptcy Code, such position may not be adopted by the applicable bankruptcy court.
Further, in a decision by the United States Court of Appeals for the Seventh Circuit (Precision Indus. v. Qualitech Steel SBQ, LLC, 327 F.3d 537 (7th Cir. 2003)) the court ruled with respect to an unrecorded lease of real property that where a statutory sale of the fee interest in leased property occurs under the Bankruptcy Code upon the bankruptcy of a landlord, such sale terminates a lessee’s possessory interest in the property, and the purchaser assumes title free and clear of any interest, including any leasehold estates. Pursuant to the Bankruptcy Code, a lessee may request the bankruptcy court to prohibit or condition the statutory sale of the property so as to provide adequate protection of the leasehold interest; however, the court ruled that this provision does not ensure continued possession of the property, but rather entitles the lessee to compensation for the value of its leasehold interest, typically from the sale proceeds. While there are certain circumstances under which a “free and clear” sale under the Bankruptcy Code would not be authorized (including that the lessee could not be compelled in a legal or equitable proceeding to accept a monetary satisfaction of his possessory interest, and that none of the other conditions of the Bankruptcy Code otherwise permits the sale), we cannot assure you that those circumstances would be present in any proposed sale of a leased premises. As a result, we cannot assure you that, in the event of a statutory sale of leased property pursuant to the Bankruptcy Code, the lessee will be able to maintain possession of the property under the ground lease. In addition, we cannot assure you that the lessee and/or the lender will be able to recoup the full value of the leasehold interest in bankruptcy court. Most of the ground leases contain standard protections typically obtained by securitization lenders. Certain of the ground leases with respect to a mortgage loan included in the issuing entity may not.  See representation number [__] in “Annex D-1—Mortgage Loan Seller Representation and Warranties” and the representation exceptions identified in “Annex D-2—Exceptions to Mortgage Loan Seller Representations and Warranties”.
Except as noted in this prospectus, each of the ground leases has a term that extends at least 20 years beyond the maturity date of the mortgage loan (taking into account all freely exercisable extension options) and contains customary mortgagee protection provisions, including notice and cure rights and the right to enter into a new lease with the applicable ground lessor in the event a ground lease is rejected or terminated.
With respect to certain of the mortgage loans, the related borrower may have given to certain lessors under the related ground lease a right of first refusal in the event a sale is contemplated or an option to purchase all or a portion of the mortgaged property and these provisions, if not waived, may impede the mortgagee’s ability to sell the related mortgaged property at foreclosure or adversely affect the foreclosure process.
See “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.
[Leased Fee Properties Have Special Risks]
[Land subject to a ground lease presents special risks. In such cases, where the borrower owns the fee interest but not the related improvements, such borrower will only receive the rental income from the ground lease and not from the operation of any related improvements. Any default by the ground lessee would adversely affect the borrower’s ability to make payments on the related mortgage loan. While ground leases may contain certain restrictions on the use and operation of the related mortgaged property, the ground lessee generally enjoys the rights and privileges of a fee owner, including the right to construct, alter and remove improvements and fixtures from the land and to assign and sublet the ground leasehold interest. However, the borrower has the same risk of interruptions in cash flow if such ground lessee defaults under its lease as it would on another single tenant commercial property, without the control over the premises that it would ordinarily have as landlord. In addition, in the event of a condemnation, the borrower would only be entitled to an allocable share of the condemnation proceeds. Furthermore, the insurance requirements are often governed by the terms of the ground lease and, in some cases, certain tenants or subtenants may be allowed to self-insure. The ground lessee is commonly permitted to mortgage its ground leasehold interest, and the leasehold lender will often have notice and cure rights with respect to material defaults under the ground lease. In addition, leased fee interests are less frequently purchased and sold than other interests in commercial real property. It may be difficult for the issuing entity, if it became a foreclosing lender, to sell the fee interests if the tenant and its improvements remain on the land. In addition, if the improvements are nearing the end of their useful life, there could be a risk that the tenant defaults in lieu of performing any obligations it may otherwise have to raze the structure and return the land in raw form to the developer. Furthermore, leased fee interests are generally subject to the same risks associated with the property type of the ground lessee’s use of the premises because that use is a source of revenue for the payment of ground rent.]
Increases in Real Estate Taxes May Reduce Available Funds
Certain of the mortgaged properties securing the mortgage loans have or may in the future have the benefit of reduced real estate taxes in connection with a local government “payment in lieu of taxes” program or other tax abatement arrangements. Upon expiration of such program or if such programs were otherwise terminated, the related borrower would be required to pay higher, and in some cases substantially higher, real estate taxes. Prior to expiration of such program, the tax benefit to the mortgaged property may decrease throughout the term of the expiration date until the expiration of such program. An increase in real estate taxes may impact the ability of the borrower to pay debt service on the mortgage loan.
See “Description of the Mortgage Pool—Real Estate and Other Tax Considerations” for descriptions of real estate tax matters relating to certain mortgaged properties.
State and Local Mortgage Recording Taxes May Apply Upon a Foreclosure or Deed in Lieu of Foreclosure and Reduce Net Proceeds
Many jurisdictions impose recording taxes on mortgages which, if not paid at the time of the recording of the mortgage, may impair the ability of the lender to foreclose the mortgage. Such taxes, interest, and penalties could be significant in amount and would, if imposed, reduce the net proceeds realized by the issuing entity in liquidating the real property securing the related mortgage loan.
[Risks Relating to Shari’ah Compliant Loans]
[Certain of the mortgage loans may be structured to comply with Islamic law (Shari’ah). The related borrower holds the fee interest in the mortgaged property and is owned by a U.S. division of the borrower sponsor. The related borrower has master leased the related mortgaged property to a master lessee, which is indirectly owned in part by certain investors of the Islamic faith. The rent payable pursuant to the applicable master lease is intended to cover the debt service payments required under the related mortgage loan, as well as reserve payments and any other sums due under the mortgage loan. By its terms, the master lease is expressly subordinate to the related mortgage loan.
There is a risk that in a bankruptcy case of a master lessee, the master lease could be recharacterized as a financing lease in connection with an acquisition of the mortgaged property by the master lessee. If such recharacterization occurred, the master lessee could be deemed to own the fee interest in the related mortgaged property and the master lease would be viewed as a loan. In Shari’ah compliant mortgage loans, the master lessee typically does not grant a leasehold mortgage to the lender. Therefore, there is a risk that if the master lease were recharacterized as a financing lease, the lender could lose its mortgage on the property. To mitigate the effect of such recharacterization, (i) each master lessee has been formed and is obligated to continue as a single purpose entity, (ii) a bankruptcy by a master lessee is a “bad act” that would trigger guarantor liability under the recourse carveout guaranty for the related mortgage loan, and (iii) the master lease is expressly subordinate to the related mortgage loan.]
Risks Related to Conflicts of Interest
Interests and Incentives of the Originators, the Sponsors and Their Affiliates May Not Be Aligned With Your Interests
The originators, the sponsors and their affiliates (including certain of the underwriters) expect to derive ancillary benefits from this offering and their respective incentives may not be aligned with those of purchasers of the offered certificates. The sponsors originated or purchased the mortgage loans in order to securitize the mortgage loans by means of a transaction such as the offering of the offered certificates.

The sponsors will sell the mortgage loans to the depositor (an affiliate of Goldman Sachs Mortgage Company, one of the sponsors and originators, and the initial risk retention consultation party, and of Goldman Sachs & Co. LLC, one of the underwriters) on the closing date in exchange for cash, derived from the sale of the offered certificates to investors and/or in exchange for offered certificates. A completed offering would reduce the originators’ exposure to the mortgage loans. The originators made the mortgage loans with a view toward securitizing them and distributing the exposure by means of a transaction such as this offering of offered certificates. In addition, certain mortgaged properties may have tenants that are affiliated with the related originator. See “Description of the Mortgage Pool—Tenant Issues—Affiliated Leases”. This offering of offered certificates will effectively transfer the originators’ exposure to the mortgage loans to purchasers of the offered certificates.
The originators, the sponsors and their affiliates expect to receive various benefits, including compensation, commissions, payments, rebates, remuneration and business opportunities, in connection with or as a result of this offering of offered certificates and their interests in the mortgage loans. The sponsors and their affiliates will effectively receive compensation, and may record a profit, in an amount based on, among other things, the amount of proceeds (net of transaction expenses) received from the sale of the offered certificates to investors relative to their investment in the mortgage loans. The benefits to the originators, the sponsors and their affiliates arising from the decision to securitize the mortgage loans may be greater than they would have been had other assets been selected.
Furthermore, the sponsors and/or their affiliates may benefit from a completed offering of the offered certificates because the offering would establish a market precedent and a valuation data point for securities similar to the offered certificates, thus enhancing the ability of the sponsors and their affiliates to conduct similar offerings in the future and permitting them to adjust the fair value of the mortgage loans or other similar assets or securities held on their balance sheet, including increasing the carrying value or avoiding decreasing the carrying value of some or all of such similar positions.
In some cases, the originators or their affiliates are the holders of the mezzanine loans and/or companion loans related to their mortgage loans. The originators and/or their respective affiliates may retain existing mezzanine loans and/or companion loans or originate future permitted mezzanine indebtedness with respect to the mortgage loans. These transactions may cause the originators and their affiliates or their clients or counterparties who purchase the mezzanine loans and/or companion loans, as applicable, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the offered certificates. In addition, these transactions or actions taken to maintain, adjust or unwind any positions in the future, may, individually or in the aggregate, have a material effect on the market for the offered certificates (if any), including adversely affecting the value of the offered certificates, particularly in illiquid markets. The originators, the sponsors and their affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to such companion loans or any existing or future mezzanine loans, based on the potential effect on an investor in the offered certificates, and may receive substantial returns from these transactions. In addition, the originators, the sponsors or any of their respective affiliates may benefit from certain relationships, including financial dealings, with any borrower, any non-recourse carveout guarantor or any of their respective affiliates, aside from the origination of mortgage loans or contribution of mortgage loans into this securitization. Conflicts may also arise because the sponsors and their respective affiliates intend to continue to actively acquire, develop, operate, finance and dispose of real estate-related assets in the ordinary course of their businesses. During the course of their business activities, the sponsors and their respective affiliates may acquire, sell or lease properties, or finance loans secured by properties, which may include the properties securing the mortgage loans or properties that are in the same markets as the mortgaged properties. Such other properties, similar to other third-party owned real estate, may compete with the mortgaged properties for existing and potential tenants. The sponsors may also, from time to time, be among the tenants at the mortgaged properties, and they should be expected to make occupancy-related decisions based on their self-interest and not that of the issuing entity. We cannot assure you that the activities of these parties with respect to such other properties will not adversely impact the performance of the mortgaged properties.

In addition, certain of the mortgage loans included in the issuing entity may have been refinancings of debt previously held by a sponsor, an originator or one of their respective affiliates, or a sponsor, an originator or one of their respective affiliates may have or have had equity investments in the borrowers or mortgaged properties under certain of the mortgage loans included in the issuing entity. Each of the sponsors, the originators and their respective affiliates have made and/or may make loans to, or equity investments in, affiliates of the borrowers under the related mortgage loans. In the circumstances described above, the interests of the sponsors, the originators and their respective affiliates may differ from, and compete with, the interests of the issuing entity.
[In addition, [____________], a sponsor, or its MOA is expected to hold the RR interest as the RR interest owner, and [____________] is expected to be appointed as the initial risk retention consultation party by the RR interest owner.  The risk retention consultation party may, on a strictly non-binding basis, consult with the special servicer and recommend that the special servicer take actions that conflict with the interests of holders of certain classes of the certificates.  However, the special servicer is not required to follow any such recommendations or take directions from the risk retention consultation party and is not permitted to take actions that are prohibited by law or that violate the servicing standard or the terms of the mortgage loan documents.  The risk retention consultation party and the RR interest owner by whom it is appointed may have interests that are in conflict with those of certain certificateholders, in particular if the risk retention consultation party or the RR interest owner holds companion loan securities, or has financial interests in or other financial dealings (as a lender or otherwise) with a borrower or an affiliate of a borrower under any of the mortgage loans.  In order to minimize the effect of certain of these conflicts of interest, for so long as any borrower party is the risk retention consultation party or the RR interest owner by whom the risk retention consultation party was appointed (any such mortgage loan referred to in this context as an “excluded loan” as to such party), then the risk retention consultation party will not have consultation rights solely with respect to any such excluded loan.]
Further, various originators, sponsors and their respective affiliates are acting in multiple capacities in or with respect to this transaction, which may include, without limitation, acting as one or more transaction parties or a subcontractor or vendor of such party, participating in or contracting for interim servicing and/or custodial services with certain transaction parties, providing warehouse financing to, or receiving warehouse financing from, certain other originators or sponsors prior to transfer of the related mortgage loans to the issuing entity, and/or conducting due diligence on behalf of an investor with respect to the mortgage loans prior to their transfer to the issuing entity.
For a description of certain of the foregoing relationships and arrangements that exist among the parties to this securitization, see “Certain Affiliations, Relationships And Related Transactions Involving Transaction Parties” and “Transaction Parties”.
These roles and other potential relationships may give rise to conflicts of interest as described in “—Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests”, ”—Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans” and “—Other Potential Conflicts of Interest May Affect Your Investment” below. Each of the foregoing relationships and related interests should be considered carefully by you before you invest in any offered certificates.
Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests
The activities and interests of the underwriters and their respective affiliates (collectively, the “Underwriter Entities”) will not align with, and may in fact be directly contrary to, those of the certificateholders. The Underwriter Entities are each part of separate global investment banking, securities and investment management firms that provide a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals. As such, they actively make markets in and trade financial instruments for their own account and for the accounts of customers. These financial instruments include debt and equity securities, currencies, commodities, bank loans, indices, baskets and other products. The Underwriter Entities’ activities include, among other things, executing large block trades and taking long and short positions directly and indirectly, through derivative instruments or otherwise. The securities and instruments in which the Underwriter Entities take positions, or expect to take positions, include loans similar to the mortgage loans, securities and instruments similar to the offered certificates and other securities and instruments. Underwriter Entities hold or may hold companion loans and/or mezzanine loans related to a mortgage loan in this securitization.  Market making is an activity where the Underwriter Entities buy and sell on behalf of customers, or for their own account, to satisfy the expected demand of customers. By its nature, market making involves facilitating transactions among market participants that have differing views of securities and instruments. Any short positions taken by the Underwriter Entities and/or their clients through marketing or otherwise will increase in value if the related securities or other instruments decrease in value, while positions taken by the Underwriter Entities and/or their clients in credit derivative or other derivative transactions with other parties, pursuant to which the Underwriter Entities and/or their clients sell or buy credit protection with respect to one or more classes of the offered certificates, may increase in value if the offered certificates default, are expected to default, or decrease in value.
The Underwriter Entities and their clients acting through them may execute such transactions, modify or terminate such derivative positions and otherwise act with respect to such transactions, and may exercise or enforce, or refrain from exercising or enforcing, any or all of their rights and powers in connection therewith, without regard to whether any such action might have an adverse effect on the offered certificates or the certificateholders. Additionally, none of the Underwriter Entities will have any obligation to disclose any of these securities or derivatives transactions to you in your capacity as a certificateholder. As a result, you should expect that the Underwriter Entities will take positions that are inconsistent with, or adverse to, the investment objectives of investors in the offered certificates.
As a result of the Underwriter Entities’ various financial market activities, including acting as a research provider, investment advisor, market maker or principal investor, you should expect that personnel in various businesses throughout the Underwriter Entities will have and express research or investment views and make recommendations that are inconsistent with, or adverse to, the objectives of investors in the offered certificates.
If an Underwriter Entity becomes a holder of any of the certificates, through market-making activity or otherwise, any actions that it takes in its capacity as a certificateholder, including voting, providing consents or otherwise will not necessarily be aligned with the interests of other holders of the same class or other classes of the certificates. We cannot assure you that any actions that such party takes in either such capacity will necessarily be aligned with the interests of the holders of other classes of any certificates.  To the extent an Underwriter Entity makes a market in the certificates (which it is under no obligation to do), it would expect to receive income from the spreads between its bid and offer prices for the certificates. The price at which an Underwriter Entity may be willing to purchase certificates, if it makes a market, will depend on market conditions and other relevant factors and may be significantly lower than the issue price for the certificates and significantly lower than the price at which it may be willing to sell certificates.
In addition, none of the Underwriter Entities will have any obligation to monitor the performance of the certificates or the actions of the parties to the pooling and servicing agreement and will have no authority to advise any party to the pooling and servicing agreement or to direct their actions.
Furthermore, each Underwriter Entity expects that a completed offering will enhance its ability to assist clients and counterparties in the transaction or in related transactions (including assisting clients in additional purchases and sales of the certificates and hedging transactions). The Underwriter Entities expect to derive fees and other revenues from these transactions. In addition, participating in a successful offering and providing related services to clients may enhance the Underwriter Entities’ relationships with various parties, facilitate additional business development, and enable them to obtain additional business and generate additional revenue.
The Underwriter Entities are playing several roles in this transaction. Goldman Sachs & Co. LLC, one of the underwriters, is an affiliate of the depositor, and Goldman Sachs Mortgage Company, a sponsor and originator and Goldman Sachs Bank USA, which acts, from time to time as a warehouse lender to [_________].In addition, [_________] (or a “majority-owned affiliate” of [_________]) is expected to be the RR interest owner and [_________] is expected to be the initial risk retention consultation party. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers”. Each of the foregoing relationships should be considered carefully by you before you invest in any certificates.
Potential Conflicts of Interest of the Master Servicer and the Special Servicer
The pooling and servicing agreement provides that the mortgage loans serviced thereunder are required to be administered in accordance with the servicing standard without regard to ownership of any certificate by the master servicer, the special servicer or any of their respective affiliates. See “Pooling and Servicing Agreement—Servicing Standard”. Each pooling and servicing agreement governing the servicing of a non-serviced whole loan provides that such non-serviced whole loan is required to be administered in accordance with a servicing standard that is generally similar to the servicing standard set forth in the pooling and servicing agreement. See “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.
In order to minimize the effect of certain of these conflicts of interest as they relate to the special servicer, for so long as the special servicer obtains knowledge that it is a borrower party with respect to a mortgage loan, the special servicer will be required to resign as special servicer with respect to that mortgage loan (referred to in this prospectus as an “excluded special servicer loan”) and a separate special servicer that is not a borrower party (referred to in this prospectus as an “excluded special servicer”) will be appointed as special servicer for such excluded special servicer loan as described under “Pooling and Servicing Agreement—Replacement of the Special Servicer After Operating Advisor Recommendation and Investor Vote”.  Any excluded special servicer will be required to perform all of the obligations of the special servicer with respect to such excluded special servicer loan and will be entitled to all special servicing compensation with respect to such excluded special servicer loan earned during such time as the related mortgage loan is an excluded special servicer loan.  While the special servicer will have the same access to information related to the excluded special servicer loan as it does with respect to the other mortgage loans, the special servicer will covenant in the pooling and servicing agreement that it will not directly or indirectly provide any information related to any excluded special servicer loan to the related borrower party, any of the special servicer’s employees or personnel or any of its affiliates involved in the management of any investment in the related borrower party or the related mortgaged property or, to its actual knowledge, any non-affiliate that holds a direct or indirect ownership interest in the related borrower party, and will maintain sufficient internal controls and appropriate policies and procedures in place in order to comply with those obligations.  Notwithstanding those restrictions, there can be no assurance that the related borrower party will not obtain sensitive information related to the strategy of any contemplated workout or liquidation related to an excluded special servicer loan.
Notwithstanding the foregoing, the master servicer, a sub-servicer, the special servicer or any of their respective affiliates and, as it relates to servicing and administration of a non-serviced mortgage loan, each applicable master servicer, sub-servicer, special servicer or any of their respective affiliates under the pooling and servicing agreement governing the servicing of a non-serviced whole loan, may have interests when dealing with the mortgage loans that are in conflict with those of holders of the certificates, especially if the master servicer, a sub-servicer, the special servicer or any of their respective affiliates holds certificates or securities relating to any of the applicable companion loans, or has financial interests in or financial dealings with a borrower or a borrower sponsor.  Each of these relationships may create a conflict of interest. For instance, if the special servicer or its affiliate holds a subordinate class of certificates, the special servicer might seek to reduce the potential for losses allocable to those certificates from the mortgage loans by deferring acceleration in hope of maximizing future proceeds. However, that action could result in less proceeds to the issuing entity than would be realized if earlier action had been taken. In addition, no servicer is required to act in a manner more favorable to the offered certificates or any particular class of certificates than to the [SERIES DESIGNATION OF THIS TRANSACTION] non-offered certificates, any serviced companion loan holder or the holder of any serviced companion loan securities.
Each of the master servicer and the special servicer services and is expected to continue to service, in the ordinary course of its business, existing and new mortgage loans for third parties, including portfolios of mortgage loans similar to the mortgage loans. The real properties securing these other mortgage loans may be in the same markets as, and compete with, certain of the mortgaged properties securing the mortgage loans. Consequently, personnel of the master servicer or the special servicer, as applicable, may perform services, on behalf of the issuing entity, with respect to the mortgage loans at the same time as they are performing services, on behalf of other persons, with respect to other mortgage loans secured by properties that compete with the mortgaged properties securing the mortgage loans. In addition, the mortgage loan sellers will determine who will service mortgage loans that the mortgage loan sellers originate in the future, and that determination may be influenced by the mortgage loan seller’s opinion of servicing decisions made by the master servicer or special servicer under the pooling and servicing agreement including, among their things, the manner in which the master servicer or special servicer enforces breaches of representations and warranties against the related mortgage loan seller.  This may pose inherent conflicts for the master servicer or the special servicer.
The special servicer may enter into one or more arrangements with the directing certificateholder, a controlling class certificateholder, a serviced companion loan holder or other certificateholders (or an affiliate or a third party representative of one or more of the preceding parties) to provide for a discount and/or revenue sharing with respect to certain of the special servicer compensation in consideration of, among other things, the special servicer’s appointment (or continuance) as special servicer under the pooling and servicing agreement and/or the related intercreditor agreement and limitations on the right of such person to replace the special servicer. See “—Other Potential Conflicts of Interest May Affect Your Investment” below.
Although the master servicer and the special servicer will be required to service and administer the mortgage loan pool in accordance with the servicing standard and, accordingly, without regard to their rights to receive compensation under the pooling and servicing agreement and without regard to any potential obligation to repurchase or substitute a mortgage loan if the master servicer or special servicer is a mortgage loan seller, the possibility of receiving additional servicing compensation in the nature of assumption and modification fees, the continuation of receiving fees to service or specially service a mortgage loan, or the desire to avoid a repurchase demand resulting from a breach of a representation and warranty or material document default may under certain circumstances provide the master servicer or the special servicer, as the case may be, with an economic disincentive to comply with this standard.
Each of the foregoing relationships should be considered carefully by you before you invest in any certificates.
Potential Conflicts of Interest of the Operating Advisor
[__________] has been appointed as the initial operating advisor with respect to all of the mortgage loans other than the non-serviced mortgage loans. See “Transaction Parties—The Operating Advisor”. In the normal course of conducting its business, the initial operating advisor and its affiliates may have rendered services to, performed surveillance of, provided valuation services to, and negotiated with, numerous parties engaged in activities related to structured finance and commercial mortgage securitization. These parties may have included institutional investors, the depositor, the sponsors, the mortgage loan sellers, the originators, the certificate administrator, the trustee, the master servicer, the special servicer, the Directing Certificateholder[, the risk retention consultation party,] collateral property owners or affiliates of any of those parties. These relationships may continue in the future. In the normal course of its business, [______________] and its affiliates are also hired by trustees and other transaction parties to perform valuation services with respect to properties that may have mortgages attached. Each of these relationships, to the extent they exist, may continue in the future, and may involve a conflict of interest with respect to the initial operating advisor’s duties as operating advisor. We cannot assure you that the existence of these relationships and other relationships in the future will not impact the manner in which the initial operating advisor performs its duties under the pooling and servicing agreement.
[Although the initial operating advisor does not service mortgage loans or provide asset management services for owners of commercial mortgage loans, a successor operating advisor or its affiliates may have duties with respect to existing and new commercial and multifamily mortgage loans for itself, its affiliates or third parties, including portfolios of mortgage loans similar to the mortgage loans included in the issuing entity.] These other mortgage loans and the related mortgaged properties may be in the same markets as, or have owners, obligors or property managers in common with, one or more of the mortgage loans in the issuing entity and the related mortgaged properties. As a result of the investments and activities described above, the interests of any such successor operating advisor and its affiliates and their clients may differ from, and conflict with, the interests of the issuing entity. Consequently, personnel of any successor operating advisor may perform services, on behalf of the issuing entity, with respect to the mortgage loans at the same time as they are performing services, on behalf of other persons, with respect to other mortgage loans secured by properties that compete with the mortgaged properties securing the mortgage loans.  Although the operating advisor is required to consider the servicing standard in connection with its activities under the pooling and servicing agreement, the operating advisor will not itself be bound by the servicing standard.
In addition, the operating advisor and its affiliates may have interests that are in conflict with those of Certificateholders [and the RR interest owner] if the operating advisor or any of its affiliates has financial interests in or financial dealings with a borrower, a parent of a borrower, a borrower sponsor or any of their affiliates. Each of these relationships may also create a conflict of interest.
Potential Conflicts of Interest of the Asset Representations Reviewer
[_______] has been appointed as the initial asset representations reviewer with respect to all of the mortgage loans other than the non-serviced mortgage loans. See “Transaction Parties—The Asset Representations Reviewer”. In the normal course of conducting its business, the initial operating advisor and its affiliates may have rendered services to, performed surveillance of, provided valuation services to, and negotiated with, numerous parties engaged in activities related to structured finance and commercial mortgage securitization. These parties may have included institutional investors, the depositor, the sponsors, the mortgage loan sellers, the originators, the certificate administrator, the trustee, the master servicer, the special servicer, the Directing Certificateholder[, the risk retention consultation party,] collateral property owners or affiliates of any of those parties. These relationships may continue in the future. In the normal course of its business, [______________] and its affiliates are also hired by trustees and other transaction parties to perform valuation services with respect to properties that may have mortgages attached. Each of these relationships, to the extent they exist, may continue in the future, and may involve a conflict of interest with respect to the initial operating advisor’s duties as operating advisor. We cannot assure you that the existence of these relationships and other relationships in the future will not impact the manner in which the initial operating advisor performs its duties under the pooling and servicing agreement.
The asset representations reviewer or its affiliates may have duties with respect to existing and new commercial and multifamily mortgage loans for itself, its affiliates or third parties, including portfolios of mortgage loans similar to the mortgage loans included in the issuing entity. These other mortgage loans and the related mortgaged properties may be in the same markets as, or have owners, obligors or property managers in common with, one or more of the mortgage loans in the issuing entity and the related mortgaged properties. As a result of the investments and activities described above, the interests of the asset representations reviewer and its affiliates and their clients may differ from, and conflict with, the interests of the issuing entity. Consequently, personnel of the asset representations reviewer may perform services, on behalf of the issuing entity, with respect to the mortgage loans at the same time as they are performing services, on behalf of other persons, with respect to other mortgage loans secured by properties that compete with the mortgaged properties securing the mortgage loans included in the issuing entity.
In addition, the asset representations reviewer and its affiliates may have interests that are in conflict with those of certificateholders if the asset representations reviewer or any of its affiliates has financial interests in or financial dealings with a borrower, a parent of a borrower, a borrower sponsor or any of their affiliates.  Each of these relationships may also create a conflict of interest.

Potential Conflicts of Interest of the Directing Certificateholder and the Companion Loan Holders
It is expected that an entity affiliated with [__________] will be the initial directing certificateholder. The special servicer may, at the direction of the directing certificateholder (for so long as a Control Termination Event does not exist), take actions with respect to the specially serviced mortgage loans administered under the pooling and servicing agreement that could adversely affect the holders of some or all of the classes of certificates. The directing certificateholder will be controlled by the controlling class certificateholders.
The controlling class certificateholders and the holders of the companion loans or securities backed by such companion loans may have interests in conflict with those of the other Certificateholders [and the RR interest owner]. As a result, it is possible that the directing certificateholder on behalf of the controlling class certificateholders (for so long as a Control Termination Event does not exist) or the directing certificateholder (or equivalent entity) under the pooling and servicing agreement governing the servicing of a non-serviced whole loan may direct the special servicer or the special servicer under such pooling and servicing agreement relating to the other securitization transaction, as the case may be, to take actions that conflict with the interests of holders of certain classes of the certificates [and the RR interest owner]. Set forth below is the identity of the initial directing certificateholder (or equivalent entity) for each pari passu whole loan, the expected securitization trust holding the controlling note in such whole loan and the pooling and servicing agreement under which it is expected to be serviced.

Whole Loan	Servicing Pooling Agreement	Controlling Noteholder	Directing Certificateholder

The special servicer, upon non-binding consultation with a serviced companion loan holder or its representative, may take actions with respect to the related serviced whole loan that could adversely affect the holders of some or all of the classes of certificates, to the extent described under “Description of the Mortgage Pool—The Whole Loans”. In connection with the pari passu whole loans serviced under the pooling and servicing agreement for this securitization, the serviced companion loan holders do not have any duties to the holders of any class of certificates [or the RR interest owner], and they may have interests in conflict with those of the Certificateholders [and the RR interest owner] As a result, it is possible that a serviced companion loan holder (solely with respect to the related serviced whole loan) may advise the special servicer to take actions that conflict with the interests of holders of certain classes of the certificates. However, the special servicer is not permitted to take actions that are prohibited by law or violate the servicing standard or the terms of the mortgage loan documents. In addition, except as limited by certain conditions described under “Pooling and Servicing Agreement—Termination of Master Servicer and Special Servicer for Cause—Servicer Termination Events”, the special servicer may be replaced by the directing certificateholder for cause at any time and without cause (for so long as a Control Termination Event does not exist). See “Pooling and Servicing Agreement—The Directing Certificateholder” and “—Termination of Master Servicer and Special Servicer for Cause—Servicer Termination Events”.
Similarly, the applicable controlling class related to the securitization trust indicated in the chart above as the controlling noteholder has certain consent and/or consultation rights with respect to the non-serviced mortgage loans under the related pooling and servicing agreement governing the servicing of that related non-serviced whole loan and have similar conflicts of interest with the holders of other certificates backed by the companion loans. See “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.
The directing certificateholder and its affiliates (and the directing certificateholder (or equivalent entity) under the pooling and servicing agreement governing the servicing of the non-serviced whole loan and their respective affiliates) may have interests that are in conflict with those of certain Certificateholders [and the RR interest owners], especially if the applicable directing certificateholder or any of its affiliates holds certificates or companion loan securities, or has financial interests in or other financial dealings (as lender or otherwise) with a borrower or an affiliate of a borrower. In order to minimize the effect of certain of these conflicts of interest, for so long as any borrower party is the Directing Certificateholder or the holder of the majority of the controlling class certificates (by certificate balance) (any such loan referred to in this prospectus as an “excluded loan” as to such party), the directing certificateholder will not have consent or consultation rights solely with respect to the related excluded loan (however, the directing certificateholder will be provided certain notices and certain information relating to such excluded loan as described in the pooling and servicing agreement). In addition, for so long as any borrower party is the directing certificateholder or a controlling class certificateholder, as applicable, the directing certificateholder or such controlling class certificateholder, as applicable, will not be given access to any excluded information solely relating to the related excluded loan and/or the related mortgaged properties pursuant to the terms of the pooling and servicing agreement. Notwithstanding those restrictions, there can be no assurance that the directing certificateholder or any controlling class certificateholder will not obtain sensitive information related to the strategy of any contemplated workout or liquidation related to the excluded loan or otherwise seek to exert its influence over the special servicer in the event an excluded loan becomes subject to a workout or liquidation.  See “Description of the Certificates—Reports to Certificateholders [and the RR Interest Owner]; Certain Available Information” in this prospectus.  Each of these relationships may create a conflict of interest.
The special servicer, in connection with obtaining the consent of, or upon consultation with, the directing certificateholder or a serviced companion loan holder or its representative, may take actions with respect to the related serviced whole loan that could adversely affect the holders of some or all of the classes of certificates [or the RR interest owner], to the extent described under “Description of the Mortgage Pool—The Whole Loans”. In connection with the serviced whole loan, the serviced companion loan holder does not have any duties to the holders of any class of certificates [or the RR interest owner], and it may have interests in conflict with those of the Certificateholders [and the RR interest owner]. As a result, it is possible that the serviced companion loan holder may advise the applicable special servicer to take actions with respect to the related serviced whole loan that conflict with the interests of holders of certain classes of the certificates.
Potential Conflicts of Interest in the Selection of the Underlying Mortgage Loans
The anticipated initial investor in the Class [__], Class [__] and Class [__] certificates, which is referred to in this prospectus as the “B-piece buyer” (see “Pooling and Servicing Agreement—The Directing Certificateholder—General”), was given the opportunity by the sponsors to perform due diligence on the mortgage loans originally identified by the sponsors for inclusion in the issuing entity, and to request the [removal, re-sizing, decrease in the principal balance of the mortgage loan, reduction of the time during which the loan pays interest-only, increase in the amount of required reserves or change in the expected repayment dates] or other features of some or all of the mortgage loans. [The mortgage pool as originally proposed by the sponsors was adjusted based on certain of these requests.] In addition, the B-piece buyer [received or may receive price adjustments or cost mitigation arrangements in connection with accepting certain mortgage loans in the mortgage pool].
We cannot assure you that you or another investor would have made the same requests to modify the original pool as the B-piece buyer or that the final pool as influenced by the B-piece buyer’s feedback will not adversely affect the performance of your certificates and benefit the performance of the B-piece buyer’s certificates. Because of the differing subordination levels, the B-piece buyer has interests that may, in some circumstances, differ from those of purchasers of other classes of certificates, and may desire a portfolio composition that benefits the B-piece buyer but that does not benefit other investors. In addition, the B-piece buyer may enter into hedging or other transactions (except as may be restricted pursuant to the credit risk retention rules) or otherwise have business objectives that also could cause its interests with respect to the mortgage pool to diverge from those of other purchasers of the certificates. The B-piece buyer performed due diligence solely for its own benefit and has no liability to any person or entity for conducting its due diligence. The B-piece buyer is not required to take into account the interests of any other investor in the certificates in exercising remedies or voting or other rights in its capacity as owner of its certificates or in making requests or recommendations to the sponsors as to the selection of the mortgage loans and the establishment of other transaction terms. Investors are not entitled to rely on in any way the B-piece buyer’s acceptance of a mortgage loan. The B-piece buyer’s acceptance of a mortgage loan does not constitute, and may not be construed as, an endorsement of such mortgage loan, the underwriting for such mortgage loan or the originator of such mortgage loan.
The B‑piece buyer will have no liability to any certificateholder for any actions taken by it as described in the preceding two paragraphs and the pooling and servicing agreement will provide that each certificateholder, by its acceptance of a certificate, waives any claims against such buyers in respect of such actions.
The B-piece buyer, or an affiliate, will constitute the initial directing certificateholder. The directing certificateholder will have certain rights to direct and consult with the special servicer. In addition, the directing certificateholder will generally have certain consultation rights with regard to a non-serviced mortgage loan under the pooling and servicing agreement governing the servicing of such non-serviced whole loan and the related intercreditor agreement. See “Pooling and Servicing Agreement—The Directing Certificateholder” and “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan—Consultation and Control”.
Because the incentives and actions of the B-piece buyers may, in some circumstances, differ from or be adverse to those of purchasers of the offered certificates, you are advised and encouraged to make your own investment decision based on a careful review of the information set forth in this prospectus and your own view of the mortgage pool and should not rely upon any B-piece buyer’s due diligence or investment decision (or due diligence or the investment decision of its affiliates).
Conflicts of Interest May Occur as a Result of the Rights of the Applicable Directing Certificateholder To Terminate the Special Servicer of the Applicable Whole Loan
With respect to each whole loan, the directing certificateholder exercising control rights over that whole loan will be entitled, under certain circumstances, to remove the special servicer under the applicable pooling and servicing agreement governing the servicing of such whole loan and, in such circumstances, appoint a successor special servicer for such whole loan (or have certain consent rights with respect to such removal or replacement). The party with this appointment power may have special relationships or interests that conflict with those of the holders of one or more classes of certificates. In addition, that party does not have any duties to the holders of any class of certificates, may act solely in its own interests, and will have no liability to any certificateholders for having done so. No certificateholder may take any action against the directing certificateholder under the pooling and servicing agreement for this securitization or under any pooling and servicing agreement governing the servicing of the non-serviced whole loan, or against any other parties for having acted solely in their respective interests. See “Description of the Mortgage Pool—The Whole Loans” for a description of these rights to terminate the special servicer.
Other Potential Conflicts of Interest May Affect Your Investment
The special servicer (whether the special servicer or a successor) may enter into one or more arrangements with the Directing Certificateholder, a controlling class certificateholder, a companion loan holder[, the RR interest owner], a holder of a companion loan security or other certificateholders (or an affiliate or a third party representative of one or more of the preceding) to provide for a discount and/or revenue sharing with respect to certain of the special servicer compensation in consideration of, among other things, the appointment (or continuance) of the special servicer under the pooling and servicing agreement and the co-lender agreements and limitations on the right of such person to replace the special servicer.
Each of the foregoing relationships should be considered carefully by you before you invest in any certificates.
The managers of the mortgaged properties and the borrowers may experience conflicts of interest in the management and/or ownership of the mortgaged properties because:

•	a substantial number of the mortgaged properties are managed by property managers affiliated with the respective borrowers;
•	these property managers also may manage and/or franchise additional properties, including properties that may compete with the mortgaged properties;
•
affiliates of the managers and/or the borrowers, or the managers and/or the borrowers themselves, also may own other properties, including properties that compete with the mortgaged property for tenants and/or customers; and

•	tenants at the mortgaged property may have signed leases or letters of intent at a competing property controlled by the borrower sponsor.
None of the borrowers, property managers or any of their affiliates or any employees of the foregoing has any duty to favor the leasing of space in the mortgaged properties over the leasing of space in other properties, one or more of which may be adjacent to or near the mortgaged properties.
Each of the foregoing relationships should be considered carefully by you before you invest in any certificates.
Other Risks Relating to the Certificates
The Certificates Are Limited Obligations
The certificates, when issued, will only represent ownership interests in the issuing entity. The certificates will not represent an interest in or obligation of, and will not be guaranteed by, the sponsors, the depositor, or any other person. The primary assets of the issuing entity will be the mortgage loans, and distributions on any class of certificates [and the RR interest] will depend solely on the amount and timing of payments and other collections in respect of the mortgage loans[, and the subsequent allocation of such amounts between the RR interest, on one hand, and the certificates, on the other hand]. We cannot assure you that the cash flow from the mortgaged properties and the proceeds of any sale or refinancing of the mortgaged properties will be sufficient to pay the principal of, and interest on, the mortgage loans or to distribute in full the amounts of interest and principal to which the certificateholders [and the RR interest owner] will be entitled. See “Description of the Certificates—General”.
The Certificates May Have Limited Liquidity and the Market Value of the Certificates May Decline
Your certificates will not be listed on any national securities exchange or traded on any automated quotation systems of any registered securities association, and there is currently no secondary market for your certificates. While we have been advised by the underwriters that one or more of them, or one or more of their affiliates, currently intend to make a market in the certificates, none of the underwriters has any obligation to do so, any market-making may be discontinued at any time, and we cannot assure you that an active secondary market for the certificates will develop. Additionally, one or more investors may purchase substantial portions of one or more classes of certificates. Accordingly, you may not have an active or liquid secondary market for your certificates. Lack of liquidity could result in a substantial decrease in the market value of your certificates.
The market value of the certificates will also be influenced by the supply of and demand for CMBS generally. The supply of CMBS will depend on, among other things, the amount of commercial and multifamily mortgage loans, whether newly originated or held in portfolios, that are available for securitization. A number of factors will affect investors’ demand for CMBS, including:
•	the availability of alternative investments that offer higher yields or are perceived as being a better credit risk than CMBS, or as having a less volatile market value or being more liquid than CMBS;

•
legal and other restrictions that prohibit a particular entity from investing in CMBS or limit the amount or types of CMBS that it may acquire or require it to maintain increased capital or reserves as a result of its investment in CMBS;

•	accounting standards that may affect an investor’s characterization or treatment of an investment in CMBS for financial reporting purposes;
•
increased regulatory compliance burdens imposed on CMBS or securitizations generally, or on classes of securitizers, that may make securitization a less attractive financing option for commercial mortgage loans;

•
investors’ perceptions of commercial real estate lending or CMBS, which may be adversely affected by, among other things, a decline in real estate values or an increase in defaults and foreclosures on commercial mortgage loans;

•
investors’ perceptions regarding the capital markets in general, which may be adversely affected by political, social and economic events completely unrelated to the commercial real estate markets; and

•	the impact on demand generally for CMBS as a result of the existence or cancellation of government-sponsored economic programs.
If you decide to sell any certificates, the ability to sell your certificates will depend on, among other things, whether and to what extent a secondary market then exists for these certificates, and you may have to sell at a discount from the price you paid for reasons unrelated to the performance of the certificates or the mortgage loans. We cannot assure you that your certificates will not decline in value.
Legal and Regulatory Provisions Affecting Investors Could Adversely Affect the Liquidity of the Offered Certificates
We make no representation as to the proper characterization of the offered certificates for legal investment, financial institution regulatory, financial reporting or other purposes, as to the ability of particular investors to purchase the offered certificates under applicable legal investment or other restrictions or as to the consequences of an investment in the offered certificates for such purposes or under such restrictions. Changes in federal banking and securities laws and other laws and regulations may have an adverse effect on issuers, investors, or other participants in the asset-backed securities markets including the CMBS market.  While the general effects of such changes are uncertain, regulatory or legislative provisions applicable to certain investors may have the effect of limiting or restricting their ability to hold or acquire CMBS, which in turn may adversely affect the ability of investors in the offered certificates who are not subject to those provisions to resell their certificates in the secondary market. For example:
•
Investors should be aware and in some cases are required to be aware of the risk retention and due diligence requirements in Europe (the “EU Risk Retention and Due Diligence Requirements”) which apply in respect of EEA-regulated credit institutions, alternative investment fund managers, investment firms and insurance and reinsurance undertakings.  Amongst other things, such requirements restrict an investor who is subject to the EU Risk Retention and Due Diligence Requirements from investing in securitizations unless: (i) the originator, sponsor or original lender in respect of the relevant securitization has explicitly disclosed that it will retain, on an on-going basis, a net economic interest of not less than five percent in respect of certain specified credit risk tranches or securitized exposures; and (ii) such investor is able to demonstrate that they have undertaken certain due diligence in respect of various matters including but not limited to its Certificate position, the underlying assets and (in the case of certain types of investors) the relevant sponsor or originator.  Failure to comply with one or more of the requirements may result in various penalties including, in the case of those investors subject to regulatory capital requirements, the imposition of a punitive capital charge on the certificates acquired by the relevant investor.
None of the sponsor, the depositor, the issuing entity, nor any party to the transaction intends to retain a material net economic interest in the securitization constituted by the issue of the offered certificates in accordance with the EU Risk Retention and Due Diligence Requirements or to take any other action which may be required by EEA-regulated investors for the purposes of their compliance with the EU Risk Retention and Due Diligence Requirements or similar requirements. Consequently, the offered certificates may not be a suitable investment for EEA-credit institutions, investment firms or the other types of EEA regulated investors mentioned above. As a result, the price and liquidity of the offered certificates in the secondary market may be adversely affected. EEA-regulated investors are encouraged to consult with their own investment and legal advisors regarding the suitability of the offered certificates for investment. None of the sponsors, the depositor, the issuing entity, the underwriters nor any other party to the transaction makes any representation to any prospective investor or purchaser of the Certificates regarding the regulatory treatment of their investment in the Certificates on the Closing Date or at any time in the future.
With effect from January 1, 2019, the current EU Risk Retention and Due Diligence Requirements will be replaced by those contained in Regulation (EU) 2017/2402 (the “Securitization Regulation”). Investors should be aware that there are material differences between the current EU Risk retention and Due Diligence Requirements and those in the Securitization Regulation. The Securitization Regulation will, amongst other things, apply also to (a) undertakings for collective investment in transferrable securities regulated pursuant to Directive (EU) 2009/65/EC and the management companies thereof (together, “UCITS”), and (b) institutions for occupational retirement provision falling within the scope of Directive (EU) 2016/2341 (subject to certain exceptions), and certain investment managers and authorized entities appointed by such institutions (together, “IORPs”). With regard to a securitization in respect of which the relevant securities are issued prior to January 1, 2019 (a “Pre-2019 Securitization”), as is the case with the Certificates, affected investors will continue to be subject to the current investment restrictions and due diligence requirements (and will not be subject to the provisions of the Securitization Regulation in that respect), including on and after that date. However, the Securitization Regulation makes no express provision as to the application of any investment restrictions or due diligence requirements, whether under the current requirements or under the Securitization Regulation, to UCITS or IORPs that hold or acquire any interest in respect of a Pre-2019 Securitization; and, accordingly, it is not known what requirements (if any) may be applicable thereto. Certain aspects of the Securitization Regulation will be supplemented by regulatory technical standards that have not been published or that have only been published in draft form and are not yet final. Prospective investors are themselves responsible for monitoring and assessing changes to the EU Risk Retention and Due Diligence Requirements and their regulatory capital requirements.
•
Recent changes in federal banking and securities laws, including those resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) enacted in the United States, may have an adverse effect on issuers, investors, or other participants in the asset-backed securities markets.  In particular, new capital regulations were issued by the U.S. banking regulators in July 2013; these regulations implement the increased capital requirements established under the Basel Accord and are being phased in over time.  These new capital regulations eliminate reliance on credit ratings and otherwise alter, and in most cases increase, the capital requirements imposed on depository institutions and their holding companies, including with respect to ownership of asset -backed securities such as CMBS.  Further changes in capital requirements have been announced by the Basel Committee on Banking Supervision and it is uncertain when such changes will be implemented in the United States.  When fully implemented in the United States, these changes may have an adverse effect with respect to investments in asset-backed securities, including CMBS.  As a result of these regulations, investments in CMBS such as the Certificates by financial institutions subject to bank capital regulations may result in greater capital charges to these financial institutions and these new regulations may otherwise adversely affect the treatment of CMBS for their regulatory capital purposes.
•
Regulations were adopted on December 10, 2013 to implement Section 619 of the Dodd‑Frank Act (such statutory provision together with such implementing regulations, the “Volcker Rule”). The Volcker Rule generally prohibits “banking entities” (which is broadly defined to include U.S. banks and bank holding companies and many non-U.S. banking entities, together with their respective subsidiaries and other affiliates) from (i) engaging in proprietary trading, (ii) acquiring or retaining an ownership interest in or sponsoring a “covered fund” and (iii) entering into certain relationships with such funds. The Volcker Rule became effective on July 21, 2012. Subject to certain exceptions, banking entities were required to be in conformance with the Volcker Rule by July 21, 2015. Under the Volcker Rule, unless otherwise jointly determined otherwise by specified federal regulators, a “covered fund” does not include an issuer that may rely on an exclusion or exemption from the definition of “investment company” under the Investment Company Act other than the exclusions contained in Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act.

•
The issuing entity will be relying on an exclusion or exemption under the Investment Company Act contained in Section 3(c)(5) of the Investment Company Act or Rule 3a-7 under the Investment Company Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule. The general effects of the Volcker Rule remain uncertain. Any prospective investor in the certificates, including a U.S. or foreign bank or a subsidiary or other bank affiliate, should consult its own legal advisors regarding such matters and other effects of the Volcker Rule.

•
The Financial Accounting Standards Board has adopted changes to the accounting standards for structured products. These changes, or any future changes, may affect the accounting for entities such as the issuing entity, could under certain circumstances require an investor or its owner generally to consolidate the assets of the issuing entity in its financial statements and record third parties’ investments in the issuing entity as liabilities of that investor or owner or could otherwise adversely affect the manner in which the investor or its owner must report an investment in CMBS for financial reporting purposes.

•	For purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended, no class of offered certificates will constitute “mortgage related securities”.
Further changes in federal banking and securities laws and other laws and regulations may have an adverse effect on issuers, investors, or other participants in the asset-backed securities markets (including the CMBS market) and may have adverse effect on the liquidity, market value and regulatory characteristics of the offered certificates.
Accordingly, all investors whose investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities should consult with their own legal, accounting and other advisors in determining whether, and to what extent, the offered certificates will constitute legal investments for them or are subject to investment or other restrictions, unfavorable accounting treatment, capital charges or reserve requirements. See “Legal Investment”.
In addition, this transaction is structured to comply with the Credit Risk Retention Rules as and to the extent set forth under “Credit Risk Retention”. We cannot assure you that [the retaining] sponsor or the retaining third-party purchaser will at times satisfy such credit risk retention requirements.  At this time, it is unclear what effect a failure of the [retaining] sponsor or the retaining third-party purchaser to be in compliance with the Credit Risk Retention Rules at any time will have on the certificateholders or the market value or liquidity of the certificates.

Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded
Ratings assigned to the offered certificates by the nationally recognized statistical rating organizations engaged by the depositor:
•	are based on, among other things, the economic characteristics of the mortgaged properties and other relevant structural features of the transaction;
•	do not represent any assessment of the yield to maturity that a Certificateholder [or RR interest owner] may experience;
•	reflect only the views of the respective rating agencies as of the date such ratings were issued;
•	may be reviewed, revised, suspended, downgraded, qualified or withdrawn entirely by the applicable rating agency as a result of changes in or unavailability of information;
•	may have been determined based on criteria that included an analysis of historical mortgage loan data that may not reflect future experience;
•
may reflect assumptions by such rating agencies regarding performance of the mortgage loans that are not accurate, as evidenced by the significant amount of downgrades, qualifications and withdrawals of ratings assigned to previously issued CMBS by the hired rating agencies and other nationally recognized statistical rating organizations during the recent credit crisis; and

•	do not consider to what extent the offered certificates will be subject to prepayment or that the outstanding principal amount of any class of offered certificates will be prepaid.
The nationally recognized statistical rating organizations that assign ratings to any class of offered certificates will establish the amount of credit support, if any, for such class of offered certificates based on, among other things, an assumed level of defaults, delinquencies and losses with respect to the related mortgage assets. Actual losses may, however, exceed the assumed levels. If actual losses on the related mortgage assets exceed the assumed levels, you may be required to bear the additional losses.
In addition, the rating of any class of offered certificates below an investment grade rating by any nationally recognized statistical rating organization, whether upon initial issuance of such class of certificates or as a result of a ratings downgrade, could adversely affect the ability of an employee benefit plan or other investor to purchase or retain those offered certificates. See “Certain ERISA Considerations” and “Legal Investment”.
Nationally recognized statistical rating organizations that were not engaged by the depositor to rate the offered certificates may nevertheless issue unsolicited credit ratings on one or more classes of offered certificates, relying on information they receive pursuant to Rule 17g-5 under the Securities Exchange Act of 1934, as amended, or otherwise. If any such unsolicited ratings are issued, we cannot assure you that they will not be different from any ratings assigned by a rating agency engaged by the depositor. The issuance of unsolicited ratings by any nationally recognized statistical rating organization on a class of the offered certificates that are lower than ratings assigned by a rating agency engaged by the depositor may adversely impact the liquidity, market value and regulatory characteristics of that class.
As part of the process of obtaining ratings for the offered certificates, the depositor had initial discussions with and submitted certain materials to [___] nationally recognized statistical rating organizations. Based on preliminary feedback from those nationally recognized statistical rating organizations at that time, the depositor selected [___] of those nationally recognized statistical rating organizations to rate certain classes of the certificates and not the other nationally recognized statistical rating organizations, due in part to their initial subordination levels for the various classes of the certificates. If the depositor had selected the other nationally recognized statistical rating organizations to rate the certificates, we cannot assure you that the ratings such other nationally recognized statistical rating organizations would have assigned to the certificates would not have been lower than the ratings assigned by the nationally recognized statistical rating organizations engaged by the depositor. [Further, in the case of [one] nationally recognized statistical rating organization engaged by the depositor, the depositor only requested ratings for certain classes of rated certificates, due in part to the final subordination levels provided by such nationally recognized statistical rating organization for the classes of certificates. If the depositor had selected such nationally recognized statistical rating organization to rate those other classes of rated certificates not rated by it, its ratings of those other certificates may have been different, and potentially lower, than those ratings ultimately assigned to those certificates by the other nationally recognized statistical rating organizations engaged to rate such certificates].  In addition, the decision not to engage one or more other rating agencies in the rating of certain classes of certificates to be issued in connection with this transaction may negatively impact the liquidity, market value and regulatory characteristics of those classes of certificates.  Although unsolicited ratings may be issued by any nationally recognized statistical rating organization, a nationally recognized statistical rating organization might be more likely to issue an unsolicited rating if it was not selected after having provided preliminary feedback to the depositor.  Neither the depositor nor any other person or entity will have any duty to notify you if any other nationally recognized statistical rating organization issues, or delivers notice of its intention to issue, consolidated ratings on one or more classes of certificates after the date of this prospectus.
Furthermore, the Securities and Exchange Commission may determine that any or all of the rating agencies engaged by the depositor to rate the certificates no longer qualifies as a nationally recognized statistical rating organization, or is no longer qualified to rate the certificates or may no longer rate similar securities for a limited period as a result of an enforcement action, and that determination may also have an adverse effect on the liquidity, market value and regulatory characteristics of the offered certificates. To the extent that the provisions of any mortgage loan or the pooling and servicing agreement condition any action, event or circumstance on the delivery of a rating agency confirmation, the pooling and servicing agreement will require delivery or deemed delivery of a rating agency confirmation only from the rating agencies engaged by the depositor to rate the certificates [or, in the case of a serviced whole loan, any related companion loan securities].
We are not obligated to maintain any particular rating with respect to the certificates, and the ratings initially assigned to the certificates by any or all of the rating agencies engaged by the depositor to rate the certificates could change adversely as a result of changes affecting, among other things, the mortgage loans, the mortgaged properties, the parties to the pooling and servicing agreement, or as a result of changes to ratings criteria employed by any or all of the rating agencies engaged by the depositor to rate the certificates. Although these changes would not necessarily be or result from an event of default on any mortgage loan, any adverse change to the ratings of the offered certificates would likely have an adverse effect on the market value, liquidity and/or regulatory characteristics of those certificates.
Further, certain actions provided for in loan agreements may require a rating agency confirmation be obtained from the rating agencies engaged by the depositor to rate the certificates [and, in the case of a serviced whole loan, any companion loan securities] as a precondition to taking such action. In certain circumstances, this condition may be deemed to have been met or waived without such a rating agency confirmation being obtained. In the event such an action is taken without a rating agency confirmation being obtained, we cannot assure you that the applicable rating agency will not downgrade, qualify or withdraw its ratings as a result of the taking of such action. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—‘Due-On-Sale’ and ‘Due-On-Encumbrance’ Provisions”, “Pooling and Servicing Agreement—Rating Agency Confirmations” and “Ratings” for additional considerations regarding the ratings, including a description of the process of obtaining confirmations of ratings for the offered certificates.

Your Yield May Be Affected by Defaults, Prepayments and Other Factors
 General.The yield to maturity on each class of offered certificates will depend in part on the following:
•	the purchase price for the certificates;
•
the rate and timing of principal payments on the mortgage loans (both voluntary and involuntary), and the allocation of principal prepayments to the respective classes of offered certificates with certificate balances; and

•	the allocation of shortfalls and losses on the mortgage loans to the respective classes of offered certificates.
For this purpose, principal payments include voluntary and involuntary prepayments, such as prepayments resulting from the application of loan reserves, property releases, casualty or condemnation, defaults and liquidations as well as principal payments resulting from repurchases due to material breaches of representations and warranties or material document defects or purchases by a companion loan holder or mezzanine lender (if any) pursuant to a purchase option or sales of defaulted mortgage loans.
Any changes in the weighted average lives of your certificates may adversely affect your yield. In general, if you buy a certificate at a premium, and principal distributions occur faster than expected, your actual yield to maturity will be lower than expected. If principal distributions are very high, holders of certificates purchased at a premium might not fully recover their initial investment. Conversely, if you buy a certificate at a discount and principal distributions occur more slowly than expected, your actual yield to maturity will be lower than expected.
Prepayments resulting in a shortening of weighted average lives of your certificates may be made at a time of low interest rates when you may be unable to reinvest the resulting payment of principal on your certificates at a rate comparable to the effective yield anticipated by you in making your investment in the certificates, while delays and extensions resulting in a lengthening of those weighted average lives may occur at a time of high interest rates when you may have been able to reinvest principal payments that would otherwise have been received by you at higher rates.
In addition, the extent to which prepayments on the mortgage loans in the issuing entity ultimately affect the weighted average life of the certificates will depend on the terms of the certificates, more particularly:
•
a class of certificates that entitles the holders of those certificates to a disproportionately larger share of the prepayments on the mortgage loans increases the “call risk” or the likelihood of early retirement of that class if the rate of prepayment is relatively fast; and

•
a class of certificates that entitles the holders of the certificates to a disproportionately smaller share of the prepayments on the mortgage loans increases the likelihood of “extension risk” or an extended average life of that class if the rate of prepayment is relatively slow.

 The Timing of Prepayments and Repurchases May Change Your Anticipated Yield.We are not aware of any relevant publicly available or authoritative statistics with respect to the historical prepayment experiences of commercial mortgage loans. For this purpose, principal payments include both voluntary prepayments, if permitted, and involuntary prepayments, such as prepayments resulting from the application of loan reserves, property releases, casualty or condemnation, defaults and liquidations or repurchases upon breaches of representations and warranties or material document defects or purchases by a companion loan holder or mezzanine loan lender (if any) pursuant to a purchase option or sales of defaulted mortgage loans.  The rate at which voluntary prepayments occur on the mortgage loans will be affected by a variety of factors, including:

•
the terms of the mortgage loans, including, the length of any prepayment lockout period and the applicable yield maintenance charges and prepayment premiums and the extent to which the related mortgage loan terms may be practically enforced;

•	the level of prevailing interest rates;
•	the availability of credit for commercial real estate;
•	the master servicer’s or special servicer’s ability to enforce yield maintenance charges and prepayment premiums;
•	the failure to meet certain requirements for the release of escrows;
•	the occurrence of casualties or natural disasters; and
•	economic, demographic, tax, legal or other factors.
Although a yield maintenance charge or other prepayment premium provision of a mortgage loan is intended to create an economic disincentive for a borrower to prepay voluntarily a mortgage loan, we cannot assure you that mortgage loans that have such provisions will not prepay.
The extent to which the master servicer or the special servicer, if any, forecloses upon, takes title to and disposes of any mortgaged property related to a mortgage loan or sells defaulted mortgage loans will affect the weighted average lives of your certificates. If the master servicer or the special servicer, if any, forecloses upon a significant number of the related mortgage loans, and depending upon the amount and timing of recoveries from the related mortgaged properties or sells defaulted mortgage loans, your certificates may have a shorter weighted average life.
Delays in liquidations of defaulted mortgage loans and modifications extending the maturity of mortgage loans will tend to delay the payment of principal on the mortgage loans. The ability of the related borrower to make any required balloon payment typically will depend upon its ability either to refinance the mortgage loan or to sell the related mortgaged property. A significant number of the mortgage loans require balloon payments at maturity or anticipated repayment date and there is a risk that a number of those mortgage loans may default at maturity or anticipated repayment date, or that the master servicer or the special servicer, if any, may extend the maturity of a number of those mortgage loans in connection with workouts. We cannot assure you as to the borrowers’ abilities to make mortgage loan payments on a full and timely basis, including any balloon payments at maturity or anticipated repayment date. Bankruptcy of the borrower or adverse conditions in the market where the mortgaged property is located may, among other things, delay the recovery of proceeds in the case of defaults. Losses on the mortgage loans due to uninsured risks or insufficient hazard insurance proceeds may create shortfalls in distributions to Certificateholders [and the RR interest owner]. Any required indemnification of a party to the pooling and servicing agreement in connection with legal actions relating to the issuing entity, the related agreements or the certificates may also result in shortfalls.
See “—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions” above and “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Prepayment Protections and Certain Involuntary Prepayments”.
In addition, if a sponsor repurchases a mortgage loan from the issuing entity due to a material breach of one or more of its representations or warranties or a material document defect, the repurchase price paid will be passed through to the holders of the certificates with the same effect as if the mortgage loan had been prepaid in part or in full, and no yield maintenance charge or other prepayment premium would be payable. Additionally, any mezzanine lender (if any), the holder of a subordinate companion loan [or, in the case of a trust subordinate companion loan, the directing certificateholder for the [LOAN‑SPECIFIC CLASS] certificates] may have the option to purchase the related mortgage loan after certain defaults, and the purchase price may not include any yield maintenance charges or prepayment premiums. As a result of such a repurchase or purchase, investors in the [INTEREST-ONLY CLASSES] certificates and any other certificates purchased at a premium might not fully recoup their initial investment. A repurchase, a prepayment or the exercise of a purchase option may adversely affect the yield to maturity on your certificates. In this respect, see “Description of the Mortgage Loan Purchase Agreements” and “Pooling and Servicing Agreement—Realization Upon Mortgage Loans”.
The certificates with notional amounts will not be entitled to distributions of principal but instead will accrue interest on their respective notional amounts. Because the notional amount of the certificates indicated in the table below is based upon the outstanding certificate balances of the related class of certificates and the trust components, the yield to maturity on the indicated certificates will be extremely sensitive to the rate and timing of prepayments of principal, liquidations and principal losses on the mortgage loans to the extent allocated to the related certificates and the trust components.
Interest‑Only Class of Certificates	Underlying Class or Trust Components

A rapid rate of principal prepayments, liquidations and/or principal losses on the mortgage loans could result in the failure to recoup the initial investment in the [INTEREST-ONLY CLASS] and/or  [INTEREST-ONLY CLASS] certificates. Investors in the [INTEREST-ONLY CLASSES] certificates should fully consider the associated risks, including the risk that an extremely rapid rate of amortization, prepayment or other liquidation of the Mortgage Loans could result in the failure of such investors to recoup fully their initial investments. The yield to maturity of the certificates with notional amounts may be adversely affected by the prepayment of mortgage loans with higher net mortgage loan rates. See “Yield, Prepayment and Maturity Considerations—Yield on the Certificates with Notional Amounts”.
 [Your Yield May Be Adversely Affected By Prepayments Resulting From Earnout Reserves.With respect to certain mortgage loans, earnout escrows may have been established at origination, which funds may be released to the related borrower upon satisfaction of certain conditions.  If such conditions with respect to any such mortgage loan are not satisfied, the amounts reserved in such escrows [may be][are required to be] applied to the payment of the mortgage loan, which would have the same effect on the offered certificates as a prepayment of the mortgage loan, except that such application of funds would not be accompanied by any prepayment premium or yield maintenance charge.  See Annex A‑1.  The pooling and servicing agreement will provide that unless required by the mortgage loan documents, the master servicer will not apply such amounts as a prepayment if no event of default has occurred.]
 Losses and Shortfalls May Change Your Anticipated Yield.If losses on the mortgage loans exceed the aggregate certificate balance of the classes of certificates subordinated to a particular class, that class will suffer a loss equal to the full amount of the excess (up to the outstanding certificate balance of that class). Even if losses on the mortgage loans are not borne by your certificates, those losses may affect the weighted average life and yield to maturity of your certificates.
For example, certain shortfalls in interest as a result of involuntary prepayments may reduce the funds available to make payments on your certificates. In addition, if the master servicer, the special servicer or the trustee reimburses itself (or a master servicer, special servicer, trustee or other party to a pooling and servicing agreement governing the servicing of any non-serviced whole loan) out of general collections on the mortgage loans included in the issuing entity for any advance that it (or any such other party) has determined is not recoverable out of collections on the related mortgage loan, then to the extent that this reimbursement is made from collections of principal on the mortgage loans in the issuing entity, that reimbursement will reduce the amount of principal available to be distributed on the certificates and will result in a reduction of the certificate balance (or notional amount) of a class of certificates [and the RR interest balance of the RR interest, pro rata based on their respective percentage allocation entitlement as described in the prospectus]. See “Description of the Certificates—Distributions”. Likewise, if the master servicer or the trustee reimburses itself out of principal collections on the mortgage loans for any workout‑delayed reimbursement amounts, that reimbursement will reduce the amount of principal available to be distributed on the certificates [and the RR interest, pro rata based on their respective percentage allocation entitlement as described in the prospectus, on that distribution date]. This reimbursement would have the effect of reducing current payments of principal on the offered certificates (other than the certificates with notional amounts and the Class S and Class R certificates) and extending the weighted average lives of the offered certificates with certificate balances. See “Description of the Certificates—Distributions”.
In addition, to the extent losses are realized on the mortgage loans, first the Class [__] certificates, then the Class [__] certificates, then the Class [__] certificates, then the Class [__] certificates, then the Class [__] certificates, then the Class [A] trust component (and correspondingly, the Class [A] certificates and the Class [PEZ] certificates, pro rata based on their respective percentage interests in the Class [A] trust component), then the Class [B] trust component (and correspondingly, the Class [B] certificates and the Class [PEZ] certificates, pro rata based on their respective percentage interests Class [B] trust component), then the Class [C] trust component (and correspondingly, the Class [C] certificates and the Class [PEZ] certificates, pro rata based on their respective percentage interests in the Class [C] trust component) and, then pro rata, the Class [__] and Class [__] certificates, based on their respective certificate balances, will bear such losses up to an amount equal to the respective outstanding certificate balance of that class. A reduction in the certificate balance of the Class [__] or Class [__] certificates or the Class [A], Class [B], and Class [C] trust components will result in a corresponding reduction in the notional amount of the [INTEREST-ONLY CLASS] certificates. A reduction in the certificate balance of the Class [A], Class [B], and Class [C] trust components will result in a corresponding reduction in the notional amount of the [INTEREST-ONLY CLASS] certificates. We make no representation as to the anticipated rate or timing of prepayments (voluntary or involuntary) or rate, timing or amount of liquidations or losses on the mortgage loans or as to the anticipated yield to maturity of any such offered certificate. See “Yield, Prepayment and Maturity Considerations”.
The exchangeable certificates will be subject to a realized loss or shortfall on the Class [A], Class [B], and Class [C] trust components to the extent of their percentage interest in such trust component. See “Description of the Certificates—Distributions”.
 Risk of Early Termination.The issuing entity is subject to optional termination under certain circumstances. See “Pooling and Servicing Agreement—Termination; Retirement of Certificates”. In the event of this termination, you might receive some principal payments earlier than otherwise expected, which could adversely affect your anticipated yield to maturity.
There Are Risks Relating to the Exchangeable Certificates
The characteristics of the Class [PEZ] certificates will reflect, in the aggregate, the characteristics of the Class [A], Class [B], and Class [C] certificates. As a result, the Class [PEZ] certificates will be subject to the same risks as the Class [A], Class [B], and Class [C] certificates described in this prospectus.  Investors are also encouraged to consider a number of factors that will limit a certificateholder’s ability to exchange exchangeable certificates:
•
At the time of a proposed exchange, a certificateholder must own exchangeable certificates in the requisite exchangeable proportion to make the desired exchange (as described under “Description of the Certificates—Exchanges of Exchangeable Certificates”).

•
A certificateholder that does not own exchangeable certificates in the requisite exchangeable proportion may be unable to obtain the necessary exchangeable certificates or may be able only to exchange the portion (if any) of its exchangeable certificates that represents an exchangeable proportion. Another certificateholder may refuse to sell its certificates at a reasonable (or any) price or may be unable to sell them, or certificates may have been purchased or placed into other financial structures and thus may be unavailable. Such circumstances may prevent you from obtaining exchangeable certificates in the proportions necessary to effect an exchange.

•	Exchanges will no longer be permitted following the date when the then-current principal balance of the Class [A], Class [B], and Class [C] trust components (and, correspondingly, to the extent evidencing an interest in the Class [A], Class [B], and Class [C] trust components, the Class [PEZ] certificates and the applicable component of the Class [A], Class [B] or Class [C] certificates) is reduced to zero as a result of the payment in full of all interest and principal on that trust component.
•	Certificates may only be held in authorized denominations.
Subordination of the Subordinated Certificates and Class [PEZ] Certificates Will Affect the Timing of Distributions and the Application of Losses on the Subordinated Certificates and Class [PEZ] Certificates
As described in this prospectus, the rights of the holders of [IDENTIFY SUBORDINATED CLASSES] certificates, and the Class [PEZ] certificates in respect of its various trust components, to receive payments of principal and interest otherwise payable on their certificates will be subordinated to such rights of the holders of the more senior certificates having an earlier alphabetical or alphanumeric class designation or trust components.
[If you acquire Class [A], Class [B], Class [C] or Class [PEZ] certificates, then your rights to receive distributions of amounts collected or advanced on or in respect of the mortgage loans will be subordinated to those of the holders of the [SENIOR CLASSES] certificates.  [Describe subordination of Exchangeable Certificates]
As a result, investors in those classes of certificates that are subordinated in whole or part to other classes of certificates will generally bear the effects of losses on the mortgage loans and unreimbursed expenses of the issuing entity before the holders of those other classes of certificates. See “Description of the Certificates—Distributions” and “—Subordination; Allocation of Realized Losses”.
[Pro Rata Allocation of Principal Between and Among the Subordinate Companion Loan and the Related Mortgage Loan Prior to a Material Mortgage Loan Event Default.
With respect to a mortgage loan that is part of a whole loan with a subordinate companion loan, prior to the occurrence and continuance of a material mortgage loan event of default, any collections of scheduled principal payments and other unscheduled principal payments with respect to the related whole loan [(including any prepayment in connection with a release of a mortgaged property)] received from the related borrower will generally be allocated to such mortgage loan and the subordinate companion loan on a pro rata basis.  Such pro rata distributions of principal will have the effect of reducing the total dollar amount of subordination provided to the offered certificates by the subordinate companion loan (including the loan specific certificates related to the trust subordinate companion loan).]
[Payments Allocated to the RR Interest or the Certificates Will Not Be Available to the RR Interest or the Certificates, Respectively
As described in this prospectus, payments of principal and interest in respect of the mortgage loans will be distributed to the holders of the certificates and the RR interest owner, pro rata, based upon their respective percentage allocation entitlement.  Amounts received and allocated to the certificates will not be available to satisfy any amounts due and payable to the RR interest.  Likewise, amounts received and allocated to the RR interest will not be available to satisfy any amounts due and payable to the certificates.  As a result of this allocation of payments, any losses incurred by the issuing entity will also be effectively allocated between the certificates and the RR interest, pro rata, based upon their respective percentage allocation entitlement.  See “Description of the Certificates—Distributions” and “Credit Risk Retention—RR Interest”.]
Your Lack of Control Over the Issuing Entity and the Mortgage Loans Can Impact Your Investment
 You Have Limited Voting Rights.Except as described in this prospectus, you and other certificateholders and the RR interest owner generally do not have a right to vote and do not have the right to make decisions with respect to the administration of the issuing entity and the mortgage loans. With respect to mortgage loans (other than mortgage loan that will be serviced under a separate pooling and servicing agreement), those decisions are generally made, subject to the express terms of the pooling and servicing agreement for this transaction, by the master servicer, the special servicer, the trustee or the certificate administrator, as applicable, subject to any rights of the Directing Certificateholder [or the risk retention consultation party] under the pooling and servicing agreement for this transaction and the rights of the holders of any related companion loans and mezzanine debt under the related co-lender agreement and/or intercreditor agreement.  With respect to any non-serviced mortgage loan, you will generally not have any right to vote or make decisions with respect any non-serviced mortgage loan, and those decisions will generally be made by the master servicer or the special servicer under the pooling and servicing agreement governing the servicing of the related non-serviced mortgage loan and any related companion loan, subject to the rights of the Directing Certificateholder appointed under such pooling and servicing agreement.  See “Pooling and Servicing Agreement” and “Description of the Mortgage Pool—The Whole Loans”.  In particular, with respect to the risks relating to a modification of a mortgage loan, see “—Risks Relating to Modifications of the Mortgage Loans” below.
In certain limited circumstances where certificateholders have the right to vote on matters affecting the issuing entity, in some cases, these votes are by certificateholders taken as a whole and in others the vote is by class. Your interests as an owner of certificates of a particular class may not be aligned with the interests of owners of one or more other classes of certificates in connection with any such vote. In all cases certificateholder is based on the outstanding certificate balance, which is reduced by realized losses. In certain cases with respect to the termination of the special servicer and the operating advisor, certain voting rights will also be reduced by appraisal reductions, as described below. These limitations on voting could adversely affect your ability to protect your interests with respect to matters voted on by certificateholders.  See “Description of the Certificates—Voting Rights”.  You will have no rights to vote on any servicing matters related to the mortgage loans that will be serviced under a pooling and servicing agreement governing the servicing of any non-serviced whole loan.
In general, a certificate beneficially owned by the master servicer, the special servicer (including, for the avoidance of doubt, any Excluded Special Servicer), the trustee, the certificate administrator, the depositor, the mortgage loan seller, a mortgagor, a Borrower Party or any affiliate of any of such persons will be deemed not to be outstanding and a holder of such certificate will not have the right to vote, subject to certain exceptions, as further described in the definition of “Certificateholder” under “Description of the Certificates—Reports to Certificateholders [and the RR Interest Owner]; Certain Available Information” in this prospectus.
 The Rights of the Directing Certificateholder, the Risk Retention Consultation Party] and the Operating Advisor Could Adversely Affect Your Investment.The directing certificateholder will have certain consent and consultation rights with respect to certain matters relating to the mortgage loans (other than a non-serviced mortgage loan or any applicable excluded loan) and the right to replace the special servicer with or without cause, except that if a control termination event (i.e., an event in which the certificate balance of the most senior class of certificates that is eligible to be a controlling class, as reduced by the application of appraisal reductions and realized losses, is less than 25% of its initial certificate balance) occurs and is continuing, the directing certificateholder will lose the consent rights and the right to replace the special servicer, and if a consultation termination event (i.e., an event in which the certificate balance of the most senior class of certificates that is eligible to be a controlling class (as reduced by the application of realized losses) is less than 25% of its initial certificate balance) occurs, then the directing certificateholder will lose the consultation rights.  See “Pooling and Servicing Agreement—The Directing Certificateholder”.
In addition, the risk retention consultation party will have certain non-binding consultation rights with respect to certain matters relating to the mortgage loans (other than any applicable excluded loan).  See “Pooling and Servicing Agreement—The Directing Certificateholder—Major Decisions”.
These actions and decisions with respect to which the directing certificateholder has consent or consultation rights [and the risk retention consultation party has consultation rights] include, among others, certain modifications to the mortgage loans or serviced whole loans, including modifications of monetary terms, foreclosure or comparable conversion of the related mortgaged properties, and certain sales of mortgage loans or REO properties for less than the outstanding principal amount plus accrued interest, fees and expenses. As a result of the exercise of these rights by the directing Certificateholder [and the risk retention consultation party], the special servicer may take actions with respect to a mortgage loan that could adversely affect the interests of investors in one or more classes of offered certificates.
Similarly, with respect to a non-serviced mortgage loan, the special servicer under the pooling and servicing agreement governing the servicing of such non-serviced mortgage loan may, at the direction or upon the advice of the directing certificateholder of the related securitization trust holding the controlling note for the related non-serviced whole loan, take actions with respect to such non-serviced mortgage loan and related companion loan that could adversely affect such non-serviced mortgage loan, and therefore, the holders of some or all of the classes of certificates.  [The issuing entity (as the holder of the non-controlling note) will have limited consultation rights with respect to major decisions relating to a non-serviced whole loan and in connection with a sale of a defaulted loan, and such rights will be exercised by the directing certificateholder for this transaction so long as no control termination event has occurred and is continuing and by the special servicer if a control termination event has occurred and is continuing].  See “Description of the Mortgage Pool—The Whole Loans” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.
Although the special servicer under the pooling and servicing agreement and the special servicer for a non-serviced mortgage loan are not permitted to take actions which are prohibited by law or violate the servicing standard under the applicable pooling and servicing agreement or the terms of the related loan documents, it is possible that the directing certificateholder (or equivalent entity) under such pooling and servicing agreement may direct or advise, as applicable, the related special servicer to take actions with respect to such mortgage loan that conflict with the interests of the holders of certain classes of the certificates.
 You will be acknowledging and agreeing, by your purchase of offered certificates, that the directing Certificateholder. [the risk retention consultation party] and the directing certificateholder under the pooling and servicing agreement governing the servicing of each non-serviced mortgage loan:
(i) may have special relationships and interests that conflict with those of holders of one or more classes of certificates [or the RR interest, as applicable];
(ii) may act solely in the interests of the holders of the controlling class [or the RR interest, as applicable] (or, in the case of a non-serviced mortgage loan, the controlling class of the securitization trust formed under the pooling and servicing agreement governing the servicing of such non-serviced mortgage loan)
(iii) does not have any duties to the holders of any class of certificates other than the controlling class [or the RR interest, as applicable ] (or, in the case of a non-serviced mortgage loan, the controlling class of the securitization trust formed under the pooling and servicing agreement governing the servicing of such non-serviced mortgage loan);
(iv) may take actions that favor the interests of the holders of the controlling class [or the RR interest, as applicable] (or, in the case of a non-serviced mortgage loan, the controlling class of the securitization trust formed under the pooling and servicing agreement governing the servicing of such non-serviced mortgage loan) over the interests of the holders of one or more other classes of certificates; and
(v) will have no liability whatsoever (other than to a controlling class certificateholder) for having so acted as set forth in clauses (i) – (iv) above, and that no certificateholder may take any action whatsoever against the directing certificateholder [, the risk retention consultation party] or the directing certificateholder under the pooling and servicing agreement governing the servicing of a non-serviced mortgage loan or any of their respective affiliates, directors, officers, employees, shareholders, members, partners, agents or principals for having so acted.

In addition, if a [control termination event] [operating advisor consultation event] has occurred and is continuing, the operating advisor will have certain consultation rights with respect to certain matters relating to the mortgage loans (other than a non-serviced mortgage loan).  Further, the operating advisor will have the right to recommend a replacement of a special servicer, as described under “Pooling and Servicing Agreement—The Operating Advisor” and “—Replacement of the Special Servicer After Operating Advisor Recommendation and Investor Vote”.  The operating advisor is generally required to act on behalf of the issuing entity and in the best interest of, and for the benefit of, the certificateholders [and the RR interest owner] and, with respect to any serviced whole loan for the benefit of the holders of the related companion loan (as a collective whole as if the Certificateholders[, RR interest owner] and companion loan holders constituted a single lender).  We cannot assure you that any actions taken by the special servicer as a result of a recommendation or consultation by the operating advisor will not adversely affect the interests of investors in one or more classes of certificates.  With respect to a non-serviced mortgage loan, the operating advisor appointed under the pooling and servicing agreement governing the servicing of such non-serviced mortgage loan will have similar rights and duties under such pooling and servicing agreement.  Further, the operating advisor will generally have no obligations or consultation rights under the pooling and servicing agreement for this transaction with respect to any non-serviced mortgage loan or any related REO property.  See “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.
 You Have Limited Rights to Replace the Master Servicer, the Special Servicer, the Trustee, the Certificate Administrator, the Operating Advisor or the Asset Representations Reviewer.In general, the directing certificateholder will have the right to terminate and replace the special servicer with or without cause so long as no control termination event has occurred and is continuing. After the occurrence and during continuance of a control termination event under the pooling and servicing agreement, the special servicer may also be removed in certain circumstances (x) if a request is made by certificateholders evidencing not less than 25% of the voting rights (taking into account the application of appraisal reductions to notionally reduce the respective certificate balances and considering each class of the Class [A], Class [B], and Class [C] certificates together with the Class [PEZ] certificates’ applicable percentage interest of the related Class [A], Class [B], and Class [C] trust components as a single “class” for such purpose of the certificates) and (y) upon receipt of approval by (i) certificateholders holding at least [75%] of a quorum of the certificateholders (which is the holders of certificates evidencing at least 75% of the voting rights (taking into account the application of realized losses and the application of appraisal reductions to notionally reduce the respective certificate balances and considering each class of the Class [A], Class [B], and Class [C] certificates together with the Class [PEZ] certificates’ applicable percentage interest of the related Class [A], Class [B], and Class [C] trust components as a single “class” for such purpose) or (ii) evidencing more than 50% of each class of “non-reduced certificates” (each class of certificates (other than the [INTEREST ONLY CLASSES]. [ARD CLASS] and Class R certificates) outstanding that has not been reduced to less than 25% of its initial certificate balance through the application of appraisal reduction amounts and realized losses) and considering each of the Class [A], Class [B] and Class [C] certificates together with the Class [PEZ] certificates’ applicable percentage interest of the related Class [A], Class [B] or Class [C] trust component as a single “Class” for such purpose. See “Pooling and Servicing Agreement—Replacement of Special Servicer Without Cause”.
In addition, if at any time the operating advisor determines, in its sole discretion exercised in good faith, that (1) the special servicer is not performing its duties as required under the pooling and servicing agreement or is otherwise not acting in accordance with the servicing standard, and (2) the replacement of the special servicer would be in the best interest of the certificateholders [and the RR interest owner] as a collective whole, then the operating advisor will have the right to recommend the replacement of the special servicer and deliver a report supporting such recommendation in the manner described in “Pooling and Servicing Agreement—Replacement of the Special Servicer After Operating Advisor Recommendation and Investor Vote”. The operating advisor’s recommendation to replace the special servicer must be confirmed by an affirmative vote of holders of voting rights of principal balance certificates evidencing at least a majority of a quorum (which, for this purpose, is holders that (i) evidence at least 20% of the voting rights (taking into account the application of appraisal reductions to notionally reduce the respective certificate balances) of all principal balance certificates on an aggregate basis, and

(ii) consist of at least three certificateholders or certificate owners that are not “risk retention affiliated” with each other).
The certificateholders will generally have no right to replace and terminate the master servicer, the trustee and the certificate administrator without cause. The vote of the requisite percentage of certificateholders may terminate the operating advisor or the asset representations reviewer without cause.  The vote of the requisite percentage of the certificateholders will be required to replace the master servicer, the special servicer, the operating advisor and the asset representations reviewer even for cause, and certain termination events may be waived by the vote of the requisite percentage of the certificateholders.  The certificateholders will have no right to replace the master servicer or the special servicer of the pooling and servicing agreement relating to the non-serviced mortgage loan.  We cannot assure that your lack of control over the replacement of these parties will not have an adverse impact on your investment.
 The Rights of Companion Loan Holders and Mezzanine Debt Could Adversely Affect Your Investment.The holders of a pari passu companion loan relating to the serviced mortgage loans will have certain consultation rights (on a non-binding basis) with respect to major decisions relating to the related whole loan under the related intercreditor agreement. Such companion loan holder and its representative may have interests in conflict with those of the holders of some or all of the classes of certificates, and may advise the special servicer to take actions that conflict with the interests of the holders of certain classes of the certificates.  Although any such consultation is non-binding and the special servicer is not obligated to consult with the companion loan holder if required under the servicing standard, we cannot assure you that the exercise of the rights of such companion loan holder will not delay any action to be taken by the special servicer and will not adversely affect your investment.
With respect to the mortgage loan that is subject to a subordinate companion loan, [the holders of the subordinate companion loan (or in the case of the trust subordinate companion loan, [the [LOAN SPECIFIC CLASS] certificates, as the holder of a beneficial interest in the trust subordinate companion loan)] will have the right under certain limited circumstances [(and acting through the directing certificateholder in the case of the [LOAN SPECIFIC CLASS] certificates)] to (i) cure certain defaults with respect to the related mortgage loan and to purchase (without payment of any yield maintenance charge or prepayment premium) the related mortgage loan and (ii) prior to the occurrence and continuance of an AB control appraisal period, approve certain modifications and consent to certain actions to be taken with respect to the related whole loan. The rights of the holder of a subordinate companion loan could adversely affect your ability to protect your interests with respect to matters relating to the related mortgage loan. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.
With respect to mortgage loans that have mezzanine debt or permit mezzanine debt in the future, the related mezzanine lender will have the right under certain limited circumstances to (i) cure certain defaults with respect to, and under certain default scenarios, purchase (without payment of any yield maintenance charge or prepayment premium) the related mortgage loan and (ii) so long as no event of default with respect to the related mortgage loan continues after the mezzanine lender’s cure right has expired, approve certain modifications and consent to certain actions to be taken with respect to the related mortgage loan. See “Description of the Mortgage Pool—Mortgage Pool Characteristics” and “—Additional Indebtedness”.
The purchase option that the holder of a subordinate companion loan or mezzanine debt holds pursuant to the related intercreditor agreement generally permits such holder to purchase its related defaulted mortgage loan for a purchase price generally equal to the outstanding principal balance of the related defaulted mortgage loan, together with accrued and unpaid interest (exclusive of default interest) on, and unpaid servicing expenses, protective advances and interest on advances related to, such defaulted mortgage loan. However, in the event such holder is not obligated to pay some or all of those fees and additional expenses, including any liquidation fee payable to the special servicer under the terms of the pooling and servicing agreement, then the exercise of such holder’s rights under the intercreditor agreement to purchase the related mortgage loan from the issuing entity may result in a loss to the issuing entity in the amount of those fees and additional expenses. In addition, such holder’s right to cure defaults under the related defaulted mortgage loan could delay the issuing entity’s ability to realize on or otherwise take action with respect to such defaulted mortgage loan.
In addition, with respect to a non-serviced mortgage loan, you will not have any right to vote with respect to any matters relating to the servicing and administration of the non-serviced mortgage loan.  See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “Pooling and Servicing Agreement—Servicing of the Non-Servicing Mortgage Loan”.
You will be acknowledging and agreeing, by your purchase of offered certificates, that the companion loan holders:
•	may have special relationships and interests that conflict with those of holders of one or more classes of certificates;
•	may act solely in its own interests, without regard to your interests;
•	do not have any duties to any other person, including the holders of any class of certificates [or the RR interest];
•	may take actions that favor its interests over the interests of the holders of one or more classes of certificates; and
•
will have no liability whatsoever for having so acted and that no certificateholder [or RR interest owner] may take any action whatsoever against the companion loan holder or its representative or any director, officer, employee, agent or principal of the companion loan holder or its representative for having so acted.

Risks Relating to Modifications of the Mortgage Loans
The master servicer (or any related primary servicer) will be responsible for servicing the mortgage loans serviced by it regardless of whether such mortgage loans are performing or have become delinquent or have otherwise been transferred to special servicing. As delinquencies or defaults occur, the special servicer [and any sub-servicer] will be required to utilize an increasing amount of resources to work with borrowers to maximize collections on the mortgage loans serviced by it. This may include modifying the terms of such mortgage loans that are in default or whose default is reasonably foreseeable. At each step in the process of trying to bring a defaulted mortgage loan current or in maximizing proceeds to the issuing entity, the special servicer [and any sub-servicer] will be required to invest time and resources not otherwise required when collecting payments on performing mortgage loans. Modifications of mortgage loans implemented by the special servicer [or any sub-servicer] in order to maximize ultimate proceeds of such mortgage loans to issuing entity may have the effect of, among other things, reducing or otherwise changing the mortgage rate, forgiving or forbearing payments of principal, interest or other amounts owed under the mortgage loan, extending the final maturity date of the mortgage loan, capitalizing or deferring delinquent interest and other amounts owed under the mortgage loan, forbearing payment of a portion of the principal balance of the mortgage loan or any combination of these or other modifications.
Any modified mortgage loan may remain in the issuing entity, and the modification may result in a reduction in (or may eliminate) the funds received with respect of such mortgage loan. In particular, any modification to reduce or forgive the amount of interest payable on the mortgage loan will reduce the amount cash flow available to make distributions of interest on the certificates, which will likely impact the most subordinated classes of certificates that suffer the shortfall. To the extent the modification defers principal payments on the mortgage loan (including as a result of an extension of its stated maturity date), certificates entitled to principal distributions will likely be repaid more slowly than anticipated, and if principal payments on the mortgage loan are forgiven, the reduction will cause a write-down of the certificate balances of the certificates in reverse order of seniority. See “Description of the Certificates—Subordination; Allocation of Realized Losses”.

The ability to modify mortgage loans by the special servicer may be limited by several factors. First, if the special servicer has to consider a large number of modifications, operational constraints may affect the ability of the special servicer to adequately address all of the needs of the borrowers. Furthermore, the terms of the related servicing agreement may prohibit the special servicer from taking certain actions in connection with a loan modification, such as an extension of the loan term beyond a specified date such as a specified number of years prior to the rated final distribution date. You should consider the importance of the role of the special servicer in maximizing collections for the transaction and the impediments the special servicer may encounter when servicing delinquent or defaulted mortgage loans. In some cases, failure by a special servicer to timely modify the terms of a defaulted mortgage loan may reduce amounts available for distribution on the certificates in respect of such mortgage loan, and consequently may reduce amounts available for distribution to the related certificates. In addition, even if a loan modification is successfully completed, we cannot assure you that that the related borrower will continue to perform under the terms of the modified mortgage loan.
Modifications that are designed to maximize collections in the aggregate may adversely affect a particular class of certificates. The pooling and servicing agreement obligates the special servicer not to consider the interests of individual classes of certificates. You should note that in connection with considering a modification or other type of loss mitigation, the special servicer may incur or bear related out-of-pocket expenses, such as appraisal fees, which would be reimbursed to the special servicer from the transaction as servicing advances and paid from amounts received on the modified loan or from other mortgage loans in the mortgage pool but in each case, prior to distributions being made on the certificates [and the RR interest].
Sponsors May Not Make Required Repurchases or Substitutions of Defective Mortgage Loans or Pay Any Loss of Value Payment Sufficient to Cover All Losses on a Defective Mortgage Loan
Each sponsor is the sole warranting party in respect of the mortgage loans sold by such sponsor to us. Neither we nor any of our affiliates (except Goldman Sachs Mortgage Company in its capacity as a sponsor) is obligated to repurchase or substitute any mortgage loan or make any payment to compensate the issuing entity in connection with a breach of any representation or warranty of a sponsor or any document defect, if the sponsor defaults on its obligation to do so. We cannot assure you that the sponsors will effect such repurchases or substitutions or make such payment to compensate the issuing entity. Although a loss of value payment may only be made to the extent that the special servicer deems such amount to be sufficient to compensate the issuing entity for such material defect or material breach, we cannot assure you that such loss of value payment will fully compensate the issuing entity for such material defect or material breach in all respects. In addition, the sponsors may have various legal defenses available to them in connection with a repurchase or substitution obligation or an obligation to pay the loss of value payment. [In particular, in the case of a non-serviced loan that is serviced under the pooling and servicing agreement entered into in connection with the securitization of the related pari passu companion loan, the asset representations reviewer under that pooling and servicing agreement may review the diligence file relating to such pari passu companion loan concurrently with the review of the asset representations reviewer of the related mortgage loan for this transaction, and their findings may be inconsistent, and such inconsistency may allow the related mortgage loan seller to challenge the findings of the asset representations reviewer of the affected mortgage loan.]  Any mortgage loan that is not repurchased or substituted and that is not a “qualified mortgage” for a REMIC may cause designated portions of the issuing entity to fail to qualify as one or more REMICs or cause the issuing entity to incur a tax. See “Description of the Mortgage Loan Purchase Agreements”.
Risks Relating to Interest on Advances and Special Servicing Compensation
To the extent described in this prospectus, the master servicer, the special servicer and the trustee will each be entitled to receive interest on unreimbursed advances made by it at the “Prime Rate” as published in The Wall Street Journal. This interest will generally accrue from the date on which the related advance is made or the related expense is incurred to the date of reimbursement. In addition, under certain circumstances, including delinquencies in the payment of principal and/or interest, a mortgage loan will be specially serviced and the special servicer will be entitled to compensation for special servicing activities. The right to receive interest on advances or special servicing compensation is senior to the rights of certificateholders [and the RR interest owner] to receive distributions on the offered certificates [and the RR interest, respectively]. The payment of interest on advances and the payment of compensation to the special servicer may lead to shortfalls in amounts otherwise distributable on your certificates.
Bankruptcy of a Servicer May Adversely Affect Collections on the Mortgage Loans and the Ability to Replace the Servicer
The master servicer or the special servicer may be eligible to become a debtor under the Bankruptcy Code or enter into receivership under the Federal Deposit Insurance Act (“FDIA”). If a master servicer or special servicer, as applicable, were to become a debtor under the Bankruptcy Code or enter into receivership under the FDIA, although the pooling and servicing agreement provides that such an event would entitle the issuing entity to terminate the master servicer or special servicer, as applicable, the provision would most likely not be enforceable. However, a rejection of the pooling and servicing agreement by a master servicer or special servicer, as applicable, in a bankruptcy proceeding or repudiation of the pooling and servicing agreement in a receivership under the FDIA would be treated as a breach of the pooling and servicing agreement and give the issuing entity a claim for damages and the ability to appoint a successor master servicer or special servicer, as applicable. An assumption under the Bankruptcy Code would require the master servicer or special servicer, as applicable, to cure its pre-bankruptcy defaults, if any, and demonstrate that it is able to perform following assumption. The bankruptcy court may permit the master servicer or special servicer, as applicable, to assume the servicing agreement and assign it to a third party. An insolvency by an entity governed by state insolvency law would vary depending on the laws of the particular state. We cannot assure you that a bankruptcy or receivership of the master servicer or special servicer, as applicable, would not adversely impact the servicing of the mortgage loans or the issuing entity would be entitled to terminate the master servicer or special servicer, as applicable, in a timely manner or at all.
If any master servicer or special servicer, as applicable, becomes the subject of bankruptcy or similar proceedings, the issuing entity claim to collections in that master servicer or special servicer’s, as applicable, possession at the time of the bankruptcy filing or other similar filing may not be perfected. In this event, funds available to pay principal and interest on your certificates may be delayed or reduced.
Risks Relating to a Bankruptcy of an Originator, a Sponsor or the Depositor, or a Receivership or Conservatorship of Goldman Sachs Bank USA
In the event of the bankruptcy or insolvency of an originator, a sponsor or the depositor, or a receivership or conservatorship of Goldman Sachs Bank USA (“GS Bank”), the parent of Goldman Sachs Mortgage Company, it is possible that the issuing entity’s right to payment from or ownership of certain of the mortgage loans could be challenged.  If such challenge is successful, payments on the offered certificates would be reduced or delayed.  Even if the challenge is not successful, payments on the offered certificates would be delayed while a court resolves the claim.
Goldman Sachs Mortgage Company, a sponsor and an originator, is an indirect, wholly-owned subsidiary of GS Bank, a New York State chartered bank, the deposits of which are insured by the Federal Deposit Insurance Corporation (the “FDIC”).  If GS Bank were to become subject to receivership, the proceeding would be administered by the FDIC under the Federal Deposit Insurance Act (the “FDIA”); likewise, if GS Bank were to become subject to conservatorship, the agency appointed as conservator would likely be the FDIC as well.  The FDIA gives the FDIC the power to disaffirm or repudiate contracts to which a bank is party at the time of receivership or conservatorship and the performance of which the FDIC determines to be burdensome, in which case the counterparty to the contract has a claim for payment by the receivership or conservatorship estate of “actual direct compensatory damages” as of the date of receivership or conservatorship.

The FDIC has adopted a rule, substantially revised and effective January 1, 2011, establishing a safe harbor (the “FDIC Safe Harbor”) from its repudiation powers for securitizations meeting the requirements of the rule (12 C.F.R. § 360.6).  The transfer of the applicable mortgage loans by Goldman Sachs Mortgage Company to the depositor, will not qualify for the FDIC Safe Harbor.  However, this transfer is not a transfer by a bank, and in any event, even if the FDIC Safe Harbor were applicable to this transfer, the FDIC Safe Harbor is non-exclusive.  Additionally, an opinion of counsel will be rendered on the Closing Date to the effect that the transfer of the applicable mortgage loans by Goldman Sachs Mortgage Company to the depositor, would generally be respected as a sale in the event of a bankruptcy or insolvency of Goldman Sachs Mortgage Company.
Likewise, an opinion of counsel will be rendered on the closing date to the effect that the transfer of the applicable mortgage loans by each other sponsor to the depositor would generally be respected as a sale in the event of a bankruptcy proceeding involving that sponsor.
A legal opinion is not a guaranty as to what any particular court would actually decide, but rather an opinion as to the decision a court would reach if the issues are competently presented and the court followed existing precedent as to legal and equitable principles applicable in bankruptcy cases.  In this regard, legal opinions on bankruptcy law matters unavoidably have inherent limitations primarily because of the pervasive equity powers of bankruptcy courts, the overriding goal of reorganization to which other legal rights and policies may be subordinated, the potential relevance to the exercise of judicial discretion of future arising facts and circumstances, and the nature of the bankruptcy process. As a result, the FDIC, a creditor, bankruptcy trustee or another interested party, including an entity transferring a mortgage loan, as debtor-in-possession, could still attempt to assert that the transfer of a mortgage loan by any of the sponsors was not a sale.  If such party’s challenge is successful, payments on the offered certificates would be reduced or delayed.  Even if the challenge is not successful payments on the offered certificates would be delayed while a court resolves the claim.
Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act provides for an orderly liquidation authority (“OLA”) under which the FDIC can be appointed as receiver of certain systemically important non-bank financial companies and their direct or indirect subsidiaries in certain cases.  We make no representation as to whether this would apply to any of the sponsors.  In January 2011, the former acting general counsel of the FDIC issued a letter (the “Acting General Counsel’s Opinion”) in which he expressed his view that, under then-existing regulations, the FDIC, as receiver under the OLA, would not, in the exercise of its OLA repudiation powers, recover as property of a financial company assets transferred by the financial company, provided that the transfer satisfies the conditions for the exclusion of assets from the financial company's estate under the Bankruptcy Code.  The letter further noted that, while the FDIC staff may be considering recommending further regulations under OLA, the former acting general counsel would recommend that such regulations incorporate a 90-day transition period for any provisions affecting the FDIC’s statutory power to disaffirm or repudiate contracts. If, however, the FDIC were to adopt a different approach than that described in the Acting General Counsel’s Opinion, delays or reductions in payments on the offered certificates would occur.
The Requirement of the Special Servicer to Obtain FIRREA-Compliant Appraisals May Result in an Increased Cost to the Issuing Entity
Each appraisal obtained pursuant to the pooling and servicing agreement is required to contain a statement, or is accompanied by a letter from the appraiser, to the effect that the appraisal was performed in accordance with the requirements of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”), as in effect on the date such appraisal was obtained. Any such appraisal is likely to be more expensive than an appraisal that is not FIRREA compliant. Such increased cost could result in losses to the issuing entity. Additionally, FIRREA compliant appraisals are required to assume a value determined by a typically motivated buyer and seller, and could result in a higher appraised value than one not prepared assuming a forced liquidation or other distress situation. In addition, because a FIRREA compliant appraisal may result in a higher valuation than a non-FIRREA compliant appraisal, there may be a delay in calculating and applying appraisal reductions, which could result in the holders of a given class of certificates [or the RR interest] continuing to hold the full non-notionally reduced amount of such certificates [or RR interest] for a longer period of time than would be the case if a non-FIRREA compliant appraisal were obtained.
[Risks Associated with Floating Rate Certificates]
The yield to maturity on the [FLOATING RATE CLASS] certificates will be highly sensitive to changes in the levels of [LIBOR] such that decreasing levels of [LIBOR] will have a negative effect on the yield to maturity of the holders of such certificates. In addition, prevailing market conditions may increase the spread above LIBOR at which comparable securities are being offered, which would cause such certificates to decline in value. Investors in [FLOATING RATE CLASS] certificates should consider the risk that lower than anticipated levels of LIBOR could result in lower yields to investors than the anticipated yields and the risk that increased spreads above LIBOR could result in a lower value of such certificates. See “—Risks Relating to the Mortgage Loans—Risks Relating to Floating Rate Mortgage Loans” above.
The ability of the holders of the [FLOATING RATE CLASS] certificates to obtain the payment of interest at their floating pass-through rate will depend on payment by the swap counterparty pursuant to the swap contract. See “Description of the Derivatives Instrument—The Swap Counterparty”. We cannot assure you that the swap counterparty (or its credit support provider) will maintain the rating described above or have sufficient assets or otherwise be able to fulfill its obligations under the swap contract. See “Description of the Derivatives Instrument” for a description of the swap contract and the rights and remedies available to the issuing entity in the event of a default by the swap counterparty.]
Realization on the Mortgage Loans That Are Part of a Serviced Whole Loan May Be Adversely Affected by the Rights of the Holder of the Related Serviced Companion Loan
If a serviced whole loan were to become defaulted, the related co-lender agreement requires the special servicer, in the event it determines to sell the related mortgage loan in accordance with the terms of the pooling and servicing agreement, to sell the related serviced companion loan(s) together with such defaulted mortgage loan.  We cannot assure you that such a required sale of a defaulted serviced whole loan would not adversely affect the ability of the special servicer to sell such mortgage loan, or the price realized for such mortgage loan, following a default on the related serviced whole loan.  Further, given that, pursuant to the co-lender agreements for the serviced whole loans, the related serviced companion loan holders will not be the related whole loan controlling noteholder, and the trust as holder of the related mortgage loan will be the controlling noteholder (with the right to consent to material servicing decisions and replace the special servicer, as described in this prospectus), with respect to each serviced whole loan, the related serviced companion loan(s) may not be as marketable as the related mortgage loan held by the issuing entity.  Accordingly, if any such sale does occur with respect to a defaulted mortgage loan and the related serviced companion loans, then the net proceeds realized by the certificateholders and the RR interest owner in connection with such sale may be less than would be the case if only the related mortgage loan were subject to such sale.
Book-Entry Securities May Delay Receipt of Payment and Reports and Limit Liquidity and Your Ability to Pledge Certificates
If a trust or trust fund issues certificates in book-entry form, you may experience delays in receipt of your payments and/or reports, since payments and reports will initially be made to the book-entry depository or its nominee.  In addition, the issuance of certificates in book-entry form may reduce the liquidity of certificates so issued in the secondary trading market, since some investors may be unwilling to purchase certificates for which they cannot receive physical certificates.  Additionally, your ability to pledge certificates to persons or entities that do not participate in The Depository Trust Company system, or otherwise to take action in respect of the certificates, may be limited due to lack of a physical security representing the certificates.

Book-Entry Registration Will Mean You Will Not Be Recognized as a Holder of Record
Your certificates will be initially represented by one or more certificates registered in the name of Cede & Co., as the nominee for The Depository Trust Company, and will not be registered in your name.  As a result, you will not be recognized as a certificateholder, or holder of record of your certificates. See “Description of the Certificates—Delivery, Form, Transfer and Denomination—Book-Entry Registration” in this prospectus and “Risk Factors—Book-Entry Securities May Delay Receipt of Payment and Reports and Limit Liquidity and Your Ability to Pledge Certificates” in this prospectus for a discussion of important considerations relating to not being a certificateholder of record.
Tax Matters and Changes in Tax Law May Adversely Impact the Mortgage Loans or Your Investment
 Tax Considerations Relating to Foreclosure.If the issuing entity acquires a mortgaged property subsequent to a default on the related mortgage loan (other than a non-serviced mortgage loan) or whole loan pursuant to a foreclosure or deed in lieu of foreclosure, the special servicer would be required to retain an independent contractor to operate and manage such mortgaged property. Among other items, the independent contractor generally will not be able to perform construction work other than repair, maintenance or certain types of tenant build-outs, unless the construction was more than 10% completed when the mortgage loan defaulted or when the default of the mortgage loan becomes imminent. Any (i) net income from such operation (other than qualifying “rents from real property”) (ii) rental income based on the net profits of a tenant or sub-tenant or allocable to a service that is non-customary in the area and for the type of property involved and (iii) rental income attributable to personal property leased in connection with a lease of real property, if the rent attributable to the personal property exceeds 15% of the total rent for the taxable year, will subject the related Lower-Tier REMIC to federal tax (and possibly state or local tax) on such income at the corporate tax rate. No determination has been made whether any portion of the income from the mortgaged properties constitutes “rent from real property”. Any such imposition of tax will reduce the net proceeds available for distribution to Certificateholders [and the RR interest]. The special servicer may permit the related Lower-Tier REMIC to earn “net income from foreclosure property” that is subject to tax if it determines that the net after-tax benefit to holders of certificates is greater than under another method of operating or leasing the mortgaged property. See “Pooling and Servicing Agreement—Realization Upon Mortgage Loans”. In addition, if the issuing entity were to acquire one or more mortgaged properties pursuant to a foreclosure or deed in lieu of foreclosure, upon acquisition of those mortgaged properties, the issuing entity may in certain jurisdictions, particularly in New York, be required to pay state or local transfer or excise taxes upon liquidation of such properties. Such state or local taxes may reduce net proceeds available for distribution to the certificateholders.
 REMIC Status.If an entity intended to qualify as a REMIC fails to satisfy one or more of the REMIC provisions of the Code during any taxable year, the Code provides that such entity will not be treated as a REMIC for such year and any year thereafter. In such event, the issuing entity, including the Upper-Tier REMIC and the Lower-Tier REMICs, would likely be treated as one or more separate associations taxable as corporations under Treasury regulations, and the offered certificates may be treated as stock interests in those associations and not as debt instruments.
Material Federal Tax Considerations Regarding Original Issue Discount
One or more classes of the offered certificates may be issued with “original issue discount” for federal income tax purposes, which generally would result in the holder recognizing taxable income in advance of the receipt of cash attributable to that income.  Accordingly, investors must have sufficient sources of cash to pay any federal, state or local income taxes with respect to the original issue discount.  In addition, such original issue discount will be required to be accrued and included in income based on the assumption that no defaults will occur and no losses will be incurred with respect to the mortgage loans. This could lead to the inclusion of amounts in ordinary income early in the term of the certificate that later prove uncollectible, giving rise to a bad debt deduction. In the alternative, the investor may be required to treat such uncollectible amount as a capital loss under Section 166 of the United States Internal Revenue Code of 1986, as amended.

DESCRIPTION OF THE MORTGAGE POOL
General
The assets of the issuing entity will consist of (i) a pool of [___] [fixed] [floating] rate mortgage loans (the “Mortgage Loans” or, collectively, the “Mortgage Pool” ) with an aggregate principal balance as of the Cut-off Date (the “Initial Pool Balance”) and (ii) [__] trust subordinate companion loans described below.  The “Cut-off Date” means [________].
[__________] of the Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, are each part of a larger whole loan, each of which is comprised of the related Mortgage Loan and one or more loans that are pari passu in right of payment to the related Mortgage Loan (collectively referred to in this prospectus as “Pari Passu Companion Loans”) and/or are subordinate in right of payment to the related Mortgage Loan (referred to in this prospectus as a “Subordinate Companion Loan”). The Pari Passu Companion Loans and the Subordinate Companion Loan are collectively referred to as the “Companion Loans” in this prospectus, and each Mortgage Loan and the related Companion Loans are collectively referred to as a “Whole Loan”. Each Companion Loan is secured by the same mortgage and the same single assignment of leases and rents securing the related Mortgage Loan. See “—The Whole Loans” below for more information regarding the rights of the holders of the Companion Loans and the servicing and administration of the Whole Loans that will not be serviced under the pooling and servicing agreement for this transaction.  One Subordinate Companion Loan (the “Trust Subordinate Companion Loan”) relating to [_____] Mortgage Loan, with an aggregate principal balance as of the Cut-off Date of $[_______], will be included in the issuing entity. Although the Trust Subordinate Companion Loan will be an asset of the issuing entity, amounts distributable in respect of the Trust Subordinate Companion Loan pursuant to the related intercreditor agreement will be payable only to the [LOAN-SPECIFIC CLASS] certificates. [FOR PURPOSES OF THIS PROSPECTUS, IT IS ASSUMED THAT ONE SUBORDINATE COMPANION LOAN WILL BE AN ASSET OF THE ISSUING ENTITY (AND REFERRED TO HERE IN AS A TRUST SUBORDINATE COMPANION LOAN), AND WOULD BE REPRESENTED BY A LOAN-SPECIFIC CLASS OF CERTIFICATES, WE ALSO ASSUME THE POSSIBILITY OF A SUBORDINATE COMPANION LOAN THAT IS AN ASSET OWNED BY A THIRD PARTY AND NOT BY THE ISSUING ENTITY. IN THE CASE OF THAT SUBORDINATE COMPANION LOAN, THERE IS NO LOAN-SPECIFIC CLASS OF CERTIFICATES ISSUED, AND THE RIGHTS AND OBLIGATIONS OF THE HOLDER OF THE SUBORDINATE COMPANION LOAN WOULD BE EXERCISED OR PERFORMED BY THAT HOLDER, RATHER THAN, AS IS SET FORTH IN THIS PROSPECTUS, BY A HOLDER OF THE LOAN-SPECIFIC CLASS OF CERTIFICATES (SOMETIMES REFERRED TO IN THIS PROSPECTUS AS THE LOAN SPECIFIC DIRECTING CERTIFICATEHOLDER.)]
Of the Mortgage Loans to be included in the Issuing Entity:
•
[__] ([_]) Mortgage Loans (together with the GS Bank Mortgage Loans, the “GSMC Mortgage Loans”), representing approximately [_]% of the Initial Pool Balance, were originated by Goldman Sachs Mortgage Company, a New York limited partnership (“GSMC”);

•	[__] ([_]) Mortgage Loans (the “[__________]”), representing approximately [_]% of the Initial Pool Balance, were originated by [_____________], a [____] [________] (“[____________]”); ; and
•
[__] ([_]) Mortgage Loans (the “GS Bank Mortgage Loans”), representing approximately [_]% of the Initial Pool Balance, were originated by Goldman Sachs Bank USA, a New York State-Chartered Bank (“GS Bank”).

GSMC, GS Bank and [_____] are referred to in this prospectus as the “Originators”. The GS Bank Mortgage Loans were originated for sale to GSMC.  GSMC has acquired or will acquire the GS Bank Mortgage Loans on or prior to the Closing Date.

The Mortgage Loans and Whole Loans were originated or acquired by the mortgage loan sellers set forth in the following chart and such entities will sell their respective Mortgage Loans and the Trust Subordinate Companion Loan to the depositor, which will turn sell the Mortgage Loans and the Trust Subordinate Companion Loan to the issuing entity:
Sellers of the Mortgage Loans
Seller	Number of Mortgage Loans	Aggregate Cut‑Off Date Balance of Mortgage Loans	Approx. % of Initial Pool Balance
[___]	[___]	$[___]	[___]%
[___]	[___]	[___]	[___]
[___]	[___]	[___]	[___]
[___]	[___]	[___]	[___]
Total	[___]	$[___]	[___]%

(1)	[Add appropriate footnotes.]
Each of the Mortgage Loans [or Whole Loans] is evidenced by one or more promissory notes or similar evidence of indebtedness (each a “Mortgage Note”) and, in each case, secured by (or, in the case of an indemnity deed of trust, backed by a guaranty that is secured by) a mortgage, deed of trust or other similar security instrument (a “Mortgage”) creating a first lien on a fee simple and/or leasehold interest in a commercial or multifamily real property] (each, a “Mortgaged Property”).
The Mortgage Loans are generally non-recourse loans. In the event of a borrower default on a non-recourse Mortgage Loan, recourse may be had only against the specific Mortgaged Property and the other limited assets securing such Mortgage Loan, and not against the related borrower’s other assets. The Mortgage Loans are not insured or guaranteed by the sponsors, the mortgage loan sellers or any other person or entity unrelated to the respective borrower.  You should consider all of the Mortgage Loans to be nonrecourse loans as to which recourse in the case of default will be limited to the specific property and other assets, if any, pledged to secure the related Mortgage Loan.
Certain Calculations and Definitions
This prospectus sets forth certain information with respect to the Mortgage Loans and the Mortgaged Properties. The sum in any column of the tables presented in Annex A-2 and Annex A-3 may not equal the indicated total due to rounding. The information in Annex A-1 with respect to the Mortgage Loans (or Whole Loans, if applicable) and the Mortgaged Properties is based upon the pool of the Mortgage Loans as it is expected to be constituted as of the close of business on the [___] (the “Closing Date”), assuming that (i) all scheduled principal and interest payments due on or before the Cut-off Date will be made and (ii) there will be no principal prepayments on or before the Closing Date. The statistics in Annex A-1, Annex A-2 and Annex A-3 were primarily derived from information provided to the depositor by each sponsor, which information may have been obtained from the borrowers.
All percentages of the Mortgage Loans and Mortgaged Properties, or of any specified group of Mortgage Loans and Mortgaged Properties, referred to in this prospectus without further description are approximate percentages of the Initial Pool Balance by Cut-off Date Balances and/or the allocated loan amount allocated to such Mortgaged Properties as of the Cut-off Date.
All information presented in this prospectus with respect to each Mortgage Loan with one or more Pari Passu Companion Loans is calculated in a manner that reflects the aggregate indebtedness evidenced by that Mortgage Loan and the related Pari Passu Companion Loan(s), unless otherwise indicated. [All information presented in this prospectus with respect to each Mortgage Loan with one or more Subordinate Companion Loans is calculated without regard to such Subordinate Companion Loan, unless otherwise indicated.

Unless otherwise specified, (i) references to a Mortgaged Property (or portfolio of Mortgaged Properties) by name refer to such Mortgaged Property (or portfolio of Mortgaged Properties) so identified on Annex A-1, (ii) references to a Mortgage Loan by name refer to such Mortgage Loan secured by the related Mortgaged Property (or portfolio of Mortgaged Properties) so identified on Annex A-1, (iii) any parenthetical with a percent next to a Mortgaged Property name (or portfolio of Mortgaged Properties name) indicates the approximate percent (or approximate aggregate percent) that the outstanding principal balance of the related Mortgage Loan (or, if applicable, the allocated loan amount with respect to such Mortgaged Property) represents of the Initial Pool Balance, and (iv) any parenthetical with a percent next to a Mortgage Loan name or a group of Mortgage Loans indicates the approximate percent (or approximate aggregate percent) that the outstanding principal balance of such Mortgage Loan or the aggregate outstanding principal balance of such group of Mortgage Loans, as applicable, represents of the Initial Pool Balance.
 Definitions For purposes of this prospectus, including the information presented in the Annexes, to this prospectus, the indicated terms have the following meanings:
“ADR” means, for any hospitality property, average daily rate.
“Allocated Loan Amount” means, in the case of Mortgage Loans secured by multiple Mortgaged Properties, the allocated Cut-off Date Balance for each Mortgaged Property based on an allocated loan amount that has been assigned to the related Mortgaged Properties based upon one or more of the related appraised values, the related underwritten net cash flow or prior allocations reflected in the related Mortgage Loan documents; provided that with respect to any Whole Loan secured by a portfolio of Mortgaged Properties, the Allocated Loan Amount represents only the pro rata portion of the related Mortgage Loan principal balance amount relative to the related Whole Loan principal balance.  Information presented in this prospectus with respect to the Mortgaged Properties expressed as a percentage of the Initial Pool Balance reflects the Allocated Loan Amount allocated to such Mortgaged Property as of the Cut-off Date.
“Annual Debt Service” generally means, for any Mortgage Loan or Companion Loan, the current annualized debt service payable on such Mortgage Loan or Companion Loan as of [______] (or, in the case of any Mortgage Loan or Companion Loan that has its first due date in [_______], the anticipated annualized debt service payable on such Mortgage Loan or Companion Loan as of [______]); provided that with respect to each Mortgage Loan with a partial interest only period, the Annual Debt Service is calculated based on the debt service due under such Mortgage Loan or Companion Loan during the amortization period. Additionally, with respect to a Mortgage Loan that is part of a Whole Loan that amortizes based on the non-standard amortization schedule set forth on [Annex [n]] to this prospectus, the Annual Debt Service reflects the aggregate payment due during the initial 12 months following the Closing Date. In the case of any Whole Loan, Annual Debt Service is calculated with respect to the Mortgage Loan including any relegated Pari Passu Companion Loan (but without regard to any related Subordinate Companion Loan.
“Appraised Value” means, for each of the Mortgaged Properties and any date of determination, the most current appraised value of such Mortgaged Property as determined by an appraisal of the Mortgaged Property and in accordance with Member of the Appraisal Institute (“MAI”) standards.  With respect to each Mortgaged Property, the Appraised Value set forth on Annex A-1 to this prospectus is the “as-is” appraised value unless otherwise specified under “Description of the Mortgage Pool—Appraised Value” in this prospectus, and is in each case as determined by an appraisal made not more than [__] months prior to the origination date of the related Mortgage Loan as described under “Appraisal Date” on Annex A-1 to this prospectus.  The appraisals for certain of the Mortgaged Properties may state an “as stabilized,” “as complete,” “as repaired,” “hypothetical,” “prospective as-is” or “as renovated” value as well as an “as-is” value for such Mortgaged Properties that assumes that certain events will occur with respect to the re-tenanting, construction, renovation or repairs or other repositioning of the Mortgaged Property, and such “as stabilized” values may, to the extent indicated, be reflected elsewhere in this prospectus, on Annex A-1 to this prospectus.  For such Appraised Values and other values on a property-by-property basis, see, Annex A-1 of this prospectus and the related footnotes. With respect to a Mortgage Loan secured by the portfolio of Mortgaged Properties, the Appraised Value represents the “as is”, “as complete” or “as stabilized” value for the portfolio of Mortgaged Properties as a collective whole, which may be higher than the aggregate of the “as is” “as complete” or as stabilized” appraised value of the individual Mortgage Properties.  In addition, for certain Mortgage Loans, the LTV Ratio at Maturity was calculated based on the “as stabilized” appraised value for the related Mortgaged Property. We cannot assure you that the value of any particular Mortgaged Property will not have declined from the Appraised Value shown on Annex A-1 to this prospectus.  We make no representation that any Appraised Value presented in this prospectus would approximate either the value of that would be determined in a current appraisal of the Mortgaged Property or the amount that would be realized upon a sale of Mortgaged Property as described under the definition of “LTV Ratio at Maturity”.
“Balloon Balance” means, with respect to any Mortgage Loan or Companion Loan, the principal balance scheduled to be due on such Mortgage Loan or Companion Loan at maturity (or, in the case of any ARD Loan, at the related Anticipated Repayment Date) assuming that all monthly debt service payments are timely received and there are no prepayments or defaults.
“Crossed Group” identifies each group of Mortgage Loans in the Mortgage Pool that are cross-collateralized and cross-defaulted with each other.  Each Crossed Group is identified by a separate letter on [Annex A-1] to this prospectus.
“Cut-off Date Balance” of any Mortgage Loan or Companion Loan, will be the unpaid principal balance of that Mortgage Loan or Companion Loan, as of the Cut-off Date after application of all payments due on or before that date, whether or not received.
“Cut-off Date LTV Ratio” or “Cut-off Date Loan-to-Value Ratio” generally means, with respect to any Mortgage Loan, the ratio, expressed as a percentage of (1) the Cut-off Date Balance of that Mortgage Loan set forth on Annex A-1 to this prospectus divided by (2) the Appraised Value of the related Mortgaged Property or Mortgaged Properties set forth on Annex A-1 to this prospectus, except as set forth below:
•
with respect to each Mortgage Loan that is part of a Whole Loan, the calculation of Cut-off Date LTV Ratio is based on the aggregate principal balance of such Mortgage Loan and the related pari passu Companion Loan(s), but not any related Subordinate Companion Loan unless expressly stated otherwise;

•
with respect to any cross-collateralized and cross-defaulted Mortgage Loan, such terms mean the ratio, expressed as a percentage, of the aggregate Cut-off Date Balance of the applicable Crossed Group, divided by the aggregate Appraised Values of the related Mortgaged Properties; and

•
with respect to the Mortgage Loan secured by the portfolio of Mortgaged Properties identified on Annex A-1 to this prospectus as [_________], representing approximately [___]% of the Initial Pool Balance, the Cut-off Date LTV Ratio was calculated by deducting a $[_____] economic holdback reserved for at origination from the Cut-off Date Balance. The Cut-off Date LTV Ratio for the Mortgage Loan calculated without adjusting for the holdback is [____]%.

“Debt Yield on Underwritten Net Cash Flow”, “Debt Yield on Underwritten NCF” or “UW NCF Debt Yield”  means, with respect to any Mortgage Loan, the related Underwritten Net Cash Flow divided by the Cut-off Date Balance of that Mortgage Loan, except as set forth below:
•
with respect to each Mortgage Loan that is part of a Whole Loan, the calculation of Debt Yield on Underwritten Net Cash Flow is based on the aggregate principal balance of such Mortgage Loan and the related pari passu Companion Loan(s), but not any related Subordinate Companion Loan unless expressly stated otherwise; and

•
with respect to any cross-collateralized and cross-defaulted Mortgage Loan, such terms mean the ratio of the aggregate Underwritten Net Cash Flow produced by the related Mortgaged Properties, divided by the aggregate Cut-off Date Balance of the applicable Crossed Group.

“Debt Yield on Underwritten Net Operating Income”, “Debt Yield on Underwritten NOI” “UW NOI DY” means, with respect to any Mortgage Loan, the related Underwritten Net Operating Income divided by the Cut-off Date Balance of that Mortgage Loan, except as set forth below:
•
with respect to each Mortgage Loan that is part of a Whole Loan, the calculation of Debt Yield on Underwritten Net Operating Income is based on the aggregate principal balance of such Mortgage Loan and the related pari passu Companion Loan(s), but not any related Subordinate Companion Loan unless expressly stated otherwise; and

•
with respect to any cross-collateralized and cross-defaulted Mortgage Loan, such terms mean the ratio of the aggregate Underwritten Net Operating Income produced by the related Mortgaged Properties, divided by the aggregate Cut-off Date Balance of the applicable Crossed Group.

“DSCR”, “Debt Service Coverage Ratio”, “Cut-off Date DSCR” or “UW NCF DSCR” generally means, for any Mortgage Loan, the ratio of Underwritten Net Cash Flow produced by the related Mortgaged Property or Mortgaged Properties to the aggregate amount of the Annual Debt Service, except as set forth below:
•
with respect to each Mortgage Loan that is part of a Whole Loan, the calculation of the DSCR is based on the aggregate Annual Debt Service that is due in connection with such Mortgage Loan and the related pari passu Companion Loan(s), but not any related Subordinate Companion Loan unless expressly stated otherwise; and

•
with respect to any cross-collateralized and cross-defaulted Mortgage Loan, such terms mean the ratio of the aggregate Underwritten Net Cash Flow produced by the related Mortgaged Properties divided by the aggregate Annual Debt Service that is due in connection with the applicable Crossed Group.

“Hard Lockbox” means that the borrower is required to direct the tenants to pay rents directly to a lockbox account controlled by the lender. Hospitality, multifamily and manufactured housing community properties are considered to have a hard lockbox if credit card receivables are required to be deposited directly into the lockbox account even though cash, checks or “over the counter” receipts are deposited by the manager of the related Mortgaged Property into the lockbox account controlled by the lender. [With respect to the Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 to this prospectus as [__________], representing approximately [___]% of the Initial Pool Balance, the manager established an operating account (and borrower has pledged its rights in such account to the lender) pursuant to the management agreement into which all of the foregoing amounts are deposited, following which the property manager is only required to transfer to the lender’s cash management account (which is subject to an account control agreement and pledged to the lender) amounts from that operating account that would otherwise be payable to the borrower under the related management agreement, after payment of operating expenses, management fees and any reserves administered in accordance with the management agreement, and the manager will otherwise have unrestricted access to funds in the operating account to the extent and for the purposes set forth in the management agreement until the management agreement has been terminated, however,  the loan agreement prohibits the borrower or operating lessee from withdrawing or transferring money from such operating account during the continuance of an event of default under the related loan documents.]
“In-Place Cash Management” means, for funds directed into a lockbox, such funds are generally not made immediately available to the related borrower, but instead are forwarded to a cash management account controlled by the lender and the funds are disbursed according to the related loan documents with any excess remitted to the related borrower (unless an event of default under the Mortgage Loan documents or one or more specified trigger events have occurred and are outstanding) generally on a daily basis. With respect to the Mortgage Loan secured by the Mortgaged Property identified on Annex A-

1 to this prospectus as [__________], representing [____]% of the Initial Pool Balance, see the description of the related lockbox account under the definition of “Hard Lockbox” above.
“Largest Tenant” means, with respect to any Mortgaged Property, the tenant occupying the largest amount of net rentable square feet.
“Largest Tenant Lease Expiration” means the date at which the applicable Largest Tenant’s lease is scheduled to expire.
“Loan Per Unit” means the principal balance per unit of measure as of the Cut-off Date.
 “LTV Ratio at Maturity”, “Maturity Date Loan-to-Value Ratio” or “Maturity Date LTV Ratio” with respect to any Mortgage Loan, the ratio, expressed as a percentage of (1) the Balloon Balance of such Mortgage Loan as adjusted to give effect to the amortization of the applicable Mortgage Loan as of its maturity date, assuming no prepayments or defaults, divided by (2) the Appraised Value of the related Mortgaged Property or Mortgaged Properties shown on Annex A-1 to this prospectus, except as set forth below:
•
with respect to each Mortgage Loan that is part of a Whole Loan, the calculation of the LTV Ratio at Maturity is based on the aggregate Balloon Balance at maturity of such Mortgage Loan and the related pari passu Companion Loan(s), but not any related Subordinate Companion Loan unless expressly stated otherwise;

•
with respect to any cross-collateralized and cross-defaulted Mortgage Loan, such terms mean the ratio, expressed as a percentage, of the aggregate Balloon Balance of the applicable Crossed Group divided by the aggregate Appraised Value of the related Mortgaged Properties; and

•
with respect to the Mortgaged Properties that secure the Mortgage Loans or Crossed Group listed in the following table, the respective LTV Ratio at Maturity was calculated using the related “as stabilized” Appraised Value, as opposed to the “as-is” Appraised Values, each as set forth in the following table:

Mortgage Loan Name	% of Initial Pool Balance	Maturity Date LTV Ratio (“As Stabilized”)	“As Stabilized” Appraised Value	Maturity Date LTV Ratio (“As-Is”)	“As-Is” Appraised Value
[____]	[____]%	[____]%	$[____]	[____]%	$[____]
[____]	[____]%	[____]%	$[____]	[____]%	$[____]
[____]	[____]%	[____]%	$[____]	[____]%	$[____]
[____]	[____]%	[____]%	$[____]	[____]%	$[____]
[____]	[____]%	[____]%	$[____]	[____]%	$[____]
[____]	[____]%	[____]%	$[____]	[____]%	$[____]
[____]	[____]%	[____]%	$[____]	[____]%	$[____]
[____]	[____]%	[____]%	$[____]	[____]%	$[____]

“Most Recent NOI” and “Trailing 12 NOI” (which is for the period ending as of the date specified in Annex A-1 to this prospectus) is the net operating income for a Mortgaged Property as established by information provided by the borrowers, except that in certain cases such net operating income has been adjusted by removing certain non-recurring expenses and revenue or by certain other normalizations.  Most Recent NOI and Trailing 12 NOI do not necessarily reflect accrual of certain costs such as taxes and capital expenditures and do not reflect non-cash items such as depreciation or amortization.  In some cases, capital expenditures may have been treated by a borrower as an expense or expenses treated as capital expenditures.  Most Recent NOI and Trailing 12 NOI were not necessarily determined in accordance with generally accepted accounting principles.  Moreover, Most Recent NOI and Trailing 12 NOI are not a substitute for net income determined in accordance with generally accepted accounting principles as a measure of the results of a property’s operations or a substitute for cash flows from operating activities determined in accordance with generally accepted accounting principles as a measure of liquidity and in certain cases may reflect partial year annualizations.

“Occupancy” means, unless the context clearly indicates otherwise, (i) in the case of multifamily, rental, manufactured housing community and mixed use (to the extent the related Mortgaged Property includes multifamily space) properties, the percentage of rental Units, Beds or Pads, as applicable, that are rented as of the Occupancy Date; (ii) in the case of office, retail, industrial, mixed use (to the extent the related Mortgaged Property includes retail or office space) and self storage properties, the percentage of the net rentable square footage rented as of the Occupancy Date (subject to, in the case of certain Mortgage Loans, one or more of the additional leasing assumptions); and (iii) in the case of hospitality properties, the percentage of available Rooms occupied for the trailing 12-month period ending on Occupancy Date.  In some cases, occupancy was calculated based on assumptions regarding occupancy, such as the assumption that a certain tenant at the Mortgaged Property that has executed a lease, but has not yet taken occupancy and/or has not yet commenced paying rent, will take occupancy on a future date generally expected to occur within twelve months of the Cut-off Date; assumptions regarding the renewal of particular leases and/or the re-leasing of certain space at the related Mortgaged Property; in some cases, assumptions regarding leases under negotiation being executed; in some cases, assumptions regarding tenants taking additional space in the future if currently committed to do so or, in some cases, the exclusion of dark tenants, tenants with material aged receivables, tenants that may have already given notice to vacate their space, bankrupt tenants that have not yet affirmed their lease and certain additional leasing assumptions.  See footnotes to Annex A-1 to this prospectus for additional occupancy assumptions. We cannot assure you that the assumptions made with respect to any Mortgaged Property will, in fact, be consistent with that Mortgaged Property’s actual occupancy.  See “—Tenant Issues” below.
“Occupancy Date” means the date of determination of the Occupancy of a Mortgaged Property.
“Original Balance” means the principal balance of the Mortgage Loan as of the date of origination.
“Prepayment Penalty Description” or “Prepayment Provision” means the number of payments from the first due date through and including the maturity date for which a Mortgage Loan is, as applicable, (i) locked out from prepayment, (ii) provides for payment of a prepayment premium or yield maintenance charge in connection with a prepayment, (iii) permits defeasance and/or (iv) permits prepayment without a payment of a prepayment premium or a yield maintenance charge.
“Related Group” identifies each group of Mortgage Loans in the Mortgage Pool with sponsors affiliated with other sponsors in the Mortgage Pool.  Each Related Group is identified by a separate number on Annex A-1 to this prospectus.
“RevPAR” means, with respect to any hospitality property, revenues per available room.
“Soft Lockbox” means that the related borrower is required to deposit or cause the property manager to deposit all rents collected into a lockbox account.  Hospitality, multifamily and manufactured housing community properties are considered to have a soft lockbox if credit card receivables, cash, checks or “over the counter” receipts are deposited into the lockbox account by the borrower or property manager.
[“Soft Springing Lockbox” means that the related borrower is required to deposit, or cause the property manager to deposit, all rents collected into a lockbox account until the occurrence of an event of default or one or more specified trigger events under the loan documents, at which time the lockbox account converts to a Hard Lockbox.]
“Square Feet”, “SF” or “Sq. Ft.” means, in the case of a Mortgaged Property operated as a retail center, office, industrial/warehouse facility, combination retail/office or other single purpose property, the square footage of the net rentable or leasable area.
“Springing Cash Management” means, until the occurrence of an event of default or one or more specified trigger events under the Mortgage Loan documents, revenue from the lockbox is forwarded to an account controlled by the related borrower or is otherwise made available to the related borrower. Upon the occurrence of an event of default or such a trigger event, the Mortgage Loan documents require the related revenue to be forwarded to a cash management account controlled by the lender and the funds are disbursed according to the related loan documents.
[“Springing Lockbox” means a lockbox that is not currently in place, but the related loan documents require the imposition of a lockbox account upon the occurrence of an event of default or one or more specified trigger events under the loan documents.]
“T-12” and “TTM” each means trailing 12 months.
“Underwritten Expenses” with respect to any Mortgage Loan or Mortgaged Property, means an estimate of  (a) operating expenses (such as utilities, administrative expenses, repairs and maintenance, management and franchise fees and advertising):and (b) fixed expenses (such as insurance, real estate taxes and, if applicable, ground, space or air rights lease payments) as determined by the related Originator and generally derived from historical expenses at the Mortgaged Property, the borrower’s budget or appraiser’s estimate, in some cases adjusted for significant occupancy increases and a market-rate management fee and subject to certain assumptions and subjective judgments of each mortgage loan seller as described under the definition of “Underwritten Net Operating Income”.  We cannot assure you that the assumptions made with respect to any Mortgaged Property will, in fact, be consistent with that Mortgaged Property’s actual performance.
The “Underwritten Net Cash Flow,” “Underwritten NCF” or “UW NCF” with respect to any Mortgage Loan or Mortgaged Property, means cash flow available for debt service, generally equal to the Underwritten NOI decreased by an amount that the related mortgage loan seller has determined for tenant improvement and leasing commissions and / or replacement reserves for capital items.  Underwritten NCF does not reflect debt service or non-cash items such as depreciation or amortization.
The Underwritten Net Cash Flow for each Mortgaged Property is calculated based on the basis of numerous assumptions and subjective judgments (including, but not limited to, with respect to future occupancy and rental rates), which, if ultimately proved erroneous, could cause the actual net cash flow for the Mortgaged Property to differ materially from the Underwritten Net Cash Flow set forth in this prospectus.  In some cases, historical net cash flow for a particular Mortgaged Property, and/or the net cash flow assumed by the applicable appraiser in determining the Appraised Value of the Mortgaged Property, may be less (and, perhaps, materially less) than the Underwritten Net Cash Flow shown in this prospectus for such Mortgaged Property.  No representation is made as to the future cash flows of the Mortgaged Properties, nor is the Underwritten Net Cash Flows set forth in this prospectus intended to represent such future cash flows.  See “Risk Factors—Underwritten Net Cash Flow Could Be Based On Incorrect or Failed Assumptions” in this prospectus.
“Underwritten Net Operating Income” or “Underwritten NOI” with respect to any Mortgage Loan or Mortgaged Property, means Underwritten Revenues less Underwritten Expenses, as both are determined by the related mortgage loan seller, based in part upon borrower supplied information (including but not limited to a rent roll, leases, operating statements and budget) for a recent period which is generally the 12 months prior to the origination date or acquisition date of the Mortgage Loan (or Whole Loan, if applicable), adjusted for specific property, tenant and market considerations.  Historical operating statements may not be available for newly constructed Mortgaged Properties, Mortgaged Properties with triple net leases, Mortgaged Properties that have recently undergone substantial renovations and/or newly acquired Mortgaged Properties.
The Underwritten NOI for each Mortgaged Property is calculated based on the basis of numerous assumptions and subjective judgments (including, but not limited to, with respect to future occupancy and rental rates), which, if ultimately proved erroneous, could cause the actual net operating income for the Mortgaged Property to differ materially from the Underwritten NOI set forth in this prospectus.  In some cases, historical net operating income for a particular Mortgaged Property, and/or the net operating income assumed by the applicable appraiser in determining the Appraised Value of the Mortgaged Property, may be less (and, perhaps, materially less) than the Underwritten NOI shown in this prospectus for such Mortgaged Property.  No representation is made as to the future cash flows of the Mortgaged

Properties, nor is the Underwritten NOI set forth in this prospectus intended to represent such future cash flows.
“Underwritten Revenues” or “Underwritten EGI” with respect to any Mortgage Loan or Mortgaged Property, means an estimate of operating revenues, as determined by the related mortgage loan seller and generally derived from the rental revenue based on leases in place, leases that have been executed but the tenant is not yet paying rent, leases that are being negotiated and expected to be signed, additional space that a tenant has committed to take and in certain cases contractual rent steps generally within [12] months [(or, in the case of one Mortgaged Property, up to [__] months)] past the Cut-off Date, in certain cases an appraiser’s estimates of rental income, and in some cases adjusted downward to market rates, with vacancy rates equal to the Mortgaged Property’s historical rate, current rate, market rate or an assumed vacancy as determined by the related mortgage loan seller; plus any additional recurring revenue fees. In some cases the related mortgage loan seller included revenue otherwise payable by a tenant but for the existence of an initial “free rent” period or a permitted rent abatement while the leased space is built out. Additionally, in determining rental revenue for multifamily rental, manufactured housing community and self storage properties, the related mortgage loan seller either reviewed rental revenue shown on the certified rolling 12-month operating statements or annualized the rental revenue and reimbursement of expenses shown on rent rolls or recent partial year operating statements with respect to the prior one- to 12-month periods or in some cases may have relied on information provided in the appraisal for market rental rates and vacancy.  See “—Tenant Issues” below.
“Units”, “Rooms”, “Beds” or “Pads”  means (a) in the case of a Mortgaged Property operated as multifamily housing, the number of apartments, regardless of the size of or number of rooms in such apartment, (b) in the case of a Mortgaged Property operated as a hospitality property, the number of guest rooms, (c) in the case of certain Mortgaged Properties operating as student housing, the number of beds or (d)  in the case of a Mortgaged Property operated as a manufactured housing community property, the number of pads for manufactured homes.
“Weighted Average Mortgage Loan Rate” means the weighted average of the Mortgage Rates as of the Cut-off Date.

Mortgage Pool Characteristics
Overview
Cut‑off Date Mortgage Loan Characteristics
All Mortgage Loans
Initial Pool Balance	$[___]
Number of Mortgage Loans	[___]
Number of Mortgaged Properties	[___]
Number of crossed loan pools	[___]
Crossed loan pools as a percentage	[___]%
Range of Cut‑off Date Balances	$[___] to $[___]
Average Cut‑off Date Balance	$[___]
Range of Mortgage Rates	[___]% to [___]%
Weighted average Mortgage Rate	[___]%
Range of original terms to maturity	[___] months to [___] months
Weighted average original term to maturity	[___] months
Range of remaining terms to maturity	[___] months to [___] months
Weighted average remaining term to maturity	[___] months
Range of original amortization term	[___] months to [___] months
Weighted average original amortization term	[___] months
Range of remaining amortization terms	[___] months to [___] months
Weighted average remaining amortization term	[___] months
Range of LTV Ratios	[___]% to [___]%
Weighted average LTV Ratio	[___]%
Range of LTV Ratios as of the maturity date	[___]% to [___]%
Weighted average LTV Ratio as of the maturity date	[___]%
Range of UW NCF DSCR	[___]x to [___]x
Weighted average UW NCF DSCR	[___]x
Range of UW NOI Debt Yield	[___]% to [___]%
Weighted average UW NOI Debt Yield	[___]%
Percentage of Initial Pool Balance consisting of:
Interest Only‑Balloon	[___]%
Full-Term Amortizing Balloon	[___]%
Partial Interest-Only	[___]%
ARD‑Interest-Only	[___]%
ARD‑Interest-Only Balloon	[___]%
ARD Balloon	[___]%

*	[THESE ARE REPRESENTATIVE CHARACTERISTICS THAT WILL VARY FROM DEAL TO DEAL]
(1)	Subject to a permitted variance of plus or minus 5%.
[#]	[Insert appropriate footnotes to identify material clarifications and explanations for the specific assets in the mortgage pool.]
[#]
[In the case of the [__] mortgage loans, collectively representing approximately [__]% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, each of which has one or more pari passu companion loans [or a subordinate companion loan] that are not included in the issuing entity, the debt service coverage ratios, loan-to-value ratios and debt yield have been calculated including the related pari passu companion loans [but excluding any related subordinate companion loan].]

[#]
Debt service coverage ratios are calculated using the average of the principal and interest payments for the first twelve payment periods of the mortgage loan following the cut-off date (but without regard to any leap year adjustments), provided that (i) in the case of a mortgage loan that provides for interest-only payments through maturity or its anticipated repayment date, as applicable, such items are calculated based on the interest payments scheduled to be due on the first due date following the cut-off date and the 11 due dates thereafter for such mortgage loan and (iii) in the case of a mortgage loan that provides for an initial interest-only period that ends prior to maturity or its anticipated repayment date, as applicable, and provides for scheduled amortization payments thereafter, such items are calculated based on the monthly payment of principal and interest payable immediately following the expiration of the interest-only period.

[The issuing entity will include [____] Mortgage Loans, representing approximately [___]% of the Initial Pool Balance, that represent the obligations of multiple borrowers that are liable on a joint and several basis for the repayment of the entire indebtedness evidenced by the related Mortgage Loan and/or represent separate obligations of each borrower that are cross-collateralized and cross-defaulted with each other.]
See also “—Certain Calculations and Definitions” above for important general and specific information regarding the manner of calculation of the underwritten debt service coverage ratios and loan-to-value ratios. See also “—Certain Terms of the Mortgage Loans” below for important information relating to certain payment and other terms of the Mortgage Loans.
Property Types
The table below shows the property type concentrations of the Mortgaged Properties:
Property Type Distribution(1)
Property Type	Number of Mortgaged Properties	Aggregate Cut‑off Date Balance(1)	Approx. % of Initial Pool Balance
Retail
[Anchored]	[___]	$[___]	[___]%
[Shadow Anchored]	[___]	[___]	[___]
[Unanchored]	[___]	[___]	[___]
[Single Tenant]	[___]	[___]	[___]
[Outlet Center]	[___]	[___]	[___]
[Regional Mall]	[___]	[___]	[___]
Office	[___]	[___]	[___]
[CBD]	[___]	[___]	[___]
[Suburban]	[___]	[___]	[___]
[Medical]	[___]	[___]	[___]
Multifamily
[Garden]	[___]	[___]	[___]
[High Rise]	[___]	[___]	[___]
[Mid Rise]	[___]	[___]	[___]
[Student Housing]	[___]	[___]	[___]
[Senior Housing]	[___]	[___]	[___]
Hospitality Property
[Full Service]	[___]	[___]	[___]
[Limited‑Service]	[___]	[___]	[___]
[Select Service]	[___]	[___]	[___]
[Extended Stay]	[___]	[___]	[___]
Mixed Use
[Retail/Office]	[___]	[___]	[___]
[Retail/Parking]	[___]	[___]	[___]
Other	[___]	[___]	[___]
Industrial
[Warehouse/distribution]	[___]	[___]	[___]
[Flex]	[___]	[___]	[___]
Manufactured Housing
Self‑Storage	[___]	[___]	[___]
Total	[___]	$[___]	[___]%

-
(1)
Because this table presents information relating to Mortgaged Properties and not Mortgage Loans, the information for Mortgage Loans secured by more than one Mortgaged Property is based on Allocated Loan Amounts as set forth in Annex A-1.

 Retail Properties.With respect to the retail properties[, mixed use properties and office properties] with retail components set forth in the above chart:
•	[ADD DISCLOSURES REGARDING OPERATING COVENANTS, IF APPROPRIATE]

•	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

See “Risk Factors-Risks Relating to the Mortgage Loans—Retail Properties Have Special Risks” and “—Specialty Use Concentrations” below and “Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.
 Office Properties.With respect to the office properties set forth in the above chart [and mixed use properties] that include office tenants:
•	[ADD DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]
See “Risk Factors—Risks Relating to the Mortgage Loans—Retail Properties Have Special Risks” and “—Specialty Use Concentrations” below and “Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.
 Multifamily Properties.With respect to the multifamily properties set forth in the above chart:
•
[______] Mortgaged Properties identified on Annex A-1 as [_________], securing approximately [____]% of the Initial Pool Balance by Allocated Loan Amount, have [ADD DISCLOSURES SPECIFICALLY RELATING TO TENANT TYPES (E.G., STUDENTS, MILITARY BASE PERSONNEL, EMPLOYEES OF A PARTICULAR INDUSTRY)]

•	[ADD DISCLOSURES REGARDING PROPERTIES THAT ARE SUBJECT TO:
1.	RESTRICTIONS ON THE AGE OF TENANTS;
2.	GOVERNMENTAL ASSISTANCE/RENT SUBSIDY PROGRAMS SUCH AS THE SECTION 8 TENANT-BASED ASSISTANCE RENTAL CERTIFICATE PROGRAM OF THE U.S. DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT OR A SIMILAR PROGRAM;
3.
STATE AND LOCAL REGULATIONS, ORDINANCE OR AFFORDABLE HOUSING COVENANTS, WHICH MAY AFFECT THE BUILDING OWNER’S ABILITY TO INCREASE RENT TO MARKET RENT FOR AN EQUIVALENT APARTMENT OR MAY REQUIRE THE BUILDING OWNER TO RENT UNITS TO INDIVIDUALS MEETING LOW INCOME REQUIREMENTS; AND

4.	ANY TAX CREDIT OR PILOT PROGRAM]
•	[ADD DISCLOSURES REGARDING PROPERTIES THAT ARE RESIDENTIAL COOPERATIVE BUILDINGS AND THE LENDER UNDER THE BUILDING ARE OWNED OR LEASED BY A NON-PROFIT RESIDENTIAL COOPERATIVE CORPORATION]
•	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]
See “Risk Factors—Risks Relating to the Mortgage Loans—Multifamily Properties Have Special Risks”.
 Hospitality Properties.With respect to the hospitality properties set forth in the above chart:
•
[[______] Mortgaged Properties identified on Annex A-1 as [_________], securing approximately [____]% of the Initial Pool Balance by Allocated Loan Amount, are flagged hospitality properties that are affiliated with any franchise or hospitality management company through a franchise or management agreement, and describe any material issues with respect to franchise agreement.]

The following table shows the breakdown of each Mortgaged Property associated with a hotel brand through a license, franchise agreement, operating agreement or management agreement.

Mortgaged Property Name	Mortgage Loan Cut‑off Date Balance	Percentage (%) of the Initial Pool Balance by Allocated Loan Amount	Expiration/Termination of Related License/ Franchise Agreement, Operating Agreement or Management Agreement	Maturity Date of the Related Mortgage Loan
[___]	$[___]	[___]%	[___]	[___]
•	[[______] Mortgaged Properties identified on Annex A-1 as [_________], securing approximately [____]% of the Initial Pool Balance by Allocated Loan Amount, are not flagged hospitality properties];
•
[ADD DISCLOSURES REGARDING PROPERTIES THAT MAY DERIVE A SIGNIFICANT PORTION OF THE REVENUE FROM THE OPERATIONS OF ENTERTAINMENT COMPLEXES THAT INCLUDE RESTAURANTS, LOUNGES, NIGHTCLUBS AND/OR BANQUET AND MEETING SPACES]

•	[ADD DISCLOSURES REGARDING PROPERTIES WITH ANY LIQUOR LICENSING ISSUES]
•
[ADD DISCLOSURES REGARDING MORTGAGED PROPERTIES THAT ARE SUBJECT TO CERTAIN PIP AND OTHER RENOVATION AND REPLACEMENT REQUIREMENTS UNDER THE RELATED FRANCHISE AGREEMENT AND FRANCHISOR PROGRAM REQUIREMENTS] See “—Redevelopment, Renovation and Expansion” below.]

•	[ADD DISCLOSURES REGARDING ANY ISSUES WITH THE FRANCHISE AGREEMENT, LICENSES AND MANAGEMENT AGREEMENT, IF APPROPRIATE]
•	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]]
See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Affiliation with a Franchise or Hotel Management Company” and “—Hospitality Properties Have Special Risks” and “—Specialty Use Concentrations” below and “Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.
 Self-Storage Properties.With respect to the self-storage properties set forth in the above chart:
•	[ADD DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]
[[__] Mortgaged Properties identified on Annex A‑1 as [_____], representing [__]% of the Initial Pool Balance by Allocated Loan Amount derive a portion of the Underwritten Revenue from one or more of (a) rent derived from truck rentals located at the related Mortgaged Property, (b) rent derived from cell tower leases, (c) the leasing of certain parking spaces located at the related Mortgaged Properties for purposes of recreational vehicle and boat storage and/or (d) rent derived from commercial/retail tenants operating at the related Mortgaged Property.]
See “Risk Factors—Risks Relating to the Mortgage Loans—Self-Storage Properties Have Special Risks”.
 Mixed Use Properties.With respect to the mixed-use properties set forth in the above chart:
•
[Each of the mixed use Mortgaged Properties has one or more retail, office, parking and/or multifamily components.]  See “Risk Factors—Risks Relating to the Mortgage Loans—Retail Properties Have Special Risks”, “—Office Properties Have Special Risks” and “—Multifamily Properties Have Special Risks”, as applicable.

•	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]

Certain of the mixed use Mortgaged Properties may have specialty uses.  See “—Specialty Use Concentrations” below.
See “Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.
 Industrial Properties.With respect to the industrial properties set forth in the above chart:
•	[ADD DISCLOSURES REGARDING COLD STORAGE FACILITIES]
•	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]
[[__] Mortgaged Properties identified on Annex A‑1 as [_____], representing [__]% of the Initial Pool Balance by Allocated Loan Amount derive a portion of the Underwritten Revenues from revenue from (a) rent derived from the leasing of office space at the Mortgaged Property and (b) rent derived from cell tower leases.]
See “Risk Factors—Risks Relating to the Mortgage Loans—Industrial Properties Have Special Risks”.
 Manufactured Housing Community Properties.With respect to the manufactured housing community set forth in the above chart:
•
[[___] [(__)] Mortgaged Properties identified on Annex A-1 as [_________], securing approximately [____]% of the Initial Pool Balance by Allocated Loan Amount, are recreational vehicle resorts or have a significant portion of the properties that are intended for short-term recreational vehicle hook-ups.]

•	[DESCRIBE ANY PORTION OF MANUFACTURED HOUSING COMMUNITY PROPERTIES THAT ARE NOT PART OF THE COLLATERAL OR INCLUDED IN THE UNDERWRITING]
•	[ADD OTHER DISCLOSURES REGARDING THIS PROPERTY TYPE, IF APPROPRIATE]
See “Risk Factors—Risks Relating to the Mortgage Loans—Manufactured Housing Community Properties Have Special Risks”.
 Specialty Use Concentrations.Certain Mortgaged Properties have one of the 5 largest tenants that operates its space as a specialty use that may not allow the space to be readily converted to be suitable for another type of tenant, as set forth in the following table.
Specialty Use	Number of Mortgaged Properties	Approx. % of Initial Pool Balance	% of Net Rentable Area at the Related Mortgaged Property
[Medical, dental, physical therapy or veterinary offices or clinics, outpatient facilities, research or diagnostic laboratories or health management services and/or health professional schools]	[___]	[___]%	[___]%
[Restaurant]	[___]	[___]%	[___]%
[Parking garages/accounts]	[___]	[___]%	[___]%
[Gas Station]	[___]	[___]%	[___]%
[Theater]	[___]	[___]%	[___]%
[Gym, fitness center or a health club]	[___]	[___]%	[___]%
[Bank branch]	[___]	[___]%	[___]%
[School or educational facility a beauty and cosmetology school]	[___]	[___]%	[___]%
[LIST OTHER SPECIALTY USE]	[___]	[___]%	[___]%
Total

See “Risk Factors—Risks Relating to the Mortgage Loans—Some Mortgaged Properties May Not Be Readily Convertible to Alternative Uses”.
Significant Mortgage Loans and Significant Obligors
[The Mortgaged Property identified on Annex A-1 as [_______], securing a Mortgage Loan that represents approximately [__]%, of the Initial Pool Balance, is a “significant obligor” as such term is used in Items 1101 and 1112 of Regulation AB with respect to this offering. See Annex A-3.]
[INCLUDE INFORMATION REQUIRED BY ITEM 1112(a) AND (b) FOR EACH SIGNIFICANT OBLIGOR]
Mortgage Loan Concentrations
Top Ten Mortgage Loans or Groups of Cross-Collateralized Mortgage Loans
The following table shows certain information regarding the ten largest Mortgage Loans or groups of crossed loans by Cut-off Date Balance:

Loan Name	Mortgage Loan Cut‑off Date Balance	Approx. % of Initial Pool Balance	Loan per Unit(1)	UW NCF DSCR(1)	Cut‑off Date LTV Ratio(1)	Property Type
[____________]	$[________]	[____]%	$[_______]	[____]x	[_____]%	[_____]
[____________]	$[________]	[____]%	$[_______]	[____]x	[_____]%	[_____]
[____________]	$[________]	[____]%	$[_______]	[____]x	[_____]%	[_____]
[____________]	$[________]	[____]%	$[_______]	[____]x	[_____]%	[_____]
[____________]	$[________]	[____]%	$[_______]	[____]x	[_____]%	[_____]
[____________]	$[________]	[____]%	$[_______]	[____]x	[_____]%	[_____]
[____________]	$[________]	[____]%	$[_______]	[____]x	[_____]%	[_____]
[____________]	$[________]	[____]%	$[_______]	[____]x	[_____]%	[_____]
[____________]	$[________]	[____]%	$[_______]	[____]x	[_____]%	[_____]
[____________]	$[________]	[____]%	$[_______]	[____]x	[_____]%	[_____]

Top 10 Total/Weighted Average	$[________]	[____]%		[____]x	[_____]%
(1)
In the case of each of the Mortgage Loans that is part of an AB Whole Loan, the calculation of the Loan per Unit, UW NCF DSCR and Cut-off Date LTV Ratio for each such Mortgage Loan is calculated based on the principal balance, debt service payment and Underwritten Net Cash Flow for the Mortgage Loan included in the issuing entity and the related Pari Passu Companion Loan in the aggregate, but excludes the principal balance and debt service payment of any related Subordinate Companion Loan.

(2)	[ADD OTHER FOOTNOTES, IF APPROPRIATE]
See “—Assessments of Property Value and Condition” for additional information.
For more information regarding the ten largest Mortgage Loans and/or loan concentrations and related Mortgaged Properties, see the individual Mortgage Loan and portfolio descriptions under “Description of the Top Ten Mortgage Loans” in Annex A-3. Other than with respect to the top ten Mortgage Loans identified in the table above, each of the other Mortgage Loans represents no more than [_____]% of the Initial Pool Balance.
See “Risk Factors—Risks Relating to the Mortgage Loans-—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses”.
Cross-Collateralized Mortgage Loans; Multi-Property Mortgage Loans and Related Borrower Mortgage Loans
The pool of Mortgage Loans will include [_____] Mortgage Loans, set forth in the table below entitled “Cross-Collateralized/Multi-Property Mortgage Loans”, representing approximately [_____]% of the Initial Pool Balance, which are each secured by two or more properties. In some cases, however, the amount of the mortgage lien encumbering a particular property may be less than the full amount of indebtedness under the Mortgage Loan, generally to minimize recording tax. In such instances, the mortgage amount may equal a specified percentage (generally ranging from [_____]% to [_____]%, inclusive) of the appraised value or Allocated Loan Amount for the particular Mortgaged Property. This would limit the extent to which proceeds from that property would be available to offset declines in value of the other Mortgaged Properties securing the same Mortgage Loan or group of cross-collateralized Mortgage Loans.
The table below shows each individual Mortgage Loan that is secured by two or more Mortgaged Properties and each group of cross-collateralized Mortgage Loans.
Cross-Collateralized/Multi-Property Mortgage Loans
Mortgage Loan/Property Portfolio Names	Aggregate Cut‑off Date Balance	Approx. % of Initial Pool Balance
[____________]	$[________]	[_______]%
[____________]	[________]	[_______]
[____________]	[________]	[_______]
[____________]	[________]	[_______]
[____________]	[________]	[_______]
Total	$[________]	[_______]%
[In some cases, an individual Mortgaged Property may be comprised of two or more parcels that may not be contiguous or may be owned by separate borrowers. For example, with respect to the Mortgage Loans secured by the Mortgaged Properties identified as [_________] on Annex A-1, representing approximately [_____]% of the Initial Pool Balance, the related Mortgaged Properties are comprised of more than one (1) parcel, which in some cases are owned by separate borrowers.]
[[______] groups of Mortgage Loans, set forth in the table below entitled “Related Borrower Loans”, representing approximately [_____]% of the Initial Pool Balance, are not cross-collateralized but have borrower sponsors related to each other, but no group of Mortgage Loans having borrower sponsors that are related to each other represents more than approximately [___]% of the Initial Pool Balance. The following table shows each group of Mortgage Loans having borrowers that are related to each other. See “Risk Factors—Risks Relating to the Mortgage Loans—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses” in addition to Annex A-1.]
Related Borrower Loans (Other than Cross-Collateralized Groups)
Mortgage Loan	Aggregate Cut‑off Date Principal Balance	Approx. % of Initial Pool Balance
Group [___]:
[______]	$[______]	[______]%
[______]	[______]	[______]
Total for Group [____]:	$[______]	[______]%
Group [__]:
[______]	$[______]	[______]%
[______]	[______]	[______]
Total for Group [__]:	$[______]	[______]%
[ADD ADDITIONAL LOAN GROUPS]
Mortgage loans with related borrowers are identified under “Related Borrower” on Annex A-1. See “Risk Factors—Risks Relating to the Mortgage Loans—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses” in addition to Annex A-1 and the related footnotes.

Geographic Concentrations
This table shows the states that have concentrations of Mortgaged Properties that secure [___]% or more of the Initial Pool Balance:
Geographic Distribution(1)
State(2)	Number of Mortgaged Properties	Aggregate Cut‑off Date Balance	% of Initial Pool Balance
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%
[___]	[___]	$[_____]	[___]%

-
(1)
Because this table presents information relating to Mortgaged Properties and not the Mortgage Loans, the information for any Mortgaged Property that is one of multiple Mortgaged Properties securing a particular Mortgage Loan is based on an Allocated Loan Amount as stated in Annex A-2.

(2)	[ADD APPROPRIATE FOOTNOTES]
The remaining Mortgaged Properties are located throughout [_______] other states, with no more than [_____]% of the Initial Pool Balance by Allocated Loan Amount secured by Mortgaged Properties located in any such jurisdiction.
Certain Mortgaged Properties are located in the following geographic areas or the regions of the United States that are more susceptible to [an economic downturn, natural disasters or hazards, terrorist attacks or political crises]:
Mortgaged Properties securing approximately [____]% of the Initial Pool Balance by Allocated Loan Amount, are located in  [NAMES OF STATES], and may be more generally susceptible to floods or hurricanes than properties in other parts of the country.
Mortgaged Properties securing approximately [____]% of the Initial Pool Balance by Allocated Loan Amount, are located in [_______] and are more susceptible to wildfires.
Mortgaged Properties securing approximately [____]% of the Initial Pool Balance by Allocated Loan Amount, are located in areas that are considered a high earthquake risk (seismic zones 3 or 4), and seismic reports were prepared with respect to these Mortgaged Properties, and based on those reports, no Mortgaged Property has a seismic expected loss greater than [__]%.
[ADD DISCLOSURES REGARDING ANY PROPERTIES LOCATED IN A US TERRITORY OR FOREIGN COUNTRY.  [The unpaid principal balance, as of the Cut‑off Date, of the loans secured by such properties will not be in excess of 10% of the Initial Pool Balance.]
[ADD ADDITIONAL DISCLOSURES REGARDING GEOGRAPHICAL CONCENTRATION, IF APPROPRIATE]
Mortgaged Properties With Limited Prior Operating History
[___] of the Mortgaged Properties identified on Annex A-1 to this prospectus as [___], representing approximately [___] of the Initial Pool Balance, by allocated loan amount, have limited operating history (e.g. less than 2 full years of historical financials) due to an acquisition, new construction, substantial renovation and/or repositioning of the respective Mortgaged Property.

[___] of the Mortgaged Properties identified on Annex A-1 to prospectus as [___], representing Approximately [___]% of the Initial Pool Balance, by allocated loan amount, have no operating history because they were acquired, constructed, substantially renovated or in a lease-up period within the [12]-month period preceding the origination date of the respective Mortgage Loan.
[ADD ADDITIONAL DISCLOSURES REGARDING LIMITED PRIOR OPERATING HISTORY, IF APPROPRIATE.]
See “Risk Factors—Risks Relating to the Mortgage Loans-—Limited Information Causes Uncertainty”.
Tenancies-in-Common
[___] [(__)] Mortgaged Properties identified as [_________] on Annex A-1, representing [__]% of the Initial Pool Balance, have one or more borrowers that own all or a portion of the related Mortgaged Property as tenants-in-common, and the respective tenants-in-common have agreed to a waiver of their rights of partition. See “Risk Factors—Risks Relating to the Mortgage Loans—Tenancies-in-Common May Hinder Recovery”.
[ADD ADDITIONAL DISCLOSURES REGARDING TENANCIES-IN-COMMON, IF APPROPRIATE]
See “Risk Factors—Risks Relating to the Mortgage Loans—The Borrower’s Form of Entity May Cause Special Risks” and “—Tenancies-in-Common May Hinder Recovery”.
[Condominium Interests
[__] of the Mortgage Loans secured by Mortgaged Properties identified on Annex A-1 as [_____] and [_____], representing approximately [__]% and [__]%, respectively, of the Initial Pool Balance, respectively, are secured, in certain cases, in part, by the related borrower’s interest in one or more units in a condominium. [With respect to all such Mortgage Loans (other than as described below)], the borrower generally controls the appointment and voting of the condominium board or the condominium owners cannot take actions or cause the condominium association to take actions that would affect the borrower’s unit without the borrower’s consent.]
[ADD DISCLOSURES REGARDING THE CONDOMINIUM DOCUMENTS, IF APPROPRIATE.]
See “Risk Factors—Risks Relating to the Mortgage Loans—Condominium Ownership May Limit Use and Improvements”.]
Fee & Leasehold Estates; Ground Leases
The table below shows the distribution of underlying interests encumbered by the mortgages related to the Mortgaged Properties:
Property Ownership Interest(1)
Property Ownership Interest	Number of Mortgaged Properties	Aggregate Cut‑off Date Balance	Approx. % of Initial Pool Balance
Fee(2)	[___]	$[___]	[___]%
Leasehold	[___]	[___]	[___]
Fee/Leasehold(3)	[___]	[___]	[___]
Total	[___]	$[___]	[___]%

-
(1)
Because this table presents information relating to Mortgaged Properties and not Mortgage Loans, the information for Mortgage Loans secured by more than one Mortgaged Property is based on allocated loan amounts as set forth in Annex A-2.

(2)
[For purposes of this prospectus, an encumbered interest will be characterized as a “fee interest” and not a leasehold interest if (i) the borrower has a fee interest in all or substantially all of the Mortgaged Property (provided that if the borrower has a leasehold interest in any portion of the Mortgaged Property, such portion is not, individually or in the aggregate, material to the use or operation of the Mortgaged Property), or (ii) the Mortgage Loan is secured by the borrower’s leasehold interest in the Mortgaged Property as well as the borrower’s (or other fee owner’s) overlapping fee interest in the related Mortgaged Property.]

(3)	The related Mortgages create a first lien on a combination of fee simple estates and leasehold estates in one or more commercial properties.
In general, unless the related fee interest is also encumbered by the related Mortgage, each of the ground leases has a term that extends at least 20 years beyond the maturity date of the Mortgage Loan (taking into account all freely exercisable extension options) and, except as noted below or in the exceptions to representation no. [__] in Annex D-1 indicated on Annex D-2, contains customary mortgagee protection provisions, including notice and cure rights and the right to enter into a new lease with the applicable ground lessor in the event a ground lease is rejected or terminated.
Mortgage loans secured by ground leases present certain bankruptcy and foreclosure risks not present with Mortgage Loans secured by fee simple estates. See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Related to Ground Leases and Other Leasehold Interests” and “—Leased Fee Properties Have Special Risks”, “Certain Legal Aspects of Mortgage Loans—Foreclosure” and “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.
Environmental Considerations
[An environmental report was prepared for each Mortgaged Property securing a Mortgage Loan no more than[12] months prior to the Cut-off Date.  See Annex A-1 for the date of the environmental report for each Mortgaged Property.  The environmental reports were generally prepared pursuant to the American Society for Testing and Materials standard for a “Phase I” environmental site assessment (the “ESA”).  In addition to the Phase I standards, some of the environmental reports will include additional research, such as limited sampling for asbestos-containing material, lead-based paint, radon or water damage with limited areas of potential or identified mold, depending on the property use and/or age.  Additionally, as needed pursuant to American Society for Testing and Materials standards, supplemental “Phase II” site investigations have been completed for some Mortgaged Properties to further evaluate certain environmental issues, including certain recognized environmental conditions (each, a “REC” ).  A Phase II investigation generally consists of sampling and/or testing.]
[ADD DISCLOSURES REGARDING MORTGAGED PROPERTIES WITH RESPECT TO WHICH THE RELATED ENVIRONMENTAL REPORTS HAVE REVEALED MATERIAL ADVERSE CONDITIONS OR CIRCUMSTANCES AT A MORTGAGED PROPERTY:
•	THAT WERE REMEDIATED OR ABATED BEFORE THE ORIGINATION DATE OF THE RELATED MORTGAGE LOAN OR ARE ANTICIPATED TO BE REMEDIATED OR ABATED BEFORE THE CLOSING DATE;
•	FOR WHICH AN OPERATIONS AND MAINTENANCE PLAN, ABATEMENT AS PART OF ROUTINE MAINTENANCE OR PERIODIC MONITORING OF THE MORTGAGED PROPERTY OR NEARBY PROPERTIES WILL BE IN PLACE OR RECOMMENDED;
•	FOR WHICH AN ESCROW, GUARANTY OR LETTER OF CREDIT FOR THE REMEDIATION WILL HAVE BEEN ESTABLISHED PURSUANT TO THE TERMS OF THE RELATED MORTGAGE LOAN;
•	FOR WHICH AN ENVIRONMENTAL INSURANCE POLICY WILL HAVE BEEN OBTAINED FROM A THIRD PARTY INSURER;

•
FOR WHICH THE PRINCIPAL OF THE BORROWER OR ANOTHER FINANCIALLY RESPONSIBLE PARTY WILL HAVE PROVIDED AN INDEMNITY OR WILL HAVE BEEN REQUIRED TO TAKE, OR WILL BE LIABLE FOR THE FAILURE TO TAKE, SUCH ACTIONS, IF ANY, WITH RESPECT TO SUCH MATTERS AS WILL HAVE BEEN REQUIRED BY THE APPLICABLE GOVERNMENTAL AUTHORITY OR RECOMMENDED BY THE ENVIRONMENTAL REPORTS;

•	FOR WHICH SUCH CONDITIONS OR CIRCUMSTANCES HAVE BEEN INVESTIGATED FURTHER AND THE ENVIRONMENTAL CONSULTANT RECOMMENDED NO FURTHER ACTION OR REMEDIATION;
•
AS TO WHICH THE BORROWER OR OTHER RESPONSIBLE PARTY WILL HAVE OBTAINED, OR WILL BE REQUIRED TO OBTAIN POST-CLOSING, A “NO FURTHER ACTION” LETTER OR OTHER EVIDENCE THAT GOVERNMENTAL AUTHORITIES WOULD NOT BE REQUIRING FURTHER ACTION OR REMEDIATION;

•	THAT WOULD REQUIRE SUBSTANTIAL CLEANUP, REMEDIAL ACTION OR OTHER EXTRAORDINARY RESPONSE UNDER ENVIRONMENTAL LAWS;
•	AS TO WHICH THE RELATED BORROWER HAS OBTAINED ENVIRONMENTAL INSURANCE; OR
•	FOR WHICH THE RELATED BORROWER WILL HAVE AGREED TO SEEK A “CASE CLOSED” OR SIMILAR STATUS FOR THE ISSUE FROM THE APPLICABLE GOVERNMENTAL AGENCY.]
[ADD ADDITIONAL DISCLOSURES RELATING TO ENVIRONMENTAL ISSUES.]
Redevelopment, Renovation and Expansion
Certain of the Mortgaged Properties are properties which are currently undergoing or are expected to undergo redevelopment, renovation or expansion, including with respect to hospitality properties, executing property improvement plans (“PIPs”) required by the franchisors.  Below are descriptions of certain of such Mortgaged Properties.
[INSERT ANY SPECIFIC DISCLOSURES RELATING TO THE MORTGAGED PROPERTIES WHICH ARE CURRENTLY UNDERGOING OR, IN THE FUTURE, ARE EXPECTED TO UNDERGO MATERIAL REDEVELOPMENT, RENOVATION OR EXPANSION, INCLUDING WITH RESPECT TO HOSPITALITY PROPERTIES, PIPs REQUIRED BY THE FRANCHISORS.]
Certain risks related to redevelopment, renovation and expansion at a Mortgaged Property are described in “Risk Factors—Risks Relating to the Mortgage Loans—Risks Related to Redevelopment, Expansion and Renovation at Mortgaged Properties”.
[Assessment of Property Value and Condition
[INSERT ANY SPECIFIC DISCLOSURES RELATING TO THE MORTGAGED PROPERTIES WITH ANY MATERIAL ISSUES NOTED IN THE APPRAISALS, ENGINEERING REPORTS AND ZONING AND SEISMIC REPORTS TO THE EXTENT NOT DISCLOSED UNDER “REDEVELOPMENT, RENOVATION AND EXPANSION” ABOVE.]
Appraisals
For each Mortgaged Property, the mortgage loan seller or other originator obtained a current (within [_______] months of the origination date of the Mortgage Loan) full narrative appraisal conforming at least to the requirements of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (“FIRREA”).

See “Risk Factors—Risks Relating to the Mortgage Loans—Appraisals May Not Reflect Current or Future Market Value of Each Property” and “Description of the Mortgage Pool—Appraised Value”.
Engineering Reports
In connection with the origination of each Mortgage Loan included in the trust, other than as identified below, the mortgage loan seller or other originator obtained an engineering report with respect to the related Mortgaged Property with an engineering report dated within [__] months of the Cut-off Date.
See “Risk Factors—Risks Relating to the Mortgage Loans—Appraisals May Not Reflect Current or Future Market Value of Each Property”.
Zoning and Building Code Compliance and Condemnation
In connection with the origination of each Mortgage Loan included in the trust, the mortgage loan seller or other originator generally examined whether the use and occupancy of the related real property collateral was in material compliance with zoning, land-use, building rules, regulations and orders then applicable to that property. In addition, certain Mortgaged Properties may be legal non-conforming uses that may be restricted after certain events, such as casualties, at the Mortgaged Properties.
See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Related to Zoning Non-Compliance and Use Restrictions” and see representation number [__] in “Annex D-1—Mortgage Loan Seller Representations and Warranties” and any exceptions to that representation in “Annex D-2—Exceptions to Mortgage Loan Seller Representations and Warranties”.]
Litigation and Other Considerations
[INSERT ANY SPECIFIC LITIGATION ISSUES, CONDEMNATION PROCEEDINGS OR SIMILAR DISCLOSURES REGARDING THE MORTGAGED PROPERTIES, THE BORROWERS OR SPONSORS.]
See “Risk Factors—Risks Relating to the Mortgage Loans—Litigation Regarding the Mortgaged Properties or Borrowers May Impair Your Distributions”.
Loan Purpose; Default History, Bankruptcy Issues and Other Proceedings
Loan Purpose
•	[_____] of the Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, were originated in connection with the borrower’s acquisition of the related Mortgaged Property.
•
[_____] of the Mortgage Loans, representing [____]% of the Initial Pool Balance, were originated in connection with the borrower’s refinancing of a previous mortgage loan. [Insert a disclosure regarding a refinancing of any loan that was in default or in special servicing at the time of refinancing or subject to a discounted pay-offs or workout.]

•	[[____] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, were modified due to previous delinquencies or impending delinquencies.]
•	[ADD DISCLOSURES REGARDING ANY CURRENT MATERIAL TENANT THAT IS OR WAS A PARTY TO BANKRUPTCY PROCEEDINGS]
•
[ADD DISCLOSURES REGARDING ANY MATERIAL PRIOR BORROWER/SPONSOR/GUARANTOR THAT WAS A PARTY TO BANKRUPTCY PROCEEDINGS, FORECLOSURE PROCEEDINGS, DEED-IN-LIEU OF FORECLOSURE TRANSACTIONS AND/OR MORTGAGE LOAN WORKOUTS]

•	[ADD ANY OTHER MATERIAL MORTGAGE LOAN SPECIFIC BANKRUPTCY ISSUES OR PAYMENT OR NON-PAYMENT DEFAULT HISTORY OF THE BORROWER, GUARANTOR, SPONSOR OR ANY OTHER PARTY TO A MORTGAGE LOAN, IF APPROPRIATE.]
Certain risks relating to bankruptcy proceedings are described in “Risk Factors—Risks Relating to the Mortgage Loans—A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans” and “—Litigation Regarding the Mortgaged Properties or Borrowers May Impair Your Distributions” and “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.
Default History, Bankruptcy Issues and Other Proceedings
With respect to certain of the Mortgage Loans, (a) related borrowers, sponsors and/or key principals (or affiliates thereof) have previously sponsored, been a key principal with respect to, or been a payment or non‑recourse carveout guarantor on mortgage loans secured by, real estate projects (including in some such cases, the particular Mortgaged Property or Mortgaged Properties referenced above in this sentence) that became the subject of foreclosure proceedings or a deed in lieu of foreclosure or bankruptcy proceedings or directly or indirectly secured a real estate loan or a real estate related mezzanine loan that was the subject of a discounted payoff or (b) a Mortgaged Property was acquired by the related borrower or an affiliate thereof through foreclosure or a deed in lieu of foreclosure, as part of an REO transaction, at a foreclosure sale or out of receivership.
For example, within approximately the last 10 years, with respect to the 10 largest Mortgage Loans or groups of cross-collateralized and cross-defaulted Mortgage Loans:
•	[ADD DISCLOSURES REGARDING THE 15 LARGEST MORTGAGE LOANS]
With respect to certain of the Mortgage Loans, related borrowers, sponsors and/or key principals (or affiliates thereof) may previously have been the subject of personal bankruptcy proceedings, or a related Mortgaged Property has previously been involved in a borrower, principal or tenant bankruptcy. For example, within approximately the last 10 years, with respect to the 20 largest Mortgage Loans:
•	[ADD DISCLOSURES REGARDING THE 20 LARGEST MORTGAGE LOANS]
We cannot assure you that there are no other bankruptcy proceedings, foreclosure proceedings, deed-in-lieu of foreclosure transactions and/or mortgage loan workout matters that involved one or more Mortgage Loans or Mortgaged Properties, and/or a guarantor, borrower, borrower sponsor or other party to a Mortgage Loan.
Certain risks relating to bankruptcy proceedings are described in “Risk Factors—Risks Relating to the Mortgage Loans—A Bankruptcy Proceeding May Result in Losses and Delays in Realizing on the Mortgage Loans”, “—Litigation Regarding the Mortgaged Properties or Borrowers May Impair Your Distributions”  and “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.
Tenant Issues
Tenant Concentrations
The Mortgaged Properties have tenant concentrations as set forth below:
•
[_____] of the Mortgaged Properties, securing in whole or in part [__] Mortgage Loans, representing approximately [__]% of the Initial Pool Balance by Allocated Loan Amount are leased to a single tenant.

•
[_____] is one of the five largest tenants by SF as set forth in Annex A-1 at [__] of the mortgaged properties securing [__] Mortgage Loans, representing in the aggregate approximately [__]% of the aggregate principal balance of the pool of Mortgage Loans as of the Cut-off Date by Allocated Loan Amount.

•	[ADD DISCLOSURES REGARDING SINGLE TENANTS, IF APPROPRIATE].
See “—Lease Expirations and Terminations” below, “Risk Factors—Risks Relating to the Mortgage Loans—Risks of Commercial and Multifamily Lending Generally”, “—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—A Tenant Concentration May Result in Increased Losses” and “—Concentrations Based on Property Type, Geography, Related Borrowers and Other Factors May Disproportionately Increase Losses”.
Lease Expirations and Terminations
 Expirations.Certain of the Mortgaged Properties are subject to tenant leases that expire before the maturity date of the related Mortgage Loan. For tenant lease expiration information in the form of a lease rollover chart relating to each of the top [ten] Mortgage Loans, see the related summaries attached as Annex A-3 to the prospectus. In addition, see Annex A-1 for tenant lease expiration dates for the five largest tenants (based on net rentable area leased) at each retail, office, mixed use and industrial Mortgaged Property. Even if none of the top five tenants at a particular Mortgaged Property, as identified on Annex A-1 have leases that expire before, or shortly after, the maturity of the related Mortgage Loan, there may still be a significant percentage of leases at a particular Mortgaged Property that expire in a single calendar year, a rolling 12-month period or prior to, or shortly after, the maturity of a Mortgage Loan. Furthermore, some of the Mortgaged Properties have significant leases or a significant concentration of leases that expire before, or shortly after, the maturity of the related Mortgage Loan. Identified below are certain material lease expirations or concentrations of lease expirations with respect to the Mortgaged Properties:
•	In certain cases, the lease of a single tenant, major tenant or anchor tenant at a multi-tenanted Mortgaged Property expires prior to the maturity date of the related Mortgage Loan.
With respect to the Mortgage Loans secured, in whole or in part, by the Mortgaged Property identified in the table below, such Mortgaged Property is occupied by a single tenant under a lease which expires prior to, or in the same year of, the maturity or anticipated repayment date of the related Mortgage Loan.
Mortgaged Property Name	% of the Initial Pool Balance by Allocated Loan Amount	Lease Expiration Date	Maturity Date
[___]	[___]%	[___]	[___]
•
With respect to the Mortgaged Properties shown in the table below, one or more leases representing 50% or greater of the net rentable square footage of the related Mortgaged Property (excluding Mortgaged Properties leased to a single tenant and set forth in the bullet above) expire in a single calendar year prior to, or the same year as, the maturity of the related Mortgage Loan. There may be other Mortgaged Properties as to which leases representing at least 50% or greater of the net rentable square footage of the related Mortgaged Property expire over several calendar years prior to maturity of the related Mortgage Loan.

Mortgaged Property Name	% of the Initial Pool Balance by Allocated Loan Amount	% of Leased SF Expiring	Calendar Year of Expiration	Maturity Date
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
[___]	[___]%	[___]%	[___]	[___]
•
In addition, with respect to certain other Mortgaged Properties, there are leases that represent in the aggregate a material portion (but less than 50%) of the net rentable square footage of the related Mortgaged Property that expire in a single calendar year prior to, or shortly after, the maturity of the related Mortgage Loan.

•	[ADD DISCLOSURES REGARDING OTHER TENANT LEASE EXPIRATION ISSUES, IF APPROPRIATE]
See Annex A-1 for tenant lease expiration dates for the five largest tenants (based on net rentable area leased) at each retail, office, mixed use and industrial Mortgaged Property.
 Terminations.Terminations.  Certain Mortgage Loans have material lease early termination options.  Leases often give tenants the right to terminate the related lease, abate or reduce the related rent, and/or exercise certain remedies against the related borrower for various reasons or upon various conditions, including (i) if the borrower for the applicable Mortgaged Property allows uses at the Mortgaged Property in violation of use restrictions in current tenant leases, (ii) if the borrower or any of its affiliates owns other properties within a certain radius of the Mortgaged Property and allows uses at those properties in violation of use restrictions, (iii) if the related borrower fails to provide a designated number of parking spaces, (iv) if there is construction at the related Mortgaged Property or an adjacent property (whether or not such adjacent property is owned or controlled by the borrower or any of its affiliates) that may interfere with visibility of, access to or a tenant's use of the Mortgaged Property or otherwise violate the terms of a tenant’s lease, (v) upon casualty or condemnation with respect to all or a portion of the Mortgaged Property that renders such Mortgaged Property unsuitable for a tenant’s use or if the borrower fails to rebuild such Mortgaged Property within a certain time, (vi) if a tenant's use is not permitted by zoning or applicable law, (vii) if the tenant is unable to exercise an expansion right, (viii) if the landlord defaults on its obligations under the lease, (ix) if a landlord leases space at the mortgaged property or within a certain radius of the mortgaged property to a competitor, (x) if the tenant fails to meet certain sales targets or other business objectives for a specified period of time, (xi) if certain anchor or significant tenants at the subject property go dark or terminate their leases, (xii) if the landlord violates the tenant’s exclusive use rights for a specified period of time, or (xiii) based upon contingencies other than those set forth in this “—Lease Expirations and Terminations” section.  In certain cases, compliance or satisfaction of landlord covenants may be the responsibility of a third party affiliated with the borrower or, in the event that partial releases of the applicable Mortgaged Property are permitted, an unaffiliated or affiliated third party.  We cannot assure you that all or any of the borrowers will comply with their lease covenants or such third parties will act in a manner required to avoid any termination and/or abatement rights of the related tenant.

Identified below are certain termination rights or situations in which the tenant may no longer occupy its leased space rights or pay full rent.
Certain of the tenant leases permit the related tenant to unilaterally terminate its lease or otherwise reduce its leased space upon providing notice of such termination within a specified period prior to the termination date.  For example, among the 5 largest tenants by net rentable square footage at the Mortgaged Properties securing the largest 10 Mortgage Loans by aggregate Cut-off Date Balance, or those Mortgaged Properties with a tenant that leases at least 20% of the net rentable square footage at the related Mortgaged Property (in each case excluding government tenants, which are described further below):
•	[PROVIDE INFORMATION FOR ANY TOP 5 TENANTS AT A TOP 10 LOAN OR TENANTS WHO LEASE 20% OR MORE OF THE NSF]
Certain of the tenant leases may permit the related tenant to terminate its lease and/or abate or reduce rent if the tenant fails to meet certain sales targets or other business objectives for a specified period of time.  We cannot assure you that all or any of these tenants will meet the sales targets or business objectives required to avoid any termination and/or abatement rights. For example, taking into account the 5 largest tenants by net rentable square footage at those Mortgaged Properties securing the largest 20 Mortgage Loans by aggregate Cut-off Date Balance or those Mortgaged Properties with a tenant that leases at least 20% of the net rentable square footage at the related Mortgaged Property:
•	[PROVIDE INFORMATION FOR ANY TOP 5 TENANT AT A TOP 20 LOAN OR OTHER MATERIAL SITUATIONS WITH TERMINATIONS BASED ON SALES TARGETS/BUSINESS OBJECTIVES]
Certain of the Mortgaged Properties may have tenants that sublet a portion of their space or have provided notice of their intent to sublet out a portion of their space in the future.  For example, among the 5 largest tenants (based on net rentable area) at the 20 largest Mortgage Loans or in cases where 10% or more of the aggregate net rentable area at a Mortgaged Property is sublet:
•	[PROVIDE INFORMATION FOR ANY TOP 5 TENANT AT A TOP 20 LOAN OR TENANTS WHO SUBLEASE 10% OR MORE OF THE NRA]
Certain of the tenant leases for the Mortgaged Properties may permit affected tenants to terminate their leases and/or abate or reduce rent if another tenant at the Mortgaged Property or a tenant at an adjacent or nearby property terminates its lease or goes dark, or if a specified percentage of the Mortgaged Property is unoccupied. For example, taking into account the 5 largest tenants by net rentable square footage at those Mortgaged Properties securing the largest 20 Mortgage Loans by aggregate Cut-off Date Balance:
•	[PROVIDE INFORMATION FOR ANY TOP 5 TENANT AT A TOP 20 LOAN OR TENANTS WHO HAVE CO-TENANCY PROVISIONS]
Certain of the tenant leases may permit a tenant to go dark at any time.  For example, taking into account the 5 largest tenants by net rentable square footage at those Mortgaged Properties securing the largest 20 Mortgage Loans by aggregate Cut-off Date Balance or in cases where any Mortgaged Property is leased to a single tenant who has the option to go dark:
•	[PROVIDE INFORMATION FOR ANY TOP 5 TENANT AT A TOP 20 LOAN OR SINGLE TENANTS WITH GO-DARK PROVISIONS]

Certain Mortgaged Properties may have tenants or sub-tenants that are charitable institutions that generally rely on contributions from individuals and government grants or other subsidies to pay rent on office space and other operating expenses. For example:
•	[PROVIDE INFORMATION FOR ANY TENANT OR LEASE GUARANTOR THAT IS A NOT FOR PROFIT ENTITY OR THAT RELIES ON GOVERNMENT SUBSIDIES]
Certain of the Mortgaged Properties as set forth in the table below, may be leased in whole or in part by government sponsored tenants. Government sponsored tenants frequently have the right to cancel their leases at any time or after a specific time (in some cases after the delivery of notice) or for lack of appropriations. For example, set forth below are certain government leases that individually represent more than 5% of the base rent at the related Mortgaged Property and have these types of risks. One or more other leases at the related Mortgaged Property representing less than 5% of the base rent could also have these types of risks.
Mortgaged Property Name	% of Initial Pool Balance by Allocated Loan Amount	Tenant	% of Net Rentable Area	% of Base Rent
[____]	[___]%	[____](1)	[___]%	[___]%
[____]	[___]%	[____](2)	[___]%	[___]%

(1)	The tenant may terminate its lease at any time by giving 6 months’ notice and subject to certain conditions in its lease.
(2)	The tenant may terminate its lease at any time after [____] by giving [__] days’ prior notice.
Certain other tenants may have the right to terminate the related lease or abate or reduce the related rent if the related borrower violates covenants under the related lease or if third parties take certain actions that adversely affect such tenants’ business or operations.
Certain of the tenant leases may permit the related tenant to terminate its lease based upon contingencies other than those set forth above in this “—Terminations” section.
See “Description of the Top Ten Mortgage Loans” on Annex A-3 to this prospectus for more information on material termination options relating to the largest [10] Mortgage Loans.
Other.
Tenants under certain leases included in the Underwritten Net Cash Flow, Underwritten NOI and/or Occupancy may not be in physical occupancy, may not have begun paying rent or may be in negotiation.  For example, [with respect to single tenant properties or tenants that are one of the top five tenants at a Mortgaged Property identified on Annex A-1 or tenants individually or in the aggregate representing more than 25% of the net rentable area at the Mortgaged Property, certain of such tenants have not taken possession or commenced paying rent as set forth below]:
•
[ADD DISCLOSURES REGARDING TENANTS OF THE MORTGAGED PROPERTIES THAT HAVE EXECUTED LEASES, BUT HAVE NOT YET TAKEN OCCUPANCY OR HAVE SIGNED A LETTER OF INTENT BUT NOT EXECUTED A LEASE WITH RESPECT TO THE RELATED SPACE.]

•	[ADD DISCLOSURES REGARDING TENANTS WHOSE LEASE TERMS ARE UNDER NEGOTIATION BUT NOT YET SIGNED.]
•	[ADD DISCLOSURES REGARDING TENANTS THAT ARE IN RENT ABATEMENT PERIODS.]
•	[ADD OTHER DISCLOSURES REGARDING TENANT ISSUES, IF APPROPRIATE.]

See “Risk Factors—Risks Relating to the Mortgage Loans—Underwritten Net Cash Flow Could Be Based On Incorrect or Failed Assumptions”.
See Annex A-3 for more information on other tenant matters relating to the largest 10 Mortgage Loans.
Purchase Options and Rights of First Refusal
Below are certain purchase options and rights of first refusal to purchase all or a portion of the Mortgaged Property with respect to certain of the Mortgaged Properties.
•	[INSERT ANY PURCHASE OPTIONS AND RIGHTS OF FIRST REFUSAL.]
See “Risk Factors—Risks Relating to the Mortgage Loans—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Leases That Are Not Subordinated to the Lien of the Mortgage or Do Not Contain Attornment Provisions May Have an Adverse Impact at Foreclosure”.
[Credit Lease Loans]
[__] Mortgage Loans (the “Credit Lease Loans”), representing approximately [____]% of the Initial Pool Balance, are backed by lease obligations (a “Credit Lease”) of a tenant (each, a “Tenant”). Each Credit Lease has a primary lease term (the “Primary Term”) that expires on or after the maturity date of the related Credit Lease Loan. The Credit Lease Loans are scheduled to be repaid from scheduled monthly rental payments (“Monthly Rental Payments”) which are equal to or greater than the scheduled payment of all principal, interest and other amounts due each month on the related Credit Lease Loan. Notwithstanding the foregoing, the borrowers remain liable for all obligations under the Credit Lease Loans (subject to the non-recourse provisions).
The following table sets forth certain information regarding the Credit Lease Loans:
Property Name	Cut‑off Date Balance	Percentage Of Initial Pool Balance	Tenant/Lease Guarantor	Lease Type

%
%
%
%
%
%
%
-
(1)
The tenant may cancel the Credit Lease under certain circumstances in the event of a casualty or condemnation [(or, with respect to the [______] Mortgage Loan, condemnation only)] of the related Mortgaged Property without the payment of the outstanding principal amount of the related Credit Lease Loan plus all accrued interest. The related borrower has obtained an insurance policy to cover the occurrences of certain rent abatement or termination rights of the tenant.

(2)	The borrower is responsible for structural repairs. Monthly reserves have been established and are taken from the tenant’s lease payments to cover this obligation.
[With respect to [__] Credit Lease Loans (identified as [__] and [__] on Annex A-1), representing approximately [____]% of the Initial Pool Balance, interest payments are due on the first day of each month and are calculated based upon a 30 day month and a 360 day year. Principal payments, per a schedule, are due on the first day of each calendar year. Those principal payments are scheduled to correspond with payments due under the related leases.]
Each mortgagor under a Credit Lease Loan has assigned to the mortgagee of the related Credit Lease Loan (each, a “Credit Lease Assignment”), as security for the mortgagor’s obligations, the mortgagor’s rights under the Credit Leases and its rights to all income and profits to be derived from the operation and leasing of the related property (each, a “Credit Lease Property”), including, but not limited to, an assignment of any guarantee of the Tenant’s obligations under the Credit Lease and an assignment of the right to receive all Monthly Rental Payments and any other sums due under the Credit Leases.
Each Credit Lease generally provides that the related Tenant must pay all real property taxes and assessments levied or assessed against the related Credit Lease Property, all charges for utility services and other operating expenses incurred in connection with the operation of the related Credit Lease Property. Generally, each Credit Lease Loan provides that if the Tenant defaults beyond applicable notice and grace periods in the performance of any covenant or agreement of that Credit Lease (a “Credit Lease Default”) and the related borrower defaults in its performance under that Credit Lease Loan, the mortgagee may exercise rights under the related Credit Lease Assignment to require the related mortgagor either (1) to terminate that Credit Lease or (2) not to terminate that Credit Lease and exercise any of its rights. A default under a Credit Lease will constitute a default under the related Credit Lease Loan.
While each Credit Lease requires the Tenant to fulfill its payment and maintenance obligations during the term of the Credit Lease, in some cases the Tenant has not covenanted to operate the related Credit Lease Property for the term of the Credit Lease, and the Tenant may at any time cease actual operations at the Credit Lease Property, but it remains obligated to continue to meet all of its obligations under the Credit Lease.
With respect to [__] Credit Lease Loans which are not secured by the assignment of a “bondable lease” (the “Lease Enhancement Policy Loans”), the lender is the beneficiary of a non-cancelable insurance policy (a “Lease Enhancement Policy”) obtained to cover certain lease termination and rent abatement events arising out of a casualty or condemnation (or, with respect to [__] Mortgage Loan (the “[__________]”), representing approximately [__]% of the Initial Pool Balance, condemnation only) of the related Credit Lease Property. A “bondable lease” generally means that the related Tenant has no rights under the terms of the related Credit Lease to terminate the Credit Lease or abate rent due under the Credit Lease, including by reason of the occurrence of certain casualty and condemnation events or the failure of the related mortgagor, as lessor, to perform required maintenance, repairs or replacement, except that the Tenant may have the right to terminate the Credit Lease upon the happening of that kind of casualty or condemnation if the Tenant makes a termination payment which is not less than the then-outstanding principal amount of the related Credit Lease Loan plus all accrued interest. The following table sets forth certain information with respect to each Lease Enhancement Policy for the Lease Enhancement Policy Loans.
Mortgage Loan	Lease Enhancement Policy Issuer	Financial Strength Rating

The Lease Enhancement Policies issued by the related insurer for the related Credit Lease are subject to certain limited exclusions and do not insure interest on the Lease Enhancement Policy Loans for a period of greater than [__] days past the date of the occurrence of a casualty or condemnation event. The Lease Enhancement Policies permit payment of a lump sum payment of all outstanding principal plus, subject to the limitation above, accrued interest in the event of a permitted termination by the related Tenant of its Credit Lease as a result of a casualty or condemnation. If the related Credit Lease permits the related Tenant to abate all or a portion of the rent in the event of a casualty or condemnation, that payment will be in an amount equal to the portion of any Monthly Rental Payments not made by the Tenant for the period from the date the abatement commences until the earlier of the date the abatement ceases or the expiration date of the initial term of the Credit Lease; provided that in the event those payments would exceed the limits of liability under the policy, then the issuer of the related Lease Enhancement Policy, may, at its option, pay the present value of the stream of partial abatement payments in a lump sum. The insurers are also not required to pay amounts due under the related Lease Enhancement Policy Loan other than amounts equal to principal and, subject to the limitation above, accrued interest, and consequently, are not required to pay any amounts equal to prepayment premiums or yield maintenance charges due under the Lease Enhancement Policy or any amounts the related mortgagor is obligated to pay under the Lease Enhancement Policy to reimburse the master servicer or the trustee for outstanding Servicing Advances.
At the end of the term of the Credit Lease, the Tenant is generally obligated to surrender the Credit Lease Property in good order and in its original condition received by the Tenant, except for ordinary wear and tear and repairs required to be performed by the related borrower.
The mortgage loan seller’s underwriting guidelines with respect to the Credit Lease Loans are described under “Transaction Parties—The Sponsors and Mortgage Loan Sellers—The Goldman Originators—Origination and Underwriting Process”.
Affiliated Leases
Certain of the Mortgaged Properties are leased in whole or in part by borrowers or borrower affiliates. Set forth below are examples of Mortgaged Properties or portfolios of Mortgaged Properties at which at least [___]% of (i) the gross income at the Mortgaged Property or portfolio of Mortgaged Properties relates to leases between the borrower and an affiliate of the borrower or (ii) the net rentable area at the Mortgaged Property or portfolio of Mortgaged Properties is leased to an affiliate of the borrower:
•	[ADD DISCLOSURES REGARDING ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO AFFILIATED LEASES.]
•
[OTHER MORTGAGED PROPERTIES MAY HAVE TENANTS THAT ARE AFFILIATED WITH THE RELATED BORROWER BUT THOSE TENANTS DO NOT REPRESENT MORE THAN [___]% OF THE GROSS INCOME OR NET RENTABLE AREA OF THE RELATED MORTGAGED PROPERTY.]

Insurance Considerations
The Mortgage Loans generally require that each Mortgaged Property be insured by a hazard insurance policy in an amount (subject to an approved deductible) at least equal to the lesser of the outstanding principal balance of the related Mortgage Loan and 100% of the replacement cost of the improvements located on the related Mortgaged Property, and if applicable, that the related hazard insurance policy contain appropriate endorsements or have been issued in an amount sufficient to avoid the application of co‑insurance and not permit reduction in insurance proceeds for depreciation; provided that, in the case of certain of the Mortgage Loans, the hazard insurance may be in such other amounts as was required by the related originators.
In general, the standard form of hazard insurance policy covers physical damage to, or destruction of, the improvements on the Mortgaged Property by fire, lightning, explosion, smoke, windstorm and hail, riot or strike and civil commotion, subject to the conditions and exclusions set forth in each policy. Each Mortgage Loan generally also requires the related borrower to maintain comprehensive general liability insurance against claims for personal and bodily injury, death or property damage occurring on, in or about the related Mortgaged Property in an amount generally equal to at least $[1,000,000]. Each Mortgage Loan generally further requires the related borrower to maintain business interruption insurance in an amount not less than approximately 100% of the gross rental income from the related Mortgaged Property for not less than [12] months. In general, the Mortgage Loans (including those secured by Mortgaged Properties located in California) do not require earthquake insurance. [_____] of the Mortgaged Properties, securing [______]% of the Initial Pool Balance, are located in areas that are considered a high earthquake risk (seismic zone 3 or 4). These areas include all or parts of the states of [___________].  Seismic reports were prepared with respect to these Mortgaged Properties, and based on those reports, no Mortgaged Property has a seismic expected loss greater than [__]%.
In the case of [__] Mortgaged Properties which secure in whole or in part [__] Mortgage Loans, representing approximately [___]% of the Initial Pool Balance by Allocated Loan Amount, the related borrowers maintain insurance under blanket policies.

Certain of the Mortgaged Properties may be insured by, or subject to self-insurance on the part of, a sole or significant tenant or the property manager as described below:
•
With respect to the Mortgage Loans secured by the Mortgaged Properties identified on Annex A-1 as [__________], [__________] and [__________] representing approximately [___]% of the Initial Pool Balance, the related borrower may rely on the single tenant’s insurance or self-insurance, so long as the single tenant’s lease is in effect and no default has occurred under the lease and the tenant’s insurance meets the requirements under the related loan documents. If the single tenant fails to provide acceptable insurance coverage, the borrower must obtain or provide supplemental coverage to meet the requirements under the loan documents.

•	[List any other issues related to insurance maintained at any of the Mortgaged Properties.]
Further, with respect to Mortgaged Properties that are part of condominium regimes, the insurance may be maintained by the condominium association rather than the related borrower. Many Mortgage Loans contain limitations on the obligation to obtain terrorism insurance. See “Risk Factors—Risks Relating to the Mortgage Loans—Terrorism Insurance May Not Be Available for All Mortgaged Properties”.
See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Associated with Blanket Insurance Policies or Self-Insurance”.
Use Restrictions
Certain of the Mortgaged Properties are subject to restrictions that restrict the use of such Mortgaged Properties to its current use, place other use restrictions on such Mortgaged Property or limit the related borrower’s ability to make changes to such Mortgaged Property.
•	[DESCRIBE ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO RESTRICTIONS ON CURRENT USE.]
See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Related to Zoning Non-Compliance and Use Restrictions”.
Appraised Value
In certain cases, appraisals may reflect both [“as‑stabilized”][“as-hypothetical”] and “as-is” values. However, the Appraised Value reflected in this prospectus with respect to each Mortgaged Property reflects only the “as-is” value which may be based on certain assumptions, such as future construction completion, projected re-tenanting or increased tenant occupancies [INSERT DISCLOSURE REGARDING MATERIAL UNDERWRITING ASSUMPTIONS] other than as set forth below.  The table below shows the LTV and appraised value using [“as‑stabilized”][“as‑hypothetical”] values, as well as the corresponding LTV and appraised value using “as‑is” values.
Mortgage Loan Name	% of Initial Pool Balance	Cut-off Date LTV Ratio ([“As‑Stabilized”] [“As‑Hypothetical”])	[[“As‑Stabilized”] [“As‑Hypothetical”] Appraised Value]	Cut-off Date LTV Ratio (“As‑Is”)	“As‑Is” Appraised Value
[__]	[__]%	[__]%	$[__]	[__]%	$[__]
See “Risk Factors—Risks Relating to the Mortgage Loans—Appraisals May Not Reflect Current or Future Market Value of Each Property”.

Non-Recourse Carveout Limitations
While the Mortgage Loans generally contain non-recourse carveouts for liabilities such as a result of fraud by the borrower, certain voluntary insolvency proceedings or other matters, certain of the Mortgage Loans may not contain such carveouts or contain limitations to such carveouts. In general, the liquidity and net worth of a non-recourse guarantor under a Mortgage Loan will be less, and may be materially less, than the outstanding principal amount of that Mortgage Loan. In addition, certain Mortgage Loans have additional limitations to the non-recourse carveouts. See Annex D-2 for additional information.
•
With respect to the Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 as [________], representing approximately [___]% of the Initial Pool Balance, the related loan documents provide that the Mortgage Loan is not fully recourse to a separate non-recourse carveout guarantor for voluntary transfers of either the Mortgaged Property or equity interests in the related borrower made in violation of the Mortgage Loan documents. In addition, the non-recourse carveout guarantor is not liable for recourse obligations for losses and damages sustained by reason of (i) breaches of the environmental covenants in the Mortgage Loan documents; or (ii) commission of intentional material physical waste at the Mortgaged Property. The liability of the non-recourse carveout guarantor is capped at $[_____].

•
[The non-recourse carveout provisions contained in certain of the Mortgage Loan documents may also limit the liability of the non-recourse carveout guarantor for certain monetary obligations or covenants related to the use and operation of the Mortgaged Property to the extent that there is sufficient cash flow generated by the Mortgaged Property and made available to the related borrower and/or non-recourse carveout guarantor to take or prevent such required action.]

•	[LIST ANY OTHER ISSUES RELATING TO NON-RECOURSE CARVE-OUT LIMITATIONS]
In addition, there may be impediments and/or difficulties in enforcing some or all of the non-recourse carveout liability obligations of individual guarantors depending on the domicile or citizenship of the guarantor.
See “Risk Factors—Risks Relating to the Mortgage Loans—Mortgage Loans Are Non-Recourse and Are Not Insured or Guaranteed”.
Real Estate and Other Tax Considerations
Below are descriptions of real estate tax matters relating to certain Mortgaged Properties. Certain risks relating to real estate taxes regarding the Mortgaged Properties or the borrowers are described in
•	[ADD DISCLOSURES RELATING TO ANY MORTGAGED PROPERTIES THAT ARE SUBJECT TO ANY TAX INCENTIVE OR ABATEMENT PROGRAM.]
See “Risk Factors—Risks Relating to the Mortgage Loans—Increases in Real Estate Taxes May Reduce Available Funds”.
Delinquency Information
[As of the Cut-off Date, [none] of the Mortgage Loans will be 30 days or more delinquent and none of the Mortgage Loans have been 30 days or more delinquent since origination.] A Mortgage Loan will be treated as [30] days delinquent if the scheduled payment for a due date is not received from the related borrower by the immediately following due date.  [The following table contains delinquency information regarding the Mortgage Loans:]

Delinquency Period (Days)	Number of Mortgage Loans	Aggregate Cut‑Off Date Balance of the Mortgage Loans	Percentage of Total
0‑30
31‑60
61‑90
91‑120
Certain Terms of the Mortgage Loans
Amortization of Principal
The Mortgage Loans provide for one or more of the following:
[____] Mortgage Loans (excluding interest‑only and partial interest‑only Mortgage Loans), representing approximately [____]% of the Initial Pool Balance, provide for payments of interest and principal until the maturity date [or anticipated repayment date]and then have an expected Balloon Balance at the maturity date.
[____] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, are interest‑only until the maturity date [or anticipated repayment date].
[____] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance, provide for payments of interest only for the first [____] to [____] months following the cut‑off date and thereafter provide for regularly scheduled payments of interest and principal based on an amortization period longer than the remaining term of the related Mortgage Loan until the maturity date [or anticipated repayment date] and therefore have an expected Balloon Balance at the related maturity date.
[____] Mortgage Loans, representing approximately [____]% of the Initial Pool Balance are fully amortizing.
Due Dates; Mortgage Rates; Calculations of Interest
Subject in some cases to a next business day convention, all of the Mortgage Loans have due dates upon which scheduled payments of principal, interest or both are required to be made by the related borrower under the related Mortgage Note (each such date, a “Due Date”) that occur as described in the following table:
Overview of Due Dates
Due Date	Number of Mortgage Loans	Aggregate Principal Balance of Mortgage Loans	Approx. % of Initial Pool Balance

Total:
The Mortgage Loans have grace periods as set forth in the following table:
Overview of Grace Periods
Due Date	Grace Period (Days)	Number of Mortgage Loans	Aggregate Cut-off Date Balance	Approx. % of Initial Pool Balance

Total:

As used in this prospectus, “grace period” is the number of days before a payment default is an event of default under the terms of each Mortgage Loan. See Annex A-1 for information on the number of days before late payment charges are due under the Mortgage Loans. The information on Annex A-1 regarding the number of days before a late payment charge is due is based on the express terms of the Mortgage Loans. Some jurisdictions may impose a statutorily longer period.
All of the Mortgage Loans are secured by first liens on fee simple and/or leasehold interests in the related Mortgaged Properties, subject to the permitted exceptions reflected in the related title insurance policy. All of the Mortgage Loans bear [fixed] [and/or floating rate] interest rates.
[______] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, accrue interest on the basis of the actual number of days in a month, assuming a 360‑day year (“Actual/360 Basis”). [___] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, accrue interest on the basis of a 360-day year consisting of 12, 30-day months (“30/360 Basis”).
ARD Loan(s)
[_______] Mortgage Loans, representing approximately [___]% of the Initial Pool Balance(the “ARD Loans”), representing approximately [___]% of the Initial Pool Balance, provides that, after a certain date (the “Anticipated Repayment Date”), if the related borrower has not prepaid the related ARD Loan in full, any principal outstanding on that date will accrue interest at an increased interest rate (the “Revised Rate”) rather than the stated Mortgage Rate (the “Initial Rate”). See Annex A-1 for the Anticipated Repayment Date and the Revised Rate for each ARD Loan.
After its Anticipated Repayment Date, each ARD Loan further requires that all cash flow available from the related Mortgaged Properties after payment of the monthly debt service payments required under the terms of the related Mortgage Loan documents and all escrows and property expenses required under the related Mortgage Loan documents be used to accelerate amortization of principal (without payment of any yield maintenance premium or prepayment charge) on such ARD Loan. While interest at the Initial Rate continues to accrue and be payable on a current basis on each ARD Loan after its Anticipated Repayment Date, the payment of Excess Interest, to the extent actually collected, will be deferred and will be required to be paid, only after the outstanding principal balance of such ARD Loan has been paid in full, at which time the Excess Interest will be paid to the holders of the Class [_____] certificates. See “Risk Factors—Risks Relating to the Mortgage Loans—Risks of Anticipated Repayment Date Loans”.
Single Purpose Entity Covenants
[ADD DISCLOSURE REGARDING MORTGAGE LOANS WITH PRINCIPAL BALANCES LESS THAN $[_________], FOR WHICH THERE IS NO INDEPENDENT DIRECTOR, MANAGER OR TRUSTEE IN PLACE WITH RESPECT TO THE RELATED BORROWER.]
[ADD DISCLOSURE REGARDING THE TERMS OF THE BORROWERS’ ORGANIZATIONAL DOCUMENTS OR THE TERMS OF THE MORTGAGE LOANS THAT DO NOT LIMIT THE BORROWERS’ ACTIVITIES TO THE OWNERSHIP OF ONLY THE RELATED MORTGAGED PROPERTIES AND RELATED ACTIVITIES, OR DO NOT LIMIT THE BORROWERS’ ABILITY TO INCUR ADDITIONAL INDEBTEDNESS, OTHER THAN CERTAIN TRADE DEBT, EQUIPMENT FINANCING AND OTHER UNSECURED DEBT RELATING TO PROPERTY OPERATIONS, AND OTHER THAN SUBORDINATED OR UNSECURED DEBT PERMITTED UNDER THE MORTGAGE

LOAN DOCUMENTS.]  See “—Additional Indebtedness” below. See “Certain Legal Aspects of Mortgage Loans—Bankruptcy Laws”.
Prepayment Protections and Certain Involuntary Prepayments
[All] of the Mortgage Loans have a degree of voluntary prepayment protection in the form of defeasance or prepayment lockout provisions and/or yield maintenance provisions.  Voluntary prepayments, if permitted, generally require the payment of a yield maintenance charge or a prepayment premium unless the Mortgage Loan (or Whole Loan, if applicable) is prepaid within a specified period (ranging from approximately [_] to [__] payments) up to and including the stated maturity date.  See Annex A-1 and Annex A-2 for more information on the prepayment protections attributable to the Mortgage Loans on a loan-by-loan basis and a pool basis.
[INSERT DISCLOSURES REGARDING MANDATORY PREPAYMENT PROVISIONS OTHER THAN CUSTOMARY CASUALTY OR CONDEMNATION PROVISIONS.]
Additionally, certain Mortgage Loans may provide that in the event of the exercise of a purchase option by a tenant or the sale of real property or the release of a portion of the Mortgaged Property, that the related Mortgage Loans may be prepaid in part prior to the expiration of a prepayment/defeasance lockout provision. See “—Partial Releases” below.
Generally, no yield maintenance charge will be required for prepayments in connection with a casualty or condemnation, unless, in the case of most of the Mortgage Loans, an event of default has occurred and is continuing.  See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions” in the prospectus.  In addition, certain of the Mortgage Loans permit the related borrower, after a total or partial casualty or partial condemnation, to prepay the remaining principal balance of the Mortgage Loan (after application of the related insurance proceeds or condemnation award to pay the principal balance of the Mortgage Loan), which may not be accompanied by any prepayment consideration.
Certain of the Mortgage Loans are secured in part by letters of credit and/or cash reserves that in each such case:
•
will be released to the related borrower upon satisfaction by the related borrower of certain performance related conditions, which may include, in some cases, meeting debt service coverage ratio levels and/or satisfying leasing conditions; and

•
if not so released, may, at the discretion of the lender, prior to loan maturity (or earlier loan default or loan acceleration), be drawn on and/or applied to prepay the subject Mortgage Loan if such performance related conditions are not satisfied within specified time periods.

See Annex A-1 and Annex A-3 for more information on reserves relating to the Mortgage Loans.
Voluntary Prepayments.
[_____] of the Mortgage Loans, representing approximately [___] % of the Initial Pool Balance, permit the related borrower, after a lockout period of [__] to [__] payments following the origination date, to prepay the Mortgage Loan with the payment of the greater of a yield maintenance charge and a prepayment premium of [__]% of the prepaid amount if such prepayment occurs prior to the related open prepayment period.
[INSERT DISCLOSURES REGARDING VOLUNTARY PREPAYMENTS PROVISIONS, IF APPROPRIATE]

[INSERT DISCLOSURES REGARDING LOANS THAT PERMIT PREPAYMENT WITH YIELD MAINTENANCE AND ALSO PERMIT, AFTER TWO YEARS FROM SECURITIZATION, DEFEASANCE]

The Mortgage Loans generally permit voluntary prepayment without payment of a yield maintenance charge or any prepayment premium during a limited “open period” immediately prior to and including the stated maturity date, as follows:
Prepayment Open Periods
Open Periods (Payments)	Number of Mortgage Loans	% of Initial Pool Balance

Total		100.0%
See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions”.
“Due-On-Sale” and “Due-On-Encumbrance” Provisions
The Mortgage Loans generally contain “due-on-sale” and “due-on-encumbrance” clauses, which in each case permits the holder of the Mortgage Loan to accelerate the maturity of the related Mortgage Loan if the related borrower sells or otherwise transfers or encumbers (subject to certain exceptions set forth in the Mortgage Loan documents) the related Mortgaged Property or a controlling interest in the borrower without the consent of the mortgagee (which, in some cases, may not be unreasonably withheld). Many of the Mortgage Loans place certain restrictions (subject to certain exceptions set forth in the Mortgage Loan documents) on the transfer and/or pledging of general partnership and managing member equity interests in a borrower such as specific percentage or control limitations. The terms of the mortgages generally permit, subject to certain limitations, affiliate, estate planning and family transfers, transfers at death, transfers of interest in a public company, the transfer or pledge of less than a controlling portion of the partnership, members’ or other equity interests in a borrower, the transfer or pledge of passive equity interests in a borrower (such as limited partnership interests and non-managing member interests in a limited liability company) and transfers to persons satisfying qualification criteria set forth in the related loan documents. Certain of the Mortgage Loans do not restrict the pledging of direct or indirect ownership interests in the related borrower, but do restrict the transfer of ownership interests in the related borrower by imposing a specific percentage, a control limitation or requiring the consent of the mortgagee to any such transfer. Generally, the Mortgage Loans do not prohibit transfers of non-controlling interests so long as no change of control results or, with respect to Mortgage Loans to tenant-in-common borrowers, transfers to new tenant-in-common borrowers. Certain of the Mortgage Loans do not prohibit the pledge by direct or indirect owners of the related borrower of equity distributions that may be made from time to time by the borrower to its equity owners.
Additionally, certain of the Mortgage Loans provide that transfers of the Mortgaged Property are permitted if certain conditions are satisfied, which may include one or more of the following:
•	no event of default has occurred;
•	the proposed transferee is creditworthy and has sufficient experience in the ownership and management of properties similar to the Mortgaged Property;
•	a Rating Agency Confirmation has been obtained from each of the Rating Agencies;

•	the transferee has executed and delivered an assumption agreement evidencing its agreement to abide by the terms of the Mortgage Loan together with legal opinions and title insurance endorsements; and
•
the assumption fee has been received (which assumption fee will be paid as described under “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses”, but will in no event be paid to the Certificateholders); however, certain of the Mortgage Loans allow the borrower to sell or otherwise transfer the related Mortgaged Property a limited number of times without paying an assumption fee.

Transfers resulting from the foreclosure of a pledge of the collateral for a mezzanine loan (if any) will also result in a permitted transfer. See “—Additional Indebtedness” below.
Defeasance; Collateral Substitution
The terms of [___] of the Mortgage Loans (the “Defeasance Loans”), representing approximately [__]% of the Initial Pool Balance, permit the applicable borrower at any time (provided no event of default exists) after a specified period (the “Defeasance Lock‑Out Period”) to obtain a release of a Mortgaged Property from the lien of the related Mortgage (a “Defeasance Option”) in connection with a defeasance. With respect to all of the Defeasance Loans, the Defeasance Lock‑Out Period ends at least two years after the Closing Date.
Exercise of a Defeasance Option is also generally conditioned on, among other things, (a) the borrower providing the mortgagee with at least 30 days prior written notice of the date on which such defeasance will occur (such date, the “Release Date”), and (b) the borrower (A) paying on any Release Date (i) all accrued and unpaid interest on the principal balance of the Mortgage Loan (or, the related Whole Loan) up to and including the Release Date, (ii) all other sums (excluding scheduled interest or principal payments due following the Release Date), due under the Mortgage Loan (or Whole Loan, if applicable) and under all other loan documents executed in connection with the Defeasance Option, (iii) an amount (the “Defeasance Deposit”) that will be sufficient to (x) purchase non‑callable obligations of, or backed by the full faith and credit of, the United States of America or, in certain cases, other “government securities” (within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 and otherwise satisfying REMIC requirements for defeasance collateral), that provide payments (1) on or prior to, but as close as possible to, all successive scheduled due dates occurring during the period from the Release Date to the related maturity date (or to the first day of the open period for such Mortgage Loan) (or Whole Loan, if applicable) and (2) in amounts equal to the scheduled payments due on such due dates under the Mortgage Loan (or Whole Loan, if applicable), or under the defeased portion of the Mortgage Loan (or Whole Loan, if applicable) in the case of a partial defeasance, including in the case of a Mortgage Loan with a balloon payment due at maturity or anticipated repayment date, the balloon payment, and (y) pay any costs and expenses incurred in connection with the purchase of such government securities, and (B) delivering a security agreement granting the issuing entity a first priority lien on the Defeasance Deposit and, in certain cases, the government securities purchased with the Defeasance Deposit and an opinion of counsel to such effect.
For additional information on Mortgage Loans that permit partial defeasance, see “—Partial Releases” below.
In general, if consistent with the related loan documents, a successor borrower established, designated or approved by the master servicer will assume the obligations of the related borrower exercising a Defeasance Option and the borrower will be relieved of its obligations under the Mortgage Loan. If a Mortgage Loan (or Whole Loan, if applicable) is partially defeased, if consistent with the related loan documents, generally the related promissory note will be split and only the defeased portion of the borrower’s obligations will be transferred to the successor borrower.

[Partial Releases]
The Mortgage Loans described below permit the release of one or more of the Mortgaged Properties or a portion of a single Mortgaged Property in connection with a partial defeasance, a partial prepayment, a partial substitution, or for no consideration in the case of parcels that are vacant, non-income producing or were not taken into account in the underwriting of the Mortgage Loan, subject to the satisfaction of certain specified conditions, including the REMIC requirements. Additionally, certain Mortgage Loans permit the addition of real property to the Mortgage Loan collateral.
[ADD DISCLOSURES WITH RESPECT TO A PARTIAL DEFEASANCE, A PARTIAL PREPAYMENT, A PARTIAL SUBSTITUTION OR ADDITIONAL COLLATERAL, IF APPROPRIATE.]
See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Enforceability of Yield Maintenance Charges, Prepayment Premiums or Defeasance Provisions”.]
Escrows
[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover property taxes on the Mortgaged Properties.
[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover insurance premiums on the Mortgaged Properties.
[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover ongoing replacements and capital repairs.
[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, provide for monthly or upfront escrows to cover planned capital expenditures or franchise-mandated property improvement plans.
[_____] of the Mortgage Loans, representing approximately [__]% of the Initial Pool Balance, are secured by office, retail, industrial and mixed use properties, provide for upfront or monthly escrows (or credit) for the full term or a portion of the term of the related Mortgage Loan to cover anticipated re‑leasing costs, including tenant improvements and leasing commissions or other lease termination or occupancy issues. Such escrows are typically considered for office, retail, industrial and mixed use properties only.
[ADD DISCLOSURE REGARDING OTHER TYPES OF ESCROWS]
Certain of the Mortgage Loans described above permit the related borrower to post a letter of credit in lieu of maintaining cash reserves.  In addition, in certain cases, the related borrower may not be required to maintain the escrows described above until the occurrence of a specified trigger.
Many of the Mortgage Loans provide for other escrows and reserves, including, in certain cases, reserves for debt service, operating expenses, vacancies at the related Mortgaged Property and other shortfalls or reserves to be released under circumstances described in the related Mortgage Loan documents.
Mortgaged Property Accounts
Lockbox Accounts.
The Mortgage Loans documents prescribe the manner in which the related borrowers are permitted to collect rents from tenants at each Mortgaged Property. The following table sets forth the manner in which tenant rent is transferred to a lockbox account, in some cases, only upon the occurrence of a trigger event:

Lockbox Account Types
Lockbox Type	Number of Mortgage Loans	Aggregate Cut-off Date Balance	Approx. % of Initial Pool Balance
Soft Springing Lockbox
Springing Lockbox
Soft Lockbox
Hard Lockbox
None
Total:
Except as set forth in the table above and where noted below, the borrower is entitled to receive a disbursement of all cash remaining in the lockbox account after required payment for debt service, agent fees, required reserves, and operating expenses, the agreements governing the lockbox accounts provide that the borrower has no withdrawal or transfer rights with respect to the related lockbox account. The lockbox accounts will not be assets of the issuing entity.
The lockbox accounts will not be assets of the issuing entity. See “Description of the Mortgage Pool—Certain Calculations and Definitions—Definitions” for a description of lockbox and cash management accounts.
[Delaware Statutory Trusts]
With respect to the Mortgage Loan identified on Annex A-1 as [________], representing [___]% of the Initial Pool Balance, the related borrower is a Delaware statutory trust. A Delaware statutory trust is restricted in its ability to actively operate a property. Accordingly, the related borrower has master leased the property to a newly formed, single-purpose entity that is wholly owned by the same entity that owns the signatory trustee for the related borrower. The master lease has been collaterally assigned to the lender and has been subordinated to the related Mortgage Loan documents. In the case of a Mortgaged Property that is owned by a Delaware statutory trust, there is a risk that obtaining the consent of the holders of the beneficial interests in the Delaware statutory trust will be time consuming and cause delays with respect to the taking of certain actions by or on behalf of the borrower, including with respect to the related Mortgaged Property.]
[Shari’ah Compliant Loan]
The Mortgage Loan identified on Annex A-1 as [_____], representing [__]% of the Initial Pool Balance, was structured as a Shari’ah compliant loan.  See “Risk Factors—Risks Relating to the Mortgage Loans—Risks Relating to Shari’ah Compliant Loans”.
The purpose of Shari’ah compliant lending structures is to provide financing to those that follow the Islamic faith and want to comply with Shari’ah laws.  Although there are many requirements under Shari’ah laws that affect lending, the rule most affecting the standard loan structure is that Shari’ah laws prohibit transaction involving the payment of interest.  This is based on the Shari’ah principle that it is unacceptable, in and of itself, for money to increase in value merely by being lent to another person.  To accommodate the prohibition on interest, the structure is generally set up so that, although the Shari’ah compliant party is paying the amount that the lender would expect to receive as principal and interest payments, the payments themselves are characterized as rent.  This is accomplished through the use of a non-compliant party that receives a traditional loan, and leases the property to the Shari’ah compliant party using a master lease (with the Shari’ah compliant party having an option to purchase at the end of the term of the Mortgage Loan).
[DESCRIBE APPLICABLE PROVISIONS]]

Exceptions to Underwriting Guidelines
As described under “Transaction Parties—The Sponsors and Mortgage Loan Sellers—the Goldman Originators—Exceptions to GSMC’s Disclosed Underwriting Guidelines”, [__] Mortgage Loan, representing approximately [__]% of the Initial Pool Balance, was originated by a [___________] with exceptions to the underwriting guidelines with respect to [__________].  [DISCLOSURE TO BE INCLUDED TO DESCRIBE HOW THE APPLICABLE LOANS, IF ANY, DEVIATE FROM THE DISCLOSED UNDERWRITING CRITERIA, INCLUDING THE NUMBER AND PERCENTAGE OF LOANS WITH SUCH EXCEPTIONS.  DISCLOSURE TO BE INCLUDED TO DESCRIBE WHICH ENTITY OR ENTITIES DETERMINED THAT THOSE LOANS SHOULD BE INCLUDED IN THE POOL, DESPITE NOT HAVING MET THE DISCLOSED UNDERWRITING CRITERIA, AND WHAT FACTORS WERE USED TO MAKE THE DETERMINATION, SUCH AS COMPENSATING FACTORS OR A DETERMINATION THAT THE EXCEPTION WAS NOT MATERIAL.  IF COMPENSATING OR OTHER FACTORS WERE USED, DATA ON THE AMOUNT OF LOANS IN THE POOL THAT ARE REPRESENTED AS MEETING EACH SUCH FACTOR AND THE AMOUNT OF LOANS THAT DO NOT MEET THOSE FACTORS WILL BE PROVIDED.  IF MULTIPLE ENTITIES ARE INVOLVED IN THE DECISION TO INCLUDE ASSETS DESPITE NOT HAVING MET THE DISCLOSED UNDERWRITING CRITERIA, THIS WILL BE DESCRIBED AND THE IDENTITY OF EACH PARTICIPATING ENTITY WILL BE DISCLOSED.]
Additional Indebtedness
General
The Mortgage Loans generally prohibit borrowers from incurring any additional debt secured by their Mortgaged Property without the consent of the lender. However:
•	substantially all of the Mortgage Loans permit the related borrower to incur limited indebtedness in the ordinary course of business that is not secured by the related Mortgaged Property;
•	the borrowers under certain of the Mortgage Loans have incurred and/or may incur in the future unsecured debt other than in the ordinary course of business;
•
any borrower that is not required pursuant to the terms of the applicable Mortgage Loan documents to meet single purpose entity criteria may not be restricted from incurring unsecured debt or mezzanine debt;

•
the terms of certain Mortgage Loans permit the borrowers to post letters of credit and/or surety bonds for the benefit of the mortgagee under the Mortgage Loans, which may constitute a contingent reimbursement obligation of the related borrower or an affiliate. The issuing bank or surety will not typically agree to subordination and standstill protection benefiting the mortgagee;

•
although the Mortgage Loans generally place certain restrictions on incurring mezzanine debt by the pledging of general partnership and managing member equity interests in a borrower, such as specific percentage or control limitations, the terms of the Mortgage Loan documents generally permit, subject to certain limitations, the pledge of the limited partnership or non-managing membership equity interests in a borrower or less than a controlling interest of any other equity interests in a borrower; and

•
certain of the Mortgage Loans do not restrict the pledging of ownership interests in the borrower, but do restrict the transfer of ownership interests in a borrower by imposing limitations on transfer of control or a specific percentage of ownership interests.

Whole Loans
Certain Mortgage Loans are subject to the rights of a related Companion Loan holder, as further described in “—The Whole Loans” below.

Mezzanine Indebtedness
Although the Mortgage Loans generally place certain restrictions on incurring mezzanine debt by the pledging of general partnership and managing member equity interests in a borrower, such as specific percentage or control limitations, the terms of the Mortgages generally permit, subject to certain limitations, the pledge of less than a controlling portion of the limited partnership or non-managing membership equity interests in a borrower. Certain Mortgage Loans described below permit the incurrence of mezzanine debt subject to satisfaction of certain conditions including a certain maximum combined loan-to-value ratio and/or a minimum combined debt service coverage ratio, and in some cases mezzanine debt is already in place. Also, certain of the Mortgage Loans do not restrict the pledging of ownership interests in the related borrower, but do restrict the transfer of ownership interests in a borrower by imposing limitations on transfer of control or a specific percentage of ownership interests. In addition, in general, a borrower (or its direct or indirect owners) that does not meet single-purpose entity criteria may not be restricted in any way from incurring mezzanine debt.
As of the Cut-off Date, each sponsor has informed us that it is aware of the following existing mezzanine indebtedness with respect to the Mortgage Loans it is selling to the depositor:
Mortgage Loan Name	Mortgage Loan Cut‑off Date Balance	Mezzanine Debt Cut‑off Date Balance	Companion Loan Cut‑off Date Balance	Cut‑off Date Total Debt Balance	Cut‑off Date Wtd. Avg. Total Debt Interest Rate(1)	Cut‑off Date Mortgage Loan LTV Ratio(2)	Cut‑off Date Total Debt LTV Ratio(1)	Cut‑off Date Mortgage Loan Underwritten NCF DSCR(2)	Cut‑off Date Total Debt Underwritten NCF DSCR(1)
[___]	$[___]	$[___]	$[___]	$[___]	[___]%	[___]%	[___]%	[___]x	[___]x
[___]	$[___]	$[___]	$[___]	$[___]	[___]%	[___]%	[___]%	[___]x	[___]x
-
(1)	[Calculated including the mezzanine debt and [any related Companion Loan (including any related Subordinate Companion Loan)]
(2)	[Calculated including any related Pari Passu Companion Loan (but without regard to any Subordinate Companion Loan)]
[INSERT OTHER APPROPRIATE FOOTNOTES]
[In each case, the mezzanine indebtedness is coterminous with the related Mortgage Loan.]
Each of the mezzanine loans related to the Mortgage Loans identified in the table above secured by the Mortgaged Properties identified on Annex A-1 as [_____], representing approximately [___]% of the Initial Pool Balance, is subject to an intercreditor agreement between the holder of the related mezzanine loan and the related lender under the related Mortgage Loan that, in each case, sets forth the relative priorities between the related Mortgage Loan and the related mezzanine loan. Each intercreditor agreement provides, among other things, generally that (a) all payments due under the related mezzanine loan are subordinate after an event of default under the related Mortgage Loan to any and all payments required to be made under the related Mortgage Loan (except for any payments from funds other than the mortgaged property or proceeds of any enforcement upon the mezzanine loan collateral and any mezzanine loan guarantees), (b) so long as there is no event of default under the related Mortgage Loan, the related mezzanine lender may accept payments on and prepayments of the related mezzanine loan; provided, however, that prepayment of the mezzanine loan is not permitted prior to the prepayment in full of the related Mortgage Loan, (c) the related mezzanine lender will have certain rights to receive notice of and cure defaults under the related Mortgage Loan prior to any acceleration or enforcement of the related Mortgage Loan, (d) the related mezzanine lender may amend or modify the related mezzanine loan in certain respects without the consent of the related mortgage lender, and the mortgage lender must obtain the mezzanine lender’s consent to amend or modify the Mortgage Loan in certain respects, (e) upon the occurrence of an event of default under the related mezzanine loan documents, the related mezzanine lender may foreclose upon the membership interests in the related Mortgage Loan borrower, which could result in a change of control with respect to the related Mortgage Loan borrower and a change in the management of the related Mortgaged Properties, (f) if the related Mortgage Loan is accelerated or, in some cases, becomes specially serviced or if a monetary or material non-monetary default occurs and continues for a specified period of time under the related Mortgage Loan or if the Mortgage Loan borrower becomes a debtor in a bankruptcy or if the related Mortgage Loan lender exercises any enforcement action under the related Mortgage Loan documents with respect to the related Mortgage Loan borrower or the related Mortgaged Properties, the related mezzanine lender has the right to purchase the related Mortgage Loan, in whole but not in part, for a price generally equal to the outstanding principal balance of the related Mortgage Loan, together with all accrued interest and other amounts due thereon, plus any advances made by the related Mortgage Loan lender or its servicer and any interest thereon plus, subject to certain limitations, any Liquidation Fees and Special Servicing Fees payable under the PSA, but generally excluding any late charges, default interest, exit fees, special maintenance charges payable in connection with a prepayment or yield maintenance charges and prepayment premiums and (g) an event of default under the related Mortgage Loan will trigger an event of default under the mezzanine loan.
The Mortgage Loans generally place certain restrictions on the transfer and/or pledging of general partnership and managing member equity interests in a borrower such as specific percentage or control limitations as described under “—Certain Terms of the Mortgage Loans—“Due-On-Sale” and “Due-On-Encumbrance” Provisions” below. Certain of the Mortgage Loans do not prohibit the pledge by direct or indirect owners of the related borrower of equity distributions that may be made from time to time by the borrower to its equity owners.
With respect to the Mortgage Loans listed in the following chart, the direct and indirect equity owners of the borrower are permitted to incur future mezzanine debt, subject to the satisfaction of conditions contained in the related loan documents, including, among other things, a combined maximum loan-to-value ratio, a combined minimum debt service coverage ratio and/or a combined minimum debt yield, as listed in the following chart and determined in accordance with the related loan documents:

Mortgage Loan Name	Mortgage Loan Cut‑off Date Balance	Combined Maximum LTV Ratio	Combined Minimum DSCR	Combined Minimum Debt Yield	Intercreditor Agreement Required
[___][(1)]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
[___]	$[___]	[___]%	[___]x	[___]%	[___]
-
(1)	[DESCRIBE WHEN FUTURE MEZZANINE DEBT OR PREFERRED EQUITY IS PERMITTED AND OTHER APPLICABLE FOOTNOTES]
The specific rights of the related mezzanine lender with respect to any such future mezzanine loan will be specified in the related intercreditor agreement and may include rights substantially similar to the cure and repurchase rights described above.  [Other than the Mortgage Loan identified as “[______]” on Annex A-1, representing approximately [___]% of the Initial Pool Balance,] the intercreditor required to be entered into in connection with any future mezzanine loan will be subject to receipt of a Rating Agency Confirmation.  The direct and/or indirect owners of a borrower under a Mortgage Loan are also generally permitted to pledge their interest in such borrower as security for a mezzanine loan in circumstances where the ultimate transfer of such interest to the mezzanine lender would be a permitted transfer under the related Mortgage Loan documents.
Generally, upon a default under a mezzanine loan, subject to the terms of any applicable intercreditor or subordination agreement, the holder of the mezzanine loan would be entitled to foreclose upon the equity in the related borrower, which has been pledged to secure payment of such debt. Although this transfer of equity may not trigger the due on sale clause under the related Mortgage Loan, it could cause a change in control of the borrower and/or cause the obligor under the mezzanine loan to file for bankruptcy, which could negatively affect the operation of the related Mortgaged Property and the related borrower’s ability to make payments on the related Mortgage Loan in a timely manner.
[INSERT ANY LOAN SPECIFIC DISCLOSURES, IF APPROPRIATE]

See “Risk Factors—Risks Relating to the Mortgage Loans—Other Financings or Ability to Incur Other Indebtedness Entails Risk”.
Preferred Equity
[ADD DISCLOSURE REGARDING MORTGAGE LOANS THAT HAVE OR PERMIT “PREFERRED EQUITY” STRUCTURES, WHERE A SPECIAL LIMITED PARTNER OR MEMBER RECEIVES A PREFERRED RETURN IN EXCHANGE FOR AN INFUSION OF CAPITAL]
Because preferred equity often provides for a higher rate of return to be paid to the holders of such preferred equity, preferred equity in some respects functions like mezzanine indebtedness, and reduces a principal’s economic stake in the related Mortgaged Property, reduces cash flow on the borrower’s Mortgaged Property after the payment of debt service and payments on the preferred equity and may increase the likelihood that the owner of a borrower will permit the value or income-producing potential of a Mortgaged Property to fall and may create a greater risk that a borrower will default on the Mortgage Loan secured by a Mortgaged Property whose value or income is relatively weak.
Other Secured Indebtedness
[ADD APPLICABLE DISCLOSURE RELATING TO ANY INDEBTEDNESS OF THE BORROWER OTHER THAN THE MORTGAGE LOAN OR A COMPANION LOAN THAT IS SECURED BY A MORTGAGE ON THE RELATED MORTGAGED PROPERTY OR ANY MORTGAGE LOAN THAT PERMITS SUCH INDEBTEDNESS IN THE FUTURE]
Other Unsecured Indebtedness
Certain Mortgage Loans permit the borrower to incur certain other subordinate indebtedness as described below:
•
[With respect to [___] Mortgage Loans, representing approximately [_____]% the Initial Pool Balance, each borrower has secured and/or unsecured debt payable to an affiliate of that borrower (“Affiliate Debt”) in addition to the debt under the Mortgage Loan. For each Mortgage Loan with Affiliate Debt, the Affiliate Debt creditor has entered into a subordination agreement with the lender acknowledging that the Affiliate Debt is non-foreclosable and non-defaultable and imposing limits on the borrower’s ability to incur any further subordinate debt. Payments on that Affiliate Debt are required to be made solely out of excess cash flow after monthly payments of principal and interest have been made and any reserves required by the terms of the related Mortgage Loans have been funded as required under the Mortgage Loan documents. Additionally [__] other Mortgage Loans which do not currently have Affiliate Debt, representing approximately [____]% of the Initial Pool Balance, permit the related borrower to incur Affiliate Debt under certain circumstances.

•	[DESCRIBE ANY OTHER UNSECURED INDEBTEDNESS OF THE BORROWER OR PERMITTED FUTURE UNSECURED INDEBTEDNESS]
Certain risks relating to additional debt are described in “Risk Factors—Risks Relating to the Mortgage Loans—Other Financings or Ability to Incur Other Indebtedness Entails Risk”.
The Whole Loans
General
Each of the Mortgage Loans secured by the Mortgaged Properties identified on Annex A-1 as “[LIST LOAN NAMES]” is part of the related Whole Loan consisting of the Mortgage Loan and the related Pari Passu Companion Loan(s).  [___] Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 as “[LIST LOAN NAME]” is part of the related Whole Loan consisting of that Mortgage Loan and the related Trust Subordinate Companion Loan (the “AB Whole Loan”).  In connection with each Whole Loan, the rights between the trustee on behalf of the issuing entity and the holder of the related Companion Loan (the “Companion Loan Holder”) are generally governed by an intercreditor agreement (each, an “Intercreditor Agreement”). With respect to each of the Whole Loans, the related Mortgage Loan and related Companion Loans are cross-collateralized and cross-defaulted.
The table below provides certain information with respect to each Mortgage Loan that has a corresponding Companion Loan:
Whole Loan Summary
Mortgage Loan Name	Mortgage Loan Cut‑off Date Balance	% of Initial Pool Balance	Pari Passu Companion Loan Cut‑off Date Balance	Subordinate Companion Loan Cut‑off Date Balance	Mortgage Loan LTV Ratio(2)	Whole Loan LTV Ratio(3)	Mortgage Loan Underwritten NCF DSCR(2)	Whole Loan Underwritten NCF DSCR(3)
[___]	$[___]	[___]%				[___]%		[___]x
[___]	$[___]	[___]%				[___]%		[___]x
-
(1)	[Indicate the Trust Subordinate Companion Loan that is included in the issuing entity.]
(2)	Calculated including the related Pari Passu Companion Loan(s) but excluding any related Trust Subordinate Companion Loan(s).
(3)	Calculated including the related Pari Passu Companion Loan(s) and any related Trust Subordinate Companion Loan(s).
The Serviced Pari Passu Whole Loan
[THE FOLLOWING DESCRIPTION OF THE INTERCREDITOR AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE SERVICED WHOLE LOANS AND THE FINAL TERMS OF THE RELATED INTERCREDITOR AGREEMENT]
General.
[___] Mortgage Loan, identified as “[NAME OF THE SERVICED PARI PASSU WHOLE LOAN]” (the “Serviced Pari Passu Mortgage Loan”) on Annex A-1, representing approximately [_____] % of the Initial Pool Balance, is part of a split loan structure comprised of two mortgage notes, each of which is secured by the same mortgage instrument on the same underlying Mortgaged Property.
The Serviced Pari Passu Mortgage Loan is evidenced by a promissory note with a Cut-off Date Balance of $[_________]. The related Pari Passu Companion Loan (the “Serviced Pari Passu Companion Loan”) is evidenced by a promissory note with a Cut-off Date Balance of $[________] that is not included in the issuing entity. Only the Serviced Pari Passu Mortgage Loan is included in the issuing entity. The Serviced Pari Passu Mortgage Loan and the Pari Passu Companion Loan are pari passu with each other in terms of priority and are collectively referred to in this prospectus as the “Serviced Pari Passu Whole Loan”. It is anticipated that the related Serviced Pari Passu Companion Loan will be included in a future securitization. However, we cannot assure you that this will ultimately occur. The rights of the issuing entity as the holder of the Serviced Pari Passu Mortgage Loan and the rights of the holder of the Serviced Pari Passu Companion Loan are subject to an Intercreditor Agreement (the “Pari Passu Serviced Intercreditor Agreement”).  The following summaries describe certain provisions of the Pari Passu Serviced Intercreditor Agreement.
Servicing.
The Serviced Pari Passu Whole Loan (including the Serviced Pari Passu Mortgage Loan) and any related REO Property will be serviced and administered by the master servicer and the special servicer, pursuant to the PSA, in the manner described under “Pooling and Servicing Agreement”, but subject to the terms of the Pari Passu Serviced Intercreditor Agreement.  See “Pooling and Servicing Agreement”.
Application of Payments.

The Pari Passu Serviced Intercreditor Agreement sets forth the respective rights of the holder of the Serviced Pari Passu Mortgage Loan and the holder of the related Serviced Pari Passu Companion Loan with respect to distributions of funds received in respect of the Serviced Pari Passu Whole Loan, and provides, in general, that:
•
the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan are of equal priority with each other and no portion of either of them will have priority or preference over any portion of the other or security therefor;

•
all payments, proceeds and other recoveries on or in respect of the Serviced Pari Passu Whole Loan or the related Mortgaged Property will be applied to the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan on a pro rata and pari passu basis according to their respective outstanding principal balances (subject, in each case, to the payment of amounts for required reserves or escrows required by the related Mortgage Loan documents and payment and reimbursement rights of the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the certificate administrator, the depositor and the trustee) in accordance with the terms of the Pari Passu Serviced Intercreditor Agreement and the PSA; and

•
costs, fees, expenses, losses and shortfalls relating to the Serviced Pari Passu Whole Loan will be allocated, on a pro rata and pari passu basis, to the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan in accordance with the terms of the Pari Passu Serviced Intercreditor Agreement and the PSA.

For more information regarding the allocation of collections and expenses in respect of the Serviced Pari Passu Whole Loan, see “Pooling and Servicing Agreement—Advances” and “—Withdrawals from the Collection Account”.
Consultation and Control.
The controlling noteholder under the Pari Passu Serviced Intercreditor Agreement will be the issuing entity as holder of the applicable Mortgage Loan.  Pursuant to the terms of the PSA, the Directing Certificateholder and the operating advisor will each have the same consent and/or consultation rights with respect to the Serviced Pari Passu Whole Loan as each does, and for so long as each does, with respect to the other Mortgage Loans included in the issuing entity.  See “Pooling and Servicing Agreement—The Directing Certificateholder”.
In addition, pursuant to the terms of the Pari Passu Serviced Intercreditor Agreement, the holder of the related Serviced Pari Passu Companion Loan (or its representative which, at any time the related Serviced Pari Passu Companion Loan is included in a securitization, may be the controlling class certificateholder for that securitization or any other party assigned the rights to exercise the rights of the holder of the related Serviced Pari Passu Companion Loan, as and to the extent provided in the related pooling and servicing agreement) will (i) have the right to receive copies of all notices, information and reports that the master servicer or special servicer, as applicable, is required to provide to the Directing Certificateholder (within the same time frame such notices, information and reports are or would have been required to be provided to the Directing Certificateholder under the PSA without regard to the occurrence of a Control Termination Event or Consultation Termination Event) with respect to any major decisions to be taken with respect to the Serviced Pari Passu Whole Loan or the implementation of any recommended action outlined in an asset status report relating to the Serviced Whole Loan and (ii) have the right to be consulted on a strictly non-binding basis to the extent the holder of the related Serviced Pari Passu Companion Loan (or its representative) requests consultation with respect to certain major decisions to be taken with respect to the Serviced Whole Loan or the implementation of any recommended action outlined in an asset status report relating to the Serviced Pari Passu Whole Loan. The consultation right of the holder of the related Serviced Pari Passu Companion Loan (or its representative) will expire 10 business days following the delivery of written notice and information relating to the matter subject to consultation whether or not the holder of the related Serviced Pari Passu Companion Loan (or its representative) has responded within such period; provided that if the master servicer or special servicer, as applicable, proposes a new course of action that is materially different from the actions previously proposed, the 10 business day consultation period will be deemed to begin anew from the date of delivery of such new proposal and delivery of all information related to such new proposal. Notwithstanding the consultation rights of the holder of the related Serviced Pari Passu Companion Loan (or its representative) described above, the master servicer or special servicer, as applicable, is permitted to make any material decision or take any action set forth in the asset status report before the expiration of the aforementioned 10 business day period if it determines that immediate action with respect to such decision is necessary to protect the interests of the holders of the Serviced Pari Passu Mortgage Loan and the related Serviced Pari Passu Companion Loan. Neither the master servicer nor the special servicer will be obligated at any time to follow or take any alternative actions recommended by the holder of the related Serviced Pari Passu Companion Loan (or its representative, including, if the related Serviced Pari Passu Companion Loan has been contributed to a securitization, the related directing certificateholder (or similar entity)).
In addition to the consultation rights of the holder of the Serviced Pari Passu Companion Loan (or its representative) described above, pursuant to the terms of the Pari Passu Serviced Intercreditor Agreement, the holder of the Serviced Pari Passu Companion Loan (or its representative) will have the right to attend (in-person or telephonically in the discretion of the master servicer or special servicer, as applicable) annual meetings with the master servicer or special servicer, as applicable, upon reasonable notice and at times reasonably acceptable to the master servicer or special servicer, as applicable, for the purpose of discussing servicing issues related to the Serviced Pari Passu Whole Loan.
Sale of Defaulted Serviced Pari Passu Whole Loan.
Pursuant to the terms of the Pari Passu Serviced Intercreditor Agreement, if the Serviced Pari Passu Mortgage Loan becomes a Defaulted Loan, and if the special servicer determines to sell the Serviced Pari Passu Mortgage Loan that has become a Specially Serviced Loan in accordance with the PSA, then the special servicer will be required to sell the related Serviced Pari Passu Companion Loan together with the Serviced Pari Passu Mortgage Loan as one whole loan. In connection with any such sale, the special servicer will be required to follow the procedures set forth under “Pooling and Servicing Agreement—Realization Upon Mortgage Loans”.
[Notwithstanding the foregoing, the special servicer will not be permitted to sell a Serviced Pari Passu Mortgage Loan together with the Serviced Pari Passu Companion Loan if such loan becomes a defaulted whole loan without the written consent of the holder of the Serviced Pari Passu Companion Loan (provided that such consent is not required if the holder of the Serviced Pari Passu Companion Loan is the borrower or an affiliate of the borrower) unless the special servicer has delivered to the holder of the Serviced Pari Passu Companion Loan: (a) at least 15 business days prior written notice of any decision to attempt to sell the related Whole Loan; (b) at least 10 days prior to the proposed sale date, a copy of each bid package (together with any material amendments to such bid packages) received by the special servicer in connection with any such proposed sale; (c) at least 10 days prior to the proposed sale date, a copy of the most recent appraisal for the Serviced Pari Passu Whole Loan, and any documents in the servicing file reasonably requested by the holder of the Serviced Pari Passu Companion Loan that are material to the price of the Serviced Pari Passu Whole Loan; and (d) until the sale is completed, and a reasonable period of time (but no less time than is afforded to other offerors and the Directing Certificateholder) prior to the proposed sale date, all information and other documents being provided to other offerors and all leases or other documents that are approved by the master servicer or the special servicer in connection with the proposed sale; provided that the holder of the Serviced Pari Passu Companion Loan may waive any of the delivery or timing requirements described in this sentence. Subject to the terms of the PSA, the holder of the Serviced Pari Passu Companion Loan (or its representative) will be permitted to submit an offer at any sale of the related Whole Loan.]
See “Pooling and Servicing Agreement—Realization Upon Mortgage Loans”.

Special Servicer Appointment Rights.
Pursuant to the terms of the applicable Intercreditor Agreement and the PSA, the issuing entity, as the controlling noteholder, will have the right, with or without cause, to replace the special servicer then acting with respect to the Serviced Pari Passu Whole Loan and appoint a replacement special servicer without the consent of the holder of the Serviced Pari Passu Companion Loan. The Directing Certificateholder (so long as a Control Termination Event has not occurred and is not continuing), and the applicable certificateholders with the requisite percentage of Voting Rights (if a Control Termination Event has occurred and is continuing) will exercise the rights of the issuing entity as controlling noteholder, and will have the right, with or without cause, to replace the special servicer then acting with respect to the Serviced Pari Passu Whole Loan and appoint a replacement special servicer, as described under “Pooling and Servicing Agreement—Termination of Master Servicer and Special Servicer for Cause—Rights Upon Servicer Termination Event”.
The Serviced AB Whole Loan
[THE FOLLOWING DESCRIPTION OF THE INTERCREDITOR AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE AB WHOLE LOANS AND THE FINAL TERMS OF THE RELATED INTERCREDITOR AGREEMENT. THE SUBORDINATE COMPANION LOAN INCLUDED IN THE AB WHOLE LOAN MAY BE OR MAY NOT BE INCLUDED IN THE ISSUING ENTITY.  THE FOLLOWING DESCRIPTION ASSUMES THAT THE TRUST SUBORDINATE COMPANION LOAN WILL BE HELD BY THE ISSUING ENTITY.]
General.
[One (1)] Mortgage Loan, identified as “[NAME OF THE AB WHOLE LOAN]” (the “AB Mortgage Loan”) on Annex A-1, representing approximately [___]% of the Initial Pool Balance, is evidenced by the senior of two notes, each of which is secured by a single Mortgage and a single assignment of leases and rents. The subordinate interest for the AB Mortgage Loan, which is evidenced by the subordinate of the two notes, [will be][will not be] part of the issuing entity and is referred to in this prospectus as the “Trust Subordinate Companion Loan”. The AB Mortgage Loan, together with the Trust Subordinate Companion Loan, is referred to in this prospectus as the “AB Whole Loan”, and together with the [[NAME OF THE SERVICED PARI PASSU WHOLE LOAN] Whole Loan, the “Serviced Whole Loans”.  The Trust Subordinate Companion Loan and the Serviced Pari Passu Companion Loan are collectively referred to in this prospectus as the “Serviced Companion Loans”.
The AB Mortgage Loan is cross-defaulted with the Trust Subordinate Companion Loan.  Both the AB Mortgage Loan and the Trust Subordinate Companion Loan will be held by the issuing entity, and the [Loan Specific Class] certificates will be backed solely by the Trust Subordinate Companion Loan.  The rights of the holders of the AB Mortgage Loan and the Trust Subordinate Companion Loan are subject to an Intercreditor Agreement (the “AB Intercreditor Agreement”).  The following summaries describe certain provisions of the AB Intercreditor Agreement.  The [Loan Specific Class] Directing Certificateholder, acting on behalf of the holder of the [Loan Specific Class] certificates, will be entitled to exercise certain rights of the holder of the Trust Subordinate Companion Loan described below pursuant to the terms of the PSA. See “Pooling and Servicing Agreement—The Directing Certificateholder”.
Servicing.
The AB Whole Loan and any related REO Property will be serviced and administered by the master servicer and the special servicer, pursuant to the PSA, in the manner described under “Pooling and Servicing Agreement”, but subject to the terms of the AB Intercreditor Agreement.  See “Pooling and Servicing Agreement”.
Application of Payments.
Pursuant to the related Intercreditor Agreement, prior to the occurrence and continuance of (i) an event of default with respect to payments due under the AB Mortgage Loan, (ii) an event of default which results in the AB Mortgage Loan becoming accelerated or becoming serviced by the special servicer pursuant to the terms of the PSA, or (iii) any bankruptcy or insolvency event that constitutes an event of default under the related Mortgage Loan documents (each of clauses (i) – (iii), an “AB Material Event of Default”) (or, if such a default has occurred, but the directing certificateholder for the [LOAN SPECIFIC CLASS] certificates (the “Loan Specific Directing Certificateholder”) has cured such a default or is exercising its cure rights), after payment of amounts for required reserves or escrows required by the related Mortgage Loan documents and amounts payable or reimbursable under the PSA to the master servicer, special servicer, certificate administrator, trustee, operating advisor and asset representations reviewer, payments and proceeds received with respect to an AB Whole Loan will generally be applied in the following order:
First, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to accrued and unpaid interest due on the outstanding principal of the AB Mortgage Loan at its interest rate;
Second, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the Senior Note Percentage Interest of principal payments, if any, on an AB Whole Loan;
Third, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed amounts required to be applied in accordance with the foregoing clauses and, as result of a workout the principal balance of the AB Mortgage Loan has been reduced, such excess amount will be paid to the issuing entity as holder of the AB Mortgage Loan in an amount up to the reduction, if any, of the principal balance of the AB Mortgage Loan as a result of such workout, plus interest on such amount at the default interest rate for the AB Mortgage Loan;
Fourth, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the product of the Senior Note Percentage Interest multiplied by the Senior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;
Fifth, to the issuing entity as holder of the AB Mortgage Loan, up to the amount of any unreimbursed costs and expenses paid by the holder of the AB Mortgage Loan including any Recovered Costs not previously reimbursed to the holder of the AB Mortgage Loan (or paid or advanced by any servicer on its behalf and not previously paid or reimbursed) with respect to an AB Whole Loan pursuant to the related Intercreditor Agreement or the PSA;
Sixth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the accrued and unpaid interest due on the outstanding principal balance of the related Trust Subordinate Companion Loan at its interest rate;
Seventh, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the Junior Note Percentage Interest of principal payments received, if any, on an AB Whole Loan;
Eighth, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed the amounts required to be applied in accordance with the foregoing clauses and, as a result of any written modification, amendment, waiver, restructuring or workout of an AB Whole Loan, the principal balance of the related Trust Subordinate Companion Loan has been reduced, such excess amount to the holder of the related Trust Subordinate Companion Loan in an amount equal to the amount of such reduction on the related Trust Subordinate Companion Loan as a result of such written modification, amendment, waiver, restructuring or workout and interest on such amount at the default interest rate for the related Trust Subordinate Companion Loan;
Ninth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the aggregate amount of all payments made by the holder of the related Trust Subordinate Companion Loan in connection with the exercise of its cure rights under the related Intercreditor Agreement;

Tenth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the product of the Junior Note Percentage Interest multiplied by the Junior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;
Eleventh, to the extent assumption or transfer fees actually paid by the related borrower are not required to be otherwise applied under the PSA, including, without limitation, to provide reimbursement for interest on any Advances, to pay any additional servicing expenses or to compensate a servicer (in each case provided that such reimbursements or payments relate to an AB Whole Loan), any such assumption or transfer fees, to the extent actually paid by the related borrower, to the holder of the AB Mortgage Loan and to holder of the related Trust Subordinate Companion Loan, pro rata, based on their respective percentage interests; and
Twelfth, if any excess amount is available to be distributed in respect of an AB Whole Loan, and not otherwise applied in accordance with the foregoing clauses, any remaining amount, pro rata, to the holder of the AB Mortgage Loan and to the holder of the related Trust Subordinate Companion Loan in accordance with their respective initial percentage interests.
“Junior Note Percentage Interest” means a fraction, expressed as a percentage, the numerator of which is the principal balance of the related Trust Subordinate Companion Loan and the denominator of which is the principal balance of an AB Whole Loan.
[“Junior Note Relative Spread” means the ratio of the Mortgage Rate for the related Trust Subordinate Companion Loan to the Mortgage Rate for the AB Mortgage Loan and related Trust Subordinate Companion Loan as a whole.]
“Recovered Costs” means, with respect to an AB Whole Loan, any amounts referred to in clauses (d) and/or (e) of the definition of “Defaulted Purchase Price” (set forth in “—Purchase Option” below) that, at the time of determination, had been previously paid or reimbursed to any servicer from sources other than collections on or in respect of an AB Whole Loan or Mortgaged Property (including, without limitation, from collections on or in respect of loans other than an AB Whole Loan).
“Senior Note Percentage Interest” means a fraction, expressed as a percentage, the numerator of which is the principal balance of the AB Mortgage Loan and the denominator of which is the principal balance of an AB Whole Loan.
[“Senior Note Relative Spread” means the ratio of the Mortgage Rate for the AB Mortgage Loan to the Mortgage Rate for the AB Mortgage Loan and related Trust Subordinate Companion Loan related Trust Subordinate Companion Loan as a whole.]
Following the occurrence and during the continuance of an AB Material Event of Default, after payment of all amounts for required reserves or escrows required by the related Mortgage Loan documents and amounts then payable or reimbursable under the PSA to the master servicer, special servicer, certificate administrator, trustee, operating advisor and asset representations reviewer, payments and proceeds with respect to an AB Whole Loan will generally be applied in the following order, in each case to the extent of available funds:
First, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to accrued and unpaid interest due on the outstanding principal of the AB Mortgage Loan at its interest rate;
Second, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the principal balance of the AB Mortgage Loan, until such principal balance has been reduced to zero;
Third, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed amounts required to be applied in accordance with the foregoing clauses and, as result of a workout the principal balance of the AB Mortgage Loan has been reduced, such excess amount will be paid to the issuing entity as holder of the AB Mortgage Loan in an amount up to the reduction, if any, of the principal balance of the AB Mortgage Loan as a result of such workout, plus interest on such amount at the default interest rate for the AB Mortgage Loan;
Fourth, to the issuing entity as holder of the AB Mortgage Loan, in an amount equal to the product of the Senior Note Percentage Interest multiplied by the Senior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;
Fifth, to the issuing entity as holder of the AB Mortgage Loan, up to the amount of any unreimbursed costs and expenses paid by the holder of the AB Mortgage Loan including any Recovered Costs not previously reimbursed to the holder of the AB Mortgage Loan (or paid or advanced by any servicer on its behalf and not previously paid or reimbursed) with respect to an AB Whole Loan pursuant to the related Intercreditor Agreement or the PSA;
Sixth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the accrued and unpaid interest due on the outstanding principal balance of the related Trust Subordinate Companion Loan at its interest rate;
Seventh, to the issuing entity as holder of the related Trust Subordinate Companion Loan in an amount equal to the principal balance of the related Trust Subordinate Companion Loan, until such principal balance has been reduced to zero;
Eighth, if the proceeds of any foreclosure sale or any liquidation of an AB Whole Loan or related Mortgaged Property exceed the amounts required to be applied in accordance with the foregoing clauses and, as a result of any written modification, amendment, waiver, restructuring or workout of an AB Whole Loan, the principal balance of the related Trust Subordinate Companion Loan has been reduced, such excess amount to the issuing entity as holder of the related Trust Subordinate Companion Loan in an amount equal to the amount of such reduction on the related Trust Subordinate Companion Loan as a result of such written modification, amendment, waiver, restructuring or workout and interest on such amount at the default interest rate for the related Trust Subordinate Companion Loan;
Ninth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the aggregate amount of all payments made by it in connection with the exercise of its cure rights under the related Intercreditor Agreement;
Tenth, to the issuing entity as holder of the related Trust Subordinate Companion Loan, in an amount equal to the product of the Junior Note Percentage Interest multiplied by the Junior Note Relative Spread and any prepayment premium to the extent paid by the related borrower;
Eleventh, to the extent assumption or transfer fees actually paid by the related borrower are not required to be otherwise applied under the PSA, including, without limitation, to provide reimbursement for interest on any Advances, to pay any additional servicing expenses or to compensate a servicer (in each case provided that such reimbursements or payments relate to an AB Whole Loan), any such assumption or transfer fees, to the extent actually paid by the related borrower, to the holder of the AB Mortgage Loan and to holder of the related Trust Subordinate Companion Loan, pro rata, based on their respective percentage interests; and
Twelfth, if any excess amount is available to be distributed in respect of an AB Whole Loan, and not otherwise applied in accordance with the foregoing clauses, any remaining amount, pro rata, to the holder of the AB Mortgage Loan and to the holder of the related Trust Subordinate Companion Loan in accordance with their respective initial percentage interests.
For more information regarding the allocation of collections and expenses in respect of an AB Whole Loan, see “Pooling and Servicing Agreement—Advances” and “—Withdrawals from the Collection Account”.

Cure Rights.
In the event that the related borrower fails to make any payment of principal or interest on an AB Whole Loan that results in a monetary event of default or the related borrower otherwise defaults with respect to an AB Whole Loan, the holder of the related Trust Subordinate Companion Loan will have the right to cure such event of default subject to certain limitations set forth in the related Intercreditor Agreement. The holder of the Trust Subordinate Companion Loan will be limited to four (4) cure payments over the life of an AB Whole Loan, no more than three (3) of which may be consecutive. So long as the holder of the related Trust Subordinate Companion Loan is exercising a cure right, neither the master servicer nor the special servicer will be permitted to treat such event of default as such for purposes of transferring the related Whole Loan to special servicing or exercising remedies.
Amendments and Consents.
Prior to the occurrence and continuance of an AB Control Appraisal Period, except as otherwise described under “Pooling and Servicing Agreement—The Directing Certificateholder”, the consent of the holder of the related Trust Subordinate Companion Loan is required to be obtained by the special servicer for any AB Major Decision.
An “AB Control Appraisal Period” will exist with respect to the related Trust Subordinate Companion Loan, if and for [so long as (a)(1) the initial principal balance of the related Trust Subordinate Companion Loan minus (2) the sum of (x) any payments of principal allocated to, and received on, the related Trust Subordinate Companion Loan, (y) any Appraisal Reduction Amounts for an AB Whole Loan that are allocated to the related Trust Subordinate Companion Loan and (z) any losses realized with respect to the related Mortgaged Property or AB Whole Loan that are allocated to the related Trust Subordinate Companion Loan, is less than (b) 25% of the remainder of the (i) initial principal balance of the related Trust Subordinate Companion Loan less (ii) any payments of principal allocated to, and received, by the holders of the related Trust Subordinate Companion Loan.  Pursuant to the terms of the Intercreditor Agreement, the holders of the [LOAN SPECIFIC CLASS] certificates will have the right to avoid an AB Control Appraisal Period by posting cash collateral or a letter of credit in an amount which, when added to the appraised value of the related Mortgaged Property, would cause the applicable AB Control Appraisal Period not to occur. The holder of the [LOAN SPECIFIC CLASS] certificates, as the holder of a beneficial interest in the related Trust Subordinate Companion Loan also has the right to purchase the AB Mortgage Loan in certain instances as set forth below.
[“AB Major Decisions” means at any time no AB Control Appraisal Period is in effect (and will have the meaning given to a “Major Decision” when an AB Control Appraisal Period is in effect):
•
any workout or other change to an AB Whole Loan that would result in any modification of, or waiver with respect to, an AB Whole Loan that would result in the extension of the maturity date or extended maturity date of the AB Whole Loan, a reduction in the interest rate borne thereby or the monthly debt service payment or a deferral or a forgiveness of interest on or principal of an AB Whole Loan or a modification or waiver of any other monetary term of an AB Whole Loan (including reserve requirements) or a modification or waiver of any material non-monetary provision of an AB Whole Loan, including but not limited to provisions which restrict the related borrower or its equity owners from incurring additional indebtedness or transferring interests in the Mortgaged Property or the related borrower;

•	any modification of, or waiver with respect to, an AB Whole Loan that would result in a discounted pay-off of the related Trust Subordinate Companion Loan;
•
any foreclosure upon or comparable conversion (which may include acquisition of an REO Property) of the ownership of the Mortgaged Property or any acquisition of the Mortgaged Property by deed-in-lieu of foreclosure or any other exercise of remedies following an AB Material Event of Default;

•
any material direct or indirect sale of all or any material portion of the Mortgaged Property or REO Property other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;

•
any substitution, release or addition of collateral for an AB Whole Loan other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;

•
any release of the related borrower or guarantor from liability with respect to an AB Whole Loan including, without limitation, by acceptance of an assumption of an AB Whole Loan by a successor borrower or replacement guarantor other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;

•
any determination (1) not to enforce a “due-on-sale” or “due–on–encumbrance” clause (unless such clause is not exercisable under applicable law or such exercise is reasonably likely to result in successful legal action by the related borrower) or (2) accelerate an AB Whole Loan (other than automatic accelerations pursuant to the related Mortgage Loan documents);

•
any transfer of the Mortgaged Property or any portion of the Mortgaged Property, or any transfer of any direct or indirect ownership interest in the related borrower, other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion;

•
any incurring of additional debt by the related borrower, including the terms of any document evidencing or securing any such additional debt and of any intercreditor or subordination agreement executed in connection therewith and any waiver of or amendment or modification to the terms of any such document or agreement or incurring of mezzanine financing by any beneficial owner of the related borrower, including the terms of any document evidencing or securing any such mezzanine debt and of any intercreditor or subordination agreement executed in connection therewith and any waiver of or amendment or modification to the terms of any such document or agreement (other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion);

•	the waiver or modification of any documentation relating to the guarantor’s obligations under the guaranty;
•
the releases of any escrows or reserve accounts other than those required pursuant to the specific terms of the related Mortgage Loan documents and for which there is no material lender discretion; and

•	any approval of a “major lease” (as defined in the Mortgage Loan documents).]
Purchase Option.
If an event of default with respect to an AB Whole Loan has occurred and is continuing, the holders of the [LOAN SPECIFIC CLASS] certificates will have the option to purchase the AB Mortgage Loan from the issuing entity at a price equal to the Defaulted Purchase Price.
The “Defaulted Purchase Price”, with respect to the AB Mortgage Loan, is generally equal to the sum, without duplication, of (a) the principal balance of the AB Mortgage Loan, (b) accrued and unpaid interest on the AB Mortgage Loan from the date as to which interest was last paid in full by the related borrower up to and including the end of the interest accrual period relating to the Due Date next following the date the purchase occurred, (c) any other amounts due under an AB Whole Loan, other than prepayment premiums, default interest, late fees, exit fees and any other similar fees, provided that if the related borrower or a borrower related party is the purchaser (as the holder of the [LOAN SPECIFIC CLASS] certificates or otherwise), the Defaulted Purchase Price will include prepayment premiums, default interest, late fees, exit fees and any other similar fees, (d) without duplication of amounts under clause (c), any unreimbursed Servicing Advances and any expenses incurred in enforcing the related loan documents (including, without limitation, Servicing Advances payable or reimbursable to any servicer, and earned and unreimbursed special servicing fees), (e) without duplication of amounts under clause (c), any accrued and unpaid interest on Advances, (f) any Liquidation Fees or Workout Fees payable under the PSA with respect to an AB Whole Loan (i) if the related borrower or a borrower related party is the purchaser (as the holder of the [LOAN SPECIFIC CLASS] certificates or otherwise) or (ii) otherwise, if the purchase occurs after ninety (90) days after the first such option becomes exercisable pursuant to the related Intercreditor Agreement, and (g) any Recovered Costs not reimbursed previously to the holder of the AB Mortgage Loan pursuant to the related Intercreditor Agreement.
Special Servicer Appointment Rights.
Pursuant to the related Intercreditor Agreement, the holders of the [LOAN SPECIFIC CLASS] certificates will have the right, with or without cause, to replace the special servicer then acting with respect to an AB Whole Loan and appoint a replacement special servicer with respect to an AB Whole Loan.  See “Pooling and Servicing Agreement—Replacement of Special Servicer Without Cause”.
The Non-Serviced Whole Loan
[THE FOLLOWING DESCRIPTION OF THE INTERCREDITOR AGREEMENT WILL BE UPDATED IN THE PROSPECTUS BASED ON THE NUMBER OF THE NON-SERVICED WHOLE LOANS AND THE FINAL TERMS OF THE RELATED INTERCREDITOR AGREEMENTS.]
General.
[One (1)] Mortgage Loan, identified as “[NAME OF NON-SERVICED WHOLE LOAN]” (the “Non-Serviced Mortgage Loan”) on Annex A-1, The [__________] Mortgage Loan, representing approximately [_____]% of the Initial Pool Balance, is part of a split loan structure comprised of two mortgage notes, each of which is secured by the same mortgage instruments on the same portfolio of Mortgaged Properties.
The Non-Serviced Mortgage Loan is evidenced by one (1) promissory note with a Cut-off Date Balance of $[_______]. The related Companion Loan (the “Non-Serviced Companion Loan” and together with the Non-Serviced Mortgage Loan, the “Non‑Serviced Whole Loan”) is evidenced by one (1) promissory note with a principal balance as of the Cut-off Date of $[_________]. The Non-Serviced Companion Loan will not be included in the issuing entity. Only the Non-Serviced Mortgage Loan will be included in the issuing entity. The Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan are pari passu with each other in terms of priority and are collectively referred to in this prospectus as the Non-Serviced Whole Loan.
The rights of the issuing entity, as the holder of the Non-Serviced Mortgage Loan and the rights of the securitization trust holding the Non-Serviced Companion Loan, as the holder of the Non-Serviced Companion Loan are subject to the terms of the Intercreditor Agreement (the “Non-Serviced Intercreditor Agreement”).  [The consultation rights of the issuing entity (as the non-controlling note holder) under the Non-Serviced Intercreditor Agreement will be exercised by the Directing Certificateholder so long as no Control Termination Event has occurred and is continuing, and if a Control Termination Event has occurred and is continuing, by the special servicer pursuant to the terms of the PSA, as described under “Pooling and Servicing Agreement”.]
Servicing of the Non-Serviced Whole Loan.
The Non-Serviced Whole Loan is being serviced and administered pursuant to the terms of the pooling and servicing agreement, dated as of [______], 20[____] (the “Non-Serviced PSA”) among [NAME OF DEPOSITOR] (the “Non‑Serviced Depositor”), [NAME OF MASTER SERVICER] (the “Non-Serviced Master Servicer”), [NAME OF SPECIAL SERVICER) (the “Non-Serviced Special Servicer”), [NAME OF TRUSTEE] (the “Non-Serviced Trustee”), [NAME OF CERTIFICATE ADMINISTRATOR) (the

“Non-Serviced Certificate Administrator”), [NAME OF OPERATING ADVISOR] (the “Non-Serviced Operating Advisor”) and [NAME OF ASSET REPRESENTATIONS REVIEWER) (the “Non-Serviced Asset Representations Reviewer”).  The Non-Serviced PSA was entered into in connection with the securitization of the Non-Serviced Companion Loan.  The holders of the certificates issued under the Non-Serviced PSA are referred to in this prospectus as “Non-Serviced Certificateholders”. For a summary of certain provisions of the Non-Serviced PSA, see “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.
Application of Payments.
The Non-Serviced Intercreditor Agreement sets forth the respective rights of the holder of the Non-Serviced Mortgage Loan and the holder of the Non-Serviced Companion Loan with respect to distributions of funds received in respect of the Non-Serviced Whole Loan, and provides, in general, that:
•
the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan are of equal priority with each other and no portion of either of them will have priority or preference over any portion of the other or security therefor;

•
all payments, proceeds and other recoveries on or in respect of the Non-Serviced Whole Loan or the related Mortgaged Property will be applied to the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan on a pro rata and pari passu basis according to their respective outstanding principal balances (subject, in each case, to the payment of amounts for required reserves or escrows required by the related Mortgage Loan documents and payment and reimbursement rights of the Non-Serviced Master Servicer, the Non-Serviced Special Servicer, the Non-Serviced Trustee, the Non-Serviced Operating Advisor, the Non-Serviced Asset Representations Reviewer, the Non-Serviced Certificate Administrator, the Non-Serviced Depositor) in accordance with the terms of the Non-Serviced Intercreditor Agreement and the Non-Serviced PSA; and

•
costs, fees, expenses, losses and shortfalls relating to the Non-Serviced Whole Loan will be allocated, on a pro rata and pari passu basis, to the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan in accordance with the terms of the Non-Serviced Intercreditor Agreement and the Non-Serviced PSA.

See “Pooling and Servicing Agreement—Advances” and “—Servicing of the Non-Serviced Mortgage Loan” for more information regarding the allocation of collections and expenses in respect of the Non-Serviced Whole Loan.
Consultation and Control.
The controlling noteholder under the Non-Serviced Intercreditor Agreement will be the securitization trust formed pursuant to the Non-Serviced PSA (the “Non-Serviced Securitization Trust”), as holder of the Non-Serviced Companion Loan. [___________] is the directing certificateholder under the Non-Serviced PSA (the “Non-Serviced Directing Certificateholder”).  The Non-Serviced Directing Certificateholder (so long as a control termination event under the Non-Serviced PSA has not occurred and is not continuing), and the applicable certificateholders under the Non-Serviced PSA with the requisite percentage of voting rights (so long as a control termination event under the Non-Serviced PSA has occurred and is continuing) will exercise the rights of the Non-Serviced Securitization Trust as controlling noteholder, and will have the right, with or without cause, to replace the special servicer then acting with respect to the Non-Serviced Whole Loan and appoint a replacement special servicer, in accordance with, and subject to the limitations set forth in, the Non-Serviced PSA.
For more information regarding the rights of the directing certificateholder under the Non-Serviced PSA, see “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.
Pursuant to the terms of the Non-Serviced Intercreditor Agreement, the issuing entity, as the non-controlling note holder, will have the right (regardless of whether a control termination event or a consultation termination event exists under the Non-Serviced PSA) to (i) receive copies of all notices, information and reports that the Non-Serviced Special Servicer is required to provide to the Non-Serviced Directing Certificateholder within the same time frame it is required to provide such notices, information and reports to the Non-Serviced Directing Certificateholder (provided that to the extent that the Non-Serviced Mortgage Loan is included in a securitization transaction, such copies of notices, information and reports required to be delivered by the Non-Serviced Special Servicer to the issuing entity shall be delivered to the directing certificateholder related to such securitization transaction to the extent that the Non-Serviced Special Servicer receives written notice of the identity of the directing certificateholder for such securitization transaction) and (ii) consult on a strictly non-binding basis with respect to (x) certain major servicing decisions regarding the Non-Serviced Whole Loan or any related REO Property as set forth in the Non-Serviced Intercreditor Agreement and (y) the implementation of any recommended actions outlined in an asset status report in respect of the Non-Serviced Whole Loan or any related REO Property. The consultation right of the issuing entity will expire 10 business days after the delivery by the Non-Serviced Special Servicer of notice and information relating to the matter subject to consultation, whether or not the issuing entity has responded within such period; provided that if a new course of action is proposed that is materially different from the actions previously proposed, the 10 business-day consultation period will begin anew. Notwithstanding the issuing entity’s consultation rights described above, the Non-Serviced Special Servicer is permitted to make any major decision or take any action set forth in an asset status report in respect of the Non-Serviced Whole Loan before the expiration of the aforementioned 10 business-day period if it determines that immediate action with respect to such decision is necessary to protect the interests of the holders of the Non-Serviced Mortgage Loan and the Non-Serviced Companion Loan.
Neither the Non-Serviced Master Servicer nor the Non‑Serviced Special Servicer will be permitted to follow any advice or consultation provided by the holder of the Non-Serviced Companion Loan (or its representative) that would require or cause the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, to violate any applicable law, including the REMIC Regulations or other applicable provisions of the Code, be inconsistent with the servicing standard under the Non-Serviced PSA require or cause the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, to violate provisions of the Non-Serviced Intercreditor Agreement or the Non-Serviced PSA, require or cause the Non-Serviced Master Servicer or the Non-Serviced Special Servicer, as applicable, to violate the terms of the Non-Serviced Whole Loan, or materially expand the scope of any of the Non-Serviced Master Servicer’s or the Non-Serviced Special Servicer’s, as applicable, responsibilities under the Non-Serviced Intercreditor Agreement.
In addition to the consultation rights of the issuing entity described above, the issuing entity will have the right to annual conference calls with the Non-Serviced Master Servicer or Non-Serviced Special Servicer, as applicable, upon reasonable notice and at times reasonably acceptable to the Non-Serviced Master Servicer or Non-Serviced Special Servicer, as applicable, in which servicing issues related to the Non-Serviced Whole Loan may be discussed.
Sale of Defaulted Loan.
Pursuant to the terms of the Non-Serviced Intercreditor Agreement, if the Non-Serviced Whole Loan becomes a “defaulted Mortgage Loan” pursuant to the terms of the Non‑Serviced PSA, the Non‑Serviced Special Servicer will be required to sell the Non-Serviced Mortgage Loan together with the related Companion Loan as a single whole loan. The issuing entity will have consultation rights in connection with such sale, as described above.
Special Servicer Appointment Rights.
Pursuant to the terms of the Non-Serviced Intercreditor Agreement and the Non-Serviced PSA, the Non-Serviced Directing Certificateholder and the applicable certificateholders under the Non-Serviced PSA with the requisite percentage of voting rights (so long as a control termination event under the Non-Serviced PSA has not occurred and is not continuing) will have the right, with or without cause, to replace the special servicer then acting with respect to the Non-Serviced Whole Loan and appoint a replacement special servicer, in accordance with, and subject to the limitations set forth in, the Non-Serviced PSA.  See “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.
Additional Information
Each of the tables presented in Annex A‑2 sets forth selected characteristics of the pool of Mortgage Loans as of the Cut-off Date, if applicable. For a detailed presentation of certain additional characteristics of the Mortgage Loans and the Mortgaged Properties on an individual basis, see Annex A‑1. For a brief summary of the [10] largest Mortgage Loans in the pool of Mortgage Loans, see Annex A‑3.
The description in this prospectus, including Annex A‑1, Annex A‑2 and Annex A‑3, of the Mortgage Pool and the Mortgaged Properties is based upon the Mortgage Pool as expected to be constituted at the close of business on the Cut‑off Date, as adjusted for the scheduled principal payments due on the Mortgage Loans on or before the Cut‑off Date. Prior to the issuance of the Offered Certificates, a Mortgage Loan may be removed from the Mortgage Pool if the depositor deems such removal necessary or appropriate or if it is prepaid. This may cause the range of Mortgage Rates and maturities as well as the other characteristics of the Mortgage Loans to vary from those described in this prospectus.
A Form ABS-EE with the information required by Item 1125 of Regulation AB (17 CFR 2219.1125), Schedule AL – Asset-Level Information will be filed or caused to be filed by the depositor with respect to the issuing entity on or prior to the date of the filing of this prospectus and will provide such information for a reporting period commencing on the day after the hypothetical Determination Date in February 2018 and ending on the hypothetical Determination Date in March 2018.  In addition, a Current Report on Form 8-K containing detailed information regarding the Mortgage Loans will be available to persons (including beneficial owners of the offered certificates) who receive this prospectus and will be filed pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), together with the PSA, with the United States Securities and Exchange Commission (the “SEC”) on or prior to the date of the filing of the final prospectus
TRANSACTION PARTIES
The Sponsors and Mortgage Loan Sellers
Goldman Sachs Mortgage Company
General.
Goldman Sachs Mortgage Company (“GSMC” ) is a New York limited partnership.  GSMC was formed in 1984.  Its general partner is Goldman Sachs Real Estate Funding Corp. and its limited partner is Goldman Sachs Bank USA.  GSMC’s executive offices are located at 200 West Street, New York, New York 10282, telephone number (212) 902-1000.  GSMC is [the initial Risk Retention Consultation Party and] an affiliate of Goldman Sachs & Co. LLC, an underwriter, and of the depositor.
GSMC’s Commercial Mortgage Securitization Program
As a sponsor, GSMC originates and acquires fixed and floating rate commercial mortgage loans and either by itself or together with other sponsors or mortgage loan sellers, organizes and initiates the public and/or private securitization of such commercial mortgage loans by transferring the commercial mortgage loans to a securitization depositor, including GS Commercial Securities Corporation II or another entity that acts in a similar capacity.  In coordination with its affiliates, Goldman Sachs Commercial Mortgage Capital, L.P., GS Commercial Real Estate LP, and other unaffiliated underwriters, GSMC works with rating agencies, investors, unaffiliated mortgage loan sellers and servicers in structuring the securitization transaction.
From the beginning of its participation in commercial mortgage securitization programs in 1996 through [__________], GSMC originated or acquired approximately [__________] fixed and floating rate commercial and multifamily mortgage loans with an aggregate original principal balance of approximately $[__________] billion.  As of [__________], GSMC had acted as a sponsor and mortgage loan seller on [__________] fixed and floating-rate commercial mortgage-backed securitization transactions.  GSMC securitized approximately $[__________] billion, $[__________] billion, $[__________] billion and $[__________] billion of commercial loans in public and private offerings in calendar years [__________],[__________],[__________] and [__________], respectively.
Neither GSMC nor any of its affiliates will insure or guarantee distributions on the Certificates.  The Certificateholders will have no rights or remedies against GSMC for any losses or other claims in connection with the Certificates or the Mortgage Loans except in respect of the repurchase and substitution obligations for material document defects or the material breaches of representations and warranties made by GSMC in the related Mortgage Loan Purchase Agreement as described under “Description of the Mortgage Loan Purchase Agreements” in this prospectus.
Review of GSMC Mortgage Loans
Overview.  GSMC, in its capacity as the sponsor of the GSMC Mortgage Loans, has conducted a review of the GSMC Mortgage Loans in connection with the securitization described in this prospectus.  The review of the GSMC Mortgage Loans was performed by a deal team comprised of real estate and securitization professionals who are employees of one or more of GSMC’s affiliates (the “GSMC Deal Team”).  The review procedures described below were employed with respect to all of the GSMC Mortgage Loans, except that certain review procedures only were relevant to the large loan disclosures in this prospectus, as further described below.  No sampling procedures were used in the review process.
Database.  To prepare for securitization, members of the GSMC Deal Team created a database of loan-level and property-level information relating to each GSMC Mortgage Loan.  The database was compiled from, among other sources, the related Mortgage Loan documents, third party reports, zoning reports, insurance policies, borrower supplied information (including, but not limited to, rent rolls, leases, operating statements and budgets) and information collected by the Goldman Originators during the underwriting process.  After origination of each GSMC Mortgage Loan, the GSMC Deal Team updated the information in the database with respect to the GSMC Mortgage Loan based on updates provided by the related servicer relating to loan payment status and escrows, updated operating statements, rent rolls and leasing activity, and information otherwise brought to the attention of the GSMC Deal Team.
A data tape (the “GSMC Data Tape”) containing detailed information regarding each GSMC Mortgage Loan was created from the information in the database referred to in the prior paragraph. The GSMC Data Tape was used by the GSMC Deal Team to provide certain numerical information regarding the GSMC Mortgage Loans in this prospectus.
Data Comparison and Recalculation.  The Depositor, on behalf of GSMC, engaged a third party accounting firm to perform certain data comparison and recalculation procedures designed by GSMC, relating to information in this prospectus regarding the GSMC Mortgage Loans.  These procedures included:
•	comparing certain information in the GSMC Data Tape against various source documents provided by GSMC that are described above under “—Database”;
•	comparing numerical information regarding the GSMC Mortgage Loans and the related Mortgaged Properties disclosed in this prospectus against the GSMC Data Tape; and
•	recalculating certain percentages, ratios and other formulae relating to the GSMC Mortgage Loans disclosed in this prospectus.
Legal Review.  GSMC engaged various law firms to conduct certain legal reviews of the GSMC Mortgage Loans for disclosure in this prospectus. In anticipation of the securitization of each GSMC Mortgage Loan, origination counsel prepared a loan and property summary that sets forth salient loan terms and summarizes material deviations from GSMC’s standard form loan documents.  In addition, origination counsel for each GSMC Mortgage Loan reviewed GSMC’s representations and warranties set forth on Annex D‑1 to this prospectus and, if applicable, identified exceptions to those representations and warranties.
Securitization counsel was also engaged to assist in the review of the GSMC Mortgage Loans.  Such assistance included, among other things, (i) a review of sections of the loan agreement relating to certain GSMC Mortgage Loans marked against the standard form document, (ii) a review of the loan and property summaries referred to above relating to the GSMC Mortgage Loans prepared by origination counsel and (iii) a review of a Due Diligence Questionnaire completed by the GSMC Deal Team.  Securitization counsel also reviewed the property release provisions, if any, for each GSMC Mortgage Loan with multiple Mortgaged Properties for compliance with the REMIC provisions.  In addition, for each GSMC Mortgage Loan originated by GSMC or its affiliates, GSMC prepared and delivered to its securitization counsel for review an asset summary, which summary includes important loan terms and certain property level information obtained during the origination process.
Origination counsel or securitization counsel also assisted in the preparation of the Mortgage Loan summaries set forth under “Description of the Top Ten Mortgage Loans,” “—[___],” “—[___],” and “—[___]” in Annex A-3 to this prospectus, based on their respective reviews of pertinent sections of the related Mortgage Loan documents.  The applicable borrowers and borrowers’ counsel reviewed these Mortgage Loan summaries as well.
Other Review Procedures. With respect to any pending litigation that existed at the origination of any GSMC Mortgage Loan, GSMC requested updates from the related borrower, origination counsel and/or borrower’s litigation counsel.  GSMC conducted a search with respect to each borrower under a GSMC Mortgage Loan to determine whether it filed for bankruptcy after origination of the GSMC Mortgage Loan.  If GSMC became aware of a significant natural disaster in the vicinity of any Mortgaged Property securing a GSMC Mortgage Loan, GSMC obtained information on the status of the Mortgaged Property from the related borrower to confirm no material damage to the Mortgaged Property.
The GSMC Deal Team also consulted with the Goldman Originators  to confirm that the GSMC Mortgage Loans were originated in compliance with the origination and underwriting criteria described below under “—The Goldman Originators—Origination and Underwriting Process”, as well as to identify any material deviations from those origination and underwriting criteria. See “—Exceptions to GSMC’s Disclosed Underwriting Guidelines” below.
Findings and Conclusions. Based on the foregoing review procedures, GSMC determined that the disclosure regarding the GSMC mortgage loans in this prospectus is accurate in all material respects. GSMC also determined that the GSMC mortgage loans were originated or acquired in accordance with GSMC’s origination procedures and underwriting criteria, except as described under “—Exceptions to GSMC’s Disclosed Underwriting Guidelines” below. GSMC attributes to itself all findings and conclusions resulting from the foregoing review procedures.
The Goldman Originators
Overview.  Each of GSMC and GS CRE, each an Originator, are affiliated with each other and with Goldman, Sachs & Co., one of the underwriters, and the Depositor.  GSMC and GS Bank are referred to as the “Goldman Originators” in this prospectus.
The primary business of each Goldman Originator is the underwriting and origination, either by itself or together with another originator, of mortgage loans secured by commercial or multifamily properties.  The commercial mortgage loans originated by each Goldman Originator include both fixed and floating rate commercial mortgage loans and such commercial mortgage loans are often included in both public and private securitizations.  Many of the commercial mortgage loans originated by GS CRE are acquired by GSMC and sold to securitizations in which GSMC acts as sponsor and/or loan seller.

Fixed Rate Commercial Mortgage Loans(1)
Year	Total Goldman Originator Fixed Rate Loans Originated (approximate)	Total Goldman Originator Fixed Rate Loans Securitized (approximate)
2017	$7.3 billion	$7.7 billion
2016	$6.1 billion	$5.2 billion
2015	$6.2 billion	$6.0 billion
2014	$2.9 billion	$3.1 billion
2013	$5.0 billion	$5.3 billion
2012	$5.6 billion	$4.6 billion
2011	$2.3 billion	$2.2 billion
2010	$1.6 billion	$1.1 billion
2009	$400 million	$400 million

(1)	Represents origination for all Goldman Originators and affiliates of Goldman Originators originating commercial mortgage loans.

Floating Rate Commercial Mortgage Loans(1)
Year	Total Goldman Originator Floating Rate Loans Originated (approximate)	Total Goldman Originator Floating Rate Loans Securitized (approximate)
2017	$5.6 billion	$4.0 million
2016	$2.3 billion	$1.6 million
2015	$2.0 billion	$261.0 million
2014	$3.2 billion	$2.0 billion
2013	$777 million	$1.3 billion
2012	$1.9 billion	$0
2011	$140 million	$0
2010	$0	$0
2009	$40 million	$0

(1)	Represents origination for all Goldman Originators and affiliates of Goldman Originators originating commercial mortgage loans.
Origination and Underwriting Process.  Each Goldman Originator’s commercial mortgage loans are primarily originated in accordance with the origination procedures and underwriting criteria described below.  However, variations from these procedures and criteria may occur as a result of various conditions including each loan’s specific terms, the quality or location of the underlying real estate, the property’s tenancy profile, the background or financial strength of the borrower/sponsor, or any other pertinent information deemed material by the applicable Goldman Originator.  Therefore, this general description of the Goldman Originators’ origination procedures and underwriting criteria is not intended as a representation that every commercial mortgage loan originated by it complies entirely with all procedures and criteria set forth below.  For important information about the circumstances that have affected the underwriting of a GSMC mortgage loan in the mortgage pool, see “—Exceptions to GSMC’s Disclosed Underwriting Guidelines” below and “Annex D‑2—Exceptions to Mortgage Loan Seller Representations and Warranties” in this prospectus.
The underwriting process for each mortgage loan originated by a Goldman Originator is performed by an origination team comprised of real estate professionals which typically includes an originator, analyst, loan officer and commercial closer.  This team conducts a review of the related mortgaged property, which typically includes an examination of historical operating statements (if available), rent rolls, certain tenant leases, current and historical real estate tax information, insurance policies and/or schedules, and third party reports pertaining to appraisal/valuation, zoning, environmental status and physical condition/seismic/engineering.  In certain cases, the Goldman Originator may engage an independent third party due diligence provider, pursuant to a program of specified procedures, to assist in the underwriting and preparation of analyses required by such procedures, subject to the oversight and ultimate review and approval by the Goldman Originator origination team.
A member of the applicable Goldman Originator origination team performs or engages a third party to perform an inspection of the property in order to assess the physical quality of the collateral, confirm tenancy, and determine visibility and accessibility of the property as well as proximity to major thoroughfares, transportation centers, employment sources, retail areas, educational facilities and recreational areas.  Such site inspections are also generally used to assess the submarket in which the property is located and to evaluate the property’s competitiveness within its market.
The applicable Goldman Originator origination team also performs a review of the financial status, credit history and background of the borrower and certain key principals of the borrower.  Among the items generally reviewed are financial statements, independent credit reports, criminal/background investigations, and specific searches in select jurisdictions for judgments, liens, bankruptcy and pending litigation.
After the compilation and review of all documentation and other relevant considerations, the origination team finalizes its underwriting analysis of the property’s cash flow in accordance with the property specific cash flow underwriting guidelines of the applicable Goldman Originator.  Determinations are also made regarding the implementation of appropriate loan terms to structure around risks, resulting in features such as ongoing escrows or up front reserves, letters of credit, lockboxes/cash management agreements or guarantees.  A complete credit committee package is prepared to summarize all of the above referenced information.
All commercial mortgage loans must be presented to one or more credit committees which consist of senior real estate professionals, among others. After a review of the credit committee package and a discussion of the loan, the committee may approve the loan as recommended or request additional due diligence, modify the terms, or reject the loan entirely.
Each Goldman Originator’s underwriting guidelines generally require that a mortgage loan have, at origination, a minimum underwritten debt service coverage ratio of 1.20x for multifamily properties, 1.40x for hospitality properties and 1.25x for all other property types and maximum loan-to-value ratio of 80% for multifamily properties and 75% for all other property types.  However these thresholds are guidelines and exceptions may be made on the merits of each individual loan taking into account such factors as reserves, letters of credit and/ or guarantees, the applicable Goldman Originator’s judgment of the property and/or market performance in the future.
Certain properties may also be encumbered by, or otherwise support payments on, subordinate debt and/or mezzanine debt secured by direct or indirect ownership interests in the borrower.  It is possible that a Goldman Originator or an affiliate will be a lender on that additional debt, and may either sell such debt to an unaffiliated third party or hold it in inventory. When such additional debt is taken into account, the aggregate debt may not conform to the aforementioned debt service coverage ratio and loan-to-value ratio parameters.
Each Goldman Originator may require borrowers to fund various escrows for taxes, insurance, capital expenses and replacement reserves.  In addition, each Goldman Originator may identify certain risks that warrant additional escrows or holdbacks for items such as leasing-related matters, deferred maintenance, environmental remediation or unfunded obligations, which escrows or holdbacks would be released upon satisfaction of the applicable conditions.  Springing escrows may also be structured for identified risks such as specific rollover exposure, to be triggered upon the non-renewal of one or more key tenants.  In some cases, the borrower may be allowed to post a letter of credit or guaranty in lieu of a cash reserve, or provide periodic evidence of timely payment of a typical escrow item.  Escrows are evaluated on a case-by-case basis and are not required for all commercial mortgage loans originated by the Goldman Originators.

Generally, the required escrows for GSMC mortgage loans are as follows:
•
Taxes—An initial deposit and monthly escrow deposits equal to 1/12th of the annual property taxes (based on the most recent property assessment and the current millage rate) are typically required to satisfy all taxes and assessments, except that such escrows are not required in certain circumstances, including, but not limited to, (i) if there is an institutional or high net-worth individual property sponsor or (ii) if the related mortgaged property is a single tenant property in which the related tenant is required to pay taxes directly.

•
Insurance—An initial deposit and monthly escrow deposits equal to 1/12th of the annual property insurance premium are typically required to pay all insurance premiums, except that such escrows are not required in certain circumstances, including, but not limited to, (i) if the related borrower maintains a blanket insurance policy or (ii) if the related mortgaged property is a single tenant property and the related tenant is required to obtain insurance directly or self-insures.

•
Replacement Reserves—Replacement reserves are generally calculated in accordance with the expected useful life of the components of the property during the term of the mortgage loan.  Annual replacement reserves are generally underwritten to the suggested replacement reserve amount from an independent, third party property condition or engineering report, or to certain minimum requirements by property type, except that such escrows are not required in certain circumstances, including, but not limited to, if the related mortgaged property is a single tenant property and the related tenant is responsible for all repairs and maintenance, including those required with respect to the roof and improvement structure.

•
Tenant Improvement / Leasing Commissions—Tenant improvement / leasing commission reserves may be required to be funded either at loan origination and/or during the related mortgage loan term to cover certain anticipated leasing commissions or tenant improvement costs which might be associated with re-leasing the space, except that such escrows are not required in certain circumstances, including, but not limited to, (i) if the related mortgaged property is a single tenant property and the related tenant’s lease extends beyond the loan term or (ii) where rent at the related mortgaged property is considered below market.

•
Deferred Maintenance—A deferred maintenance reserve may be required to be funded at loan origination in an amount equal to 100% to 125% of the estimated cost of material immediate repairs or replacements identified in the property condition or engineering report, except that such escrows are not required in certain circumstances, including, but not limited to, (i) the sponsor of the borrower delivers a guarantee to complete the immediate repairs in a specified amount of time, (ii) the deferred maintenance amount does not materially impact the function, performance or value of the property or (iii) if the related mortgaged property is a single tenant property the tenant is responsible for the repairs.

•
Environmental Remediation—An environmental remediation reserve may be required at loan origination in an amount equal to 100% to 125% of the estimated remediation cost identified in the environmental report, except that such escrows are not required in certain circumstances, including, but not limited to, (i) the sponsor of the borrower delivers a guarantee agreeing to take responsibility and pay for the identified environmental issues or (ii) environmental insurance is obtained or already in place.

For a description of the escrows collected with respect to the GSMC mortgage loans, please see Annex A-1 to this prospectus.
Each Goldman Originator and its origination counsel will generally examine whether the use and occupancy of the property is in material compliance with zoning, land-use, building rules, regulations and orders then applicable to that property.  Evidence of this compliance may be in the form of one or more of the following:  legal opinions, surveys, recorded documents, temporary or permanent certificates of occupancy, letters from government officials or agencies, title insurance endorsements, engineering or consulting reports, zoning reports and/or representations by the related borrower.  In some cases, a mortgaged property may constitute a legal non-conforming use or structure.  In such cases, Goldman Originator may require an endorsement to the title insurance policy and/or the acquisition of law and ordinance coverage in the casualty insurance policy with respect to the particular non-conformity unless it determines that:  (i) the non-conformity should not have a material adverse effect on the ability of the borrower to rebuild; or (ii) if the improvements are rebuilt in accordance with currently applicable law, the value and performance of the property would be acceptable; or (iii) any major casualty that would prevent rebuilding has a sufficiently remote likelihood of occurring; or (iv) a cash reserve, a letter of credit or an agreement imposing recourse liability from a principal of the borrower is provided to cover losses.
The borrower is required to provide, and each Goldman Originator or its origination counsel typically will review, a title insurance policy for each property.  The title insurance policies provided typically must meet the following requirements:  (i) written by a title insurer licensed to do business in the jurisdiction where the mortgaged property is located, (ii) in an amount at least equal to the original principal balance of the mortgage loan, (iii) protection and benefits run to the mortgagee and its successors and assigns, (iv) written on an American Land Title Association form or equivalent policy promulgated in the jurisdiction where the mortgaged property is located and (v) if a survey was prepared, the legal description of the mortgaged property in the title policy conforms to that shown on the survey.
Except in certain instances where credit rated tenants are required to obtain insurance or may self-insure, each Goldman Originator typically requires that the related mortgaged property be insured by a hazard insurance policy with a customary deductible and in an amount at least equal to the lesser (x) of the outstanding principal balance of the mortgage loan and (y) 100% of the full insurable replacement cost of the improvements located on the property.  If applicable, the policy contains appropriate endorsements to avoid the application of coinsurance and does not permit reduction in insurance proceeds for depreciation, except that the policy may permit a deduction for depreciation in connection with a cash settlement after a casualty if the insurance proceeds are not being applied to rebuild or repair the damaged improvements.
Flood insurance, if available, must be in effect for any mortgaged property that at the time of origination included material improvements in any area identified in the Federal Register by the Federal Emergency Management Agency as a special flood hazard area.  The flood insurance policy must meet the requirements of the then-current guidelines of the Federal Insurance Administration, be provided by a generally acceptable insurance carrier and be in an amount representing coverage not less than the least of:  (i) the outstanding principal balance of the mortgage loan, (ii) the full insurable value of the property and (iii) the maximum amount of insurance available under the National Flood Insurance Act of 1968, except in some cases where self-insurance is permitted.
The standard form of hazard insurance policy typically covers physical damage or destruction of the improvements on the mortgaged property caused by fire, lightning, explosion, smoke, windstorm and hail, riot or strike and civil commotion.  The policies may contain some conditions and exclusions to coverage, including exclusions related to acts of terrorism.  Generally, each of the mortgage loans requires that the related property have coverage for terrorism or terrorist acts, if such coverage is available at commercially reasonable rates.  In some cases, there is a cap on the amount that the related borrower will be required to expend on terrorism insurance.
Each mortgage typically also requires the borrower to maintain comprehensive general liability insurance against claims for personal and bodily injury, death or property damage occurring on, in or about the property in an amount customarily required by institutional lenders.
Each mortgage typically further requires the related borrower to maintain business interruption or rent loss insurance in an amount not less than 100% of the projected rental income from the related property for not less than twelve months.
Although properties are typically not insured for earthquake risk, a borrower will be required to obtain earthquake insurance if the seismic report indicates that the PML or SEL is greater than 20%.

In the course of originating their respective Mortgage Loans, the Goldman Originators generally considered the results of third party reports as described below:
•
Appraisal—Each Goldman Originator obtains an appraisal or an update of an existing appraisal for each mortgaged property prepared by an appraisal firm approved in accordance with the applicable Goldman Originator’s internal documented appraisal policy.  Each Goldman Originator origination team and a third party consultant engaged by the Goldman Originator typically reviews the appraisal. All appraisals are conducted by an independent appraiser that is state certified, an appraiser belonging to the Appraisal Institute, a member association of professional real estate appraisers, or any otherwise qualified appraiser.  All appraisals are conducted in accordance with the Uniform Standards of Professional Appraisal Practices. In addition, the appraisal report (or a separate letter) includes a statement by the appraiser that the guidelines in Title XI of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989, as amended, were followed in preparing the appraisal.

•
Environmental Report—Each Goldman Originator obtains a Phase I site assessment or an update of a previously obtained site assessment for each mortgaged property prepared by an environmental firm approved by the applicable Goldman Originator.  In certain cases, the borrower may have obtained the Phase I site assessment, and the assessment is then re-addressed to the Goldman Originator.  Each Goldman Originator origination team and a third party environmental consultant engaged by the Goldman Originator or the borrower typically reviews the Phase I site assessment to verify the presence or absence of potential adverse environmental conditions. Furthermore, an environmental assessment conducted at any particular real property collateral will not necessarily cover all potential environmental issues.  For example, an analysis for radon, lead-based paint, mold and lead in drinking water will usually be conducted only at multifamily rental properties and only when the Goldman Originator or the environmental consultant believes that such an analysis is warranted under the circumstances. In cases in which the Phase I site assessment identifies any potential adverse environmental conditions and no third party is identified as responsible for such condition, or the condition has not otherwise been satisfactorily mitigated, the Goldman Originator generally requires additional environmental testing, such as a Phase II environmental assessment on the related mortgaged property, an environmental insurance policy, the borrower to conduct remediation activities or to establish an operations and maintenance plan, or to place funds in escrow to be used to address any required remediation.

•
Physical Condition Report—Each Goldman Originator obtains a physical condition report (“PCR”) or an update of a previously obtained PCR for each mortgaged property prepared by a structural engineering firm approved by the applicable Goldman Originator to assess the structure, exterior walls, roofing, interior structure and/ or mechanical and electrical systems.  In certain cases, the borrower may have obtained the PCR, and the PCR is then re-addressed to the Goldman Originator.  Each Goldman Originator and a third party structural consultant engaged by the Goldman Originator or the borrower typically reviews the PCR to determine the physical condition of the property, and to determine the anticipated costs of necessary repair, replacement and major maintenance or capital expenditure over the term of the mortgage loan.  In cases in which the PCR identifies an immediate need for material repairs or replacements with an anticipated cost that is over a certain minimum threshold or percentage of loan balance, the Goldman Originator generally requires that funds be put in escrow at the time of origination of the mortgage loan to complete such repairs or replacements or obtains a guarantee from a sponsor of the borrower in lieu of reserves.

•
Seismic—Each Goldman Originator generally obtains a seismic report or an update of a previously obtained seismic report for all mortgaged properties located in seismic zone 3 or 4 to assess probable maximum loss (“PML”) or scenario expected loss (“SEL”) for the related mortgaged property.  In certain cases, the borrower may have obtained the seismic report and the seismic report is then re-addressed to the Goldman Originator.

From time to time, GSMC originates mortgage loans together with other financial institutions. The resulting mortgage loans are evidenced by two or more promissory notes, at least one of which will reflect GSMC as the payee. GSMC has in the past and may in the future deposit such promissory notes for which it is named as payee with one or more securitization trusts, while its co-originators have in the past and may in the future deposit such promissory notes for which they are named payee into other securitization trusts.
Exceptions to GSMC’s Disclosed Underwriting Guidelines.
GSMC has disclosed generally its underwriting guidelines with respect to the GSMC mortgage loans. However, one or more of GSMC’s mortgage loans may vary from the specific GSMC underwriting guidelines described above when additional credit positive characteristics are present as discussed above. In addition, in the case of one or more of GSMC’s mortgage loans, GSMC may not have applied each of the specific underwriting guidelines described above as the result of case-by-case permitted flexibility based upon other compensating factors. In certain cases, GSMC may have made exceptions and the underwriting of a particular mortgage loan did not comply with all aspects of the disclosed criteria.
[EXCEPTIONS TO BE IDENTIFIED, INCLUDING PERCENTAGE OF THE INITIAL POOL BALANCE AS OF THE CUT-OFF DATE AND THE REASON FOR THE EXCEPTION.]
Certain characteristics of these mortgage loans can be found in Annex A.
Compliance with Rule 15Ga-1 under the Exchange Act.
GSMC most recently filed a Form ABS-15G pursuant to Rule 15Ga-1 under the Exchange Act on [__________].  GSMC’s Central Index Key is 0001541502.  With respect to the period from and including [__________] to and including [__________], GSMC [has the following] [does not have any] activity to report as required by Rule 15Ga-1 under the Exchange Act with respect to repurchase or replacement requests in connection with breaches of representations and warranties made by it as a sponsor of commercial mortgage securitizations.
[TABLE TO BE UPDATED AS NECESSARY]

Name of Issuing Entity(1)	Check if Registered	Name of Originator	Total Assets in ABS by Originator			Assets That Were Subject of Demand(1)			Assets That Were Repurchased or Replaced			Assets Pending Repurchase or Replacement (within cure period)			Demand in Dispute(1)			Demand Withdrawn			Demand Rejected
			#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance	#	$	% of principal balance
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)	(o)	(p)	(q)	(r)	(s)	(t)	(u)	(v)	(w)	(x)

________________________________________
[Placeholder for footnotes]
Retained Interests in This Securitization.
[Neither GSMC nor any of its affiliates intends to retain any certificates issued by the issuing entity or any other economic interest in this securitization, [except that [_____] intends to purchase up to [$_______] initial Certificate Balance of the Class [___] certificates for investment]. [TO THE EXTENT APPLICABLE, DISCLOSURE WOULD BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE CERTIFICATES HELD THAT WAS ENTERED INTO BY GSMC OR, IF KNOWN, BY AN AFFILIATE OF GSMC TO OFFSET THE RISK POSITION HELD]
For information regarding the method by which GSMC, as sponsor, intends to comply with the United States federal credit risk retention laws and regulations applicable to it, see “Credit Risk Retention”.

[RR Interests in This Securitization
As of the date of this prospectus, neither GSMC nor any of its affiliates will retain on the Closing Date any certificates issued by the issuing entity or any other economic interest in this securitization, except that GSMC (or its MOA) will retain the RR Interest. However, GSMC and/or its affiliates may retain on the Closing Date or own in the future certain classes of certificates. Any such party will have the right to dispose of any such certificates at any time. GSMC will be required to retain the RR Interest as described under “Credit Risk Retention”.]
[NAMES OF OTHER SPONSORS]
[INCLUDE SIMILAR SPONSOR INFORMATION TO THAT SET FORTH ABOVE FOR GSMC]
[IF ANY SPONSOR IS REQUIRED TO REPURCHASE OR REPLACE ANY ASSET FOR BREACH OF A REPRESENTATION AND WARRANTY, INCLUDE INFORMATION REGARDING THAT SPONSOR'S FINANCIAL CONDITION TO THE EXTENT THAT THERE IS A MATERIAL RISK THAT THE EFFECT ON ITS ABILITY TO COMPLY WITH THE PROVISIONS IN THE TRANSACTION AGREEMENTS RELATING TO THE REPURCHASE OBLIGATIONS FOR THOSE ASSETS RESULTING FROM SUCH FINANCIAL CONDITION COULD HAVE A MATERIAL IMPACT ON POOL PERFORMANCE OR PERFORMANCE OF THE ASSET-BACKED SECURITIES.]
Compensation of the Sponsors
 In connection with the offering and sale of the certificates contemplated by this prospectus, the sponsors (including affiliates of the sponsors) will be compensated for the sale of their respective Mortgage Loans in an amount equal to the excess, if any, of:

(a) the sum of any proceeds received from the sale of the certificates to investors and the sale of servicing rights to [____] for the servicing of the Mortgage Loans, over

(b) the sum of the costs and expense of originating or acquiring the Mortgage Loans and the costs and expenses related to the issuance, offering and sale of the certificates as described in this prospectus.
 The mortgage servicing rights were sold to the master servicer for a price based on the value of the Servicing Fee to be paid to the master servicer with respect to each Mortgage Loan and the value of the right to earn income on investments on amounts held by the master servicer with respect to the Mortgage Loans.
[The Originators] [IF THERE ARE ORIGINATORS THAT ARE NOT SPONSORS OR MORTGAGE LOAN SELLERS]
 [IDENTIFY ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATED 10% OR MORE OF THE POOL ASSETS AND ANY ORIGINATOR(S) ORIGINATING LESS THAN 10% OF THE POOL ASSETS IF THE CUMULATIVE AMOUNT ORIGINATED BY PARTIES OTHER THAN THE SPONSORS OR THEIR AFFILIATES IS MORE THAN 10% OF THE POOL ASSETS.]
 [INCLUDE ALL INFORMATION REQUIRED TO BE DISCLOSED UNDER ITEM 1110(b) OF REGULATION AB FOR ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATE 20% OR MORE OF THE POOL ASSETS.]
 [INCLUDE UNDERWRITING CRITERIA FOR ANY ORIGINATOR OR GROUP OF AFFILIATED ORIGINATORS THAT ORIGINATE 20% OR MORE OF THE POOL ASSETS.]
 [IF ANY ORIGINATOR IS REQUIRED TO REPURCHASE OR REPLACE A POOL ASSET FOR BREACH OF A REPRESENTATION AND WARRANTY, INCLUDE INFORMATION REGARDING SUCH ORIGINATOR'S FINANCIAL CONDITION TO THE EXTENT THAT THERE IS A MATERIAL RISK THAT

THE EFFECT ON ITS ABILITY TO COMPLY WITH THE PROVISIONS IN THE TRANSACTION AGREEMENTS RELATING TO THE REPURCHASE OBLIGATIONS FOR THOSE ASSETS RESULTING FROM SUCH FINANCIAL CONDITION COULD HAVE A MATERIAL IMPACT ON POOL PERFORMANCE OR PERFORMANCE OF THE ASSET-BACKED SECURITIES.]
The Depositor
GS Mortgage Securities Corporation II, the depositor, is a Delaware corporation and was formed in 1995 for the purpose of engaging in the business, among other things, of acquiring and depositing mortgage assets in trusts in exchange for certificates evidencing interests in the trusts and selling or otherwise distributing the certificates.  The sole shareholder of the depositor is The Goldman Sachs Group, Inc. (NYSE:GS).  The depositor’s executive offices are located at 200 West Street, New York, New York 10282, telephone number (212) 902-1000.  The depositor will not have any material assets.  The depositor is an affiliate of GSMC, a sponsor and mortgage loan seller [and the initial Risk Retention Consultation Party], and Goldman Sachs & Co. LLC, an underwriter.
After establishing the issuing entity, the depositor will have minimal ongoing duties with respect to the certificates and the Mortgage Loans.  The depositor’s ongoing duties will include:  (i) appointing a successor trustee or certificate administrator in the event of the removal of the trustee or certificate administrator, (ii) paying any ongoing fees (such as surveillance fees) of the Rating Agencies, (iii) promptly delivering to the certificate administrator any document that comes into the depositor’s possession that constitutes part of the mortgage file or servicing file for any mortgage loan, (iv) upon discovery of a breach of any of the representations and warranties of the master servicer, the special servicer or the operating advisor which materially and adversely affects the interests of the Certificateholders [and the RR Interest Owner], giving prompt written notice of such breach to the affected parties, (v) providing information in its possession with respect to the Certificates to the certificate administrator to the extent necessary to perform REMIC administration, (vi) indemnifying the issuing entity, the trustee, the certificate administrator, the operating advisor, the asset representations reviewer, the master servicer and the special servicer for any loss, liability or reasonable expense (including, without limitation, reasonable attorneys’ fees and expenses) incurred by such parties arising from the depositor’s willful misconduct, bad faith, fraud and/or negligence in the performance of its duties contained in the PSA or by reason of negligent disregard of its obligations and duties under the PSA, and (vii) signing any annual report on Form 10-K, including the required certification in Form 10-K under the Sarbanes-Oxley Act of 2002, and any distribution reports on Form 10-D and Current Reports on Form 8-K required to be filed by the issuing entity.
The depositor purchases commercial mortgage loans and interests in commercial mortgage loans for the purpose of selling those assets to trusts created in connection with the securitization of pools of assets and does not engage in any activities unrelated to those securitizations.  On the Closing Date, the depositor will acquire the mortgage loans from each mortgage loan seller and will simultaneously transfer them, without recourse, to the trustee for the benefit of the Certificateholders [and the RR Interest Owner].
The depositor remains responsible under the PSA for providing the master servicer, special servicer, certificate administrator and trustee with certain information and other assistance requested by those parties and reasonably necessary to performing their duties under the PSA. The depositor also remains responsible for mailing notices to the Certificateholders [and the RR Interest Owner] upon the appointment of certain successor entities under the PSA.
The Issuing Entity
The issuing entity, [NAME OF ISSUING ENTITY], will be a New York common law trust, formed on the Closing Date pursuant to the PSA.
The only activities that the issuing entity may perform are those set forth in the PSA, which are generally limited to owning and administering the mortgage loans and any REO Property (which includes, with respect to the Non-Serviced Whole Loans, the Trust’s interest in any REO property acquired with respect to such Non-Serviced Whole Loans pursuant to the applicable pooling and servicing agreement, but does not include the Serviced Companion Loan’s pro rata interest in any such REO Property), disposing of defaulted mortgage loans and REO Property, issuing the Certificates, making distributions, providing reports to certificateholders and other activities described in this prospectus.  Accordingly, the issuing entity may not issue securities other than the Certificates, or invest in securities, other than investing of funds in the Collection Account and other accounts maintained under the PSA in certain short-term high-quality investments.  The issuing entity may not lend or borrow money, except that the master servicer and the trustee may make advances of delinquent monthly debt service payments to the issuing entity, and the master servicer, the special servicer and the trustee may make servicing advances to the issuing entity, but in each case only to the extent it deems such advances to be recoverable from the related mortgage loan; such advances are intended to provide liquidity, rather than credit support.  The PSA may be amended as set forth under “The Pooling and Servicing Agreement—Amendment” in this prospectus.  The issuing entity administers the mortgage loans through the trustee, the certificate administrator, the master servicer, the special servicer and the operating advisor.  A discussion of the duties of the trustee, the certificate administrator, the master servicer, the special servicer and the operating advisor, including any discretionary activities performed by each of them, is set forth under “Transaction Parties—The Trustee”, “―The Certificate Administrator”, “—The Master Servicer” and “—The Special Servicer” and “Pooling and Servicing Agreement”.
The only assets of the issuing entity other than the mortgage loans and any REO Properties (which includes, with respect to the Non-Serviced Whole Loans, the Trust’s interest in any REO property acquired with respect to such Non-Serviced Whole Loans pursuant to the applicable pooling and servicing agreement but does not include the Serviced Companion Loan’s pro rata interest in any such REO Property) are the Distribution Accounts and other accounts maintained pursuant to the PSA and the short term investments in which funds in the Distribution Accounts and other accounts are invested.  The issuing entity has no present liabilities, but has potential liability relating to ownership of the mortgage loans and any REO Properties, including, with respect to the Non Serviced Whole Loans, the Trust’s interest in any REO property acquired pursuant to the applicable pooling and servicing agreement and the other activities described in this prospectus, and indemnity obligations to the depositor, the trustee, the certificate administrator, the master servicer, the special servicer, the asset representations reviewer and the operating advisor and various related persons.  The fiscal year of the issuing entity is the calendar year.  The issuing entity has no executive officers or board of directors and acts through the trustee, the certificate administrator, the master servicer, the special servicer and the operating advisor.
The depositor will be contributing the mortgage loans to the issuing entity. The depositor will be purchasing the mortgage loans from the mortgage loan sellers, as described under “Description of the Mortgage Loan Purchase Agreements”.
Since the issuing entity is a common law trust, it may not be eligible for relief under the federal bankruptcy laws, unless it can be characterized as a “business trust” for purposes of the federal bankruptcy laws.  Bankruptcy courts look at various considerations in making this determination, so it is not possible to predict with any certainty whether or not the trust would be characterized as a “business trust”.
The Trustee
[_______] will act as trustee on behalf of the Certificateholders pursuant to the PSA.
[DISCLOSURE TO BE ADDED REGARDING THE TRUSTEE AND A DESCRIPTION OF TRUSTEE’S EXPERIENCE SERVING AS A TRUSTEE FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1109]
The parties to this transaction may maintain banking and other commercial relationships with [______] and its affiliates.
[________] is subject to various legal proceedings that arise from time to time in the ordinary course of business. [_________] does not believe that the ultimate resolution of any of these proceedings will have a material adverse effect on its services as trustee.

The responsibilities of the trustee are set forth in the PSA. A discussion of the role of the trustee and its continuing duties, including: 1) any actions required by the trustee, including whether notices are required to investors, rating agencies or other third parties, upon an event of default, potential event of default (and how defined) or other breach of a transaction covenant and any required percentage of a class or classes of asset-backed securities that is needed to require the trustee to take action, 2) limitations on the trustee’s liability under the transaction agreements regarding the asset-backed securities transaction, 3) any indemnification provisions that entitle the trustee to be indemnified from the cash flow that otherwise would be used to pay the asset-backed securities, and 4) any contractual provisions or understandings regarding the trustee’s removal, replacement or resignation, as well as how the expenses associated with changing from one trustee to another trustee will be paid, is set forth in this prospectus under “Pooling and Servicing Agreement”. In its capacity as trustee on commercial mortgage loan securitizations, [_______] and its affiliates are generally required to make an advance if the related servicer or special servicer fails to make a required advance. See “Pooling and Servicing Agreement—Advances”.
[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]
For a description of any material affiliations, relationships and related transactions between the trustee and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.
The trustee will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. For further information regarding the duties, responsibilities, rights and obligations of the trustee under the PSA, including those related to indemnification, see “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”.  Certain terms of the PSA regarding the trustee’s removal, replacement or resignation are described under “Pooling and Servicing Agreement—Resignation and Removal of the Trustee and the Certificate Administrator”.
The information set forth under this sub-heading has been provided by [_______].
The Certificate Administrator
[_________] will act as the certificate administrator and custodian under the PSA.
[DISCLOSURE TO BE ADDED REGARDING THE CERTIFICATE ADMINISTRATOR AND DESCRIPTION OF CERTIFICATE ADMINISTRATOR’S EXPERIENCE SERVING AS A CERTIFICATE ADMINISTRATOR FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1109 OF REGULATION AB II]
Under the terms of the PSA, the certificate administrator is responsible for securities administration, which includes pool performance calculations, distribution calculations and related distributions to certificateholders and the preparation of monthly distribution reports. The certificate administrator is responsible for the preparation and filing of all REMIC and grantor trust tax returns on behalf of the trust REMICs and the grantor trust and, to the extent required under the PSA, the preparation of monthly reports on Form 10-D, certain Current Reports on Form 8-K and Annual Reports on Form 10-K that are required to be filed with the SEC on behalf of the issuing entity. [_________] is acting as custodian of the mortgage loan files pursuant and subject to the PSA. In that capacity, [_______] is responsible to hold and safeguard the mortgage notes and other contents of the mortgage files on behalf of the trustee and the Certificateholders. [________] maintains each mortgage loan file in a separate file folder marked with a unique bar code to assure loan-level file integrity and to assist in inventory management. Files are segregated by transaction or investor.]
[________] serves or may have served within the past [___] years as loan file custodian for various mortgage loans owned by one or more of the sponsors or an affiliate of one or more of the sponsors, and one or more of those mortgage loans may be included in the issuing entity. The terms of any custodial agreement under which those services are provided by [__________] are customary for the mortgage-backed securitization industry and provide for the delivery, receipt, review and safekeeping of mortgage loan files.]
[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]
For a description of any material affiliations, relationships and related transactions between the certificate administrator and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.
The certificate administrator will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA.  For further information regarding the duties, responsibilities, rights and obligations of the certificate administrator under the PSA, including those related to indemnification, see “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”.  Certain terms of the PSA regarding the certificate administrator’s removal, replacement or resignation are described under “Pooling and Servicing Agreement—Resignation and Removal of the Trustee and the Certificate Administrator”.
The foregoing information set forth under this heading “—The Certificate Administrator” has been provided by [___________].
The Master Servicer
[__________] will act as the master servicer for all of the Mortgage Loans to be deposited into the issuing entity and the Serviced Companion Loans.
[DISCLOSURE TO BE ADDED REGARDING THE MASTER SERVICER AND DESCRIPTION OF THE MASTER SERVICER’S EXPERIENCE SERVING AS A MASTER SERVICER FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1108 OF REGULATION AB]
[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]
For a description of any material affiliations, relationships and related transactions between the master servicer and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.
The master servicer will have various duties under the PSA. Certain duties and obligations of the master servicer are described under “Pooling and Servicing Agreement—General” and “—Enforcement of “Due-on-Sale” and “Due-on-Encumbrance Provisions”. The master servicer’s ability to waive or modify any terms, fees, penalties or payments on the Mortgage Loans (other than the Non-Serviced Mortgage Loans), and the effect of that ability on the potential cash flows from such Mortgage Loans, are described under “Pooling and Servicing Agreement—Modifications, Waivers and Amendments”. The master servicer’s obligations as the servicer to make advances, and the interest or other fees charged for those advances and the terms of the master servicer’s recovery of those advances, are described under “Pooling and Servicing Agreement—Advances”.
The master servicer will not have primary responsibility for custody services of original documents evidencing the Mortgage Loans, the Serviced Companion Loans. On occasion, the master servicer may have custody of certain of such documents as are necessary for enforcement actions involving the Mortgage Loans or the Serviced Companion Loans or otherwise. To the extent master servicer performs custodial functions as a servicer, documents will be maintained in a manner consistent with the Servicing Standard.

The master servicer will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. Certain terms of the PSA regarding the master servicer’s removal or replacement, resignation are described under “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”, “—Termination of Master Servicer and Special Servicer for Cause—Servicer Termination Events”, “—Rights Upon Servicer Termination Event” and “—Waiver of Servicer Termination Event”. The master servicer’s rights and obligations with respect to indemnification, and certain limitations on the master servicer’s liability under the PSA, are described under “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”.
[Neither the master servicer nor any of its affiliates intends to retain any certificates issued by the issuing entity or any other economic interest in this securitization, [except that [_____] intends to purchase up to [$_______] initial Certificate Balance of the Class [___] certificates for investment] [IF APPLICABLE, DESCRIBE ANY RIGHT TO RETAIN A PORTION OF THE MASTER SERVICING FEE EVEN IF THE MASTER SERVICER IS NO LONGER ACTING IN THAT CAPACITY] [TO THE EXTENT APPLICABLE, DISCLOSURE WOULD BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE INTEREST RETAINED IN THE TRANSACTION THAT WAS ENTERED INTO BY THE MASTER SERVICER OR, IF KNOWN, BY AN AFFILIATE OF THE MASTER SERVICER TO OFFSET THE RISK POSITION HELD]
The information set forth above under this heading “Transaction Parties—The Master Servicer” has been provided by [________].
The Non-Serviced Master Servicer  [DISCLOSURE TO BE ADDED IF NON-SERVICED MASTER SERVICER SERVICES NON-SERVICED MORTGAGE LOANS IN EXCESS OF 20% OF THE INITIAL POOL BALANCE OR IS AN AFFILIATED NON-SERVICED MASTER SERVICER]
[___] is the master servicer of the Non-Serviced Whole Loan under the pooling and servicing agreement related to the [NAME OF NON-SERVICED MORTGAGE LOAN SECURITIZATION DEAL] securitization.]
The role and responsibilities of the master servicer with respect to the Non-Serviced Whole Loan are similar to those of the master servicer of the Mortgage Loans (other than Non-Serviced Mortgage Loans) under the PSA, and are further summarized in this prospectus under “Pooling and Servicing Agreement – Servicing of the Non-Serviced Mortgage Loan”.
[Information similar to that provided above for the master servicer will be provided.]
[The foregoing information under this heading “Transaction Parties—The Non-Serviced Master Servicer” has been provided by [_________].
The Special Servicer
[___] will initially be appointed to act as the special servicer under the PSA. In such capacity, the special servicer will be responsible for the servicing and administration of the Specially Serviced Loans and REO Properties pursuant to the PSA.
[DISCLOSURE TO BE ADDED REGARDING THE SPECIAL SERVICER AND DESCRIPTION OF THE MASTER SERVICER’S EXPERIENCE SERVING AS A SPECIAL SERVICER FOR TRANSACTIONS WITH SIMILAR ASSETS AS REQUIRED UNDER ITEM 1108 OF REGULATION AB]
The special servicer will not have primary responsibility for custody services of original documents evidencing the Mortgage Loans or the Subordinate Companion Loan. The special servicer may from time to time have custody of certain of such documents as necessary for enforcement actions involving particular Mortgage Loans or the Subordinate Companion Loan or otherwise. To the extent that the special servicer has custody of any such documents for any such servicing purposes, such documents will be maintained in a manner consistent with the Servicing Standard.

The special servicer will not have any material advancing rights or obligations. In certain instances, the special servicer may have the right or be obligated to make property related servicing advances in emergency situations.
[[____] occasionally engages consultants to perform property inspections and to provide surveillance on a property and its local market; it currently does not have any plans to engage sub-servicers to perform on its behalf any of its duties with respect to this transaction with the exception of some outsourced base servicing functions.]
[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]
[____] is an affiliate of the entity expected to purchase the [SPECIFIC CLASSES] certificates (and may purchase certain other classes of certificates) and be appointed as the initial Directing Certificateholder. For a description of any other material affiliations, relationships and related transactions between the special servicer and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.
The special servicer’s role and responsibilities are set forth in this prospectus under “Pooling and Servicing Agreement”. The special servicer’s ability to waive or modify any terms, fees, penalties or payments on the Mortgage Loans (other than the Non-Serviced Mortgage Loans) and the related Serviced Companion Loans, and the effect of that ability on the potential cash flows from such Mortgage Loans and the related Serviced Companion Loans, are described under “Pooling and Servicing Agreement—Modifications, Waivers and Amendments”.
The special servicer will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA. Certain terms of the PSA regarding the special servicer’s removal, replacement, resignation or transfer are described under “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”, “—Termination of Master Servicer and Special Servicer for Cause—Servicer Termination Events” and “—Rights Upon Servicer Termination Event”. The master servicer’s rights and obligations with respect to indemnification, and certain limitations on the master servicer’s liability under the PSA, are described under “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”.
[Neither the special servicer nor any of its affiliates intends to retain any certificates issued by the issuing entity or any other economic interest in this securitization, [except that [_____] intends to purchase up to [$_______] initial Certificate Balance of the Class [___] certificates for investment] [TO THE EXTENT APPLICABLE, DISCLOSURE TO BE ADDED AS TO ANY HEDGE (SECURITY SPECIFIC OR PORTFOLIO) MATERIALLY RELATED TO THE CREDIT RISK OF THE INTEREST RETAINED IN THE TRANSACTION THAT WAS ENTERED INTO BY THE MASTER SERVICER OR, IF KNOWN, BY AN AFFILIATE OF THE MASTER SERVICER TO OFFSET THE RISK POSITION HELD]
The foregoing information under this heading “Transaction Parties—The Special Servicer” has been provided by [____].
The Non-Serviced Special Servicer [TO BE ADDED IF NON-SERVICED SPECIAL SERVICER SERVICES NON-SERVICED MORTGAGE LOANS IN EXCESS OF 20% OF THE INITIAL POOL BALANCE OR IS AN AFFILIATED NON-SERVICED SPECIAL SERVICER]
[___] is the special servicer of the Non-Serviced Whole Loan under the pooling and servicing agreement related to the [NAME OF NON-SERVICED MORTGAGE LOAN SECURITIZATION DEAL] securitization.]
The role and responsibilities of the special servicer with respect to the Non-Serviced Whole Loan are similar to those of the special servicer of the mortgage loans under the PSA, and are further summarized in this prospectus under “Pooling and Servicing Agreement – Servicing of the Non-Serviced Mortgage Loan”.

[Information similar to that provided above for the special servicer will be provided.]
The foregoing information under this heading “Transaction Parties—The Non-Serviced Special Servicer” has been provided by [_________].
[OTHER SERVICERS]
[TO THE EXTENT APPLICABLE, DISCLOSURE WILL BE ADDED REGARDING OTHER APPLICABLE SERVICERS SUCH AS PRIMARY SERVICERS OR SUB-SERVICERS]
The Operating Advisor
[_____] (“[____]”), a [_____], will act as operating advisor under the PSA. The operating advisor will have certain review and consultation duties with respect to activities of the special servicer.
[DISCLOSURE TO BE ADDED REGARDING THE OPERATING ADVISOR AND A DESCRIPTION OF OPERATING ADVISOR’S EXPERIENCE SERVING AS AN OPERATING ADVISOR FOR TRANSACTIONS WITH SIMILAR ASSETS]
[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]
For a description of any material affiliations, relationships and related transactions between the operating advisor and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.
The operating advisor will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA.  For further information regarding the duties, responsibilities, rights and obligations of the operating advisor under the PSA, including those related to indemnification, see “Pooling and Servicing Agreement—The Operating Advisor” and “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”. Certain terms of the PSA regarding the operating advisor’s removal, replacement, resignation or transfer are described under “Pooling and Servicing Agreement—The Operating Advisor”.
The foregoing information under this heading “Transaction Parties—The Operating Advisor” has been provided by [_______].
The Asset Representations Reviewer
[_____] (“[____]”), a [_____], will act as asset representations reviewer under the PSA. The asset representations reviewer will be required to review certain delinquent mortgage loans after a specified delinquency threshold has been exceeded and the required percentage of Certificateholders vote to direct a review of such delinquent mortgage loans.  [IN CONNECTION WITH ANY SERVICED WHOLE LOAN, ADD DISCLOSURE REGARDING CIRCUMSTANCES IN WHICH THE ASSET REPRESENTATIONS REVIEWER MAY BE DELEGATED THE RESPONSIBILITY TO ACT AS ASSET REPRESENTATIONS REVIEWER SOLELY FOR THE SERVICED COMPANION LOAN IF THE CONDITIONS FOR AN ASSET REVIEW HAVE BEEN MET UNDER THAT PSA, THE COSTS OF WHICH REVIEW TO BE BORNE BY THE ISSUING ENTITY CREATED UNDER THAT PSA. ALSO, IN CONNECTION WITH ANY  NON-SERVICED WHOLE LOAN, ADD DISCLOSURE REGARDING CIRCUMSTANCES IN WHICH THE ASSET REPRESENTATIONS REVIEWER IS REQUIRED TO DELEGATE TO THE ASSET REPRESENTATIONS REVIEWER APPOINTED UNDER THE NON-SERVICED PSA THE RESPONSIBILITY TO ACT AS ASSET REPRESENTATIONS REVIEWER SOLELY FOR THE NON-SERVICED MORTGAGE LOAN IF THE CONDITIONS FOR AN ASSET REVIEW HAVE BEEN MET UNDER THE PSA FOR THIS TRANSACTION, THE COSTS OF WHICH REVIEW TO BE BORNE BY THE ISSUING ENTITY FOR THIS TRANSACTION.]

[DISCLOSURE TO BE ADDED REGARDING THE ASSET REPRESENTATIONS REVIEWER AND A DESCRIPTION OF ASSET REPRESENTATIONS REVIEWER’S EXPERIENCE SERVING AS AN ASSET REVIEWER FOR TRANSACTIONS WITH SIMILAR ASSETS]
[There are no legal proceedings pending against [____], or to which any property of [____] is subject, that are material to the Certificateholders, and [____] has no actual knowledge of any such proceedings of this type contemplated by governmental authorities.]
For a description of any material affiliations, relationships and related transactions between the asset representations reviewer and the other transaction parties, see “Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties”.
The asset representations reviewer will only be liable under the PSA to the extent of the obligations specifically imposed by the PSA, and no implied duties or obligations may be asserted against the asset representations reviewer.  [DESCRIBE ANY LIMITATIONS ON THE ASSET REPRESENTATION REVIEWER’S LIABILITY UNDER THE PSA]
For further information regarding the duties, responsibilities, rights and obligations of the asset representations reviewer under the PSA, including those related to indemnification, see “Pooling and Servicing Agreement—The Asset Representations Reviewer” and “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”. Certain terms of the PSA regarding the asset representations reviewer’s removal, replacement, resignation or transfer are described under “Pooling and Servicing Agreement—The Asset Representations Reviewer”.
The foregoing information under this heading “Transaction Parties—The Asset Representations Reviewer” has been provided by [_________].
CREDIT RISK RETENTION
General
[INCLUDE FOR ANY TRANSACTION WHERE A PORTION OF THE REQUIRED CREDIT RISK RETENTION IS SATISFIED BY CREDIT RISK RETENTION HELD BY AN ORIGINATOR:  The conditions permitting the allocation of credit risk retention to an originator will be satisfied on the Closing Date.]
[DISCLOSURE TO BE ADDED IF THE SPONSOR INTENDS TO RETAIN A HORIZONTAL INTEREST IN THE TRANSACTION:]
[We expect that GSMC [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR] will acquire [in the aggregate] the certificates identified in the table below]:
Class of Certificates	[Estimated Range of] Certificate Balance of Retained Certificates and Their Fair Values(1)
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]

-
(1)
The fair value of the applicable certificate balance of the indicated class of certificates expressed as a percentage of the fair value of all of the certificates issued by the issuing entity.  For a description of the manner in which the sponsor determined the fair value of the certificates, see “‑Determination of Amount of Required Credit Risk Retention”.

The aggregate fair value of the certificates identified in the above table is equal to or greater than 5% of the aggregate fair value of all the certificates issued by issuing entity. [[NAME OF ORIGINATOR] is expected to purchase $[_______] Certificate Balance of the Class [__] certificates identified in the table above [for cash on the Closing Date][through a reduction in the price received by [______] from the depositor for the mortgage loans sold by [_________] to the depositor on the Closing Date] in an amount equal to $[________].]] For a description of the material terms of the classes of certificates identified in the table above, see “Description of the Certificates”.
 [DISCLOSURE IF THE SPONSOR INTENDS TO RETAIN A VERTICAL INTEREST IN THE TRANSACTION:]
[[GSMC] [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR]] expect[s] to retain in the aggregate the certificates identified in the table below]:
Class of Certificates	Certificate Balance(1)
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]

-
(1)
Represents [5]% of each class of certificates issued by the issuing entity. [IF ONE OR MORE 20% ORIGINATORS PURCHASES A PORTION OF THE TOTAL CERTIFICATE BALANCE OF THE INDICATED CLASSES OF CERTIFICATES, A SEPARATE CERTIFICATE BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED VERTICAL INTEREST.]

For a description of the material terms of the classes of certificates identified in the table above, see “Description of the Certificates”. [[NAME OF ORIGINATOR] is expected to purchase the certificates identified in the table above as to be purchased by it [for cash on the Closing Date][through a reduction in the price received from the depositor for the mortgage loans sold by it to the depositor on the Closing Date] in the amount of $[________].]]
[DISCLOSURE IF SPONSOR INTENDS TO RETAIN AN UNCERTIFICATED INTEREST]
[RR Interest
General
This transaction is required to comply with the Credit Risk Retention Rules.  [___] will act as the “retaining sponsor” (as such term is defined in the Credit Risk Retention Rules) and intends to satisfy the credit risk retention requirements of the Credit Risk Retention Rules as follows:
•
[___] (or its MOA) is expected to retain an uncertificated interest (the “RR Interest”) in the issuing entity representing the right to receive [____]% (the “RRI Percentage”) of all amounts collected on the Mortgage Loans, net of all expenses of the issuing entity, and distributed on the certificates (other than the Class R certificates) and on the RR Interest (i.e., representing the right to receive the Risk Retention Allocation Percentage of all amounts distributed on the Regular Certificates on each Distribution Date).  The RR Interest will constitute an “eligible vertical interest” (as such term is defined in the Credit Risk Retention Rules).  The owner of the RR Interest is referred to in this prospectus as the “RR Interest Owner”.

“Credit Risk Retention Rules” means Regulation RR, 12 C.F.R. Part 244.
“MOA” means a “majority-owned affiliate” (as defined in the Credit Risk Retention Rules).
RR Interest Available Funds
The amount available for distribution to the RR Interest Owner on each distribution date will, in general, equal the sum of (i) the RRI Percentage of the Available Funds for such Distribution Date and (ii) the RR Interest Gain-on-Sale Remittance Amount (collectively, the “RR Interest Available Funds”).
The “RR Interest Gain-on-Sale Remittance Amount” for each Distribution Date will equal the lesser of, (i) the amount on deposit in the RR Interest Gain-on-Sale Reserve Account on such Distribution Date, and (ii) the amount distributable from the RR Interest Gain-on-Sale Reserve Account.
Priority of Distributions on the RR Interest
On each Distribution Date, for so long as the RR Interest Balance has not been reduced to zero, the certificate administrator is required to apply amounts on deposit in the Distribution Account, to the extent of the RR Interest Available Funds, in the following order of priority:
First, to the RR Interest Owner, in respect of interest, up to an amount equal to the RR Interest Distribution Amount for such Distribution Date;
Second, to the RR Interest Owner, in reduction of the RR Interest Balance, up to an amount equal to the RR Interest Principal Distribution Amount for such Distribution Date until the outstanding RR Interest Balance has been reduced to zero;
Third, to the RR Interest Owner, up to an amount equal to the unreimbursed RR Interest Realized Losses previously allocated to the RR Interest, plus interest on that amount equal to the RR Interest Realized Loss Interest Distribution Amount on such Distribution Date;
provided, however, that, to the extent any RR Interest Available Funds remain in the Distribution Account after applying amounts as set forth in clauses First through Third above, any such amounts will be disbursed to the Class R certificates, as the REMIC residual interest, in compliance with the Code and applicable REMIC Regulations.
The effective interest rate on the RR Interest will be a per annum rate equal to the WAC Rate for the related Distribution Date.
Reimbursement of previously allocated RR Interest Realized Losses will not constitute distributions of principal for any purpose and will not result in an additional reduction in the RR Interest Balance of the RR Interest in respect of which a reimbursement is made. In the event that the amount of any subsequent recovery of Nonrecoverable Advances is added to the Aggregate Principal Distribution Amount  and the Certificate Balance of any class of certificates, the amount of any unreimbursed Realized Losses allocated to such class will be reduced by the amount of such recovery that was added to the Certificate Balance of such class.
“RR Interest Balance” means, with respect to the RR Interest (i) on or prior to the first Distribution Date, an amount equal to the Original RR Interest Balance and (ii) as of any date of determination after the first Distribution Date, the RR Interest Balance on the Distribution Date immediately prior to such date of determination after giving effect to (a) any distributions made on such Distribution Date as described in clauses First, Second and Third above in this “—Priority of Distributions on the RR Interest”, (b) any RR Interest Realized Losses allocated to the RR Interest on such Distribution Date, and (c) any recoveries on the Mortgage Loans of Nonrecoverable Advances (plus interest on such Nonrecoverable Advances) that were previously reimbursed from principal collections on the related Mortgage Loans, that resulted in a reduction of the RR Interest Principal Distribution Amount, which recoveries are allocated to the RR Interest and added to the RR Interest Balance.
The “RR Interest Distribution Amount” with respect to any Distribution Date and the RR Interest, will equal the product of (A) the Risk Retention Allocation Percentage and (B) the aggregate amount distributed to the Certificateholders according to clauses [list appropriate interest distribution clauses] in “Description of the Certificates—Distributions—Priority of Distributions” in this prospectus.
The “RR Interest Principal Distribution Amount” with respect to any Distribution Date and the RR Interest, will equal the product of (A) the Risk Retention Allocation Percentage and (B) the aggregate amount distributed to the Certificateholders according to clauses [list appropriate principal distribution clauses] in “Description of the Certificates—Distributions—Priority of Distributions” in this prospectus.
The “RR Interest Realized Loss Interest Distribution Amount” with respect to any Distribution Date and the RR Interest, will equal the product of (A) the Risk Retention Allocation Percentage and (B) the aggregate amount of interest on reimbursed Realized Losses distributed to the Certificateholders according to clauses [list appropriate realized loss reimbursement distribution clauses] in “Description of the Certificates—Distributions—Priority of Distributions” in this prospectus.
The “Risk Retention Allocation Percentage” will be a fraction, expressed as a percentage, equal the RRI Percentage divided by the Non-RRI Percentage.
“Non-RRI Percentage” means an amount, expressed as a percentage, equal to 100% minus the RRI Percentage.
Allocation of RR Interest Realized Loss
The certificate administrator will be required to allocate any RR Interest Realized Loss to the RR Interest.
The “RR Interest Realized Loss” with respect to any Distribution Date, the amount, if any, by which (i) the product of (A) the RRI Percentage and (B) the aggregate Stated Principal Balance (for purposes of this definition only, not giving effect to any reductions of the Stated Principal Balance for payments of principal collected on the Mortgage Loans that were used to reimburse any Workout-Delayed Reimbursement Amounts to the extent such Workout-Delayed Reimbursement Amounts are not otherwise determined to be Nonrecoverable Advances) of the Mortgage Loans and any REO Loans (excluding any portion allocable to any related Companion Loan, if applicable) expected to be outstanding immediately following such Distribution Date, is less than (ii) the RR Interest Balance after giving effect to distributions of principal on such Distribution Date.
Material Terms
For a description of the material terms of the RR Interest, see “Description of the Certificates” and “Pooling and Servicing Agreement”.  You are strongly urged to review this prospectus in its entirety.]

[DISCLOSURE IF THE SPONSOR INTENDS TO RETAIN A COMBINATION OF A VERTICAL INTEREST AND A HORIZONTAL INTEREST:]

[[GSMC] [and [NAME AND FORM OF ORGANIZATION OF 20% ORIGINATOR]] expect[s] to retain in the aggregate the certificates identified in the table below and is required not to transfer those certificates (other than to a majority-owned affiliate) unless it is permitted under then applicable laws and regulations governing credit risk retention]:

Vertical Interest:

Class of Certificates	Certificate Balance(1)
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]
Class [__]	$[_____]
-
(1)
Represents [__]% of each class of certificates issued by the issuing entity. [IF ONE OR MORE 20% ORIGINATORS PURCHASES A PORTION OF THE TOTAL CERTIFICATE BALANCE OF THE INDICATED CLASSES OF CERTIFICATES, A SEPARATE CERTIFICATE BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED VERTICAL INTEREST.]

Horizontal Interest:

Class of Certificates	[Estimated Range of] Fair Value of Certificate Balance(1)
Class [__]	N/A
Class [__]	N/A
Class [__]	N/A
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]
Class [__]	[____]% to [_____]% $[_____] to $[_____]
-
(1)
The fair value of the applicable certificate balance of the indicated class of certificates expressed as a percentage of the fair value of all of the certificates issued by the issuing entity.  For a description of the manner in which the sponsor determined the fair value of the certificates, see “‑Determination of Amount of Required Credit Risk Retention”.  [IF ONE OR MORE 20% ORIGINATORS PURCHASES A PORTION OF THE TOTAL CERTIFICATE BALANCE OF THE INDICATED CLASSES OF CERTIFICATES, A SEPARATE CERTIFICATE BALANCE COLUMN WILL BE INCLUDED FOR EACH ENTITY PURCHASING A PORTION OF THE REQUIRED HORIZONTAL CREDIT RISK RETENTION.]

[The aggregate fair value of the Class [__] and Class [__] certificates identified in the above table entitled “Horizontal Interest” is equal to [__]% of the aggregate fair value of all certificates issued by issuing entity. The aggregate certificate balance of the Class [__] and Class [__] certificates identified in the above table entitled “Vertical Interest” is equal to [__]% of the aggregate certificate balance of all certificates issued by issuing entity.  [[NAME OF ORIGINATOR] is expected to purchase the certificates identified in the [two] prior tables as to be purchased by it [for cash on the Closing Date][through a reduction in the price received from the depositor for the mortgage loans sold by it to the depositor on the Closing Date] in an amount equal to $[________].]]  For a description of the material terms of the classes of certificates identified in the table above, see “Description of the Certificates”.

[DISCLOSURE IF THE SPONSOR INTENDS TO SATISFY ITS CREDIT RISK RETENTION OBLIGATIONS THROUGH THE PURCHASE BY ONE OR TWO THIRD-PARTY PURCHASERS ACQUIRING A HORIZONTAL INTEREST:]
[[NAME AND FORM OF ORGANIZATION OF THIRD PARTY PURCHASER] (the “B-Piece Buyer”) is expected to purchase the certificates identified in the table below.  [NAME OF THIRD PARTY PURCHASER] will not transfer those certificates (other than to a majority-owned affiliate) unless it is permitted under then applicable laws and regulations governing credit risk retention. [NAME OF THIRD PARTY PURCHASER] has been an investor in commercial mortgage-backed securities for [__] years and has been the purchaser of the most subordinated class or classes of securities in [__] separate CMBS transactions representing $[___] (by aggregate initial principal balance).  [DISCLOSURE TO BE ADDED AS TO ANY OTHER INFORMATION REGARDING THE THIRD–PARTY PURCHASER THAT IS MATERIAL TO INVESTORS IN LIGHT OF THE CIRCUMSTANCES OF THE PARTICULAR SECURITIZATION TRANSACTION, INCLUDING A DESCRIPTION OF THE COLLATERAL REVIEW PERFORMED BY THE THIRD PARTY PURCHASER]
Class of Certificates	Certificate Balance(1)	[Estimated Range of] Certificate Balances of [Third Party Purchaser’s] Retained Certificates and Their Fair Values(2)	[Estimated Range of] Certificate Balances of Sponsor’s Required Retained Certificates and Their Fair Values(3)	Purchase Price ($)
Class [__]	$[_____]	[__]%/$[____]	[__]%/$[____]	$[_____]
Class [__]	$[_____]	[__]%/$[____]	[__]%/$[____]	$[_____]
Class [__]	$[_____]	[__]%/$[____]	[__]%/$[____]	$[_____]
-
(1)
Represents [__]% of each class of certificates issued by the issuing entity.[THE FOREGOING % REPRESENTS 5% MINUS THE % OF HORIZONTAL RISK RETENTION BEING PURCHASED BY THE THIRD PARTY PURCHASER]  [If one or more 20% originators purchases a portion of the total Certificate Balance of the indicated classes of certificates, a separate Certificate Balance column will be included for each entity purchasing a portion of the total required credit risk retention.]

(2)
The fair value of the applicable certificate balance of the indicated class of certificates expressed as a percentage of the fair value of all of the certificates issued by the issuing entity.  For a description of the manner in which the sponsor determined the fair value of the certificates, see “‑Determination of Amount of Required Credit Risk Retention”.

(3)
The fair value of the applicable certificate balance of the indicated class of certificates expressed as a percentage of the fair value of all of the certificates issued by the issuing entity.  For a description of the manner in which the sponsor determined the fair value of the certificates, see “‑Determination of Amount of Required Credit Risk Retention”.

The aggregate fair value of the certificate balance of the classes of certificates in the above table is equal to [5]% of the fair value of the aggregate certificate balance of all of the classes of certificates issued by the issuing entity.
Material Terms
For a description of the material terms of the classes of certificates that comprise the Class [__] Certificates, see “Description of the Certificates” and “Pooling and Servicing Agreement” in this prospectus.  You are strongly urged to review this prospectus in its entirety.
Hedging, Transfer and Financing Restrictions
[The B-Piece Buyer will agree to certain hedging, transfer and financing restrictions that are applicable to a “third-party purchaser” (as defined in the Credit Risk Retention Rules).

These restrictions will include an agreement by the B-Piece Buyer not to transfer the [_______] Certificates, except to an MOA (in accordance with the Credit Risk Retention Rules) or, on and after the date that is 5 years following the Closing Date or such earlier or later date that such transfer is first permitted under the Credit Risk Retention Rules then in effect, to a subsequent third-party purchaser.
In addition, the B-Piece Buyer and its affiliates will not be permitted to enter into any hedging, financing, pledging, hypothecation or any other similar transaction or activity with respect to the [_] Certificates unless such transaction complies with the Credit Risk Retention Rules (as then in effect).
Unless stated otherwise, the restrictions described under this heading “—Hedging, Transfer and Financing Restrictions” will expire on the earliest of (i) the date that is the latest of (a) the date on which the total unpaid principal balance of the Mortgage Loans has been reduced to 33% of the total unpaid principal balance of the Mortgage Loans as of the Cut-off Date; (b) the date on which the total outstanding Certificate Balance of the certificates has been reduced to 33% of the total outstanding Certificate Balance of the certificates as of the Closing Date; or (c) two years after the Closing Date, (ii) the date on which all of the Mortgage Loans have been defeased in accordance with the risk retention requirements set forth in §244.7(b)(8)(i) of the Credit Risk Retention Rules, or (iii) the date on which the Credit Risk Retention Rules applicable to the B Piece Buyer are withdrawn or repealed in their entirety (collectively, the “HRR Transfer Restriction End Date”).
In the event that any restriction or limitation under the Credit Risk Retention Rules applicable to the B-Piece Buyer (including those restrictions and limitations described in this prospectus) is withdrawn, repealed or modified to be less restrictive, the parties to the underlying risk retention agreement have agreed to modify any corresponding terms of such agreement to reflect any such withdrawal, repeal or modification.]
[Pursuant to the PSA, the RR Interest Owner will not be permitted to transfer the RR Interest (except to an MOA of the RR Interest Owner).  In addition, the RR Interest Owner and its affiliates will not be permitted to enter into any hedging, financing, pledging, hypothecation or any other similar transaction or activity with respect to the RR Interest, unless such transaction complies with the Credit Risk Retention Rules (as then in effect).]
“Credit Risk Retention Rules” means Regulation RR, 12 C.F.R. Part 244.
“MOA” means a “majority-owned affiliate” (as defined in the Credit Risk Retention Rules).
Operating Advisor
The operating advisor for the transaction is [NAME OF OPERATING ADVISOR], a [FORM OF ORGANIZATION].  The operating advisor is required to be an Eligible Operating Advisor. For information regarding the operating advisor, a description of how the operating advisor satisfies the requirements of an Eligible Operating Advisor, a description of the material terms of the PSA with respect to the operating advisor, the operating advisor’s compensation, and any material conflicts of interest or material potential conflicts of interest between the operating advisor and another party to this securitization transaction, see “Transaction Parties—The Operating Advisor”, “Pooling and Servicing Agreement—The Operating Advisor”, “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses—Operating Advisor Compensation” and “Risk Factors—Risks Related to Conflicts of Interest—Potential Conflicts of Interest of the Operating Advisor”.
Representations and Warranties
GSMC will make the representations and warranties identified on Annex D-1, subject to certain exceptions to such representations and warranties set forth in Annex D-2.  [INSERT APPLICABLE FACTORS USED BY GSMC TO INCLUDE THE MORTGAGE LOANS IDENTIFIED ON ANNEX D-2 FOR WHICH EXCEPTIONS WERE MADE TO CERTAIN REPRESENTATIONS AND WARRANTIES, NOTWITHSTANDING THAT THE MORTGAGE LOANS DID NOT COMPLY WITH THE INDICATED REPRESENTATIONS AND WARRANTIES.]

[IN THE EVENT THAT THE SPONSORS SATISFY THEIR CREDIT RISK RETENTION OBLIGATIONS THROUGH A COMBINATION OF HORIZONTAL RETENTION, VERTICAL RETENTION AND THROUGH THE PURCHASE BY ONE OR TWO THIRD-PARTY PURCHASERS ACQUIRING A HORIZONTAL INTEREST, THE INFORMATION IN THE INDICATED SECTIONS ABOVE WILL BE PROVIDED AS REQUIRED.]
Determination of Amount of Required Credit Risk Retention
[THIS SECTION WILL BE REVISED AS NECESSARY TO THE EXTENT THE SPONSOR ELECTS TO SATISFY ITS REQUIRED CREDIT RISK RETENTION WITHOUT A SALE TO ONE OR MORE THIRD-PARTY PURCHASERS]  [BRACKETED TEXT IN THE SECTION BELOW WILL BE INCLUDED FOR THE PRELIMINARY PROSPECTUS ONLY.]
General
Commercial mortgage backed securities such as the Principal Balance Certificates are typically priced based relative to either the 10-year swap yield curve or to a targeted yield. The method of pricing used is primarily a function of the rating, but can also be determined by prevailing market conditions or investor preference. For this transaction, the Class [__], Class [__] and Class [__] Certificates (the Swap-Priced Principal Balance Certificates”) are anticipated to be priced based on the swap yield curve, and the Class [__], Class [__] and Class [__] Certificates (the “Yield-Priced Principal Balance Certificates”) are anticipated to be priced based on a targeted yield. Commercial mortgage backed securities such as the Class [__] Certificates (the “Interest-Only Certificates”) are typically priced relative to the treasury yield curve. The sponsor made its determination of the [range of] fair value[s] of the certificates presented above based on a number of inputs consistent with these typical pricing methodologies in the manner described below for the applicable class of Certificates.
      Swap-Priced Principal Balance Certificates
Based on the Modeling Assumptions and assuming a 0% CPR prepayment rate, the sponsor calculated what the expected scheduled principal payments on each class of certificates would be over the course of the transaction (for each class of certificates, the “Scheduled Certificate Principal Payments” ) based on when principal payments were required to be made under the terms of the underlying mortgage loan documents during each Collection Period and which classes of certificates would be entitled to receive principal payments based on the certificate payment priorities described in “Description of Certificates – Priority of Distributions”. On the basis of the Scheduled Certificate Principal Payments, the sponsor calculated the weighted average life for each class of Swap-Priced Principal Balance Certificates.
 Swap Yield Curve.
        The sponsor utilized the [assumed] swap yield curve in the table below in determining the [range of] fair value[s] of the Swap-Priced Principal Balance Certificates. [The actual swap yield curve that will be used as a basis for determining the price of the Swap-Priced Principal Balance Certificates is not known at this time and differences in the swap yield curve will ultimately result in higher or lower fair value calculations. For an expected range of values at specified points along the swap yield curve, see the table below entitled “Range of Swap Yield Curve Values”. The sponsor identified the range presented in the table below at each maturity on the swap yield curve as [__]% higher and lower from the percent on the swap yield curve, which is the sponsor’s estimate of the largest increase or decrease in the swap yield at that maturity reasonably expected to occur prior to pricing of the certificates[, based on historical [___]-[week] moves over the past [____] [months] [years.].]

[INSERT SWAP YIELD CURVE CHART SHOWING DISCOUNT YIELD AS A FUNCTION OF MATURITY]
[INSERT CHART OF RANGE OF SWAP YIELD CURVE VALUES AT SPECIFIED MATURITIES]
Based on the swap yield curve, the sponsor will determine for each class of Swap-Priced Principal Balance Certificates the swap yield reflected on the swap yield curve (the “Interpolated Yield”) that corresponds to that class’s weighted average life, by using a straight-line interpolation using the swap yield curves with [SPECIFY MATURITIES] if the weighted average life does not correspond to a specified maturity on the swap yield curve.
Credit Spread Determination.
       The sponsor determined the credit spread for each class of certificates on the basis of market bids obtained for [similar commercial mortgaged-backed securities with similar [credit ratings and [INSERT OTHER CERTIFICATE CHARACTERISTICS USED]] as the related class of certificates as of the date of this prospectus][each class of certificates from prospective investors]. [The credit spread for a particular class of certificates at the time of pricing is not known at this time and differences in the then current credit spread demanded by investors for similar commercial mortgaged-backed securities will ultimately result in higher or lower fair values. The sponsor identified the range presented in the table below as [__]% higher and lower from the base case credit spread percentage, which is the sponsor’s estimate of the largest percentage increase or decrease in the credit spread for commercial mortgage-backed securities reasonably expected to occur prior to pricing of the certificates[, based on historical [__]-[week] moves over the past [____] [months] [years.].]
[Range of] Credit Spreads for the Swap-Priced Principal Balance Certificates
Class of Certificates	[Low Estimate of Credit Spread]	[Base Case] Credit Spread	[High Estimate of Credit Spread]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Discount Yield Determination.
      The discount yield (the “Discount Yield”) for each class of certificates is the sum of the Interpolated Yield (converted to a monthly equivalent) for such class and the related credit spread [established at pricing]. [For an expected range of values for each class of Swap-Priced Principal Balance Certificates, see the table entitled “Range of Discount Yields for the Swap-Priced Principal Balance Certificates” below. The sponsor identified the range presented in the table below for each such class of certificates as the range from (i) the sum of the lowest estimated Interpolated Yield for that class and the lowest estimated credit spread to (ii) the sum of the highest estimated Interpolated Yield for that class and the highest estimated credit spread.]

[Range of] Discount Yields for the Swap-Priced Principal Balance Certificates
Class of Certificates	[Low Estimate of Discount Yield]	[Base Case] Discount Yield	[High Estimate of Discount Yield]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Determination of Class Sizes.
The sponsor was provided credit support levels for each class of certificates by each Rating Agency.  Based on the individual credit support levels (expressed as a percentage) provided by the Rating Agencies, the sponsor determined the highest required credit support level of the Rating Agencies selected to rate a particular class of certificates (the “Constraining Level”).  [In certain circumstances the sponsor elected not to engage each Rating Agency for particular classes of certificates, based in part on the credit support levels provided by that Rating Agency.  See “Risk Factors ‑ Nationally Recognized Statistical Rating Organizations May Assign Different Ratings to the Certificates; Ratings of the Certificates Reflect Only the Views of the Applicable Rating Agencies as of the Dates Such Ratings Were Issued; Ratings May Affect ERISA Eligibility; Ratings May Be Downgraded”.]  The Certificate Balance for the class[es] of certificates with the highest credit rating was determined by multiplying the Initial Pool Balance by a percentage equal to 1.0 minus that class’s Constraining Level.  For each other subordinate class of Principal Balance Certificates, that class’s Certificate Balance was determined by multiplying the Initial Pool Balance by a percentage equal to the difference of the Constraining Level for the immediately senior class of Principal Balance Certificates minus such subordinate class’s Constraining Level.
[Target] Price Determination.
The sponsor determined a target price (the “Target Price”) for each class of certificates on the basis of the price (expressed as a percentage of the certificate balance of that class) that similar commercial mortgaged-backed securities with similar [credit ratings and [INSERT OTHER CERTIFICATE CHARACTERISTICS USED] have priced at in recent securitization transactions.  The Target Price was utilized for each class of Swap-Priced Principal Balance Certificates is set forth in the table below.  [The Target Prices utilized by the sponsor have not changed materially during the prior year.]]
Class of Certificates	Target Price
Class [__]	[____]%
Class [__]	[____]%
Class [__]	[____]%
Determination of [Assumed] Certificate Coupon.
Based on the Target Price, the Discount Yield and the Scheduled Certificate Principal Payments for each class of Swap-Priced Principal Balance Certificates, the sponsor determined the [assumed] certificate coupon (the “[Assumed] Certificate Coupon”) by calculating what coupon would be required to be used based on the Scheduled Certificate Principal Payments for such class of certificates in order to achieve the related Target Price for that class of certificates when utilizing the related Discount Yield in determining that Target Price. The [Assumed] Certificate Coupon for each class of certificates [and Range of Assumed Certificate Coupons generated as a result of the range of possible Discount Yields] is set forth in the table below.

[Range of Assumed] Certificate Coupons for the Swap-Priced Principal Balance Certificates
Class of Certificates	[Low Estimate of Assumed Certificate Coupons]	[Base Case Assumed] Certificate Coupon	[High Estimate of Assumed Certificate Coupon]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Determination of [Expected] Price.
Based on interest payments using the [Assumed] Certificate Coupons for the Swap-Priced Principal Balance Certificates, the Discount Yield and the Scheduled Certificate Principal Payments for each class of Swap-Priced Principal Balance Certificates, the sponsor determined the price (the “[Expected] Price” ) expressed as a percent of the certificate balance of that class by determining the net present value of the Scheduled Certificate Principal Payments accruing at the related [Assumed] Certificate Coupon discounted at the related Discount Yield; however, for purposes of such calculation no [Assumed] Certificate Coupon exceeded the WAC Rate. [The sponsor determined the Expected Price for each class of Swap-Priced Principal Balance Certificates based on the low estimate and high estimate of Assumed Certificate Coupons. The lower the yield based on the Assumed Certificate Coupon, the higher the corresponding Expected Price for a class of certificates will be, therefore, the low range of fair market values of the Swap-Priced Principal Balance Certificates will correspond to the high range of the estimate of potential Assumed Certificate Coupons and correspondingly, the high range of fair market values of the Swap-Priced Principal Balance Certificates will correspond to the low range of the estimate of potential Assumed Certificate Coupons.]
Interest-Only Certificates
Based on the Modeling Assumptions and assuming a 100% CPY prepayment rate, the sponsor calculated what the expected scheduled interest payments on each class of Interest-Only Certificates would be over the course of the transaction (for each class of certificates, the “Scheduled Certificate Interest Payments”) based on what the Notional Amount of the related class of Interest-Only Certificates would be during each Collection Period as a result of the application of the expected principal payments during such Collection Period under the terms of the underlying mortgage loan documents assuming a 100% CPY prepayment rate and the classes of certificates that would be entitled to those principal payments based on the payment priorities described in “Description of Certificates—Priority of Distributions”.  On the basis of the Scheduled Certificate Interest Payments, the sponsor calculated the weighted average life for each such class of Interest-Only Certificates.
Treasury Yield Curve.
The sponsor utilized the [assumed] treasury yield curve in the table below in determining the [range of] fair value[s] of the Interest-Only Certificates.  [The actual treasury yield curve that will be used as a basis for determining the price of the Interest-Only Certificates is not known at this time and differences in the treasury yield curve will ultimately result in higher or lower fair market value calculations.  For an expected range of values at specified points along the treasury yield curve, see the table below entitled “Range of Treasury Yield Curve Values”.  The sponsor identified the range presented in the table below at each maturity on the treasury yield curve as [__]% higher and lower from the percent on the treasury yield curve, which is the sponsor’s estimate of the largest increase or decrease in the treasury yield at that maturity reasonably expected to occur prior to pricing of the certificates [based on historical [__]-week moves over the past [____] [months][years].]
[INSERT TREASURY YIELD CURVE CHART SHOWING DISCOUNT YIELD AS A FUNCTION OF MATURITY]

[INSERT CHART OF RANGE OF TREASURY YIELD CURVE VALUES]
      Based on the treasury yield curve, the sponsor [will] determine[d] for each class of Interest-Only Certificates the yield reflected on the treasury yield curve (the “Interpolated Yield”) that corresponds to that class’s weighted average life, by using a straight-line interpolation using treasury yield curves with [SPECIFY MATURITIES] if the weighted average life does not correspond to a specified maturity on the treasury yield curve.
Credit Spread Determination.
The sponsor determined the credit spread for each class of Interest-Only Certificates on the basis of market bids obtained for similar commercial mortgaged-backed securities with similar [credit ratings and [INSERT OTHER CERTIFICATE CHARACTERISTICS USED]] as the related class of Interest-Only Certificates as of the date of this prospectus] [each class of certificates from prospective investors].  [The credit spread for a particular class of Interest-Only Certificates at the time of pricing is not known at this time and differences in the then current credit spread demanded by investors for similar commercial mortgaged-backed securities will ultimately result in higher or lower fair market values.  The sponsor identified the range presented in the table below as [__]% higher and lower from the base case credit spread percentage, which is the sponsor’s estimate of the largest percentage increase or decrease in the credit spread for commercial mortgage-backed securities reasonably expected to occur prior to pricing of the certificates[, based on historical [___]-[week] moves over the past [____] [months][years.].]

[Range of] Credit Spreads for the Interest-Only Certificates
Class of Certificates	[Low Estimate of Credit Spread]	[Base Case] Credit Spread	[High Estimate of Credit Spread]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Discount Yield Determination.
The discount yield (the “Discount Yield”) for each class of Interest-Only Certificates is the sum of the Interpolated Yield (converted to a monthly equivalent) for such class and the related credit spread.  [For an expected range of values for each class of Interest-Only Certificates, see the table entitled “Range of Discount Yields for the Interest-Only Certificates” below.  The sponsor identified the range presented in the table below for each such class of certificates as the range from (i) the sum of the lowest estimated Interpolated Yield for that class and the lowest estimated credit spread to (ii) the sum of the highest estimated Interpolated Yield for that class and the highest estimated credit spread.]

[Range of] Discount Yields for the Interest-Only Certificates
Class of Certificates	[Low Estimate of Discount Yield]	[Base Case] Discount Yield	[High Estimate of Discount Yield]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Determination of [Assumed] Certificate Coupon.
Based on the [range of Assumed] Certificate Coupons determined for the Principal Balance Certificates, the sponsor determined the [range of Assumed] Certificate Coupon for each class of Interest-Only Certificates based on the defined Pass-Through Rate for such class of Interest-Only Certificates.  The [Assumed] Certificate Coupon for each class of Interest-Only Certificates [and Range of Assumed Certificate Coupons calculated on the basis of the range of Assumed Certificate Coupons for the applicable classes of Principal Balance Certificates] is set forth in the table below.
[Range of Assumed] Certificate Coupons for the Interest-Only Certificates
Class of Certificates	[Low Estimate of Assumed Certificate Coupons]	[Base Case Assumed] Certificate Coupon	[High Estimate of Assumed Certificate Coupon]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Determination of [Expected] Price.
      Based on the interest payment using [Assumed] Certificate Coupons for the Interest-Only Certificates, the Discount Yield and the Scheduled Certificate Interest Payments for each class of Interest-Only Certificates, the sponsor determined the price (the “[Expected] Price”) expressed as a percent of the Notional Amount of that class by determining the net present value of the Scheduled Certificate Interest Payments accruing at the related Assumed Certificate Coupon discounted at the related Discount Yield.  [The sponsor determined the Expected Price for each class of Interest-Only Certificates based on the low estimate and high estimate of Assumed Certificate Coupons.  The lower yield based on the Assumed Certificate Coupon, the higher the corresponding Expected Price for a class of certificates will be, therefore, the low range of fair market values of the Interest-Only Certificates will correspond to the high range of the estimate of potential Assumed Certificate Coupons and correspondingly, the high range of fair market values of the Interest-Only Certificates will correspond to the low range of the estimate of potential Assumed Certificate Coupons.]

      Yield-Priced Balance Principal Balance Certificates

      On the basis of the Scheduled Certificate Principal Payments, the sponsor calculated the weighted average life for each such class of Control Eligible Certificates.

B-Piece Buyer Assumed Certificate Characteristics.
      Assumed Certificate Characteristics. The Yield-Priced Balance Principal Balance Certificates include the Control Eligible Certificates expected to be acquired by the B-Piece Buyer, and the inputs for the valuation of the Control Eligible Certificates were derived from the bid that the B-Piece Buyer made to acquire the Control Eligible Certificates. [The range of values were derived from variances in the inputs applicable to B-Piece Buyer purchasers from the sponsor of similar commercial mortgage-backed securities in the past [___] transactions.] [DESCRIBE VARIATION, IF APPLICABLE, FOR OTHER CLASSES OF Yield-Priced Balance PRINCIPAL BALANCE CERTIFICATES, IF ANY.]  Various factors may have influenced the B-Piece Buyer’s determination of its required Discount Yield and the related Assumed Certificate Coupon, including without limitation, the B-Piece Buyer’s assessment of the assumed default rate on the mortgage loans, the expected loss severity following any default, the assumed prepayment rates, and the B-Piece Buyer’s cost of funds and ultimate return on investment that the B-Piece Buyer wishes to achieve.  In addition, the B-Piece Buyer’s bid may be influenced by its desire to capture market-share or other strategic business considerations.  The Discount Yield for each class of Control Eligible Certificates [was between the range] [is] identified on the table below.
[Range of] Discount Yields for the Control Eligible Certificates
Class of Certificates	[Low Estimate of Discount Yield]	[Base Case] Discount Yield	[High Estimate of Discount Yield]
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%
Class [__]	[__]%	[__]%	[__]%

Determination of Class Size.
The sponsor determined the Certificate Balance of each class of Control Eligible Certificates in the same manner described above in “—Determination of Class Size”.
Determination of [Expected] Price.
      Based on the interest payments using Assumed Certificate Coupons [assumed to be equal to the WAC Rate] for the Yield-Priced Balance Principal Balance Certificates, the Discount Yield and the Scheduled Certificate Principal Payments for each class of Control Eligible Certificates, the sponsor determined the price (the “[Expected] Price”) expressed as a percent of the Certificate Balance of that class by determining the net present value of the Scheduled Certificate Principal Payments accruing at the related Assumed Certificate Coupon discounted at the related Discount Yield.  [The sponsor determined the Expected Price for each class of Control Eligible Certificates based on the low estimate and high estimate of Discount Yields.  The lower the Discount Yield, the higher the corresponding Expected Price for a class of certificates will be, therefore, the low range of fair market values of the Control Eligible Certificates will correspond to the high range of the estimate of potential Discount Yields and correspondingly, the high range of fair market values of the Control Eligible Certificates will correspond to the low range of the estimate of potential Discount Yields.]
Calculation of Fair Value.
Based on the [Expected] Price, the sponsor determined the fair market value of each class of certificates by multiplying the Expected Price by the related Certificate Balance or Notional Amount.  [The sponsor determined the range of fair market values for each class of certificates based on the low estimate and high estimate of Expected Prices.]

[Qualifying CRE Loans
IF APPLICABLE, DISCLOSURE WILL INCLUDE (1) A DESCRIPTION OF THE MANNER IN WHICH THE SPONSOR DETERMINED THE AGGREGATE RISK RETENTION REQUIREMENT AFTER INCLUDING QUALIFYING CRE LOANS AND (2) DESCRIPTIONS OF THE QUALIFYING CRE LOANS AND DESCRIPTIONS OF THE MORTGAGE LOANS THAT ARE NOT QUALIFYING CRE LOANS, AND (3) THE MATERIAL DIFFERENCES BETWEEN THE TWO GROUPS OF LOANS WITH RESPECT TO COMPOSITION OF EACH GROUP’S LOAN BALANCES, LOAN TERMS, INTEREST RATES, BORROWER CREDIT INFORMATION, AND CHARACTERISTICS OF ANY LOAN COLLATERAL.]
[The sponsor has determined that [__]% of the Initial Pool Balance (the “Qualifying CRE Loan Percentage”) are comprised of mortgage loans that are Qualifying CRE Loans under Regulation RR of the Securities Act.  See Annex A-1 for the identity of mortgage loans that are Qualifying CRE Loans and those that are Non-Qualifying CRE Loans.]
[The total required credit risk retention percentage (the “Required Credit Risk Retention Percentage”) for this transaction is [__]%.  The Required Credit Risk Retention Percentage is equal to the product of the Qualifying CRE Loan Percentage and 5%.  [IF MORE THAN 50% OF THE MORTGAGE LOANS ARE QUALIFYING CRE LOANS, THE QUALIFYING CRE LOAN PERCENTAGE WILL EQUAL 50%]]
[EACH SPONSOR WILL PROVIDE ANY REQUIRED POST-CLOSING DISCLOSURE IN ACCORDANCE WITH THE RISK RETENTION REQUIREMENTS BY FILING THAT INFORMATION ON FORM 8-K WITHIN A REASONABLE PERIOD OF TIME AFTER THE CLOSING OF ANY SECURITIZATION.]
[The table below presents the material characteristics of the Qualifying CRE Loans and the corresponding characteristics for each Non-Qualifying CRE Loans that did not satisfy the applicable underwriting standard under Regulation RR.]
Underwriting Standard for Qualifying CRE Loans	Qualified CRE Loans	Non-Qualified CRE Loans

[SIMILAR INFORMATION WILL BE PROVIDED FOR OTHER MORTGAGE LOAN SELLERS THAT ARE SPONSORS. INFORMATION FOR OTHER MORTGAGE LOAN SELLERS/ORIGINATORS THAT ARE NOT SPONSORS WILL OTHERWISE COMPLY WITH THE REQUIREMENTS OF REGULATION AB]
[THE DEPOSITOR WILL FILE THE CERTIFICATION RELATING TO QUALIFYING CRE LOANS IF IT INTENDS TO USE THE EXEMPTION UNDER THE RISK RETENTION RULES.]
DESCRIPTION OF THE CERTIFICATES
General
The certificates will be issued pursuant to a pooling and servicing agreement, among the depositor, the master servicer, the special servicer, the trustee, the certificate administrator, the operating advisor and the asset representations reviewer (the “PSA”) and [together with the RR Interest] will represent in the aggregate the entire ownership interest in the issuing entity. The assets of the issuing entity will consist of: (1) the Mortgage Loans, the Trust Subordinate Companion Loan and all payments under and proceeds of the Mortgage Loans and the Trust Subordinate Companion Loan received after the Cut-off Date (exclusive of payments of principal and/or interest due on or before the Cut-off Date and interest relating to periods prior to, but due after, the Cut-off Date); (2) any REO Property but, with respect to any Whole Loan, only to the extent of the issuing entity’s interest in such Whole Loan; (3) those funds or assets as from time to time are deposited in the accounts discussed in “Pooling and Servicing Agreement—Accounts” (such accounts collectively, the “Securitization Accounts”) (but, with respect to any Whole Loan, only to the extent of the issuing entity’s interest in such Whole Loan), if established; (4) the rights of the mortgagee under all insurance policies with respect to its Mortgage Loans; (5) certain rights of the depositor under each MLPA relating to Mortgage Loan document delivery requirements and the representations and warranties of each mortgage loan seller regarding the Mortgage Loans it sold to the depositor; and (6) [with respect to the [FLOATING RATE CLASS] certificates, the Swap Contract, the Class [__] Regular Interest and funds or assets on deposit from time to time in the Floating Rate Account].
The Commercial Mortgage Pass-Through Certificates, Series [SERIES DESIGNATION] will consist of the following classes: the [SENIOR CLASSES], [INTEREST-ONLY CLASSES], Class [PEZ], Class [A], Class [B], and Class [C], [LOAN-SPECIFIC CLASS], Class R, and Class [ARD] certificates. [THERE MAY BE OTHER CLASSES REPRESENTING ENTITLEMENTS TO PRINCIPAL AND/OR INTEREST, AND/OR OTHER CASH FLOW PAID BY THE BORROWERS OR THE ISSUING ENTITY, SUCH AS: (1) CLASSES THAT PROVIDE FOR THE ACCRUAL OF INTEREST AT A FIXED RATE, VARIABLE RATE OR ADJUSTABLE RATE; (2) CLASSES THAT ARE SENIOR OR SUBORDINATE TO ONE OR MORE OTHER CLASSES IN ENTITLEMENT TO CERTAIN DISTRIBUTIONS ON THE CERTIFICATES; (3) CLASSES THAT ARE PRINCIPAL ONLY CERTIFICATES ENTITLED TO DISTRIBUTIONS OF PRINCIPAL, WITH DISPROPORTIONATELY SMALL, NOMINAL OR NO DISTRIBUTIONS OF INTEREST; (4) CLASSES THAT ARE INTEREST-ONLY CERTIFICATES ENTITLED TO DISTRIBUTIONS OF INTEREST, WITH DISPROPORTIONATELY SMALL, NOMINAL OR NO DISTRIBUTIONS OF PRINCIPAL; (5) CLASSES THAT PROVIDE FOR DISTRIBUTIONS OF INTEREST ON, OR PRINCIPAL OF, THOSE CERTIFICATES THAT COMMENCE ONLY AFTER THE OCCURRENCE OF CERTAIN EVENTS, SUCH AS THE RETIREMENT OF ONE OR MORE OTHER CLASSES OF CERTIFICATES OF THAT SERIES; (6) CLASSES THAT PROVIDE FOR DISTRIBUTIONS OF PRINCIPAL OF THOSE CERTIFICATES TO BE MADE, FROM TIME TO TIME OR FOR DESIGNATED PERIODS, AT A RATE THAT IS FASTER, AND, IN SOME CASES, SUBSTANTIALLY FASTER, OR SLOWER, AND, IN SOME CASES, SUBSTANTIALLY SLOWER, THAN THE RATE AT WHICH PAYMENTS OR OTHER COLLECTIONS OF PRINCIPAL ARE RECEIVED ON THE MORTGAGE LOANS; (7) CLASSES THAT PROVIDE FOR CONTROLLED DISTRIBUTIONS OF PRINCIPAL TO BE MADE BASED ON A SPECIFIED PAYMENT SCHEDULE OR OTHER METHODOLOGY, SUBJECT TO AVAILABLE FUNDS; (8) CLASSES AS TO WHICH ACCRUED INTEREST IS ADDED TO THE PRINCIPAL BALANCE OF THE CLASS FOR A PERIOD OF TIME; AND/OR (9) CLASSES THAT PROVIDE FOR DISTRIBUTIONS BASED ON COLLECTIONS OF PREPAYMENT PREMIUMS ON THE MORTGAGE LOANS]
The [SENIOR CLASSES] certificates (other than the Class [__] certificates) and the certificates with a notional amount are referred to collectively in this prospectus as the “Senior Certificates”. The [SUBORDINATE CLASSES] certificates are referred to collectively in this prospectus as the “Subordinate Certificates”. The certificates other than the [LOAN-SPECIFIC CLASS] certificates are referred to in this prospectus as the “Pooled Certificates”. The Class R certificates are sometimes referred to in this prospectus as the “Residual Certificates”. The Senior Certificates and the Subordinate Certificates are collectively referred to in this prospectus as the “Regular Certificates”. The Senior Certificates (other than the [INTEREST-ONLY CLASSES] certificates) and the Subordinate Certificates are collectively referred to in this prospectus as the “Principal Balance Certificates”. The [IDENTIFY OFFERED CLASSES] certificates are also referred to in this prospectus as the “Offered Certificates”. The Class [A], Class [B], and Class [C] certificates are collectively referred to in this prospectus as the “Exchangeable Certificates”.
As further described in this prospectus, the primary source for payments of principal and interest on the certificates [and the RR Interest] will be amounts received by the issuing entity in respect of the Mortgage Loans.

Upon initial issuance, the Principal Balance Certificates, the [LOAN-SPECIFIC CLASS] certificates and the Class [PEZ] certificates will have the respective Certificate Balances (or, in the case of the respective classes of Exchangeable Certificates, the maximum Certificate Balances), and the [INTEREST-ONLY CLASSES] certificates will have the respective Notional Amounts, shown below (in each case, subject to a variance of plus or minus 5%):
Class	Initial Certificate Balance or Notional Amount

-
(1)	The Exchangeable Certificates may be exchanged for Class [PEZ] certificates, and Class [PEZ] certificates may be exchanged for the Exchangeable Certificates.
(2)
On the closing date, the issuing entity will issue the Class [A], Class [B], and Class [C] Trust Components, which will have outstanding principal balances on the closing date of $[_______], $[_______] and $[_______], respectively. The Exchangeable Certificates will, at all times, represent undivided beneficial ownership interests in the portion of a grantor trust that will hold such Trust Components. Each of the Class [A], Class [B], and Class [C] certificates and Class [PEZ] certificates will, at all times, represent a beneficial interest in a percentage of the outstanding principal balance of the Class [A], Class [B] and/or Class [C] Trust Components. Following any exchange of Class [A], Class [B], and Class [C] certificates for Class [PEZ] certificates or any exchange of Class [PEZ] certificates for Class [A], Class [B], and Class [C] certificates, the percentage interests of the outstanding principal balances of the Class [A], Class [B], and Class [C] Trust Components that is represented by the Class [A], Class [B], and Class [C] certificates will be increased or decreased accordingly. The initial Certificate Balance of each class of Exchangeable Certificates shown in the table on the cover page of this prospectus, in the table above and on the back cover of this prospectus represents the maximum Certificate Balance of such class without giving effect to any issuance of Class [PEZ] certificates. The initial Certificate Balance of the Class [PEZ] certificates shown in the table on the cover page of this prospectus, in the table above and on the back cover of this prospectus is equal to the aggregate of the maximum initial Certificate Balances of the Exchangeable Certificates, representing the maximum Certificate Balance of the Class [PEZ] certificates that could be issued in an exchange. The actual Certificate Balance of any class of Exchangeable Certificates issued on the closing date may be less than the maximum Certificate Balance of that class and may be zero. The Certificate Balances of the Exchangeable Certificates to be issued on the closing date will be reduced, in required proportions, by an amount equal to the Certificate Balance of the Class [PEZ] certificates issued on the closing date. The initial Certificate Balance of any Trust Component will equal the initial Certificate Balance of the class of Exchangeable Certificates having the same alphabetical designation without regard to any exchange of such certificates for Class [PEZ] certificates.

The “Certificate Balance” of any class of Principal Balance Certificates, any Trust Component, the [LOAN-SPECIFIC CLASS] certificates and the Class [PEZ] certificates, as applicable, outstanding at any time represents the maximum amount that its holders (or, in the case of a Trust Component, the holders of Exchangeable Certificates evidencing an interest in that Trust Component) are entitled to receive as distributions allocable to principal from the cash flow on the Mortgage Loans and the other assets in the issuing entity, all as described in this prospectus. On each Distribution Date, the Certificate Balance of each class of Principal Balance Certificates, each Trust Component and the [LOAN-SPECIFIC CLASS] certificates, as applicable, will be reduced by any distributions of principal actually made on, and by any Realized Losses actually allocated to, that class of Principal Balance Certificates, that Trust Component or [LOAN-SPECIFIC CLASS] certificates, as applicable, on that Distribution Date. In the event that Realized Losses previously allocated to a class of Principal Balance Certificates (exclusive of the

Exchangeable Certificates), Trust Component (and, therefore, the applicable Exchangeable Certificates) or [LOAN-SPECIFIC CLASS] certificates, as applicable, in reduction of its Certificate Balance are recovered subsequent to such Certificate Balance being reduced to zero, holders of such class or Principal Balance Certificates or [LOAN-SPECIFIC CLASS] certificates (of Exchangeable Certificates evidencing an interest in such Trust Component) may receive distributions in respect of such recoveries in accordance with the distribution priorities described under “—Distributions—Priority of Distributions” below. “Trust Component” means any of the Class [A] Trust Component, Class [B] Trust Component or Class [C] Trust Component.
“Class [A] Percentage Interest” means, the quotient of the Certificate Balance of the Class [A] Certificates divided by the Certificate Balance of the Class [A] Trust Component. As of the closing date, the Class [A] Percentage Interest will be 100.0%.
“Class [A] Trust Component” means an interest issued as a regular interest in the Upper-Tier REMIC with a Pass-Through Rate equal to [_____]% per annum. The Class [A] Certificates will represent beneficial ownership of the Class [A] Percentage Interest of the Class [A] Trust Component, and the Class [PEZ] certificates will represent beneficial ownership of, among other things, the Class [A]-Exchange Percentage Interest of the Class [A] Trust Component. The Class [A] Trust Component will be held in the Grantor Trust.
“Class [A]-Exchange Percentage Interest” means 100.0% minus the Class [A] Percentage Interest. As of the closing date, the Class [A]-Exchange Percentage Interest will be 0.0%.
“Class [B] Percentage Interest” means, the quotient of the Certificate Balance of the Class [B] certificates divided by the Certificate Balance of the Class [B] Trust Component. As of the closing date, the Class [B] Percentage Interest will be 100.0%.
“Class [B] Trust Component” means an interest issued as a regular interest in the Upper-Tier REMIC with a Pass-Through Rate equal to a per annum rate equal to the lesser of [____]% and the WAC Rate. The Class [B] certificates will represent beneficial ownership of the Class [B] Percentage Interest of the Class [B] Trust Component, and the Class [PEZ] certificates will represent beneficial ownership of, among other things, the Class [B]-Exchange Percentage Interest of the Class [B] Trust Component. The Class [B] Trust Component will be held in the Grantor Trust.
“Class [B]-Exchange Percentage Interest” means 100.0% minus the Class [B] Percentage Interest. As of the closing date, the Class [B]-Exchange Percentage Interest will be 0.0%.
“Class [C] Percentage Interest” means, the quotient of the Certificate Balance of the Class [C] certificates divided by the Certificate Balance of the Class [C] Trust Component. As of the closing date, the Class [C] Percentage Interest will be 100.0%.
“Class [C] Trust Component” means an interest issued as a regular interest in the Upper-Tier REMIC with a Pass-Through Rate equal to a per annum rate equal to the WAC Rate. The Class [C] certificates will represent beneficial ownership of the Class [C] Percentage Interest of the Class [C] Trust Component, and the Class [PEZ] certificates will represent beneficial ownership of, among other things, the Class [C]-Exchange Percentage Interest of the Class [C] Trust Component. The Class [C] Trust Component will be held in the Grantor Trust.
“Class [C]-Exchange Percentage Interest” means 100.0% minus the Class [C] Percentage Interest. As of the closing date, the Class [C]-Exchange Percentage Interest will be 0.0%.
“Class [PEZ] Component”  means any of the Class [PEZ] Component [A], Class [PEZ] Component [B] or Class [PEZ] Component [C].
“Class [PEZ] Component [A]”  means the portion of the Class [A] Trust Component equal to the Class [A]-Exchange Percentage Interest of the Class [A] Trust Component.

“Class [PEZ] Component [B]”  means the portion of the Class [B] Trust Component equal to the Class [B]-Exchange Percentage Interest of the Class [B] Trust Component.
“Class [PEZ] Component [C]”  means the portion of the Class [C] Trust Component equal to the Class [C]-Exchange Percentage Interest of the Class [C] Trust Component.
The Residual Certificates will not have a Certificate Balance or entitle their holders to distributions of principal or interest.
The [INTEREST-ONLY CLASSES] certificates will not have Certificate Balances, nor will they entitle their holders to distributions of principal, but the [INTEREST-ONLY CLASSES] certificates will represent the right to receive distributions of interest in an amount equal to the aggregate interest accrued on their respective notional amounts (each, a “Notional Amount”). The Notional Amount of the [INTEREST-ONLY CLASS] certificates will equal the aggregate of the Certificate Balances of the Class [__] and Class [__] certificates and the Class [__] Trust Component. The initial Notional Amount of the [INTEREST-ONLY CLASS] certificates will be approximately $[_______]. The Notional Amount of the [INTEREST-ONLY CLASS] certificates will equal the Certificate Balance of the Class [__] certificates and the Class [__] and Class [__] Trust Components.
The Class [ARD] certificates will not have a Certificate Balance nor will they entitle their holders to distributions of principal, but the Class [ARD] certificates will represent the right to receive [the Non-RRI Percentage of any] Excess Interest received on any ARD Loan.
“Excess Interest” with respect to the ARD Loan is the interest accrued at the Revised Rate in respect of such ARD Loan in excess of the interest accrued at the Initial Rate, plus any related interest accrued on such amounts, to the extent permitted by applicable law and the related Mortgage Loan documents.
The Trust Subordinate Companion Loan will be held by the [___] Subordinate Companion Loan REMIC (the “Subordinate Companion Loan REMIC”) and the Mortgage Loans (other than the Subordinate Companion Loan) will be held by the lower-tier REMIC (the “Lower-Tier REMIC” and, collectively with the Subordinate Companion Loan REMIC, the “Lower-Tier REMICs”).  The certificates (other than the [ARD Class] certificates, the Exchangeable Certificates and the Class [PEZ] certificates) will be issued by the upper-tier REMIC (the “Upper-Tier REMIC”) (collectively with the Lower-Tier REMICs, the “Trust REMICs”).  The [ARD Class] certificates, the Exchangeable Certificates and the Class [PEZ] certificates will be issued by the grantor trust (the “Grantor Trust”).
Exchanges of Exchangeable Certificates
Exchanges
Groups of Exchangeable Certificates (i.e., each of Class [A]. Class [B] and Class [C] certificates) may be exchanged for Class [PEZ] certificates and vice versa, in whole or in part, as described more fully below. This process may occur repeatedly. However, exchanges will no longer be permitted following the date when the then-current principal balance of the Class [A] Trust Component (and, correspondingly, to the extent evidencing an interest in the Class [A] Trust Component, the Class [A] certificates and the applicable component of the Class [PEZ] certificates) is reduced to zero as a result of the payment in full of all interest and principal on that Trust Component.
Following the closing date, Exchangeable Certificates that collectively evidence a uniform Tranche Percentage Interest in each Trust Component (such certificates in the aggregate, an “Exchangeable Proportion”) will be exchangeable on the books of DTC for Class [PEZ] certificates that represent the same Tranche Percentage Interest in each Trust Component as the certificates to be surrendered, and any Class [PEZ] certificates will be exchangeable on the books of DTC for Exchangeable Certificates that evidence the same Tranche Percentage Interest in each Trust Component as the Class [PEZ] certificates to be surrendered. For these purposes, the “Tranche Percentage Interest” of any certificate in relation to a Trust Component is the ratio, expressed as a percentage, of (a) the Certificate Balance of that certificate (or, in the case of a Class [PEZ] certificate, the principal amount of the component of such certificate with the same letter designation as that Trust Component) to (b) the outstanding principal balance of that Trust Component.
For example, an investor that owns $[_______] of Class [A] certificates, $[_______] of Class [B] certificates, and $[_______] of Class [C] certificates would be entitled to exchange such certificates following the procedures described below for $[_________] of Class [PEZ] certificates.  Similarly, an investor that owns $[_________] of Class [PEZ] certificates would be entitled to exchange such certificates following the procedures described below for $[_______] of Class [A] certificates, $[_______] of Class [B] certificates, and $[_______] of Class [C] certificates.  Investors are permitted to exchange any lesser Certificate Balance of such Exchangeable Certificates for Class [PEZ] certificates so long as such Exchangeable Certificates are exchanged in the same relative proportions as described above.
There will be no limit on the number of exchanges authorized under the exchange provisions of the PSA. Subject to compliance with the exchange procedures described below under “—Procedures” and the requirement that a Certificateholder is the beneficial owner of the requisite classes of certificates in the required Exchange Proportion, there are no other conditions or limitations to the exchange of Exchangeable Certificates. In all cases, however, an exchange may not occur if the face amount of the certificates to be received in the exchange would not represent an authorized denomination for the relevant class as described under “—Delivery, Form, Transfer and Denomination” below. In addition, the depositor will have the right to make or cause exchanges on the closing date pursuant to instructions delivered to the certificate administrator on the closing date.
The various amounts distributable on the Class [PEZ] certificates on each Distribution Date in respect of Interest Accrual Amounts, Interest Distribution Amounts, Principal Distribution Amounts, reimbursements of Realized Losses and yield maintenance charges allocated to any of the respective Tranche Percentage Interests in the Trust Components represented by the Class [PEZ] certificates will be so distributed in a single, aggregate distribution to the holders of the Class [PEZ] certificates on such Distribution Date. In addition, the Class [PEZ] certificates will be allocated the aggregate amount of Realized Losses, Interest Shortfalls and other interest shortfalls (including those resulting from Appraisal Reduction Events) corresponding to the Tranche Percentage Interests in the Trust Components represented by the Class [PEZ] certificates. See ”—Distributions” below.
For a discussion of the federal income tax consequences of the acquisition, ownership and disposition of the Exchangeable Certificates, see “Material Federal Income Tax Considerations—Taxation of Class [PEZ] and Exchangeable Certificates”.
Procedures
If a Certificateholder wishes to exchange Exchangeable Certificates for Class [PEZ] certificates, or Class [PEZ] certificates for Exchangeable Certificates, such Certificateholder must notify the certificate administrator by e-mail at [____] no later than three business days prior to the proposed date of such exchange (the “Exchange Date”). The Exchange Date can be any business day other than the first or last business day of the month. In addition, the Certificateholder must provide notice on the Certificateholder’s letterhead, which notice must carry a medallion stamp guarantee and set forth the following information: the CUSIP numbers of the Exchangeable Certificates to be exchanged and received, the original and outstanding Certificate Balance of the Exchangeable Certificates to be exchanged and received, the Certificateholder’s DTC participant number and the proposed Exchange Date.  The Certificateholder and the certificate administrator will utilize the “deposit and withdrawal system” at DTC to effect the exchange.
The aggregate principal and interest entitlements of the certificates received must equal the aggregate entitlements of the certificates surrendered. The notice of exchange will become irrevocable on the 2nd business day before the proposed Exchange Date.
The first distribution on an Exchangeable Certificate or Class [PEZ] certificates will be made in the month following the month of exchange to the Certificateholder of record as of the applicable Record Date for such certificate. Neither the certificate administrator nor the depositor will have any obligation to ensure the availability of the applicable certificates to accomplish any exchange.

Distributions
Method, Timing and Amount
Distributions on the certificates [and the RR Interest] are required to be made by the certificate administrator, to the extent of available funds as described in this prospectus, on the [__] business day following each Determination Date (each, a “Distribution Date”). The “Determination Date” will be the [__] day of each calendar month (or, if the [__] calendar day of that month is not a business day, then the next business day) commencing in [______].
All distributions (other than the final distribution on any certificate) are required to be made to the Certificateholders in whose names the certificates are registered at the close of business on each Record Date. With respect to any Distribution Date, the “Record Date” will be the [last business day of the month preceding the month in which that Distribution Date occurs]. These distributions are required to be made by wire transfer in immediately available funds to the account specified by the Certificateholder at a bank or other entity having appropriate facilities to accept such funds, if the Certificateholder has provided the certificate administrator with written wiring instructions no less than five business days prior to the related Record Date (which wiring instructions may be in the form of a standing order applicable to all subsequent distributions) or otherwise by check mailed to the Certificateholder. The final distribution on any certificate is required to be made in like manner, but only upon presentation and surrender of the certificate at the location that will be specified in a notice of the pendency of the final distribution. All distributions made with respect to a class of certificates will be allocated pro rata among the outstanding certificates of that class based on their respective Percentage Interests.
The “Percentage Interest” evidenced by any certificate (other than a Class R or Class [ARD] certificate) will equal its initial denomination as of the closing date divided by the initial Certificate Balance or Notional Amount, as applicable, of the related class. For these purposes on any date of determination, the “initial denomination as of the closing date” of any Exchangeable Certificate or any Class [PEZ] certificate received in an exchange will be determined as if such certificate was part of the related class on the closing date, the “initial denomination as of the closing date” of any Exchangeable Certificate or any Class [PEZ] certificate surrendered in an exchange will be determined as if such certificate was not part of the related class on the closing date and the initial Certificate Balance of the related class of Exchangeable Certificates or Class [PEZ] certificates will be determined as if such class consisted only of the certificates composing the class on that date of determination and such certificates had been outstanding as of the closing date.
The master servicer is authorized but not required to direct the investment of funds held in the Collection Account in U.S. government securities and other obligations that satisfy criteria established by the Rating Agencies (“Permitted Investments”).  The master servicer will be entitled to retain any interest or other income earned on such funds and the master servicer will be required to bear any losses resulting from the investment of such funds, as provided in the PSA.  The certificate administrator is authorized but not required to direct the investment of funds held in the Lower-Tier REMIC Distribution Account, the Upper-Tier REMIC Distribution Account, the Interest Reserve Account, the related companion loan distribution account, the Exchangeable Distribution Account, the Excess Interest Distribution Account , Gain-on-Sale Reserve Account [and the RR Interest Gain-on-Sale Reserve Account] in Permitted Investments.  The certificate administrator will be entitled to retain any interest or other income earned on such funds and the certificate administrator will be required to bear any losses resulting from the investment of such funds, as provided in the PSA.
Available Funds
 The aggregate amount available for distribution to holders of the certificates and any Trust Component (other than the [LOAN-SPECIFIC CLASS] certificates) [and the RR Interest Owner] on each Distribution Date (the “Available Funds”) will, in general, equal the sum of the following amounts (without duplication):

(a) the aggregate amount of all cash received on the Mortgage Loans (in the case of any Non-Serviced Mortgage Loan, only to the extent received by the issuing entity pursuant to the related Non-Serviced PSA) and any REO Property that is on deposit in the Collection Account (in each case, exclusive of any amount on deposit in or credited to any portion of the Collection Account that is held for the benefit of the holder of any related Companion Loan), as of the Master Servicer Remittance Date, exclusive of (without duplication):
•
all scheduled payments of principal and/or interest and any balloon payments paid by the borrowers of a Mortgage Loan (the “Periodic Payments”), that are due on a Due Date after the end of the related Collection Period, excluding interest relating to periods prior to, but due after, the Cut‑off Date;

•
all unscheduled payments of principal (including prepayments), unscheduled interest, liquidation proceeds, net insurance proceeds and net Condemnation Proceeds and other unscheduled recoveries received subsequent to the related Determination Date (or, with respect to voluntary prepayments of principal of each Mortgage Loan with a Due Date occurring after the related Determination Date, subsequent to the related Due Date) allocable to the Mortgage Loans;

•	all amounts in the Collection Account that are due or reimbursable to any person other than the Certificateholders;
•
with respect to each Actual/360 Loan and any Distribution Date occurring in each February and in any January occurring in a year that is not a leap year (unless such Distribution Date is the final Distribution Date), the related Withheld Amount to the extent those funds are on deposit in the Collection Account;

•	all Excess Interest allocable to the Mortgage Loans (which is separately distributed to the Class [ARD] certificates [and RR Interest]);
•	all yield maintenance charges and prepayment premiums;
•	all amounts deposited in the Collection Account in error; and
•
any late payment charges or accrued interest on a Mortgage Loan allocable to the default interest rate for such Mortgage Loan, to the extent permitted by law, excluding any interest calculated at the Mortgage Rate for the related Mortgage Loan;

(b) if and to the extent not already included in clause (a), the aggregate amount transferred from the REO Account allocable to the Mortgage Loans to the Collection Account for such Distribution Date;
(c) all Compensating Interest Payments made by the master servicer with respect to the Mortgage Loans with respect to such Distribution Date and P&I Advances made by the master servicer or the trustee, as applicable, with respect to the Distribution Date (net of certain amounts that are due or reimbursable to persons other than the Certificateholders); and
(d) with respect to each Actual/360 Loan and any Distribution Date occurring in each March (or February, if such Distribution Date is the final Distribution Date), the related Withheld Amounts as required to be deposited in the Lower-Tier REMIC Distribution Account pursuant to the PSA.
 [“Certificate Available Funds” means, as to any Distribution Date, an amount equal to the sum of (i) the Non-RRI Percentage of the Available Funds for such Distribution Date and (ii) the Gain-on-Sale Remittance Amount withdrawn from the Gain-on-Sale Reserve Account for distribution on such Distribution Date.

 The “Gain-on-Sale Remittance Amount” for each Distribution Date, is the lesser of (i) the amount on deposit in the Gain-on-Sale Reserve Account on such Distribution Date, and (ii) the amount distributable from the Gain-on-Sale Reserve Account.]
The “Collection Period” for each Distribution Date and any Mortgage Loan (including any Companion Loan) will be the period commencing on the day immediately following the Due Date for such Mortgage Loan (including any Companion Loan)  in the month preceding the month in which that Distribution Date occurs or the date that would have been the Due Date if such Mortgage Loan (including any Companion Loan)  had a Due Date in such preceding month and ending on and including the Due Date for such Mortgage Loan (including any related Companion Loan)  occurring in the month in which that Distribution Date occurs. Notwithstanding the foregoing, in the event that the last day of a Collection Period (or applicable grace period) is not a business day, any Periodic Payments received with respect to Mortgage Loans (including any Companion Loan) relating to such Collection Period on the business day immediately following such day will be deemed to have been received during such Collection Period and not during any other Collection Period.
“Due Date” means, with respect to each Mortgage Loan (including any Companion Loan), the date on which scheduled payments of principal, interest or both are required to be made by the related borrower.
Priority of Distributions
 On each Distribution Date, for so long as the Certificate Balances or Notional Amounts of the Regular Certificates have not been reduced to zero, the certificate administrator is required to apply amounts on deposit in the Distribution Account [(excluding amounts relating to the Trust Subordinate Companion Loan)], to the extent of the [Certificate] Available Funds, in the following order of priority:
First, to the [APPLICABLE SENIOR CLASSES] certificates, in respect of interest, up to an amount equal to, and pro rata in accordance with, the respective Interest Distribution Amounts for those classes;
Second, to the [APPLICABLE SENIOR CLASSES] certificates, in reduction of the Certificate Balances of those classes, in the following priority (prior to the Cross-Over Date):
(i) [INSERT PRINCIPAL PAYMENT PRIORITIES FOR THE SENIOR CLASSES]
Third, to the [APPLICABLE SENIOR CLASSES] certificates, up to an amount equal to, and pro rata, based upon the aggregate unreimbursed Realized Losses previously allocated to each such class, plus interest on that amount at the Pass-Through Rate for such class compounded monthly from the date the related Realized Loss was allocated to such class;
Fourth, to the Class [A] Trust Component and, thus, concurrently, to the Class [A] certificates, in respect of interest, up to an amount equal to the Class [A] Percentage Interest multiplied by the aggregate Interest Distribution Amount with respect to the Class [A] Trust Component, and to the Class [PEZ] certificates, in respect of interest, up to an amount equal to the Class [A]-Exchange Percentage Interest multiplied by the aggregate Interest Distribution Amount with respect to the Class [A] Trust Component, pro rata in proportion to their respective percentage interests in the Class [A] Trust Component;
Fifth, after the Certificate Balances of the [APPLICABLE SENIOR CLASSES] have been reduced to zero, to the Class [A] Trust Component and, thus, concurrently, to the Class [A] certificates, in reduction of their Certificate Balance, up to an amount equal to the Class [A] Percentage Interest multiplied by the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, and to the Class [PEZ] certificates, in reduction of their Certificate Balance, up to an amount equal to the Class [A]-Exchange Percentage Interest multiplied by the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, pro rata in proportion to their respective percentage interests in the Class [A] Trust Component, until the Certificate Balance of the Class [A] Trust Component is reduced to zero;
Sixth, to the Class [A] Trust Component and, thus, concurrently, to the Class [A] certificates, up to an amount equal to the Class [A] Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [A] Trust Component, plus interest on that amount at the Pass-Through Rate for such Trust Component compounded monthly from the date the related Realized Loss was allocated to such Trust Component, and to the Class [PEZ] certificates, up to an amount equal to the Class [A]-Exchange Percentage Interest multiplied by the aggregate of unreimbursed Realized Losses previously allocated to the Class [A] Trust Component, plus interest on that amount at the Pass-Through Rate for such Trust Component compounded monthly from the date the related Realized Loss was allocated to such Trust Component, pro rata in proportion to their respective percentage interests in the Class [A] Trust Component;
Seventh, [ADD SIMILAR CLAUSES TO CLAUSES FOURTH, FIFTH AND SIXTH FOR OTHER EXCHANGEABLE CLASSES]
Eighth, to the Class [__] certificates, in respect of interest, up to an amount equal to the Interest Distribution Amount of such class;
Ninth, to the Class [__] certificates, in reduction of their Certificate Balance, up to an amount equal to the Principal Distribution Amount for such Distribution Date, less the portion of such Principal Distribution Amount distributed pursuant to all prior clauses, until their Certificate Balance is reduced to zero;
Tenth, to the Class [__] certificates, up to an amount equal to the aggregate of unreimbursed Realized Losses previously allocated to such class, plus interest on that amount at the Pass-Through Rate for such class compounded monthly from the date the related Realized Loss was allocated to such class;
Eleventh, [ADD SIMILAR CLAUSES TO CLAUSES EIGHTH, NINTH AND TENTH FOR OTHER SUBORDINATE CLASSES THAT ARE NOT EXCHANGEABLE CLASSES]; and
Twelfth, to the Class R certificates, any remaining amounts.
Notwithstanding the foregoing, on each Distribution Date occurring on and after Cross-Over Date, regardless of the allocation of principal payments described in clause Second above, the Principal Distribution Amount for such Distribution Date is required to be distributed pro rata (based on their respective outstanding Certificate Balances), among the [APPLICABLE SENIOR CLASSES] certificates, in reduction of their respective Certificate Balances. The “Cross-Over Date” means the Distribution Date on which the Certificate Balances of the Subordinate Certificates (calculated without giving effect to any exchange of the Exchangeable Certificates for Class [PEZ] certificates) have all been reduced to zero as a result of the allocation of Realized Losses to those certificates.
Reimbursement of previously allocated Realized Losses will not constitute distributions of principal for any purpose and will not result in an additional reduction in the Certificate Balance of the class of certificates in respect of which a reimbursement is made.
Pass-Through Rates
The interest rate (the “Pass-Through Rate”) applicable to each class of certificates or any Trust Component (other than the Class R, Class [ARD] and [LOAN-SPECIFIC CLASS] certificates) for any Distribution Date will equal the rates set forth below:
The Pass-Through Rate on the [IDENTIFY APPLICABLE CLASS] certificates will be a per annum rate equal to [   ]%.

The Pass-Through Rate on the [IDENTIFY APPLICABLE CLASS] certificates will be a per annum rate equal to [_____]%, subject to a maximum rate equal to the WAC Rate.
The Pass-Through Rate applicable to the [INTEREST-ONLY CLASS] certificates for the initial Distribution Date will equal approximately [   ]% per annum.
The Pass-Through Rate for the [INTEREST-ONLY CLASS] certificates for any Distribution Date will equal the excess, if any of (a) the WAC Rate for the related Distribution Date, over (b) the weighted average of the Pass-Through Rates on the [IDENTIFY APPLICABLE CLASSES] certificates for such Distribution Date, weighted on the basis of their respective Certificate Balances (calculated without giving effect to any exchange and conversion of any Class [A], Class [B] and Class [C] certificates for Class [PEZ] certificates) immediately prior to that Distribution Date.
The Class [PEZ] certificates will not have a Pass-Through Rate, but will be entitled to receive the sum of the interest distributable on the percentage interests of the Class [A], Class [B], and Class [C] Trust Components represented by the Class [PEZ] certificates. The Pass-Through Rates on the Class [A], Class [B], and Class [C] Trust Components will at all times be the same as the Pass-Through Rate of the Class [A], Class [B], and Class [C] certificates.
The Class [ARD] certificates will not have a Pass-Through Rate or be entitled to distributions in respect of interest other than Excess Interest, if any, with respect to the ARD Loan.
The “WAC Rate” with respect to any Distribution Date is equal to the weighted average of the applicable Net Mortgage Rates of the Mortgage Loans (including a Non-Serviced Mortgage Loan) as of their respective Due Dates in the month preceding the month in which such Distribution Date occurs, weighted on the basis of their respective Stated Principal Balances  immediately following the Distribution Date (or, if applicable, the Closing Date) in such preceding month.
The “Net Mortgage Rate” for each Mortgage Loan (including a Non-Serviced Mortgage Loan) is equal to the related Mortgage Rate then in effect (without regard to any increase in the interest rate of any ARD Loan after the related Anticipated Repayment Date), less the related Administrative Cost Rate; provided, however, that for purposes of calculating Pass-Through Rates and Withheld Amounts, the Net Mortgage Rate for any Mortgage Loan will be determined without regard to any modification, waiver or amendment of the terms of the related Mortgage Loan, whether agreed to by the master servicer, the special servicer or resulting from a bankruptcy, insolvency or similar proceeding involving the related borrower. Notwithstanding the foregoing, for Mortgage Loans that do not accrue interest on a 30/360 Basis, then, solely for purposes of calculating the Pass-Through Rate on the Regular Certificates (and Trust Components), the Net Mortgage Rate of any Mortgage Loan for any one-month period preceding a related Due Date will be the annualized rate at which interest would have to accrue in respect of the Mortgage Loan on the basis of a 360-day year consisting of twelve 30-day months in order to produce the aggregate amount of interest actually required to be paid in respect of the Mortgage Loan during the one-month period at the related Net Mortgage Rate; provided, however, that with respect to each Actual/360 Loan, the Net Mortgage Rate for the one-month period (1) prior to the Due Dates in January and February in any year which is not a leap year or in February in any year which is a leap year (in either case, unless the related Distribution Date is the final Distribution Date) will be determined exclusive of Withheld Amounts, and (2) prior to the Due Date in March (or February, if the related Distribution Date is the final Distribution Date), will be determined inclusive of Withheld Amounts for the immediately preceding February and January, as applicable. With respect to any REO Loan, the Net Mortgage Rate will be calculated as described above, as if the predecessor Mortgage Loan had remained outstanding.
“Administrative Cost Rate” as of any date of determination will be a per annum rate equal to the sum of the Servicing Fee Rate, the Certificate Administrator/Trustee Fee Rate, the Operating Advisor Fee Rate and the CREFC® Intellectual Property Royalty License Fee Rate.
“Mortgage Rate” with respect to any Mortgage Loan (including any Non-Serviced Mortgage Loan) or any related Companion Loan is the per annum rate at which interest accrues on the Mortgage Loan or the related Companion Loan as stated in the related Mortgage Note or the promissory note evidencing such Companion Loan without giving effect to any default rate or Revised Rate.
[IF ANY CLASSES ARE FLOATING RATE CLASSES, INFORMATION WILL BE PROVIDED AS TO THE INDEX USED TO CALCULATE THE FLOATING RATE OF INTEREST, SUCH LIBOR, PRIME RATE, COMMERCIAL PAPER RATE, CONSTANT MATURITY TREASURY SECURITY RATE, FEDERAL FUNDS RATE, AND/OR TREASURY BILL RATE]
Interest Distribution Amount
“Certificate Excess Prepayment Interest Shortfall” means, for any Distribution Date, the Non-RRI Percentage of the Excess Prepayment Interest Shortfall for such Distribution Date.
The “Interest Distribution Amount” with respect to any Distribution Date and each class of Regular Certificates and any Trust Component will equal (A) the sum of (i) the Interest Accrual Amount with respect to such class or Trust Component for such Distribution Date and (ii) the Interest Shortfall, if any, with respect to such class or Trust Component for such Distribution Date, less (B) any Excess Prepayment Interest Shortfall allocated to such class or Trust Component on such Distribution Date.
The “Interest Accrual Amount” with respect to any Distribution Date and any class of Regular Certificates and any Trust Component is equal to interest for the related Interest Accrual Period accrued at the Pass-Through Rate for such class or Trust Component on the Certificate Balance or Notional Amount, as applicable, for such class immediately prior to that Distribution Date. Calculations of interest for each Interest Accrual Period will be made on [30/360 Basis], except that interest on the [LOAN-SPECIFIC CLASS] certificates will be calculated on an [Actual/360 Basis]. [THERE MAY BE OTHER INTEREST CALCULATION CONVENTIONS, SUCH AS ACTUAL/365, AND ACTUAL/ACTUAL]
An “Interest Shortfall” with respect to any Distribution Date for any class of Regular Certificates and any Trust Component is the sum of (a) the portion of the Interest Distribution Amount for such class or Trust Component remaining unpaid as of the close of business on the preceding Distribution Date, and (b) to the extent permitted by applicable law[, (i) other than in the case of certificates with a Notional Amount, one month’s interest on that amount remaining unpaid at the Pass-Through Rate applicable to such class or Trust Component for the current Distribution Date and (ii) in the case of the certificates with a Notional Amount, one-month’s interest on that amount remaining unpaid at the WAC Rate for such Distribution Date].
The “Interest Accrual Period” for each Distribution Date will be the calendar month prior to the month in which that Distribution Date occurs.
Principal Distribution Amount
 The “[Aggregate] Principal Distribution Amount” for any Distribution Date will be equal to the sum of the following amounts:
(a) the [Aggregate] Principal Shortfall for that Distribution Date,
(b) the Scheduled Principal Distribution Amount for that Distribution Date, and
(c) the Unscheduled Principal Distribution Amount for that Distribution Date;
provided, that the [Aggregate] Principal Distribution Amount for any Distribution Date will be reduced, to not less than zero, by the amount of any reimbursements of:
(A) Nonrecoverable Advances (including any servicing advance with respect to a Non-Serviced Mortgage Loan under the related Non-Serviced PSA reimbursed out of general collections on the Mortgage Loans), with interest on such Nonrecoverable Advances at the Reimbursement Rate, that are paid or reimbursed from principal collections on the Mortgage Loans in a period during which such principal collections would have otherwise been included in the [Aggregate] Principal Distribution Amount for such Distribution Date, and
(B) Workout-Delayed Reimbursement Amounts paid or reimbursed from principal collections on the Mortgage Loans in a period during which such principal collections would have otherwise been included in the [Aggregate] Principal Distribution Amount for such Distribution Date, provided, further, that in the case of clauses (A) and (B) above, if any of the amounts that were reimbursed from principal collections on the Mortgage Loans (including REO Loans) are subsequently recovered on the related Mortgage Loan (or REO Loan), such recovery will increase the [Aggregate] Principal Distribution Amount for the Distribution Date related to the period in which such recovery occurs.
[The “Certificate Principal Distribution Amount” for any Distribution Date and the Principal Balance Certificates, an amount equal to the Non-RRI Percentage of the Aggregate Principal Distribution Amount for such Distribution Date.]
The “Scheduled Principal Distribution Amount” for each Distribution Date will equal the aggregate of the principal portions of (a) all Periodic Payments (excluding balloon payments) with respect to the Mortgage Loans due during or, if and to the extent not previously received or advanced and distributed to Certificateholders on a preceding Distribution Date, prior to the related Collection Period and all Assumed Scheduled Payments with respect to the Mortgage Loans for the related Collection Period, in each case to the extent paid by the related borrower as of the related Determination Date (or, with respect to each Mortgage Loan with a Due Date occurring, or a grace period ending, after the related Determination Date, the related Due Date or, last day of such grace period, as applicable, to the extent received by the master servicer as of the business day preceding the Master Servicer Remittance Date) or advanced by the master servicer or the trustee, as applicable, and (b) all balloon payments with respect to the Mortgage Loans to the extent received on or prior to the related Determination Date (or, with respect to each Mortgage Loan with a Due Date occurring, or a grace period ending, after the related Determination Date, the related Due Date or, last day of such grace period, as applicable, to the extent received by the master servicer as of the business day preceding the Master Servicer Remittance Date), and to the extent not included in clause (a) above. The Scheduled Principal Distribution Amount from time to time will include all late payments of principal made by a borrower with respect to the Mortgage Loans, including late payments in respect of a delinquent balloon payment, received by the times described above in this definition, except to the extent those late payments are otherwise available to reimburse the master servicer or the trustee, as the case may be, for prior Advances, as described above.
The “Unscheduled Principal Distribution Amount” for each Distribution Date will equal the aggregate of the following: (a) all prepayments of principal received on the Mortgage Loans as of the Determination Date; and (b) any other collections (exclusive of payments by borrowers) received on the Mortgage Loans and any REO Properties on or prior to the related Determination Date whether in the form of Liquidation Proceeds, Insurance and Condemnation Proceeds, net income, rents, and profits from REO Property or otherwise, that were identified and applied by the master servicer as recoveries of previously unadvanced principal of the related Mortgage Loan; provided, that all such Liquidation Proceeds and Insurance and Condemnation Proceeds will be reduced by any unpaid Special Servicing Fees, Liquidation Fees, any amount related to the Loss of Value Payments to the extent that such amount was transferred into the Collection Account during the related collection period, accrued interest on Advances and other additional trust fund expenses incurred in connection with the related Mortgage Loan, thus reducing the Unscheduled Principal Distribution Amount.
The “Assumed Scheduled Payment” for any Collection Period and with respect to any Mortgage Loan (including the Non-Serviced Mortgage Loans) or Trust Subordinate Companion Loan, as the case may be, that is delinquent in respect of its balloon payment or any REO Loan (excluding, for purposes of any P&I Advances, the portion allocable to any related Companion Loan), is an amount equal to the sum of (a) the principal portion of the Periodic Payment that would have been due on such Mortgage Loan or REO Loan on the related Due Date based on the constant payment required by such related Mortgage Note or the original amortization schedule of the Mortgage Loan or Trust Subordinate Companion Loan, as the case may be (as calculated with interest at the related Mortgage Rate), if applicable, assuming the related balloon payment has not become due, after giving effect to any reduction in the principal balance occurring in connection with a modification, a default or a bankruptcy modification (or similar proceeding), and (b) interest on the Stated Principal Balance of that Mortgage Loan, Trust Subordinate Companion Loan or REO Loan (excluding, for purposes of any P&I Advances, the portion allocable to any related Companion Loan) at its Mortgage Rate (net of interest at the applicable rate at which the Servicing Fee is calculated).
The “[Aggregate] Principal Shortfall” for any Distribution Date means the amount, if any, by which (1) the Principal Distribution Amount for the prior Distribution Date exceeds (2) the aggregate amount actually distributed on the preceding Distribution Date in respect of such Principal Distribution Amount.
Certain Calculations with Respect to Individual Mortgage Loans
The “Stated Principal Balance” of each Mortgage Loan and Trust Subordinate Companion Loan will initially equal its Cut-off Date Balance and, on each Distribution Date, will be reduced by the amount of principal payments received on such Mortgage Loan or Trust Subordinate Companion Loan or advanced for such Distribution Date. With respect to any Companion Loan on any date of determination, the Stated Principal Balance will equal the unpaid principal balance of such Companion Loan as of such date. With respect to any Whole Loan on any date of determination, the Stated Principal Balance of such Whole Loan will be the sum of the Stated Principal Balance of the related Mortgage Loan and each related Companion Loan on such date. The Stated Principal Balance of a Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan may also be reduced in connection with any modification that reduces the principal amount due on such Mortgage Loan, Trust Subordinate Companion Loan or Whole Loan, as the case may be, or any forced reduction of its actual unpaid principal balance imposed by a court presiding over a bankruptcy proceeding in which the related borrower is the debtor. See “Certain Legal Aspects of Mortgage Loans”. If any Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan is paid in full or the Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan (or any Mortgaged Property acquired in respect of the Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan) is otherwise liquidated, then, as of the first Distribution Date that follows the end of the Collection Period in which that payment in full or liquidation occurred and notwithstanding that a loss may have occurred in connection with any liquidation, the Stated Principal Balance of the Mortgage Loan, Whole Loan or Trust Subordinate Companion Loan will be zero.
For purposes of calculating allocations of, or recoveries in respect of, Realized Losses [and RR Interest Realized Losses], as well as for purposes of calculating the Servicing Fee and Certificate Administrator/Trustee Fee payable each month, each REO Property (including any REO Property with respect to any Non-Serviced Mortgage Loan held pursuant to the related Non-Serviced PSA) will be treated as if there exists with respect to such REO Property an outstanding Mortgage Loan and, if applicable, each related Companion Loan (an “REO Loan”), and all references to Mortgage Loan or Companion Loan and pool of Mortgage Loans in this prospectus, when used in that context, will be deemed to also be references to or to also include, as the case may be, any REO Loans. Each REO Loan will generally be deemed to have the same characteristics as its actual predecessor Mortgage Loan (including related Companion Loan), including the same fixed Mortgage Rate (and, accordingly, the same Net Mortgage Rate) and the same unpaid principal balance and Stated Principal Balance. Amounts due on the predecessor Mortgage Loan (including related Companion Loan) including any portion of it payable or reimbursable to the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the certificate administrator or the trustee, as applicable, will continue to be “due” in respect of the REO Loan; and amounts received in respect of the related REO Property, net of payments to be made, or reimbursement to the master servicer or special servicer for payments previously advanced, in connection with the operation and management of that property, generally will be applied by the master servicer as if received on the predecessor Mortgage Loan, Trust Subordinate Companion Loan or related Companion Loan.
With respect to each Serviced Whole Loan, no amounts relating to the related REO Property or REO Loan allocable to any related Companion Loan will be available for amounts due to the Certificateholders [or the RR Interest] or to reimburse the issuing entity, other than in the limited circumstances related to

Servicing Advances, indemnification, Special Servicing Fees and other reimbursable expenses related to such Serviced Whole Loan incurred with respect to such Serviced Whole Loan in accordance with the PSA.
With respect to an AB Whole Loan, no amounts relating to the related REO Property or REO Loan allocable to the Subordinate Companion Loan will be available for amounts due to the holders of the Pooled Certificates, other than indirectly in the limited circumstances related to reimbursement of Servicing Advances, indemnification, Special Servicing Fees and other reimbursable expenses related to an AB Whole Loan incurred with respect to an AB Whole Loan in accordance with the PSA.
Excess Interest
On each Distribution Date, the certificate administrator is required to distribute [the Non-RRI Percentage of] any Excess Interest received with respect to the ARD Loan on or prior to the related Determination Date to the holders of the Class [ARD] certificates [ and the RRI Percentage of any Excess Interest received with respect to any ARD Loan on or prior to the related Determination Date to the RR Interest Owner]. Excess Interest will not be available to make distributions to any other class of certificates or to provide credit support for other classes of certificates or offset any interest shortfalls or to pay any other amounts to any other party under the PSA.
Application Priority of Mortgage Loan Collections or Whole Loan Collections
 Absent express provisions in the related Mortgage Loan documents (and, with respect to each Serviced Whole Loan, the related Intercreditor Agreement), all amounts collected by or on behalf of the issuing entity in respect of any Mortgage Loan in the form of payments from the related borrower, Liquidation Proceeds, condemnation proceeds or insurance proceeds (excluding, if applicable, in the case of each Serviced Whole Loan, any amounts payable to the holder of the related Companion Loan(s) pursuant to the related Intercreditor Agreement) will be deemed to be allocated for purposes of collecting amounts due under the Mortgage Loan, pursuant to the PSA, in the following order of priority:
First, as a recovery of any unreimbursed Advances (including any Workout‑Delayed Reimbursement Amount) with respect to the related Mortgage Loan and unpaid interest at the Reimbursement Rate on such Advances and, if applicable, unreimbursed and unpaid expenses of the issuing entity;
Second, as a recovery of Nonrecoverable Advances and any interest on those Nonrecoverable Advances at the Reimbursement Rate, to the extent previously paid or reimbursed from principal collections on the Mortgage Loans (as described in the first proviso in the definition of [Aggregate] Principal Distribution Amount);
Third, to the extent not previously allocated pursuant to clause First, as a recovery of accrued and unpaid interest on such Mortgage Loan (exclusive of default interest and Excess Interest) to the extent of the excess of (i) accrued and unpaid interest on such Mortgage Loan at the related Mortgage Rate in effect from time to time through the end of the applicable mortgage interest accrual period, over (ii) the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to clause Fifth below on earlier dates);
Fourth, to the extent not previously allocated pursuant to clause First, as a recovery of principal of such Mortgage Loan then due and owing, including by reason of acceleration of such Mortgage Loan following a default thereunder (or, if the Mortgage Loan has been liquidated, as a recovery of principal to the extent of its entire remaining unpaid principal balance);
Fifth, as a recovery of accrued and unpaid interest on such Mortgage Loan to the extent of the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to this clause Fifth on earlier dates);
Sixth, as a recovery of amounts to be currently allocated to the payment of, or escrowed for the future payment of, real estate taxes, assessments and insurance premiums and similar items relating to such Mortgage Loan;
Seventh, as a recovery of any other reserves to the extent then required to be held in escrow with respect to such Mortgage Loan;
Eighth, as a recovery of any yield maintenance charge or prepayment premium then due and owing under such Mortgage Loan;
Ninth, as a recovery of any late payment charges and default interest and Excess Interest then due and owing under such Mortgage Loan;
Tenth, as a recovery of any assumption fees and Modification Fees then due and owing under such Mortgage Loan;
Eleventh, as a recovery of any other amounts then due and owing under such Mortgage Loan other than remaining unpaid principal (if both consent fees and Operating Advisor Consulting Fees are due and owing, first, allocated to consent fees and then, allocated to Operating Advisor Consulting Fees);
Twelfth, as a recovery of any remaining principal of such Mortgage Loan to the extent of its entire remaining unpaid principal balance; and
Thirteenth, in the case of an ARD Loan after the related Anticipated Repayment Date, any accrued but unpaid Excess Interest, provided that, to the extent required under the REMIC provisions of the Code, payments or proceeds received (or receivable by exercise of the lender’s rights under the related Mortgage Loan documents) with respect to any partial release of a Mortgaged Property (including in connection with a condemnation) at a time when the loan‑to‑value ratio of the related Mortgage Loan or Serviced Whole Loan) exceeds 125%, or would exceed 125% following any partial release (based solely on the value of real property and excluding personal property and going concern value, if any) must be collected and allocated to reduce the principal balance of the Mortgage Loan or Serviced Whole Loan) in the manner permitted by such REMIC provisions.
 Collections by or on behalf of the issuing entity in respect of any REO Property (exclusive of the amounts to be allocated to the payment of the costs of operating, managing, leasing, maintaining and disposing of such REO Property and, if applicable, in the case of each Serviced Whole Loan, exclusive of any amounts payable to the holder of the related Companion Loan(s), as applicable, pursuant to the related Intercreditor Agreement) will be deemed to be allocated for purposes of collecting amounts due under the Mortgage Loan, pursuant to the PSA, in the following order of priority:
First, as a recovery of any unreimbursed Advances (including any Workout‑Delayed Reimbursement Amount) with respect to the related Mortgage Loan and interest at the Reimbursement Rate on all Advances and, if applicable, unreimbursed and unpaid expenses of the issuing entity with respect to the related Mortgage Loan;
Second, as a recovery of Nonrecoverable Advances and any interest on those Nonrecoverable Advances at the Reimbursement Rate, to the extent previously paid or reimbursed from principal collections on the Mortgage Loans (as described in the first proviso in the definition of [Aggregate] Principal Distribution Amount);
Third, to the extent not previously allocated pursuant to clause First, as a recovery of accrued and unpaid interest on such Mortgage Loan (exclusive of default interest and Excess Interest) to the extent of the excess of (i) accrued and unpaid interest on such Mortgage Loan at the applicable Mortgage Rate in effect from time to time through the end of the applicable mortgage interest accrual period, over (ii) the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as a recovery of accrued and unpaid interest pursuant to clause Fifth below or clause Fifth of the prior waterfall under this “—Application Priority of Mortgage Loan Collections or Whole Loan Collections” above on earlier dates);
Fourth, to the extent not previously allocated pursuant to clause First, as a recovery of principal of such Mortgage Loan to the extent of its entire unpaid principal balance;
Fifth, as a recovery of accrued and unpaid interest on such Mortgage Loan to the extent of the cumulative amount of the reductions (if any) in the amount of related P&I Advances for such Mortgage Loan that have occurred in connection with related Appraisal Reduction Amounts (to the extent collections have not been allocated as recovery of accrued and unpaid interest pursuant to this clause Fifth or clause Fifth of the prior waterfall under this “—Application Priority of Mortgage Loan Collections or Whole Loan Collections” above on earlier dates);
Sixth, as a recovery of any yield maintenance charge or prepayment premium then due and owing under such Mortgage Loan;
Seventh, as a recovery of any late payment charges and default interest and Excess Interest then due and owing under such Mortgage Loan;
Eighth, as a recovery of any assumption fees and Modification Fees then due and owing under such Mortgage Loan;
Ninth, as a recovery of any other amounts then due and owing under such Mortgage Loan other than remaining unpaid principal (if both consent fees and Operating Advisor Consulting Fees are due and owing, first, allocated to consent fees and then, allocated to Operating Advisor Consulting Fees); and
Tenth, in the case of an ARD Loan after the related Anticipated Repayment Date, any accrued but unpaid Excess Interest.
Allocation of Yield Maintenance Charges and Prepayment Premiums
On any Distribution Date, prepayment premiums and yield maintenance charges collected as of the related Determination Date are required to be distributed to [RR Interest Owner and] the holders of the classes of certificates as described below.
On each Distribution Date, the [RRI Percentage of any yield maintenance charge collected on the Mortgage Loans during the one-month period ending on the related Determination Date is required to be distributed to the RR Interest Owner, and the Non-RRI Percentage of] any yield maintenance charge will be distributed as follows: [SPECIFY ALLOCATION METHODOLOGY].
No yield maintenance charge will be distributed to the holders of the [APPLICABLE CLASSES], Class R or Class [ARD] certificates. After the Certificate Balances of the [APPLICABLE CLASSES] certificates (and Trust Components) have been reduced to zero, all yield maintenance charges with respect to the Mortgage Loans will be distributed to the holders of the [APPLICABLE CLASS] certificates, regardless of whether the Notional Amount of such class of certificates has been reduced to zero.
Any yield maintenance charges payable in respect of the Trust Subordinate Companion Loan will be distributed to the [LOAN-SPECIFIC CLASS] certificates.

For a description of yield maintenance charges, see “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans” and “Certain Legal Aspects of Mortgage Loans—Default Interest and Limitations on Prepayments”.
Assumed Final Distribution Date; Rated Final Distribution Date
The “Assumed Final Distribution Date” with respect to any class of certificates is the Distribution Date on which the aggregate Certificate Balance or Notional Amount of that class of certificates would be reduced to zero based on the assumptions set forth below. The Assumed Final Distribution Date with respect to each class of Offered Certificates will in each case be as follows:

Class Designation	Assumed Final Distribution Date

The Assumed Final Distribution Dates set forth above were calculated without regard to any delays in the collection of balloon payments and without regard to delinquencies, defaults or liquidations. Accordingly, in the event of defaults on the Mortgage Loans, the actual final Distribution Date for one or more classes of the Offered Certificates may be later, and could be substantially later, than the related Assumed Final Distribution Date(s).
In addition, the Assumed Final Distribution Dates set forth above were calculated on the basis of a 0% CPY prepayment rate and the Modeling Assumptions. Since the rate of payment (including prepayments) of the Mortgage Loans may exceed the scheduled rate of payments, and could exceed the scheduled rate by a substantial amount, the actual final Distribution Date for one or more classes of the Offered Certificates may be earlier, and could be substantially earlier, than the related Assumed Final Distribution Date(s). The rate of payments (including prepayments) on the Mortgage Loans will depend on the characteristics of the Mortgage Loans, as well as on the prevailing level of interest rates and other economic factors, and we cannot assure you as to actual payment experience.
The “Rated Final Distribution Date” for each class of Offered Certificates will be the Distribution Date in [_________]. See “Ratings”.
Prepayment Interest Shortfalls
If a borrower prepays a Mortgage Loan or Serviced Whole Loan in whole or in part, after the due date but on or before the Determination Date in any calendar month, the amount of interest (net of related Servicing Fees and any Excess Interest) accrued on such prepayment from such due date to, but not including, the date of prepayment (or any later date through which interest accrues) will, to the extent actually collected (without regard to any prepayment premium or yield maintenance charge actually collected) constitute a “Prepayment Interest Excess”. Conversely, if a borrower prepays a Mortgage Loan or Serviced Whole Loan (with such prepayment allocated between the related Mortgage Loan and Serviced Companion Loan in accordance with the related Intercreditor Agreement) in whole or in part after the Determination Date (or, with respect to each Mortgage Loan or Serviced Companion Loan, as applicable, with a due date occurring after the related Determination Date, the related Due Date) in any calendar month and does not pay interest on such prepayment through the following Due Date, then the shortfall in a full month’s interest (net of related Servicing Fees and any Excess Interest) on such prepayment will constitute a “Prepayment Interest Shortfall”. Prepayment Interest Shortfalls for each Distribution Date with respect to each AB Whole Loan will generally be allocated first to the related Subordinate Companion Loan and then to the related Mortgage Loan. Prepayment Interest Excesses (to the extent not offset by Prepayment Interest Shortfalls or required to be paid as Compensating Interest Payments) collected on the Mortgage Loans (other than the Non-Serviced Mortgage Loans) and any related Serviced Companion Loan, will be retained by the master servicer as additional servicing compensation.
 The master servicer will be required to deliver to the certificate administrator for deposit in the Distribution Account (other than the portion of any Compensating Interest Payment described below that is allocable to a Serviced Companion Loan) on each Master Servicer Remittance Date, without any right of reimbursement thereafter, a cash payment (a “Compensating Interest Payment”) in an amount, with respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loans) and any related Serviced Pari Passu Companion Loan, equal to the lesser of:
(i)
the aggregate amount of Prepayment Interest Shortfalls incurred in connection with voluntary principal prepayments received in respect of the Mortgage Loans (other than the Non-Serviced Mortgage Loans) and any related Serviced Pari Passu Companion Loan (in each case other than a Specially Serviced Loan or a Mortgage Loan or any related Serviced Pari Passu Companion Loan on which the special servicer allowed a prepayment on a date other than the applicable Due Date) for the related Distribution Date, and

(ii)
the aggregate of (A) that portion of the master servicer’s Servicing Fees for the related Distribution Date that is, in the case of each Mortgage Loan, Serviced Pari Passu Companion Loan and REO Loan for which such Servicing Fees are being paid in such Collection Period, calculated at a rate of [__]% per annum, (B) all Prepayment Interest Excesses received by the master servicer during such Collection Period with respect to the Mortgage Loans (and, so long as a Whole Loan is serviced under the PSA, any related Serviced Pari Passu Companion Loan) subject to such prepayment and (C) to the extent earned on principal prepayments, net investment earnings payable to the master servicer for such Collection Period received by the master servicer during such Collection Period with respect to the Mortgage Loan or any related Serviced Pari Passu Companion Loan, as applicable, subject to such prepayment. In no event will the rights of the Certificateholders to the offset of the aggregate Prepayment Interest Shortfalls be cumulative.

If a Prepayment Interest Shortfall occurs with respect to a Mortgage Loan as a result of the master servicer allowing the related borrower to deviate (a “Prohibited Prepayment”) from the terms of the related Mortgage Loan documents regarding principal prepayments (other than (w) the Non-Serviced Mortgage Loans, (x) subsequent to a default under the related Mortgage Loan documents or if the Mortgage Loan is a Specially Serviced Loan, (y) pursuant to applicable law or a court order or otherwise in such circumstances where the master servicer is required to accept such principal prepayment in accordance with the Servicing Standard, or (z) in connection with the payment of any insurance proceeds or condemnation awards), then for purposes of calculating the Compensating Interest Payment for the related Distribution Date, master servicer will pay, without regard to clause (ii) above, the aggregate amount of Prepayment Interest Shortfalls with respect to such Mortgage Loan otherwise described in clause (i) above in connection with such Prohibited Prepayments.
     With respect to the Trust Subordinate Companion Loan, the master servicer will be required to make Compensating Interest Payments in an amount calculated in the same manner described above applicable to the Mortgage Loans and Serviced Pari Passu Companion Loan.

     Compensating Interest Payments with respect to the Serviced Whole Loans will be allocated among the related Mortgage Loan and the related Serviced Pari Passu Companion Loan in accordance with their respective principal amounts, and the master servicer will be required to pay the portion of such Compensating Interest Payments allocable to the related Serviced Pari Passu Companion Loan to the Non-Serviced Master Servicer.
The aggregate of any Prepayment Interest Shortfalls resulting from any principal prepayments made on the Mortgage Loans to be included in the Available Funds for any Distribution Date that are not covered by the master servicer’s Compensating Interest Payment for the related Distribution Date [and the portion of the compensating interest payments allocable to the Non-Serviced Mortgage Loans to the extent received from the related Non-Serviced Master Servicer] (the aggregate of the Prepayment Interest Shortfalls that are not so covered, as to the related Distribution Date, the “Excess Prepayment Interest Shortfall”) will be allocated on that Distribution Date among each class of Regular Certificates and the Trust Components, pro rata in accordance with their respective Interest Accrual Amounts for that Distribution Date. [Shortfalls allocable to the Trust Subordinate Companion Loan as a result of Prepayment Interest Shortfalls not covered by Compensating Interest Payments will be allocated to the [LOAN-SPECIFIC CLASS] certificates.]
Subordination; Allocation of Realized Losses
The rights of holders of the Subordinate Certificates to receive distributions of amounts collected or advanced on the Mortgage Loans will be subordinated, to the extent described in this prospectus, to the rights of holders of the Senior Certificates. In particular, the rights of the holders of the [SUBORDINATE CLASSES] certificates to receive distributions of interest and principal, as applicable, will be subordinated to such rights of the holders of the Senior Certificates. The Class [A] Trust Component (and, correspondingly, to the extent evidencing an interest in the Class [A] Trust Component, the Class [A] and Class [PEZ] certificates) will likewise be protected by the subordination of the Class [B] and Class [C] Trust Components and the [OTHER SUBORDINATE CLASSES] Certificates.
This subordination will be effected in two ways:  (i) by the preferential right of the holders of a class of certificates and the Trust Components to receive on any Distribution Date the amounts of interest and/or principal distributable to them prior to any distribution being made on such Distribution Date in respect of any classes of certificates or Trust Components subordinate to that class or Trust Component (as described above under “—Distributions—Priority of Distributions”) and (ii) by the allocation of Realized Losses to classes of certificates or Trust Components that are subordinate to more senior classes or Trust Components, as described below.
[No other form of credit support will be available for the benefit of the Offered Certificates or related Trust Components.] [IF OTHER CREDIT SUPPORT IS TO BE PROVIDED IN ADDITION TO OR IN LIEU OF SUBORDINATION, see “Description of the Derivatives Instrument.”]
Prior to the Cross-Over Date, allocation of principal on any Distribution Date will be made first, to the [APPLICABLE SENIOR CLASS] certificates until their Certificate Balance has been reduced to the [APPLICABLE SENIOR CLASS] certificates until their Certificate Balance has been reduced to zero, and second, to the [APPLICABLE SENIOR CLASS] certificates, until their Certificate Balance has been reduced to zero. On or after the Cross-Over Date, allocation of principal will be made to the [APPLICABLE SENIOR CLASSES] certificates that are still outstanding, pro rata, until their Certificate Balances have been reduced to zero. See “—Distributions—Priority of Distributions” above.
Allocation to the [APPLICABLE SENIOR CLASSES] certificates, for so long as they are outstanding, of the entire Principal Distribution Amount for each Distribution Date will have the effect of reducing the aggregate Certificate Balance of the [APPLICABLE CLASSES] certificates at a proportionately faster rate than the rate at which the aggregate Stated Principal Balance of the pool of Mortgage Loans will decline. Therefore, as principal is distributed to the holders of the [APPLICABLE CLASSES] certificates, the percentage interest in the issuing entity evidenced by the [APPLICABLE CLASSES] certificates will be decreased (with a corresponding increase in the percentage interest in the issuing entity evidenced by the Subordinate Certificates), thereby increasing, relative to their respective Certificate Balances, the subordination afforded to the [APPLICABLE SENIOR CLASSES] certificates by the Subordinate Certificates.

Following retirement of the [SENIOR CLASSES] certificates, the successive allocation on each Distribution Date of the remaining Principal Distribution Amount to the [SUBORDINATE CLASSES], in that order, for so long as they are outstanding, will provide a similar, but diminishing benefit to those certificates (other than to Class [__] certificates) as to the relative amount of subordination afforded by the outstanding classes of certificates with later sequential designations.
On each Distribution Date, immediately following the distributions to be made to the Certificateholders [and the RR Interest Owner] on that date, the certificate administrator is required to calculate the Realized Loss [and the RR Interest Realized Loss] for such Distribution Date.
The “Realized Loss” with respect to any Distribution Date is the amount, if any, by which (i) [the Non-RRI Percentage of] Stated Principal Balance (for purposes of this calculation only, the aggregate Stated Principal Balance will not be reduced by the amount of principal payments received on the Mortgage Loans that were used to reimburse the master servicer, the special servicer or the trustee from general collections of principal on the Mortgage Loans for Workout-Delayed Reimbursement Amounts, to the extent those amounts are not otherwise determined to be Nonrecoverable Advances) of the Mortgage Loans, including any REO Loans (but in each case, excluding any Companion Loan or Trust Subordinate Companion Loan) expected to be outstanding immediately following that Distribution Date is less than (ii) the then aggregate Certificate Balance of the Principal Balance Certificates and Trust Components after giving effect to distributions of principal on that Distribution Date. The certificate administrator will be required to allocate any Realized Losses among the respective classes of Principal Balance Certificates and the Trust Components in the following order, until the Certificate Balance of each such class or Trust Component is reduced to zero:
first, to the Class [__] certificates;
second, to the Class [__] certificates;
third, to the Class [__] certificates;
fourth, to the Class [__] Trust Component (and correspondingly, to the Class [__] certificates and the Class [PEZ] certificates, pro rata based on their respective percentage interests in the Class [__] Trust Component); and
fifth, to the Class [__] Trust Component (and correspondingly, to the Class [__] certificates and the Class [PEZ] certificates, pro rata based on their respective percentage interests in the Class [__] Trust Component).
Following the reduction of the Certificate Balances of all classes of Subordinate Certificates and Trust Components to zero, the certificate administrator will be required to allocate Realized Losses among the Senior Certificates (other than the [INTEREST-ONLY CLASSES] certificates), pro rata, based upon their respective Certificate Balances, until their respective Certificate Balances have been reduced to zero.
Realized Losses will not be allocated to the Class [ARD] certificates[, the RR Interest] or the Class R certificates and will not be directly allocated to the [INTEREST-ONLY CLASSES] certificates. However, the Notional Amounts of the classes of [INTEREST-ONLY CLASSES] certificates will be reduced if the related classes of Principal Balance Certificates or Trust Components are reduced by such Realized Losses. Other than with respect to an AB Whole Loan, Realized Losses will not be allocated to the [LOAN-SPECIFIC CLASS] certificates. [RR Interest Realized Losses will be allocated to the RR Interest.]
In general, [Realized Losses and RR Interest] Realized Losses could result from the occurrence of: (1) losses and other shortfalls on or in respect of the Mortgage Loans, including as a result of defaults and delinquencies on the related Mortgage Loans, Nonrecoverable Advances made in respect of the Mortgage Loans, the payment to the special servicer of any compensation as described in “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses”, and the payment of interest on Advances and certain servicing expenses; and (2) certain unanticipated, non-Mortgage Loan specific expenses of the issuing entity, including certain reimbursements to the certificate administrator or trustee as described under “Transaction Parties—The Trustee” or “—The Certificate Administrator”, and certain federal, state and local taxes, and certain tax-related expenses, payable out of the issuing entity, as described under “Material Federal Income Tax Considerations”.
A class of certificates [the RR Interest] or Trust Component will be considered outstanding until its Certificate Balance[, RR Interest Balance] or Notional Amount is reduced to zero, except that the Class [ARD] certificates will be considered outstanding so long as holders of such certificates are entitled to receive Excess Interest. However, notwithstanding a reduction of its Certificate Balance [or RR Interest Balance] to zero, reimbursements of any previously allocated Realized Losses [and RR Realized Losses] are required thereafter to be made to a class of Principal Balance Certificates [and RR Interest]in accordance with the payment priorities set forth in “—Distributions—Priority of Distributions” [and “Credit Risk Retention—RR Interest—Priority of Distributions on the RR Interest”] above.
Reports to Certificateholders [and the RR Interest Owner]; Certain Available Information
Certificate Administrator Reports
On each Distribution Date, the certificate administrator will be required to provide or make available to each Certificateholder of record [and the RR Interest Owner] a Distribution Date statement in the form of Annex B and providing all information required under Regulation AB relating to distributions made on that date for the relevant class and the recent status of the Mortgage Loans.
In addition, the certificate administrator will include (i) the identity of any Mortgage Loans permitting additional debt, identifying (A) the amount of any additional debt incurred during the related Collection Period, (B) the total DSCR calculated on the basis of the mortgage loan and such additional debt and (C) the aggregate loan‑to‑value ratio calculated on the basis of the mortgage loan and the additional debt in each applicable Form 10-D filed on behalf of the issuing entity and (ii) the beginning and ending account balances for each of the Securitization Accounts (for the applicable period) in each Form 10-D filed on behalf of the issuing entity.
Within a reasonable period of time after the end of each calendar year, the certificate administrator is required to furnish to each person or entity who at any time during the calendar year was a holder of a certificate [or the RR Interest Owner], a statement containing information as to (i) the amount of the distribution on each Distribution Date in reduction of the Certificate Balance of the certificates [and a reduction in the RR Interest Balance of the RR Interest], and (ii) the amount of the distribution on each Distribution Date of the applicable Interest Accrual Amount, in each case, as to the applicable class, aggregated for the related calendar year or applicable partial year during which that person was a Certificateholder, together with any other information that the certificate administrator deems necessary or desirable, or that a Certificateholder[, RR Interest Owner] or Certificate Owner reasonably requests, to enable Certificateholders [and the RR Interest Owner] to prepare their tax returns for that calendar year. This obligation of the certificate administrator will be deemed to have been satisfied to the extent that substantially comparable information will be provided by the certificate administrator pursuant to any requirements of the Code as from time to time are in force.
 In addition, the certificate administrator will provide or make available, to the extent received from the applicable person, on each Distribution Date to each Privileged Person the following reports (other than clause (1) below, the “CREFC® Reports”) prepared by the master servicer, the certificate administrator or the special servicer, as applicable, substantially in the forms provided in the PSA (which forms are subject to change) and including substantially the following information:
(1)   a report as of the close of business on the immediately preceding Determination Date, containing some categories of information regarding the Mortgage Loans provided in Annex B in the tables under the caption “Mortgage Pool Information”, calculated, where applicable, on the basis of the most recent relevant information provided by the borrowers to the master servicer and by the master servicer to the certificate administrator, and presented in a loan-by-loan and tabular format substantially similar to the formats utilized in Annex B;

 (2)   a Commercial Real Estate Finance Council (“CREFC®”) delinquent loan status report;
 (3)   a CREFC® historical loan modification and corrected loan report;
 (4)   a CREFC® advance recovery report;
 (5)   a CREFC® total loan report;
 (6)   a CREFC® operating statement analysis report;
 (7)   a CREFC® comparative financial status report;
 (8)   a CREFC® net operating income adjustment worksheet;
 (9)   a CREFC® real estate owned status report;
(10)  a CREFC® servicer watch list;
(11)  a CREFC® loan level reserve and letter of credit report;
(12)  a CREFC® property file;
(13)  a CREFC® financial file;
(14)  a CREFC® loan setup file;
(15)  a CREFC® loan periodic update file;
(16)  a CREFC® appraisal reduction amount template (if any Appraisal Reduction Amount has been calculated); and
(17)  a CREFC® Schedule AL file.
The master servicer or the special servicer, as applicable, may omit any information from these reports that the master servicer or the special servicer regards as confidential[, so long as such information is not required to be disclosed pursuant to Item 1125 of Regulation AB. Subject to any potential liability for willful misconduct, bad faith or negligence as described under “Pooling and Servicing Agreement—Limitation on Liability; Indemnification”, none of the master servicer, the special servicer, the trustee or the certificate administrator will be responsible for the accuracy or completeness of any information supplied to it by a borrower or another party to the PSA or a party under an Non-Serviced PSA that is included in any reports, statements, materials or information prepared or provided by it. Some information will be made available to Certificateholders [and the RR Interest Owner] by electronic transmission as may be agreed upon between the depositor and the certificate administrator.
Before each Distribution Date, the master servicer will deliver to the certificate administrator by electronic means:
•	a CREFC® property file;
•	a CREFC® financial file;
•	a CREFC® loan setup file; and
•	a CREFC® loan periodic update file.
In addition, the master servicer (with respect to a Mortgage Loan that is not a Specially Serviced Loan) or applicable special servicer (with respect to Specially Serviced Loans and REO Properties), as applicable, is also required to prepare the following for each Mortgaged Property and REO Property:

•
Within 30 days after receipt of a quarterly operating statement, if any, commencing within 30 days of receipt of such quarterly operating statement for the quarter ending [__________], a CREFC® operating statement analysis report but only to the extent the related borrower is required by the Mortgage Loan documents to deliver and does deliver, or otherwise agrees to provide and does provide, that information, for the Mortgaged Property or REO Property as of the end of that calendar quarter, provided, however, that any analysis or report with respect to the first calendar quarter of each year will not be required to the extent provided in the then current applicable CREFC® guidelines (it being understood that as of the date of this prospectus, the applicable CREFC® guidelines provide that such analysis or report with respect to the first calendar quarter (in each year) is not required for a Mortgaged Property unless such Mortgaged Property is analyzed on a trailing 12 month basis, or if the related Mortgage Loan (other than a Non‑Serviced Mortgage Loan) is on the CREFC® Servicer Watch List). The master servicer (with respect to non-Specially Serviced Loans) or the special servicer (with respect to Specially Serviced Loans and REO Properties), as applicable, will deliver to the certificate administrator, the operating advisor and each holder of a Serviced Companion Loan by electronic means the operating statement analysis upon request.

•
Within 30 days after receipt by the special servicer (with respect to Specially Serviced Loans and REO Properties) or the master servicer (with respect to a Mortgage Loan that is not a Specially Serviced Loan) of any annual operating statements or rent rolls commencing within 30 days of receipt of such annual operating statement for the calendar year ending December 31, [____], a CREFC® net operating income adjustment worksheet, but only to the extent the related borrower is required by the mortgage to deliver and does deliver, or otherwise agrees to provide and does provide, that information, presenting the computation made in accordance with the methodology described in the PSA to “normalize” the full year net operating income and debt service coverage numbers used by the master servicer to satisfy its reporting obligation described in clause (8) above. Such special servicer or the master servicer will deliver to the certificate administrator, the operating advisor and each holder of a related Serviced Companion Loan by electronic means the CREFC® net operating income adjustment worksheet upon request.

Certificate Owners and any holder of a Serviced Companion Loan who are also Privileged Persons may also obtain access to any of the certificate administrator reports upon request and pursuant to the provisions of the PSA. Otherwise, until the time Definitive Certificates are issued to evidence the certificates, the information described above will be available to the related Certificate Owners only if DTC and its participants provide the information to the Certificate Owners. See “Risk Factors—Book-Entry Registration Will Mean You Will Not Be Recognized as a Holder of Record”.
“Privileged Person” includes the depositor and its designees, the initial purchasers, the underwriters, the mortgage loan sellers, the master servicer, the special servicer, the trustee, the certificate administrator, any additional servicer designated by the master servicer or the special servicer, the Excluded Special Servicer, the Directing Certificateholder (but only prior to the occurrence of a Consultation Termination Event), the operating advisor, any affiliate of the operating advisor designated by the operating advisor, the asset representations reviewer, any holder of a Companion Loan who provides an Investor Certification, any person who provides the certificate administrator with an Investor Certification (including the Directing Certificateholder, the Directing Certificateholder[, the Risk Retention Consultation Party and the RR Interest Owner]) and any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act (“NRSRO”), including any Rating Agency, that delivers a NRSRO Certification to the certificate administrator, which Investor Certification and NRSRO Certification may be submitted electronically via the certificate administrator’s website; provided that in no event may a Borrower Party (other than a Borrower Party that is [the Risk Retention Consultation Party or] a special servicer) be entitled to receive (i) if such party is the Directing Certificateholder or any Controlling Class Certificateholder, any Excluded Information via the certificate administrator’s website  (unless a loan-by-loan segregation is later performed by the certificate administrator in which case such access will only be prohibited with respect to the related Excluded Controlling Class Loan(s)), and (ii) if such party is not the Directing Certificateholder or any Controlling Class Certificateholder, any information other than the Distribution Date statement; provided, however, that, if the special servicer obtains knowledge that it is a Borrower Party, the special servicer will nevertheless be a Privileged Person; provided, further, however, that the special servicer may not directly or indirectly provide any information related to any Excluded Special Servicer Loan (which may include any asset status reports, Final Asset Status Reports (or summaries thereof), and such other information as may be specified in the PSA pertaining to such Excluded Special Servicer Loan) to the related Borrower Party, any of the special servicer’s employees or personnel or any of its affiliates involved in the management of any investment in the related Borrower Party or the related Mortgaged Property or, to its actual knowledge, any non-affiliate that holds a direct or indirect ownership interest in the related Borrower Party, and will maintain sufficient internal controls and appropriate policies and procedures in place in order to comply with those obligations; provided, further, however, that any Excluded Controlling Class Holder will be permitted to reasonably request and obtain, in accordance with terms of the PSA, any Excluded Information relating to any Excluded Controlling Class Loan with respect to which such Excluded Controlling Class Holder is not a Borrower Party (if such Excluded Information is not otherwise available to such Excluded Controlling Class Holder via the certificate administrator’s website on account of it constituting Excluded Information) from the master servicer or the special servicer, as the case may be. Notwithstanding any provision to the contrary in this prospectus, neither the master servicer nor the certificate administrator will have any obligation to restrict access by the special servicer or any Excluded Special Servicer to any information related to any Excluded Special Servicer Loan.
[The “Risk Retention Consultation Party” will be the party selected by the RR Interest Owner from time to time.  The depositor will promptly provide the name and contact information for the initial Risk Retention Consultation Party upon request and any such requesting party may conclusively rely on the name and contact information provided by the depositor. The certificate administrator and the other parties to the PSA will be entitled to assume that the identity of the Risk Retention Consultation Party has not changed until such parties receive written notice of (including the identity and contact information for) a replacement of Risk Retention Consultation Party from the RR Interest Owner (as confirmed by the certificate registrar).  The initial Risk Retention Consultation Party is expected to be [______________].]
In determining whether any person is an additional servicer or an affiliate of the operating advisor, the certificate administrator may rely on a certification by the master servicer, the special servicer, a mortgage loan seller or the operating advisor, as the case may be.
“Borrower Party” means a borrower, a manager of a Mortgaged Property, a Restricted Mezzanine Holder or a Borrower Party Affiliate.
“Borrower Party Affiliate” means, with respect to a borrower, a manager of a Mortgaged Property or a Restricted Mezzanine Holder, (a) any other person controlling or controlled by or under common control with such borrower, manager or Restricted Mezzanine Holder, as applicable, or (b) any other person owning, directly or indirectly, twenty-five percent (25%) or more of the beneficial interests in such borrower, manager or Restricted Mezzanine Holder, as applicable.  For the purposes of this definition, “control” when used with respect to any specified person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise and the terms “controlling” and “controlled” have meanings correlative to the foregoing.
“Excluded Controlling Class Loan” means a Mortgage Loan or Whole Loan with respect to which, as of any date of determination, the Directing Certificateholder or any Controlling Class Certificateholder is a Borrower Party.
“Excluded Information” means, with respect to any Excluded Controlling Class Loan, any information solely related to such Excluded Controlling Class Loan and/or the related Mortgaged Properties, which may include any asset status reports, Final Asset Status Reports (or summaries thereof), and such other information as may be specified in the PSA pertaining to such Excluded Controlling Class Loan and/or the related Mortgaged Properties, other than any such information with respect to such Excluded Controlling Class Loan that is aggregated with information of other Mortgage Loans at a pool level and other than CREFC® Reports (other than the CREFC® Special Servicer Loan File for the related Excluded Controlling Class Loan).

“Excluded Loan”  means with respect to (a) the Directing Certificateholder, any Mortgage Loan or Whole Loan with respect to which the Directing Certificateholder or the holder of the majority of the Controlling Class (by Certificate Balance) is a Borrower Party, or (b) the Risk Retention Consultation Party, any Mortgage Loan or Whole Loan if, as of any date of determination, the Risk Retention Consultation Party or the RR Interest Owner is a Borrower Party.
“Investor Certification” means a certificate (which may be in electronic form), substantially in the form attached to the PSA or in the form of an electronic certification contained on the certificate administrator’s website (which may be a click through confirmation), representing (i) that such person executing the certificate is a Certificateholder[, the RR Interest Owner], the Directing Certificateholder [or the Risk Retention Consultation Party] (in each case, to the extent such person is not a Certificateholder), a beneficial owner of a certificate, a Companion Loan Holder or a prospective purchaser of a certificate (or any investment advisor or manager of the foregoing), (ii) that either (a) [such person is the Risk Retention Consultation Party or] is not a Borrower Party, in which case such person will have access to all the reports and information made available to Certificateholders via the certificate administrator’s website under the PSA, or (b) such person is a Borrower Party [(other than the Risk Retention Consultation Party)], in which case (1) if such person is the Directing Certificateholder or a Controlling Class Certificateholder, such person will have access to all the reports and information made available to Certificateholders via the certificate administrator’s website under the PSA other than any Excluded Information as set forth in the PSA or (2) if such person is not the Directing Certificateholder or a Controlling Class Certificateholder, such person will only receive access to the Distribution Date statements prepared by the certificate administrator, (iii) such person has received a copy of the final prospectus and (iv) such person agrees to keep any Privileged Information confidential and will not violate any securities laws; provided, however, that any Excluded Controlling Class Holder (i) will be permitted to obtain, upon request in accordance with terms of PSA, any Excluded Information relating to any Excluded Controlling Class Loan with respect to which such Excluded Controlling Class Holder is not a Borrower Party (if such Excluded Information is not otherwise available to such Excluded Controlling Class Holder via the certificate administrator’s website on account of it constituting Excluded Information) from the master servicer or the special servicer, as the case may be, and (ii) will be considered a Privileged Person for all other purposes, except with respect to its ability to obtain information with respect to any related Excluded Controlling Class Loan.
“Restricted Mezzanine Holder” means a holder of a related mezzanine loan that has been accelerated or as to which the mezzanine lender has initiated foreclosure or enforcement proceedings against the equity collateral pledged to secure such mezzanine loan.
A “Certificateholder” is the person in whose name a certificate is registered in the certificate register or any beneficial owner thereof; provided, however, that solely for the purposes of giving any consent, approval, waiver or taking any action pursuant to the PSA, any certificate registered in the name of or beneficially owned by the master servicer, the special servicer (including, for the avoidance of doubt, any Excluded Special Servicer), the trustee, the certificate administrator, the depositor, the mortgage loan seller, a mortgagor, a Borrower Party or any affiliate of any of such persons will be deemed not to be outstanding (provided that notwithstanding the foregoing, any Controlling Class certificates owned by an Excluded Controlling Class Holder will not be deemed to be outstanding as to such Excluded Controlling Class Holder solely with respect to any related Excluded Controlling Class Loan; and provided, further, that any Controlling Class certificates owned by the special servicer or an affiliate thereof will not be deemed to be outstanding as to the special servicer or such affiliate solely with respect to any related Excluded Special Servicer Loan), and the Voting Rights to which it is entitled will not be taken into account in determining whether the requisite percentage of Voting Rights necessary to effect any such consent, approval, waiver or take any such action has been obtained; provided, however, that the foregoing restrictions will not apply in the case of the master servicer, the special servicer (including, for the avoidance of doubt, any Excluded Special Servicer), the trustee, the certificate administrator, the depositor, the mortgage loan seller or any affiliate of any of such persons unless such consent, approval or waiver sought from such party would in any way increase its compensation or limit its obligations in the named capacities under the PSA or waive a Servicer Termination Event or trigger an Asset Review with respect to such Mortgage Loan; provided, further, that so long as there is no Servicer Termination Event with respect to the master servicer or special servicer, the master servicer and the special servicer or such affiliate of either will be entitled to exercise such Voting Rights with respect to any issue which could reasonably be believed to adversely affect such party’s compensation or increase its obligations or liabilities under the PSA; and provided, further, that such restrictions will not apply to (i) the exercise of the special servicer’s, the master servicer’s or the mortgage loan seller’s rights, if any, or any of their affiliates as a member of the Controlling Class or (ii) any affiliate of the depositor, the master servicer, the special servicer, the trustee or the certificate administrator that has provided an Investor Certification in which it has certified as to the existence of certain policies and procedures restricting the flow of information between it and the depositor, the master servicer, the special servicer, the trustee or the certificate administrator, as applicable.
 “NRSRO Certification” means a certification (a) executed by an NRSRO or (b) provided electronically and executed by such NRSRO by means of a “click-through” confirmation on the 17g-5 Information Provider’s website in favor of the 17g-5 Information Provider that states that such NRSRO is a Rating Agency as such term is defined in the PSA or that such NRSRO has provided the depositor with the appropriate certifications pursuant to paragraph (e) of Rule 17g-5 under the Exchange Act (“Rule 17g‑5”), that such NRSRO has access to the 17g-5 Information Provider’s website, and that such NRSRO will keep such information confidential except to the extent such information has been made available to the general public.
Under the PSA, with respect to a Subordinate Companion Loan, the master servicer or the special servicer, as applicable, is required to provide to the holder of such Subordinate Companion Loan or Loan Specific Directing Certificateholder, as applicable, certain other reports, copies and information relating to an AB Whole Loan. In addition, under the PSA, the master servicer or the special servicer, as applicable, is required to provide to the holders of any Companion Loan (or their designee including any master servicer or special servicer) certain other reports, copies and information relating to the related Serviced Whole Loan to the extent required under the related Intercreditor Agreement.
Certain information concerning the Mortgage Loans and the certificates, including the Distribution Date statements, CREFC® reports and supplemental notices with respect to such Distribution Date statements and CREFC® reports, may be provided by the certificate administrator to certain market data providers, such as [__________], pursuant to the terms of the PSA.
[Upon the reasonable request of any Certificateholder [or RR Interest Owner] that has delivered an Investor Certification, the master servicer may provide (or forward electronically) at the expense of such Certificateholder [or RR Interest Owner] copies of any appraisals, operating statements, rent rolls and financial statements obtained by the master servicer; provided, that in connection with such request, the master servicer may require a written confirmation executed by the requesting person substantially in such form as may be reasonably acceptable to the master servicer, generally to the effect that such person will keep such information confidential and will use such information only for the purpose of analyzing asset performance and evaluating any continuing rights the Certificateholder [or RR Interest Owner] may have under the PSA.  Certificateholders [and RR Interest Owner] will not, however, be given access to or be provided copies of, any Mortgage Files or Diligence Files.]
Information Available Electronically
The certificate administrator will make available to any Privileged Person via the certificate administrator’s website (and will make available to the general public this prospectus, Distribution Date statements, the PSA, the MLPAs and the SEC EDGAR filings referred to below:
•	the following “deal documents”:

•	this prospectus;

•	the PSA, each sub-servicing agreement delivered to the certificate administrator from and after the closing date, if any, and the MLPAs and any amendments and exhibits to those agreements;

•	the CREFC® loan setup file delivered to the certificate administrator by the master servicer;

•	the following “SEC EDGAR filings”:

•
any reports on Forms 10-D, 10-K, 8-K and ABS-EE that have been filed by the certificate administrator with respect to the issuing entity through the SEC’s Electronic Data Gathering and Retrieval (EDGAR) system;

•	the following documents, which will be made available under a tab or heading designated “periodic reports”:

•	the Distribution Date statements;

•	the CREFC® bond level files;

•	the CREFC® collateral summary files;

•	the CREFC® Reports, other than the CREFC® loan setup file (provided that they are received by the certificate administrator);

•	the CREFC® Appraisal Reduction Amount Template;

•	the annual reports prepared by the operating advisor;

•	the following documents, which will be made available under a tab or heading designated “additional documents”:

•	the summary of any Final Asset Status Report as provided by the special servicer;

•	any property inspection reports, any environmental reports and appraisals delivered to the certificate administrator in electronic format;

•	the following documents, which will be made available under a tab or heading designated “special notices”:

•	notice of any release based on an environmental release under the PSA;

•	notice of any waiver, modification or amendment of any term of any Mortgage Loan;

•	notice of final payment on the certificates [or RR Interest];

•
all notices of the occurrence of any Servicer Termination Event received by the certificate administrator or any notice to Certificateholders of the termination of the master servicer or the special servicer;

•	any notice of resignation or termination of the master servicer or special servicer;

•	notice of resignation of the trustee or the certificate administrator, and notice of the acceptance of appointment by the successor trustee or the successor certificate administrator, as applicable;

•	any notice of any request by requisite percentage of Certificateholders for a vote to terminate the special servicer, the operating advisor or the asset representations reviewer;

•
any notice to Certificateholders [or RR Interest Owners] of the operating advisor’s recommendation to replace the special servicer and the related report prepared by the operating advisor in connection with such recommendation;

•
notice of resignation or termination of the operating advisor or the asset representations reviewer and notice of the acceptance of appointment by the successor operating advisor or the successor asset representations reviewer;

•	notice of the certificate administrator’s determination that an Asset Review Trigger has occurred and a copy of any Final Asset Review Report received by the certificate administrator;

•	any notice of the termination of a sub-servicer;

•	officer’s certificates supporting any determination that any Advance was (or, if made, would be) a Nonrecoverable Advance;

•	any notice of the termination of the issuing entity;

•	any notice that a Control Termination Event or an Operating Advisor Consultation Event has occurred or is terminated or that a Consultation Termination Event has occurred;

•	any notice of the occurrence of an Operating Advisor Termination Event;

•	any notice of the occurrence of an Asset Reviewer Termination Event;

•	any assessment of compliance delivered to the certificate administrator;

•	any Attestation Reports delivered to the certificate administrator;

•	any “special notices” requested by a Certificateholder to be posted on the certificate administrator’s website described under “—Certificateholder Communication” below;

•	the “Investor Q&A Forum”;

•	solely to Certificateholders and Certificate Owners that are Privileged Persons, the “Investor Registry”; and
the “Risk Retention Special Notices” tab.
provided that with respect to a Control Termination Event or a Consultation Termination Event deemed to exist due solely to the existence of any applicable Excluded Loan, the certificate administrator will only be required to make available such notice of the occurrence and continuance of a Control Termination Event or the notice of the occurrence and continuance of a Consultation Termination Event to the extent the certificate administrator has been notified of such Excluded Loan.
The Certificate Administrator shall, in addition to posting the applicable notices on the “Risk Retention Special Notices” tab described above, provide email notification to any Privileged Person (other than Financial Market Publishers) that has registered to receive access to the Certificate Administrator’s Website that a notice has been posted to the “Risk Retention Special Notices” tab.
Notwithstanding the foregoing, if the Directing Certificateholder or any Controlling Class Certificateholder, as applicable, is a Borrower Party with respect to any related Excluded Controlling Class Loan (such party, an “Excluded Controlling Class Holder”), such Excluded Controlling Class Holder is required to promptly notify each of the master servicer, the special servicer, the operating advisor, the trustee and the certificate administrator pursuant to the PSA and provide a new Investor Certification pursuant to the PSA and will not be entitled to access any Excluded Information (unless a loan-by-loan segregation is later performed by the certificate administrator in which case such access will only be prohibited with respect to the related Excluded Controlling Class Loan(s)) made available on the certificate administrator’s website for so long as it is an Excluded Controlling Class Holder. The PSA will require each Excluded Controlling Class Holder in such new Investor Certification to certify that it acknowledges and agrees that it is prohibited from accessing and reviewing (and it agrees not to access and review) any Excluded Information. In addition, if the Directing Certificateholder or any Controlling Class Certificateholder is not an Excluded Controlling Class Holder, such person will certify and agree that they will not share any Excluded Information with any Excluded Controlling Class Holder.
Notwithstanding the foregoing, nothing set forth in the PSA will prohibit the Directing Certificateholder or any Controlling Class Certificateholder from receiving, requesting or reviewing any Excluded Information relating to any Excluded Controlling Class Loan with respect to which the Directing Certificateholder or such Controlling Class Certificateholder is not a Borrower Party and, if such Excluded Information is not available to such Excluded Controlling Class Holder via the certificate administrator’s website on account of it constituting Excluded Information, such Directing Certificateholder or Controlling Class Certificateholder that is not a Borrower Party with respect to the related Excluded Controlling Class Loan will be permitted to reasonably request and obtain such information in accordance with terms of the PSA and the master servicer and the special servicer, as applicable, may require and rely on certifications and other reasonable information prior to releasing any such information.
To the extent the Directing Certificateholder or a Controlling Class Certificateholder receives access pursuant to the PSA to any Excluded Information on the certificate administrator’s website or otherwise receives access to such Excluded Information, such Directing Certificateholder or Controlling Class Certificateholder will be deemed to have agreed that it (i) will not directly or indirectly provide any such Excluded Information to (A) the related Borrower Party, (B) any related Excluded Controlling Class Holder, (C) any employees or personnel of such Directing Certificateholder or Controlling Class Certificateholder or any of its affiliates involved in the management of any investment in the related Borrower Party or the related Mortgaged Property or (D) to its actual knowledge, any non-affiliate that holds a direct or indirect ownership interest in the related Borrower Party, and (ii) will maintain sufficient internal controls and appropriate policies and procedures in place in order to comply with the obligations described in clause (i) above.
Any reports on Form 10-D filed by the certificate administrator will contain (i) the information required by Rule 15Ga-1(a) concerning all Mortgage Loans of the issuing entity that were the subject of a demand to repurchase or replace due to a breach of one or more representations and warranties and (ii) a reference to the most recent Form ABS-15G filed by the depositor and the mortgage loan sellers, if applicable, and the SEC’s assigned “Central Index Key” for each such filer.
The certificate administrator will not make any representation or warranty as to the accuracy or completeness of any report, document or other information made available on the certificate administrator’s website and will assume no responsibility for any such report, document or other information, other than with respect to such reports, documents or other information prepared by the certificate administrator. In addition, the certificate administrator may disclaim responsibility for any information distributed by it for which it is not the original source.
In connection with providing access to the certificate administrator’s website (other than with respect to access provided to the general public in accordance with the PSA), the certificate administrator may require registration and the acceptance of a disclaimer, including an agreement to keep certain nonpublic information made available on the website confidential, as required under the PSA. The certificate administrator will not be liable for the dissemination of information in accordance therewith.
The certificate administrator will make the “Investor Q&A Forum” available to Privileged Persons via the certificate administrator’s website under a tab or heading designated “Investor Q&A Forum”, where (i) Certificateholders [, the RR Interest Owner] and beneficial owners that are Privileged Persons may submit inquiries to (a) the certificate administrator relating to the Distribution Date statements, (b) the master servicer or the special servicer relating to servicing reports, the Mortgage Loans (excluding a Non-Serviced Mortgage Loan) or the related Mortgaged Properties or (c) the operating advisor relating to annual or other reports prepared by the operating advisor or actions by the special servicer referenced in such reports, and (ii) Privileged Persons may view previously submitted inquiries and related answers. The certificate administrator will forward such inquiries to the appropriate person and, in the case of an inquiry relating to a Non-Serviced Mortgage Loan, to the applicable party under the related Non-Serviced PSA. The certificate administrator, the master servicer, the special servicer or the operating advisor, as applicable, will be required to answer each inquiry, unless such party determines (i) the question is beyond the scope of the topics detailed above, (ii) that answering the inquiry would not be in the best interests of the issuing entity and/or the Certificateholders [and/or the RR Interest Owner], (iii) that answering the inquiry would be in violation of applicable law, the PSA (including requirements in respect of non-disclosure of Privileged Information) or the Mortgage Loan documents, (iv) that answering the inquiry would materially increase the duties of, or result in significant additional cost or expense to, the certificate administrator, the master servicer, the special servicer or the operating advisor, as applicable, (v) that answering the inquiry would require the disclosure of Privileged Information (subject to the Privileged Information Exception) or (vi) that answering the inquiry is otherwise, for any reason, not advisable. In addition, no party will post or otherwise disclose any direct communications with the Directing Certificateholder as part of its responses to any inquiries. In the case of an inquiry relating to a Non-Serviced Mortgage Loan, the certificate administrator is required to make reasonable efforts to obtain an answer from the applicable party under the related Non-Serviced PSA; provided, that the certificate administrator will not be responsible for the content of such answer, or any delay or failure to obtain such answer. The certificate administrator will be required to post the inquiries and related answers, if any, on the Investor Q&A Forum, subject to and in accordance with the PSA. The Investor Q&A Forum may not reflect questions, answers and other communications that are not submitted through the certificate administrator’s website. Answers posted on the Investor Q&A Forum will be attributable only to the respondent, and will not be deemed to be answers from any of the depositor, the underwriters or any of their respective affiliates. None of the underwriters, depositor, any of their respective affiliates or any other person will certify as to the accuracy of any of the information posted in the Investor Q&A Forum and no such person will have any responsibility or liability for the content of any such information.
The certificate administrator will make the “Investor Registry” available to any Certificateholder[, the RR Interest Owner] and beneficial owner that is a Privileged Person via the certificate administrator’s website. Certificateholders[, the RR Interest Owner] and beneficial owners may register on a voluntary basis for the “Investor Registry” and obtain contact information for any other Certificateholder[, the RR Interest Owner] or beneficial owner that has also registered, provided, that they comply with certain requirements as provided for in the PSA.
The certificate administrator’s internet website will initially be located at “www.[______]”. Access will be provided by the certificate administrator to such persons upon receipt by the certificate administrator from such person of an Investor Certification or NRSRO Certification in the form(s) attached to the PSA, which form(s) will also be located on and submitted electronically via the certificate administrator’s internet website. The parties to the PSA will not be required to provide that certification. In connection with providing access to the certificate administrator’s internet website, the certificate administrator may require registration and the acceptance of a disclaimer. The certificate administrator will not be liable for the dissemination of information in accordance with the terms of the PSA. The certificate administrator will make no representation or warranty as to the accuracy or completeness of such documents and will assume no responsibility for them. In addition, the certificate administrator may disclaim responsibility for any information distributed by the certificate administrator for which it is not the original source. Assistance in using the certificate administrator’s internet website can be obtained by calling the certificate administrator’s customer service desk at [________].
The certificate administrator is responsible for the preparation of tax returns on behalf of the issuing entity and the preparation of Distribution Reports on Form 10‑D (based on information included in each monthly statement to certificateholders and other information provided by other transaction parties) and Annual Reports on Form 10‑K and certain other reports on Form 8‑K that are required to be filed with the SEC on behalf of the issuing entity.
“17g-5 Information Provider” means the [certificate administrator].
The PSA will require the master servicer, subject to certain restrictions (including execution and delivery of a confidentiality agreement) set forth in the PSA, to provide certain of the reports or, in the case of the master servicer and the Controlling Class Certificateholder, access to the reports available as set forth above, as well as certain other information received by the master servicer, to any Privileged Person so identified by a Certificate Owner or an underwriter, that requests reports or information.

However, the master servicer will be permitted to require payment of a sum sufficient to cover the reasonable costs and expenses of providing copies of these reports or information (which such amounts in any event are not reimbursable as additional trust fund expenses), except that, other than for extraordinary or duplicate requests, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder will be entitled to reports and information free of charge. Except as otherwise set forth in this paragraph, until the time definitive certificates are issued, notices and statements required to be mailed to holders of certificates will be available to Certificate Owners of certificates only to the extent they are forwarded by or otherwise available through DTC and its Participants. Conveyance of notices and other communications by DTC to Participants, and by Participants to Certificate Owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Except as otherwise set forth in this paragraph, the master servicer, the special servicer, the trustee, the certificate administrator and the depositor are required to recognize as Certificateholders only those persons in whose names the certificates are registered on the books and records of the certificate registrar. The initial registered holder of the certificates will be Cede & Co., as nominee for DTC.
Voting Rights
 At all times during the term of the PSA, the voting rights for the certificates (the “Voting Rights”) will be allocated among the respective classes of Certificateholders as follows:
(1) [__]% in the case of the [INTEREST-ONLY CLASSES], allocated pro rata, based upon their respective Notional Amounts as of the date of determination, and
(2) in the case of any Principal Balance Certificates, a percentage equal to the product of [__]% and a fraction, the numerator of which is equal to the aggregate Certificate Balance (and solely in connection with certain votes relating to the replacement of the special servicer and operating advisor as described in this prospectus, taking into account any notional reduction in the Certificate Balance for Appraisal Reduction Amounts allocated to the certificates) of the class, in each case, determined as of the prior Distribution Date, and the denominator of which is equal to the aggregate Certificate Balance (and solely in connection with certain votes relating to the replacement of the special servicer and the operating advisor as described in this prospectus, taking into account any notional reduction in the Certificate Balance for Appraisal Reduction Amounts allocated to the certificates) of the Principal Balance Certificates, each determined as of the prior Distribution Date;
For purposes of such allocations, the Class [A] certificates and the Class [PEZ] Component [A] of the Class [PEZ] certificates will be considered as if they together constitute a single “class”, the Class [B] certificates and the Class [PEZ] Component [B] of the Class [PEZ] certificates will be considered as if they together constitute a single “class”, and the Class [C] certificates and the Class [PEZ] Component [C] of the Class [PEZ] certificates will be considered as if they together constitute a single “class”. Voting Rights will be allocated to the Class [PEZ] certificates only with respect to each Trust Component that is part of a class of certificates determined as described in the preceding sentence.
The Voting Rights of any class of certificates are required to be allocated among Certificateholders of such class in proportion to their respective Percentage Interests.
None of the Class [ARD] certificates, [the RR Interest,] the [LOAN-SPECIFIC CLASS] certificates or the Class R certificates will be entitled to any Voting Rights.
Delivery, Form, Transfer and Denomination
The Offered Certificates (other than the [INTEREST-ONLY] certificates) will be issued, maintained and transferred in the book-entry form only in minimum denominations of $[_____] initial Certificate Balance, and in multiples of $1 in excess of $[_____]. The [INTEREST-ONLY] certificates will be issued, maintained and transferred only in minimum denominations of authorized initial Notional Amounts of not less than $1,000,000 and in integral multiples of $1 in excess of $[_____].

Book-Entry Registration
The Offered Certificates will initially be represented by one or more global certificates for each such class registered in the name of a nominee of The Depository Trust Company (“DTC”). The depositor has been informed by DTC that DTC’s nominee will be Cede & Co. No holder of an Offered Certificate will be entitled to receive a certificate issued in fully registered, certificated form (each, a “Definitive Certificate”) representing its interest in such class, except under the limited circumstances described under “―Definitive Certificates” below. Unless and until Definitive Certificates are issued, all references to actions by holders of the Offered Certificates will refer to actions taken by DTC upon instructions received from holders of Offered Certificates through its participating organizations (together with Clearstream Banking, société anonyme (“Clearstream”) and Euroclear Bank, as operator of the Euroclear System (“Euroclear”) participating organizations, the “Participants”), and all references in this prospectus to payments, notices, reports, statements and other information to holders of Offered Certificates will refer to payments, notices, reports and statements to DTC or Cede & Co., as the registered holder of the Offered Certificates, for distribution to holders of Offered Certificates through its Participants in accordance with DTC procedures; provided, however, that to the extent that the party to the PSA responsible for distributing any report, statement or other information has been provided in writing with the name of the Certificate Owner of such an Offered Certificate (or the prospective transferee of such Certificate Owner), such report, statement or other information will be provided to such Certificate Owner (or prospective transferee).
Until Definitive Certificates are issued in respect of the Offered Certificates, interests in the Offered Certificates will be transferred on the book-entry records of DTC and its Participants. The certificate administrator will initially serve as certificate registrar for purposes of recording and otherwise providing for the registration of the Offered Certificates.
Holders of Offered Certificates may hold their certificates through DTC (in the United States) or Clearstream or Euroclear (in Europe) if they are Participants of such system, or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream Participants and the Euroclear Participants, respectively, through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries (collectively, the “Depositaries”), which in turn will hold such positions in customers’ securities accounts in the Depositaries’ names on the books of DTC. DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and to facilitate the clearance and settlement of securities transactions between Participants through electronic computerized book-entries, thereby eliminating the need for physical movement of certificates. Participants (“DTC Participants”) include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (“Indirect Participants”).
Transfers between DTC Participants will occur in accordance with DTC rules. Transfers between Clearstream Participants and Euroclear Participants will occur in accordance with the applicable rules and operating procedures of Clearstream and Euroclear.
Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly through Clearstream Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its Depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to the Depositaries.
Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a DTC Participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and such credits or any transactions in such securities settled during such processing will be reported to the relevant Clearstream Participant or Euroclear Participant on such business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.
The holders of Offered Certificates that are not Participants or Indirect Participants but desire to purchase, sell or otherwise transfer ownership of, or other interests in, such Offered Certificates may do so only through Participants and Indirect Participants. In addition, holders of Offered Certificates in global form (“Certificate Owners”) will receive all distributions of principal and interest through the Participants who in turn will receive them from DTC. Under a book-entry format, holders of such Offered Certificates may experience some delay in their receipt of payments, since such payments will be forwarded by the certificate administrator to Cede & Co., as nominee for DTC. DTC will forward such payments to its Participants, which thereafter will forward them to Indirect Participants or the applicable Certificate Owners. Certificate Owners will not be recognized by the trustee, the certificate administrator, the certificate registrar, the operating advisor, the special servicer or the master servicer as holders of record of certificates and Certificate Owners will be permitted to receive information furnished to Certificateholders and to exercise the rights of Certificateholders only indirectly through DTC and its Participants and Indirect Participants, except that Certificate Owners will be entitled to receive or have access to notices and information and to exercise certain rights as holders of beneficial interests in the certificates through the certificate administrator and the trustee to the extent described in “Description of the Certificates—Reports to Certificateholders [and the RR Interest Owner]; Certain Available Information”, “—Certificateholder Communication” and “—List of Certificateholders” and “Pooling and Servicing Agreement—The Operating Advisor”, “—The Asset Representations Reviewer”, “—Replacement of Special Servicer Without Cause”, “—Limitation on Rights of Certificateholders [and RR Interest Owner] to Institute a Proceeding”, “—Termination; Retirement of Certificates” and “—Resignation and Removal of the Trustee and the Certificate Administrator”.
Under the rules, regulations and procedures creating and affecting DTC and its operations (the “DTC Rules”), DTC is required to make book-entry transfers of Offered Certificates in global form among Participants on whose behalf it acts with respect to such Offered Certificates and to receive and transmit distributions of principal of, and interest on, such Offered Certificates. Participants and Indirect Participants with which the Certificate Owners have accounts with respect to the Offered Certificates similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective Certificate Owners. Accordingly, although the Certificate Owners will not possess the Offered Certificates, the DTC Rules provide a mechanism by which Certificate Owners will receive payments on Offered Certificates and will be able to transfer their interest.
Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants and certain banks, the ability of a holder of Offered Certificates in global form to pledge such Offered Certificates to persons or entities that do not participate in the DTC system, or to otherwise act with respect to such Offered Certificates, may be limited due to the lack of a physical certificate for such Offered Certificates.
DTC has advised the depositor that it will take any action permitted to be taken by a holder of an Offered Certificate under the PSA only at the direction of one or more Participants to whose accounts with DTC such certificate is credited. DTC may take conflicting actions with respect to other undivided interests to the extent that such actions are taken on behalf of Participants whose holdings include such undivided interests.

Clearstream is incorporated under the laws of Luxembourg and is a global securities settlement clearing house. Clearstream holds securities for its participating organizations (“Clearstream Participants”) and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Transactions may be settled in Clearstream in numerous currencies, including United States dollars. Clearstream provides to its Clearstream Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. Clearstream is regulated as a bank by the Luxembourg Monetary Institute. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant, either directly or indirectly.
Euroclear was created in 1968 to hold securities for participants of the Euroclear system (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in any of numerous currencies, including United States dollars. The Euroclear system includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear system is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.
Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related operating procedures of the Euroclear System and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within the Euroclear system, withdrawal of securities and cash from the Euroclear system, and receipts of payments with respect to securities in the Euroclear system. All securities in the Euroclear system are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants and has no record of or relationship with persons holding through Euroclear Participants.
Although DTC, Euroclear and Clearstream have implemented the foregoing procedures in order to facilitate transfers of interests in book-entry securities among Participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to comply with such procedures, and such procedures may be discontinued at any time. None of the depositor, the trustee, the certificate administrator, the master servicer, the special servicer or the underwriters will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective direct or indirect Participants of their respective obligations under the rules and procedures governing their operations.
Definitive Certificates
Owners of beneficial interests in book-entry certificates of any class will not be entitled to receive physical delivery of Definitive Certificates unless: (i) DTC advises the certificate registrar in writing that DTC is no longer willing or able to discharge properly its responsibilities as depository with respect to the book-entry certificates of such class or ceases to be a clearing agency, and the certificate administrator and the depositor are unable to locate a qualified successor within 90 days of such notice or (ii) the trustee has instituted or has been directed to institute any judicial proceeding to enforce the rights of the Certificateholders of such class and the trustee has been advised by counsel that in connection with such proceeding it is necessary or appropriate for the trustee to obtain possession of the certificates of such class.
Certificateholder Communication
Access to Certificateholders’ Names and Addresses
Upon the written request of any Certificateholder or Certificate Owner that has delivered an executed Investor Certification to the trustee or the certificate administrator (a “Certifying Certificateholder”), the certificate registrar will promptly furnish or cause to be furnished to such requesting party a list of the names and addresses of the certificateholders as of the most recent Record Date as they appear in the certificate register, at the expense of the requesting party.
Requests to Communicate
The PSA will require that the certificate administrator include in any Form 10–D any request received prior to the Distribution Date to which the Form 10-D relates (and on or after the Distribution Date preceding such Distribution Date) from a Certificateholder or Certificate Owner to communicate with other Certificateholders or Certificate Owners related to Certificateholders or Certificate Owners exercising their rights under the terms of the PSA. Any Form 10-D containing such disclosure regarding the request to communicate is required to include no more than the name of the Certificateholder or Certificate Owner making the request, the date the request was received, a statement to the effect that certificate administrator has received such request, stating that such Certificateholder or Certificate Owner is interested in communicating with other Certificateholders or Certificate Owners with regard to the possible exercise of rights under the PSA, and a description of the method other Certificateholders or Certificate Owners may use to contact the requesting Certificateholder or Certificate Owner.
Any Certificateholder or Certificate Owner wishing to communicate with other Certificateholders and Certificate Owners regarding the exercise of its rights under the terms of the PSA (such party, a “Requesting Investor”) should deliver a written request (a “Communication Request”) signed by an authorized representative of the Requesting Investor to the certificate administrator at the address below:
[____________]
[____________]
 [____________]
Any Communication Request must contain the name of the Requesting Investor and the method other Certificateholders and Certificate Owners should use to contact the Requesting Investor, and, if the Requesting Investors is not the registered holder of a class of certificates, then the Communication Request must contain (i) a written certification from the Requesting Investor that it is a beneficial owner of a class of certificates, and (ii) one of the following forms of documentation evidencing its beneficial ownership in such class of certificates:  (A) a trade confirmation, (B) an account statement, (C) a medallion stamp guaranteed letter from a broker or dealer stating the Requesting Investor is the beneficial owner, or (D) a document acceptable to the certificate administrator that is similar to any of the documents identified in clauses (A) through (C). Requesting Investors will be responsible for their own expenses in making any Communication Request, but will not be required to bear any expenses of the certificate administrator.
List of Certificateholders
Upon the written request of any Certificateholder, which is required to include a copy of the communication the Certificateholder proposes to transmit, that has provided an Investor Certification, which request is made for purposes of communicating with other holders of certificates of the same series with respect to their rights under the PSA or the certificates, the certificate registrar or other specified person will, within 10 business days after receipt of such request afford such Certificateholder (at such

Certificateholder’s sole cost and expense) access during normal business hours to the most recent list of Certificateholders related to the class of certificates.
DESCRIPTION OF THE MORTGAGE LOAN PURCHASE AGREEMENTS
General
On the Closing Date, the depositor will acquire the Mortgage Loans and the Trust Subordinate Companion Loan from each mortgage loan seller pursuant to a separate mortgage loan purchase agreement (each, a “MLPA”), between the applicable mortgage loan seller and the depositor.
 Under the applicable MLPA, the depositor will require each mortgage loan seller to deliver to [the certificate administrator], in its capacity as custodian, among other things, the following documents (except that the documents with respect to the Non-Serviced Whole Loan (other than the original promissory note) will be held by the custodian under the Non-Serviced PSA) with respect to each Mortgage Loan and the Trust Subordinate Companion Loan sold by the mortgage loan seller (collectively, as to each Mortgage Loan, the “Mortgage File”):
(i)  the original executed Mortgage Note for such Mortgage Loan, endorsed (without recourse, representation or warranty, express or implied) to the order of the trustee for the benefit of the registered Certificateholders [and RR Interest Owner] or in blank, and further showing a complete, unbroken chain of endorsement from the originator (if such originator is not the applicable mortgage loan seller) (or, alternatively, if the original executed Mortgage Note has been lost, a lost note affidavit and indemnity with a copy of such Mortgage Note), and (B) in the case of a Serviced Whole Loan, a copy of the executed Mortgage Note for the related Companion Loan;
(ii)  an original or copy of the Mortgage, together with an original or copy of any intervening assignments of the Mortgage, in each case (unless the particular item has not been returned from the applicable recording office) with evidence of recording indicated thereon or certified by the applicable recorder’s office;
(iii)  an original or copy of any related assignment of leases (if such item is a document separate from the Mortgage), together with originals or copies of any intervening assignments thereof, in each case (unless the particular item has not been returned from the applicable recording office) with evidence of recording indicated thereon or certified by the applicable recorder’s office;
(iv)  an original executed assignment, in recordable form (except for missing recording information not yet available if the instrument being assigned has not been returned from the applicable recording office), of (A) the Mortgage and (B) any related assignment of leases (if such item is a document separate from the Mortgage), in favor of the trustee, for the benefit of the registered Certificateholders [and RR Interest Owner] [and the holder of the related Companion Loan, as their interests may appear] or a copy of such assignment (if the related mortgage loan seller or its designee, rather than the trustee or certificate administrator, is responsible for the recording thereof);
(v)  an original or copy of the assignment of all unrecorded documents relating to the Mortgage Loan, in favor of the trustee, for the benefit of the registered holders of the certificates [and RR Interest Owner] [and the holder of the related Companion Loan, as their interests may appear];
(vi)  originals or copies of final written modification agreements in those instances where the terms or provisions of the Mortgage Note for such Mortgage Loan (or, if applicable, any Mortgage Note of a Serviced Whole Loan) or the related Mortgage have been modified, in each case (unless the particular item has not been returned from the applicable recording office) with evidence of recording indicated thereon if the instrument being modified is a recordable document;

(vii)  the original (which may be in the form of an electronically issued title policy) or a copy of the policy or certificate of lender’s title insurance issued in connection with such Mortgage Loan or the related Serviced Whole Loan (or, if such policy has not been issued, a “marked up” pro forma title policy marked as binding and countersigned by the title insurer or its authorized agent, or an irrevocable, binding commitment to issue such title insurance policy);
(viii)  an original or copy of the related ground lease relating to such Mortgage Loan (or the related Serviced Whole Loan, if applicable), if any, and any ground lessor estoppel;
(ix)  an original or copy of the related Mortgage Loan Agreement, if any;
(x)  an original of any guaranty under such Mortgage Loan or the related Serviced Whole Loan, if any;
(xi)  an original or copy of the environmental indemnity from the related Mortgagor, if any;
(xii)  an original or copy of the related escrow agreement and the related security agreement (in each case, if such item is a document separate from the Mortgage) and, if applicable, the originals or copies of any intervening assignments thereof;
(xiii)  an original assignment of the related security agreement (if such item is a document separate from the Mortgage and if such item is not included in the assignment described in clause (v)), in favor of the trustee for the benefit of the Certificateholders [and RR Interest Owner] [and the holder of the related Companion Loan, as their interests may appear];
(xiv)  any filed copies (bearing evidence of filing) or evidence of filing of any Uniform Commercial Code (“UCC”) financing statements in favor of the originator of such Mortgage Loan or the related Whole Loan or in favor of any assignee prior to the trustee, and an original UCC-3 assignment thereof, in form suitable for filing, in favor of the trustee (or, in each case, a copy thereof, certified to be the copy of such assignment submitted or to be submitted for filing);
(xv)  an original or copy of the lock box agreement or cash management agreement relating to a Mortgage Loan or a Serviced Whole Loan;
(xvi)  an original or a copy of any related mezzanine intercreditor agreement;
(xvii)  an original or copy of any related environmental insurance policy;
(xviii)  a copy of any letter of credit relating to such Mortgage Loan or the related Whole Loan and any related assignment thereof (with the original to be delivered to the master servicer);
(xix)  copies of any franchise agreement, property management agreement or hotel management agreement and related comfort letters (together with (i) copies of any notices of transfer that are necessary to transfer or assign to the issuing entity or the trustee the benefits of such comfort letter or (ii) if the related comfort letter contemplates that a request be made of the related franchisor to issue a replacement comfort letter for the benefit of the issuing entity or trustee, a copy of the notice requesting the issuance of such replacement comfort letter (the copy of such notice shall be delivered by the related Mortgage Loan Seller to the custodian for inclusion in the Mortgage File within the time period set forth in the PSA and/or estoppel letters relating to such Mortgage Loan or the related Serviced Whole Loan and any related assignment thereof; and
(xx)  in the case of a Whole Loan, an original or a copy of the related Intercreditor Agreement.

In addition, the depositor will require each mortgage loan seller to deliver to the special servicer the Diligence File on the Closing Date.
[“Diligence File” means any documents (other than documents required to be part of the related Mortgage File but including copies of such documents required to be part of the related Mortgage File) related to the origination and the servicing of the Mortgage Loans or Serviced Whole Loans that were delivered by the applicable mortgage loan seller in connection with the transfer of the applicable Mortgage Loan to the issuing entity, including but not limited to appraisals, environmental reports, engineering reports, legal opinions, the applicable mortgage loan seller’s asset summary, copies of all property insurance policies for the Mortgaged Property, credit reports, surveys, zoning reports, tenant estoppel certificates, financial statements of borrower and any guarantor, operating statements for the Mortgaged Property or properties, UCC searches, litigation searches and bankruptcy searches, in each case, to the extent that the originator received such in connection with the origination of the Mortgage Loan; provided that no information that is proprietary to the related originator or mortgage loan seller or any draft documents, privileged or internal communications, credit underwriting or due diligence analysis will constitute part of the Diligence File.]
Each MLPA will contain certain representations and warranties of the applicable mortgage loan seller with respect to each Mortgage Loan [and the Subordinate Companion Loan] sold by that mortgage loan seller. Those representations and warranties are set forth in Annex D-1, and will be made as of the Closing Date, or as of another date specifically provided in the representation and warranty, subject to certain exceptions to such representations and warranties as set forth in Annex D-2.
If any of the documents required to be included in the Mortgage File for any Mortgage Loan or the Trust Subordinate Companion Loan is missing from the Mortgage File or defective or if there is a breach of a representation or warranty relating to any Mortgage Loan or the Trust Subordinate Companion Loan, and, in either case, such omission, breach or defect materially and adversely affects the value of the related Mortgage Loan or the Trust Subordinate Companion Loan, the value of the related Mortgaged Property or the interests of any Certificateholders in the Mortgage Loan, the Trust Subordinate Companion Loan or Mortgaged Property or causes the Mortgage Loan or the Trust Subordinate Companion Loan to be other than a “qualified mortgage” within the meaning of Code Section 860G(a)(3) (a “Material Defect”), the applicable mortgage loan seller will be required to, no later than 90 days following:
(x) such mortgage loan seller’s receipt of notice of the Material Defect from any party to the PSA (a “Breach Notice”), except in the case of the following clause (y); or
(y) in the case of such Material Defect that would cause the Mortgage Loan or the Trust Subordinate Companion Loan not to be a “qualified mortgage” within the meaning of Code Section 860G(a)(3), but without regard to the rule of Treasury regulations Section 1.860G-2(f)(2) that causes a defective Mortgage Loan or Trust Subordinate Companion Loan to be treated as a qualified mortgage, the discovery by any party to the PSA of the such Material Defect,
(1)  cure such Material Defect in all material respects, at its own expense,
(2)  repurchase the affected Mortgage Loan and the related Trust Subordinate Companion Loan or REO Loan at the Purchase Price, or
(3)  substitute a Qualified Substitute Mortgage Loan (other than with respect to the Whole Loans, as applicable, for which no substitution will be permitted) for such affected Mortgage Loan, and pay a shortfall amount in connection with such substitution.
provided, that no such substitution may occur on or after the second anniversary of the Closing Date [, and the applicable mortgage loan seller may not repurchase the Trust Subordinate Companion Loan without repurchasing the related Mortgage Loan]; provided, however, that the applicable mortgage loan seller will generally have an additional 90-day period to cure such Material Defect (or, failing such cure, to repurchase the affected Mortgage Loan and the related Trust Subordinate Companion Loan or REO Loan or, if applicable, substitute a Qualified Substitute Mortgage Loan (other than with respect to the related Whole Loans, for which no substitution will be permitted), if it is diligently proceeding toward that cure, and has delivered to the special servicer, the certificate administrator and the trustee, an officer’s certificate that describes the reasons that a cure was not effected within the initial 90-day period.
[If there is a Material Defect with respect to one or more Mortgaged Properties with respect to a Mortgage Loan, the applicable mortgage loan seller will not be obligated to repurchase the Mortgage Loan if (i) the affected Mortgaged Property may be released pursuant to the terms of any partial release provisions in the related Mortgage Loan documents (and such Mortgaged Property is, in fact, released), (ii) the remaining Mortgaged Property(ies) satisfy the requirements, if any, set forth in the Mortgage Loan documents and the applicable mortgage loan seller provides an opinion of counsel to the effect that such release would not cause an adverse REMIC event to occur and (iii) each applicable Rating Agency has provided a Rating Agency Confirmation.]
[Notwithstanding the foregoing, in lieu of a mortgage loan seller repurchasing, substituting or curing such Material Defect, to the extent that the mortgage loan seller and the special servicer (with the consent of the Directing Certificateholder for so long as no Control Termination Event has occurred and is continuing) are able to agree upon a cash payment payable by the mortgage loan seller to the issuing entity that would be deemed sufficient to compensate the issuing entity for such Material Defect (a “Loss of Value Payment”), the mortgage loan seller may elect, in its sole discretion, to pay such Loss of Value Payment. Upon its making such payment, the mortgage loan seller will be deemed to have cured such Material Defect in all respects. A Loss of Value Payment may not be made with respect to any such Material Defect that would cause the applicable Mortgage Loan not to be a “qualified mortgage” within the meaning of Code Section 860G(a)(3), but without regard to the rule of Treasury regulations Section 1.860G-2(f)(2) that causes a defective Mortgage Loan to be treated as a qualified mortgage.]
In addition, the MLPA provides that, with respect to each Non-Serviced Whole Loan, if a material document defect exists under the related Non-Serviced PSA, and the related seller repurchases the related Non-Serviced Companion Loan from the Non-Serviced Securitization Trust, such seller is required to repurchase the related Non-Serviced Mortgage Loan; provided, however, that no such repurchase obligation will apply to any material document defect related solely to the promissory notes for any Pari Passu Companion Loans contained in the Non-Serviced Securitization Trust.
With respect to any Mortgage Loan and the Trust Subordinate Companion Loan, “Purchase Price” equals to the sum of (1) the [outstanding principal balance of such Mortgage Loan [and the related Trust Subordinate Companion Loan] (or related REO Loan)], as of the date of purchase, (2) all accrued and unpaid interest on the Mortgage Loan [and the related Trust Subordinate Companion Loan] (or any related REO Loan) [at the related Mortgage Rate in effect from time to time](excluding any portion of such interest that represents default interest or Excess Interest on the ARD Loan), to, but not including, the due date immediately preceding or coinciding with the Determination Date for the Collection Period of purchase, (3) all related unreimbursed Servicing Advances (including any Servicing Advances and advance interest amounts that were reimbursed out of general collections on the Mortgage Loans) (or, in the case of any Non-Serviced Mortgage Loan, the pro rata portion of any comparable amounts allocable to such Mortgage Loan and payable with respect thereto pursuant to the related Intercreditor Agreement), (4) all accrued and unpaid advance interest amounts in respect of related Advances (or, in the case of any Non-Serviced Mortgage Loan, all comparable amounts with respect to P&I Advances related to such Non-Serviced Mortgage Loan and, with respect to outstanding Servicing Advances, the pro rata portion of any comparable amounts payable with respect thereto pursuant to the related Intercreditor Agreement), (5) any unpaid Special Servicing Fees and any other unpaid additional trust fund expenses outstanding or previously incurred in respect of the related Mortgage Loan (or, in the case of any Non-Serviced Mortgage Loan, the pro rata portion of any comparable amounts allocable to such Mortgage Loan and payable with respect thereto pursuant to the related Intercreditor Agreement), and if such Mortgage Loan is being purchased by a mortgage loan seller pursuant to the MLPA, all expenses incurred or to be incurred by the master servicer, the special servicer, the asset representation reviewer, the depositor, the certificate administrator and the trustee in respect of the Breach or document defect giving rise to the repurchase or substitution obligation (to the extent not otherwise included in the amount described in clause (3) above) and, if the applicable mortgage loan seller repurchases or substitutes for such Mortgage Loan more than 120 days following the earlier of the responsible party’s discovery or receipt of notice of the subject material breach or material document defect, as the case may be, a Liquidation Fee.
 A “Qualified Substitute Mortgage Loan” is a substitute mortgage loan (other than with respect to the Whole Loans, for which no substitution will be permitted) replacing a Mortgage Loan with respect to which a material breach or document defect exists that must, on the date of substitution:
(a)  have an outstanding principal balance, after application of all scheduled payments of principal and interest due during or prior to the month of substitution, whether or not received, not in excess of the Stated Principal Balance of the removed Mortgage Loan as of the due date in the calendar month during which the substitution occurs;
(b)  have a Mortgage Rate not less than the Mortgage Rate of the removed Mortgage Loan (determined without regard to any prior modification, waiver or amendment of the terms of the removed Mortgage Loan);
(c)  have the same due date and a grace period no longer than that of the removed Mortgage Loan;
(d)  accrue interest on the same basis as the removed Mortgage Loan (for example, on the basis of a 360-day year consisting of twelve 30-day months);
(e)  have a remaining term to stated maturity not greater than, and not more than two years less than, the remaining term to stated maturity of the removed Mortgage Loan;
(f)  have a then-current loan-to-value ratio equal to or less than [the lesser of (i)] the loan-to-value ratio for the removed Mortgage Loan as of the Closing Date [and (ii) [__]%, in each case] using a “value” for the Mortgaged Property as determined using an appraisal conducted by a member of the MAI prepared in accordance with the requirements of the FIRREA;
(g)  comply (except in a manner that would not be adverse to the interests of the Certificateholders) as of the date of substitution in all material respects with all of the representations and warranties set forth in the related MLPA;
(h)  have an environmental report that indicates no material adverse environmental conditions with respect to the related Mortgaged Property and that will be delivered as a part of the related Mortgage File;
(i)  have a then-current DSCR at least equal to [the greater of (i)] the original DSCR of the removed Mortgage Loan as of the Closing Date [and (ii) [___]x];
(j)  constitute a “qualified replacement mortgage” within the meaning of Code Section 860G(a)(4) as evidenced by an opinion of counsel (provided at the applicable mortgage loan seller’s expense);
(k)  not have a maturity date or an amortization period that extends to a date that is after the date two years prior to the Rated Final Distribution Date;
(l)  have comparable prepayment restrictions to those of the removed Mortgage Loan;
(m)  not be substituted for a removed Mortgage Loan unless the trustee and the certificate administrator have received a Rating Agency Confirmation from each of the Rating Agencies (the cost, if any, of obtaining such Rating Agency Confirmation to be paid by the applicable mortgage loan seller);
(n)  have been approved, so long as a Control Termination Event has not occurred and is not continuing, by the Directing Certificateholder;

(o)  prohibit Defeasance within two years of the Closing Date;
(p)  not be substituted for a removed Mortgage Loan if it would result in the termination of the REMIC status of any Trust REMIC or the imposition of tax on any Trust REMIC other than a tax on income expressly permitted or contemplated to be imposed by the terms of the PSA, as determined by an opinion of counsel;
(q)  have an engineering report that indicates no material adverse property condition or deferred maintenance with respect to the related Mortgaged Property with respect to the related Mortgaged Property that will be delivered as a part of the related servicing file; and
(r)  be current in the payment of all scheduled payments of principal and interest then due.
In the event that more than one Mortgage Loan is substituted for a removed Mortgage Loan or Mortgage Loans, then (x) the amounts described in clause (a) are required to be determined on the basis of aggregate principal balances and (y) each such proposed Qualified Substitute Mortgage Loan must individually satisfy each of the requirements specified in clauses (b) through (r) of the preceding sentence, except (z) the rates described in clause (b) above and the remaining term to stated maturity referred to in clause (e) above are required to be determined on a weighted average basis, provided that no individual Mortgage Rate (net of the Servicing Fee Rate, the Certificate Administrator/Trustee Fee Rate and the Operating Advisor Fee Rate) may be lower than the highest fixed Pass-Through Rate (not based on or subject to a cap equal to or based on the WAC Rate) of any class of Principal Balance Certificates having a principal balance then-outstanding. When a Qualified Substitute Mortgage Loan is substituted for a removed Mortgage Loan, the applicable mortgage loan seller will be required to certify that the Mortgage Loan meets all of the requirements of the above definition and send the certification to the trustee the certificate administrator and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder.
The cure, repurchase and substitution obligations described above will constitute the sole remedy available to the certificateholders in connection with a material breach of any representation or warranty or a material document defect with respect to any Mortgage Loan.  None of the depositor, the underwriters, the master servicer, the special servicer, the trustee, the certificate administrator or any other person will be obligated to repurchase any affected Mortgage Loan in connection with a material breach of any of the representations and warranties or a material document defect if the applicable mortgage loan seller defaults on its obligations to do so.  We cannot assure you that the applicable mortgage loan seller will have sufficient assets to repurchase or substitute a Mortgage Loan if required to do so.
Dispute Resolution Provisions
The mortgage loan seller will be subject to the dispute resolution provisions described under “Pooling and Servicing Agreement—Dispute Resolution Provisions” to the extent those provisions are triggered with respect to any mortgage loan sold to the depositor by the mortgage loan seller and will be obligated under the Mortgage Loan Purchase Agreement to comply with all applicable provisions and to take part in any mediation or arbitration proceedings that may result.
Asset Review Obligations
The mortgage loan seller will be obligated to perform its obligations described under “Pooling and Servicing Agreement—The Asset Representations Reviewer—Asset Review” relating to any Asset Reviews performed by the asset representations reviewer, and the mortgage loan seller will have the rights described under that heading.

POOLING AND SERVICING AGREEMENT
General
The servicing and administration of the Mortgage Loans (other than the Non-Serviced Mortgage Loans), any related Serviced Companion Loans and any related REO Properties (including any interest of the holder of any Companion Loan in the REO Property acquired with respect to any Serviced Whole Loan) will be governed by the PSA and the related Intercreditor Agreement.
The Non-Serviced Mortgage Loans, the related Non-Serviced Companion Loan and any related REO Properties (including the issuing entity’s interest in REO Property acquired with respect to a Non-Serviced Whole Loan) will be serviced by the Non-Serviced Master Servicer and the Non-Serviced Special Servicer under the related Non-Serviced PSA in accordance with such Non-Serviced PSA and the related Intercreditor Agreement.
The following summaries describe certain provisions of the PSA relating to the servicing and administration of the Mortgage Loans (other than the Non-Serviced Mortgage Loans), the related Serviced Companion Loans and any related REO Properties. Unless otherwise specifically stated and except where the context otherwise indicates (such as with respect to P&I Advances), discussions in this section or in any other section of this prospectus regarding the servicing and administration of the Mortgage Loans should be read to include the servicing and administration of the related Serviced Companion Loans but not to include the Non-Serviced Mortgage Loans, the related Non-Serviced Companion Loans and any related REO Property. In the case of the Serviced Whole Loans, certain provisions of the related Intercreditor Agreement are described under “Description of the Mortgage Pool—The Whole Loans—The Serviced Pari Passu Whole Loan” and “—The Serviced AB Whole Loan”.
Certain provisions of the Non-Serviced PSAs relating to the servicing and administration of the related Non-Serviced Mortgage Loan, the related Non-Serviced Companion Loan and the related REO Properties and the related Intercreditor Agreement are summarized under “Description of the Mortgage Pool—The Whole Loans” and “—Servicing of the Non-Serviced Mortgage Loan” below.
Assignment of the Mortgage Loans
The depositor will purchase the Mortgage Loans and the Trust Subordinate Companion Loan to be included in the issuing entity on or before the Closing Date from each of the mortgage loan sellers pursuant to separate MLPAs. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers” and “Description of the Mortgage Loan Purchase Agreements”.
On the Closing Date, the depositor will sell, transfer or otherwise convey, assign or cause the assignment of the Mortgage Loans and the Trust Subordinate Companion Loan, without recourse, together with the depositor’s rights and remedies against the mortgage loan sellers under the MLPAs, to the trustee for the benefit of the holders of the certificates [and the RR Interest]. On or prior to the Closing Date, the depositor will require each mortgage loan seller to deliver to the certificate administrator, in its capacity as custodian, the Mortgage Notes and certain other documents and instruments with respect to each Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan. The custodian will hold such documents in issuing entity for the benefit of the holders of the certificates. The custodian is obligated to review certain documents for each Mortgage Loan within [60] days of the Closing Date and report any missing documents or certain types of document defects to the parties to the PSA and the Directing Certificateholder (so long as no Consultation Termination Event has occurred) and the related mortgage loan seller.
In addition, pursuant to the related MLPA, the depositor will require each mortgage loan seller to deliver the Diligence File to the special servicer on the Closing Date.
Pursuant to the PSA, the depositor will assign to the trustee for the benefit of Certificateholders [and the RR Interest Owner] the representations and warranties made by the mortgage loan sellers to the depositor in the MLPAs and any rights and remedies that the depositor has against the mortgage loan sellers under the MLPAs with respect to any Material Defect. See “—Enforcement of Mortgage Loan Seller’s Obligations Under the MLPA” below and “Description of the Mortgage Loan Purchase Agreements”.
Servicing Standard
The master servicer and the special servicer will each be required to diligently service and administer the Mortgage Loans (excluding the Non-Serviced Mortgage Loans), any related Serviced Companion Loans and the related REO Properties (other than any REO Property related to a Non-Serviced Mortgage Loan), for which it is responsible in accordance with applicable law, the terms of the PSA, the Mortgage Loan documents, and the related Intercreditor Agreements and, to the extent consistent with the foregoing, in accordance with the higher of the following standards of care:
(1)  the same manner in which, and with the same care, skill, prudence and diligence with which the master servicer or the special servicer, as the case may be, services and administers similar Mortgage Loans for other third-party portfolios, and
(2)  the same care, skill, prudence and diligence with which the master servicer or special servicer, as the case may be, services and administers similar Mortgage Loans owned by the master servicer or the special servicer, as the case may be, with a view to; (A) the timely recovery of all payments or principal and interest under the Mortgage Loans or Serviced Whole Loans or (B) in the case of a Specially Serviced Loan or an REO Property, the maximization of timely recovery of principal and interest on a net present value basis on the Mortgage Loans and any related Serviced Companion Loans, and the best interests of the issuing entity and the certificateholders [and the RR Interest Owner] (as a collective whole as if such Certificateholders [and the RR Interest Owner] constituted a single lender) (and, in the case of any Whole Loan, the best interests of the issuing entity, the Certificateholders [and the RR Interest Owner] and the holder of the related Companion Loan (as a collective whole as if such Certificateholders [and the RR Interest Owner] and the holder or holders of the related Companion Loan constituted a single lender), taking into account the pari passu or subordinate nature of the related Companion Loan), as determined by the master servicer or the special servicer, as the case may be, in its reasonable judgment, in either case giving due consideration to the customary and usual standards of practice of prudent, institutional commercial, multifamily and manufactured housing community mortgage loan servicers, but without regard to any conflict of interest arising from:
(A)  any relationship that the master servicer or the special servicer, as the case may be, or any of their respective affiliates, as the case may be, may have with any of the underlying borrowers, the sponsors, the mortgage loan sellers, the originators, any party to the PSA or any affiliate of the foregoing;
(B)  the ownership of any certificate (or any interest in any Companion Loan, mezzanine loan or subordinate debt relating to a Mortgage Loan) by the master servicer or special servicer, as the case may be, or any of their respective affiliates;
(C)  the obligation, if any, of the master servicer to make advances;
(D)  the right of the master servicer or the special servicer, as the case may be, or any of its affiliates to receive compensation or reimbursement of costs under the PSA generally or with respect to any particular transaction;
(E)  the ownership, servicing or management for others of (i) any Non-Serviced Mortgage Loan and any related Non-Serviced Companion Loan or (ii) any other mortgage loans, subordinate debt, mezzanine loans or properties not covered by the PSA or held by the issuing entity by the master servicer or special servicer, as the case may be, or any of its affiliates;

(F)  any debt that the master servicer or the special servicer, as the case may be, or any of its affiliates, has extended to any underlying borrower or an affiliate of any borrower (including, without limitation, any mezzanine financing);
(G)  any option to purchase any Mortgage Loan or the related Companion Loan the master servicer or special servicer, as the case may be, or any of its affiliates, may have; and
(H) any obligation of the master servicer, the special servicer, or one of their respective affiliates, to repurchase or substitute for a Mortgage Loan as a mortgage loan seller (if the master servicer or the special servicer or one of their respective affiliates is a mortgage loan seller) (the foregoing, collectively referred to as the “Servicing Standard”).
All net present value calculations and determinations made under the PSA with respect to any Mortgage Loan, Mortgaged Property or REO Property (including for purposes of the definition of “Servicing Standard” set forth above) will be made in accordance with the Mortgage Loan documents or, in the event the Mortgage Loan documents are silent, by using a discount rate (i) for principal and interest payments on the Mortgage Loan or Serviced Companion Loan or sale of a Defaulted Loan, the highest of (1) the rate determined by the master servicer or special servicer, as applicable, that approximates the market rate that would be obtainable by the borrowers on similar non-defaulted debt of the borrowers as of such date of determination, (2) the Mortgage Rate and (3) the yield on 10-year U.S. treasuries as of such date of determination and (ii) for all other cash flows, including property cash flow, the “discount rate” set forth in the most recent appraisal (or updated appraisal) of the related Mortgaged Property.
In the case of a Non-Serviced Mortgage Loan, the master servicer and special servicer will be required to act in accordance with the Servicing Standard with respect to any action required to be taken regarding such Non-Serviced Mortgage Loan pursuant to their respective obligations under the PSA.
Subservicing
The master servicer and the special servicer may delegate and/or assign some or all of their respective servicing obligations and duties with respect to some or all of the Mortgage Loans (other than the Non-Serviced Mortgage Loans) and the Serviced Companion Loans to one or more third-party sub-servicers provided that the master servicer and the special servicer, as applicable, will not thereby be relieved of any of those obligations or duties under the PSA and will remain responsible for the acts or omissions of any such sub-servicers.  A sub-servicer may be an affiliate of the depositor, the master servicer or the special servicer. Notwithstanding the foregoing, the special servicer may not enter into any sub-servicing agreement which provides for the performance by third parties of any or all of its obligations under the PSA without, prior to the occurrence and continuance of a Control Termination Event, the consent of the Directing Certificateholder, except to the extent necessary for the special servicer to comply with applicable regulatory requirements.
Each sub-servicing agreement between the master servicer or special servicer and a sub-servicer (a “Sub-Servicing Agreement”) will generally be required to provide that (i) if for any reason the master servicer or special servicer, as applicable, is no longer acting in that capacity (including, without limitation, by reason of a Servicer Termination Event), the trustee or any successor master servicer or special servicer, as applicable, may assume or terminate such party’s rights and obligations under such Sub-Servicing Agreement and (ii) the sub-servicer will be in default under such Sub-Servicing Agreement and such Sub-Servicing Agreement will be terminated (following the expiration of any applicable grace period) if the sub-servicer fails (A) to deliver by the due date any Exchange Act reporting items required to be delivered to the master servicer pursuant to the PSA or such Sub-Servicing Agreement or to the master servicer under any other pooling and servicing agreement that the depositor is a party to, or (B) to perform in any material respect any of its covenants or obligations contained in such Sub-Servicing Agreement regarding creating, obtaining or delivering any Exchange Act reporting items required in order for any party to the PSA to perform its obligations under the PSA or under the Exchange Act reporting requirements of any other pooling and servicing agreement that the depositor is a party to. The master servicer or special servicer, as applicable, will be required to monitor the performance of sub-servicers retained by it and will have the right to remove a sub-servicer retained by it at any time it considers removal to be in the best interests of Certificateholders [and the RR Interest Owner]. However, no sub-servicer will be permitted under any Sub-Servicing Agreement to make material servicing decisions, such as loan modifications or determinations as to the manner or timing of enforcing remedies under the Mortgage Loan documents, without the consent of the master servicer or special servicer, as applicable.
Generally, the master servicer will be solely liable for all fees owed by it to any sub-servicer retained by the master servicer, without regard to whether the master servicer’s compensation pursuant to the PSA is sufficient to pay those fees.  Each sub-servicer will be required to be reimbursed by the master servicer for certain expenditures which such sub-servicer makes, generally to the same extent the master servicer would be reimbursed under the PSA.
Advances
P&I Advances
 On the business day immediately preceding each Distribution Date (the “Master Servicer Remittance Date”), except as otherwise described below, the master servicer will be obligated, unless determined to be non-recoverable as described below, to make advances (each, a “P&I Advance”) out of its own funds or, subject to the replacement of those funds as provided in the PSA, certain funds held in the Collection Account that are not required to be part of the Available Funds for that Distribution Date, in an amount equal to (but subject to reduction as described below) the aggregate of:
(1) all Periodic Payments (net of any applicable Servicing Fees) that were due on the Mortgage Loans (including the Non-Serviced Mortgage Loans) and any REO Loan (other than any portion of an REO Loan related to a Companion Loan) during the related Collection Period and not received as of the business day preceding the Master Servicer Remittance Date; and
(2) in the case of each Mortgage Loan delinquent in respect of its balloon payment as of the Master Servicer Remittance Date (including any REO Loan (other than any portion of an REO Loan related to a Companion Loan) as to which the balloon payment would have been past due), an amount equal to its Assumed Scheduled Payment.
The master servicer’s obligations to make P&I Advances in respect of any Mortgage Loan (including the Non-Serviced Mortgage Loans) or REO Loan (other than any portion of a REO Loan related to a Companion Loan) will continue, except if a determination as to non-recoverability is made, through and up to liquidation of the Mortgage Loan or disposition of the REO Property, as the case may be. However, no interest will accrue on any P&I Advance made with respect to a Mortgage Loan unless the related Periodic Payment is received after the related Due Date has passed and any applicable grace period has expired or if the related Periodic Payment is received after the Determination Date but on or prior to the Master Servicer Remittance Date. To the extent that the master servicer fails to make a P&I Advance that it is required to make under the PSA, the trustee will be required to make the required P&I Advance in accordance with the terms of the PSA.
If an Appraisal Reduction Amount has been assessed with respect to any Mortgage Loan (or, in the case of any Non-Serviced Whole Loan, an appraisal reduction has been made in accordance with the related Non-Serviced PSA and the master servicer has notice of such Appraisal Reduction Amount), then the interest portion of any P&I Advance in respect of that Mortgage Loan for the related Distribution Date will be reduced (there will be no reduction in the principal portion, if any, of such P&I Advance) to equal the product of (x) the amount of the interest portion of the P&I Advance for that Mortgage Loan for the related Distribution Date without regard to this sentence, and (y) a fraction, expressed as a percentage, the numerator of which is equal to the [Stated Principal Balance] of that Mortgage Loan immediately prior to the related Distribution Date, net of the related Appraisal Reduction Amount (or, in the case of any Whole Loan, the portion of such Appraisal Reduction Amount allocated to the related Mortgage Loan), if any, and the denominator of which is equal to the Stated Principal Balance of that Mortgage Loan immediately prior to the related Distribution Date.

Neither the master servicer nor the trustee will be required to make a P&I Advance for a balloon payment, default interest, late payment charges, yield maintenance charges, prepayment premiums or Excess Interest or with respect to any Companion Loan.
Servicing Advances
In addition to P&I Advances, except as otherwise described under “—Recovery of Advances” below and except in certain limited circumstances described below, the master servicer will also be obligated (subject to the limitations described in this prospectus), to make advances (“Servicing Advances” and, collectively with P&I Advances, “Advances”) in connection with the servicing and administration of any Mortgage Loan (other than the Non‑Serviced Mortgage Loan) and related Companion Loan, as applicable, in respect of which a default, delinquency or other unanticipated event has occurred or is reasonably foreseeable, or, in connection with the servicing and administration of any Mortgaged Property or REO Property, in order to pay delinquent real estate taxes, assessments and hazard insurance premiums and to cover other similar costs and expenses necessary to preserve the priority of or enforce the related Mortgage Loan documents or to protect, lease, manage and maintain the related Mortgaged Property. To the extent that the master servicer fails to make a Servicing Advance that it is required to make under the PSA and the trustee has received notice or otherwise has actual knowledge of this failure, the trustee will be required to make the required Servicing Advance in accordance with the terms of the PSA.
However, none of the master servicer, the special servicer or the trustee will make any Servicing Advance in connection with the exercise of any cure rights or purchase rights granted to the holder of a Serviced Companion Loan under the related Intercreditor Agreement or the PSA.
The special servicer will have no obligation to make any Servicing Advances. However, in an urgent or emergency situation requiring the making of a Servicing Advance, the special servicer may make such Servicing Advance, and the master servicer will be required to reimburse the special servicer for such Advance (with interest on that Advance) within a specified number of days as set forth in the PSA, unless such Advance is determined to be nonrecoverable by the master servicer in its reasonable judgment (in which case it will be reimbursed out of the collection account). Once the special servicer is reimbursed, the master servicer will be deemed to have made the special servicer’s Servicing Advance as of the date made by the special servicer, and will be entitled to reimbursement with interest on that Advance in accordance with the terms of the PSA.
No Servicing Advances will be made with respect to any Serviced Whole Loan if the related Mortgage Loan is no longer held by the issuing entity or if such Serviced Whole Loan is no longer serviced under the PSA and no Servicing Advances will be made for any Non-Serviced Whole Loan under the PSA. No Servicing Advances will be made with regard to a Subordinate Companion Loan if the related Mortgage Loan is no longer held by the issuing entity. Any requirement of the master servicer or the trustee to make an Advance in the PSA is intended solely to provide liquidity for the benefit of the Certificateholders and not as credit support or otherwise to impose on any such person the risk of loss with respect to one or more Mortgage Loans or the related Companion Loan.
The master servicer will also be obligated to make Servicing Advances with respect to Serviced Whole Loans. With respect to any Non-Serviced Whole Loan, the applicable servicer under the related Non-Serviced PSA will be obligated to make property advances with respect to such Non-Serviced Whole Loan. See “—Servicing of the Non-Serviced Mortgage Loan” below and “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan”.
Notwithstanding the foregoing, none of the master servicer, the special servicer or the trustee will be obligated to make any Advance that it determines in its reasonable judgment would, if made, not be recoverable (including recovery of interest on the Advance) out of Related Proceeds (a “Nonrecoverable Advance”). In addition, the special servicer may, at its option (with respect to any specially-serviced Mortgage Loan, in consultation with, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder) make a determination in accordance with the Servicing Standard that any P&I Advance or Servicing Advance, if made, would be a Nonrecoverable Advance, and if it makes such a determination, must deliver to the master servicer (and, with respect to a Serviced Mortgage Loan, to any master servicer or special servicer under the PSA governing any securitization trust into which the related Serviced Pari Passu Companion Loan is deposited, and, with respect to any Non-Serviced Mortgage Loan, the related master servicer under the related Non-Serviced PSA), the certificate administrator, the trustee, the operating advisor and the 17g-5 Information Provider notice of such determination, which determination may be conclusively relied upon by, but will not be binding upon, the master servicer and the trustee. The special servicer will have no such obligation to make an affirmative determination that any P&I Advance or Servicing Advance is, or would be, recoverable, and in the absence of a determination by the special servicer that such an Advance is non-recoverable, each such decision will remain with the master servicer or the trustee, as applicable. If the special servicer makes a determination that only a portion, and not all, of any previously made or proposed P&I Advance or Servicing Advance is non-recoverable, the master servicer and the trustee will have the right to make its own subsequent determination that any remaining portion of any such previously made or proposed P&I Advance or Servicing Advance is non-recoverable.
In making such non-recoverability determination, each person will be entitled to consider (among other things): (a) the obligations of the borrower under the terms of the related Mortgage Loan or Companion Loan, as applicable, as it may have been modified, (b) the related Mortgaged Properties in their “as-is” or then-current conditions and occupancies, as modified by such party’s assumptions regarding the possibility and effects of future adverse change with respect to such Mortgaged Properties, (c) estimated future expenses, and (d) estimated timing of recoveries, and will be entitled to give due regard to the existence of any Nonrecoverable Advances which, at the time of such consideration, the recovery of which are being deferred or delayed by the master servicer, in light of the fact that Related Proceeds are a source of recovery not only for the Advance under consideration but also a potential source of recovery for such delayed or deferred Advance. In addition, any such person may update or change its recoverability determinations (but not reverse any other person’s determination that an Advance is non-recoverable) at any time and may obtain at the expense of the issuing entity any analysis, appraisals or market value estimates or other information for such purposes. Absent bad faith, any non-recoverability determination described in this paragraph will be conclusive and binding on the Certificateholders, and may be conclusively relied upon by, but is not binding upon, the master servicer and the trustee. The master servicer and the trustee will be entitled to rely conclusively on any non-recoverability determination of the special servicer. Nonrecoverable Advances will represent a portion of the losses to be borne by the Certificateholders.
With respect to any Non-Serviced Whole Loan, if any servicer under the Non-Serviced PSA determines that a P&I Advance with respect to the related Non-Serviced Companion Loan, if made, would be non-recoverable, such determination will not be binding on the master servicer and the trustee as it relates to any proposed P&I Advance with respect to the related Non-Serviced Mortgage Loan. Similarly, with respect to any Non-Serviced Mortgage Loan, if the master servicer or the special servicer determines that any P&I Advance with respect to such Non-Serviced Mortgage Loan, if made, would be non‑recoverable, such determination will not be binding on the related master servicer and related trustee under the related Non‑Serviced PSA as such determination relates to any proposed P&I Advance with respect to any related Non-Serviced Companion Loan (unless the Non-Serviced PSA provides otherwise).
Recovery of Advances
The master servicer, the special servicer or the trustee, as applicable, will be entitled to recover (a) any Servicing Advance made out of its own funds from any amounts collected in respect of a Mortgage Loan (or, consistent with the related Intercreditor Agreement, a Serviced Whole Loan) as to which such Servicing Advance was made, and (b) any P&I Advance made out of its own funds from any amounts collected in respect of a Mortgage Loan as to which such P&I Advance was made, whether in the form of late payments, insurance and condemnation proceeds, liquidation proceeds or otherwise from the related Mortgage Loan (“Related Proceeds”).  Each of the master servicer, the special servicer and the trustee will be entitled to recover any Advance by it that it subsequently determines to be a Nonrecoverable Advance out of general collections relating to the Mortgage Loans on deposit in the Collection Account

(first from principal collections and then from any other collections).  Amounts payable in respect of each Serviced Companion Loan pursuant to the related Intercreditor Agreement will not be available for distributions on the certificates or for the reimbursement of Nonrecoverable Advances of principal or interest with respect to the related Mortgage Loan, but will be available, in accordance with the PSA and related Intercreditor Agreement, for the reimbursement of any Servicing Advances with respect to the related Serviced Whole Loan. With respect to a Servicing Advance on a Serviced Whole Loan the master servicer will be entitled to reimbursement first, from amounts that would have been allocable to the holder of the related Mortgage Loan and any related Serviced Companion Loan, on a pro rata basis (based on each such loan’s outstanding principal balance), and then, if the Servicing Advance is a Nonrecoverable Advance, from general collections of the issuing entity; provided that the master servicer will be required, after receiving payment from amounts on deposit in the Collection Account, if any, to (i) promptly notify the holder of the related Companion Loan and (ii) use commercially reasonable efforts to exercise on behalf of the issuing entity the rights of the issuing entity under the related Intercreditor Agreement to obtain reimbursement for a pro rata portion of such amount allocable to the related Companion Loans from the holders of such Companion Loans.
If the funds in the Collection Account relating to the Mortgage Loans allocable to principal on the Mortgage Loans are insufficient to fully reimburse the party entitled to reimbursement, then such party as an accommodation may elect, on a monthly basis, at its sole option and discretion to defer reimbursement of the portion that exceeds such amount allocable to principal (in which case interest will continue to accrue on the unreimbursed portion of the advance) for a time as required to reimburse the excess portion from principal for a consecutive period up to 12 months (provided that any such deferral exceeding 6 months will require, prior to the occurrence and continuance of any Control Termination Event, the consent of the Directing Certificateholder) and any election to so defer will be deemed to be in accordance with the Servicing Standard; provided that no such deferral may occur at any time to the extent that amounts otherwise distributable as principal are available for such reimbursement.
In connection with a potential election by the master servicer or the trustee to refrain from the reimbursement of all or a portion of a particular Nonrecoverable Advance during the one month collection period ending on the related Determination Date for any Distribution Date, the master servicer or the trustee will be authorized to wait for principal collections on the Mortgage Loans to be received until the end of such collection period before making its determination of whether to refrain from the reimbursement of all or a portion of a particular Nonrecoverable Advance; provided, however, that if, at any time the master servicer or the trustee, as applicable, elects, in its sole discretion, not to refrain from obtaining such reimbursement or otherwise determines that the reimbursement of a Nonrecoverable Advance during a one month collection period will exceed the full amount of the principal portion of general collections deposited in the Collection Account for such Distribution Date, then the master servicer or the trustee, as applicable, will be required to use its reasonable efforts to give the 17g-5 Information Provider 15 days’ notice of such determination for posting on the 17g-5 Information Provider’s website, unless extraordinary circumstances make such notice impractical, and thereafter will be required to deliver copies of such notice to the Rating Agencies. Notwithstanding the foregoing, failure to give such notice will in no way affect the master servicer’s or the trustee’s election whether to refrain from obtaining such reimbursement.
Each of the master servicer, the special servicer and the trustee will be entitled to recover any Advance that is outstanding at the time that a Mortgage Loan is modified but is not repaid in full by the borrower in connection with such modification but becomes an obligation of the borrower to pay such amounts in the future (such Advance, together with interest on that Advance, a “Workout-Delayed Reimbursement Amount”) out of principal collections on the Mortgage Loans in the Collection Account.
Any amount that constitutes all or a portion of any Workout-Delayed Reimbursement Amount may in the future be determined to constitute a Nonrecoverable Advance and thereafter will be recoverable as any other Nonrecoverable Advance.
In connection with its recovery of any Advance, each of the master servicer, the special servicer and the trustee will be entitled to be paid, out of any amounts relating to the Mortgage Loans then on deposit in the Collection Account, interest at the Prime Rate (the “Reimbursement Rate”) accrued on the amount of the Advance from the date made to, but not including, the date of reimbursement. Neither the master servicer nor the trustee will be entitled to interest on P&I Advances that accrues before the related due date has passed and any applicable grace period has expired. The “Prime Rate” will be the prime rate, for any day, set forth in The Wall Street Journal, New York edition.
See “—Servicing of the Non-Serviced Mortgage Loan” for reimbursements of servicing advances made in respect of each Non-Serviced Whole Loan under the related Non-Serviced PSA.
Accounts
The master servicer is required to establish and maintain, or cause to be established and maintained, one or more accounts and subaccounts (collectively, the “Collection Account”) in its own name on behalf of the trustee and for the benefit of the Certificateholders [and the RR Interest Owner]. The master servicer is required to deposit in the Collection Account on a daily basis (and in no event later than the [2nd] business day following receipt in available funds) all payments and collections due after the Cut-off Date and other amounts received or advanced with respect to the Mortgage Loans and the Trust Subordinate Companion Loan (including, without limitation, all proceeds (the “Insurance and Condemnation Proceeds”) received under any hazard, title or other insurance policy that provides coverage with respect to a Mortgaged Property or the related Mortgage Loan or Trust Subordinate Companion Loan or in connection with the full or partial condemnation of a Mortgaged Property (other than proceeds applied to the restoration of the Mortgaged Property or released to the related borrower in accordance with the Servicing Standard (or, if applicable, a special servicer) and/or the terms and conditions of the related Mortgage) and all other amounts received and retained in connection with the liquidation of any Mortgage Loan that is defaulted and any related defaulted Companion Loans or property acquired by foreclosure or otherwise (the “Liquidation Proceeds”)) together with the net operating income (less reasonable reserves for future expenses) derived from the operation of any REO Properties.  Notwithstanding the foregoing, the collections on the Whole Loans will be limited to the portion of such amounts that are payable to the holder of the related Mortgage Loan pursuant to the related Intercreditor Agreement.
The master servicer will also be required to establish and maintain a segregated custodial account (the “Serviced Whole Loan Custodial Account” ) with respect to each Serviced Whole Loan, which may be a sub-account of the Collection Account, and deposit amounts collected in respect of each Serviced Whole Loan in the related Serviced Whole Loan Custodial Account. The issuing entity will only be entitled to amounts on deposit in a Serviced Whole Loan Custodial Account to the extent these funds are not otherwise payable to the holder of a related Serviced Companion Loan or payable or reimbursable to any party to the PSA. Any amounts in a Serviced Whole Loan Custodial Account to which the issuing entity is entitled will be transferred on a monthly basis to the Collection Account.
With respect to each Distribution Date, the master servicer will be required to disburse from the Collection Account and remit to the certificate administrator for deposit into the Lower-Tier REMIC Distribution Account in respect of the related Mortgage Loans, to the extent of funds on deposit in the Collection Account, on the related Master Servicer Remittance Date, the Available Funds for such Distribution Date and any yield maintenance charges or prepayment premiums received as of the related Determination Date. The certificate administrator is required to establish and maintain accounts various accounts, including a “Lower-Tier REMIC Distribution Account” , a “Upper-Tier REMIC Distribution Account” , and a “Loan Specific REMIC Distribution Account” , each of which may be sub-accounts of a single account (collectively, the “Distribution Accounts”), in its own name on behalf of the trustee and for the benefit of the Certificateholders (or for the benefit of the [LOAN-SPECIFIC CLASS] certificates, in the case of the Loan Specific REMIC Distribution Account.
On each Distribution Date, the certificate administrator is required to apply amounts on deposit in the Upper‑Tier REMIC Distribution Account (which will include all funds that were remitted by the master servicer from the Collection Account (other than with respect to the Trust Subordinate Companion Loan) or the Loan Specific REMIC Distribution Account), plus, among other things, any P&I Advances less amounts, if any, distributable to the Class R and Class [ARD] certificates as set forth in the PSA generally to (1) in the case of the Upper‑Tier REMIC Distribution Account, make distributions of interest and principal from [Certificate] Available Funds to the holders of the Regular Certificates and the Trust Components, as described under “Description of the Certificates—Distributions”, [and to make distributions of interest and principal from RR Interest Available Funds to the RR Interest Owner, as described under “Description of the Certificates—Distributions” and “Credit Risk Retention—RR Interest”, respectively] and (2) to apply amounts on deposit in the Loan Specific REMIC Distribution Account (which will include all funds that were remitted by the master servicer from the Collection Account with respect to the Trust Subordinate Companion Loan, less amounts, if any, distributable to the Class R certificates) to make distributions of interest and principal from the available funds for the [LOAN-SPECIFIC CLASS] certificates to the holders of the [LOAN-SPECIFIC CLASS] certificates.
The certificate administrator is also required to establish and maintain an account (the “Interest Reserve Account”) which may be a sub-account of the Distribution Account, in its own name on behalf of the trustee for the benefit of the Certificateholders [and the RR Interest Owner]  (other than the holders of the [LOAN-SPECIFIC CLASS] certificates). On the Master Servicer Remittance Date occurring each February and on any Master Servicer Remittance Date occurring in any January which occurs in a year that is not a leap year (in each case, unless the related Distribution Date is the final Distribution Date), the certificate administrator will be required to deposit amounts remitted by the master servicer or P&I Advances made on the related Mortgage Loans into the Interest Reserve Account during the related interest period, in respect of the Mortgage Loans that accrue interest on an Actual/360 Basis (collectively, the “Actual/360 Loans”), in an amount equal to one day’s interest at the Net Mortgage Rate for each such Actual/360 Loan on its Stated Principal Balance and as of the Distribution Date in the month preceding the month in which the Master Servicer Remittance Date occurs, to the extent a Periodic Payment or P&I Advance or other deposit is made in respect of the Mortgage Loans (all amounts so deposited in any consecutive January (if applicable) and February, “Withheld Amounts”). On the Master Servicer Remittance Date occurring each March (or February, if the related Distribution Date is the final Distribution Date), the certificate administrator will be required to withdraw from the Interest Reserve Account an amount equal to the Withheld Amounts from the preceding January (if applicable) and February, if any, and deposit that amount into the Lower-Tier REMIC Distribution Account.
The certificate administrator is also required to establish and maintain an account (the “Exchangeable Distribution Account”), which may be a sub-account of the Distribution Account, in its own name on behalf of the trustee for the benefit of the holders of the Class [PEZ] and the Exchangeable Certificates.
The certificate administrator is also required to establish and maintain an account (the “Excess Interest Distribution Account”), which may be a sub-account of the Distribution Account, in the name of the trustee for the benefit of the holders of the Class [ARD] certificates [and the RR Interest Owner]. Prior to the applicable Distribution Date, the master servicer is required to remit to the certificate administrator for deposit into the Excess Interest Distribution Account an amount equal to the Excess Interest received by the master servicer on or prior to the related Determination Date.
The certificate administrator may be required to establish and maintain an account (the “Gain-on-Sale Reserve Account”[and the “RR Interest Gain-on-Sale Reserve Account”]), each of which may be a sub-account of the Distribution Account, in its own name on behalf of the trustee for the benefit of the Certificateholders [and the RR Interest Owner]. To the extent that any gains are realized on sales of Mortgaged Properties (or, with respect to any Whole Loan, the portion of such amounts that are payable on the related Mortgage Loan pursuant to the related Intercreditor Agreement), [the Non-RRI Percentage of] such gains will be applied on the applicable Distribution Date as part of [Certificate] Available Funds to all amounts due and payable on the Regular Certificates and the Trust Components (including to reimburse for Realized Losses previously allocated to such certificates and/or Trust Components, and to the extent not so applied, such gains will be held and applied to offset future Realized Losses, if any (as determined by the special servicer) [and the RRI Percentage of such gains will be applied on the applicable Distribution Date to reimburse the RR Interest Owner up to an amount equal to all RR Interest Realized Losses, if any, previously deemed allocated to the RR Interest and unreimbursed after application of the RR Interest Available Funds for such Distribution Date]. Any remaining amounts will be distributed on the Class R Certificates.

Other accounts to be established pursuant to the PSA are one or more segregated custodial accounts (the “REO Account”) for collections from REO Properties. Each REO Account will be maintained by the special servicer in its own name on behalf of the trustee and for the benefit of the Certificateholders [and the RR Interest].
The Collection Account, the Serviced Whole Loan Collection Account, the Distribution Account, the Interest Reserve Account, the Exchangeable Distribution Account, the Excess Interest Distribution Account, the Gain-on-Sale Reserve Account and the REO Account are collectively referred to as the “Securitization Accounts” (but with respect to any Whole Loan, only to the extent of the issuing entity’s interest in the Whole Loan. Each of the foregoing accounts will be held at a depository institution or trust company meeting the requirements of the PSA.
Amounts on deposit in the foregoing accounts may be invested in certain United States government securities and other investments meeting the requirements of the PSA (“Permitted Investments”). Interest or other income earned on funds in the accounts maintained by the master servicer, the certificate administrator or the special servicer will be payable to each of them as additional compensation, and each of them will be required to bear any losses resulting from their investment of such funds.
Withdrawals from the Collection Account
 The master servicer may, from time to time, make withdrawals from the Collection Account (or the applicable subaccount of the Collection Account[, exclusive of the Serviced Whole Loan Custodial Account that may be a subaccount of the Collection Account]) for any of the following purposes, in each case only to the extent permitted under the PSA and with respect to the Serviced Whole Loan, subject to the terms of the related Intercreditor Agreement, without duplication (the order set forth below not constituting an order of priority for such withdrawals):
(i)  to remit on each Master Servicer Remittance Date (A) to the certificate administrator for deposit into the Lower-Tier REMIC Distribution Account [(or the Loan Specific REMIC Distribution Account in respect of the Trust Subordinate Companion Loan)] certain portions of the Available Funds [and any prepayment premiums or yield maintenance charges] attributable to the Mortgage Loans on the related Distribution Date, (B) to the certificate administrator for deposit into the Excess Interest Distribution Account an amount equal to the Excess Interest received in the applicable one-month period ending on the related Determination Date, if any, or (C) to the certificate administrator for deposit into the Interest Reserve Account an amount required to be withheld as described above under “—Accounts”;
(ii)  to pay or reimburse the master servicer, the applicable special servicer and the trustee, as applicable, pursuant to the terms of the PSA for Advances made by any of them and interest on Advances (the master servicer’s, special servicer’s or the trustee’s respective right, as applicable, to reimbursement for items described in this clause (ii) being limited as described above under “—Advances”) (provided, that with respect to each Serviced Whole Loan, such reimbursements are subject to the terms of the related Intercreditor Agreement);
(iii)  to pay to the master servicer and the applicable special servicer, as compensation, the aggregate unpaid servicing compensation;
(iv)  to pay to the operating advisor the Operating Advisor Consulting Fee (but only to the extent actually received from the related borrower) or the Operating Advisor Fee;
(v)  to pay to the asset representations reviewer the Asset Representations Reviewer Fee (to the extent such fee is to be paid by the issuing entity);
(vi)  to reimburse the trustee, the applicable special servicer and the master servicer, as applicable, for certain Nonrecoverable Advances or Workout-Delayed Reimbursement Amounts;

(vii)  to reimburse the master servicer, the applicable special servicer or the trustee, as applicable, for any unreimbursed expenses reasonably incurred with respect to each related Mortgage Loan [or related Trust Subordinate Companion Loan] that has been repurchased or substituted by such person pursuant to the PSA or otherwise;
(viii)  to reimburse the master servicer, the applicable special servicer, the asset representation reviewer or the trustee for any unreimbursed expenses reasonably incurred by such person in connection with the enforcement of the applicable mortgage loan seller’s obligations under the applicable section of the related MLPA;
(ix)  to pay for any unpaid costs and expenses incurred by the issuing entity;
(x)  to pay the master servicer and the special servicer, as applicable, as additional servicing compensation, (A) interest and investment income earned in respect of amounts relating to the issuing entity held in the Collection Account and the companion loan distribution account (but only to the extent of the net investment earnings during the applicable one month period ending on the related Distribution Date) and (B) certain penalty charges and default interest;
(xi)  to recoup any amounts deposited in the Collection Account in error;
(xii)  to the extent not reimbursed or paid pursuant to any of the above clauses, to reimburse or pay the master servicer, the applicable special servicer, the operating advisor, the asset representations reviewer, the depositor or any of their respective directors, officers, members, managers, employees and agents, unpaid additional expenses of the issuing entity and certain other unreimbursed expenses incurred by such person pursuant to and to the extent reimbursable under the PSA and to satisfy any indemnification obligations of the issuing entity under the PSA;
(xiii)  to pay for the cost of the opinions of counsel or the cost of obtaining any extension to the time in which the issuing entity is permitted to hold REO Property;
(xiv)  to pay any applicable federal, state or local taxes imposed on any Trust REMIC, or any of their assets or transaction, together with all incidental costs and expenses, to the extent that none of the master servicer, the special servicer, the certificate administrator or the trustee is liable under the PSA;
(xv)  to pay the CREFC® Intellectual Property Royalty License Fee;
(xvi)  to reimburse the certificate administrator out of general collections on the Mortgage Loans, the Trust Subordinate Companion Loan and REO Properties for legal expenses incurred by and reimbursable to it by the issuing entity of any administrative or judicial proceedings related to an examination or audit by any governmental taxing authority;
(xvii)  to pay the applicable mortgage loan seller or any other person, with respect to each Mortgage Loan, if any (or the related Trust Subordinate Companion Loan, if applicable), previously purchased or replaced by such person pursuant to the PSA, all amounts received thereon subsequent to the date of purchase or replacement relating to periods after the date of purchase or replacement;
(xviii)  to remit to the certificate administrator for deposit in the Interest Reserve Account the amounts required to be deposited in the Interest Reserve Account pursuant to the PSA;
(xix)  to remit to the companion paying agent for deposit into the companion distribution account the amounts required to be deposited pursuant to the PSA; and
(xx)  to clear and terminate the Collection Account pursuant to a plan for termination and liquidation of the issuing entity.

[Certain of the foregoing withdrawals of items specifically related to an AB Whole Loan will be made out of the Collection Account, first, from amounts on deposit allocated to the related Subordinate Companion Loan, second, from amounts on deposit allocated to the related Mortgage Loan and then from general collections in respect of all other Mortgage Loans.]
No amounts payable or reimbursable to the parties to the PSA out of general collections that do not specifically relate to a Serviced Whole Loan may be reimbursable from amounts that would otherwise be payable to the related Companion Loan.
Certain costs and expenses (such as a pro rata share of any related Servicing Advances) allocable to the Mortgage Loan (other than a Non-Serviced Mortgage Loan) that is part of a Serviced Whole Loan may be paid or reimbursed out of payments and other collections on the other Mortgage Loans, subject to the issuing entity’s right to reimbursement from future payments and other collections on the related Companion Loan or from general collections with respect to the securitization of the related Companion Loan.  If the master servicer makes, with respect to any Serviced Whole Loan, any reimbursement or payment out of the Collection Account to cover the related Serviced Companion Loan’s share of any cost, expense, indemnity, Servicing Advance or interest on such Servicing Advance, or fee with respect to such Serviced Whole Loan, then the master servicer (with respect to non-Specially Serviced Loans) and the special servicer (with respect to Specially Serviced Loans) must use efforts consistent with the Servicing Standard to collect such amount out of collections on such Serviced Companion Loan or, if and to the extent permitted under the related Intercreditor Agreement, from the holder of the related Serviced Companion Loan.
The master servicer will also be entitled to make withdrawals, from time to time, from the Collection Account of amounts necessary for the payments or reimbursements required to be paid to the parties to the applicable Non-Serviced PSA, pursuant to the applicable Non-Serviced Intercreditor Agreement and the applicable Non-Serviced PSA.  See “—Servicing of the Non-Serviced Mortgage Loan”.
If a P&I Advance is made with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) that is part of a Whole Loan, then that P&I Advance, together with interest on such P&I Advance, may only be reimbursed out of future payments and collections on that Mortgage Loan or, as and to the extent described under “—Advances” above, on other Mortgage Loans, but not out of payments or other collections on the related Serviced Companion Loan.  Likewise, the Certificate Administrator/Trustee Fee and the Operating Advisor Fee that accrue with respect to any Mortgage Loan (other than a Non-Serviced Mortgage Loan) that is part of a Whole Loan and any other amounts payable to the operating advisor may only be paid out of payments and other collections on such Mortgage Loan and/or the Mortgage Pool generally, but not out of payments or other collections on the related Serviced Companion Loan.
Servicing and Other Compensation and Payment of Expenses
General
The parties to the PSA other than the depositor will be entitled to payment of certain fees as compensation for services performed under the PSA. Below is a summary of the fees payable to the parties to the PSA from amounts that the issuing entity is entitled to receive. In addition, CREFC® will be entitled to a license fee for use of their names and trademarks, including a collection of reports specified by the CREFC® from time to time as described in the PSA (the “CREFC® Investor Reporting Package”). Certain additional fees and costs payable by the related borrowers are allocable to the parties to the PSA other than the depositor, but such amounts are not payable from amounts that the issuing entity is entitled to receive. [THE TABLE BELOW AND RELATED DISCLOSURE WILL BE UPDATED TO DISCLOSE ANY ADDITIONAL FEES OR EXPENSES PAID TO THE TRANSACTION PARTIES, INCLUDING ANY RETAINER FEE OR SIMILAR FEE PAID TO THE ASSET REPRESENTATIONS REVIEWER.]

The amounts available for distribution on the certificates [and the RR Interest] on any Distribution Date will generally be net of the following amounts:

Type/Recipient(1)	Amount(1)	Source(1)	Frequency
Fees
Master Servicing Fee / Master Servicer
With respect to the Mortgage Loans and the related Serviced Companion Loans, the product of the monthly portion of the related annual Servicing Fee Rate calculated on the Stated Principal Balance of such Mortgage Loan and Serviced Companion Loan.

Out of recoveries of interest with respect to the related Mortgage Loan (and the related Serviced Companion Loans) or if unpaid after final recovery on the related Mortgage Loan, out of general collections on deposit in the Collection Account with respect to the other Mortgage Loans.
Monthly

Special Servicing Fee / Special Servicer
With respect to each Mortgage Loan (other than the Non‑Serviced Mortgage Loan) and the related Serviced Companion Loan that are a Specially Serviced Loan, the product of the monthly portion of the related annual Special Servicing Fee Rate calculated on the Stated Principal Balance of such Specially Serviced Loan.

First, from liquidation proceeds, insurance and condemnation proceeds, and collections in respect of the related Mortgage Loan (and the related Serviced Companion Loans), and then from general collections on deposit in the Collection Account with respect to the other Mortgage Loans.
Monthly

Workout Fee / Special Servicer(2)
With respect to each Mortgage Loan (other than the Non‑Serviced Mortgage Loan) and the related Serviced Companion Loan that are a Corrected Loan, the Workout Fee Rate multiplied by all payments of interest and principal received on such Mortgage Loan and the related Serviced Companion Loan for so long as they remain a Corrected Loan.

Out of each collection of interest, principal, [and prepayment consideration] received on the related Mortgage Loan (and each related Serviced Companion Loan) and then from general collections on deposit in the Collection Account with respect to the other Mortgage Loans.
Time to time

Liquidation Fee / Special Servicer(2)
With respect to each Mortgage Loan (other than the Non‑Serviced Mortgage Loan) and the related Serviced Companion Loan that are a Specially Serviced Loan for which the special servicer obtains a full, partial or discounted payoff or any liquidation proceeds, insurance proceeds and condemnation proceeds an amount calculated by application of a Liquidation Fee Rate to the related payment or proceeds (exclusive of default interest).

From any liquidation proceeds, insurance proceeds, condemnation proceeds and any other revenues received with respect to the related Mortgage Loan (and each related Serviced Companion Loan) and then from general collections on deposit in the Collection Account with respect to the other Mortgage Loans.
Time to time

Additional Servicing Compensation / Master Servicer and/or Special Servicer(3)	All modification fees, assumption application fees, defeasance fees, assumption, waiver, consent and earnout	Related payments made by borrowers with respect to the related Mortgage Loans and related Serviced Companion	Time to time

Type/Recipient(1)	Amount(1)	Source(1)	Frequency
	fees, late payment charges, default interest and other processing fees actually collected on the Mortgage Loans (other than the Non‑Serviced Mortgage Loan) and related Serviced Companion Loans.	Loans.

Certificate Administrator/Trustee Fee/Certificate Administrator
With respect to each Distribution Date, an amount equal to the product of the monthly portion of the annual Certificate Administrator/Trustee Fee Rate multiplied by the Stated Principal Balance of each Mortgage Loan and the Trust Subordinate Companion Loan.
		Out of general collections on deposit in the Collection Account or the Distribution Account.	Monthly

Certificate Administrator/Trustee Fee/Trustee	With respect to each Distribution Date, an amount equal to the monthly portion of the annual Certificate Administrator/Trustee Fee	Out of general collections on deposit in the Collection Account or the Distribution Account.	Monthly

Operating Advisor Fee / Operating Advisor	With respect to each Distribution Date, an amount equal to the product of the monthly portion of the annual Operating Advisor Fee Rate multiplied by the Stated Principal Balance of each Mortgage Loan.
First, out of recoveries of interest with respect to the related Mortgage Loan and then, if the related Mortgage Loan has been liquidated, out of general collections on deposit in the Collection Account with respect to the other Mortgage Loans.
Monthly

Operating Advisor Consulting Fee / Operating Advisor	$[______] for each Major Decision made with respect to a Mortgage Loan or such lesser amount as the related borrower agrees to pay with respect to such Mortgage Loan.	From the related borrower.	Time to time

Asset Representations Reviewer Fee/Asset Representations Reviewer	Upon the completion of any Asset Review with respect to a Delinquent Loan, the Asset Representations Reviewer Fee.	[Out of general collections on deposit in the Collection Account with respect to the other Mortgage Loans.]	Time to time

Servicing Advances / Master Servicer, Special Servicer or Trustee	To the extent of funds available, the amount of any Servicing Advances.
First, from funds collected with respect to the related Mortgage Loan (and the related Serviced Companion Loans), and with respect to any Nonrecoverable Advance or a Workout Delayed Reimbursement Amount, then out of general collections on deposit in the Collection Account, subject to certain limitations.
Time to time

Interest on Servicing Advances / Master Servicer, Special Servicer or Trustee	At a rate per annum equal to the Reimbursement Rate calculated on the number of	First, out of late payment charges and default interest on the related Mortgage Loan (and	Time to time

Type/Recipient(1)	Amount(1)	Source(1)	Frequency
	days the related Advance remains unreimbursed.	the related Serviced Companion Loans), and then, after or at the same time that advance is reimbursed, out of any other amounts then on deposit in the Collection Account, subject to certain limitations.

P&I Advances / Master Servicer and Trustee	To the extent of funds available, the amount of any P&I Advances.
First, from funds collected with respect to the related Mortgage Loan and then, with respect to a Nonrecoverable Advance or a Workout Delayed Reimbursement Amount, out of general collections on deposit in the Collection Account.
Time to time

Interest on P&I Advances / Master Servicer and Trustee	At a rate per annum equal to Reimbursement Rate calculated on the number of days the related Advance remains unreimbursed.
First, out of default interest and late payment charges on the related Mortgage Loan and then, after or at the same time that advance is reimbursed, out of general collections then on deposit in the Collection Account with respect to the other Mortgage Loans.
Monthly

Indemnification Expenses /
 Trustee, Certificate Administrator, Depositor, Master Servicer, Operating Advisor, Asset Representations Reviewer or Special Servicer and any director, officer, employee or agent of any of the foregoing parties
	Amount to which such party is entitled for indemnification under the PSA.	Out of general collections on deposit in the Collection Account or the Distribution Account (and, under certain circumstances, from collections on Serviced Companion Loans)	Time to time

CREFC® Intellectual Property Royalty License Fee / CREFC®
With respect to each Distribution Date, an amount equal to the product of the CREFC® Intellectual Property Royalty License Fee Rate multiplied by the outstanding principal amount of each Mortgage Loan.
		Out of general collections on deposit in the Collection Account.	Monthly

Expenses of the issuing entity not advanced (which may include reimbursable expenses incurred by the Operating Advisor or Asset Representations Reviewer, expenses relating to environmental remediation or appraisals, expenses of operating REO Property and expense incurred by any independent contractor hired to operate REO Property)
Based on third party charges.
First from collections on the related Mortgage Loan (income on the related REO Property), if applicable, and then from general collections in the Collection Account (and custodial account with respect to a Serviced Companion Loan, if applicable), subject to certain limitations.

-
(1)
With respect to any Mortgage Loan and any related Serviced Companion Loan (or any Specially Serviced Loan) in respect of which an REO Property was acquired, and all references to Mortgage Loan, Companion Loan, Specially Serviced Loan in this table will be deemed to also be references to or to also include any REO Loans.

With respect to the Non-Serviced Mortgage Loan, the related master servicer, special servicer, certificate administrator, trustee, operating advisor and/or asset representations reviewer under the Non-Serviced PSA governing the servicing of the Non-Serviced Mortgage Loan will be entitled to receive similar fees and reimbursements with respect to the Non-Serviced Mortgage Loan in amounts, from sources and at frequencies that are similar, but not necessarily identical, to those described above and, in certain cases (for example, with respect to unreimbursed special servicing fees and servicing advances with respect to the Non-Serviced Whole Loan), such amounts may be reimbursable from general collections on the other Mortgage Loans to the extent not recoverable from the Non-Serviced Whole Loan.

In connection with the servicing and administration of each Serviced Whole Loan pursuant to the terms of the PSA and the related Intercreditor Agreement, the master servicer and special servicer will be entitled to servicing compensation, without duplication, with respect to the related Serviced Companion Loan as well as the related Mortgage Loan to the extent consistent with the PSA and not prohibited by the related Intercreditor Agreement.

(2)
Subject to certain offsets as described below. Circumstances as to when a Liquidation Fee is not payable are set forth in this “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses” section.

(3)	Allocable between the master servicer and the special servicer as provided in the PSA.

Master Servicing Compensation
The fee of the master servicer including the fee of any primary or other sub-servicer (the “Servicing Fee”) will be payable monthly from amounts allocable in respect of interest received in respect of each Mortgage Loan or Serviced Whole Loan (to the extent not prohibited under the related Intercreditor Agreement), and will accrue at a rate (the “Servicing Fee Rate”) on the [Stated Principal Balance] of such Mortgage Loan or Whole Loan, equal to a per annum rate ranging from [_____] % to [______] %. The Servicing Fee payable to the master servicer with respect to each Serviced Companion Loan will be payable, subject to the terms of the related Intercreditor Agreement, from amounts payable in respect of the related Companion Loan.
In addition to the Servicing Fee, the master servicer will be entitled to retain, as additional servicing compensation (other than with respect to the Non-Serviced Mortgage Loan), the following amounts to the extent collected from the related borrower:
•
[__]% of Excess Modification Fees related to any modifications, waivers, extensions or amendments of any Mortgage Loans (other than the Non-Serviced Mortgage Loan) that are not Specially Serviced Loans and any related Serviced Companion Loan to the extent not prohibited by the related Intercreditor Agreement; provided that with respect to such transactions, the consent of and/or processing by the special servicer is not required for the related transaction and, in the event that the special servicer’s consent and/or processing is required, then the master servicer will be entitled to 50% of such fees;

•
[__]% of all assumption application fees received on any Mortgage Loans that are not Specially Serviced Loans (including any related Serviced Companion Loan to the extent not prohibited by the related Intercreditor Agreement) (whether or not the consent of the special servicer is required) and 100% of all defeasance fees;

•
[__]% of assumption, waiver, consent and earnout fees and other processing fees pursuant to the PSA on any Mortgage Loans that are not Specially Serviced Loans (including any related Serviced Companion Loan to the extent not prohibited by the related Intercreditor Agreement), provided that with respect to such transactions, the consent of the special servicer is not required to take such actions;

•
[__]% of all assumption, waiver, consent and earnout fees and other processing fees (other than assumption application and defeasance fees), in each case, with respect to all Mortgage Loans that are not Specially Serviced Loans (including any related Serviced Companion Loan to the extent not prohibited by the related Intercreditor Agreement) for which the special servicer’s processing, consent or approval is required and only to the extent that all amounts then due and payable with respect to the related Mortgage Loan have been paid; and

•
late payment charges and default interest paid by the borrowers (that were accrued while the related Mortgage Loans (other than the Non-Serviced Mortgage Loan) or any related Serviced Companion Loan (to the extent not prohibited by the related Intercreditor Agreement) were not Specially Serviced Loans), but only to the extent such late payment charges and default interest are not needed to pay interest on Advances or certain additional trust fund expenses incurred with respect to the related Mortgage Loan or, if provided under the related Intercreditor Agreement, any related Serviced Companion Loan since the Closing Date.

In addition, the master servicer also is authorized but not required to invest or direct the investment of funds held in the Collection Account in Permitted Investments, and the master servicer will be entitled to retain any interest or other income earned on those funds and will bear any losses resulting from the investment of these funds, except as set forth in the PSA. The master servicer also is entitled to retain any interest earned on any servicing escrow account to the extent the interest is not required to be paid to the related borrowers.
[See “Pooling and Servicing Agreement—Modifications, Waivers and Amendments”.]
“Modification Fees” means, with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Companion Loans, any and all fees with respect to a modification, extension, waiver or amendment that modifies, extends, amends or waives any term of such Mortgage Loan documents and/or related Serviced Companion Loan documents (as evidenced by a signed writing) agreed to by the master servicer or the special servicer, as applicable (other than all assumption fees, assumption application fees, consent fees, defeasance fees, Special Servicing Fees, Liquidation Fees or Workout Fees).
With respect to each of the master servicer and special servicer, the Excess Modification Fees collected and earned by such person from the related borrower (taken in the aggregate with any other Excess Modification Fees collected and earned by such person from the related borrower within the prior 12-months of the collection of the current Excess Modification Fees) will be subject to a cap of [1.0]% of the outstanding principal balance of the related Mortgage Loan or Serviced Whole Loan on the closing date of the related modification, extension, waiver or amendment (after giving effect to such modification, extension, waiver or amendment) with respect to any Mortgage Loan or Serviced Whole Loan.
The Servicing Fee is calculated on the Stated Principal Balance of each Mortgage Loan (including the Non-Serviced Mortgage Loan) and each related Serviced Companion Loan in the same manner as interest is calculated on such Mortgage Loans and Serviced Companion Loans. The Servicing Fee for each Mortgage Loan is included in the Administrative Cost Rate listed for that Mortgage Loan on Annex A. Any Servicing Fee Rate calculated on an Actual/360 Basis will be recomputed on the basis of twelve 30-day months, assuming a 360-day year (“30/360 Basis”) for purposes of calculating the Net Mortgage Rate.
[Pursuant to the terms of the PSA, [NAME OF MASTER SERVICER] will be entitled to retain a portion of the Servicing Fee with respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loan) and, to the extent provided for in the related Intercreditor Agreement, each Serviced Companion Loan notwithstanding any termination or resignation of [NAME OF MASTER SERVICER]  as master servicer; provided that [NAME OF MASTER SERVICER]  may not retain any portion of the Servicing Fee to the extent that portion of the Servicing Fee is required to appoint a successor master servicer. In addition, [NAME OF MASTER SERVICER] will have the right to assign and transfer its rights to receive that retained portion of its Servicing Fee to another party.]

The master servicer will be required to pay its overhead and any general and administrative expenses incurred by it in connection with its servicing activities under the PSA. The master servicer will be entitled to reimbursement for any expenses incurred by it except as expressly provided in the PSA. The master servicer will be responsible for all fees payable to any sub-servicers. See “Description of the Certificates—Distributions—Method, Timing and Amount”.
[With respect to the Non-Serviced Mortgage Loan, the master servicer (or primary servicer) will be entitled to a primary servicing fee accruing at a rate equal to [ [_____] % per annum with respect to the Non-Serviced Mortgage Loan][LIST PRIMARY SERVICING FEE RATE FOR NON-SERVICED MORTGAGE LOAN].]
Special Servicing Compensation
The principal compensation to be paid to the special servicer in respect of its special servicing activities will be the Special Servicing Fee, the Workout Fee and the Liquidation Fee.
The “Special Servicing Fee” will accrue with respect to each Specially Serviced Loan and each REO Loan (other than a Non-Serviced Mortgage Loan) on a loan-by-loan basis at a rate equal to a per annum rate of [______]% [INSERT CAPS OR MINIMUMS] (the “Special Servicing Fee Rate”) calculated on the basis of the Stated Principal Balance of the related Mortgage Loan (including any REO Loan), Companion Loan and the Trust Subordinate Companion Loan, as applicable, and in the same manner as interest is calculated on the Specially Serviced Loans, and will be payable monthly, first from Liquidation Proceeds, Insurance and Condemnation Proceeds, and collections in respect of the related REO Property or Specially Serviced Loan and then from general collections on all the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and any REO Properties. The Non-Serviced Whole Loan will be subject to a similar special servicing fee pursuant to the Non-Serviced PSA. For further detail, see “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan”.
The “Workout Fee” will generally be payable with respect to each Corrected Loan (other than a Non-Serviced Whole Loan) and will be calculated by application of a “Workout Fee Rate” of [______]% to each collection (other than penalty charges and Excess Interest) of interest and principal (other than any amount for which a Liquidation Fee would be paid) (including scheduled payments, prepayments, balloon payments, and payments at maturity or anticipated repayment date) received on the Corrected Loan for so long as it remains a Corrected Loan [INSERT MAXIMUM/MINIMUM FEES]. The Non-Serviced Whole Loan will be subject to a similar workout fee pursuant to the Non-Serviced PSA. For further details, see “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.
[“Excess Modification Fees” means, with respect to any Mortgage Loan or Serviced Whole Loan, if applicable (but not with respect to any Non-Serviced Loan), the sum of (A) the excess of (i) any and all Modification Fees with respect to a modification, waiver, extension or amendment of any of the terms of the related Mortgage Loan (or Serviced Whole Loan, if applicable), over (ii) all unpaid or unreimbursed Advances and additional expenses of the Issuing Entity (including, without limitation, interest on Advances to the extent not otherwise paid or reimbursed by or on behalf of the borrower (including indirect reimbursement from Penalty Charges or otherwise) with respect to such Mortgage Loan (or Serviced Whole Loan, if applicable), but excluding (1) Special Servicing Fees, Workout Fees and Liquidation Fees and (2) borrower delayed reimbursements) outstanding or previously incurred on behalf of the Issuing Entity with respect to the related Mortgage Loan (or Serviced Whole Loan, if applicable) and reimbursed from such Modification Fees (which additional expenses will be reimbursed from such Modification Fees) and (B) expenses previously paid or reimbursed from Modification Fees as described in the preceding clause (A), which expenses have been recovered from the related borrower as Penalty Charges, specific reimbursements or otherwise.  All Excess Modification Fees earned by the Special Servicer will be required to offset any future Workout Fees or Liquidation Fees payable with respect to the related Mortgage Loan (or Whole Loan) or REO Property; provided that if the related Mortgage Loan (or Serviced Whole Loan) ceases being a Corrected Loan, and is subject to a subsequent modification, any Excess Modification Fees earned by the Special Servicer prior to such Mortgage Loan (or Serviced Whole Loan) ceasing to be a Corrected Loan will no longer be offset against future Liquidation Fees and Workout Fees unless such Mortgage Loan (or Serviced

Whole Loan) ceased to be a Corrected Loan within [18] months of it becoming a modified Mortgage Loan (or Serviced Whole Loan). [ If such Mortgage Loan (or Serviced Whole Loan) ceases to be a Corrected Loan, the Special Servicer will be entitled to a Liquidation Fee or Workout Fee (to the extent not previously offset) with respect to the new modification, waiver, extension or amendment or future liquidation of the Specially Serviced Loan or related REO Property (including in connection with a repurchase, sale, refinance, discounted or final payoff or other liquidation); provided that any Excess Modification Fees earned and paid to the Special Servicer in connection with such subsequent modification, waiver, extension or amendment will be applied to offset such Liquidation Fee or Workout Fee to the extent described above.  Within any prior [12]-month period, all Excess Modification Fees earned by the Master Servicer or the Special Servicer (after taking into account any offset described above applied during such prior [12]-month period) with respect to any Mortgage Loan (or Serviced Whole Loan, if applicable) will be subject to a cap equal to the greater of (i) 1% of the outstanding principal balance of such Mortgage Loan (or Serviced Whole Loan, if applicable) after giving effect to such transaction, and (ii) $25,000.]]
The Workout Fee with respect to any Corrected Loan will cease to be payable if the Corrected Loan again becomes a Specially Serviced Loan but will become payable again if and when the Mortgage Loan (including a Serviced Companion Loan again becomes a Corrected Loan. The Workout Fee with respect to any Specially Serviced Loan that becomes a Corrected Loan will be reduced by any Excess Modification Fees paid by or on behalf of the related borrower with respect to a related Mortgage Loan or REO Loan and received by the special servicer as compensation within the prior [18] months, but only to the extent those fees have not previously been deducted from a Workout Fee or Liquidation Fee [INSERT MAXIMUM/MINIMUM FEES].
If the special servicer is terminated (other than for cause) or resigns, it will retain the right to receive any and all Workout Fees payable with respect to a Mortgage Loan, Serviced Companion Loan that became a Corrected Loan during the period that it acted as special servicer and remained a Corrected Loan at the time of that termination or resignation, except that such Workout Fees will cease to be payable if the Corrected Loan again becomes a Specially Serviced Loan. The successor special servicer will not be entitled to any portion of those Workout Fees. If the special servicer resigns or is terminated (other than for cause), it will receive any Workout Fees payable on Specially Serviced Loans for which the resigning or terminated special servicer had determined to grant a forbearance or cured the event of default through a modification, restructuring or workout negotiated by the special servicer and evidenced by a signed writing, but which had not as of the time the special servicer resigned or was terminated become a Corrected Loan solely because the borrower had not made three consecutive timely Periodic Payments and which subsequently becomes a Corrected Loan as a result of the borrower making such three consecutive timely Periodic Payments.
A “Liquidation Fee” will be payable to the special servicer with respect to each Specially Serviced Loan or REO Property (except with respect to the Non-Serviced Mortgage Loan) as to which the special servicer receives (a) a full, partial or discounted payoff from the related borrower or (b) any Liquidation Proceeds or Insurance and Condemnation Proceeds (including the related Companion Loan, if applicable) or REO Property. The Liquidation Fee for each Specially Serviced Loan (and each related Serviced Companion Loan) and REO Property will be payable from, and will be calculated by application of a “Liquidation Fee Rate” of [___]% to the related payment or proceeds; provided that the Liquidation Fee with respect to any Specially Serviced Loan will be reduced by the amount of any Excess Modification Fees paid by or on behalf of the related borrower with respect to the related Mortgage Loan (including a Serviced Companion Loan or REO Property and received by the special servicer as compensation within the prior [18] months, but only to the extent those fees have not previously been deducted from a Workout Fee or Liquidation Fee [INSERT MAXIMUM/MINIMUM FEES].
Notwithstanding anything to the contrary described above, no Liquidation Fee will be payable based upon, or out of, Liquidation Proceeds received in connection with:
(i) (A) the repurchase of, or substitution for, any Mortgage Loan, Serviced Companion Loan or Trust Subordinate Companion Loan by a mortgage loan seller for a breach of representation or warranty or for defective or deficient Mortgage Loan documentation within the time period (or extension of such time period) provided for such repurchase or substitution if such repurchase or substitution occurs prior to the termination of such extended period, or (B) the payment of a Loss of Value Payment in connection with any such breach or document defect,
(ii) the purchase of (A) any Specially Serviced Loan that is an AB Whole Loan or related REO Property by the holders of the Subordinate Companion Loan or the [LOAN SPECIFIC CLASS] certificates or (B) any Specially Serviced Loan or an REO Property that is subject to mezzanine indebtedness by the holder of the related mezzanine loan, in each case described in clause (ii)(A) or (B) above, within 90 days of such holder’s purchase option first becoming exercisable during the period prior to such Mortgage Loan becoming a Corrected Loan,
(iii) the purchase of all of the Mortgage Loans and REO Properties and, if applicable, the Trust Subordinate Companion Loan, in connection with an optional termination of the issuing entity,
(iv) with respect to a [Serviced Pari Passu Companion Loan], (A) a repurchase of such Serviced Pari Passu Companion Loan by the applicable mortgage loan seller for a breach of representation or warranty or for defective or deficient Mortgage Loan documentation under the pooling and servicing agreement for the securitization trust that owns such Serviced Pari Passu Companion Loan within the time period (or extension of such time period) provided for such repurchase if such repurchase occurs prior to the termination of such extended period provided in such pooling and servicing agreement or (B) a purchase of such Serviced Pari Passu Companion Loan by an applicable party to a pooling and servicing agreement pursuant to a clean-up call or similar liquidation of another securitization entity,
(v) the purchase of any Specially Serviced Loan by the special servicer or its affiliate (except if such affiliate purchaser is the Directing Certificateholder or its affiliate; provided, however, that if no Control Termination Event has occurred and is continuing, such affiliated Directing Certificateholder or its affiliate purchases any Specially Serviced Loan within 90 days after the special servicer delivers to such Directing Certificateholder for approval the initial asset status report with respect to such Specially Serviced Loan, the special servicer will not be entitled to a liquidation fee in connection with such purchase by the Directing Certificateholder or its affiliates) or
(vi) if a Mortgage Loan or the Serviced Whole Loan becomes a Specially Serviced Loan only because of an event described in clause (1) of the definition of “Specially Serviced Loan” under the heading “Pooling and Servicing Agreement—General” and the related Liquidation Proceeds are received within 90 days following the related maturity date as a result of the related Mortgage Loan or the Serviced Whole Loan being refinanced or otherwise repaid in full. Notwithstanding the foregoing, in the event that a liquidation fee is not payable due to the application of any of clauses (i) through (v) above, the special servicer may still collect and retain a liquidation fee and similar fees from the related borrower to the extent provided for in, or not prohibited by, the related Mortgage Loan documents. The Non-Serviced Whole Loan will be subject to a similar liquidation fee pursuant to the Non-Serviced PSA. For further detail, see “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan”.
 The special servicer will also be entitled to additional servicing compensation in the form of:
(i)  [____]% of Excess Modification Fees related to modifications, waivers, extensions or amendments of any Specially Serviced Loans,
(ii) [____]% of assumption application fees and assumption fees and other related fees as further described in the PSA, received with respect to the Specially Serviced Loans,
(iii)        [____]% of waiver, consent and earnout fees on any Specially Serviced Loan or certain other similar fees paid by the related borrower, and

(iv)        [____]% of all Excess Modification Fees and assumption fees, consent fees and earnout fees received with respect to all Mortgage Loans (including the Serviced Companion Loans, to the extent not prohibited by the related Intercreditor Agreements, if applicable) (excluding the Non-Serviced Mortgage Loan) and Subordinate Companion Loan that are not Specially Serviced Loans and for which the special servicer’s processing, consent or approval is required.
The special servicer will also be entitled to late payment charges and default interest paid by the borrowers and accrued while the related Mortgage Loans (including the related Companion Loan, if applicable, and to the extent not prohibited by the related Intercreditor Agreement) and Subordinate Companion Loan were Specially Serviced Loans and that are not needed to pay interest on Advances or certain additional trust fund expenses with respect to the related Mortgage Loan (including the related Companion Loan, if applicable, to the extent not prohibited by the related Intercreditor Agreement) and Subordinate Companion Loan since the Closing Date. The special servicer also is authorized but not required to invest or direct the investment of funds held in the REO Account in Permitted Investments, and the special servicer will be entitled to retain any interest or other income earned on those funds and will bear any losses resulting from the investment of these funds, except as set forth in the PSA.
The Non-Serviced Mortgage Loan is serviced under the Non-Serviced PSA (including those occasions under the Non-Serviced PSA when the servicing of the Non-Serviced Mortgage Loan has been transferred from the Non-Serviced Master Servicer to the Non-Serviced Special Servicer). Accordingly, in its capacity as the special servicer under the PSA, the special servicer will not be entitled to receive any special servicing compensation for the Non-Serviced Mortgage Loan. Only the Non-Serviced Special Servicer will be entitled to special servicing compensation on the Non-Serviced Mortgage Loan and only the Non-Serviced Special Servicer will be entitled to special servicing compensation on the Non-Serviced Whole Loan.
Disclosable Special Servicer Fees
The PSA will provide that the special servicer and its affiliates will be prohibited from receiving or retaining any Disclosable Special Servicer Fees in connection with the disposition, workout or foreclosure of any Mortgage Loan and Serviced Companion Loan, the management or disposition of any REO Property, or the performance of any other special servicing duties under the PSA. The PSA will also provide that, with respect to each Distribution Date, the special servicer must deliver or cause to be delivered to the master servicer within two (2) business days following the Determination Date, and the master servicer must deliver, to the extent it has received, to the certificate administrator, without charge and on the same day as the master servicer is required to deliver the CREFC® investor reporting package for such Distribution Date, an electronic report which discloses and contains an itemized listing of any Disclosable Special Servicer Fees received by the special servicer or any of its affiliates with respect to such Distribution Date, provided that no such report will be due in any month during which no Disclosable Special Servicer Fees were received.
“Disclosable Special Servicer Fees” means, with respect to any Mortgage Loan (other than a Non-Serviced Loan), Serviced Whole Loan or REO Property (other than any interest in REO Property acquired with respect to any Non-Serviced Loan), any compensation and other remuneration (including, without limitation, in the form of commissions, brokerage fees and rebates) received or retained by the Special Servicer or any of its affiliates that is paid by any person or entity (including, without limitation, the Issuing Entity, any borrower, any property manager, any guarantor or indemnitor in respect of the related Mortgage Loan or Serviced Whole Loan and any purchaser of the related Mortgage Loan, Serviced Whole Loan or REO Property) in connection with the disposition, workout or foreclosure of the related Mortgage Loan (or Serviced Whole Loan, if applicable), the management or disposition of the related REO Property, and the performance by the Special Servicer or any such affiliate of any other special servicing duties under the PSA other than (1) any compensation which is payable to the Special Servicer under the PSA or (2) to the extent included in a CREFC® Report for the applicable period, any Permitted Special Servicer/Affiliate Fees.

“Permitted Special Servicer/Affiliate Fees” means any commercially reasonable treasury management fees, banking fees, title insurance and/or other insurance commissions and fees, title agency fees, and appraisal fees received or retained by the Special Servicer or any of its affiliates in connection with any services performed by such party with respect to any Mortgage Loan, Serviced Whole Loan or REO Property, in each case, in accordance with the PSA.
The special servicer will be required to pay its overhead and any general and administrative expenses incurred by it in connection with its servicing activities under the PSA. The special servicer will not be entitled to reimbursement for any expenses incurred by it except as expressly provided in the PSA. See “Description of the Certificates—Distributions—Method, Timing and Amount.
Certificate Administrator and Trustee Compensation
As compensation for the performance of its routine duties, the trustee and the certificate administrator will be paid a fee (collectively, the “Certificate Administrator/Trustee Fee”); provided that the Certificate Administrator/Trustee Fee includes the trustee fee, and the certificate administrator will pay the trustee fee to the trustee in an amount equal to $[___] per month. The Certificate Administrator/Trustee Fee will be payable monthly from amounts received in respect of the mortgage loans and will be equal to the product of a rate equal to [______]% per annum (the “Certificate Administrator/Trustee Fee Rate”) and the Stated Principal Balance of the Mortgage Loans and any REO Loans and will be calculated in the same manner as interest is calculated on such Mortgage Loans. The Certificate Administrator/Trustee Fee includes the trustee fee.
Operating Advisor Compensation
The fee of the operating advisor (the “Operating Advisor Fee”) will be payable monthly from amounts received in respect of each Mortgage Loan (including the Trust Subordinate Companion Loan and the Non-Serviced Mortgage Loan, but not the Companion Loan) and REO Loan, and will accrue at a rate (the “Operating Advisor Fee Rate”), equal to a per annum rate of [________]%,and the Stated Principal Balance of the Mortgage Loans and any REO Loans and will be calculated in the same manner as interest is calculated on such Mortgage Loans.
A “Operating Advisor Consulting Fee” will be payable to the operating advisor with respect to each Major Decision on which the operating advisor has consultation obligations and performed its duties with respect to that Major Decision. The Operating Advisor Consulting Fee will be a fee for each such Major Decision equal to $[_____] (or such lesser amount as the related borrower agrees to pay) with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan); provided that the operating advisor may in its sole discretion reduce the Operating Advisor Consulting Fee with respect to any Major Decision; provided, further, that the master servicer or the special servicer, as applicable, will each be permitted to waive or reduce the amount of any such Operating Advisor Consulting Fee payable by the related borrower if it determines that such full or partial waiver is in accordance with the Servicing Standard, but may in no event take any enforcement action with respect to the collection of such Operating Advisor Consulting Fee other than requests for collection (provided that the master servicer or the special servicer, as applicable, will be required to consult, on a non-binding basis, with the operating advisor prior to any such waiver or reduction).
Each of the Operating Advisor Fee and the Operating Advisor Consulting Fee will be payable from funds on deposit in the Collection Account out of amounts otherwise available to make distributions on the Offered Certificates as described in “Description of the Certificates—Distributions”, but with respect to the Operating Advisor Consulting Fee only as and to the extent that such fee is actually received from the related borrower. If the operating advisor has consultation rights with respect to a Major Decision, the PSA will require the master servicer or the special servicer processing the Major Decision, to use efforts to collect the applicable Operating Advisor Consulting Fee from the related borrower in connection with such Major Decision that are consistent with the efforts that the master servicer or the special servicer, as applicable, would use to collect any borrower-paid fees owed to it in accordance with the Servicing

Standard (taking into account whether or not such fees are provided for in the related loan agreement), but only to the extent not prohibited by the related Mortgage Loan documents.
In addition to the Operating Advisor Fee and the Operating Advisor Consulting Fee, the operating advisor will be entitled to reimbursement of Operating Advisor Expenses in accordance with the terms of the PSA. “Operating Advisor Expenses” for each Distribution Date will equal any unreimbursed indemnification amounts or additional trust fund expenses payable to the operating advisor pursuant to the PSA (other than the Operating Advisor Fee and the Operating Advisor Consulting Fee).
Asset Representations Reviewer Compensation
With respect to each Delinquent Loan, the asset representations reviewer is required to be paid a fee of $[_________] (the “Asset Representations Reviewer Fee”). Additionally, the asset representations reviewer is required to be paid or reimbursed for its reasonable out-of-pocket costs and expenses (including the reasonable compensation and the expenses and disbursements of its counsel and of all persons not regularly in its employ) to the extent such payments are “unanticipated expenses”, except any such expense or disbursement as may arise from its negligence, bad faith or willful misconduct. [Similar fees and/or fee provisions to those described above will be (or are expected to be) payable to the applicable asset representations reviewer under each Non-Serviced PSA with respect to the Non-Serviced Mortgage Loan, although there may be differences in the calculations of such fees.]
As compensation for the performance of its routine duties, the asset representations reviewer will be paid a fee (the “Asset Representations Reviewer Fee”), payable monthly from amounts received in respect of the Mortgage Loans and will be equal to the product of a rate equal to [___________]% per annum (the “Asset Representations Reviewer Fee Rate”) and the Stated Principal Balance of the Mortgage Loans and any REO Loans (including any Non-Serviced Mortgage Loan, but not any Companion Loan) and will be calculated in the same manner as interest is calculated on such Mortgage Loans. Upon the completion of any Asset Review with respect to each Delinquent Loan, the asset representations reviewer will be required to be paid a fee of (i) $[___________] plus $1,000 per additional Mortgaged Property with respect to a Delinquent Loan with a Cut-off Date Balance less than $[___________], (ii) $[___________] plus $1,000 per additional Mortgaged Property with respect to a Delinquent Loan with a Cut-off Date Balance greater than or equal to $[___________], but less than $[___________] or (iii) $[___________] plus $1,000 per additional Mortgaged Property with respect to a Delinquent Loan with a Cut-off Date Balance greater than or equal to $[___________] (the “Asset Representations Reviewer Asset Review Fee”).
The Asset Representations Reviewer Fee will be payable from funds on deposit in the Collection Account out of amounts otherwise available to make distributions on the certificates as described above in “—Withdrawals from the Collection Account”. The Asset Representations Reviewer Asset Review Fee with respect to each Delinquent Loan will be required to be paid by the mortgage loan seller; provided, however, that if the mortgage loan seller is insolvent, such fee will become an expense of the issuing entity following delivery by the asset representations reviewer of evidence reasonably satisfactory to the master servicer or the special servicer, as the case may be, of such insolvency; provided, further, that notwithstanding any payment of such fee by the issuing entity to the asset representations reviewer, such fee will remain an obligation of the mortgage loan seller and the master servicer or the special servicer will be required to pursue remedies against the mortgage loan seller in accordance with the servicing standard in order to seek recovery of such amounts from the mortgage loan seller or its insolvency estate. The Asset Representations Reviewer Asset Review Fee with respect to a Delinquent Loan is required to be included in the Purchase Price for any Mortgage Loan that was the subject of a completed Asset Review and that is repurchased by the mortgage loan seller to the extent such fee was not already paid by the mortgage loan seller, and such portion of the Purchase Price received will be used to reimburse the trust for such fees paid to the asset representations reviewer pursuant to the terms of the PSA.
CREFC® Intellectual Property Royalty License Fee
CREFC® Intellectual Property Royalty License Fee will be paid to CREFC® on a monthly basis.

“CREFC® Intellectual Property Royalty License Fee” with respect to each Mortgage Loan, REO Loan (other than the portion of an REO Loan related to any Serviced Companion Loan) and Trust Subordinate Companion Loan and for any Distribution Date is the amount accrued during the related Interest Accrual Period at the CREFC® Intellectual Property Royalty License Fee Rate on the Stated Principal Balance of such Mortgage Loan, REO Loan or Trust Subordinate Companion Loan as of the close of business on the Distribution Date in such Interest Accrual Period; provided, that such amounts will be computed for the same period and on the same interest accrual basis respecting which any related interest payment due or deemed due on the related Mortgage Loan, REO Loan or Trust Subordinate Companion Loan is computed and will be prorated for partial periods. The CREFC® Intellectual Property Royalty License Fee is a fee payable to CREFC® for a license to use the CREFC® Investor Reporting Package in connection with the servicing and administration, including delivery of periodic reports to the Certificateholders, of the issuing entity pursuant to the PSA. No CREFC® Intellectual Property Royalty License Fee will be paid on any Companion Loan.
“CREFC® Intellectual Property Royalty License Fee Rate” with respect to each Mortgage Loan and Trust Subordinate Companion Loan is a rate equal to 0.0005% per annum.
Appraisal Reduction Amounts
After an Appraisal Reduction Event has occurred with respect to a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or a Serviced Whole Loan, an Appraisal Reduction Amount is required to be calculated. An “Appraisal Reduction Event” will occur on the earliest of:
(1)
the date on which a reduction in the amount of Periodic Payments on the Mortgage Loan or related Subordinate Companion Loan or Companion Loan, as applicable, or a change in any other material economic term of the Mortgage Loan or the related Subordinate Companion Loan or Companion Loan, as applicable, (other than an extension of its maturity), becomes effective as a result of a modification of the related Mortgage Loan or the related Subordinate Companion Loan or Companion Loan, as applicable, by the special servicer;

(2)
60 days after an uncured delinquency (without regard to the application of any grace period), other than any uncured delinquency in respect of a balloon payment, occurs in respect of the Mortgage Loan, a related Companion Loan or Subordinate Companion Loan, as applicable;

(3)
solely in the case of a delinquent balloon payment, (A) the date occurring 60 days beyond the date on which that balloon payment was due (except as described in clause B below) or (B) if the related borrower has delivered to the master servicer or special servicer (and in either such case the master servicer or the special servicer, as applicable, will be required to promptly deliver a copy thereof to the other such servicer), a refinancing commitment acceptable to the special servicer prior to the date 60 days after maturity, the date occurring 120 days after the date on which that balloon payment was due (or for such shorter period beyond the date on which that balloon payment was due during which the refinancing is scheduled to occur);

(4)	the date on which the related Mortgaged Property became an REO Property;
(5)	the 60th day after a receiver or similar official is appointed (and continues in that capacity) in respect of the related Mortgaged Property;
(6)	the 60th day after the date the related borrower is subject to a bankruptcy, insolvency or similar proceedings (if not dismissed within those 60 days);; and
(7)	the date on which the Mortgage Loan (or Serviced Whole Loan) remains outstanding 5 years following any extension of its maturity date pursuant to the Pooling and Servicing Agreement.
No Appraisal Reduction Event may occur at any time when the Certificate Balances of all classes of Subordinate Certificates have been reduced to zero.

 The “Appraisal Reduction Amount” for any Distribution Date and for any Mortgage Loan (other than any Non-Serviced Mortgage Loan) or any Serviced Whole Loan as to which any Appraisal Reduction Event has occurred, will be an amount, calculated by the special servicer (prior to the occurrence of a Consultation Termination Event, in consultation with the Directing Certificateholder and, after the occurrence and during the continuance of a Control Termination Event, in consultation with the operating advisor), as of the first Determination Date that is at least 10 business days following the date the special servicer receives an appraisal or conducts a valuation described below equal to the excess of
(a)	the Stated Principal Balance of that Mortgage Loan or the Stated Principal Balance of the applicable Serviced Whole Loan, as the case may be, over
(b)	the excess of
1. the sum of
a)
90% of the appraised value of the related Mortgaged Property as determined (A) by one or more MAI appraisals obtained by the special servicer with respect to that Mortgage Loan (together with any other Mortgage Loan cross-collateralized with such Mortgage Loan) or Serviced Whole Loan with an outstanding principal balance equal to or in excess of [$2,000,000] (the costs of which will be paid by the master servicer as an Advance), or (B) by an internal valuation performed by the special servicer with respect to any Mortgage Loan (together with any other Mortgage Loan cross-collateralized with such Mortgage Loan) or Serviced Whole Loan with an outstanding principal balance less than [$2,000,000], minus with respect to any MAI appraisals such downward adjustments as the special servicer may make (without implying any obligation to do so) based upon its review of the appraisals and any other information it deems relevant, and

b)	all escrows, letters of credit and reserves in respect of that Mortgage Loan or Serviced Whole Loan as of the date of calculation; over
2. the sum as of the Due Date occurring in the month of the date of determination of
a)
to the extent not previously advanced by the master servicer or the trustee, all unpaid interest due on that Mortgage Loan or Serviced Whole Loan at a per annum rate equal to the Mortgage Rate (and any accrued and unpaid interest on any Subordinate Companion Loan),

b)
all P&I Advances on the related Mortgage Loan and all Servicing Advances on the related Mortgage Loan or Serviced Whole Loan not reimbursed from the proceeds of such Mortgage Loan or Serviced Whole Loan and interest on those Advances at the Reimbursement Rate in respect of that Mortgage Loan or Serviced Whole Loan,

c)
all currently due and unpaid real estate taxes and assessments, insurance premiums and ground rents, unpaid Special Servicing Fees and all other amounts due and unpaid (including any capitalized interest whether or not then due and payable) with respect to such Mortgage Loan, Serviced Whole Loan (which tax, premiums, ground rents and other amounts have not been the subject of an Advance by the master servicer, the special servicer or the trustee, as applicable); and

d)	any other unpaid additional expenses of the issuing entity in respect of such Mortgage Loan or Serviced Whole Loan.
[Each Serviced Whole Loan will be treated as a single Mortgage Loan for purposes of calculating an Appraisal Reduction Amount with respect to the Mortgage Loan and Companion Loan, as applicable, that comprise such Serviced Whole Loan. Any Appraisal Reduction Amount in respect of any Serviced Mortgage Loan will be allocated, pro rata, between the related Serviced Mortgage Loan and the related

Serviced Pari Passu Companion Loan based upon their respective Stated Principal Balances.  Any Appraisal Reduction Amount in respect of an AB Whole Loan will be allocated, first, to the Subordinate Companion Loan (until its principal balance is notionally reduced to zero by such related Appraisal Reduction Amounts) and second, to the related Mortgage Loan. For a summary of the provisions in the Non-Serviced PSA relating to appraisal reductions, see “—Servicing of the Non-Serviced Mortgage Loan” below.
The “Allocated Appraisal Reduction Amount” for any Distribution Date and for any Mortgage Loan (other than any Non-Serviced Mortgage Loan) or any Serviced Whole Loan as to which any Appraisal Reduction Event has occurred, will be an amount equal to the Non-RRI Percentage of the related Appraisal Reduction Amount.
The special servicer will be required to order an appraisal or conduct a valuation, promptly upon the occurrence of an Appraisal Reduction Event (other than with respect to a Non-Serviced Whole Loan). On the first Determination Date occurring on or after the tenth business day following the receipt of the MAI appraisal or the completion of the valuation, the master servicer will be required to calculate and report to the special servicer, the trustee, the certificate administrator, the operating advisor and, prior to the occurrence of any Consultation Termination Event, the Directing Certificateholder, the Appraisal Reduction Amount, taking into account the results of such appraisal or valuation and receipt of information requested by the master servicer from the special servicer reasonably necessary to calculate the Appraisal Reduction Amount. Such report will also be forwarded by the master servicer (or the special servicer if the related Mortgage Loan is a Specially Serviced Loan), to the extent the related Serviced Companion Loan has been included in a securitization transaction, to the master servicer of such securitization into which the related Serviced Companion Loan has been sold, or to the holder of any related Serviced Companion Loan by the master servicer (or the special servicer if the related Mortgage Loan is a Specially Serviced Loan).
In the event that the Special Servicer has not received any required appraisal within 120 days after the event described in the definition of “Appraisal Reduction Event” (without regard to the time periods set forth in the definition), then solely for purposes of determining the amounts of the P&I Advances, the amount of the Appraisal Reduction will be deemed to be an amount equal to 25% of the current Stated Principal Balance of the related Mortgage Loan (or Serviced Whole Loan) until an MAI appraisal is received by the special servicer. The Appraisal Reduction Amount is calculated as of the first Determination Date that is at least ten (10) business days after the special servicer’s receipt of such MAI appraisal. The special servicer will provide (via electronic delivery) the master servicer with any information in its possession that is reasonably required to determine, redetermine, calculate or recalculate any Appraisal Reduction Amount pursuant to its definition using reasonable efforts to deliver such information within four business days of the master servicer’s reasonable request (which request is required to be made promptly, but in no event later than ten (10) business days, after the special servicer’s receipt and delivery to the master servicer of the applicable appraisal or preparation of the applicable internal valuation); provided, however, that the master servicer’s failure to timely make such a request will not relieve the special servicer of its obligation to use reasonable efforts to provide such information to the master servicer within four (4) business days following the master servicer’s reasonable request. The special servicer will not calculate Appraisal Reduction Amounts.
With respect to each Mortgage Loan (other than the Non-Serviced Mortgage Loans) and each Serviced Whole Loan as to which an Appraisal Reduction Event has occurred (unless the Mortgage Loan or Serviced Whole Loan has remained current for three consecutive Periodic Payments, and with respect to which no other Appraisal Reduction Event has occurred with respect to that Mortgage Loan during the preceding three months (for such purposes taking into account any amendment or modification of such Mortgage Loan, any related Serviced Companion Loan or Serviced Whole Loan)), the special servicer is required (i) within 30 days of the end of each 9-month period following the related Appraisal Reduction Event and (ii) upon its determination that the value of the related Mortgaged Property has materially changed, to notify the master servicer of the occurrence of such anniversary or determination and to order an appraisal (which may be an update of a prior appraisal), the cost of which will be paid by the master servicer as a Servicing Advance (or to the extent it would be a Nonrecoverable Advance, an expense of the issuing entity paid out of the Collection Account), or to conduct an internal valuation, as applicable. Based upon the appraisal or valuation and receipt of information reasonably requested by the special servicer from the master servicer necessary to calculate the Appraisal Reduction Amount, the special servicer is required to determine or redetermine, as applicable, and report to the master servicer, the trustee, the certificate administrator, the operating advisor and, prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder, the calculated or recalculated amount of the Appraisal Reduction Amount with respect to the Mortgage Loan or Serviced Whole Loan, as applicable. Such report will also be forwarded to the holder of any related Companion Loan by the master servicer (or the special servicer if the related Mortgage Loan is a Specially Serviced Loan). Prior to the occurrence of a Consultation Termination Event, the special servicer will consult with the Directing Certificateholder, with respect to any appraisal, valuation or downward adjustment in connection with an Appraisal Reduction Amount. Notwithstanding the foregoing, the special servicer will not be required to obtain an appraisal or valuation with respect to a Mortgage Loan or Serviced Whole Loan that is the subject of an Appraisal Reduction Event to the extent the special servicer has obtained an appraisal or valuation with respect to the related Mortgaged Property within the 9-month period prior to the occurrence of the Appraisal Reduction Event. Instead, the special servicer may use the prior appraisal or valuation in calculating any Appraisal Reduction Amount with respect to the Mortgage Loan or Serviced Whole Loan, provided that the special servicer is not aware of any material change to the Mortgaged Property that has occurred that would affect the validity of the appraisal or valuation.
Each Non-Serviced Mortgage Loan is subject to the provisions in the related Non-Serviced PSA relating to appraisal reductions that are similar, but not necessarily identical, to the provisions described above. The existence of an appraisal reduction under the related Non-Serviced PSA in respect of any Non-Serviced Mortgage Loan will proportionately reduce the master servicer’s or the trustee’s, as the case may be, obligation to make P&I Advances on a Non-Serviced Mortgage Loan and will generally have the effect of reducing the amount otherwise available for distributions to the Certificateholders. Pursuant to the related Non-Serviced PSA, each Non-Serviced Mortgage Loan will be treated, together with each related Non-Serviced Companion Loan, as a single Mortgage Loan for purposes of calculating an appraisal reduction amount with respect to the loans that comprise such Non-Serviced Whole Loan. Any appraisal reduction calculated with respect to any Non-Serviced Whole Loan will generally be allocated to the related Non-Serviced Mortgage Loan and the Non-Serviced Pari Passu Companion Loan, on a pro rata basis based upon their respective Stated Principal Balances.
If any Mortgage Loan (other than any Non-Serviced Mortgage Loan) or any Serviced Whole Loan previously subject to an Appraisal Reduction Amount that becomes a Corrected Loan, and with respect to which no other Appraisal Reduction Event has occurred and is continuing, the Appraisal Reduction Amount and the related Appraisal Reduction Event will cease to exist.
As a result of calculating one or more Appraisal Reduction Amounts (and, in the case of any Whole Loan, to the extent allocated in the related Mortgage Loan), the amount of any required P&I Advance will be reduced, which will have the effect of reducing the amount of interest available to the most subordinate class of certificates or Trust Components then-outstanding (i.e., first, to Class [__] certificates, second, to the Class [__] certificates, third, to the Class [__] certificates, fourth, to the Class [A] Trust Component (and correspondingly, to the Class [A] certificates and the Class [PEZ] certificates, pro rata based on their respective percentage interests in the Class [A] Trust Component), fifth, to the Class [B] Trust Component (and correspondingly, to the Class [B] certificates and the Class [PEZ] certificates, pro rata based on their respective percentage interests in the Class [B] Trust Component), sixth, to the Class [C] Trust Component (and correspondingly, to the Class [C] certificates and the Class [PEZ] certificates, pro rata based on their respective percentage interests in the Class [C] Trust Component), and finally, pro rata based on their respective interest entitlements, to the Senior Certificates). See “Pooling and Servicing Agreement—Advances”. [The resulting reduction of interest entitlements will also result in a corresponding reduction in any amount of the interest entitlement of the RR Interest.
Appraisal Reduction Amounts and Cumulative Appraisal Reduction Amounts allocated to a related Mortgage Loan will be allocated between the RR Interest on the one hand and the certificates, on the other hand, based on the RRI Percentage and the Non-RRI Percentage, respectively.]

As of the first Determination Date following a Mortgage Loan (other than a Non-Serviced Mortgage Loan) becoming an AB Modified Loan, the special servicer will be required to calculate whether a Collateral Deficiency Amount exists with respect to such AB Modified Loan, taking into account the most recent appraisal obtained by the special servicer with respect to such Mortgage Loan and all other information relevant to a Collateral Deficiency Amount determination. Upon obtaining knowledge or receipt of notice by the special servicer that a Non-Serviced Mortgage Loan has become an AB Modified Loan, the special servicer will be required to (i) promptly request from the related Non-Serviced Master Servicer, Non-Serviced Special Servicer and Non-Serviced Trustee the most recent appraisal with respect to such AB Modified Loan, in addition to all other information reasonably required by the special servicer to calculate whether a Collateral Deficiency Amount exists with respect to such AB Modified Loan, and (ii) as of the first Determination Date following receipt by the special servicer of the appraisal and any other information set forth in the immediately preceding clause (i) that the special servicer reasonably expects to receive, calculate whether a Collateral Deficiency Amount exists with respect to such AB Modified Loan, taking into account the most recent appraisal obtained by the Non-Serviced Special Servicer with respect to such Non-Serviced Mortgage Loan, and all other information relevant to a Collateral Deficiency Amount determination. Upon obtaining knowledge or receipt of notice by any other party to the PSA that a Non-Serviced Mortgage Loan has become an AB Modified Loan, such party will be required to promptly notify the special servicer thereof.  The master servicer will be required to provide (via electronic delivery) the special servicer with any information in its possession that is reasonably required to determine, redetermine, calculate or recalculate any Collateral Deficiency Amount for any Mortgage Loan (other than any Non-Serviced Mortgage Loan) and any Serviced Companion Loan using reasonable efforts to deliver such information within 4 business days of the special servicer’s reasonable request. Upon reasonable prior written request, the master servicer will be required to use reasonable efforts to assist the special servicer in obtaining information reasonably required to calculate or recalculate any Collateral Deficiency Amount with respect to an Non-Serviced Mortgage Loan in the event that the special servicer is unsuccessful in obtaining such information from the related Non-Serviced Master Servicer, Non-Serviced Special Servicer and Non-Serviced Trustee. None of the master servicer, the trustee, the operating advisor or the certificate administrator will calculate or verify any Collateral Deficiency Amount.
A “Cumulative Appraisal Reduction Amount” as of any date of determination is equal to the sum of (i) all Appraisal Reduction Amounts then in effect, and (ii) with respect to any AB Modified Loan, any Collateral Deficiency Amount then in effect.  The certificate administrator and the master servicer will be entitled to conclusively rely on the special servicer’s calculation or determination of any Cumulative Appraisal Reduction Amount.
“AB Modified Loan” means any Corrected Loan (1) that became a Corrected Loan (which includes for purposes of this definition any Non-Serviced Mortgage Loan that became a “corrected loan” (or any term substantially similar thereto) pursuant to the related Non-Serviced PSA) due to a modification thereto that resulted in the creation of an A/B note structure (or similar structure) and as to which the new junior note(s) did not previously exist or the principal amount of the new junior note(s) was previously part of either an A note held by the issuing entity or the original unmodified Mortgage Loan and (2) as to which an Appraisal Reduction Amount is not in effect.
“Collateral Deficiency Amount” means, with respect to any AB Modified Loan as of any date of determination, the excess of (i) the Stated Principal Balance of such AB Modified Loan (taking into account the related junior note(s)), over (ii) the sum of (in the case of a Whole Loan, solely to the extent allocable to the subject Mortgage Loan) (x) the most recent appraised value for the related Mortgaged Property or Mortgaged Properties, plus (y) solely to the extent not reflected or taken into account in such appraised value and to the extent on deposit with, or otherwise under the control of, the lender as of the date of such determination, any capital or additional collateral contributed by the related borrower at the time the Mortgage Loan became (and as part of the modification related to) such AB Modified Loan for the benefit of the related Mortgaged Property or Mortgaged Properties (provided, that in the case of an Non-Serviced Mortgage Loan, the amounts set forth in this clause (y) will be taken into account solely to the extent relevant information is received by the master servicer), plus (z) any other escrows or reserves (in addition to any amounts set forth in the immediately preceding clause (y)) held by the lender in respect of such AB Modified Loan as of the date of such determination.  The certificate administrator, the operating advisor and the master servicer will be entitled to conclusively rely on the special servicer’s calculation or determination of any Collateral Deficiency Amount.
For purposes of determining the Non-Reduced Certificates, the Controlling Class and the occurrence of a Control Termination Event, Appraisal Reduction Amounts allocated to a related Mortgage Loan will be allocated to each class of Principal Balance Certificates(other than the Class [PEZ] and each Trust Component [and the RR Interest]. The Allocated Appraisal Reduction Amounts will be allocated in reverse sequential order to notionally reduce the Certificate Balance thereof until the related Certificate Balance of each such class is reduced to zero (i.e., first, to Class [__] certificates, second, to the Class [__] certificates, third, to the Class [__] certificates, fourth, to the Class [A] Trust Component (and correspondingly, to the Class [A] certificates and the Class [PEZ] certificates, pro rata based on their respective percentage interests in the Class [A] Trust Component), fifth, to the Class [B] Trust Component (and correspondingly, to the Class [B] certificates and the Class [PEZ] certificates, pro rata based on their respective percentage interests in the Class [B] Trust Component), sixth, to the Class [C] Trust Component (and correspondingly, to the Class [C] certificates and the Class [PEZ] certificates, pro rata based on their respective percentage interests in the Class [C] Trust Component), and finally, pro rata based on their respective interest entitlements, to the Senior Certificates). With respect to any Appraisal Reduction Amount calculated for purposes of determining the Controlling Class, the appraised value of the related Mortgaged Property will be determined on an “as-is” basis.
[The RRI Percentage of the Appraisal Reduction Amounts will be allocated to the RR Interest.]  In addition, for purposes of determining the Controlling Class and the occurrence of a Control Termination Event, Collateral Deficiency Amounts allocated to a related Mortgage Loan that is an AB Modified Loan will be allocated to each class of Control Eligible Certificates in reverse sequential order to notionally reduce the Certificate Balance thereof until the related Certificate Balance of each such class is reduced to zero. For the avoidance of doubt, for purposes of determining the Controlling Class and the occurrence of a Control Termination Event, any Class of Control Eligible Certificates will be allocated both applicable Appraisal Reduction Amounts and applicable Collateral Deficiency Amounts, as described in this paragraph.
Any class of Control Eligible Certificates, the Certificate Balance of which (taking into account the application of any Appraisal Reduction Amounts or Collateral Deficiency Amounts to notionally reduce the Certificate Balance of such class) has been reduced to less than 25% of its initial Certificate Balance, is referred to as an “Appraised-Out Class”. The holders of the majority (by Certificate Balance) of an Appraised-Out Class will have the right, at their sole expense, to require the special servicer to order a second appraisal of any Mortgage Loan (or Serviced Whole Loan) for which an Appraisal Reduction Event has occurred or as to which there exists a Collateral Deficiency Amount (such holders, the “Requesting Holders”). The special servicer will use its reasonable best efforts to ensure that such appraisal is delivered within 30 days from receipt of the Requesting Holders’ written request and will ensure that such appraisal is prepared on an “as-is” basis by an MAI appraiser. Upon receipt of such supplemental appraisal, the special servicer will be required to determine, in accordance with the Servicing Standard, whether, based on its assessment of such supplemental appraisal, any recalculation of the applicable Appraisal Reduction Amount or Collateral Deficiency Amount, as applicable, is warranted and, if so warranted will recalculate such Appraisal Reduction Amount or Collateral Deficiency Amount, as applicable, based upon such supplemental appraisal and receipt of information requested by the special servicer from the master servicer as described above. If required by any such recalculation, the applicable Appraised-Out Class will be reinstated as the Controlling Class and each other Appraised-Out Class will, if applicable, have its related Certificate Balance notionally restored to the extent required by such recalculation of the Appraisal Reduction Amount or Collateral Deficiency Amount, if applicable.
Any Appraised-Out Class for which the Requesting Holders are challenging the special servicer’s Appraisal Reduction Amount determination may not exercise any direction, control, consent and/or similar rights of the Controlling Class until such time, if any, as such class is reinstated as the Controlling Class; the rights of the Controlling Class will be exercised by the most senior Control Eligible Certificates, if any, during such period.

[With respect to each Non-Serviced Mortgage Loan, related directing certificateholder or directing certificateholder will be subject to provisions similar to those described above. See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.]
[With respect to an AB Whole Loan, the holder of the related Subordinate Companion Loan (or, in the case of the Trust Subordinate Companion Loan, the Loan Specific Directing Certificateholder) may in certain circumstances post collateral to avoid a change of control as described in “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.]
Maintenance of Insurance
To the extent permitted by the related Mortgage Loan and required by the Servicing Standard, the master servicer (with respect to the Mortgage Loans and any related Serviced Companion Loan, but excluding the Non-Serviced Mortgage Loan) will be required to use efforts consistent with the Servicing Standard to cause each borrower to maintain, and the special servicer (with respect to REO Properties other than the Mortgaged Property securing the Non-Serviced Whole Loan and subject to the conditions set forth in the following sentence) will maintain, for the related Mortgaged Property all insurance coverage required by the terms of the related Mortgage Loan documents; provided, however, that the master servicer (with respect to Mortgage Loans and Serviced Companion Loans) will not be required to cause the borrower to maintain and the special servicer (with respect to REO Properties) will not be required to maintain terrorism insurance to the extent that the failure of the related borrower to do so is an Acceptable Insurance Default (as defined below) or if the trustee does not have an insurable interest. Insurance coverage is required to be in the amounts (which, in the case of casualty insurance, is generally equal to the lesser of the outstanding principal balance of the related Mortgage Loan and the replacement cost of the related Mortgaged Property), and from an insurer meeting the requirements, set forth in the related Mortgage Loan documents. If the borrower does not maintain such coverage, the master servicer (with respect to such Mortgage Loans and any related Serviced Companion Loan) or the special servicer (with respect to REO Properties other than a Mortgaged Property securing the Non-Serviced Whole Loan), as the case may be, will be required to maintain such coverage to the extent such coverage is available at commercially reasonable rates and the trustee has an insurable interest, as determined by the master servicer (with respect to the Mortgage Loans and any related Serviced Companion Loan) or special servicer (with respect to REO Properties other than a Mortgaged Property securing the Non-Serviced Whole Loan), as applicable, in accordance with the Servicing Standard; provided that the master servicer will be obligated to use efforts consistent with the Servicing Standard to cause the borrower to maintain (or to itself maintain) insurance against property damage resulting from terrorist or similar acts unless the borrower’s failure is an Acceptable Insurance Default as determined by the special servicer with (unless a Control Termination Event has occurred and is continuing) the consent of the Directing Certificateholder. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans” and “Risk Factors—Risks Relating to the Mortgage Loans—Terrorism Insurance May Not Be Available for All Mortgaged Properties”.
Notwithstanding any contrary provision above, the master servicer will not be required to maintain, and will not be in default for failing to obtain, any earthquake or environmental insurance on any Mortgaged Property unless (other than with respect to a Mortgaged Property securing the Non-Serviced Mortgage Loan) such insurance was required at the time of origination of the related Mortgage Loan, the trustee has an insurable interest and is currently available at commercially reasonable rates. In addition, the master servicer and special servicer will be entitled to rely on insurance consultants (at the applicable servicer’s expense) in determining whether any insurance is available at commercially reasonable rates. After the master servicer determines that a Mortgaged Property other than the Mortgaged Property securing the Non-Serviced Mortgage Loan is located in an area identified as a federally designated special flood hazard area (and flood insurance has been made available), the master servicer will be required to use efforts consistent with the Servicing Standard to (1) cause each borrower to maintain (to the extent required by the related Mortgage Loan documents), and if the borrower does not so maintain, will be required to (2) itself maintain to the extent the trustee, as mortgagee, has an insurable interest in the Mortgaged Property and is available at commercially reasonable rates (as determined by the master servicer in accordance with the Servicing Standard) a flood insurance policy in an amount representing coverage not less than the lesser of (x) the outstanding principal balance of the related Mortgage Loan (and any related Serviced Companion Loan) and (y) the maximum amount of insurance which is available under the National Flood Insurance Act of 1968, as amended, plus such additional excess flood coverage with respect to the Mortgaged Property, if any, in an amount consistent with the Servicing Standard, but only to the extent that the related Mortgage Loan permits the lender to require the coverage and maintaining coverage is consistent with the Servicing Standard.
Notwithstanding the foregoing, with respect to the Mortgage Loans (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan, that either (x) require the borrower to maintain “all-risk” property insurance (and do not expressly permit an exclusion for terrorism) or (y) contain provisions generally requiring the applicable borrower to maintain insurance in types and against such risks as the holder of such Mortgage Loan and any related Serviced Companion Loan reasonably requires from time to time in order to protect its interests, the master servicer will be required to, consistent with the Servicing Standard, (A) monitor in accordance with the Servicing Standard whether the insurance policies for the related Mortgaged Property contain exclusions in addition to those customarily found in insurance policies for mortgaged properties similar to the Mortgaged Properties on or prior to September 11, 2001 (“Additional Exclusions”), (B) request the borrower to either purchase insurance against the risks specified in the Additional Exclusions or provide an explanation as to its reasons for failing to purchase such insurance, and (C) notify the special servicer if it has knowledge that any insurance policy contains Additional Exclusions or if it has knowledge that any borrower fails to purchase the insurance requested to be purchased by the master servicer pursuant to clause (B) above. If the special servicer determines in accordance with the Servicing Standard that such failure is not an Acceptable Insurance Default, the special servicer will be required to notify the master servicer and the master servicer will be required to use efforts consistent with the Servicing Standard to cause such insurance to be maintained. If the special servicer determines that such failure is an Acceptable Insurance Default, it will be required to promptly deliver such conclusions in writing to the 17g‑5 Information Provider for posting to the 17g‑5 Information Provider’s website for those Mortgage Loans that (i) have one of the ten (10) highest outstanding principal balances of the Mortgage Loans then included in the issuing entity or (ii) comprise more than 5% of the outstanding principal balance of the Mortgage Loans then included in the issuing entity.
“Acceptable Insurance Default” means, with respect to any Mortgage Loan (other than the Non-Serviced Mortgage Loan) or Serviced Whole Loan, a default under the related Mortgage Loan documents arising by reason of (i) any failure on the part of the related borrower to maintain with respect to the related Mortgaged Property specific insurance coverage with respect to, or an all-risk casualty insurance policy that does not specifically exclude, terrorist or similar acts, and/or (ii) any failure on the part of the related borrower to maintain with respect to the related Mortgaged Property, insurance coverage with respect to damages or casualties caused by terrorist or similar acts upon terms not materially less favorable than those in place as of the Closing Date, in each case, as to which default the master servicer and the special servicer may forbear taking any enforcement action; provided that, subject to the consent or consultation rights of the Directing Certificateholder [the Risk Retention Consultation Party] or the holder of any Companion Loan (or in the case of an AB Whole Loan, the Loan Specific Directing Certificateholder) as described under “—The Directing Certificateholder—Major Decisions”, the special servicer has determined in its reasonable judgment based on inquiry consistent with the Servicing Standard that either (a) such insurance is not available at commercially reasonable rates and that such hazards are not at the time commonly insured against for properties similar to the related Mortgaged Property and located in or around the region in which such related Mortgaged Property is located, or (b) such insurance is not available at any rate.
During the period that the special servicer is evaluating the availability of such insurance, or waiting for a response from the Directing Certificateholder, neither the master servicer nor the special servicer will be liable for any loss related to its failure to require the borrower to maintain such insurance and neither will be in default of its obligations as a result of such failure unless the master servicer or the special servicer is required to take any immediate action pursuant to the Servicing Standard and other servicing requirements under the PSA as described under “—The Directing Certificateholder—Servicing Override”.

The special servicer will be required to maintain (or cause to be maintained), fire and hazard insurance on each REO Property (other than any REO Property with respect to the Non-Serviced Mortgage Loan), to the extent obtainable at commercially reasonable rates and the trustee has an insurable interest, in an amount that is at least equal to the lesser of (1) the full replacement cost of the improvements on the REO Property, and (2) the outstanding principal balance owing on the related Mortgage Loan and any related Serviced Companion Loan or REO Loan, as applicable, and in any event, the amount necessary to avoid the operation of any co-insurance provisions. In addition, if the REO Property is located in an area identified as a federally designated special flood hazard area, the special servicer will be required to cause to be maintained, to the extent available at commercially reasonable rates (as determined by the special servicer (prior to the occurrence and continuance of a Control Termination Event, with the consent of the Directing Certificateholder) in accordance with the Servicing Standard), a flood insurance policy meeting the requirements of the current guidelines of the Federal Insurance Administration in an amount representing coverage not less than the maximum amount of insurance that is available under the National Flood Insurance Act of 1968, as amended.
The PSA provides that the master servicer may satisfy its obligation to cause each borrower to maintain a hazard insurance policy and the master servicer or special servicer may satisfy their respective obligation to maintain hazard insurance by maintaining a blanket or master single interest or force-placed policy insuring against hazard losses on the Mortgage Loans and related Serviced Companion Loan and REO Properties (other than the Mortgaged Property securing the Non-Serviced Whole Loan), as applicable. Any losses incurred with respect to Mortgage Loans (and any related Serviced Companion Loan) or REO Properties due to uninsured risks (including earthquakes, mudflows and floods) or insufficient hazard insurance proceeds may adversely affect payments to Certificateholders [or the RR Interest]. Any cost incurred by the master servicer or special servicer in maintaining a hazard insurance policy, if the borrower defaults on its obligation to do so, will be advanced by the master servicer as a Servicing Advance and will be charged to the related borrower. Generally, no borrower is required by the Mortgage Loan documents to maintain earthquake insurance on any Mortgaged Property and the special servicer will not be required to maintain earthquake insurance on any REO Properties. Any cost of maintaining that kind of required insurance or other earthquake insurance obtained by the special servicer will be paid out of the REO Account or advanced by the master servicer as a Servicing Advance.
The costs of the insurance may be recovered by the master servicer or the trustee, as the case may be, from reimbursements received from the borrower or, if the borrower does not pay those amounts, as a Servicing Advance as set forth in the PSA. All costs and expenses incurred by the special servicer in maintaining the insurance described above on REO Properties will be paid out of the related REO Account or, if the amount in such account is insufficient, such costs and expenses will be advanced by the master servicer to the special servicer as a Servicing Advance to the extent that such Servicing Advance is not determined to be a Nonrecoverable Advance.
No pool insurance policy, special hazard insurance policy, bankruptcy bond, repurchase bond or certificate guarantee insurance will be maintained with respect to the Mortgage Loans, nor will any Mortgage Loan be subject to FHA insurance.
Modifications, Waivers and Amendments
Except as otherwise set forth in this paragraph, the special servicer (or, with respect to certain non-material modifications, waivers and amendments that are not Major Decisions, the master servicer) may not waive, modify or amend (or consent to waive, modify or amend) any provision of a Mortgage Loan, Serviced Companion Loan and/or Trust Subordinate Companion Loan that is not in default or as to which default is not reasonably foreseeable except for (1) the waiver of any due-on-sale clause or due-on-encumbrance clause to the extent permitted in the PSA, and (2) any waiver, modification or amendment more than three months after the Closing Date that would not be a “significant modification” of the Mortgage Loan within the meaning of Treasury regulations Section 1.860G-2(b). The master servicer will not be permitted under the PSA to agree to any modifications, waivers and amendments that constitute Major Decisions without the consent of the special servicer (which such consent may be deemed received by the master servicer if the special servicer does not respond within ten (10) business days of delivery to the special servicer of the analysis and all information reasonably requested by the special servicer in order to grant or withhold such consent, plus the time provided to the Directing Certificateholder or other relevant party under the PSA and, if applicable, any time period provided to a holder of a Companion Loan under a related intercreditor agreement), except certain non-material consents and waivers described in the PSA and as permitted under the Mortgage Loan documents.
If, and only if, the special servicer determines that a modification, waiver or amendment (including the forgiveness or deferral of interest or principal or the substitution or release of collateral or the pledge of additional collateral) of the terms of a Specially Serviced Loan with respect to which a payment default or other material default has occurred or a payment default or other material default is, in the special servicer’s judgment, reasonably foreseeable, is reasonably likely to produce a greater recovery on a net present value basis (the relevant discounting to be performed at the related Mortgage Rate) to the issuing entity and, if applicable, the holders of any applicable Companion Loan or Trust Subordinate Companion Loan, as applicable, than liquidation of such Specially Serviced Loan, then the special servicer may, but is not required to, agree to a modification, waiver or amendment of the Specially Serviced Loan, subject to (w) the restrictions and limitations described below, (x) with respect to any Major Decision, prior to the occurrence and continuance of a Control Termination Event, the approval of the Directing Certificateholder (or after the occurrence and continuance of a Control Termination Event, but prior to a Consultation Termination Event upon consultation with the Directing Certificateholder) [and consultation with the Risk Retention Consultation Party] as provided in the PSA and described in this prospectus, (y) with respect to an AB Whole Loan, subject to any rights of the related holder of the Subordinate Companion Loan (or in the case of the Trust Subordinate Companion Loan, the Loan Specific Directing Certificateholder) to consent to such modification, waiver or amendment and (z) with respect to a Serviced Whole Loan, the rights of the holder of the related Serviced Companion Loan, as applicable, to advise or consult with the special servicer with respect to, or consent to, such modification, waiver or amendment, in each case, pursuant to the terms of the related intercreditor agreement and, with respect to a Mortgage Loan that has mezzanine debt, the rights of the mezzanine lender to consent to such modification, waiver or amendment, in each case, pursuant to the terms of the related intercreditor agreement.
In connection with (i) the release of a Mortgaged Property (other than a Mortgaged Property securing the Non-Serviced Whole Loan) or any portion of a Mortgaged Property from the lien of the related Mortgage or (ii) the taking of a Mortgaged Property (other than a Mortgaged Property securing the Non-Serviced Whole Loan) or any portion of a Mortgaged Property by exercise of the power of eminent domain or condemnation, if the related Mortgage Loan documents require the master servicer or the special servicer, as applicable, to calculate (or to approve the calculation of the related borrower of) the loan-to-value ratio of the remaining Mortgaged Property or Mortgaged Properties or the fair market value of the real property constituting the remaining Mortgaged Property or Mortgaged Properties, for purposes of REMIC qualification of the related Mortgage Loan, then such calculation will, unless then permitted by the REMIC provisions, exclude the value of personal property and going concern value, if any, as determined by an appropriate third party.
 The special servicer is required to use its reasonable efforts to the extent reasonably possible to fully amortize a modified Mortgage Loan prior to the Rated Final Distribution Date. The special servicer may not agree to a modification, waiver or amendment of any term of any Specially Serviced Mortgage Loan if that modification, waiver or amendment would:
(1) extend the maturity date of the Specially Serviced Loan to a date occurring later than the earlier of (A) five years prior to the Rated Final Distribution Date and (B) if the Specially Serviced Loan is secured solely or primarily by a leasehold estate and not the related fee interest, the date occurring twenty years or, to the extent consistent with the Servicing Standard giving due consideration to the remaining term of the ground lease and, prior to the occurrence and continuance of a Control Termination Event, with the consent of the Directing Certificateholder [and consultation with the Risk Retention Consultation Party], ten years, prior to the end of the current term of the ground lease, plus any options to extend exercisable unilaterally by the borrower; or

(2) provide for the deferral of interest unless interest accrues on the Mortgage Loan or the Serviced Whole Loans, generally, at the related Mortgage Rate.
If the special servicer gives notice of any modification, waiver or amendment of any term of any Mortgage Loan (other than the Non-Serviced Whole Loan) or related Companion Loan, the special servicer will be required to notify the master servicer, the holder of any related Companion Loan (unless, with respect to the holder of a Trust Subordinate Companion Loan, an AB Control Appraisal Period has occurred), the applicable mortgage loan seller (so long as such mortgage loan seller is not a master servicer or sub-servicer of such Mortgage Loan or the Directing Certificateholder), the operating advisor (after the occurrence and during the continuance of a Control Termination Event), the certificate administrator, the trustee, the Directing Certificateholder (unless a Consultation Termination Event has occurred), ]and the Risk Retention Consultation Party] and the 17g-5 Information Provider, who will thereafter post any such notice to the 17g-5 Information Provider’s website. If the master servicer gives notice of any modification, waiver or amendment of any term of any such Mortgage Loan or related Companion Loan, the master servicer will be required to notify the certificate administrator, trustee, special servicer (and, unless a Consultation Termination Event has occurred, the special servicer will be required to forward any such notice to the Directing Certificateholder), [and the Risk Retention Consultation Party] the related mortgage loan seller (so long as such mortgage loan seller is not a master servicer or sub-servicer of such Mortgage Loan or the Directing Certificateholder), the holder of any related Companion Loan and the 17g-5 Information Provider, who will be required to thereafter post any such notice to the 17g-5 Information Provider’s website. The party providing notice will be required to deliver to the custodian for deposit in the related Mortgage File, an original counterpart of the agreement related to the modification, waiver or amendment, promptly following the execution of that agreement, and if required, a copy to the master servicer and to the holder of any related Companion Loan, all as set forth in the PSA. Copies of each agreement whereby the modification, waiver or amendment of any term of any Mortgage Loan is effected are required to be available for review during normal business hours at the offices of the custodian. See “Description of the Certificates—Reports to Certificateholders [and the RR Interest Owner]; Certain Available Information”.
The modification, waiver or amendment of a Serviced Whole Loan or a Mortgage Loan that has a related mezzanine loan will be subject to certain limitations set forth in the related intercreditor agreement. See “Risk Factors—Risks Relating to the Mortgage Loans—Other Financings or Ability to Incur Other Indebtedness Entails Risk”.
Enforcement of “Due-on-Sale” and “Due-on-Encumbrance” Provisions
The special servicer will determine, in a manner consistent with the Servicing Standard, whether (a) to exercise any right it may have with respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan containing a “due-on-sale” clause (1) to accelerate the payments on that Mortgage Loan and any related Companion Loan, as applicable, or (2) to withhold its consent to any sale or transfer, consistent with the Servicing Standard or (b) to waive its right to exercise such rights; provided, however, (i) that with respect to such waiver of rights prior to the occurrence and continuance of any Control Termination Event, the special servicer has obtained the prior written consent (or deemed consent) of the Directing Certificateholder (or the Loan Specific Directing Certificateholder prior to the occurrence and continuance of an AB Control Appraisal Period, as applicable) (or after the occurrence and continuance of a Control Termination Event, but prior to a Consultation Termination Event, upon consultation with the Directing Certificateholder) and (ii) with respect to any Mortgage Loan [that is [DESCRIBE CRITERIA FOR A RATING AGENCY CONFIRMATION REQUIREMENT], a Rating Agency Confirmation is received by the master servicer or the special servicer, as the case may be, from each Rating Agency and a confirmation of any applicable rating agency that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of securities backed, wholly or partially, by any Serviced Pari Passu Companion Loan (if any).
With respect to a Mortgage Loan (other than the Non-Serviced Mortgage Loan) and any related Serviced Companion Loan with a “due-on-encumbrance” clause, the special servicer will determine, in a manner consistent with the Servicing Standard, whether (a) to exercise any right it may have with respect to a Mortgage Loan containing a “due-on-encumbrance” clause (1) to accelerate the payments thereon, or (2) to withhold its consent to the creation of any additional lien or other encumbrance, consistent with the Servicing Standard or (b) to waive its right to exercise such rights, provided, however, (i) that, with respect to such waiver of rights prior to the occurrence and continuance of a Control Termination Event, the special servicer has obtained the consent of the Directing Certificateholder [(or, with respect to an AB Whole Loan prior to the occurrence and continuance of an AB Control Appraisal Period, the prior consent of the Loan Specific Directing Certificateholder, to the extent required by the terms of the related Intercreditor Agreement)] (or after the occurrence and continuance of a Control Termination Event, but prior to a Consultation Termination Event, has consulted with the Directing Certificateholder) and (ii) the special servicer has received a Rating Agency Confirmation from each Rating Agency and a confirmation of any applicable rating agency that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any class of securities backed, wholly or partially, by any Serviced Pari Passu Companion Loan (if any) if such Mortgage Loan is [INSERT CRITERIA FOR RATING AGENCY CONFIRMATION REQUIREMENT].
Any modification, extension, waiver or amendment of the payment terms of the Non-Serviced Whole Loan will be required to be structured so as to be consistent with the Servicing Standard and the allocation and payment priorities in the related loan documents and the related Intercreditor Agreement, such that neither the issuing entity as holder of such Non-Serviced Mortgage Loan nor any holder of the related Companion Loan gains a priority over the other holder that is not reflected in the related loan documents and the related Intercreditor Agreement.
Inspections
The master servicer will be required to perform (at its own expense) or cause to be performed (at its own expense), physical inspections of each Mortgaged Property relating to a Mortgage Loan (other than the Mortgaged Property securing a Non-Serviced Mortgage Loan, which is subject to inspection pursuant to the related Non-Serviced PSA, and other than a Specially Serviced Loan) with a Stated Principal Balance of (A) $[2,000,000] or more at least once every 12 months and (B) less than $[2,000,000] at least once every [24] months, in each case commencing in the calendar year 20[__] unless a physical inspection has been performed by the special servicer within the previous [12] months and the master servicer has no knowledge of a material change in the Mortgaged Property since such physical inspection; provided, further, however, that if any scheduled payment becomes more than [60] days delinquent on the related Mortgage Loan, the special servicer is required to inspect or cause to be inspected the related Mortgaged Property as soon as practicable after the Mortgage Loan becomes a Specially Serviced Loan and annually thereafter for so long as the Mortgage Loan remains a Specially Serviced Loan (the cost of which inspection, to the extent not paid by the related borrower, will be reimbursed first from default interest and late charges constituting additional compensation of the special servicer on the related Mortgage Loan (but with respect to a Serviced Whole Loan, only amounts available for such purpose under the related Intercreditor Agreement) and then from the Collection Account as an expense of the issuing entity, and in the case of a Serviced Whole Loan, as an expense of the holders of the related Serviced Mortgage Loan and Serviced Pari Passu Companion Loan, pro rata and pari passu, to the extent provided in the related Intercreditor Agreement. With respect to an AB Whole Loan, the costs will be allocated, first, as an expense of the holder of the Subordinate Companion Loan, and second, as an expense of the holders of the related Mortgage Loan to the extent provided in the related Intercreditor Agreement.  The special servicer or the master servicer, as applicable, will be required to prepare or cause to be prepared a written report of the inspection describing, among other things, the condition of and any damage to the Mortgaged Property to the extent evident from the inspection and specifying the existence of any vacancies in the Mortgaged Property of which it has knowledge and deems material, of any sale, transfer or abandonment of the Mortgaged Property of which it has knowledge or that is evident from the inspection, of any adverse change in the condition of the Mortgaged Property of which the preparer of such report has knowledge or that is evident from the inspection, and that the preparer of such report deems material, or of any material waste committed on the Mortgaged Property to the extent evident from the inspection.

Copies of the inspection reports referred to above that are delivered to the certificate administrator will be posted to the certificate administrator’s website for review by Privileged Persons pursuant to the PSA. See “Description of the Certificates—Reports to Certificateholders [and the RR Interest Owner]; Certain Available Information”.
Collection of Operating Information
With respect to each Mortgage Loan that requires the borrower to deliver operating statements, the special servicer or the master servicer, as applicable, is also required to use reasonable efforts to collect and review the annual operating statements beginning with calendar year end 20[__] of the related Mortgaged Property. Most of the Mortgage Loan documents obligate the related borrower to deliver annual property operating statements. However, we cannot assure you that any operating statements required to be delivered will in fact be delivered, nor is the special servicer or the master servicer likely to have any practical means of compelling the delivery in the case of an otherwise performing Mortgage Loan.
Special Servicing Transfer Event
 The Mortgage Loans (other than any Non-Serviced Mortgage Loan), any related Companion Loans and any related REO Properties will be serviced by the special servicer under the PSA in the event that the servicing responsibilities of the master servicer are transferred to the special servicer as described below. Such Mortgage Loans and related Companion Loans (including those loans that have become REO Properties) serviced by the special servicer are referred to in this prospectus collectively as the “Specially Serviced Loans”. The master servicer will be required to transfer its servicing responsibilities to the special servicer with respect to any Mortgage Loan (including any related Companion Loan) for which the master servicer is responsible for servicing:
(1) as to which a payment default has occurred at its original maturity date, or, if the original maturity date has been extended, at its extended maturity date; and in the case of a balloon payment, if the balloon payment is delinquent and the related borrower has not provided the special servicer, within [60] days after the related maturity date, with a written and fully executed (subject only to customary final closing conditions) written commitment for refinancing from an acceptable lender reasonably satisfactory in form and substance to the special servicer (and the special servicer will promptly forward such commitment to the master servicer), which provides that such refinancing will occur within [120] days of such related maturity date, provided that such Mortgage Loan and any related Companion Loan will become a Specially Serviced Loan immediately if the related borrower fails to diligently pursue such financing or to pay any Assumed Scheduled Payment on the related due date (subject to any applicable grace period) at any time before the refinancing or, if such refinancing does not occur, such Mortgage Loan and any related Companion Loan at the end of such 120-day period (or for such shorter period beyond the date on which the related balloon payment was due within which the refinancing is scheduled to occur pursuant to the commitment for refinancing or on which such commitment terminates);
(2) as to which any Periodic Payment is more than [60] days delinquent (unless, prior to such Periodic Payment becoming more than [60] days delinquent, in the case of a Mortgage Loan with an associated mezzanine loan, the holder of the related Companion Loan (or in the case of the Trust Subordinate Companion Loan, the Loan Specific Directing Certificateholder) or the holder of the related mezzanine debt, as applicable, cures such delinquency);
(3) as to which the borrower has entered into or consented to bankruptcy, appointment of a receiver or conservator or a similar insolvency proceeding, or the borrower has become the subject of a decree or order for that proceeding [provided that if the appointment, decree or order is stayed or discharged, or the case dismissed within [60] days, that Mortgage Loan and any related Companion Loan will not be considered a Specially Serviced Loan during that period)], or the related borrower has admitted in writing its inability to pay its debts generally as they become due;

(4) as to which the master servicer or special servicer has received notice of the foreclosure or proposed foreclosure of any lien other than the Mortgage on the Mortgaged Property;
(5) as to which, in the judgment of the master servicer or special servicer (and, in the case of the special servicer, unless a Control Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder), as applicable, a payment default is imminent or reasonably foreseeable and is not likely to be cured by the borrower within [60] days;
(6) as to which a default that the master servicer or special servicer has notice (other than a failure by the related borrower to pay principal or interest) and which the master servicer or special servicer (and, in the case of the special servicer, unless a Control Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder) determines, in its good faith reasonable judgment, may materially and adversely affect the interests of the Certificateholders (and, with respect to any Whole Loan, the interest of the Certificateholders and the holders of the related Companion Loan, as a collective whole (taking into account the subordinate or pari passu nature of any Companion Loan, as applicable), has occurred and remains unremediated for the applicable grace period specified in the Mortgage Loan or related Companion Loan documents, other than in certain circumstances the failure to maintain terrorism insurance (or if no grace period is specified for events of default that are capable of cure, [60] days); or
(7) as to which the master servicer or special servicer (and, in the case of the special servicer, unless a Control Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder) determines that (i) a default (other than as described in clause (5) above) under the Mortgage Loan or related Companion Loan is imminent or reasonably foreseeable, (ii) such default will materially impair the value of the corresponding Mortgaged Property as security for the Mortgage Loan or related Companion Loan or otherwise materially adversely affect the interests of Certificateholders (and, with respect to a Whole Loan, the interest of the Certificateholders and the holders of the related Companion Loan as a collective whole (taking into account the pari passu nature of any Companion Loans), and (iii) the default will continue unremedied for the applicable cure period under the terms of the Mortgage Loan or related Companion Loan, or, if no cure period is specified and the default is capable of being cured, for 30 days (provided that such 30-day grace period does not apply to a default that gives rise to immediate acceleration without application of a grace period under the terms of the Mortgage Loan, related Companion Loan); provided that any determination that a special servicing transfer event has occurred under this clause (7) with respect to any Mortgage Loan, related Companion Loan solely by reason of the failure (or imminent failure) of the related borrower to maintain or cause to be maintained insurance coverage against damages or losses arising from acts of terrorism may only be made by the special servicer (and unless a Control Termination Event has occurred and is continuing, with the consent of the Directing Certificateholder) as described under “—Maintenance of Insurance” [above].
However, the master servicer will be required to continue to (x) receive payments on the Mortgage Loans [(and any related Serviced Companion Loan)] (including amounts collected by the special servicer), (y) make certain calculations with respect to the Mortgage Loans [and any related Serviced Companion Loan] and (z) make remittances and prepare certain reports to the Certificateholders with respect to the Mortgage Loans and any related Serviced Companion Loan. Additionally, the master servicer will continue to receive the Servicing Fee in respect of the Mortgage Loans (and any related Serviced Companion Loan) at the Servicing Fee Rate.
If the related Mortgaged Property is acquired in respect of any Mortgage Loan (and any related Serviced Companion Loan) (upon acquisition, an “REO Property”) whether through foreclosure, deed-in-lieu of foreclosure or otherwise, the special servicer will continue to be responsible for its operation and management. If any Serviced Companion Loan becomes specially serviced, then the related Mortgage Loan will also become a Specially Serviced Loan. If any Mortgage Loan becomes a Specially Serviced Loan, then the related Serviced Companion Loan will also become a Specially Serviced Loan. The master servicer will have no responsibility for the performance by the special servicer of its duties under the PSA. Any Mortgage Loan (excluding any Non-Serviced Mortgage Loan), that is or becomes a cross-

collateralized Mortgage Loan and is cross-collateralized with a Specially Serviced Loan will become a Specially Serviced Loan.
If any Specially Serviced Loan, in accordance with its original terms or as modified in accordance with the PSA, becomes performing for at least three consecutive Periodic Payments (provided that no additional event of default is foreseeable in the reasonable judgment of the special servicer and no other event or circumstance exists that causes such Mortgage Loan or related Companion Loan to otherwise constitute a Specially Serviced Loan), the special servicer will be required to transfer servicing of such Specially Serviced Loan (a “Corrected Loan”) to the master servicer.
Asset Status Report
The special servicer will be required to prepare a report (an “Asset Status Report”) for each Mortgage Loan (other than the Non-Serviced Mortgage Loans) and, if applicable, any Serviced Whole Loan that becomes a Specially Serviced Loan not later than [60] days after the servicing of such Mortgage Loan is transferred to the special servicer. Each Asset Status Report will be required to be delivered in electronic form to:
•
the Directing Certificateholder (but for so long as no Consultation Termination Event has occurred and is continuing and, in the case of an AB Whole Loan, only for so long as no Consultation Termination Event has occurred and is continuing and an AB Control Appraisal Period has occurred and is continuing with respect to the related Subordinate Companion Loan);

•	[the Risk Retention Consultation Party (but only with respect to any Mortgage Loan other than an applicable Excluded Loan);]
•
with respect to an AB Whole Loan, to the extent the related Subordinate Companion Loan is not subject to an AB Control Appraisal Period, the Loan Specific Directing Certificateholder or the holder of the related Subordinate Companion Loan;

•
with respect to any related Serviced Companion Loan, to the extent the related Serviced Companion Loan has been included in a securitization transaction, to the master servicer of such securitization into which the related Serviced Companion Loan has been sold or to the holder of the related Serviced Companion Loan;

•
the operating advisor [(but only after the occurrence and during the continuance of a Control Termination Event][EXCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST]);

•	the certificate administrator, the master servicer, the trustee; and
•	the 17g-5 Information Provider, which will be required to post such report to the 17g-5 Information Provider’s website.
A summary of each Asset Status Report will be provided to the certificate administrator and the trustee.
An Asset Status Report prepared for each Specially Serviced Loan will be required to include, among other things, the following information:
•	summary of the status of such Specially Serviced Loan and any negotiations with the related borrower;
•	a discussion of the legal and environmental considerations reasonably known to the special servicer, consistent with the Servicing Standard, that are applicable to the exercise of remedies and to the enforcement of any related guaranties or other collateral for the related Specially Serviced Loan and whether outside legal counsel has been retained;
•	the most current rent roll and income or operating statement available for the related Mortgaged Property;
•
(A) the special servicer’s recommendations on how such Specially Serviced Loan might be returned to performing status (including the modification of a monetary term, and any workout, restructure or debt forgiveness) and returned to the master servicer for regular servicing or foreclosed or otherwise realized upon (including any proposed sale of a Defaulted Loan or REO Property), (B) a description of any such proposed or taken actions, and (C) the alternative courses of action that were or are being considered by the special servicer in connection with the proposed or taken actions;

•
the status of any foreclosure actions or other proceedings undertaken with respect to the Specially Serviced Loan, any proposed workouts and the status of any negotiations with respect to such workouts, and an assessment of the likelihood of additional defaults under the related Mortgage Loan or Serviced Whole Loan;

•	a description of any amendment, modification or waiver of a material term of any ground lease (or any space lease or air rights lease, if applicable) or franchise agreement;
•
the decision that the special servicer made, or intends or proposes to make, including a narrative analysis setting forth the special servicer’s rationale for its proposed decision, including its rejection of the alternatives;

•	an analysis of whether or not taking such proposed action is reasonably likely to produce a greater recovery on a present value basis than not taking such action, setting forth (x) the basis on which the special servicer made such determination and (y) the net present value calculation and all related assumptions;
•
the appraised value of the related Mortgaged Property (and a copy of the last obtained appraisal of such Mortgaged Property) together with a description of any adjustments to the valuation of such Mortgaged Property made by the special servicer together with an explanation of those adjustments; and

•	such other information as the special servicer deems relevant in light of the Servicing Standard.

If no Control Termination Event has occurred and is continuing, the Directing Certificateholder will have the right to disapprove the Asset Status Report prepared by the special servicer with respect to a Specially Serviced Loan within 10 business days after receipt of the Asset Status Report.  If the Directing Certificateholder does not disapprove an Asset Status Report within 10 business days or if the special servicer makes a determination, in accordance with the Servicing Standard, that the disapproval by the Directing Certificateholder (communicated to the special servicer within ten business days) is not in the best interest of all the Certificateholders, the special servicer will be required to implement the recommended action as outlined in the Asset Status Report.  If the Directing Certificateholder disapproves the Asset Status Report within the 10 business day period and the special servicer has not made the affirmative determination described above, the special servicer will be required to revise the Asset Status Report as soon as practicable thereafter, but in no event later than 30 days after the disapproval.  The special servicer will be required to continue to revise the Asset Status Report until the Directing Certificateholder fails to disapprove the revised Asset Status Report or until the special servicer makes a determination, in accordance with the Servicing Standard, that the disapproval is not in the best interests of the Certificateholders [and the RR Interest Owner]; provided that, if the Directing Certificateholder has not approved the Asset Status Report for a period of 60 business days following the first submission of an Asset Status Report, the special servicer may act upon the most recently submitted form of Asset Status Report, if consistent with the Servicing Standard. The procedures described in this paragraph are collectively referred to as the “Directing Certificateholder Approval Process”.

A “Final Asset Status Report” means, with respect to any Specially Serviced Loan, the initial Asset Status Report, together with such other data or supporting information provided by the special servicer to the Directing Certificateholder that does not include any communication (other than the Final Asset Status Report) between the special servicer and the Directing Certificateholder or the Risk Retention Consultation Party with respect to such Specially Serviced Loan required to be delivered by the special servicer by the initial delivery date or any subsequent Asset Status Report, in each case, in the form fully approved or deemed approved, if applicable, by the Directing Certificateholder pursuant to the Directing Certificateholder Approval Process or following completion of the ASR Consultation Process, as applicable. For the avoidance of doubt, the special servicer may issue more than one Final Asset Status Report with respect to any Specially Serviced Loan in accordance with the procedures described above.
Prior to an Operating Advisor Consultation Event, the special servicer will be required to promptly deliver each Final Asset Status Report to the operating advisor after the completion of the Directing Certificateholder Approval Process.
While an Operating Advisor Consultation Event has occurred and is continuing, the operating advisor will be required to provide comments to the special servicer in respect of each Asset Status Report, if any, within 10 business days following the later of (i) receipt of such asset status report or (ii) such related additional information reasonably requested by the operating advisor, and propose possible alternative courses of action to the extent it determines such alternatives to be in the best interest of the Certificateholders and the RR Interest Owner (including any Certificateholders that are holders of the Controlling Class Certificates), as a collective whole. The special servicer will be obligated to consider such alternative courses of action, if any, and any other feedback provided by the operating advisor (and for so long as no Consultation Termination Event is continuing, the Directing Certificateholder) in connection with the special servicer’s preparation of any asset status report that is provided while an Operating Advisor Consultation Event has occurred and is continuing. The special servicer may revise the asset status report as it deems necessary to take into account any input and/or comments from the operating advisor (and for so long as no Consultation Termination Event is continuing, the Directing Certificateholder), to the extent the special servicer determines that the operating advisor’s and/or Directing Certificateholder’s input and/or recommendations are consistent with the Servicing Standard and in the best interest of the Certificateholders and the RR Interest Owner, as a collective whole.  Promptly upon determining whether or not to revise any asset status report to take into account any input and/or comments from the operating advisor or the Directing Certificateholder, the special servicer will be required to deliver to the operating advisor and the Directing Certificateholder the revised asset status report (until a Final Asset Status Report is issued).  The procedures described in this paragraph are collectively referred to as the “ASR Consultation Process”.  For additional information, see “—The Operating Advisor—Additional Duties of the Operating Advisor While an Operating Advisor Consultation Event Has Occurred and Is Continuing”.
The special servicer will not be required to take or to refrain from taking any action because of any proposal, objection or comment by the operating advisor or, after the occurrence and during the continuance of a Control Termination Event, the Directing Certificateholder, or a recommendation of the operating advisor or, after the occurrence and during the continuance of a Control Termination Event, the Directing Certificateholder.
After the occurrence and during the continuance of a Control Termination Event but prior to the occurrence of a Consultation Termination Event, the Directing Certificateholder and after the occurrence and during the continuance of an Operating Advisor Consultation Event, the operating advisor, will be entitled to consult with the special servicer and propose alternative courses of action and provide other feedback in respect of any Asset Status Report. After the occurrence of a Consultation Termination Event, the Directing Certificateholder will have no right to consult with the special servicer with respect to Asset Status Reports and the special servicer will send the Asset Status Report to the operating advisor and will only be obligated to consult with the operating advisor with respect to any Asset Status Report as described above. The special servicer may choose to revise the Asset Status Report as it deems reasonably necessary in accordance with the Servicing Standard to take into account any input and/or recommendations of the operating advisor or the Directing Certificateholder during the applicable periods described above, but is under no obligation to follow any particular recommendation of the operating advisor or the Directing Certificateholder.
The special servicer will implement the Final Asset Status Report.
[Notwithstanding the foregoing, with respect to a Subordinate Companion Loan and prior to the occurrence and continuance of an AB Control Appraisal Period, the special servicer will prepare an Asset Status Report for an AB Whole Loan within [60] days after it becomes a Specially Serviced Loan in accordance with the terms of the PSA and any applicable provisions of the related Intercreditor Agreement and the Directing Certificateholder will have no approval rights over any such Asset Status Report.  See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.]
[With respect to each Non-Serviced Mortgage Loan, the related Non-Serviced Directing Certificateholder will have approval and consultation rights with respect to any asset status report prepared by the Non-Serviced Special Servicer with respect to each Non-Serviced Whole Loan under the Non‑Serviced PSA that are substantially similar to the approval and consultation rights of the Directing Certificateholder with respect to the Mortgage Loans and the Serviced Whole Loans.  See “—Servicing of the Non-Serviced Mortgage Loan”.]
Realization Upon Mortgage Loans
 If a payment default or material non-monetary default on a Mortgage Loan (other than a Non-Serviced Mortgage Loan) has occurred, then, pursuant to the PSA, the special servicer, on behalf of the trustee, may, in accordance with the terms and provisions of the PSA, at any time institute foreclosure proceedings, exercise any power of sale contained in the related Mortgage, obtain a deed in lieu of foreclosure, or otherwise acquire title to the related Mortgaged Property, by operation of law or otherwise.  The special servicer is not permitted, however, to cause the trustee to acquire title to any Mortgaged Property, have a receiver of rents appointed with respect to any Mortgaged Property or take any other action with respect to any Mortgaged Property that would cause the trustee, for the benefit of the Certificateholders [and the RR Interest Owner], or any other specified person to be considered to hold title to, to be a “mortgagee-in-possession” of, or to be an “owner” or an “operator” of such Mortgaged Property within the meaning of certain federal environmental laws, unless the special servicer has determined in accordance with the Servicing Standard, based on an updated environmental assessment report prepared by a person who regularly conducts environmental audits and performed within six months prior to any such acquisition of title or other action (which report will be an expense of the issuing entity subject to the terms of the PSA) that:
(a) such Mortgaged Property is in compliance with applicable environmental laws or, if not, after consultation with an environmental consultant, that it would be in the best economic interest of the Certificateholders (and with respect to any Serviced Whole Loan, the Serviced Companion Loan Holders), as a collective whole as if such Certificateholders [and the RR Interest Owner] and, if applicable, Serviced Companion Loan Holders constituted a single lender, to take such actions as are necessary to bring such Mortgaged Property in compliance with such laws, and
(b) there are no circumstances present at such Mortgaged Property relating to the use, management or disposal of any hazardous materials for which investigation, testing, monitoring, containment, clean-up or remediation could be required under any currently effective federal, state or local law or regulation, or that, if any such hazardous materials are present for which such action could be required, after consultation with an environmental consultant, it would be in the best economic interest of the Certificateholders [and the RR Interest Owner] (and with respect to any Serviced Whole Loan, the Serviced Companion Loan Holders), as a collective whole as if such Certificateholders [and the RR Interest Owner] and, if applicable, Serviced Companion Loan Holders constituted a single lender, to take such actions with respect to the affected Mortgaged Property.
Such requirement precludes enforcement of the security for the related Mortgage Loan until a satisfactory environmental site assessment is obtained (or until any required remedial action is taken), but will decrease the likelihood that the issuing entity will become liable for a material adverse environmental condition at the Mortgaged Property.  However, we cannot assure you that the requirements of the PSA will effectively insulate the issuing entity from potential liability for a materially adverse environmental condition at any Mortgaged Property.
If title to any Mortgaged Property is acquired by the issuing entity (directly or through a single member limited liability company established for that purpose), the special servicer will be required to sell the Mortgaged Property prior to the close of the third calendar year beginning after the year of acquisition, unless (1) the IRS grants (or has not denied) an extension of time to sell the property or (2) the special servicer, the certificate administrator and the trustee receive an opinion of independent counsel to the effect that the holding of the property by the Lower-Tier REMIC longer than the above-referenced three year period will not result in the imposition of a tax on any Trust REMIC or cause any Trust REMIC to fail to qualify as a REMIC under the Code at any time that any certificate is outstanding. Subject to the foregoing and any other tax-related limitations, pursuant to the PSA, the special servicer will generally be required to attempt to sell any Mortgaged Property so acquired in accordance with the Servicing Standard. The special servicer will also be required to cause any Mortgaged Property acquired by the issuing entity to be administered so that it constitutes “foreclosure property” within the meaning of Code Section 860G(a)(8) at all times, and that the sale of the property does not result in the receipt by the issuing entity of any income from nonpermitted assets as described in Code Section 860F(a)(2)(B). If the Lower-Tier REMIC acquires title to any Mortgaged Property, the special servicer, on behalf of the Lower-Tier REMIC, will retain, at the expense of the issuing entity, an independent contractor to manage and operate the property. The independent contractor generally will be permitted to perform construction (including renovation) on a foreclosed property only if the construction was more than 10% completed at the time default on the related Mortgage Loan became imminent. The retention of an independent contractor, however, will not relieve the special servicer of its obligation to manage the Mortgaged Property as required under the PSA.
In general, the special servicer will be obligated to cause any Mortgaged Property acquired as an REO Property to be operated and managed in a manner that would, in its reasonable judgment and in accordance with the Servicing Standard, maximize the issuing entity’s net after-tax proceeds from such property.  Generally, none of the Trust REMICs will be taxable on income received with respect to a Mortgaged Property acquired by the issuing entity to the extent that it constitutes “rents from real property”, within the meaning of Code Section 856(d) and Treasury regulations under the Code. Rents from real property include fixed rents and rents based on the gross receipts or sales of a tenant but do not include the portion of any rental based on the net income or profit of any tenant or sub-tenant. No determination has been made whether rent on any of the Mortgaged Properties meets this requirement. Rents from real property include charges for services customarily furnished or rendered in connection with the rental of real property, whether or not the charges are separately stated. Services furnished to the tenants of a particular building will be considered as customary if, in the geographic market in which the building is located, tenants in buildings which are of similar class are customarily provided with the service. No determination has been made whether the services furnished to the tenants of the Mortgaged Properties are “customary” within the meaning of applicable regulations. It is therefore possible that a portion of the rental income with respect to a Mortgaged Property owned by the issuing entity would not constitute rents from real property, or that none of such income would qualify if a separate charge is not stated for such non-customary services or they are not performed by an independent contractor. Rents from real property also do not include income from the operation of a trade or business on the Mortgaged Property, such as a hospitality property, or rental income attributable to personal property leased in connection with a lease of real property if the rent attributable to personal property exceeds 15% of the total net rent for the taxable year. Any of the foregoing types of income may instead constitute “net income from foreclosure property”, which would be taxable to the Lower-Tier REMIC at the federal corporate rate (which, as of January 1, 2018, is 21%) and may also be subject to state or local taxes. The PSA provides that the special servicer will be permitted to cause the Lower-Tier REMIC to earn “net income from foreclosure property” that is subject to tax if it determines that the net after-tax benefit to Certificateholders [and the RR Interest Owner] is greater than another method of operating or net leasing the Mortgaged Property. Because these sources of income, if they exist, are already in place with respect to the Mortgaged Properties, it is generally viewed as beneficial to Certificateholders [and the RR Interest

Owner] to permit the issuing entity to continue to earn them if it acquires a Mortgaged Property, even at the cost of this tax. These taxes would be chargeable against the related income for purposes of determining the proceeds available for distribution to holders of certificates [and the RR Interest Owner]. See “Material Federal Income Tax Considerations—Taxes That May Be Imposed on a REMIC—Prohibited Transactions”.
Under the PSA, the special servicer is required to establish and maintain one or more REO Accounts, to be held on behalf of the trustee for the benefit of the Certificateholders [the RR Interest Owner ] and with respect to a Serviced Whole Loan, the Serviced Companion Loan Holder, for the retention of revenues and insurance proceeds derived from each REO Property.  The special servicer is required to use the funds in the REO Account to pay for the proper operation, management, maintenance and disposition of any REO Property, but only to the extent of amounts on deposit in the REO Account relate to such REO Property.  To the extent that amounts in the REO Account in respect of any REO Property are insufficient to make such payments, the master servicer is required to make a Servicing Advance, unless it determines such Servicing Advance would be nonrecoverable.  Within one business day following the end of each Collection Period, the special servicer is required to deposit all amounts received in respect of each REO Property during such Collection Period, net of any amounts withdrawn to make any permitted disbursements, to the Collection Account; provided, that the special servicer may retain in the REO Account permitted reserves.
Sale of Defaulted Loans and REO Properties
If the special servicer determines in accordance with the Servicing Standard that it would be in the best economic interests of the Certificateholders [the RR Interest Owner ] or, in the case of a Serviced Whole Loan, Certificateholders [the RR Interest Owner ] and any holder of the related Serviced Companion Loan (as a collective whole as if such Certificateholders and Serviced Companion Loan Holder constituted a single lender) to attempt to sell a Defaulted Loan (other than a Non-Serviced Mortgage Loan) and any related Serviced Companion Loan as described below, the special servicer will be required to use reasonable efforts to solicit offers for each Defaulted Loan on behalf of the Certificateholders [the RR Interest Owner ] and the holder of any related Serviced Companion Loan in such manner as will be reasonably likely to realize a fair price. [In the case of certain Non-Serviced Mortgage Loans, under certain limited circumstances permitted under the related Intercreditor Agreement, to the extent that such Non-Serviced Mortgage Loan is not sold together with the related Non-Serviced Companion Loan by the special servicer for the related Non-Serviced Whole Loan, the special servicer will be entitled to sell (with the consent of the Directing Certificateholder if no Control Termination Event has occurred and is continuing) [and after consultation with the Risk Retention Consultation Party] such Non-Serviced Mortgage Loan if it determines in accordance with the Servicing Standard that such action would be in the best interests of the Certificateholders [the RR Interest Owner ].] The special servicer is required to accept the first cash offer received from any person that constitutes a fair price for the Defaulted Loan. If multiple offers are received during the period designated by the special servicer for receipt of offers, the special servicer is required to select the highest offer. The special servicer is required to give the trustee, the certificate administrator, the master servicer, the operating advisor and the Directing Certificateholder 10 business days’ prior written notice of its intention to sell any such Defaulted Loan. Neither the trustee nor any of its affiliates may make an offer for or purchase any Defaulted Loan.  [“Defaulted Loan” means a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan (i) that is delinquent at least 60 days in respect of its Periodic Payments or delinquent in respect of its balloon payment, if any, in either case such delinquency to be determined without giving effect to any grace period permitted by the related Mortgage or Mortgage Note and without regard to any acceleration of payments under the related Mortgage and Mortgage Note or (ii) as to which the master servicer or special servicer has, by written notice to the related borrower, accelerated the maturity of the indebtedness evidenced by the related Mortgage Note.]
The special servicer will be required to determine whether any cash offer constitutes a fair price for any Defaulted Loan if the highest offeror is a person other than an Interested Person. In determining whether any offer from a person other than an Interested Person constitutes a fair price for any Defaulted Loan, the special servicer will be required to take into account (in addition to the results of any appraisal, updated appraisal or narrative appraisal that it may have obtained pursuant to the PSA within the prior 9 months), among other factors, the period and amount of the occupancy level and physical condition of the related Mortgaged Property and the state of the local economy.
If the highest offeror is an Interested Person (provided that the trustee may not be a offeror), then the trustee will be required to determine whether the cash offer constitutes a fair price [unless (i) the offer is equal to or greater than the applicable Purchase Price, (ii) the offer is the highest offer received and (iii) at least two other offers are received from independent third parties; provided, however, that no offer from an Interested Person will constitute a fair price unless (A) it is the highest offer received and (B) at least two other offers are received from independent third parties]. In determining whether any offer received from an Interested Person represents a fair price for any such Defaulted Loan, the trustee will be supplied with and will be required to rely on the most recent appraisal or updated appraisal conducted in accordance with the PSA within the preceding 9-month period or, in the absence of any such appraisal, on a new appraisal. Except as provided in the following paragraph, the cost of any appraisal will be covered by, and will be reimbursable as, a Servicing Advance.
Notwithstanding anything contained in the preceding paragraph to the contrary, if the trustee is required to determine whether a cash offer by an Interested Person constitutes a fair price, the trustee may (at its option and at the expense of the Interested Person) designate an independent third party expert in real estate or commercial mortgage loan matters with at least 5 years’ experience in valuing or investing in loans similar to the subject Mortgage Loan or Serviced Whole Loan, as the case may be, that has been selected with reasonable care by the trustee to determine if such cash offer constitutes a fair price for such Mortgage Loan or Serviced Whole Loan. If the trustee designates such a third party to make such determination, the trustee will be entitled to rely conclusively upon such third party’s determination. The reasonable costs of all appraisals, inspection reports and broker opinions of value incurred by any such third party pursuant to this paragraph will be covered by, and will be reimbursable by the Interested Person; provided that the trustee will not engage a third party expert whose fees exceed a commercially reasonable amount as determined by the trustee.
The special servicer is required to use reasonable efforts to solicit offers for each REO Property on behalf of the Certificateholders [, the RR Interest] and the related Companion Loan Holder(s) (if applicable) and to sell each REO Property in the same manner as with respect to a Defaulted Loan.
Notwithstanding any of the foregoing paragraphs, the special servicer will not be required to accept the highest cash offer for a Defaulted Loan or REO Property if the special servicer determines (in consultation with the Directing Certificateholder (unless a Consultation Termination Event exists) [and after consultation with the Risk Retention Consultation Party] and, in the case of a Serviced Whole Loan or an REO Property related to a Serviced Whole Loan, the related Companion Loan Holder(s)), in accordance with the Servicing Standard, that rejection of such offer would be in the best interests of the Certificateholders [the RR Interest] and, in the case of a sale of a Serviced Whole Loan or an REO Property related to a Serviced Whole Loan, the related Companion Loan Holder(s) (as a collective whole as if such Certificateholders [the RR Interest] and, if applicable, the related Companion Loan Holder(s) constituted a single lender (and with respect to any AB Whole Loan, taking into account the subordinate nature of the related Trust Subordinate Companion Loan)), and the special servicer may accept a lower offer (from any person other than itself or an affiliate) if it determines, in its reasonable and good faith judgment, that acceptance of such offer would be in the best interests of the Certificateholders [the RR Interest] and, in the case of a Serviced Whole Loan or an REO Property related to a Serviced Whole Loan, the related Companion Loan Holder(s) (as a collective whole as if such Certificateholders [the RR Interest]  and, if applicable, the related Companion Loan Holder(s) constituted a single lender and with respect to any AB Whole Loan, taking into account the subordinate nature of the related Trust Subordinate Companion Loan)).
An “Interested Person” is the depositor, the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the certificate administrator, the trustee, the Directing Certificateholder, [the Risk Retention Consultation Party,] any sponsor, any borrower, any holder of a related mezzanine loan, any manager of a Mortgaged Property, any independent contractor engaged by the special servicer or any known affiliate of any of the preceding entities, and, with respect to a Whole

Loan if it is a Defaulted Loan, the depositor, the master servicer, the special servicer (or any independent contractor engaged by such special servicer), or the trustee for the securitization of a Companion Loan, and each related Companion Loan Holder or its representative, any holder of a related mezzanine loan, or any known affiliate of any such party described above.
With respect to each Serviced Whole Loan, pursuant to the terms of the related Intercreditor Agreement(s), if such Serviced Whole Loan becomes a Defaulted Loan, and if the special servicer determines to sell the related Mortgage Loan in accordance with the discussion in this “—Sale of Defaulted Loans and REO Properties” section, then the special servicer will be required to sell the related Pari Passu Companion Loan together with such Mortgage Loan as one whole loan.  The special servicer will not be permitted to sell the related Mortgage Loan together with the related Pari Passu Companion Loan if such Serviced Whole Loan becomes a Defaulted Loan without the consent of the holder of the related Pari Passu Companion Loan, unless the special servicer complies with certain notice and delivery requirements set forth in the PSA.  See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.
[In connection with any such sale involving an AB Whole Loan, the special servicer will also have the right, but not the obligation, to sell the related Trust Subordinate Companion Loan, provided that such sale will require the consent of the Loan Specific Directing Certificateholder.  A related Companion Loan Holder (or its representative) or a holder of any mezzanine debt relating to a Defaulted Loan will be permitted to submit an offer at any sale of such Defaulted Loan or related REO Property or may have the option to purchase such Defaulted Loan or related REO Property, as applicable, under the related Intercreditor Agreement (and such purchase price is subject to the terms of such Intercreditor Agreement).]  See “Description of the Mortgage Pool—Additional Indebtedness—Mezzanine Indebtedness” and “—The Whole Loans—The Serviced AB Whole Loan”.
In addition, with respect to each Non-Serviced Mortgage Loan, if such Mortgage Loan has become a defaulted Mortgage Loan under the related Non-Serviced PSA, the Non-Serviced Special Servicer will generally have the right to sell such Mortgage Loan together with the related Companion Loan as notes evidencing one whole loan. [The issuing entity, as the holder of the Non-Serviced Mortgage Loans, will have the right to consent to such sale if the required notices and information regarding such sale are not provided to the special servicer in accordance with the related Intercreditor Agreement.  The Directing Certificateholder will be entitled to exercise such consent right so long as a Control Termination Event has not occurred and is continuing, and if a Control Termination Event has occurred and is continuing, the special servicer will exercise such consent rights.]  See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan”.
To the extent that Liquidation Proceeds collected with respect to any Mortgage Loan are less than the sum of (1) the outstanding principal balance of the Mortgage Loan, (2) interest accrued on the Mortgage Loan and (3) the aggregate amount of outstanding reimbursable expenses (including any (i) unpaid servicing compensation, (ii) unreimbursed Servicing Advances, (iii) accrued and unpaid interest on all Advances and (iv) additional expenses of the issuing entity) incurred with respect to the Mortgage Loan, the issuing entity will realize a loss in the amount of the shortfall. The trustee, the master servicer and/or the special servicer will be entitled to reimbursement out of the Liquidation Proceeds recovered on any Mortgage Loan, prior to the distribution of those Liquidation Proceeds to Certificateholders [and the RR Interest Owner], of any and all amounts that represent unpaid servicing compensation in respect of the related Mortgage Loan, certain unreimbursed expenses incurred with respect to the Mortgage Loan and any unreimbursed Advances (including interest on Advances) made with respect to the Mortgage Loan. In addition, amounts otherwise distributable on the certificates will be further reduced by interest payable to the master servicer, the special servicer or trustee on these Advances.

The Directing Certificateholder
General
Subject to the rights of the holder of the related Companion Loan and the Loan Specific Directing Certificateholder under the related Intercreditor Agreement as described under “—Rights of Holders of Companion Loans and Loan Specific Directing Certificateholder” below, for so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder will be entitled to advise (1) the special servicer, with respect to all Specially Serviced Loans or (2) the special servicer, with respect to non-Specially Serviced Loans, as to all matters for which the master servicer must obtain the consent or deemed consent of the special servicer (e.g., the Major Decisions) and will have the right to replace the special servicer with or without cause and have certain other rights under the PSA, each as described below. Upon the occurrence and continuance of a Control Termination Event, the Directing Certificateholder will have certain consultation rights only, and upon the occurrence of a Consultation Termination Event, the Directing Certificateholder will not have any consent or consultation rights, as further described below.
The “Directing Certificateholder” will be [the Controlling Class Certificateholder (or its representative) selected by more than [__]% of the Controlling Class Certificateholders, by Certificate Balance, as determined by the certificate registrar from time to time[; provided, however, that
(1) absent that selection, or
(2) until a Directing Certificateholder is so selected, or
(3) upon receipt of a notice from a majority of the Controlling Class Certificateholders, by Certificate Balance, that a Directing Certificateholder is no longer designated, the Controlling Class Certificateholder that owns the largest aggregate Certificate Balance of the Controlling Class (or its representative) will be the Directing Certificateholder;
provided, however, that (i) in the case of this clause (3), in the event no one holder owns the largest aggregate Certificate Balance of the Controlling Class, then there will be no Directing Certificateholder until appointed in accordance with the terms of the PSA, and (ii) the certificate administrator and the other parties to the PSA will be entitled to assume that the identity of the Directing Certificateholder has not changed until such parties receive written notice of a replacement of the Directing Certificateholder from a party holding the requisite interest in the Controlling Class, or the resignation of the then-current Directing Certificateholder.][DEFINITION OF DIRECTING CERTIFICATEHOLDER MAY BE MODIFIED.]
The initial Directing Certificateholder is expected to be [NAME OF DIRECTING CERTIFICATEHOLDER] or another affiliate of [NAME OF B-PIECE BUYER].
A “Controlling Class Certificateholder” is each holder (or Certificate Owner, if applicable) of a certificate of the Controlling Class as determined by the certificate registrar from time to time, upon request by any party to the PSA.
The “Controlling Class” will be, as of any time of determination, the most subordinate class of Control Eligible Certificates then-outstanding that has an aggregate Certificate Balance (as notionally reduced by any Appraisal Reduction Amounts allocable to such class) at least equal to 25% of the initial Certificate Balance of that class; provided that if, at any time, the Certificate Balances of all Control Eligible Certificates, as notionally reduced by any Appraisal Reduction Amounts (but without regard to any Collateral Deficiency Amount) allocable to such classes, have been reduced to zero, the Controlling Class will be the most senior Class of Control Eligible Certificates that has a principal balance greater than zero. The Controlling Class as of the Closing Date will be [THE MOST SUBORDINATE CLASS AMONG CONTROL ELIGIBLE CERTIFICATES].
The “Control Eligible Certificates” will be any of the [SPECIFY SUBORDINATE CLASSES].

The master servicer, the special servicer, the operating advisor, the certificate administrator, the trustee or any certificateholder may request that the certificate registrar determine which class of certificates is the then-current Controlling Class and the certificate registrar must thereafter provide such information to the requesting party. The depositor, the trustee, the master servicer, the special servicer, the operating advisor and, for so long as no Consultation Termination Event has occurred, the Directing Certificateholder, may request that the certificate administrator provide, and the certificate administrator must so provide, a list of the holders (or Certificate Owners, if applicable) of the Controlling Class. The trustee, the certificate administrator, the master servicer, the special servicer and the operating advisor may each rely on any such list so provided.
In the event that no Directing Certificateholder has been appointed or identified to the master servicer or the special servicer, as applicable, and the master servicer or special servicer, as applicable, has attempted to obtain such information from the certificate administrator and no such entity has been identified to the master servicer or the special servicer, as applicable, then until such time as the new Directing Certificateholder is identified, the master servicer or the special servicer, as applicable, shall have no duty to consult with, provide notice to, or seek the approval or consent of any such Directing Certificateholder as the case may be.
[THE MOST SENIOR CLASS AMONG CONTROL ELIGIBLE CLASS CERTIFICATES] certificateholders that are the Controlling Class Certificateholders may waive its rights as the Controlling Class Certificateholders as described in “—Control Termination Event, Consultation Termination Event and Operating Advisor Consultation Event” below.
Major Decisions
Except as otherwise described under “—Servicing Override” below and subject to the rights of the holder of the related Companion Loan (or in the case of an AB Whole Loan, the Loan Specific Directing Certificateholder) under the related Intercreditor Agreement as described under “—Rights of Holders of Companion Loans and Loan Specific Directing Certificateholder” below, (a) the master servicer will not be permitted to take any of the following actions unless it has obtained the consent of the special servicer and (b) prior to the occurrence and continuance of a Control Termination Event, the special servicer will not be permitted to take any of the following actions and the special servicer will not be permitted to consent to the master servicer’s taking any of the following actions, as to which the Directing Certificateholder has objected in writing within ten business days (or [thirty (30)] days with respect to clause (x) below) after receipt of the written analysis (provided that if such written objection has not been received by the special servicer within such ten-business-day (or [30]-day) period, the Directing Certificateholder will be deemed to have approved such action).
Each of the following, a “Major Decision”:
(i) any proposed or actual foreclosure upon or comparable conversion (which may include acquisitions of an REO Property) of the ownership of properties securing such of the Mortgage Loans and/or Serviced Whole Loan as come into and continue in default;
(ii)        any modification, consent to a modification or waiver of any monetary term (other than Penalty Charges (which the Master Servicer or Special Servicer, as applicable, is permitted to waive pursuant to the Pooling and Servicing Agreement)) or material non monetary term (including, without limitation, (i) a modification of the type of defeasance collateral required under the related Mortgage Loan documents such that defeasance collateral other than direct, non-callable obligations of the United States of America would be permitted, (ii) a modification that would permit a principal prepayment instead of defeasance if the related Mortgage Loan documents do not otherwise permit such principal prepayment and (iii) a modification with respect to the timing of payments and acceptance of discounted pay-offs, but excluding the waiver of Penalty Charges) of a Mortgage Loan or Serviced Whole Loan or any extension of the maturity date of such Mortgage Loan or Serviced Whole Loan;

(iii)        any sale of a Defaulted Mortgage Loan or REO Property (other than in connection with the termination of the Issuing Entity as described under “—Optional Termination; Optional Mortgage Loan Purchase” in this prospectus) for less than the applicable Repurchase Price (excluding the amount described in clause (vi) of the definition of “Repurchase Price”);
(iv)        any determination to bring an REO Property into compliance with applicable environmental laws or to otherwise address hazardous material located at an REO Property;
(v) any release of collateral or any acceptance of substitute or additional collateral for a Mortgage Loan or Serviced Whole Loan or any consent to either of the foregoing, other than immaterial condemnation actions and other similar takings, or if otherwise required pursuant to the specific terms of the related Mortgage Loan or Serviced Whole Loan and for which there is no lender discretion;
(vi)        any waiver of a “due-on-sale” or “due-on-encumbrance” clause with respect to a Mortgage Loan or Serviced Whole Loan, if lender consent is required, any consent to such a waiver or consent to a transfer of the Mortgaged Property or interests in the borrower or consent to the incurrence of additional debt, other than any such transfer or incurrence of debt as may be effected without the consent of the lender under the related loan agreement or related to an immaterial easement, right of way or similar agreement;
(vii)       any property management company changes or franchise changes (to the extent the lender is required to consent or approve under the Mortgage Loan documents);
(viii)      releases of any escrow accounts, reserve accounts or letters of credit held as performance or “earn-out” escrows or reserves, other than those required pursuant to the specific terms of the related Mortgage Loan or Serviced Whole Loan and for which there is no lender discretion;
(ix)       any acceptance of an assumption agreement or any other agreement permitting transfers of interests in a borrower or guarantor releasing a borrower or guarantor from liability under a Mortgage Loan or Serviced Whole Loan other than pursuant to the specific terms of such Mortgage Loan or Serviced Whole Loan and for which there is no lender discretion;
(x)        the determination of the Special Servicer pursuant to clause (b) or clause (g) of the definition of “Servicing Transfer Event”;
(xi)       following a default or an event of default with respect to a Mortgage Loan or Serviced Whole Loan, any acceleration of the Mortgage Loan or Serviced Whole Loan, as the case may be, or initiation of judicial, bankruptcy or similar proceedings under the related loan documents or with respect to the related borrower or Mortgaged Property;
(xii)       any modification, waiver or amendment of an intercreditor agreement, Co-Lender Agreement or similar agreement with any mezzanine lender or subordinate debt holder related to a Mortgage Loan or Serviced Whole Loan, or an action to enforce rights with respect thereto, in each case, in a manner that materially and adversely affects the holders of the Control Eligible Certificates;
(xiii)      any determination of an Acceptable Insurance Default;
(xiv)      any proposed modification or waiver of any material provision in the related loan documents governing the type, nature or amount of insurance coverage required to be obtained and maintained by the related borrower; and
(xv)       any approval of any casualty insurance settlements or condemnation settlements, and any determination to apply casualty proceeds or condemnation awards to the reduction of the debt rather than to the restoration of the Mortgaged Property; [LIST OF MAJOR DECISION MAY BE MODIFIED].
Prior to the occurrence and continuance of an Operating Advisor Consultation Event, the special servicer will be required to provide each Major Decision Reporting Package to the operating advisor promptly after the special servicer receives the Directing Certificateholder’s approval or deemed approval of such Major Decision Reporting Package; provided, however, that with respect to any non-Specially Serviced Loan no Major Decision Reporting Package will be required to be delivered (and the special servicer will use reasonable efforts not to deliver such Major Decision Reporting Package) prior to the occurrence and continuance of an Operating Advisor Consultation Event. After the occurrence and during the continuance of an Operating Advisor Consultation Event (whether or not a Control Termination Event is continuing), the master servicer or the special servicer that is processing the related Major Decision will be required to provide each Major Decision Reporting Package to the operating advisor simultaneously with the master servicer’s or the special servicer’s written request, as applicable, for the operating advisor’s input regarding the related Major Decision (which written request and Major Decision Reporting Package may be delivered in one notice), as set forth under “—Control Termination Event, Consultation Termination Event and Operating Advisor Consultation Event” below. With respect to any particular Major Decision and/or related Major Decision Reporting Package or any Asset Status Report required to be delivered by the master servicer or the special servicer, to the operating advisor, the master servicer or the special servicer, as applicable, will be required to make available to the operating advisor a servicing officer with the relevant knowledge regarding the applicable Mortgage Loan and such Major Decision and/or Asset Status Report in order to address reasonable questions that the operating advisor may have relating to, among other things, such Major Decision and/or Asset Status Report.
“Major Decision Reporting Package” means, with respect to any Major Decision for which it is processing, a written report by the master servicer or the special servicer, as applicable, describing in reasonable detail (i) the background and circumstances requiring action of the master servicer or the special servicer, as applicable, and (ii) the proposed course of action recommended.
Asset Status Report
So long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder will have the right to disapprove the Asset Status Report prepared by the special servicer with respect to a Specially Serviced Loan.  If a Consultation Termination Event has occurred, the Directing Certificateholder will have no right to consult with the special servicer with respect to the Asset Status Reports.  See “—Asset Status Report” above.
Notwithstanding the foregoing, with respect to a Subordinate Companion Loan and prior to the occurrence and continuance of an AB Control Appraisal Period, the special servicer will prepare an Asset Status Report for the related AB Whole Loan within 60 days after it becomes a Specially Serviced Loan in accordance with the terms of the PSA and any applicable provisions of the related intercreditor agreement and the Directing Certificateholder will have no approval rights over any such Asset Status Report.
Replacement of Special Servicer
So long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder will have the right to replace the special servicer with or without cause as described under “—Replacement of Special Servicer Without Cause” and “—Termination of Master Servicer and Special Servicer for Cause—Servicer Termination Events” below.
Control Termination Event, Consultation Termination Event and Operating Advisor Consultation Event
If a Control Termination Event has occurred and is continuing, but for so long as no Consultation Termination Event has occurred, neither the master servicer nor the special servicer will be required to obtain the consent of the Directing Certificateholder with respect to any of the Major Decisions or Asset

Status Reports, but will be required to consult with the Directing Certificateholder in connection with any Major Decision that it is processing or, in the case of the special servicer, any Asset Status Report (or any other matter for which the consent of the Directing Certificateholder would have been required or for which the Directing Certificateholder would have the right to direct the master servicer or the special servicer if no Control Termination Event had occurred and was continuing) and to consider alternative actions recommended by the Directing Certificateholder in respect of such Major Decision or Asset Status Report (or such other matter). Such consultation will not be binding on the master servicer or the special servicer.  In the event the master servicer or the special servicer, as applicable, receives no response from the Directing Certificateholder within 10 days following the master servicer’s or the special servicer’s written request for input (which request is required to include the related Major Decision Reporting Package) on any required consultation, the master servicer or the special servicer, as applicable, will not be obligated to consult with the Directing Certificateholder on the specific matter; provided, however, that the failure of the Directing Certificateholder to respond will not relieve the master servicer or the special servicer, as applicable, from consulting with the Directing Certificateholder on any future matters with respect to the applicable Mortgage Loan or Serviced Whole Loan or any other Mortgage Loan. With respect to any Excluded Special Servicer Loan (that is not also an applicable Excluded Loan), if any, the Directing Certificateholder (prior to the occurrence and continuance of a Control Termination Event) will be required to select an Excluded Special Servicer with respect to such Excluded Special Servicer Loan. After the occurrence and during the continuance of a Control Termination Event or if at any time the applicable Excluded Special Servicer Loan is also an applicable Excluded Loan, the resigning special servicer will be required to use reasonable efforts to select the related Excluded Special Servicer.
In addition, if an Operating Advisor Consultation Event has occurred and is continuing, the master servicer or the special servicer will also be required to consult with the operating advisor in connection with any Major Decision that it is processing (and such other matters that are subject to consultation rights of the operating advisor pursuant to the PSA) and to consider alternative actions recommended by the operating advisor in respect of such Major Decision; provided that such consultation is on a non-binding basis.  In the event the master servicer or the special servicer, as applicable, receives no response from the operating advisor within 10 days following the later of (i) its written request for input (which request is required to include the related Major Decision Reporting Package) on any required consultation and (ii) delivery of all such additional information reasonably requested by the operating advisor that is in possession of the master servicer or the special servicer, as applicable, related to the subject matter of such consultation, the master servicer or the special servicer, as applicable, will not be obligated to consult with the operating advisor on the specific matter; provided, however, that the failure of the operating advisor to respond will not relieve the master servicer or the special servicer, as applicable, from consulting with the operating advisor on any future matters with respect to the applicable Mortgage Loan or Serviced Whole Loan or any other Mortgage Loan.  Notwithstanding anything to the contrary contained in this prospectus, with respect to any applicable Excluded Loan related to the Directing Certificateholder (regardless of whether an Operating Advisor Consultation Event has occurred and is continuing), the master servicer, the special servicer or the related Excluded Special Servicer, as applicable, will be required to consult with the operating advisor, on a non-binding basis, in connection with the related transactions involving proposed Major Decisions that it is processing and consider alternative actions recommended by the operating advisor, in respect thereof, in accordance with the procedures set forth in the PSA for consulting with the operating advisor.
In addition, (i) for so long as no Consultation Termination Event is continuing, with respect to any Specially Serviced Loan (other than any Non-Serviced Mortgage Loan or any applicable Excluded Loan), [and (ii) during the continuance of a Consultation Termination Event, with respect to any Mortgage Loan (other than any Non-Serviced Mortgage Loan or any applicable Excluded Loan), the master servicer or the special servicer will also be required to consult with the Risk Retention Consultation Party in connection with any Major Decision it is processing (and such other matters that are subject to consultation rights of the Risk Retention Consultation Party pursuant to the PSA) and to consider alternative actions recommended by the Risk Retention Consultation Party in respect of such Major Decision; provided that such consultation is on a non-binding basis]. [In the event the master servicer or the special servicer, as applicable, receives no response from the Risk Retention Consultation Party within 10 days following the later of (i) the master servicer’s or the special servicer’s written request for input (which request is required to include the related Major Decision Reporting Package) on any required consultation and (ii) delivery of all such additional information reasonably requested by the Risk Retention Consultation Party related to the subject matter of such consultation, the master servicer or the special servicer, as applicable, will not be obligated to consult with the Risk Retention Consultation Party on the specific matter; provided, however, that the failure of the Risk Retention Consultation Party to respond will not relieve the master servicer or the special servicer, as applicable using reasonable efforts to consult with the Risk Retention Consultation Party on any future matters with respect to the applicable Mortgage Loan or Serviced Whole Loan or any other Mortgage Loan.]
If a Consultation Termination Event has occurred, no class of certificates will act as the Controlling Class, and the Directing Certificateholder will have no consultation or consent rights under the PSA and will have no right to receive any notices, reports or information (other than notices, reports or information required to be delivered to all Certificateholders) or any other rights as Directing Certificateholder under the PSA.  The master servicer or the special servicer, as applicable, will nonetheless be required to consult with the operating advisor in connection with Major Decisions that it is processing, asset status reports and other material special servicing actions to the extent set forth in the PSA, and no Controlling Class Certificateholder will be recognized or have any right to approve or be consulted with respect to asset status reports or material special servicer actions.
A “Control Termination Event” will occur when (i) the [THE MOST SENIOR CLASS AMONG CONTROL ELIGIBLE CERTIFICATES] certificates have a Certificate Balance (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balance of such class) of less than 25% of the initial Certificate Balance of that class or (ii) a holder of the  [THE MOST SENIOR CLASS AMONG CONTROL ELIGIBLE CERTIFICATES] certificates is the majority Controlling Class Certificateholder and has irrevocably waived its right, in writing, to exercise any of the rights of the Controlling Class Certificateholder and such rights have not been reinstated to a successor controlling class certificateholder as described below.
A “Consultation Termination Event” will occur when (i) there is no class of Control Eligible Certificates that has a then-outstanding Certificate Balance at least equal to 25% of the initial Certificate Balance of that class, in each case, without regard to the application of any Appraisal Reduction Amounts; or (ii) a holder of the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] is the majority Controlling Class Certificateholder and has irrevocably waived its right, in writing, to exercise any of the rights of the Controlling Class Certificateholder and such rights have not been reinstated to a successor controlling class certificateholder pursuant to the terms of the PSA; provided that no Consultation Termination Event resulting solely from the operation of clause (ii) will be deemed to have existed or be in continuance with respect to a successor holder of [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] that has not irrevocably waived its right to exercise any of the rights of the Controlling Class Certificateholder.
At any time that the Controlling Class Certificateholder is the holder of a majority of the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] certificates and the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] certificates are the Controlling Class, it may waive its right (a) to appoint the Directing Certificateholder and (b) to exercise any of the Directing Certificateholder’s rights set forth in the PSA by irrevocable written notice delivered to the depositor, certificate administrator, master servicer, special servicer and operating advisor. During such time, the special servicer will be required to consult with only the operating advisor in connection with asset status reports and material special servicing actions to the extent set forth in the PSA, and no Controlling Class Certificateholder will be recognized or have any right to replace the special servicer or approve or be consulted with respect to asset status reports or material special servicer actions.  Any such waiver will remain effective until such time as the Controlling Class Certificateholder sells or transfers all or a portion of its interest in the certificates to an unaffiliated third party if such unaffiliated third party then holds the majority of the Controlling Class after giving effect to such transfer. Following any such sale or transfer of [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES], the successor Class [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] Certificateholder that is the Controlling Class Certificateholder will be reinstated as, and will again have the rights of, the Controlling Class Certificateholder without regard to any prior waiver by the predecessor certificateholder that was the Controlling Class Certificateholder.  The successor  [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES]certificateholder that is the Controlling Class Certificateholder will also have the right to irrevocably waive its right to appoint the Directing Certificateholder and to exercise any of the rights of the Controlling Class Certificateholder. In the event of any transfer of the [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] by a Controlling Class Certificateholder that had irrevocably waived its rights as described in this paragraph, the successor Controlling Class Certificateholder that purchased such [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES], even if it does not waive its rights as described in the preceding sentence, will not have any consent rights with respect to any Mortgage Loan that became a Specially Serviced Loan prior to such successor Controlling Class Certificateholder’s purchase of [THE MOST SENIOR CLASS AMONG THE CONTROL ELIGIBLE CERTIFICATES] and had not become a Corrected Loan prior to such purchase until such Mortgage Loan becomes a Corrected Loan.]
For a description of certain restrictions on any modification, waiver or amendment to the Mortgage Loan documents, see “—Modifications, Waivers and Amendments” above.
Servicing Override
In the event that the master servicer or the special servicer, as applicable, determines that immediate action with respect to any Major Decision (or any other matter requiring consent of the Directing Certificateholder prior to the occurrence and continuance of a Control Termination Event in the PSA (or any matter requiring consultation with the Directing Certificateholder [, the Risk Retention Consultation Party] or the operating advisor)) is necessary to protect the interests of the Certificateholders [, the RR Interest] (and, with respect to a Serviced Whole Loan, the interest of the Certificateholders [, the RR Interest] and the holders of the related Serviced Companion Loan), as a collective whole (taking into account the subordinate or pari passu nature of any Companion Loans), the master servicer or the special servicer, as the case may be, may take any such action without waiting for the Directing Certificateholder’s response (or without waiting to consult with the Directing Certificateholder [, the Risk Retention Consultation Party] or the operating advisor, as the case may be); provided that the special servicer or master servicer, as applicable provides the Directing Certificateholder (or the operating advisor, if applicable) with prompt written notice following such action including a reasonably detailed explanation of the basis for such action.
[Similarly, in the event that the master servicer or the special servicer, as applicable, determines that immediate action with respect to any AB Major Decision (or any other matter requiring consent of the Loan Specific Directing Certificateholder prior to the occurrence and continuance of an AB Control Appraisal Period (or any matter requiring consultation with the Loan Specific Directing Certificateholder) is necessary to protect the interests of the Certificateholders [, the RR Interest], as a collective whole (taking into account the subordinate nature of the related Subordinate Companion Loan), the master servicer or the special servicer, as the case may be, may take any such action without waiting for the Loan Specific Directing Certificateholder’s response [(or without waiting to consult with the [Loan Specific Directing Certificateholder] [Risk Retention Consultation Party])]; provided that the special servicer or master servicer, as applicable provides the [Loan Specific Directing Certificateholder] [Risk Retention Consultation Party] (or the operating advisor, if applicable) with prompt written notice following such action including a reasonably detailed explanation of the basis for such action.]
In addition, neither the master servicer nor the special servicer (i) will be required to take or refrain from taking any action pursuant to instructions or objections from the Directing Certificateholder or the [Loan Specific Directing Certificateholder] [Risk Retention Consultation Party] or (ii) may follow any advice or consultation provided by the Directing Certificateholder or the [Loan Specific Directing Certificateholder] [Risk Retention Consultation Party] (or its representative) that would (1) cause it to violate any applicable law, the related Mortgage Loan documents, any related Intercreditor Agreement, the PSA, including the Servicing Standard, or the REMIC provisions, (2) expose the master servicer, the special servicer, the certificate administrator, the operating advisor, the asset representations reviewer, the issuing entity or the trustee to liability, (3) materially expand the scope of responsibilities of the master servicer or the special servicer, as applicable, under the PSA or (4) cause the master servicer or the special servicer, as applicable, to act, or fail to act, in a manner which in the reasonable judgment of the master servicer or the special servicer, as applicable, is not in the best interests of the Certificateholders [, the RR Interest] (and, with respect to a Serviced Whole Loan, subject to the rights of the holders of the related Companion Loan, as described under “Description of the Mortgage Pool—The Whole Loans”).
Rights of Holders of Companion Loans and Loan Specific Directing Certificateholder
With respect to each Non-Serviced Whole Loan, the Directing Certificateholder will not be entitled to exercise the rights described above, but such rights, or rights substantially similar to those rights, will be exercisable by [the Non-Serviced Directing Certificateholder].  The issuing entity, as the holder of the Non-Serviced Mortgage Loans, has consultation rights with respect to certain major decisions relating to the Non-Serviced Whole Loans, and so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder will be entitled to exercise such consultation rights of the issuing entity pursuant to the terms of the related Intercreditor Agreement.  [In addition, so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder may have [certain consent rights] in connection with a sale of a Non-Serviced Whole Loan that has become a Defaulted Loan under certain circumstances described under “—Sale of Defaulted Loans and REO Properties”.]  See also “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “Pooling and Servicing Agreement—Servicing of the Non-Serviced Mortgage Loan”.
With respect to a Serviced Pari Passu Mortgage Loan that is subject to a Pari Passu Companion Loan, the holder of the Pari Passu Companion Loan has consultation rights with respect to certain major decisions.  See “See “Description of the Mortgage Pool—The Whole Loans—The Serviced Pari Passu Whole Loan”.
With respect to an AB Whole Loan, prior to the occurrence of an AB Control Appraisal Period with respect to the related Subordinate Companion Loan, the Directing Certificateholder will not be entitled to exercise the above described rights, and those rights will be held by the Subordinate Companion Loan holder (or Loan Specific Directing Certificateholder in the case of the Trust Subordinate Companion Loan) in accordance with the PSA and the related Intercreditor Agreement. Prior to the occurrence and continuance of an AB Control Appraisal Period, the consent of the Subordinate Companion Loan holder (or Loan Specific Directing Certificateholder in the case of the Trust Subordinate Companion Loan) is required to be obtained by the special servicer for any AB Major Decision (rather than any Major Decision). However, during an AB Control Appraisal Period with respect to an AB Whole Loan, the Directing Certificateholder will have the same rights (including the rights described above) with respect to an AB Whole Loan as it does for the other Mortgage Loans in the issuing entity.  See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.
Limitation on Liability of Directing Certificateholder
The Directing Certificateholder will not be liable to the issuing entity or the Certificateholders for any action taken, or for refraining from the taking of any action, or for errors in judgment. However, the Directing Certificateholder will not be protected against any liability to the Controlling Class Certificateholders that would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of duties or by reason of reckless disregard of obligations or duties owed to the Controlling Class Certificateholders.
Each Certificateholder will acknowledge and agree, by its acceptance of its certificates, that the Directing Certificateholder:
(a) may have special relationships and interests that conflict with those of holders of one or more classes of certificates;
(b) may act solely in the interests of the holders of the Controlling Class;

(c) does not have any liability or duties to the holders of any class of certificates other than the Controlling Class;
(d) may take actions that favor the interests of the holders of the Controlling Class over the interests of the holders of one or more other classes of certificates; and
(e) will have no liability whatsoever (other than to a Controlling Class Certificateholder) for having so acted as set forth in (a) – (d) above, and no Certificateholder may take any action whatsoever against the Directing Certificateholder or any director, officer, employee, agent or principal of the Directing Certificateholder for having so acted.
The taking of, or refraining from taking, any action by the master servicer or the special servicer in accordance with the direction of or approval of the Directing Certificateholder, which does not violate the terms of any Mortgage Loan, any law or the accepted servicing practices or the provisions of the PSA or the related Intercreditor Agreement, will not result in any liability on the part of the master servicer or the special servicer.
Each certificateholder will acknowledge and agree, by its acceptance of its certificates, that the Loan Specific Directing Certificateholder and the holders of any Non-Serviced Companion Loan or their respective designees (e.g. the Non-Serviced Directing Certificateholder under the related Non-Serviced PSA) will have limitations on liability with respect to actions taken in connection with the related Mortgage Loan similar to the limitations of the Directing Certificateholder described above pursuant to the terms of the related Intercreditor Agreement and the related Non-Serviced PSA.  See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan”.
The Operating Advisor
General
The operating advisor will act solely as a contracting party to the extent, and in accordance with the standard of care, set forth in the PSA, and will have no fiduciary duty to any party. The operating advisor’s duties will be limited to its specific duties under the PSA, and the operating advisor will have no duty or liability to any particular class of certificates or any Certificateholder [or RR Interest Owner]. The operating advisor is not the special servicer or a sub-servicer and will not be charged with changing the outcome on any particular Specially Serviced Loan. By purchasing a certificate, potential investors acknowledge and agree that there could be multiple strategies to resolve any Specially Serviced Loan and that the goal of the operating advisor’s participation is to provide additional input relating to the special servicer’s compliance with the Servicing Standard in making its determinations as to which strategy to execute.
Potential investors should note that the operating advisor is not an “advisor” for any purpose other than as specifically set forth in the PSA and is not an advisor to any person, including without limitation any Certificateholder [or RR Interest Owner]. For the avoidance of doubt, the operating advisor is not an “investment adviser” within the meaning of the Investment Advisers Act of 1940, as amended. See “Risk Factors—Other Risks Relating to the Certificates—Your Lack of Control Over the Issuing Entity and the Mortgage Loans Can Adversely Impact Your Investment”.
Notwithstanding the foregoing, the operating advisor will generally have no obligations or consultation rights under the PSA for this transaction with respect to any Non-Serviced Whole Loan (each of which will be serviced pursuant to the related Non-Serviced PSA) or any related REO Properties. However, [NAME OF OPERATING ADVISOR] is also the operating advisor under the [NAME OF NON-SERVICED PSA] and, in that capacity, will have certain obligations and consultation rights with respect to the Non-Serviced Special Servicer pursuant to the [NAME OF NON-SERVICED PSA], that are substantially similar to those of the operating advisor under the PSA. See “—Servicing of the Non-Serviced Mortgage Loan” below.

Duties of Operating Advisor In General
With respect to each Mortgage Loan (other than any Non-Serviced Mortgage Loan) or Serviced Whole Loan, the operating advisor’s obligations will generally consist of the following:
(a) reviewing (i) the actions of the special servicer with respect to a Mortgage Loan when it is a Specially Serviced Loan and (ii) after the occurrence and during the continuance of an Operating Advisor Consultation Event, the actions of the special servicer with respect to Major Decisions relating to a Mortgage Loan when it is not a Specially Serviced Loan, as described in “—The Directing Certificateholder—Major Decisions” above;
(b) reviewing (i) all reports by the special servicer made available to Privileged Persons that are posted on the certificate administrator’s website and (ii) each Asset Status Report (after the occurrence and during the continuance of an Operating Advisor Consultation Event) and Final Asset Status Report;
(c) promptly recalculating the accuracy of the mathematical calculations and the corresponding application of the non-discretionary portion of the applicable formulas required to be utilized in connection with: (1) any Appraisal Reduction Amount or (2) net present value calculations used in the special servicer’s determination of what course of action to take in connection with the workout or liquidation of a Mortgage Loan when it is a Specially Serviced Loan; and
(d) preparing an annual report  (if, at any time during the prior calendar year (i) a Mortgage Loan (other than a Non-Serviced Mortgage Loan) or Serviced Whole Loan  was a Specially Serviced Loan or (ii) the operating advisor was entitled to consult with the special servicer with respect to a Major Decision) generally in the form attached to this prospectus as Annex C, to be provided to the trustee, the master servicer, the Rating Agencies and the certificate administrator (and made available through the certificate administrator’s website) in accordance with the Operating Advisor Standard, as described in “—Annual Report”.
In connection with the performance of the duties described in clause (c) above:
(i) after the calculation has been finalized (and if an Operating Advisor Consultation Event has occurred and is continuing prior to the utilization by the special servicer), the special servicer will be required to deliver the foregoing calculations together with information and support materials (including such additional information reasonably requested by the operating advisor to confirm the mathematical accuracy of such calculations, but not including any Privileged Information) to the operating advisor;
(ii) if the operating advisor does not agree with the mathematical calculations or the application of the applicable non-discretionary portions of the formula required to be utilized for such calculation, the operating advisor and the special servicer will be required to consult with each other in order to resolve any material inaccuracy in the mathematical calculations or the application of the non-discretionary portions of the related formula in arriving at those mathematical calculations or any disagreement; and
(iii) if the operating advisor and the special servicer are not able to resolve such matters, the operating advisor will be required to promptly notify the certificate administrator and the certificate administrator will be required to examine the calculations and supporting materials provided by the special servicer and the operating advisor and determine which calculation is to apply.
Prior to the occurrence and continuance of an Operating Advisor Consultation Event, the operating advisor review will be limited to an after-the-action review of the reports, calculations and material described above (together with any additional information and material reviewed by the operating advisor), and, therefore, it will have no involvement with respect to collateral substitutions, assignments, workouts, modifications, consents, waivers, lockbox management, insurance policies, borrower substitutions, lease changes, additional borrower debt, defeasances, property management changes, releases from escrow, assumptions and other similar actions that the special servicer may perform under the PSA and will have no obligations at any time with respect to any Non-Serviced Mortgage Loan.
The “Operating Advisor Standard” means the requirement that the operating advisor must act solely on behalf of the issuing entity and in the best interest of, and for the benefit of, the Certificateholders and [the RR Interest Owner and], with respect to any Serviced Whole Loan for the benefit of the holders of any related Companion Loan (as a collective whole as if such Certificateholders[, the RR Interest Owner] and Companion Loan Holders constituted a single lender, taking into account the pari passu nature of any related Pari Passu Companion Loan and the subordinate nature of any related Subordinate Companion Loan), and not to holders of any particular class of certificates (as determined by the operating advisor in the exercise of its good faith and reasonable judgment), but without regard to any conflict of interest arising from any relationship that the operating advisor or any of its affiliates may have with any of the underlying borrowers, property managers, any sponsor, the mortgage loan seller, the depositor, the master servicer, the special servicer, the asset representations reviewer, the Directing Certificateholder,[ the Risk Retention Consultation Party] or any of their respective affiliates.
Annual Report
Based on the operating advisor’s review of any Assessment of Compliance Report, any Attestation Report, any Major Decision Reporting Package and/or Asset Status Report (in each case, after the occurrence and during the continuance of an Operating Advisor Consultation Event), any Final Asset Status Report and other reports by the special servicer made available to Privileged Persons that are posted on the certificate administrator’s website during the prior calendar year, the operating advisor will (if, at any time during the prior calendar year (i) any Mortgage Loan (other than a Non-Serviced Mortgage Loan) was a Specially Serviced Loan or (ii) the operating advisor was entitled to consult with the special servicer with respect to any Major Decision) prepare an annual report substantially in the form attached to this prospectus as Annex C (the “Operating Advisor Annual Report”) to be provided to the depositor, the 17g-5 Information Provider (and made available through the 17g-5 Information Provider’s website) and the certificate administrator for the benefit of the Certificateholders [and the RR Interest Owner] (and made available through the certificate administrator’s website) within 120 days of the end of the prior calendar year that (a) sets forth whether the operating advisor believes, in its sole discretion exercised in good faith, that the special servicer is operating in compliance with the Servicing Standard with respect to its performance of its duties under the PSA with respect to Specially Serviced Loans (and, after the occurrence and during the continuance of an Operating Advisor Consultation Event, with respect to Major Decisions on non-Specially Serviced Loans and Serviced Companion Loans) during the prior calendar year on a platform-level basis, and (b) identifies (1) which, if any, standards the operating advisor believes, in its sole discretion exercised in good faith, the special servicer has failed to comply and (2) any deviations from the special servicer’s obligations under the PSA with respect to the resolution or liquidation of any Specially Serviced Loan or REO Property (other than with respect to any REO Property related to any Non-Serviced Mortgage Loan); provided, however, that in the event the special servicer is replaced, the Operating Advisor Annual Report will only relate to the entity that was acting as special servicer as of December 31 in the prior calendar year and is continuing in such capacity through the date of such Operating Advisor Annual Report. In preparing any Operating Advisor Annual Report, the operating advisor (i) will not be required to report on instances of non-compliance with, or deviations from, the Servicing Standard or the special servicer’s obligations under the PSA that the operating advisor determines, in its sole discretion exercised in good faith, to be immaterial and (ii) will not be required to provide or obtain a legal opinion, legal review or legal conclusion. Only as used in connection with the Operating Advisor Annual Report, the term “platform-level basis” refers to the special servicer’s performance of its duties with respect to the pool of Specially Serviced Loans (and, after the occurrence and continuance of an Operating Advisor Consultation Event, with respect to Major Decisions on non-Specially Serviced Loans and Serviced Companion Loans) under the PSA taking into account the special servicer’s specific duties under the PSA as well as the extent to which those duties were performed in accordance with the Servicing Standard, with reasonable consideration by the operating advisor of any Assessment of Compliance Report, Attestation Report, Major Decision Reporting Package, Asset Status Report (after the occurrence and during the continuance of an Operating Advisor Consultation Event),

Final Asset Status Report and other information, in each case, delivered to the operating advisor by the special servicer (other than any communications between the Directing Certificateholder and the special servicer that would be Privileged Information) pursuant to the PSA.
[Notwithstanding the foregoing, with respect to an AB Whole Loan, no annual report prepared by the operating advisor will be permitted to include an analysis of the special servicer’s performance in respect of an AB Whole Loan until after the occurrence and continuance of a related AB Control Appraisal Period under the related Intercreditor Agreement.]
The special servicer must be given an opportunity to review any Operating Advisor Annual Report at least 5 business days prior to such Operating Advisor Annual Report’s delivery to the certificate administrator and the 17g-5 Information Provider; provided that the operating advisor will have no obligation to adopt any comments to such Operating Advisor Annual Report that are provided by the special servicer.
Each Operating Advisor Annual Report will be required to comply with the confidentiality requirements, subject to certain exceptions, each as described in this prospectus and as provided in the PSA regarding Privileged Information.
The ability to perform the duties of the operating advisor and the quality and the depth of any Operating Advisor Annual Report will be dependent upon the timely receipt of information prepared or made available by others and the accuracy and the completeness of such information.  In addition, in no event will the operating advisor have the power to compel any transaction party to take, or refrain from taking, any action.  It is possible that the lack of access to Privileged Information may limit or prohibit the operating advisor from performing its duties under the PSA, in which case any Operating Advisor Annual Report will describe any resulting limitations, and the operating advisor will not be subject to any liability arising from such limitations or prohibitions. The operating advisor will be entitled to conclusively rely on the accuracy and completeness of any information it is provided without liability for any such reliance thereunder.
Additional Duties of the Operating Advisor While an Operating Advisor Consultation Event Has Occurred and is Continuing
While an Operating Advisor Consultation Event has occurred and is continuing, in addition to the duties described above, the operating advisor will be required to perform the following additional duties:
(a) to consult (on a non-binding basis) with the special servicer (in person or remotely via electronic, telephonic or other mutually agreeable communication) in respect of any Asset Status Reports in accordance with the Operating Advisor Standard, as described under “—Asset Status Report”; and
(b) to consult (on a non-binding basis) with the master servicer or the special servicer to the extent it has received a Major Decision Reporting Package, as applicable, (in person or remotely via electronic, telephonic or other mutually agreeable communication) in accordance with the Operating Advisor Standard with respect to any Major Decisions processed by the master servicer or the special servicer, as applicable, as described under “—The Directing Certificateholder—Major Decisions”.
To facilitate the consultation described above, the master servicer or the special servicer, as applicable, will be required to send to the operating advisor an Asset Status Report or Major Decision Reporting Package, as applicable, before the action is implemented.
An “Operating Advisor Consultation Event” will occur when either (i) the aggregate Certificate Balance of the [HORIZONTAL RESIDUAL INTEREST CLASSES] Certificates (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balance of any Class of HRR Certificates) is 25% or less of the initial aggregate Certificate Balance of the [HORIZONTAL RESIDUAL INTEREST CLASSES] Certificates or (ii) a Control Termination Event has occurred and is continuing (or a Control Termination Event would occur and be continuing if not for the last proviso in the definition of Control Termination Event).
Recommendation of the Replacement of the Special Servicer
If at any time the operating advisor determines, in its sole discretion exercised in good faith, that (1) the special servicer is not performing its duties as required under the PSA or is otherwise not acting in accordance with the Servicing Standard and (2) the replacement of the special servicer would be in the best interest of the Certificateholders [and the RR Interest Owner] as a collective whole, then  the operating advisor may recommend the replacement of the special servicer and deliver a report supporting such recommendation in the manner described in “—Replacement of the Special Servicer After Operating Advisor Recommendation and Investor Vote”.
Eligibility of Operating Advisor
The operating advisor will be required to be an Eligible Operating Advisor at all times during the term of the PSA. “Eligible Operating Advisor” means an institution:
(i) that is a special servicer or operating advisor on a commercial mortgage-backed securities transaction rated by the Rating Agencies (including, in the case of the operating advisor, this transaction) but has not been special servicer or operating advisor on a transaction for which any Rating Agency has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of certificates for such transaction citing servicing concerns with the special servicer or operating advisor as the sole or a material factor in such rating action;
(ii) that can and will make the representations and warranties of the operating advisor set forth in the PSA, including to the effect that it possesses sufficient financial strength to fulfill its duties and responsibilities pursuant to the PSA over the life of the issuing entity;
(iii)      that is not (and is not Risk Retention Affiliated with) the depositor, the trustee, the certificate administrator, the master servicer, the special servicer, the sponsor, any Borrower Party, the B Piece Buyer, the Controlling Class Representative, the Directing Certificateholder, [the Risk Retention Consultation Party] or a depositor, a trustee, a certificate administrator, a master servicer or a special servicer with respect to the securitization of a Companion Loan, or any of their respective Risk Retention Affiliates;
(iv)       that has not been paid by the special servicer or successor special servicer any fees, compensation or other remuneration (x) in respect of its obligations under the PSA or (y) for the appointment or recommendation for replacement of a successor special servicer to become the special servicer;
(v) that (x) has been regularly engaged in the business of analyzing and advising clients in commercial mortgage-backed securities matters and has at least five years of experience in collateral analysis and loss projections, and (y) has at least five years of experience in commercial real estate asset management and experience in the workout and management of distressed commercial real estate assets; and
(vi)       that does not directly or indirectly, through one or more affiliates or otherwise, own or have derivative exposure in any interest in any certificates, any Mortgage Loan or otherwise have any financial interest in the securitization transaction to which the PSA relates, other than in fees from its role as operating advisor and asset representations reviewer (to the extent it also acts as the asset representations reviewer).
“Risk Retention Affiliate” or “Risk Retention Affiliated” means “affiliate of” or “affiliated with”, as such terms are defined in 12 C.F.R. 244.2 of the Credit Risk Retention Rules.

Other Obligations of Operating Advisor
At all times, subject to the Privileged Information Exception, the operating advisor and its affiliates will be obligated to keep confidential any information appropriately labeled as “Privileged Information” received from the special servicer or Directing Certificateholder in connection with the Directing Certificateholder’s exercise of any rights under the PSA (including, without limitation, in connection with any Asset Status Report) or otherwise in connection with the transaction, except under the circumstances described below. As used in this prospectus, “Privileged Information” means (i) any correspondence between the Directing Certificateholder [or the Risk Retention Consultation Party] and the special servicer related to any Specially Serviced Loan (other than with respect to any applicable Excluded Loan) or the exercise of the Directing Certificateholder’s consent or [consultation rights or the Risk Retention Consultation Party’s] consultation rights under the PSA, (ii) any strategically sensitive information that the special servicer has appropriately labeled and reasonably determined could compromise the issuing entity’s position in any ongoing or future negotiations with the related borrower or other interested party and (iii) information subject to attorney-client privilege.
The operating advisor is required to keep all such labeled Privileged Information confidential and may not, without the prior written consent of the special servicer and (for so long as no Consultation Termination Event is continuing) the Directing Certificateholder (with respect to any Mortgage Loan other than a Non-Serviced Whole Loan and any applicable Excluded Loan), disclose such Privileged Information to any person (including Certificateholders other than the Directing Certificateholder [and the RR Interest Owner]), other than (1) to the extent expressly required by the PSA, to the other parties to the PSA with a notice indicating that such information is Privileged Information, (2) pursuant to a Privileged Information Exception, or (3) where necessary to support specific findings or conclusions concerning allegations of deviations from the Servicing Standard (i) in the Operating Advisor Annual Report or (ii) in connection with a recommendation by the operating advisor to replace the special servicer.  Each party to the PSA that receives Privileged Information from the operating advisor with a notice stating that such information is Privileged Information may not without the prior written consent of the special servicer and, unless a Consultation Termination Event has occurred, the Directing Certificateholder (with respect to any Mortgage Loan other than a Non-Serviced Whole Loan and any applicable Excluded Loan) and the Directing Certificateholder, disclose such Privileged Information to any person other than pursuant to a Privileged Information Exception.  In addition and for the avoidance of doubt, while the operating advisor may serve in a similar capacity with respect to other securitizations that involve the same parties or borrowers involved in this securitization, any experience or knowledge gained by the operating advisor from such other engagements may not be imputed to the operating advisor or its employees for this transaction; provided, however, the operating advisor may consider such experience or knowledge as pertinent information for discussion with the special servicer during its periodic meetings.
“Privileged Information Exception” means, with respect to any Privileged Information, at any time (a) such Privileged Information becomes generally available and known to the public other than as a result of a disclosure directly or indirectly by the party restricted from disclosing such Privileged Information (the “Restricted Party”), (b) it is reasonable and necessary for the Restricted Party to disclose such Privileged Information in working with legal counsel, auditors, arbitration parties, taxing authorities or other governmental agencies, (c) such Privileged Information was already known to such Restricted Party and not otherwise subject to a confidentiality obligation and/or (d) the Restricted Party is (in the case of the master servicer, the special servicer, the operating advisor, the asset representations reviewer, the certificate administrator and the trustee, as evidenced by written advice of counsel (which will be an additional expense of the issuing entity) delivered to each of the master servicer, the special servicer, the Directing Certificateholder (other than with respect to any applicable Excluded Loan), the operating advisor, the asset representations reviewer, the certificate administrator and the trustee), required by law, rule, regulation, order, judgment or decree to disclose such information.
Delegation of Operating Advisor’s Duties
The operating advisor may delegate its duties to agents or subcontractors in accordance with the PSA to the extent such agents or subcontractors satisfy clauses (iii), (iv) and (vi) of the definition of

“Eligible Operating Advisor”; provided, however, the operating advisor will remain obligated and primarily liable for any actions required to be performed by it under the PSA without diminution of such obligation or liability or related obligation or liability by virtue of such delegation or arrangements or by virtue of indemnification from any person acting as its agents or subcontractor to the same extent and under the same terms and conditions as if the operating advisor alone were performing its obligations under the PSA.
Termination of the Operating Advisor With Cause
The following constitute operating advisor termination events under the PSA (each, an “Operating Advisor Termination Event”), whether any such event is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:
(a) any failure by the operating advisor to observe or perform in any material respect any of its covenants or agreements or the material breach of any of its representations or warranties under the PSA, which failure continues unremedied for a period of 30 days after the date on which written notice of such failure, requiring the same to be remedied, is given to the operating advisor by any party to the PSA or to the operating advisor, the certificate administrator and the trustee by the holders of Voting Rights having greater than 25% of the aggregate Voting Rights; provided that with respect to any such failure that is not curable within such 30 day period, the operating advisor will have an additional cure period of 30 days to effect such cure so long as it has commenced to cure such failure within the initial 30 day period and has provided the trustee and the certificate administrator with an officer’s certificate certifying that it has diligently pursued, and is continuing to pursue, such cure;
(b) any failure by the operating advisor to perform in accordance with the Operating Advisor Standard which failure continues unremedied for a period of 30 days after the date on which written notice of such failure, requiring the same to be remedied, is given in writing to the operating advisor by any party to the PSA;
(c) any failure by the operating advisor to be an Eligible Operating Advisor, which failure continues unremedied for a period of 30 days after the date on which written notice of such failure, requiring the same to be remedied, is given in writing to the operating advisor by any party to the PSA;
(d) a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding up or liquidation of its affairs, shall have been entered against the operating advisor, and such decree or order shall have remained in force undischarged or unstayed for a period of 60 days;
(e) the operating advisor consents to the appointment of a conservator or receiver or liquidator or liquidation committee in any insolvency, readjustment of debt, marshaling of assets and liabilities, voluntary liquidation, or similar proceedings of or relating to the operating advisor or of or relating to all or substantially all of its property; or
(f)  the operating advisor admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations.
Upon receipt by the certificate administrator of notice of the occurrence of any Operating Advisor Termination Event, the certificate administrator will be required to promptly provide written notice to all Certificateholders [and the RR Interest Owner] electronically by posting such notice on its internet website and by mail, unless the certificate administrator has received notice that such Operating Advisor Termination Event has been remedied.
Rights Upon Operating Advisor Termination Event
After the occurrence of an Operating Advisor Termination Event, the trustee may, and upon the written direction of holders of Voting Rights representing at least [25]% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balance of the classes of certificates), the trustee will, promptly terminate the operating advisor for cause and appoint a replacement operating advisor that is an Eligible Operating Advisor; provided, that no such termination will be effective until a successor operating advisor has been appointed and has assumed all of the obligations of the operating advisor under the PSA. The trustee may rely on a certification by the replacement operating advisor that it is an Eligible Operating Advisor. If the trustee is unable to find a replacement operating advisor that is an Eligible Operating Advisor within 30 days of the termination of the operating advisor, the depositor will be permitted to find a replacement.
Upon any termination of the operating advisor and appointment of a successor operating advisor, the trustee will, as soon as possible, be required to give written notice of the termination and appointment to the special servicer, the master servicer, the certificate administrator, the depositor, the Directing Certificateholder (but (for any Mortgage Loan other than any applicable Excluded Loan and only for so long as no Consultation Termination Event has occurred), any Companion Loan noteholder, the Certificateholders[, the Risk Retention Consultation Party, the RR Interest Owner] and the 17g-5 Information Provider (and made available through the 17g-5 Information Provider’s website).
Waiver of Operating Advisor Termination Event
The holders of Voting Rights representing at least [__]% of the Voting Rights affected by any Operating Advisor Termination Event may waive such Operating Advisor Termination Event within twenty (20) days of the receipt of notice from the certificate administrator of the occurrence of such Operating Advisor Termination Event.  Upon any such waiver of an Operating Advisor Termination Event, such Operating Advisor Termination Event will cease to exist and will be deemed to have been remedied. Upon any such waiver of an Operating Advisor Termination Event, the trustee and the certificate administrator will be entitled to recover all costs and expenses incurred by it in connection with enforcement action taken with respect to such Operating Advisor Termination Event prior to such waiver from the issuing entity.
Termination of the Operating Advisor Without Cause
Upon (i) the written direction of holders of Non-Reduced Certificates evidencing not less than 15% of the Voting Rights of the Non-Reduced Certificates requesting a vote to terminate and replace the operating advisor with a proposed successor operating advisor that is an Eligible Operating Advisor, and (ii) payment by such holders to the certificate administrator of the reasonable fees and expenses to be incurred by the certificate administrator in connection with administering such vote, the certificate administrator will promptly provide written notice to all Certificateholders, the RR Interest Owner and the operating advisor of such request by posting such notice on its internet website, and by mailing such notice to all Certificateholders[, the RR Interest Owner] and the operating advisor.
Upon the written direction of holders of more than 50% of the Voting Rights of the Non-Reduced Certificates that exercise their right to vote (provided that holders of at least 50% of the Voting Rights of the Non-Reduced Certificates exercise their right to vote), the trustee will terminate all of the rights and obligations of the operating advisor under the PSA (other than any rights or obligations that accrued prior to the date of such termination (including accrued and unpaid compensation) and other than indemnification rights (arising out of events occurring prior to such termination)) by written notice to the operating advisor, and the proposed successor operating advisor will be appointed.
The certificate administrator will include on each Distribution Date statement a statement that each Certificateholder[, RR Interest Owner] and beneficial owner may access such notices on the certificate administrator’s website and each Certificateholder[, RR Interest Owner] and beneficial owner may register to receive email notifications when such notices are posted on the website.  The certificate administrator will be entitled to reimbursement from the requesting Certificateholders [or the RR Interest Owner] for the reasonable expenses of posting notices of such requests.
Resignation of the Operating Advisor
The operating advisor may resign upon 30 days’ prior written notice to the depositor, the master servicer, the special servicer, the trustee, the certificate administrator, the asset representations reviewer, Directing Certificateholder [and the Risk Retention Consultation Party], if the operating advisor has secured a replacement operating advisor that is an Eligible Operating Advisor and such replacement operating advisor has accepted its appointment as the replacement operating advisor and receipt by the trustee of a Rating Agency Confirmation from each Rating Agency. If no successor operating advisor has been so appointed and accepted the appointment within 30 days after the notice of resignation, the resigning operating advisor may petition any court of competent jurisdiction for the appointment of a successor operating advisor that is an Eligible Operating Advisor.  The resigning operating advisor must pay all costs and expenses associated with the transfer of its duties.
Operating Advisor Compensation
Certain fees will be payable to the operating advisor, and the operating advisor will be entitled to be reimbursed for certain expenses, as described under “Transaction Parties—The Operating Advisor”.
In the event the operating advisor resigns or is terminated for any reason it will remain entitled to any accrued and unpaid fees and reimbursement of Operating Advisor Expenses and any rights to indemnification provided under the PSA with respect to the period for which it acted as operating advisor.
The operating advisor will be entitled to reimbursement of certain expenses incurred by the operating advisor in the event that the operating advisor is terminated without cause.  See “—Termination of the Operating Advisor Without Cause” above.
The Asset Representations Reviewer
Asset Review
Asset Review Trigger.
On or prior to each Distribution Date, based on the CREFC® Delinquent Loan Status Report delivered by the master servicer for such Distribution Date, the [certificate administrator] will be required to determine if an Asset Review Trigger has occurred.  If an Asset Review Trigger is determined to have occurred, the certificate administrator will be required to promptly provide notice to all Certificateholders by posting a notice of its determination on its internet website and by mailing to the Certificateholders’ addresses appearing in the certificate register. On each Distribution Date after providing such notice to Certificateholders, the certificate administrator, based on information provided to it by the master servicer or the special servicer, will be required to determine whether (1) any additional Mortgage Loan has become a Delinquent Loan, (2) any Mortgage Loan ceases to be a Delinquent Loan and (3) whether an Asset Review Trigger has ceased to exist, and deliver such information within one business day to the master servicer, the special servicer, the operating advisor and the asset representations reviewer.  With respect to any determination of whether to commence an Asset Review, an “Asset Review Trigger” will occur when either (1) Mortgage Loans with an aggregate outstanding principal balance of [__]% or more of the aggregate outstanding principal balance of all of the Mortgage Loans (including any REO Loans (or a portion of any REO Loan in the case of a Whole Loan) held by the issuing entity as of the end of the applicable Collection Period are Delinquent Loans or (2) at least [__][insert number that is [__]% by initial number of Mortgage Loans as of the Closing Date] Mortgage Loans are Delinquent Loans as of the end of the applicable Collection Period and the outstanding principal balance of such Delinquent Loans in the aggregate constitutes at least [__]% of the aggregate outstanding principal balance of all of the Mortgage

Loans (including any REO Loans (or a portion of any REO Loan in the case of a Whole Loan)) held by the issuing entity as of the end of the applicable Collection Period. The PSA will require that the certificate administrator include in the Distribution Report on Form 10‑D relating to the distribution period in which the Asset Review Trigger occurred a description of the events that caused the Asset Review Trigger to occur.
We believe this Asset Review Trigger is appropriate considering the unique characteristics of pools of Mortgage Loans underlying CMBS. See “Risk Factors—Risks Relating to the Mortgage Loans—Static Pool Data Would Not Be Indicative of the Performance of this Pool”. In particular, this pool of Mortgage Loans is not homogeneous or granular, and there are individual Mortgage Loans that each represent a significant percentage, by outstanding principal balance, of the Mortgage Pool. We believe it would not be appropriate for the delinquency of [__] large loans to cause the Asset Review Trigger to be met, as that would not necessarily be indicative of the overall quality of the Mortgage Pool.  As a result, the percentage based on outstanding principal balance in clause (1) of the definition of Asset Review Trigger was set to exceed the portion of the [aggregate outstanding balance of the Mortgage Pool] represented by the [__] largest Mortgage Loans in the pool. On the other hand, a significant number of delinquent Mortgage Loans by loan count, but representing a smaller percentage of the aggregate outstanding principal balance of the mortgage loans than the percentage set forth in clause (1) of the definition of Asset Review Trigger, could indicate an issue with the quality of the Mortgage Pool.  As a result, we believe it would be appropriate to have an alternative test as set forth in clause (2) of the definition of Asset Review Trigger, namely to have the Asset Review Trigger be met if Mortgage Loans representing [__]% of the Mortgage Loans (by loan count) are Delinquent Loans.  [With respect to prior pools of commercial mortgage loans for which GSMC (or its predecessors) was sponsor in a public offering of CMBS, the highest percentage of loans that were delinquent at least 60 days at the end of any [reporting period] between January 1, 2010 and [INSERT A DATE NO LATER THAN 135 DAYS OF THE DATE OF FIRST USE OF THE PROSPECTUS] was [____]%.]
“Delinquent Loan” means a Mortgage Loan that is delinquent at least sixty days in respect of its Periodic Payments or balloon payment, if any, in either case such delinquency to be determined without giving effect to any grace period.
Asset Review Vote.
If Certificateholders evidencing not less than 5% of the Voting Rights deliver to the certificate administrator, within 90 days after the filing of the Form 10-D reporting the occurrence of an Asset Review Trigger, a written direction requesting a vote to commence an Asset Review (an “Asset Review Vote Election”), the certificate administrator will be required to promptly provide written notice of such direction to all Certificateholders, and to conduct a solicitation of votes of Certificateholders to authorize an Asset Review.  Upon the affirmative vote to authorize an Asset Review of Certificateholders evidencing at least a majority of an Asset Review Quorum within 150 days of the receipt of the Asset Review Vote Election (an “Affirmative Asset Review Vote”), the certificate administrator will be required to promptly provide written notice of such Affirmative Asset Review Vote to all parties to the PSA, the underwriters, the mortgage loan sellers, the Directing Certificateholder and the Certificateholders.  In the event an Affirmative Asset Review Vote has not occurred within such 150-day period following the receipt of the Asset Review Vote Election, no Certificateholder may request a vote or cast a vote for an Asset Review and the asset representations reviewer will not be required to review any Delinquent Loan unless and until (A) an additional Mortgage Loan has become a Delinquent Loan after the expiration of such 150-day period, (B) an Asset Review Trigger has occurred as a result or otherwise is in effect, (C) the certificate administrator has received any Asset Review Vote Election after the occurrence of the events described in clauses (A) and (B) above and (D) an Affirmative Asset Review Vote has occurred within 150 days after the Asset Review Vote Election described in clause (C) above.  After the occurrence of any Asset Review Vote Election or an Affirmative Asset Review Vote, no Certificateholder may make any additional Asset Review Vote Election except as described in the immediately preceding sentence.  [Any reasonable out-of-pocket expenses incurred by the certificate administrator in connection with administering such vote will be paid as an expense of the issuing entity from the Collection Account.]

An “Asset Review Quorum” means, in connection with any solicitation of votes to authorize an Asset Review as described above, the holders of certificates evidencing at least 5% of the aggregate Voting Rights.
Review Materials.
Upon receipt of notice from the certificate administrator of an Affirmative Asset Review Vote (the “Asset Review Notice”), the special servicer will be required to promptly post to a secure data room the following information (collectively, the “Review Materials”):
•
a copy of the Diligence File for each Mortgage Loan that is a Delinquent Loan (other than any Delinquent Loan that has previously been the subject of an Asset Review and delivery of an Asset Review Report) as of the end of the most recent Collection Period to the asset representations reviewer;

•	servicing comments relating to the applicable Delinquent Loans and/or the information and documentation set forth in the proviso to the definition of “Diligence File”; and
•	any other related information that is required of the special servicer to be posted to the secure data room as described below.
With respect to the requirement to post a copy of the servicing comments to the secure data room, the special servicer will be required to promptly post its servicing comments to the secure data room and request that the master servicer or the mortgage loan seller, as applicable, promptly deliver the information requested by the asset representations reviewer to the special servicer, and the special servicer will be required to promptly post such information received from the master servicer or the mortgage loan seller to the secure data room; provided that the master servicer or the mortgage loan seller will be required to deliver such additional information only to the extent such information is reasonably available to it.
In addition, in the event that the asset representations reviewer determines that the information posted to the secure data room with respect to any Mortgage Loan is missing any documents required to complete any Test described below in connection with an Asset Review of such Mortgage Loan, the asset representations reviewer will be required to promptly notify the special servicer of such missing documents, and the special servicer will be required to promptly contact the mortgage loan seller to obtain such documents from the mortgage loan seller.  The mortgage loan seller will be required to deliver any such missing documents to the special servicer to the extent such documents are reasonably available to the mortgage loan seller.
The asset representations reviewer may, but is under no obligation to, consider information furnished to it by a person that is not a party to the PSA or the applicable mortgage loan seller, and will do so only if such information can be independently verified or is determined by the asset representations reviewer in its good faith discretion (“Unsolicited Information”).relevant to the Asset Review, as described below.
Asset Review.
Upon its receipt of the Asset Review Notice and access to the Review Materials with respect to a Delinquent Loan, the asset representations reviewer, as an independent contractor, is required to commence a review of the compliance of each Delinquent Loan with the representations and warranties related to that Delinquent Loan (such review, the “Asset Review”).  An Asset Review of each Delinquent Loan will consist of the application of a set of pre-determined review procedures (the “Tests”) for each representation and warranty made by the mortgage loan seller with respect to such Delinquent Loan.  Once an Asset Review of a Mortgage Loan is completed, no further Asset Review will be required of that Mortgage Loan notwithstanding that such Mortgage Loan may continue to be a Delinquent Loan or become a Delinquent Loan again at the time when a new Asset Review Trigger occurs and a new Affirmative Asset Review Vote is obtained subsequent to the occurrence of such Asset Review Trigger.

“Asset Review Standard” means the performance of the asset representations reviewer of its duties under the PSA in good faith subject to the express terms of the PSA. All determinations or assumptions made by the asset representations reviewer in connection with an Asset Review are required to be made in the asset representations reviewer’s good faith discretion and judgment based on the facts and circumstances known to it at the time of such determination or assumption.
No Certificateholder will have the right to change the scope of the asset representations reviewer’s review, and the asset representations reviewer will not be permitted to review any information other than (i) the Review Materials posted in the secure data room, or (ii) Unsolicited Information.
The asset representations reviewer may, absent manifest error and subject to the Asset Review Standard, (i) assume, without independent investigation or verification, that the Review Materials are accurate and complete in all material respects and (ii) conclusively rely on such Review Materials.
In the event that the asset representations reviewer determines that the Review Materials are insufficient to complete a Test and such missing information and documentation is not posted by the special servicer within [__] days upon request as described above, the asset representations reviewer will list such missing documents in its preliminary report setting forth the preliminary results of the application of the Tests and the reasons why such missing documents are necessary to complete a Test and whether the absence of such documents will be deemed to be a failure of such Test.  The asset representations reviewer will provide such preliminary report to the special servicer, who will promptly provide such results to the applicable mortgage loan seller. If the preliminary report indicates one of the representations and warranties fails or is deemed to fail any Test, the mortgage loan seller will have [__] days (the “Cure/Contest Period”) to remedy or otherwise refute the failure. Any documents provided or explanations given to support a conclusion that the representation and warranty has not failed a Test will be sent to the special servicer, and the special servicer will be required to promptly post to the secure data room any documents received from the mortgage loan seller or explanations given to support the mortgage loan seller’s claim that the representation and warranty has not failed a Test or any missing documents in the Review Materials are not required to complete a Test.
The asset representations reviewer will be required to, within [___] days after the date of receipt of the related Diligence File or within the [___] days after the expiration of the Cure/Contest Period (whichever is later), complete an Asset Review with respect to each Delinquent Loan and deliver (i) a report to each party to the PSA and the applicable mortgage loan seller for each Delinquent Loan setting forth the results of the application of the Tests in connection with such Asset Review (a “Asset Review Report”). The period of time by which the Asset Review Report must be completed and delivered may be extended by up to an additional [___] days, upon written notice to the parties to the PSA and the applicable mortgage loan seller, if the asset representations reviewer determines pursuant to the Asset Review Standard that such additional time is required due to the characteristics of the Mortgage Loan and/or the Mortgaged Property or Mortgaged Properties. Such Asset Review Report will be required to include (i) a summary of the asset representations reviewer’s findings and conclusions as to whether or not it has determined there is any evidence of a failure of any Test in the information and documentation reviewed by the asset representations reviewer, and (ii) a statement that the asset representations reviewer’s conclusions set forth in the Asset Review Report were not influenced by any third party. In no event will the asset representations reviewer be required to determine whether any Test failure constitutes a Material Defect, or whether the issuing entity should enforce any rights it may have against the applicable mortgage loan seller, which, in each such case, will be the responsibility of the special servicer.  See “—Enforcement of Mortgage Loan Seller’s Obligations Under the MLPA” below.  In addition, in the event that the asset representations reviewer does not receive any information or documentation that it requested from the special servicer prior to the date by which the asset representations reviewer is required to deliver an Asset Review Report, the asset representations reviewer will be required to prepare the Asset Review Report solely based on the information received by the asset representations reviewer with respect to the related Delinquent Loan, and the asset representations reviewer will have no responsibility to independently obtain any such information from any party to the PSA.  The PSA will require that the certificate administrator (i) include in the Distribution Report on Form 10–D relating to the distribution period in which the Asset Review Report was received, a summary of the asset representations reviewer’s conclusions included in such Asset Review Report, and (ii) post such summary to the certificate administrator’s website not later than [two] business days after receipt of such Asset Review Report from the asset representations reviewer.
Eligibility of Asset Representations Reviewer
[The asset representations reviewer will be required to represent and warrant in the PSA that it is an Eligible Asset Reviewer. The asset representations reviewer is required to at all times be an Eligible Asset Reviewer.  If the asset representations reviewer ceases to be an Eligible Asset Reviewer, the asset representations reviewer is required to immediately notify the master servicer, the special servicer, the trustee, the operating advisor, the certificate administrator and the Directing Certificateholder of such disqualification and immediately resign under the PSA as described under the “—Resignation of Asset Representations Reviewer” below].
[An “Eligible Asset Reviewer” is an institution that (i) is the special servicer, operating advisor or asset representations reviewer on a transaction rated by any of [APPLICABLE RATING AGENCIES] and that has not been a special servicer, operating advisor or asset representations reviewer on a transaction for which [APPLICABLE RATING AGENCIES] has qualified, downgraded or withdrawn its rating or ratings of, one or more classes of certificates for such transaction citing servicing or other relevant concerns with the special servicer, the operating advisor or the asset representations reviewer, as applicable, as the sole or material factor in such rating action, (ii) can and will make certain representations and warranties with respect to the asset representations reviewer set forth in the PSA, (iii) is not (and is not affiliated with) any sponsor, any mortgage loan seller, the master servicer, the special servicer, the depositor, the certificate administrator, the trustee, the Directing Certificateholder or any of their respective affiliates, (iv) has not performed (and is not affiliated with any party hired to perform) any due diligence or similar services with respect to any Mortgage Loan or any related Companion Loan prior to the Closing Date for or on behalf of any sponsor, any mortgage loan seller, any underwriter or the Directing Certificateholder or any of their respective affiliates, or have been paid any fees, compensation or other remuneration by any of them in connection with any such services and (v) that does not directly or indirectly, through one or more affiliates or otherwise, own any interest in any certificates, any Mortgage Loans, any Companion Loan or any securities backed by a Companion Loan or otherwise have any financial interest in the securitization transaction to which the PSA relates, other than in fees from its role as asset representations reviewer and except as set forth in the PSA.]
Other Obligations of Asset Representations Reviewer
[Subject to the Privileged Information Exception, the asset representations reviewer is required to keep confidential any Privileged Information received from any party to the PSA or any sponsor under the PSA (including, without limitation, in connection with the review of the Mortgage Loans) and not disclose such Privileged Information to any person (including Certificateholders), other than (1) to the extent expressly required by the PSA in an Asset Review Report or otherwise, to the other parties to the PSA with a notice indicating that such information is Privileged Information or (2) pursuant to a Privileged Information Exception. Each party to the PSA that receives Privileged Information from the asset representations reviewer with a notice stating that such information is Privileged Information may not disclose such Privileged Information to any person without the prior written consent of the applicable special servicer other than pursuant to a Privileged Information Exception.]
Neither the asset representations reviewer nor any of its affiliates may make any investment in any class of certificates; provided, however, that such prohibition will not apply to (i) riskless principal transactions effected by a broker dealer affiliate of the asset representations reviewer or (ii) investments by an affiliate of the asset representations reviewer if the asset representations reviewer and such affiliate maintain policies and procedures that (A) segregate personnel involved in the activities of the asset representations reviewer under the PSA from personnel involved in such affiliate’s investment activities and (B) prevent such affiliate and its personnel from gaining access to information regarding the issuing entity and the asset representations reviewer and its personnel from gaining access to such affiliate’s information regarding its investment activities.

Delegation of Asset Representations Reviewer’s Duties
The asset representations reviewer may delegate its duties to agents or subcontractors in accordance with the PSA, however, the asset representations reviewer will remain obligated and primarily liable for any Asset Review required in accordance with the provisions of the PSA without diminution of such obligation or liability or related obligation or liability by virtue of such delegation or arrangements or by virtue of indemnification from any person acting as its agents or subcontractor to the same extent and under the same terms and conditions as if the asset representations reviewer alone were performing its obligations under the PSA.
Asset Reviewer Termination Events
The following constitute asset representations reviewer termination events under the PSA (each, an “Asset Reviewer Termination Event”) whether any such event is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body:
(i) any failure by the asset representations reviewer to observe or perform in any material respect any of its covenants or agreements or the material breach of any of its representations or warranties under the PSA, which failure continues unremedied for a period of 30 days after the date on which written notice of such failure is given to the asset representations reviewer by the trustee or to the asset representations reviewer and the trustee by the holders of certificates evidencing at least [25]% of the Voting Rights;
(ii)       any failure by the asset representations reviewer to perform its obligations set forth in the PSA in accordance with the Asset Review Standard in any material respect, which failure continues unremedied for a period of 30 days;
(iii)      any failure by the asset representations reviewer to be an Eligible Asset Reviewer, which failure continues unremedied for a period of 30 days;
(iv)       a decree or order of a court or agency or supervisory authority having jurisdiction in the premises in an involuntary case under any present or future federal or state bankruptcy, insolvency or similar law for the appointment of a conservator or receiver or liquidator in any insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings, or for the winding-up or liquidation of its affairs, has been entered against the asset representations reviewer, and such decree or order has remained in force undischarged or unstayed for a period of 60 days;
(v) the asset representations reviewer consents to the appointment of a conservator or receiver or liquidator or liquidation committee in any insolvency, readjustment of debt, marshaling of assets and liabilities, voluntary liquidation, or similar proceedings of or relating to the asset representations reviewer or of or relating to all or substantially all of its property; or
(vi)       the asset representations reviewer admits in writing its inability to pay its debts generally as they become due, files a petition to take advantage of any applicable insolvency or reorganization statute, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations.
Upon receipt by the certificate administrator of notice of the occurrence of any Asset Reviewer Termination Event, the certificate administrator will be required to promptly provide written notice to all Certificateholders electronically by posting such notice on its internet website and by mail, unless the certificate administrator has received notice that such Asset Reviewer Termination Event has been remedied.

Rights Upon Asset Reviewer Termination Event
If an Asset Reviewer Termination Event occurs, and in each and every such case, so long as such Asset Reviewer Termination Event has not been remedied, then either the trustee (i) may or (ii) upon the written direction of Certificateholders evidencing at least [25]% of the Voting Rights will be required to, terminate all of the rights and obligations of the asset representations reviewer under the PSA, other than rights and obligations accrued prior to such termination and other than indemnification rights (arising out of events occurring prior to such termination), by written notice to the asset representations reviewer. The asset representations reviewer is required to bear all reasonable costs and expenses of each other party to the PSA in connection with its termination for cause.
Termination of the Asset Representations Reviewer Without Cause
Upon (i) the written direction of Certificateholders evidencing not less than [25]% of the Voting Rights requesting a vote to terminate and replace the asset representations reviewer with a proposed successor asset representations reviewer that is an Eligible Asset Reviewer, and (ii) payment by such holders to the certificate administrator of the reasonable fees and expenses to be incurred by the certificate administrator in connection with administering such vote, the certificate administrator will promptly provide notice to all Certificateholders and the asset representations reviewer of such request by posting such notice on its internet website, and by mailing to all Certificateholders and the asset representations reviewer. Upon the written direction of Certificateholders evidencing at least [75]% of a Certificateholder Quorum, the trustee will terminate all of the rights and obligations of the asset representations reviewer under the PSA (other than any rights or obligations that accrued prior to the date of such termination and other than indemnification rights (arising out of events occurring prior to such termination)) by written notice to the asset representations reviewer, and the proposed successor asset representations reviewer will be appointed.
[In the event that holders of the certificates entitled to at least 75% of the Voting Rights elect to remove the asset representations reviewer without cause and appoint a successor, the successor asset representations reviewer will be responsible for all expenses necessary to effect the transfer of responsibilities from its predecessor.]
Assignment of Asset Representations Reviewer’s Rights and Obligations
The asset representations reviewer may assign its rights and obligations under the PSA in connection with the sale or transfer of all or substantially all of its asset representations reviewer portfolio, provided that: (i) the purchaser or transferee accepting such assignment and delegation (A) is an Eligible Asset Reviewer resulting from a merger, consolidation or succession that is permitted under the PSA, (B) assumes in writing each covenant and condition to be performed or observed by the asset representations reviewer under the PSA and (C) is not a prohibited party under the PSA; (ii) the asset representations reviewer will not be released from its obligations under the PSA that arose prior to the effective date of such assignment and delegation; (iii) the rate at which each of the Asset Representations Reviewer Fee and the Asset Representations Reviewer Asset Review Fee (or any component thereof) is calculated may not exceed the rate then in effect and (iv) the resigning asset representations reviewer will be required to be responsible for the reasonable costs and expenses of each other party to the PSA and the Rating Agencies in connection with such transfer. Upon acceptance of such assignment and delegation, the purchaser or transferee will be required to provide notice to each party to the PSA and then will be the successor asset representations reviewer under the PSA.
Resignation of Asset Representations Reviewer
The asset representations reviewer may at any time resign by giving written notice to the other parties to the PSA.  In addition, the asset representations reviewer will at all times be, and will be required to resign if it fails to be an Eligible Asset Reviewer by giving written notice to the other parties. Upon such notice of resignation, the depositor is required to promptly appoint a successor asset representations reviewer that is an Eligible Asset Reviewer. No resignation of the asset representations reviewer will be effective until a successor asset representations reviewer that is an Eligible Asset Reviewer has been appointed and accepted the appointment.  If no successor asset representations reviewer has been so appointed and accepted the appointment within 30 days after the notice of resignation, the resigning asset representations reviewer may petition any court of competent jurisdiction for the appointment of a successor asset representations reviewer that is an Eligible Asset Reviewer.  The resigning asset representations reviewer must pay all costs and expenses associated with the transfer of its duties.
Asset Representations Reviewer Compensation
Certain fees will be payable to the asset representations reviewer, and the asset representations reviewer will be entitled to be reimbursed for certain expenses, as described under “Pooling and Servicing Agreement—Servicing and Other Compensation and Payment of Expenses”.
[Limitation on Liability of Risk Retention Consultation Party
The Risk Retention Consultation Party will not be liable to the issuing entity or the Certificateholders for any action taken, or for refraining from the taking of any action, or for errors in judgment.  However, the Risk Retention Consultation Party will not be protected against any liability to the RR Interest Owner that would otherwise be imposed by reason of willful misconduct, bad faith or gross negligence in the performance of duties or by reason of reckless disregard of obligations or duties owed to the RR Interest Owner.
Each Certificateholder will acknowledge and agree, by its acceptance of its certificates, that the Risk Retention Consultation Party:
(a) may have special relationships and interests that conflict with those of holders of one or more classes of certificates;
(b) may act solely in the interests of the RR Interest Owner;
(c) does not have any liability or duties to the holders of any class of certificates;
(d) may take actions that favor the interests of the holders of one or more classes of certificates or the RR Interest over the interests of the holders of one or more other classes of certificates; and
(e) will have no liability whatsoever (other than to the RR Interest Owner) for having so acted as set forth in (a) – (d) above, and no Certificateholder may take any action whatsoever against the Risk Retention Consultation Party or any director, officer, employee, agent or principal of the Risk Retention Consultation Party for having so acted.
The taking of, or refraining from taking, any action by any master servicer or any special servicer in accordance with the recommendation of the Risk Retention Consultation Party, which does not violate the terms of any Mortgage Loan, any law, the Servicing Standard or the provisions of the PSA or the related Co-Lender Agreement, will not result in any liability on the part of such master servicer or special servicer.]
Replacement of Special Servicer Without Cause
Except as limited by certain conditions described below and subject to the rights of the holder of the related Companion Loan (or in the case of an AB Whole Loan, the Loan Specific Directing Certificateholder) under the related Intercreditor Agreement, the special servicer may generally be replaced, prior to the occurrence and continuance of a Control Termination Event, at any time and without cause, by the Directing Certificateholder so long as, among other things, the Directing Certificateholder provides a replacement special servicer that meets the requirements of the PSA, including that the trustee and the certificate administrator receive a Rating Agency Confirmation from each Rating Agency and that such replacement special servicer may not be the asset representations reviewer or any of its affiliates. The reasonable fees and out-of-pocket expenses of any such termination incurred by the

Directing Certificateholder without cause (including the costs of obtaining a Rating Agency Confirmation) will be paid by the holders of the Controlling Class.
After the occurrence and during the continuance of a Control Termination Event, upon (i) the written direction of holders of Principal Balance Certificates and Class [PEZ] certificates evidencing not less than 25% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balances) of the Principal Balance Certificates and Class [PEZ] certificates requesting a vote to replace the special servicer with a new special servicer, (ii) payment by such holders to the certificate administrator of the reasonable fees and expenses (including any legal fees and any Rating Agency fees and expenses) to be incurred by the certificate administrator in connection with administering such vote (which fees and expenses will not be additional trust fund expenses), and (iii) delivery by such holders to the certificate administrator and the trustee of Rating Agency Confirmation from each Rating Agency (such Rating Agency Confirmation will be obtained at the expense of those holders of certificates requesting such vote), the certificate administrator will be required to post notice of the same on the certificate administrator’s website and concurrently by mail and conduct the solicitation of votes of all certificates in such regard, which such vote must occur within 180 days of the posting of such notice. Upon the written direction of holders of Principal Balance Certificates and Class [PEZ] certificates evidencing at least 75% of a Certificateholder Quorum or (ii) holders of Principal Balance Certificates and Class [PEZ] certificates evidencing more than 50% of the aggregate Voting Rights of each Class of Non-Reduced Certificates on an aggregate basis, the trustee will be required to terminate all of the rights and obligations of the special servicer under the PSA and appoint the successor special servicer (which must be a Qualified Replacement Special Servicer) designated by such Certificateholders; provided such successor special servicer is a Qualified Replacement Special Servicer, subject to indemnification, right to outstanding fees, reimbursement of Advances and other rights set forth in the PSA, which survive such termination. The certificate administrator will include on each statement to certificateholders a statement that each Certificateholder may access such notices via the certificate administrator’s website and that each Certificateholder may register to receive electronic mail notifications when such notices are posted thereon.
A “Certificateholder Quorum” means, in connection with any solicitation of votes in connection with the replacement of the special servicer described above, the holders of certificates evidencing at least 75% of the aggregate Voting Rights (taking into account the application of Realized Losses and, other than with respect to the termination of the asset representations reviewer, the application of any Appraisal Reduction Amounts to notionally reduce the Certificate Balance of the certificates) of all Principal Balance Certificates and Class [PEZ] certificates on an aggregate basis.
Notwithstanding the foregoing, if the special servicer obtains knowledge that it is a Borrower Party with respect to any Mortgage Loan or Serviced Whole Loan (any such Mortgage Loan or Serviced Whole Loan, an “Excluded Special Servicer Loan”), the special servicer will be required to resign as special servicer of that Excluded Special Servicer Loan. Prior to the occurrence and continuance of a Control Termination Event, the Directing Certificateholder will be entitled to select a successor special servicer that is not a Borrower Party in accordance with the terms of the PSA (the “Excluded Special Servicer”) for the related Excluded Special Servicer Loan, unless such Excluded Special Servicer Loan is also an applicable Excluded Loan. After the occurrence and during the continuance of a Control Termination Event or if at any time the Excluded Special Servicer Loan is also an applicable Excluded Loan, the resigning special servicer will be required to use reasonable efforts to select the related Excluded Special Servicer.  The special servicer will not have any liability with respect to the actions or inactions of the applicable Excluded Special Servicer or with respect to the identity of the applicable Excluded Special Servicer (as so long as, on the date of the appointment, such appointment of such Excluded Special Servicer meets the criteria of the PSA). It will be a condition to any such appointment that (i) the Rating Agencies confirm that the appointment would not result in a qualification, downgrade or withdrawal of any of their then current ratings of the certificates and the equivalent from each NRSRO hired to provide ratings with respect to any class of securities backed, wholly or partially, by any Serviced Pari Passu Companion Loan, (ii) the applicable Excluded Special Servicer is a Qualified Replacement Special Servicer and (iii) the applicable Excluded Special Servicer delivers to the depositor and the certificate administrator and any applicable depositor and applicable certificate administrator of any other securitization, if applicable, that contains a Serviced Pari Passu Companion Loan, the information, if any, required pursuant to Item 6.02 of the Form 8-K regarding itself in its role as Excluded Special Servicer.
If at any time the special servicer is no longer a Borrower Party (including, without limitation, as a result of the related Mortgaged Property becoming an REO Property) with respect to an Excluded Special Servicer Loan, (1) the related Excluded Special Servicer will be required to resign, (2) the related Mortgage Loan or Serviced Whole Loan will no longer be an Excluded Special Servicer Loan, (3) the special servicer will become the special servicer again for such related Mortgage Loan or Serviced Whole Loan and (4) the special servicer will be entitled to all special servicing compensation with respect to such Mortgage Loan or Serviced Whole Loan earned during such time on and after such Mortgage Loan or Serviced Whole Loan is no longer an Excluded Special Servicer Loan; provided, however, for so long as a Control Termination Event is not continuing, the related Excluded Special Servicer will not be required to resign if the Directing Certificateholder determines that such Excluded Special Servicer may continue to serve as special servicer for the applicable Excluded Special Servicer Loan.
The applicable Excluded Special Servicer will be required to perform all of the obligations of the special servicer for the related Excluded Special Servicer Loan and will be entitled to all special servicing compensation with respect to such Excluded Special Servicer Loan earned during such time as the related Mortgage Loan or Serviced Whole Loan is an Excluded Special Servicer Loan (provided that the special servicer will remain entitled to all other special servicing compensation with respect to all Mortgage Loans and Serviced Whole Loans that are not Excluded Special Servicer Loans during such time).
“Non-Reduced Certificates” means any Class of Principal Balance Certificates then-outstanding for which (a)(1) the initial Certificate Balance of such class of certificates minus (2) the sum (without duplication) of (x) any payments of principal (whether as principal prepayments or otherwise) distributed to the Certificateholders of such class of certificates, (y) any Appraisal Reduction Amounts allocated to such class of certificates and (z) any Realized Losses previously allocated to such class of certificates, is equal to or greater than (b) 25% of the remainder of (1) the initial Certificate Balance of such class of certificates less (2) any payments of principal (whether as principal prepayments or otherwise) previously distributed to the Certificateholders of such class of certificates; provided, that for purposes of this definition, the Class [A] Certificates and the Class [PEZ] Component [A] will be considered as if they together constitute a single “Class” of Principal Balance Certificates, the Class [B] Certificates and the Class [PEZ] Component [B] will be considered as if they together constitute a single “Class” of Principal Balance Certificates, the Class [C] Certificates and the Class [PEZ] Component [C] will be considered as if they together constitute a single “Class” of Principal Balance Certificates, and the Class [PEZ] certificates will be Non-Reduced Certificates only with respect to each component thereof that is part of a Class of Non-Reduced Certificates determined as described in this proviso.
A “Qualified Replacement Special Servicer” is a replacement special servicer that [(i) satisfies all of the eligibility requirements applicable to special servicers in the PSA, (ii) is not the operating advisor, the asset representations reviewer or an affiliate of the operating advisor or the asset representations reviewer, (iii) is not obligated to pay the operating advisor (x) any fees or otherwise compensate the operating advisor in respect of its obligations under the PSA, or (y) for the appointment of the successor special servicer or the recommendation by the operating advisor for the replacement special servicer to become the special servicer, (iv) is not entitled to receive any compensation from the operating advisor other than compensation that is not material and is unrelated to the operating advisor’s recommendation that such party be appointed as the replacement special servicer, (v) is not entitled to receive any fee from the operating advisor for its appointment as successor special servicer, in each case, unless expressly approved by 100% of the Certificateholders, [(vi) is not a special servicer that has been cited by [NAME OF RATING AGENCY] as having servicing concerns as the sole or material factor in any qualification, downgrade or withdrawal of the ratings (or placement on “watch status” in contemplation of a ratings downgrade or withdrawal) of securities in a transaction serviced by the applicable servicer prior to the time of determination, (vii) currently has a special servicer rating of at least [SPECIFIC MINIMUM RATING] from [NAME OF RATING AGENCY] and (viii) is not a special servicer that has been cited by [NAME OF RATING AGENCY] as having servicing concerns as the sole or a material factor in any qualification, downgrade or withdrawal of the ratings (or placement on “watch status” in contemplation of a ratings downgrade or withdrawal) of securities in a transaction serviced by the applicable servicer prior to the time of determination].
Replacement of the Special Servicer After Operating Advisor Recommendation and Investor Vote
If at any time the operating advisor determines, in its sole discretion exercised in good faith, that (1) the special servicer is not performing its duties as required under the PSA or is otherwise not acting in accordance with the Servicing Standard and (2) the replacement of the special servicer would be in the best interest of the Certificateholders and the RR Interest Owner as a collective whole, then the operating advisor will have the right to recommend the replacement of the special servicer. In such event, the operating advisor will be required to deliver to the trustee and the certificate administrator, with a copy to the special servicer, a written recommendation detailing the reasons supporting its position (along with relevant information justifying its recommendation) and recommending a suggested replacement special servicer (which must be a Qualified Replacement Special Servicer). The certificate administrator will be required to notify each Certificateholder of the recommendation and post it on the certificate administrator’s internet website, and to conduct the solicitation of votes with respect to such recommendation.
The operating advisor’s recommendation to replace the special servicer must be confirmed within 180 days of after the notice is posted to the certificate administrator’s website by an affirmative vote of holders of Voting Rights evidencing at least a majority of a quorum (which, for this purpose is the holders that (i) evidence at least 20% of the Voting Rights (taking into account the application of any Appraisal Reduction Amounts to notionally reduce the respective Certificate Balances) of all Principal Balance Certificates on an aggregate basis, and (ii) consist of at least 3 Certificateholders or Certificate Owners that are not Risk Retention Affiliated with each other). In the event the holders of such Voting Rights elect to remove and replace the special servicer (which requisite affirmative votes must be received within 180 days of the posting of the notice of the operating advisor’s recommendation to replace the special servicer to the certificate administrator’s website), the certificate administrator will be required to receive a Rating Agency Confirmation from each of the Rating Agencies at that time. In the event the certificate administrator receives such a Rating Agency Confirmation from each of the Rating Agencies (and the successor special servicer agrees to be bound by the terms of the PSA), the trustee (upon receipt of written confirmation from the certificate administrator, if the certificate administrator and the trustee are different entities) will then be required to terminate all of the rights and obligations of the special servicer under the PSA and to appoint the successor special servicer approved by the Certificateholders, provided that such successor special servicer is a Qualified Replacement Special Servicer, subject to the terminated special servicer’s rights to indemnification, payment of outstanding fees, reimbursement of Advances and other rights set forth in the PSA that survive termination. The reasonable out-of-pocket costs and expenses associated with obtaining such Rating Agency Confirmations and administering the vote of the applicable holders of the Principal Balance Certificates and Class [PEZ] certificates and the operating advisor’s identification of a Qualified Replacement Special Servicer will be an additional trust fund expense. [Notwithstanding the foregoing, the operating advisor will not be permitted to recommend the replacement of the special servicer with respect to an AB Whole Loan unless an AB Control Appraisal Period has occurred and is continuing with respect to an AB Whole Loan under the related Intercreditor Agreement.] [See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.]]
In any case, the trustee will notify the outgoing special servicer promptly of the effective date of its termination. Any replacement special servicer recommended by the operating advisor must be a Qualified Replacement Special Servicer.
No appointment of a special servicer will be effective until the depositor has filed any required Exchange Act filings related to the removal and replacement of the special servicer.
Notwithstanding the foregoing, the Certificateholders’ direction to replace the special servicer will not apply to an AB Whole Loan unless an AB Control Appraisal Period has occurred and is continuing with respect to an AB Whole Loan under the related Intercreditor Agreement. The Subordinate Companion Loan holder (or Loan Specific Directing Certificateholder in the case of the Trust Subordinate Companion Loan), will have the right, prior to the occurrence and continuance of an AB Control Appraisal Period, to replace the special servicer solely with respect to an AB Whole Loan. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan”.
With respect to each Non-Serviced Whole Loan, the related Non‑Serviced Special Servicer may be removed, and a successor special servicer appointed at any time by the Non-Serviced Directing Certificateholder appointed under the related Non-Serviced PSA (and not by the Directing Certificateholder for this transaction) to the extent set forth in the related Non-Serviced PSA and the related Intercreditor Agreement for such Non-Serviced Whole Loan.  See “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan” and “—Servicing of the Non-Serviced Mortgage Loan” below.
Termination of Master Servicer and Special Servicer for Cause
Servicer Termination Events
 A “Servicer Termination Event” under the PSA with respect to the master servicer or the special servicer, as the case may be, will include, without limitation:
(a) (i) any failure by the master servicer to make a required deposit to the Collection Account or remit to the companion paying agent for deposit into the related companion loan distribution account on the day and by the time such deposit or remittance was first required to be made, which failure is not remedied within one business day, or (ii) any failure by the master servicer to deposit into, or remit to the certificate administrator for deposit into, the Distribution Account any amount required to be so deposited or remitted, which failure is not remedied by 11:00 a.m. New York City time on the relevant Distribution Date;
(b) any failure by the special servicer to deposit into the REO Account within one business day after the day such deposit is required to be made, or to remit to the master servicer for deposit in the Collection Account, or any other account required under the PSA, any such deposit or remittance required to be made by the special servicer pursuant to, and at the time specified by, the PSA;
(c) any failure by the master servicer or the special servicer duly to observe or perform in any material respect any of its other covenants or obligations under the PSA, which failure continues unremedied for [30] days (or (i) with respect to any year that a report on Form 10‑K is required to be filed, five business days in the case of the master servicer’s or special servicer’s, as applicable, obligations regarding Exchange Act reporting required under the PSA and compliance with Regulation AB, (ii) [10] days in the case of the master servicer’s failure to make a Servicing Advance or (iii) [15] days in the case of a failure to pay the premium for any property insurance policy required to be maintained under the PSA) after written notice of the failure has been given to the master servicer or the special servicer, as the case may be, by any other party to the PSA, or to the master servicer or the special servicer, as the case may be, with a copy to each other party to the related PSA, by Certificateholders of any class, evidencing as to that class, Percentage Interests aggregating not less than [25]% or, with respect to a Serviced Whole Loan, by the holder of the related Serviced Companion Loan; provided, however, that if that failure is capable of being cured and the master servicer or the special servicer, as the case may be, is diligently pursuing that cure, that [30]-day period will be extended an additional [30] days; provided, further, however, that such extended period will not apply to the obligations regarding Exchange Act reporting;
(d) any breach on the part of the master servicer or the special servicer of any representation or warranty in the PSA that materially and adversely affects the interests of any class of Certificateholders or holders of any Serviced Companion Loan and that continues unremedied for a period of [30] days after the date on which notice of that breach, requiring the same to be remedied, will have been given to the master servicer or the special servicer, as the case may be, by the depositor, the certificate administrator or the trustee, or to the master servicer, the special servicer, the depositor, the certificate administrator and the trustee by the Certificateholders of any class, evidencing as to that class, Percentage Interests aggregating not less than [25]% or, with respect to a Serviced Whole Loan, by the holder of the related Serviced Companion Loan; provided, however, that if that breach is capable of being cured and the master servicer or the special servicer, as the case may be, is diligently pursuing that cure, that [30]-day period will be extended an additional [30] days;
(e) certain events of insolvency, readjustment of debt, marshaling of assets and liabilities or similar proceedings in respect of or relating to the master servicer or the special servicer, and certain actions by or on behalf of the master servicer or the special servicer indicating its insolvency or inability to pay its obligations;
(f) either of [NAME OF RATING AGENCY] or [NAME OF RATING AGENCY] (i) has qualified, downgraded or withdrawn its rating or ratings of one or more classes of certificates, or (ii) has placed one or more classes of certificates on “watch status” in contemplation of a ratings downgrade or withdrawal (and in the case of clause (i) and (ii), such action has not been withdrawn by [NAME OF RATING AGENCY] or [NAME OF RATING AGENCY] within 60 days of such actual knowledge by the master servicer or the special servicer, as the case may be) and, in the case of either of clauses (i) or (ii), cited servicing concerns with the master servicer or the special servicer, as the case may be, as the sole or a material factor in such action; or
(g) the master servicer or the special servicer is no longer rated at least [INSERT MINIMUM RATING] or [INSERT MINIMUM RATING], respectively, by [NAME OF RATING AGENCY] and such master servicer or special servicer is not reinstated to at least that rating within [60] days of the delisting.
[“Serviced Companion Loan Securities” mean any commercial mortgage-backed securities that evidence an interest in or are secured by the assets of an issuing entity, which assets include a Serviced Companion Loan (or a portion of or interest in a Serviced Companion Loan).
“Companion Loan Rating Agency” means, with respect to any Serviced Companion Loan, any rating agency that was engaged by a participant in the securitization of such Serviced Companion Loan to assign a rating to the related Serviced Companion Loan Securities.]
Rights Upon Servicer Termination Event
If a Servicer Termination Event occurs with respect to the master servicer or the special servicer under the PSA, then, so long as the Servicer Termination Event remains unremedied, the depositor or the trustee will be authorized, and at the written direction of Certificateholders entitled to [___]% of the Voting Rights or, for so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder (solely with respect to the special servicer), the trustee will be required to terminate all of the rights and obligations of the defaulting party as master servicer or the special servicer, as the case may be (other than certain rights in respect of indemnification and certain items of servicing compensation), under the PSA. The trustee will then succeed to all of the responsibilities, duties and liabilities of the defaulting party as master servicer or special servicer, as the case may be, under the PSA and will be entitled to similar compensation arrangements. If the trustee is unwilling or unable to so act, it may (or, at the written request of Certificateholders entitled to [___]% of the Voting Rights, or, for so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder, it will be required to) appoint, or petition a court of competent jurisdiction to appoint, a loan servicing institution or other entity, [subject to the trustee’s receipt of a Rating Agency Confirmation from each of the Rating Agencies] and, for so long as a Control Termination Event has not occurred and is not continuing, that has been approved by the Directing Certificateholder, which approval may not be unreasonably withheld.  In addition, the asset representations reviewer or any of its affiliates may not be appointed as a successor master servicer or special servicer.

Notwithstanding anything to the contrary contained in the section described above, if a Servicer Termination Event on the part of the special servicer remains unremedied and affects the holder of a Serviced Pari Passu Companion Loan, and the special servicer has not otherwise been terminated, the holder of such Serviced Pari Passu Companion Loan (or, if applicable, the related trustee, acting at the direction of the related directing certificateholder (or similar entity)) will be entitled to direct the trustee to terminate the special servicer solely with respect to the related Serviced Pari Passu Mortgage Loan.  The appointment (or replacement) of a special servicer with respect to a Serviced Whole Loan will in any event be subject to Rating Agency Confirmation from each Rating Agency. A replacement special servicer will be selected by the trustee or, prior to a Consultation Termination Event, by the Directing Certificateholder; provided, however, that any successor special servicer appointed to replace the special servicer with respect to a Serviced Pari Passu Mortgage Loan cannot at any time be the person (or an affiliate of such person) that was terminated at the direction of the holder of the related Serviced Pari Passu Companion Loan, without the prior written consent of such holder of the related Serviced Pari Passu Companion Loan.
Notwithstanding anything to the contrary contained in the section described above, if a servicer termination event on the part of the special servicer under the Non-Serviced PSA entered into in connection with the securitization of the Non-Serviced Companion Loan (the special servicer, the Non-Serviced Special Servicer remains unremedied and affects the holder of the Non-Serviced Mortgage Loan, and the Non-Serviced Special Servicer has not otherwise been terminated, the trustee, acting at the direction of the Directing Certificateholder, will be entitled to direct the Non-Serviced Trustee to terminate the Non-Serviced Special Servicer solely with respect to the Non-Serviced Whole Loan, and a successor will be appointed in accordance with the Non-Serviced PSA.
In addition, notwithstanding anything to the contrary contained in the section described above, if the master servicer receives notice of termination solely due to a Servicer Termination Event described in clauses [(f)] or [(g)] under “—Termination of Master Servicer and Special Servicer for Cause—Servicer Termination Events” above, and prior to being replaced as described in the second preceding paragraph, the master servicer will have 45 days after receipt of the notice of termination to find, and sell its rights and obligations to, a successor master servicer that meets the requirements of a master servicer under the PSA; provided that the Rating Agencies have each provided a Rating Agency Confirmation. The termination of the master servicer will be effective when such successor master servicer has succeeded the terminated master servicer, as successor master servicer and such successor master servicer has assumed the terminated master servicer’s servicing obligations and responsibilities under the PSA. If a successor has not entered into the PSA as successor master servicer within 45 days after notice of the termination of the master servicer, the master servicer will be replaced by the trustee as described above.
Notwithstanding the foregoing, (1) if any Servicer Termination Event on the part of the master servicer affects a Serviced Companion Loan, the related holder of a Serviced Companion Loan or the rating on any class of certificates backed, wholly or partially, by any Serviced Companion Loan, and if the master servicer is not otherwise terminated, or (2) if a Servicer Termination Event on the part of the master servicer affects only a Serviced Companion Loan, the related holder of a Serviced Companion Loan or the rating on any class of certificates backed, wholly or partially, by any Serviced Companion Loan, then the master servicer may not be terminated by or at the direction of the related holder of such Serviced Companion Loan or the holders of any certificates backed, wholly or partially, by such Serviced Companion Loan, but upon the written direction of the related holder of such Serviced Companion Loan, the master servicer will be required to appoint a sub-servicer that will be responsible for servicing the related Serviced Whole Loan.
Further, if replaced as a result of a Servicer Termination Event, the master servicer or special servicer, as the case may be, will be responsible for the costs and expenses associated with the transfer of its duties.
In addition, the Depositor may terminate each of the Master Servicer and the Special Servicer upon five business days’ notice if the Master Servicer or the Special Servicer, as the case may be, fails to comply with certain of its reporting obligations under the Pooling and Servicing Agreement.

Waiver of Servicer Termination Event
A Servicer Termination Event may be waived by the Certificateholders evidencing not less than [___]% of the aggregate Voting Rights of the Certificates (and, if such Servicer Termination Event is on the part of the Special Servicer with respect to a Serviced Whole Loan only, by the related Serviced Companion Loan Holder).  Notwithstanding the foregoing, (1) a Servicer Termination Event under clause (a) or (b) under “—Servicer Termination Events” above may be waived only with the consent of all of the Certificateholders of the affected Classes and any Serviced Companion Loan Holder affected by such Servicer Termination Event, and (2) a Servicer Termination Event under clause [(c(1))] under “—Servicer Termination Events” above may be waived only with the consent of the Depositor and any Serviced Companion Loan Holder affected by such Servicer Termination Event.
Resignation of the Master Servicer and Special Servicer
The PSA permits the master servicer and the special servicer to resign from their respective obligations only upon (a) the appointment of, and the acceptance of the appointment by, a successor and receipt by the certificate administrator and the trustee of a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Serviced Companion Loan (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation required under the PSA may be considered satisfied with respect to the certificates as described in this prospectus); and, as to the special servicer only, for so long as a Control Termination Event has not occurred and is not continuing, the approval of such successor by the Directing Certificateholder, which approval will not be unreasonably withheld or (b) a determination that their respective obligations are no longer permissible with respect to the master servicer or the special servicer, as the case may be, under applicable law.  In the event that the master servicer or special servicer resigns as a result of the determination that their respective obligations are no longer permissible under applicable law, the trustee will then succeed to all of the responsibilities, duties and liabilities of the defaulting party as master servicer or special servicer, as the case may be, under the PSA and will be entitled to similar compensation arrangements. If the trustee is unwilling or unable to so act, it may appoint, or petition a court of competent jurisdiction to appoint, a loan servicing institution or other entity, [subject to the trustee’s receipt of a Rating Agency Confirmation from each of the Rating Agencies.]
No resignation will become effective until the trustee or other successor has assumed the obligations and duties of the resigning master servicer or special servicer, as the case may be, under the PSA. Further, the resigning master servicer or special servicer, as the case may be, must pay all costs and expenses associated with the transfer of its duties. Other than as described under “—Termination of Master Servicer and Special Servicer for Cause—Servicer Termination Events” above, in no event will the master servicer or the special servicer have the right to appoint any successor master servicer or special servicer if such master servicer or special servicer, as applicable, is terminated or removed pursuant to the PSA.  In addition, the PSA will prohibit the appointment of the asset representations reviewer, the operating advisor or one of their respective affiliates as successor to the master servicer or the special servicer.
[Resignation of Master Servicer, Trustee, Certificate Administrator, Operating Advisor or Asset Representations Reviewer Upon Prohibited Risk Retention Affiliation
Under the Credit Risk Retention Rule, any B Piece Buyer is prohibited from being Risk Retention Affiliated with, among other persons, the master servicer, the trustee, the certificate administrator, the operating advisor or the asset representations reviewer. As long as the prohibition exists, upon the occurrence of (i) a servicing officer of the master servicer or a responsible officer of the certificate administrator or the trustee, as applicable, obtaining actual knowledge that the master servicer, the certificate administrator or the trustee, as applicable, is or has become Risk Retention Affiliated with or a Risk Retention Affiliate of the B Piece Buyer (in such case, an “Impermissible TPP Affiliate”), (ii) the master servicer, certificate administrator or the trustee receiving written notice by any other party to the

PSA, the B Piece Buyer, the sponsor or any underwriter or initial purchaser that the master servicer, certificate administrator or the trustee, as applicable, is or has become an Impermissible TPP Affiliate, or (iii) the operating advisor or the asset representations reviewer obtaining actual knowledge that it is or has become a Risk Retention Affiliate of the B Piece Buyer or any other party to the PSA (in such case, an “Impermissible Operating Advisor Affiliate” and “Impermissible Asset Representations Reviewer Affiliate”, respectively; and either of an Impermissible TPP Affiliate, an Impermissible Operating Advisor Affiliate and an Impermissible Asset Representations Reviewer Affiliate being an “Impermissible Risk Retention Affiliate”), such Impermissible Risk Retention Affiliate is required to promptly notify the sponsor and the other parties to the PSA and resign in accordance with the terms of the PSA.  The resigning Impermissible Risk Retention Affiliate will be required to bear all reasonable out-of-pocket costs and expenses of each other party to the PSA, the issuing entity and each Rating Agency in connection with such resignation as and to the extent required under the PSA; provided however, if the affiliation causing an Impermissible Risk Retention Affiliate is the result of B Piece Buyer acquiring an interest in such Impermissible Risk Retention Affiliate or an affiliate of such Impermissible Risk Retention Affiliate, then such costs and expenses will be an expense of the issuing entity.]
Limitation on Liability; Indemnification
The PSA will provide that none of the master servicer (including in its capacity as the paying agent for any Companion Loan), the special servicer, the depositor, the operating advisor, the asset representations reviewer or any partner, shareholder, member, manager, director, officer, employee or agent of any of them will be under any liability to the issuing entity, Certificateholders or holders of the related Companion Loan, as applicable, for any action taken, or not taken, in good faith pursuant to the PSA or for errors in judgment; provided, however, that none of the master servicer (including in its capacity as the paying agent for any Companion Loan), the special servicer, the depositor, the operating advisor, the asset representations reviewer or similar person will be protected against any breach of a representation or warranty made by such party, as applicable, in the PSA or any liability that would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of obligations or duties under the PSA or by reason of negligent disregard of such obligations and duties. The PSA will also provide that the master servicer (including in its capacity as the paying agent for any Companion Loan), the special servicer, the depositor, the operating advisor, the asset representations reviewer and their respective affiliates and any partner, shareholder, member, manager, director, officer, employee or agent of any of them will be entitled to indemnification by the issuing entity against any claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and other costs, liabilities, fees and expenses incurred in connection with any legal action or claim that relates to the PSA, the Mortgage Loans, any related Companion Loan or the certificates; provided, however, that the indemnification will not extend to any loss, liability or expense incurred in connection with any breach of a representation or warranty made by such party, as applicable, in the PSA or incurred by reason of willful misconduct, bad faith or negligence in the performance of obligations or duties under the PSA, by reason of negligent disregard of such party’s obligations or duties, or in the case of the depositor and any of its partners, shareholders, directors, officers, members, managers, employees and agents, any violation by any of them of any state or federal securities law. In addition, absent actual fraud (as determined by a final non-appealable court order), neither the trustee nor the certificate administrator will be liable for special, punitive, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the trustee or the certificate administrator has been advised of the likelihood of such loss or damage and regardless of the form of action. The PSA will also provide that any related master servicer, depositor, special servicer, operating advisor (or the equivalent), asset representations reviewer or trustee under the related Non-Serviced PSA with respect to a Non-Serviced Companion Loan and any partner, director, officer, shareholder, member, manager, employee or agent of any of them will be entitled to indemnification by the issuing entity and held harmless against the issuing entity’s pro rata share of any and all claims, losses, penalties, fines, forfeitures, legal fees and related costs, judgments and any other costs, liabilities, fees and expenses incurred in connection with servicing and administration of such Non-Serviced Mortgage Loan and the related non-serviced Mortgaged Property under the related Non-Serviced PSA or the PSA (as and to the same extent the securitization trust formed under the related Non-Serviced PSA is required to indemnify such parties in respect of other Mortgage Loans in the securitization trust formed under the related Non-Serviced PSA pursuant to the terms of the Non-Serviced PSA). In addition, the PSA will provide that none of the master servicer (including in its capacity as the paying agent for any Companion Loans), the special servicer, the depositor or operating advisor will be under any obligation to appear in, prosecute or defend any legal action that is not incidental to its respective responsibilities under the PSA or that in its opinion may involve it in any expense or liability not reimbursed by the issuing entity. However, each of the master servicer, the special servicer, the depositor and the operating advisor will be permitted, in the exercise of its discretion, to undertake any action that it may deem necessary or desirable with respect to the enforcement and/or protection of the rights and duties of the parties to the PSA and the interests of the Certificateholders (and, in the case of a Serviced Whole Loan, the rights of the Certificateholders and the holders of the related Serviced Companion Loan (as a collective whole), taking into account the subordinate or pari passu nature of such Serviced Companion Loan) under the PSA; provided, however, that if a Serviced Whole Loan and/or the holder of the related Companion Loan are involved, such expenses, costs and liabilities will be payable out of funds related to such Serviced Whole Loan in accordance with the related Intercreditor Agreement and will also be payable out of the other funds in the Collection Account if amounts on deposit with respect to such Serviced Whole Loan are insufficient therefor. If any such expenses, costs or liabilities relate to a Mortgage Loan, Companion Loan, then any subsequent recovery on that Mortgage Loan or Companion Loan, as applicable, will be used to reimburse the issuing entity for any amounts advanced for the payment of such expenses, costs or liabilities. In that event, the legal expenses and costs of the action, and any liability resulting from the action, will be expenses, costs and liabilities of the issuing entity, and the master servicer (including in its capacity as the paying agent for any Companion Loans), the special servicer, the depositor, the asset representations reviewer or the operating advisor, as the case may be, will be entitled to be reimbursed out of the Collection Account for the expenses.
Pursuant to the PSA, the master servicer and the special servicer will each be required to maintain a fidelity bond and errors and omissions policy or their equivalent that provides coverage against losses that may be sustained as a result of an officer’s or employee’s misappropriation of funds or errors and omissions, subject to certain limitations as to amount of coverage, deductible amounts, conditions, exclusions and exceptions permitted by the PSA. Notwithstanding the foregoing, the master servicer and the special servicer will be allowed to self-insure with respect to an errors and omission policy and a fidelity bond so long as certain conditions set forth in the PSA are met.
Any person into which the master servicer, the special servicer, the depositor, operating advisor, asset representations reviewer may be merged or consolidated, or any person resulting from any merger or consolidation to which the master servicer, the special servicer, the depositor, operating advisor or asset representations reviewer is a party, or any person succeeding to the business of the master servicer, the special servicer, the depositor, operating advisor or asset representations reviewer, will be the successor of the master servicer, the special servicer, the depositor, operating advisor or asset representations reviewer, as the case may be, under the PSA. The master servicer, the special servicer, the operating advisor and the asset representations reviewer may have other normal business relationships with the depositor or the depositor’s affiliates.
The trustee and the certificate administrator make no representations as to the validity or sufficiency of the PSA (other than as to it being a valid obligation of the trustee and the certificate administrator), the certificates, the Mortgage Loans, this prospectus (other than as to the accuracy of the information provided by the trustee and the certificate administrator as set forth above) or any related documents and will not be accountable for the use or application by or on behalf of the master servicer or the special servicer of any funds paid to the master servicer or any special servicer in respect of the certificates or the Mortgage Loans, or any funds deposited into or withdrawn from the Collection Account or any other account by or on behalf of the master servicer or any special servicer. The PSA provides that no provision of such agreement will be construed to relieve the trustee and the certificate administrator from liability for their own negligent action, their own negligent failure to act or their own willful misconduct or bad faith.
The PSA provides that neither the trustee nor the certificate administrator, as applicable, will be liable for an error of judgment made in good faith by a responsible officer of the trustee or the certificate administrator, unless it is proven that the trustee or the certificate administrator, as applicable, was negligent in ascertaining the pertinent facts. In addition, neither the trustee nor the certificate administrator, as applicable, will be liable with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of holders of certificates entitled to greater than 25% of the percentage interest of each affected class, or of the aggregate Voting Rights of the certificates, relating to the time, method and place of conducting any proceeding for any remedy available to the trustee and the certificate administrator, or exercising any trust or power conferred upon the trustee and the certificate administrator, under the PSA (unless a higher percentage of Voting Rights is required for such action).
The trustee and the certificate administrator and any director, officer, employee, representative or agent of the trustee and the certificate administrator, will be entitled to indemnification by the issuing entity, to the extent of amounts held in the Collection Account, the Loan-Specific REMIC Distribution Account or the Lower-Tier REMIC Distribution Account from time to time, for any loss, liability, damages, claims or unanticipated expenses (including reasonable attorneys’ fees and expenses) arising out of or incurred by the trustee or the certificate administrator in connection with their participation in the transaction and any act or omission of the trustee or the certificate administrator relating to the exercise and performance of any of the powers and duties of the trustee and the certificate administrator (including in any capacities in which they serve, e.g., paying agent, REMIC administrator, authenticating agent, certificate custodian and certificate registrar) under the PSA. However, the indemnification will not extend to any loss, liability or expense that constitutes a specific liability imposed on the trustee or the certificate administrator pursuant to the PSA, or to any loss, liability or expense incurred by reason of willful misconduct, bad faith or negligence on the part of the trustee or the certificate administrator in the performance of their obligations and duties under the PSA, or by reason of their negligent disregard of those obligations or duties, or as may arise from a breach of any representation or warranty of the trustee or the certificate administrator made in the PSA.
Enforcement of Mortgage Loan Seller’s Obligations Under the MLPA
In the event any party to the PSA receives a request or demand from a Requesting Investor to the effect that a Mortgage Loan should be repurchased or replaced due to a Material Defect, or if such party to the PSA determines that a Mortgage Loan should be repurchased or replaced due to a Material Defect, that party to the PSA will be required to promptly forward such request or demand to the master servicer and the special servicer, and the master servicer or the special servicer, as applicable, will be required to promptly forward it to the applicable mortgage loan seller.  The master servicer (in the case of Mortgage Loans that are not Specially Serviced Loans) or the special servicer (in the case of Specially Serviced Loans) will be required to enforce the obligations of the mortgage loan sellers under the MLPAs pursuant to the terms of the PSA and the MLPAs. These obligations include obligations resulting from a Material Defect. Subject to the provisions of the applicable MLPA relating to the dispute resolutions as described under “Description of the Mortgage Loan Purchase Agreement—Dispute Resolution Provisions”, such enforcement, including, without limitation, the legal prosecution of claims, if any, will be required to be carried out in such form, to such extent and at such time as the master servicer or the special servicer, as applicable, would require were it, in its individual capacity, the owner of the affected Mortgage Loan or Trust Subordinate Companion Loan.
Within [__] days after receipt of an Asset Review Report with respect to any Mortgage Loan, the special servicer will be required to determine, based on the Servicing Standard, whether there exists a Material Defect with respect to such Mortgage Loan. If the special servicer determines that a Material Defect exists, the special servicer will be required to enforce the obligations of the applicable mortgage loan seller under the MLPA with respect to such Material Defect as discussed in the preceding paragraph. See “—The Asset Representations Reviewer—Asset Review” above.
Any costs incurred by the master servicer or the special servicer with respect to the enforcement of the obligations of a mortgage loan seller under the applicable MLPA will be deemed to be Servicing Advances, to the extent not recovered from the mortgage loan seller or the Requesting Investor.  See “Description of the Mortgage Loan Purchase Agreement—Dispute Resolution Provisions”.

Dispute Resolution Provisions
In the event an Initial Requesting Holder delivers a written request to the depositor, the master servicer, the special servicer, the trustee, the certificate administrator, the certificate registrar, the operating advisor (solely in its capacity as the operating advisor) or the custodian that a Mortgage Loan be repurchased by the applicable mortgage loan seller alleging the existence of a Material Defect with respect to such Mortgage Loan and setting forth the basis for such allegation (a “Owner Repurchase Request”), the receiving party will be required to promptly forward that Owner Repurchase Request to the master servicer and the special servicer. The Enforcing Servicer will then be required to promptly forward that Owner Repurchase Request to the mortgage loan seller and each other party to the PSA.  An “Initial Requesting Holder” is the first Certificateholder or Certificate Owner to deliver an Owner Repurchase Request as described above with respect to a Mortgage Loan, and there may not be more than one Initial Requesting Holder with respect to any Mortgage Loan.  Subject to the provisions described below under this heading “—Dispute Resolution Provisions”, the Enforcing Servicer will be the Enforcing Party with respect to the Owner Repurchase Request.
The “Enforcing Servicer” will be (a) with respect to a Specially Serviced Loan, the special servicer, and (b) with respect to a non-Specially Serviced Loan, (i) in the case of a Repurchase Request made by the special servicer, the Controlling Class Representative or a Controlling Class Certificateholder, the master servicer, and (ii) in the case of a Repurchase Request made by any person other than the special servicer, the Controlling Class Representative or a Controlling Class Certificateholder, (A) prior to the Resolution Failure relating to such non-Specially Serviced Loan, the master servicer, and (B) from and after a Resolution Failure relating to such non-Specially Serviced Loan, the special servicer.
An “Enforcing Party” is the person obligated to or that elects pursuant to the terms of the PSA to enforce the rights of the issuing entity against the related mortgage loan seller with respect to a Repurchase Request.
Repurchase Request Delivered by a Party to the PSA
In the event that the depositor, the master servicer, the special servicer, the trustee, the certificate administrator or the operating advisor (solely in its capacity as operating advisor) has knowledge of a Material Defect with respect to a Mortgage Loan, that party will be required to deliver prompt written notice of such Material Defect to each other party to the PSA, identifying the applicable Mortgage Loan and setting forth the basis for such allegation (a “PSA Party Repurchase Request” and, each of an Owner Repurchase Request or a PSA Party Repurchase Request, a “Repurchase Request”), and the Enforcing Servicer will be required to promptly send the PSA Party Repurchase Request to the applicable mortgage loan seller.  The Enforcing Servicer will be required to act as the Enforcing Party and enforce the rights of the issuing entity against the applicable mortgage loan seller with respect to the PSA Party Repurchase Request.  However, if a Resolution Failure occurs with respect to the PSA Party Repurchase Request, the provisions described below under “—Resolution of a Repurchase Request” will apply.
In the event the Repurchase Request is not Resolved within 180 days after the mortgage loan seller receives the Repurchase Request as described in “—Repurchase Request Delivered by a Party to the PSA” above, a “Resolution Failure” will be deemed to have occurred.  Receipt of the Repurchase Request will be deemed to occur 2 business days after the Repurchase Request is sent to the mortgage loan seller. “Resolved” means, with respect to a Repurchase Request, that (i) the related Material Defect has been cured, (ii) the related Mortgage Loan has been repurchased in accordance with the elated MLPA, (iii) a mortgage loan has been substituted for the related Mortgage Loan in accordance with the related MLPA, (iv) the applicable mortgage loan seller has made the Loss of Value Payment, (v) a contractually binding agreement is entered into between the Enforcing Servicer, on behalf of the issuing entity, and the related mortgage loan seller that settles the related mortgage loan seller’s obligations under the related MLPA or (vi) the related Mortgage Loan is no longer property of the issuing entity as a result of a sale or other disposition in accordance with the PSA.

Resolution of a Repurchase Request
 Within 2 business days after a Resolution Failure occurs with respect to a Repurchase Request made by any person other than the special servicer, the Controlling Class Representative or a Controlling Class Certificateholder relating to a non-Specially Serviced Loan, the master servicer will be required to send a written notice (a “Master Servicer Proposed Course of Action Notice”) to the special servicer, indicating the master servicer’s analysis and recommended course of action with respect to such Repurchase Request. The master servicer will also be required to deliver to the special servicer the servicing file and all information, documents and records (including records stored electronically on computer tapes, magnetic discs and the like) relating to such non-Specially Serviced Loan and, if applicable, the related Serviced Companion Loan, either in the master servicer’s possession or otherwise reasonably available to the master servicer without undue burden or expense, and reasonably requested by the special servicer to the extent set forth in the PSA for such non-Specially Serviced Loan.  Upon receipt of such Master Servicer Proposed Course of Action Notice and such servicing file, information, documents and records, the special servicer will become the Enforcing Servicer with respect to such Repurchase Request.
 After a Resolution Failure occurs with respect to a Repurchase Request regarding a Mortgage Loan (whether the Repurchase Request was initiated by an Initial Requesting Holder or by a party to the PSA), the Enforcing Servicer will be required to send a notice (a “Proposed Course of Action Notice”) to the Initial Requesting Holder, if any, at the address specified in the Initial Requesting Holder’s Repurchase Request, and to the certificate administrator. The certificate administrator will be required to make the Proposed Course of Action available to all other Certificateholders and Certificate Owners and the RR Interest Owner, by posting such notice on the certificate administrator’s website, indicating the Enforcing Servicer’s intended course of action with respect to the Repurchase Request (the “Proposed Course of Action”).
 The Proposed Course of Action will be required to include (a) a request to Certificateholders to indicate their agreement with or dissent from such Proposed Course of Action by clearly marking “agree” or “disagree” to the Proposed Course of Action on such notice within 30 days of the date of such notice and a disclaimer that responses received after such 30-day period will not be taken into consideration, (b) a statement that if any Certificateholder disagrees with the Proposed Course of Action, the Enforcing Servicer will be compelled to follow (either as the Enforcing Party or as the Enforcing Servicer in circumstances where a Certificateholder is acting as the Enforcing Party) the course of action agreed to and/or proposed by the majority, by Certificate Principal Balance, of the responding Certificateholders that involves referring the matter to mediation or arbitration, as the case may be, in accordance with the procedures described below relating to the delivery of Preliminary Dispute Resolution Election Notices and Final Dispute Resolution Notices, (c) a statement that responding Certificateholders will be required to certify their holdings in connection with such response, (d) a statement that only responses clearly marked “agree” or “disagree” with such Proposed Course of Action will be taken into consideration and (e) instructions for responding Certificateholders to send their responses to the Enforcing Servicer and the certificate administrator.  Within three (3) business days after the expiration of the 30-day response period, the certificate administrator will be required to tabulate the responses received from the Certificateholders and share the results with the Enforcing Servicer.  The certificate administrator will only count responses timely received that clearly indicate agreement or dissent with the related Proposed Course of Action and additional verbiage or qualifying language will not be taken into consideration for purposes of determining whether the applicable Certificateholder agrees or disagrees with the Proposed Course of Action.  The certificate administrator will be under no obligation to answer questions from Certificateholders regarding such Proposed Course of Action.  For the avoidance of doubt, the certificate administrator’s obligations in connection with this heading “—Resolution of a Repurchase Request” will be limited solely to tabulating Certificateholder responses of “agree” or “disagree” to the Proposed Course of Action, and such obligation will not be construed to impose any enforcement obligation on the certificate administrator. The Enforcing Servicer may conclusively rely (without investigation) on the certificate administrator's tabulation of the majority, by Certificate Principal Balance of the responding Certificateholders.

 If (a) the Enforcing Servicer’s intended course of action with respect to the Repurchase Request does not involve pursuing further action to exercise rights against the applicable mortgage loan seller with respect to the Repurchase Request and the Initial Requesting Holder, if any, or any other Certificateholder or Certificate Owner wishes to exercise its right to refer the matter to mediation (including nonbinding arbitration) or arbitration, as discussed below under  “—Mediation and Arbitration Provisions”, or (b) the Enforcing Servicer’s intended course of action is to pursue further action to exercise rights against the applicable mortgage loan seller with respect to the Repurchase Request but the Initial Requesting Holder, if any, or any other Certificateholder or Certificate Owner does not agree with the dispute resolution method selected by the Enforcing Servicer, then the Initial Requesting Holder, if any, or such other Certificateholder or Certificate Owner may deliver to the Enforcing Servicer a written notice (a “Preliminary Dispute Resolution Election Notice”) within 30 days after the date the Proposed Course of Action Notice is posted on the certificate administrator’s website (the “Dispute Resolution Cut-off Date”) indicating its intent to exercise its right to refer the matter to either mediation (including nonbinding arbitration) or arbitration.  In the event that (a) the Enforcing Servicer’s initial Proposed Course of Action indicated a recommendation to undertake mediation (including nonbinding arbitration) or arbitration, (b) any Certificateholder or Certificate Owner delivers a Preliminary Dispute Resolution Election Notice and (c) the Enforcing Servicer also received responses from other Certificateholders, Certificate Owners supporting the Enforcing Servicer’s initial Proposed Course of Action, such additional responses from other Certificateholders, Certificate Owners will also be considered Preliminary Dispute Resolution Election Notices supporting such Proposed Course of Action for purposes of determining the course of action approved by the majority, by Certificate Principal Balance, of Certificateholders.
 If neither the Initial Requesting Holder, if any, nor any other Certificateholder or Certificate Owner delivers a Preliminary Dispute Resolution Election Notice prior to the Dispute Resolution Cut-off Date, no Certificateholder or Certificate Owner will have the right to refer the Repurchase Request to mediation or arbitration, and the Enforcing Servicer, as the Enforcing Party, will be the sole party obligated and entitled to determine a course of action, including but not limited to, enforcing the issuing entity’s rights against the mortgage loan seller, subject to any consent or consultation rights of the Directing Certificateholder.
 Promptly and in any event within 10 business days following receipt of a Preliminary Dispute Resolution Election Notice from (i) the Initial Requesting Holder, if any, or (ii) any other Certificateholder, Certificate Owner or the RR Interest Owner (each of clauses (i) or (ii), a “Requesting Holder”), the Enforcing Servicer will be required to consult with each Requesting Holder regarding such Requesting Holder’s intention to elect either mediation (including nonbinding arbitration) or arbitration as the dispute resolution method with respect to the Repurchase Request (the “Dispute Resolution Consultation”) so that such Requesting Holder may consider the views of the Enforcing Servicer as to the claims underlying the Repurchase Request and possible dispute resolution methods, such discussions to occur and be completed no later than 10 business days following the Dispute Resolution Cut-off Date.  The Enforcing Servicer will be entitled to establish procedures the Enforcing Servicer deems in good faith to be in accordance with the Servicing Standard relating to the timing and extent of such consultations. No later than 5 business days after completion of the Dispute Resolution Consultation, a Requesting Holder may provide a final notice to the Enforcing Servicer indicating its decision to exercise its right to refer the matter to either mediation or arbitration (“Final Dispute Resolution Election Notice”).
 If, following the Dispute Resolution Consultation, no Requesting Holder timely delivers a Final Dispute Resolution Election Notice to the Enforcing Servicer, then the Enforcing Servicer will continue to act as the Enforcing Party and remain obligated under the PSA to determine a course of action, including but not limited to, enforcing the rights of the issuing entity with respect to the Repurchase Request and no Certificateholder, Certificate Owner [or the RR Interest Owner] will have any further right to elect to refer the matter to mediation or arbitration.
 If a Requesting Holder timely delivers a Final Dispute Resolution Election Notice to the Enforcing Servicer, then such Requesting Holder will become the Enforcing Party and must promptly submit the matter to mediation (including nonbinding arbitration) or arbitration.  If there is more than one Requesting Holder that timely delivers a Final Dispute Resolution Election Notice, then such Requesting Holders will collectively become the Enforcing Party, and the holder or holders of a majority of the Voting Rights among such Requesting Holders will be entitled to make all decisions relating to such mediation or arbitration.  If, however, no Requesting Holder commences arbitration or mediation pursuant to the terms of the PSA within 30 days after delivery of its Final Dispute Resolution Election Notice to the Enforcing Servicer, then (i) the rights of a Requesting Holder to act as the Enforcing Party will terminate and no Certificateholder or Certificate Owner will have any further right to elect to refer the matter to mediation or arbitration; (ii) if the Proposed Course of Action Notice indicated that the Enforcing Servicer will take no further action with respect to the Repurchase Request, then the related Material Defect will be deemed waived for all purposes under the PSA and the MLPA; provided, however, that such Material Defect will not be deemed waived with respect to a Requesting Holder, any other Certificateholder or Certificate Owner or the Enforcing Servicer to the extent there is a material change in the facts and circumstances known to such party; and (iii) if the Proposed Course of Action Notice had indicated a course of action other than the course of action under clause (ii), then the Enforcing Servicer will again become the Enforcing Party and, as such, will be the sole party obligated and entitled to determine a course of action, including but not limited to, enforcing the issuing entity’s rights against the mortgage loan seller.
 Notwithstanding the foregoing, the dispute resolution provisions described under this heading “—Resolution of a Repurchase Request” will not apply, and the Enforcing Servicer will remain the Enforcing Party, if the Enforcing Servicer has commenced litigation with respect to the Repurchase Request, or determines in accordance with the Servicing Standard that it is in the best interest of Certificateholders [and the RR Interest Owner] to commence litigation with respect to the Repurchase Request to avoid the running of any applicable statute of limitations.
In the event a Requesting Holder becomes the Enforcing Party, the Enforcing Servicer, on behalf of the issuing entity, will remain a party to any proceedings against the related mortgage loan seller as further described below.  For the avoidance of doubt, none of the depositor, the mortgage loan seller with respect to the subject mortgage loan or any of their respective affiliates will be entitled to be an Initial Requesting Holder or a Requesting Holder to act as a Certificateholder for purposes of delivering any Preliminary Dispute Resolution Election Notice or Final Dispute Resolution Notice or otherwise to vote certificates owned by it or such affiliate(s) with respect to a course of action proposed or undertaken pursuant to the procedures described under this “—Dispute Resolution Provisions” heading.
Mediation and Arbitration Provisions
If the Enforcing Party elects mediation (including nonbinding arbitration) or arbitration, the mediation or arbitration will be administered by a nationally recognized arbitration or mediation organization selected by the mortgage loan seller. A single mediator or arbitrator will be selected by the mediation or arbitration organization from a list of neutrals maintained by it according to its mediation or arbitration rules then in effect.  The mediator or arbitrator must be impartial, an attorney admitted to practice in the State of New York and have at least [15] years of experience in commercial litigation and either commercial real estate finance or commercial mortgage-backed securitization matters or other complex commercial transactions.
The expenses of any mediation will be allocated among the parties to the mediation including, if applicable, between the Enforcing Party and Enforcing Servicer, as mutually agreed by the parties as part of the mediation.
In any arbitration, the arbitrator will be required to resolve the dispute in accordance with the MLPA and PSA, and may not modify or change those agreements in any way or award remedies not consistent with those agreements.  The arbitrator will not have the power to award punitive or consequential damages.  In its final determination, the arbitrator will determine and award the costs of the arbitration to the parties to the arbitration in its reasonable discretion. In the event a Requesting Holder is the Enforcing Party, the Requesting Holder will be required to pay any expenses allocated to the Enforcing Party in the arbitration proceedings or any expenses that the Enforcing Party agrees to bear in the mediation proceedings.
The final determination of the arbitrator will be final and non-appealable, except for actions to confirm or vacate the determination permitted under federal or state law, and may be entered and enforced in any court with jurisdiction over the parties and the matter.  By selecting arbitration, the Enforcing Party would be waiving its right to sue in court, including the right to a trial by jury.
In the event a Requesting Holder is the Enforcing Party, the agreement with the arbitrator or mediator, as the case may be, will be required under the PSA to contain an acknowledgment that the issuing entity, or the Enforcing Servicer on its behalf, will be a party to any arbitration or mediation proceedings solely for the purpose of being the beneficiary of any award in favor of the Enforcing Party; provided that the degree and extent to which the Enforcing Servicer actively prepares for and participates in such proceeding will be determined by such Enforcing Servicer in consultation with the Directing Certificateholder, provided that a Consultation Termination Event has not occurred and is continuing and any applicable Excluded Loan is not involved, and in accordance with the Servicing Standard.  All amounts recovered by the Enforcing Party will be required to be paid to the issuing entity, or the Enforcing Servicer on its behalf, and deposited in the Collection Account.  The agreement with the arbitrator or mediator, as the case may be, will provide that in the event a Requesting Holder is allocated any related costs and expenses pursuant to the terms of the arbitrator’s decision or the agreement reached in mediation, neither the issuing entity nor the Enforcing Servicer acting on its behalf will be responsible for any such costs and expenses allocated to the Requesting Holder.
The issuing entity (or the Enforcing Servicer or the trustee, acting on its behalf), the depositor or the mortgage loan seller will be permitted to redact any personally identifiable customer information included in any information provided for purposes of any mediation or arbitration.  Each party to the proceedings will be required to agree to keep confidential the details related to the Repurchase Request and the dispute resolution identified in connection with such proceedings; provided, however, the Certificateholders, Certificate Owners and the RR Interest Owner will be permitted to communicate prior to the commencement of any such proceedings to the extent described under “Description of the Certificates—Certificateholder Communication”.
For avoidance of doubt, in no event will the exercise of any right of a Requesting Holder to refer a Repurchase Request to mediation or arbitration or participation in such mediation or arbitration affect in any manner the ability of the master servicer or the special servicer to perform its obligations with respect to a Mortgage Loan or the exercise of any rights of a Directing Certificateholder.
Any out-of-pocket expenses required to be borne by or allocated to the Enforcing Servicer in a mediation or arbitration will be reimbursable as trust fund expenses.
Servicing of the Non-Serviced Mortgage Loans
[THE DISCLOSURE IN THIS SUBSECTION WILL BE MODIFIED FOR EACH NON-SERVICED MORTGAGE LOAN INCLUDED IN THE ISSUING ENTITY BASED ON THE TERMS OF THE RELATED NON-SERVICED PSA.]
The Non-Serviced Mortgage Loan and any related REO Properties are being serviced and administered under the Non-Serviced PSA. Accordingly, the Non-Serviced Master Servicer (or, if it fails to do so, the Non-Serviced Trustee) will (and, in certain urgent or emergency situations, the Non-Serviced Special Servicer may) generally make servicing advances, unless it is determined in accordance with the Non-Serviced PSA that such servicing advance would not be recoverable from related collections. However, no such party will make a P&I advance with respect to the Non-Serviced Mortgage Loan. The Non-Serviced Master Servicer will generally also remit collections on the Non-Serviced Mortgage Loan to or on behalf of the issuing entity for this securitization. However, the master servicer for this securitization will generally be obligated to compile reports that include information on the Non-Serviced Mortgage Loan, and, to the extent required by the Servicing Standard, to enforce the rights of the issuing entity as the holder of the Non-Serviced Mortgage Loan under the terms of the related Intercreditor Agreement and make P&I Advances with respect to the Non-Serviced Mortgage Loan, subject to any non-recoverability determination. The Non-Serviced PSA and the PSA both address similar servicing matters, including, but not limited to: collection of payments; establishment of accounts to hold such payments; investment of funds in those accounts; maintenance of insurance coverage on the mortgaged properties; enforcement of due-on-sale and du-on-encumbrance provisions; property inspections; collection of operating statements; loan assumptions; realization upon and sale of defaulted Mortgage Loans; acquisition, operation, maintenance and disposition of REO Properties; servicing compensation; modifications, waivers, amendments and consents with respect to the serviced Mortgage Loans; servicing reports; servicer liability and indemnification; servicer resignation; servicer termination events; and the ability of certain parties to terminate a particular servicer in connection with a servicer termination event or otherwise. In addition, the securitization transaction governing the servicing of each Non-Serviced Whole Loan is a rated commercial mortgage-backed securitization transaction [with the same rating agencies as this securitization transaction]. Nonetheless, the servicing arrangements under the Non-Serviced PSA differ in certain respects from the servicing arrangements under the PSA.  For example, the provisions of the Non-Serviced PSA and the PSA differ with respect to, among other things, time periods and timing matters, terminology, allocation of duties between multiple servicers and other service providers, the specifics of particular servicer termination events, notices to and communications with applicable rating agencies and rating confirmation requirements. Below are certain matters regarding the servicing of the Non-Serviced Mortgage Loan for your consideration:
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The master servicer, the special servicer, the certificate administrator and the trustee under the PSA will have no obligation or authority to (a) supervise the Non-Serviced Master Servicer, the Non-Serviced Special Servicer, or any of the trustee, certificate administrator or operating advisor under the Non-Serviced PSA or (b) make Servicing Advances with respect to the Non-Serviced Mortgage Loan.  The obligation of the master servicer for this securitization to provide information and collections and make P&I Advances to the certificate administrator for the benefit of the Certificateholders with respect to the Non-Serviced Mortgage Loan is dependent on its receipt of the corresponding information and/or collections from the Non-Serviced Master Servicer or the Non-Serviced Special Servicer.

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Any advances made by the Non-Serviced Master Servicer and the Non-Serviced Trustee in respect of a monthly payment on the Non-Serviced Companion Loan may only be reimbursed out of future payments and collections on the Non-Serviced Companion Loan or, as and to the extent permitted under the Non-Serviced PSA, on other loans included in the Non-Serviced Securitization Trust but not out of payments or other collections on the Mortgage Loans.

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Pursuant to the Non-Serviced PSA, the liquidation fee, the special servicing fee and the workout fee with respect to the Non-Serviced Mortgage Loan will be generally similar to the corresponding fee payable under the PSA.

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The master servicer for this securitization will be required to make P&I Advances with respect to the Non-Serviced Mortgage Loan, unless it has determined that such Advance would not be recoverable from collections on the Non-Serviced Mortgage Loan.

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Each Non-Serviced Master Servicer is obligated to make servicing advances with respect to the related Non-Serviced Whole Loan. If such Non-Serviced Master Servicer determines that a servicing advance it made with respect to the related Non-Serviced Whole Loan or the related Mortgaged Property is nonrecoverable, it will be entitled to be reimbursed first from collections on, and proceeds of, the related Non-Serviced Mortgage Loan and the related Non-Serviced Companion Loan, on a pro rata basis (based on each such loan’s outstanding principal balance), and then from general collections on the mortgage loans in the related Non-Serviced Securitization Trust.

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With respect to the Non-Serviced Mortgage Loan, prior to the occurrence and continuance of any control event under the Non-Serviced PSA, the Non-Serviced Directing Certificateholder will have the right to terminate the Non-Serviced Special Servicer, with or without cause, and appoint itself or an affiliate or another person as the successor Non-Serviced Special Servicer.

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In addition, with respect to the Non-Serviced Mortgage Loan, after the occurrence and during the continuance of any control termination event under the Non-Serviced PSA, at the written direction of holders of principal balance certificates under the Non-Serviced PSA evidencing not less than

25% of the voting rights of such certificates (taking into account the application of any appraisal reduction amounts to notionally reduce the certificate balances of those certificates), a request can be made to vote to terminate the Non-Serviced Special Servicer and appoint a successor Non-Serviced Special Servicer.

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In addition, with respect to the Non-Serviced Mortgage Loan, following the occurrence of a consultation termination event under the Non-Serviced PSA, if the operating advisor under the Non-Serviced PSA determines that the Non-Serviced Special Servicer is not performing its duties under the Non-Serviced PSA or is otherwise not acting in accordance with the related servicing standard, the operating advisor under the Non-Serviced PSA will have the right to recommend the replacement of the Non-Serviced Special Servicer.

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If the Non-Serviced Mortgage Loan becomes a defaulted mortgage loan, then (subject to, in each case if and when applicable, the consent/consultation rights of the Non-Serviced Directing Certificateholder, the consultation rights of the issuing entity) the Non-Serviced Special Servicer will be required to take one of the following actions in response: (i) foreclose upon or otherwise comparably convert ownership of the related Mortgaged Properties; (ii) negotiate a workout with the related borrower; or (iii) sell the Non-Serviced Whole Loan in its entirety.  The issuing entity, as the holder of the Non-Serviced Mortgage Loan, will have the right to consent to a sale of a defaulted Mortgage loan in the event that the Non-Serviced Special Servicer fails to provide certain notices and information regarding such sale in accordance with the terms of the related Intercreditor Agreement.  See “—Sale of Defaulted Loans and REO Properties” above and “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Whole Loan—Sale of Defaulted Loan”.

•	With respect to the Non-Serviced Mortgage Loan, the servicing provisions relating to performing inspections and collecting operating information are substantially similar to those of the PSA.

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The Non-Serviced Master Servicer and Non-Serviced Special Servicer (a) have substantially similar rights related to resignation and (b) are subject to servicer termination events substantially similar to those in the PSA.

Rating Agency Confirmations
The PSA will provide that, notwithstanding the terms of the related Mortgage Loan documents or other provisions of the PSA, if any action under such Mortgage Loan documents or the PSA requires a Rating Agency Confirmation from each of the Rating Agencies as a condition precedent to such action, if the party (the “Requesting Party”) required to obtain such Rating Agency Confirmations has made a request to any Rating Agency for such Rating Agency Confirmation and, within 10 business days of such request being posted to the 17g‑5 Information Provider’s website, such Rating Agency has not replied to such request or has responded in a manner that indicates that such Rating Agency is neither reviewing such request nor waiving the requirement for Rating Agency Confirmation, then such Requesting Party will be required to confirm (through direct communication and not by posting any confirmation on the 17g-5 Information Provider’s website) that the applicable Rating Agency has received the Rating Agency Confirmation request, and, if it has not, promptly request the related Rating Agency Confirmation again. The circumstances described in the preceding sentence are referred to in this prospectus as a “RAC No‑Response Scenario”.
If there is no response to either such Rating Agency Confirmation request within 5 business days of such second request in a RAC No‑Response Scenario or if such Rating Agency has responded in a manner that indicates such Rating Agency is neither reviewing such request nor waiving the requirement for Rating Agency Confirmation, then (x) with respect to any condition in any Mortgage Loan document requiring such Rating Agency Confirmation, or with respect to any other matter under the PSA relating to the servicing of the Mortgage Loans (other than as set forth in clause (y) below), the requirement to obtain a Rating Agency Confirmation will be deemed not to apply (as if such requirement did not exist) with respect to such Rating Agency, and the master servicer or the special servicer, as the case may be, may then take such action if the master servicer or the special servicer, as applicable, confirms its original determination (made prior to making such request) that taking the action with respect to which it requested the Rating Agency Confirmation would still be consistent with the Servicing Standard, and (y) with respect to a replacement of the master servicer or special servicer, such condition will be deemed not to apply (as if such requirement did not exist) if (i) [NAME OF RATING AGENCY] has not cited servicing concerns of the applicable replacement as the sole or material factor in such rating action or any qualification, downgrade or withdrawal of the ratings (or placement on “watch status” in contemplation of a ratings downgrade or withdrawal) of securities in a transaction serviced by the applicable master servicer or special servicer prior to the time of determination, if [NAME OF RATING AGENCY] is the non-responding Rating Agency, (ii) the applicable replacement master servicer or special servicer is rated at least “[INSERT MINIMUM RATING]” (in the case of the master servicer) or “[INSERT MINIMUM RATING]” (in the case of the special servicer), if [NAME OF RATING AGENCY] is the non-responding Rating Agency or (iii) [NAME OF RATING AGENCY] has not cited servicing concerns of the applicable replacement master servicer or special servicer as the sole or material factor in any qualification, downgrade or withdrawal of the ratings (or placement on “watch status” in contemplation of a ratings downgrade or withdrawal) of securities in any other commercial mortgage-backed securitization transaction serviced by the applicable master servicer or special servicer prior to the time of determination, if [NAME OF RATING AGENCY] is the non-responding Rating Agency. Promptly following the master servicer’s or special servicer’s determination to take any action discussed above following any requirement to obtain Rating Agency Confirmation being deemed not to apply (as if such requirement did not exist) as described in clause (x) above, the master servicer or special servicer will be required to provide electronic written notice to the 17g‑5 Information Provider, who will promptly post such notice to the 17g‑5 Information Provider’s website pursuant to the PSA, of the action taken.
For all other matters or actions not specifically discussed above, the applicable Requesting Party will be required to obtain a Rating Agency Confirmation from each of the Rating Agencies. In the event an action otherwise requires a Rating Agency Confirmation from each of the Rating Agencies, in absence of such Rating Agency Confirmation, we cannot assure you that any Rating Agency will not downgrade, qualify or withdraw its ratings as a result of any such action taken by the master servicer or the special servicer in accordance with the procedures discussed above.
As used above, “Rating Agency Confirmation” means, with respect to any matter, confirmation in writing (which may be in electronic form) by each applicable Rating Agency that a proposed action, failure to act or other event specified in this prospectus will not, in and of itself, result in the downgrade, withdrawal or qualification of the then‑current rating assigned to any class of certificates (if then rated by the Rating Agency); provided that a written waiver or acknowledgment from the Rating Agency indicating its decision not to review the matter for which the Rating Agency Confirmation is sought will be deemed to satisfy the requirement for the Rating Agency Confirmation from the Rating Agency with respect to such matter.  The “Rating Agencies” mean [_________].
Any Rating Agency Confirmation requests made by the master servicer, special servicer, certificate administrator, or trustee, as applicable, pursuant to the PSA, will be required to be made in writing, which writing must contain a cover page indicating the nature of the Rating Agency Confirmation request, and must contain all back‑up material necessary for the Rating Agency to process such request. Such written Rating Agency Confirmation requests must be provided in electronic format to the 17g‑5 Information Provider (who will be required to post such request on the 17g‑5 Information Provider’s website in accordance with the PSA).
The master servicer, the special servicer, the certificate administrator and the trustee will be permitted (but not obligated) to orally communicate with the Rating Agencies regarding any of the Mortgage Loan documents or any matter related to the Mortgage Loans, the related Mortgaged Properties, the related borrowers or any other matters relating to the PSA or any related Intercreditor Agreement; provided that such party summarizes the information provided to the Rating Agencies in such communication in writing and provides the 17g‑5 Information Provider with such written summary the same day such communication takes place; provided, further, that the summary of such oral communications will not identify with which Rating Agency the communication was. The 17g‑5 Information Provider will be required to post such written summary on the 17g‑5 Information Provider’s website in accordance with the provisions of the PSA. All other information required to be delivered to the Rating Agencies pursuant to the PSA or requested by the Rating Agencies, will first be provided in electronic format to the 17g‑5 Information Provider, who will be required to post such information to the 17g‑5 Information Provider’s website in accordance with the PSA, and thereafter be delivered by the applicable party to the Rating Agencies in accordance with the delivery instructions set forth in the PSA. The operating advisor will have no obligation or authority to communicate directly with the Rating Agencies, but may deliver required information to the Rating Agencies to the extent set forth in this prospectus.
The PSA will provide that the PSA may be amended to change the procedures regarding compliance with Rule 17g‑5 without any Certificateholder consent; provided that notice of any such amendment must be provided to the 17g‑5 Information Provider (who will post such notice to the 17g‑5 Information Provider’s website) and to the certificate administrator (which will post such report to the certificate administrator’s website).
To the extent required under the PSA, in the event a rating agency confirmation is required by the applicable rating agencies that any action under any Mortgage Loan documents or the PSA will not result in the downgrade, withdrawal or qualification of any such rating agency’s then-current ratings of any securities related to a Companion Loan, then such rating agency confirmation may be considered satisfied in the same manner as described above with respect to any Rating Agency Confirmation from a Rating Agency.
Evidence as to Compliance
Each of the master servicer, the special servicer (regardless of whether the special servicer has commenced special servicing of a Mortgage Loan), [the custodian, the trustee] and the certificate administrator will be required to furnish (and each such party will be required, with respect to each servicing function participant with which it has entered into a servicing relationship with respect to the Mortgage Loans, to cause (or, in the case of a sub-servicer that a mortgage loan seller requires the master servicer to retain, to use commercially reasonable efforts to cause) such servicing function participant to furnish) to the depositor, the certificate administrator, the trustee and the 17g-5 Information Provider, an officer’s certificate of the officer responsible for the servicing activities of such party stating, among other things, that (i) a review of that party’s activities during the preceding calendar year or portion of that year and of performance under the PSA or any sub-servicing agreement in the case of an additional master servicer or special servicer, as applicable, has been made under such officer’s supervision and (ii) to the best of such officer’s knowledge, based on the review, such party has fulfilled all of its obligations under the PSA or the sub-servicing agreement in the case of an additional master servicer or special servicer, as applicable, in all material respects throughout the preceding calendar year or portion of such year, or, if there has been a failure to fulfill any such obligation in any material respect, specifying each such failure known to such officer and the nature and status of the failure.
In addition, each of the master servicer, the special servicer (regardless of whether the special servicer has commenced special servicing of any Mortgage Loan), the trustee, the custodian, the certificate administrator and the operating advisor, each at its own expense, will be required to furnish (and each such party will be required, with respect to each servicing function participant with which it has entered into a servicing relationship with respect to the Mortgage Loans, to cause (or, in the case of a sub-servicer that a mortgage loan seller requires the master servicer to retain, to use commercially reasonable efforts to cause) such servicing function participant to furnish) to the trustee, the certificate administrator, the 17g-5 Information Provider and the depositor (and, with respect to the special servicer, also to the operating advisor) a report (an “Assessment of Compliance”) assessing compliance by that party with the servicing criteria set forth in Item 1122(d) of Regulation AB (as described below) under the Securities Act of 1933, as amended (the “Securities Act”) that contains the following:

•	a statement of the party’s responsibility for assessing compliance with the servicing criteria set forth in Item 1122 of Regulation AB applicable to it;

•	a statement that the party used the criteria in Item 1122(d) of Regulation AB to assess compliance with the applicable servicing criteria;

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the party’s assessment of compliance with the applicable servicing criteria during and as of the end of the fiscal year, covered by the Form 10-K required to be filed pursuant to the PSA setting forth any material instance of noncompliance identified by the party, a discussion of each such failure and the nature and status of such failure; and

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a statement that a registered public accounting firm has issued an attestation report (an “Attestation Report”) on the party’s assessment of compliance with the applicable servicing criteria during and as of the end of the prior fiscal year.

Each party that is required to deliver an Assessment of Compliance will also be required to simultaneously deliver an Attestation Report of a registered public accounting firm, prepared in accordance with the standards for attestation engagements issued or adopted by the public company accounting oversight board, that expresses an opinion, or states that an opinion cannot be expressed (and the reasons for this), concerning the party’s assessment of compliance with the applicable servicing criteria set forth in Item 1122(d) of Regulation AB.
With respect to any Non-Serviced Whole Loan, each of the Non-Serviced Master Servicer, the Non-Serviced Special Servicer, the [Non-Serviced Trustee] and the Non-Serviced Certificate Administrator will have obligations under the related Non-Serviced PSA similar to those described above.
“Regulation AB” means subpart 229.1100 – Asset Backed Securities (Regulation AB), 17 C.F.R. §§229.1100–229.1125, as such may be amended from time to time, and subject to such clarification and interpretation as have been provided by the SEC or by the staff of the SEC, or as may be provided by the SEC or its staff from time to time.
Limitation on Rights of Certificateholders [and RR Interest Owner] to Institute a Proceeding
Other than with respect to any rights to deliver an Owner Repurchase Request and exercise the rights described under “—Dispute Resolution Provisions”, no Certificateholder [or RR Interest Owner] will have any right under the PSA to institute any proceeding with respect to the PSA or with respect to the certificates [or the RR Interest], unless the holder previously has given to the trustee and the certificate administrator written notice of default and the continuance of the default and unless the holders of Voting Rights evidencing not less than 25% of the aggregate Percentage Interests constituting the class have made written request upon the trustee to institute a proceeding in its own name (as trustee) and have offered to the trustee indemnity reasonably satisfactory to it, and the trustee for 60 days after receipt of the request and indemnity has neglected or refused to institute the proceeding. However, the trustee will be under no obligation to exercise any of the trusts or powers vested in it by the PSA or the certificates[, the RR Interest] or to institute, conduct or defend any related litigation at the request, order or direction of any of the Certificateholders [or the RR Interest Owner], unless the Certificateholders [or the RR Interest Owner] have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities that may be incurred as a result.
Termination; Retirement of Certificates
The obligations created by the PSA will terminate upon payment (or provision for payment) to all Certificateholders of all amounts held by the certificate administrator on behalf of the trustee and required to be paid on the Distribution Date following the earlier of (1) the final payment (or related Advance) or other liquidation of the last Mortgage Loan, Trust Subordinate Companion Loan and REO Property (as applicable) subject to the PSA, (2) the voluntary exchange of all the then-outstanding certificates (other than the Class [ARD], [LOAN-SPECIFIC CLASS] and Class R certificates) for the Mortgage Loans remaining in the issuing entity (provided, however, that (a) the [APPLICABLE CLASSES] certificates are no longer outstanding, (b) there is only one holder (or multiple holders acting unanimously) of the then-outstanding certificates [and RR Interest] (other than the Class [ARD], [LOAN-SPECIFIC CLASS] and Class R certificates) and (c) the master servicer consents to the exchange) or (3) the purchase or other liquidation of all of the assets of the issuing entity (other than the Trust Subordinate Companion Loan) as described below by the holders of the Controlling Class, the special servicer, the master servicer or the holders of the Class R certificates, in that order of priority. Written notice of termination of the PSA will be given by the certificate administrator to each Certificateholder, the Loan Specific Directing Certificateholders and the 17g-5 Information Provider (who will promptly post such notice to the 17g-5 Information Provider’s website). The final distribution will be made only upon surrender and cancellation of the certificates at the office of the certificate registrar or other location specified in the notice of termination.
The holders of the Controlling Class, the special servicer, the master servicer and the holders of the Class R certificates (in that order) will have the right to purchase all of the assets of the issuing entity (other than the Trust Subordinate Companion Loan). This purchase of all the Mortgage Loans and other assets in the issuing entity (other than the Trust Subordinate Companion Loan) is required to be made at a price equal to (a) the sum of (1) the aggregate Purchase Price of all the Mortgage Loans (exclusive of REO Loans) then included in the issuing entity, (2) the appraised value of the issuing entity’s portion of all REO Properties then included in the issuing entity (which fair market value for any REO Property may be less than the Purchase Price for the corresponding REO Loan), as determined by an appraiser selected by the master servicer and approved by certain classes of certificates, (3) the reasonable out of pocket expenses of the master servicer related to such purchase, unless the master servicer is the purchaser and (4) if the Mortgaged Property secures the Non-Serviced Mortgage Loan and is an REO Property under the terms of the Non-Serviced PSA, the pro rata portion of the fair market value of the related property, as determined by the related master servicer in accordance with clauses (2) and (3) above, less (b) solely in the case where the master servicer is exercising such purchase right, the aggregate amount of unreimbursed Advances and unpaid Servicing Fees remaining outstanding and payable solely to the master servicer (which items will be deemed to have been paid or reimbursed to the master servicer in connection with such purchase). This purchase will effect early retirement of the then-outstanding certificates, but the rights of the holders of the Controlling Class, the special servicer, the master servicer or the holders of the Class R certificates to effect the termination is subject to the requirements that the then aggregate Stated Principal Balance of the pool of Mortgage Loans be less than [1.0%] of the of the Initial Pool Balance. The voluntary exchange of certificates (other than the Class [ARD], [LOAN-SPECIFIC CLASS] and Class R certificates), for the remaining Mortgage Loans is not subject to the above described percentage limits but is limited to each such class of outstanding certificates being held by one Certificateholder (or group of Certificateholders acting unanimously) who must voluntarily participate.
In the event that the Trust Subordinate Companion Loan and the [LOAN-SPECIFIC CLASS] certificates are still outstanding at the time that any optional termination described above is effectuated, the Trust Subordinate Companion Loan will be returned to the holder of the [LOAN-SPECIFIC CLASS] certificates in exchange for the [LOAN-SPECIFIC CLASS] certificates and the master servicer will have no further obligation to service the Trust Subordinate Companion Loan under the PSA.
On the applicable Distribution Date, the aggregate amount paid by the holders of the Controlling Class, the special servicer, the master servicer or the holders of the Class R certificates, as the case may be, for the Mortgage Loans and other applicable assets in the issuing entity (other than the Trust Subordinate Companion Loan), together with all other amounts on deposit in the Collection Account and not otherwise payable to a person other than the Certificateholders [and the RR Interest Owner], will be applied generally as described above under “Description of the Certificates—Distributions—Priority of Distributions”.
Amendment
 The PSA may be amended by the parties to the PSA, without the consent of any of the holders of certificates [, the RR Interest Owner] or holders of any Companion Loan or Trust Subordinate Companion Loan:

(a) to correct any defect or ambiguity in the PSA in order to address any manifest error in any provision of the PSA;
(b) to cause the provisions in the PSA to conform or be consistent with or in furtherance of the statements made in the prospectus (or in an offering document for any related non-offered certificates) with respect to the certificates [, the RR Interest], the issuing entity or the PSA or to correct or supplement any of its provisions which may be defective or inconsistent with any other provisions in the PSA or to correct any error;
(c) to change the timing and/or nature of deposits in the Collection Account, the Distribution Accounts or any REO Account, provided that (A) the Master Servicer Remittance Date will in no event be later than the business day prior to the related Distribution Date and (B) the change would not adversely affect in any material respect the interests of any Certificateholder [or the RR Interest], as evidenced in writing by an opinion of counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment;
(d) to modify, eliminate or add to any of its provisions to the extent as will be necessary to maintain the qualification of any Trust REMIC as a REMIC or the Grantor Trust as a grantor trust under the relevant provisions of the Code at all times that any certificate is outstanding, or to avoid or minimize the risk of imposition of any tax on the issuing entity, any Trust REMIC or the Grantor Trust that would be a claim against the issuing entity, a related Trust REMIC or the Grantor Trust; provided that the trustee and the certificate administrator have received an opinion of counsel (at the expense of the party requesting the amendment) to the effect that (1) the action is necessary or desirable to maintain such qualification or to avoid or minimize the risk of imposition of any such tax and (2) the action will not adversely affect in any material respect the interests of any holder of the certificates or holder of a Companion Loan;
(e) to modify, eliminate or add to any of its provisions to restrict (or to remove any existing restrictions with respect to) the transfer of the Residual Certificates; provided that the depositor has determined that the amendment will not, as evidenced by an opinion of counsel, give rise to any tax with respect to the transfer of the Residual Certificates to a non-permitted transferee;
(f) to revise or add any other provisions with respect to matters or questions arising under the PSA or any other change, provided that the required action will not adversely affect in any material respect the interests of any Certificateholder or any holder of a Serviced Pari Passu Companion Loan or Trust Subordinate Companion Loan not consenting to such revision or addition, as evidenced in writing by an opinion of counsel at the expense of the party requesting such amendment or as evidenced by a Rating Agency Confirmation from each of the Rating Agencies with respect to such amendment or supplement and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the certificates as described in this prospectus);
(g) to amend or supplement any provision of the PSA to the extent necessary to maintain the then-current ratings assigned to each class of Offered Certificates by each Rating Agency, as evidenced by a Rating Agency Confirmation from each of the Rating Agencies and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the certificates as described in this prospectus); provided that such amendment or supplement would not adversely affect in any material respect the interests of any Certificateholder [ or the RR Interest] not consenting to such amendment or supplement, as evidenced by an opinion of counsel;

(h) to modify the provisions of the PSA with respect to reimbursement of Nonrecoverable Advances and Workout-Delayed Reimbursement Amounts if (a) the depositor, the master servicer, the trustee and, for so long as a Control Termination Event has not occurred and is not continuing, the Directing Certificateholder, determine that the commercial mortgage-backed securities industry standard for such provisions has changed, in order to conform to such industry standard, (b) such modification does not adversely affect the status of any Trust REMIC as a REMIC or the status of the Grantor Trust as a grantor trust under the relevant provisions of the Code, as evidenced by an opinion of counsel and (c) a Rating Agency Confirmation and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Serviced Pari Passu Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the certificates as described in this prospectus); or
(i) to modify the procedures set forth in the PSA relating to compliance with Rule 17g-5, provided that the change would not adversely affect in any material respect the interests of any Certificateholder [or the RR Interest], as evidenced by (A) an opinion of counsel or (B) if any certificate is then rated, receipt of Rating Agency Confirmation from each Rating Agency rating such certificates; and provided, further, that the certificate administrator must give notice of any such amendment to the 17g-5 Information Provider for posting on the 17g-5 Information Provider’s website and the certificate administration must post such notice to its website;
(j) to modify, eliminate or add to any of its provisions to such extent as will be necessary to comply with the requirements for use of Form SF-3 in registered offerings to the extent provided in CFR 239.45(b)(1)(ii), (iii) or (iv); or
(k) to modify, eliminate or add to any of its provisions (i) to such extent as will be necessary to comply with the requirements of the Credit Risk Retention Rules, as evidenced by an opinion of counsel, or (ii) in the event the Credit Risk Retention Rules or any other regulations applicable to the risk retention requirements for this securitization transaction are amended or repealed, to the extent required to comply with any such amendment or to modify or eliminate the risk retention requirements in the event of such repeal, as evidenced by an opinion of counsel; provided that no such modification, elimination or addition may change in any manner the rights or obligations of the B Piece Buyer under the PSA or the related risk retention agreement without the consent of the B Piece Buyer.
The PSA may also be amended by the parties to the PSA with the consent of the holders of certificates of each class affected by such amendment evidencing, in each case, a majority of the aggregate Percentage Interests constituting the class for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the PSA or of modifying in any manner the rights of the holders of the certificates, except that the amendment may not directly (1) reduce in any manner the amount of, or delay the timing of, payments received on the Mortgage Loans or Trust Subordinate Companion Loan that are required to be distributed on a certificate of any class without the consent of the holder of such certificate or which are required to be distributed to a holder of a Companion Loan without the consent of such holder, (2) reduce the aforesaid percentage of certificates of any class the holders of which are required to consent to the amendment or remove the requirement to obtain consent of any holder of a Companion Loan or holder of the [LOAN SPECIFIC CLASS] certificates, without the consent of the holders of all certificates of that class then-outstanding or such holder of the related Companion Loan, (3) adversely affect the Voting Rights of any class of certificates, without the consent of the holders of all certificates of that class then-outstanding, (4) change in any manner any defined term used in any MLPA or the obligations or rights of any mortgage loan seller under any MLPA without the consent of the applicable mortgage loan seller, or (5) amend the Servicing Standard without, in each case, the consent of 100% of the holders of certificates or a Rating Agency Confirmation by each Rating Agency and confirmation of the applicable rating agencies that such action will not result in the downgrade, withdrawal or qualification of its then-current ratings of any securities related to a Companion Loan, if any (provided that such rating agency confirmation may be considered satisfied in the same manner as any Rating Agency Confirmation may be considered satisfied with respect to the certificates as described in this prospectus).
Notwithstanding the foregoing, no amendment to the PSA may be made that changes in any manner the obligations of any mortgage loan seller under any MLPA or the rights of any mortgage loan seller, including as a third party beneficiary, under the PSA, without the consent of such mortgage loan seller. In addition, no amendment to the PSA may be made that changes in any material respect the rights of the [LOAN SPECIFIC CLASS] certificates without the consent of the holders of such class. In addition, no amendment to the PSA may be made that changes any provisions specifically required to be included in the PSA by the Non-Serviced Intercreditor Agreement or the Non-Serviced Intercreditor Agreement without the consent of the holder of the related Non-Serviced Companion Loan. [Further, no amendment to the PSA may be made that materially and adversely affects the RR Interest Owner without the RR Interest Owner’s consent.]
Also, notwithstanding the foregoing, no party will be required to consent to any amendment to the PSA without the trustee, the certificate administrator, the master servicer, the special servicer, the asset representations reviewer and the operating advisor having first received an opinion of counsel (at the issuing entity’s expense) to the effect that the amendment does not conflict with the terms of the PSA, and that the amendment or the exercise of any power granted to the master servicer, the special servicer, the depositor, the certificate administrator, the trustee, the operating advisor, the asset representations reviewer or any other specified person in accordance with the amendment will not result in the imposition of a tax on any portion of the issuing entity or cause any Trust REMIC to fail to qualify as a REMIC or cause the Grantor Trust to fail to qualify as a grantor trust under the relevant provisions of the Code. Furthermore, no amendment to the PSA may be made that changes in any material respect to the rights of any class of loan-specific certificates without the consent of such class.
Resignation and Removal of the Trustee and the Certificate Administrator
Each of the trustee and the certificate administrator will at all times be, and will be required to resign if it fails to be, (i) a corporation, national bank, national banking association or a trust company, organized and doing business under the laws of any state or the United States of America, authorized under such laws to exercise corporate trust powers and to accept the trust conferred under the PSA, having a combined capital and surplus of at least $[100,000,000] and subject to supervision or examination by federal or state authority and, in the case of the trustee, will not be an affiliate of the master servicer or the special servicer (except during any period when the trustee is acting as, or has become successor to, the master servicer or the special servicer, as the case may be), (ii) an institution insured by the Federal Deposit Insurance Corporation, (iii) an institution whose long-term senior unsecured debt is rated at least [INSERT APPLICABLE RATINGS REQUIREMENTS], or such other rating with respect to which the Rating Agencies have provided a Rating Agency Confirmation, and (iv) an entity that is not on the depositor’s “prohibited party” list.
The trustee and the certificate administrator will be also permitted at any time to resign from their obligations and duties under the PSA by giving written notice (which notice will be posted to the certificate administrator’s website pursuant to the PSA) to the depositor, the master servicer, the special servicer, the trustee or the certificate administrator, as applicable, all Certificateholders, the operating advisor, the asset representations reviewer and the 17g-5 Information Provider (who will promptly post such notice to the 17g-5 Information Provider’s website). Upon receiving this notice of resignation, the depositor will be required to use its reasonable best efforts to promptly appoint a successor trustee or certificate administrator acceptable to the master servicer and, prior to the occurrence and continuance of a Control Termination Event, the Directing Certificateholder. If no successor trustee or certificate administrator has accepted an appointment within 30 days after the giving of notice of resignation, the resigning trustee or certificate administrator, as applicable, may petition any court of competent jurisdiction to appoint a successor trustee or certificate administrator, as applicable.
If at any time the trustee or certificate administrator ceases to be eligible to continue as trustee or certificate administrator, as applicable, under the PSA, and fails to resign after written request therefor by the depositor or the master servicer, or if at any time the trustee or certificate administrator becomes incapable of acting, or if certain events of, or proceedings in respect of, bankruptcy or insolvency occur with respect to the trustee or certificate administrator, or if the trustee or certificate administrator fails to timely publish any report to be delivered, published, or otherwise made available by the certificate administrator pursuant to the PSA, and such failure continues unremedied for a period of five (5) days, or if the certificate administrator fails to make distributions required pursuant to the PSA, the depositor will be authorized to remove the trustee or certificate administrator, as applicable, and appoint a successor trustee or certificate administrator acceptable to the master servicer.
In addition, holders of the certificates entitled to at least 75% of the Voting Rights may at any time, with or without cause, remove the trustee or certificate administrator under the PSA and appoint a successor trustee or certificate administrator. In the event that holders of the certificates entitled to at least 75% of the Voting Rights elect to remove the trustee or certificate administrator without cause and appoint a successor, the successor trustee or certificate administrator, as applicable, will be responsible for all expenses necessary to effect the transfer of responsibilities from its predecessor.
Any resignation or removal of the trustee or certificate administrator and appointment of a successor trustee or certificate administrator will not become effective until (i) acceptance of appointment by the successor trustee or certificate administrator, as applicable, and (ii) the certificate administrator files any required Form 8-K.  Further, the resigning trustee or certificate administrator, as the case may be, must pay all costs and expenses associated with the transfer of its duties.
The PSA will prohibit the appointment of the asset representations reviewer or one of its affiliates as successor to the trustee or certificate administrator.
Governing Law; Waiver of Jury Trial; and Consent to Jurisdiction
The PSA will be governed by the laws of the State of New York.  Each party to the PSA will waive its respective right to a jury trial for any claim or cause of action based upon or arising out of or related to the PSA or certificates.  Additionally each party to the PSA will consent to the jurisdiction of any New York State and Federal courts sitting in New York City with respect to matters arising out of or related to the PSA.
[DESCRIPTION OF THE DERIVATIVES INSTRUMENT]
[THE FOLLOWING IS AN EXAMPLE OF THE DISCLOSURE THAT MAY BE PROVIDED IN A PROSPECTUS FOR A DERIVATIVE INSTRUMENT THAT PROVIDES FOR FLOATING RATE INTEREST PAYMENTS IN EXCHANGE FOR FIXED RATE INTEREST PAYMENTS FOR A PARTICULAR CLASS OF CERTIFICATES.]
[General
On the Closing Date, the depositor will assign to the trustee, on behalf of the issuing entity, the Class [__] Regular Interest together with a swap contract (the “Swap Contract”) with [_____], a [__________] (the “Swap Counterparty”). The [FLOATING RATE CLASS] certificates will represent all of the beneficial interest in the [FLOATING RATE CLASS] Regular Interest, the Swap Contract and all amounts on deposit in the Floating Rate Account (as defined below). The Swap Contract will have an expiration date of the Distribution Date in [__________]. Promptly upon the determination of LIBOR by the Swap Counterparty, the Swap Counterparty will provide a report to the [certificate administrator] setting forth LIBOR for the Interest Accrual Period for the Class [__] certificates. The [certificate administrator] will be entitled to conclusively rely on such report (in the absence of manifest error).
[The [certificate administrator] will establish and maintain an account in the name of the [certificate administrator], in trust for holders of the [FLOATING RATE CLASS] certificates (the “Floating Rate Account”). Promptly upon receipt of any payment of interest on the Class [__] Regular Interest or a payment or other receipt in respect of the Swap Contract, the [certificate administrator] will deposit the same into the Floating Rate Account.  [INSERT DISCLOSURE REGARDING AN ADDITIONAL FLOATING RATE ACCOUNT FOR FIXED RATE CLASS CERTIFICATE FOR WHICH A FLOATING RATE CLASS MAY BE EXCHANGED.]
The [certificate administrator] may make withdrawals from the Floating Rate Account only for the following purposes:  (i) to distribute the [FLOATING RATE CLASS] Available Funds for any Distribution Date to the holders of the [FLOATING RATE CLASS] certificates; (ii) to withdraw any amount deposited into the Floating Rate Account that was not required to be deposited in it; (iii) to apply any funds required to be paid to the Swap Counterparty under the Swap Contract; (iv) to clear and terminate such account pursuant to the terms of the PSA; (v) in the event of the termination of the Swap Contract, to replace such Swap Contract, to apply any termination payments paid by the Swap Counterparty to offset the expense of entering into a substantially identical interest rate swap contract with another counterparty, if possible, and to distribute any remaining amounts to the holders of the [FLOATING RATE CLASS] certificates (net of any costs and expenses related to the Swap Contract), and if not possible, to distribute the entire termination payment (net of any costs and expenses related to the Swap Contract), to the holders of the related [FLOATING RATE CLASS] certificates and (vi) to pay to the [certificate administrator] any costs and expenses incurred in connection with the enforcement of the rights of the holder of the Swap Contract with respect to the Swap Contract; provided that the [certificate administrator] will only be permitted to incur and reimburse itself out of the Floating Rate Account with respect to any such costs and expenses which are in excess of any termination payment received from the Swap Counterparty and not otherwise applied to offset the expense of entering into a replacement Swap Contract if it has received the written consent of 100% of the holders of the [FLOATING RATE CLASS] certificates or each Rating Agency then rating the [FLOATING RATE CLASS] certificates has confirmed in writing that such action or event will not result in the reduction, qualification or withdrawal of its then current rating for such [FLOATING RATE CLASS] certificates. If after receipt or payment of the net swap payment due from or to the Swap Counterparty there are insufficient funds in the Floating Rate Account to make the full distribution of interest to the holders of the [FLOATING RATE CLASS] certificates, the resulting interest shortfall will be borne by the holders of such [FLOATING RATE CLASS] certificates. Neither the [certificate administrator] nor any other party will be required to advance any amount due to be paid by the Swap Counterparty for distribution to the [FLOATING RATE CLASS] certificates in the event that the Swap Counterparty fails to make a required payment.
The Swap Contract
The Swap Contract will provide that, subject to any adjustments for Excess Prepayment Interest Shortfalls or for other losses on the mortgage loans that reduce interest available for payments to the Swap Counterparty or, if the WAC Rate limits the interest available for payments to the Swap Counterparty, in each case as described below, on the business day prior to each Distribution Date, commencing in [_____], the [certificate administrator] will pay an amount (the “Fixed Interest Distribution”) to the Swap Counterparty equal to [__]% per annum multiplied by a notional amount equal to the outstanding principal balance of the Class [__] Regular Interest (the “Swap Notional Amount”) calculated on a 30/360 basis, and the Swap Counterparty will pay an amount equal to the Swap Notional Amount multiplied by the Pass-Through Rate of the [FLOATING RATE CLASS] certificates to the [certificate administrator] for the benefit of the holders of the [FLOATING RATE CLASS] certificates. The Pass-Through Rate for the [FLOATING RATE CLASS] certificates is [one-month LIBOR] (or, in the case of the initial Interest Accrual Period, an interpolated rate based on  [__]-week and one-month LIBOR]) plus [__]% based on the actual number of days elapsed in the related Interest Accrual Period and a 360-day year. Required payments under the Swap Contract with respect to each Distribution Date will be made by the Swap Counterparty or the [certificate administrator] on a net basis. The Swap Counterparty will also make payments to the issuing entity with respect to the Swap Contract on the Closing Date.
If the debt ratings of the Swap Counterparty’s credit support provider fall below the levels specified for each Rating Agency as set forth in the Swap Contract (a “Rating Agency Trigger Event”), the Swap Counterparty will be required to post collateral, find a replacement swap counterparty or credit support provider that would not cause a Rating Agency Trigger Event to occur or enter into another arrangement satisfactory to each Rating Agency. If the Swap Counterparty fails to take such action, the [certificate administrator], unless otherwise directed in writing by the holders of 100% of the [FLOATING RATE CLASS] certificates (and only to the extent that, and only for so long as, doing so does not lead the [certificate administrator] to incur expenses in excess of the amounts available to it for reimbursement) will be required to enforce the rights of the issuing entity under the related Swap Contract and use any termination payments received from the Swap Counterparty to enter into a replacement interest rate swap contract on substantially identical terms. The costs and expenses incurred by the [certificate administrator] in connection with enforcing the rights of the issuing entity under the Swap Contract will be reimbursable to the [certificate administrator] solely out of amounts in the Floating Rate Account that are otherwise payable to the [FLOATING RATE CLASS] certificates to the extent not reimbursed by the Swap Counterparty; provided that either without the consent of 100% of the holders of the [FLOATING RATE CLASS] certificates or the written confirmation of each Rating Agency then rating such [FLOATING RATE CLASS] certificates that such action or event will not result in the reduction, qualification or withdrawal of its then current rating of such [FLOATING RATE CLASS] certificates, the [certificate administrator] will not be permitted to incur such costs and expenses in excess of any termination payment received from the Swap Counterparty and not otherwise applied to offset the expense of entering into a replacement interest rate swap contract. If the costs attributable to entering into a replacement interest rate swap contract would exceed the net proceeds of the liquidation of a Swap Contract, the [certificate administrator] will not be required to enter into a replacement interest rate swap contract and any such proceeds will instead be distributed to the holders of the [FLOATING RATE CLASS] certificates. Following the termination of the Swap Contract (and during the period when the [certificate administrator] is pursuing remedies under such Swap Contract) or if a Swap Default or other default or event of termination under the Swap Contract occurs and is continuing, until such default is cured or such Swap Contract is replaced, the Interest Distribution Amount with respect to the [FLOATING RATE CLASS] certificates will be equal to the Interest Distribution Amount for the [FLOATING RATE CLASS] Regular Interest, and the [FLOATING RATE CLASS] certificates will accrue interest at the same rate, on the same basis and in the same manner as the [FLOATING RATE CLASS]] Regular Interest. Any conversion of the [FLOATING RATE CLASS] certificates to a fixed interest rate subject to the WAC Rate will become permanent following the determination by the [certificate administrator] not to enter into a replacement interest rate swap contract and the distribution of any termination payments to the holders of the [FLOATING RATE CLASS] certificates. A Swap Default or termination of a Swap Contract and the consequent conversion to a fixed interest rate will not constitute a default under the PSA. A conversion to a fixed interest rate subject to the WAC Rate might result in a temporary delay to the holders of the [FLOATING RATE CLASS] certificates in receiving payment of the related Interest Distribution Amount on the [FLOATING RATE CLASS] certificates if DTC is not given sufficient notice of the resulting change in the payment terms of the [FLOATING RATE CLASS] certificates.
“Swap Default” means any failure on the part of the Swap Counterparty to (i) make a required payment under the Swap Contract or (ii) post acceptable collateral, find an acceptable replacement swap counterparty or credit support provider or enter into another arrangement satisfactory to each Rating Agency after a Rating Agency Trigger Event as required by such Swap Contract.
The [certificate administrator] will have no obligation on behalf of the issuing entity to pay or cause to be paid to the Swap Counterparty any portion of the Fixed Interest Distribution in respect of the [FLOATING RATE CLASS] Regular Interest unless and until the related interest payment on such [FLOATING RATE CLASS] Regular Interest is actually received by the [certificate administrator]; provided, however, that the [certificate administrator] may receive funds from the Swap Counterparty representing the net amount payable to the [certificate administrator] pursuant to the Swap Contract and the [certificate administrator] may pay the net swap payment from amounts received on the [FLOATING RATE CLASS] certificates.
In addition, if the funds allocated to the payment of the Fixed Interest Distribution of the [FLOATING RATE CLASS] Regular Interest are insufficient to make any required payments to the Swap Counterparty and to make full distributions of the [FLOATING RATE CLASS] Interest Distribution Amount to the [FLOATING RATE CLASS] certificates, the [certificate administrator] will be required to use such funds to make required payments to the Swap Counterparty prior to making distributions on [FLOATING RATE CLASS] certificates, and holders of such certificates will experience a shortfall. Any Excess Prepayment

Interest Shortfall allocated to the [FLOATING RATE CLASS] Regular Interest, reduction in the interest available to be distributed to the [FLOATING RATE CLASS] Regular Interest for any other reason or the reduction of the WAC Rate below [__]% will result in a corresponding dollar-for-dollar reduction in the interest payment made by the Swap Counterparty to the related grantor trust and, therefore, a corresponding decrease in the amount of interest distributed on the [FLOATING RATE CLASS] certificates.
In addition to certain customary events of default and termination events contained in the Swap Contract, the Swap Counterparty will have the right to terminate such Swap Contract if the issuing entity does not make a required payment to the Swap Counterparty or if the PSA is amended or the holders of the [FLOATING RATE CLASS] certificates or [FLOATING RATE CLASS] Regular Interest waive compliance with any provisions of the PSA without the consent of the Swap Counterparty if such amendment or waiver would have an adverse effect on the Swap Counterparty.
Significance Percentage
The “significance percentage” with respect to the Swap Contract is [less than 10%] [at least 10% but less than 20%] [20% or more]. “Significance Percentage” means the percentage that the amount of the “significance estimate” (as described below) represents of the [initial aggregate Certificate Balance of the Class [__] certificates] [the Initial Pool Balance]. The “significance estimate” has been determined based on a reasonable good faith estimate of maximum probable exposure, made in substantially the same manner as that used in the internal risk management process of each sponsor in respect of similar interest rate swap agreements.
Termination Payments
The Swap Counterparty will be required to pay termination amounts, if any are payable pursuant to the Swap Contract, to the issuing entity if an event of default or an early termination date under the Swap Contract occurs under the Swap Contract and the Swap Counterparty is the sole defaulting party or the sole affected party as contemplated under the Swap Contract. No other termination amounts will be payable by either party under the Swap Contract.
The Swap Counterparty
[The Swap Counterparty is an affiliate of [_____], one of the underwriters,] and a wholly-owned, unregulated single purpose subsidiary of [_____]. The principal executive offices of the Swap Counterparty are located at [_____], telephone number [_____].
The Swap Counterparty conducts business in the over-the-counter derivatives market, writing a variety of derivative instruments, including interest rate swaps, currency swaps, credit default swaps and interest rate options with institutional clients. The obligations of the Swap Counterparty under its derivative instruments are guaranteed by [_____]. As of [_____] 20[__], [_____] has a long-term debt rating of “[__]” by [specify rating agency], “[__]”by [specify rating agency] and “[__]” by [specify rating agency] and a short-term debt rating of “[__]” by [specify rating agency], “[__]” by [specify rating agency] and “[__]” by [specify rating agency]. [Include the following if financial statements of [_____] are required by Item 1115 of Regulation AB.]  [The consolidated financial statements of [_____] included in, or as exhibits to, the following documents filed by [_____] with the SEC, are hereby incorporated by reference in this prospectus:
•	Annual Report on Form 10-K for the year ended [_____];

•	Quarterly Report on Form 10-Q for the period ended [_____];
In addition, all financial statements of [_____] included in, or as exhibits to, documents filed by [_____] pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the offering of the Offered Certificates and prior to the termination of the offering are deemed incorporated by reference into this prospectus.]]

CERTAIN LEGAL ASPECTS OF MORTGAGE LOANS
The following discussion contains general summaries of certain legal aspects of mortgage loans secured by commercial and multifamily residential properties. Because such legal aspects are governed by applicable local law (which laws may differ substantially), the summaries do not purport to be complete, to reflect the laws of any particular jurisdiction, or to encompass the laws of all jurisdictions in which the security for the mortgage loans is situated. [IF 10% OF MORTGAGE LOANS, BY OUTSTANDING BALANCE, ARE SECURED BY PROPERTIES IN A PARTICULAR JURISDICTION, RELEVANT LOCAL LAWS, TO THE EXTENT THEY VARY MATERIALLY FROM THIS DISCUSSION, WILL BE DISCUSSED IN THIS PROSPECTUS.]
General
Each mortgage loan will be evidenced by a promissory note and secured by an instrument granting a security interest in real property, which may be a mortgage, deed of trust or a deed to secure debt, depending upon the prevailing practice and law in the state in which the related Mortgaged Property is located. Mortgages, deeds of trust and deeds to secure debt are in this prospectus collectively referred to as “mortgages”.  A mortgage creates a lien upon, or grants a title interest in, the real property covered thereby, and represents the security for the repayment of the indebtedness customarily evidenced by a promissory note. The priority of the lien created or interest granted will depend on the terms of the mortgage and, in some cases, on the terms of separate subordination agreements or intercreditor agreements with others that hold interests in the real property, the knowledge of the parties to the mortgage and, generally, the order of recordation of the mortgage in the appropriate public recording office. However, the lien of a recorded mortgage will generally be subordinate to later‑arising liens for real estate taxes and assessments and other charges imposed under governmental police powers.
Types of Mortgage Instruments
There are two parties to a mortgage: a mortgagor (the borrower and usually the owner of the applicable property) and a mortgagee (the lender). In contrast, a deed of trust is a three‑party instrument, among a trustor (the equivalent of a borrower), a trustee to whom the real property is conveyed, and a beneficiary (the lender) for whose benefit the conveyance is made. Under a deed of trust, the trustor grants the property, irrevocably until the debt is paid, in trust and generally with a power of sale, to the trustee to secure repayment of the indebtedness evidenced by the related note. A deed to secure debt typically has two parties, pursuant to which the borrower, or grantor, conveys title to the real property to the grantee, or lender generally with a power of sale, until such time as the debt is repaid. In a case where the borrower is a land trust, there would be an additional party because legal title to the property is held by a land trustee under a land trust agreement for the benefit of the borrower. At origination of a mortgage loan involving a land trust, the borrower may execute a separate undertaking to make payments on the promissory note. The land trustee would not be personally liable for the promissory note obligation. The mortgagee’s authority under a mortgage, the trustee’s authority under a deed of trust and the grantee’s authority under a deed to secure debt are governed by the express provisions of the related instrument, the law of the state in which the real property is located, certain federal laws and, in some deed of trust transactions, the directions of the beneficiary.
Leases and Rents
Mortgages that encumber income‑producing property often contain an assignment of rents and leases, and/or may be accompanied by a separate assignment of rents and leases, pursuant to which the borrower assigns to the lender the borrower’s right, title and interest as landlord under each lease and the income derived from the lease, while (unless rents are to be paid directly to the lender) retaining a revocable license to collect the rents for so long as there is no default. If the borrower defaults, the license terminates and the lender is entitled to collect the rents. Local law may require that the lender take possession of the property and/or obtain a court‑appointed receiver before becoming entitled to collect the rents.

In most states, hospitality property and motel room rates are considered accounts receivable under the Uniform Commercial Code (“UCC”). In cases where hospitality properties or motels constitute loan security, the revenues are generally pledged by the borrower as additional security for the loan. In general, the lender must file financing statements in order to perfect its security interest in the room revenues and must file continuation statements, generally every five years, to maintain perfection of such security interest. In certain cases, mortgage loans secured by hospitality properties or motels may be included in the issuing entity even if the security interest in the room revenues was not perfected. Even if the lender’s security interest in room revenues is perfected under applicable nonbankruptcy law, it will generally be required to commence a foreclosure action or otherwise take possession of the property in order to enforce its rights to collect the room revenues following a default. In the bankruptcy setting, however, the lender will be stayed from enforcing its rights to collect room revenues, but those room revenues constitute “cash collateral” and therefore generally cannot be used by the bankruptcy debtor without a hearing or lender’s consent or unless the lender’s interest in the room revenues is given adequate protection (e.g., cash payment for otherwise encumbered funds or a replacement lien on unencumbered property, in either case in value equivalent to the amount of room revenues that the debtor proposes to use, or other similar relief). See “—Bankruptcy Laws” below.
Personalty
In the case of certain types of mortgaged properties, such as hospitality properties, motels, nursing homes and manufactured housing, personal property (to the extent owned by the borrower and not previously pledged) may constitute a signiﬁcant portion of the property’s value as security. The creation and enforcement of liens on personal property are governed by the UCC. Accordingly, if a borrower pledges personal property as security for a mortgage loan, the lender generally must ﬁle UCC ﬁnancing statements in order to perfect its security interest in that personal property, and must ﬁle continuation statements, generally every ﬁve years, to maintain that perfection. Certain mortgage loans secured in part by personal property may be included in the issuing entity even if the security interest in such personal property was not perfected.
Foreclosure
General
Foreclosure is a legal procedure that allows the lender to recover its mortgage debt by enforcing its rights and available legal remedies under the mortgage. If the borrower defaults in payment or performance of its obligations under the promissory note or mortgage, the lender has the right to institute foreclosure proceedings to sell the real property at public auction to satisfy the indebtedness.
Foreclosure Procedures Vary from State to State
Two primary methods of foreclosing a mortgage are judicial foreclosure, involving court proceedings, and nonjudicial foreclosure pursuant to a power of sale granted in the mortgage instrument. Other foreclosure procedures are available in some states, but they are either infrequently used or available only in limited circumstances.
A foreclosure action is subject to most of the delays and expenses of other lawsuits if defenses are raised or counterclaims are interposed, and sometimes requires several years to complete.
Judicial Foreclosure
A judicial foreclosure proceeding is conducted in a court having jurisdiction over the mortgaged property. Generally, the action is initiated by the service of legal pleadings upon all parties having a subordinate interest of record in the real property and all parties in possession of the property, under leases or otherwise, whose interests are subordinate to the mortgage. Delays in completion of the foreclosure may occasionally result from difficulties in locating defendants. When the lender’s right to foreclose is contested, the legal proceedings can be time‑consuming. Upon successful completion of a judicial foreclosure proceeding, the court generally issues a judgment of foreclosure and appoints a referee or other officer to conduct a public sale of the mortgaged property, the proceeds of which are used to satisfy the judgment. Such sales are made in accordance with procedures that vary from state to state.
Equitable and Other Limitations on Enforceability of Certain Provisions
United States courts have traditionally imposed general equitable principles to limit the remedies available to lenders in foreclosure actions. These principles are generally designed to relieve borrowers from the effects of mortgage defaults perceived as harsh or unfair. Relying on such principles, a court may alter the speciﬁc terms of a loan to the extent it considers necessary to prevent or remedy an injustice, undue oppression or overreaching, or may require the lender to undertake affirmative actions to determine the cause of the borrower’s default and the likelihood that the borrower will be able to reinstate the loan. In some cases, courts have substituted their judgment for the lender’s and have required that lenders reinstate loans or recast payment schedules in order to accommodate borrowers who are suffering from a temporary ﬁnancial disability. In other cases, courts have limited the right of the lender to foreclose in the case of a nonmonetary default, such as a failure to adequately maintain the mortgaged property or an impermissible further encumbrance of the mortgaged property. Finally, some courts have addressed the issue of whether federal or state constitutional provisions reﬂecting due process concerns for adequate notice require that a borrower receive notice in addition to statutorily‑prescribed minimum notice. For the most part, these cases have upheld the reasonableness of the notice provisions or have found that a public sale under a mortgage providing for a power of sale does not involve sufﬁcient state action to trigger constitutional protections.
In addition, some states may have statutory protection such as the right of the borrower to reinstate a mortgage loan after commencement of foreclosure proceedings but prior to a foreclosure sale.
Nonjudicial Foreclosure/Power of Sale
In states permitting nonjudicial foreclosure proceedings, foreclosure of a deed of trust is generally accomplished by a nonjudicial trustee’s sale pursuant to a power of sale typically granted in the deed of trust. A power of sale may also be contained in any other type of mortgage instrument if applicable law so permits. A power of sale under a deed of trust allows a nonjudicial public sale to be conducted generally following a request from the beneﬁciary/lender to the trustee to sell the property upon default by the borrower and after notice of sale is given in accordance with the terms of the mortgage and applicable state law. In some states, prior to such sale, the trustee under the deed of trust must record a notice of default and notice of sale and send a copy to the borrower and to any other party who has recorded a request for a copy of a notice of default and notice of sale. In addition, in some states the trustee must provide notice to any other party having an interest of record in the real property, including junior lienholders. A notice of sale must be posted in a public place and, in most states, published for a speciﬁed period of time in one or more newspapers. The borrower or junior lienholder may then have the right, during a reinstatement period required in some states, to cure the default by paying the entire actual amount in arrears (without regard to the acceleration of the indebtedness), plus the lender’s expenses incurred in enforcing the obligation. In other states, the borrower or the junior lienholder is not provided a period to reinstate the loan, but has only the right to pay off the entire debt to prevent the foreclosure sale. Generally, state law governs the procedure for public sale, the parties entitled to notice, the method of giving notice and the applicable time periods.
Public Sale
A third party may be unwilling to purchase a mortgaged property at a public sale because of the difficulty in determining the exact status of title to the property (due to, among other things, redemption rights that may exist) and because of the possibility that physical deterioration of the mortgaged property may have occurred during the foreclosure proceedings. Potential buyers may also be reluctant to purchase mortgaged property at a foreclosure sale as a result of the 1980 decision of the United States Court of Appeals for the Fifth Circuit in Durrett v. Washington National Insurance Co., 621 F.2d 2001 (5th

Cir. 1980) and other decisions that have followed its reasoning. The court in Durrett held that even a non‑collusive, regularly conducted foreclosure sale was a fraudulent transfer under the Bankruptcy Code and, thus, could be rescinded in favor of the bankrupt’s estate, if (1) the foreclosure sale was held while the debtor was insolvent and not more than one year prior to the filing of the bankruptcy petition and (2) the price paid for the foreclosed property did not represent “fair consideration”, which is “reasonably equivalent value” under the Bankruptcy Code. Although the reasoning and result of Durrett in respect of the Bankruptcy Code was rejected by the United States Supreme Court in BFP v. Resolution Trust Corp., 511 U.S. 531 (1994), the case could nonetheless be persuasive to a court applying a state fraudulent conveyance law which has provisions similar to those construed in Durrett. Therefore, it is common for the lender to purchase the mortgaged property for an amount equal to the secured indebtedness and accrued and unpaid interest plus the expenses of foreclosure, in which event the borrower’s debt will be extinguished, or for a lesser amount in order to preserve its right to seek a deﬁciency judgment if such is available under state law and under the terms of the mortgage loan documents. Thereafter, subject to the borrower’s right in some states to remain in possession during a redemption period, the lender will become the owner of the property and have both the beneﬁts and burdens of ownership, including the obligation to pay debt service on any senior mortgages, to pay taxes, to obtain casualty insurance and to make such repairs as are necessary to render the property suitable for sale. Frequently, the lender employs a third-party management company to manage and operate the property. The costs of operating and maintaining a property may be signiﬁcant and may be greater than the income derived from that property. The costs of management and operation of those mortgaged properties which are hotels, motels, restaurants, nursing or convalescent homes, hospitals or casinos may be particularly significant because of the expertise, knowledge and, with respect to certain property types, regulatory compliance, required to run those operations and the effect which foreclosure and a change in ownership may have on the public’s and the industry’s, including franchisors’, perception of the quality of those operations. The lender also will commonly obtain the services of a real estate broker and pay the broker’s commission in connection with the sale or lease of the property. Depending upon market conditions, the ultimate proceeds of the sale of a property may not equal the lender’s investment in the property. Moreover, a lender commonly incurs substantial legal fees and court costs in acquiring a mortgaged property through contested foreclosure and/or bankruptcy proceedings. Because of the expenses associated with acquiring, owning and selling a mortgaged property, a lender could realize an overall loss on a mortgage loan even if the mortgaged property is sold at foreclosure, or resold after it is acquired through foreclosure, for an amount equal to the full outstanding principal amount of the loan plus accrued interest.
Furthermore, an increasing number of states require that any environmental contamination at certain types of properties be cleaned up before a property may be resold. In addition, a lender may be responsible under federal or state law for the cost of cleaning up a mortgaged property that is environmentally contaminated. See “—Environmental Considerations” below.
The holder of a junior mortgage that forecloses on a mortgaged property does so subject to senior mortgages and any other prior liens, and may be obliged to keep senior mortgage loans current in order to avoid foreclosure of its interest in the property. In addition, if the foreclosure of a junior mortgage triggers the enforcement of a “due‑on‑sale” clause contained in a senior mortgage, the junior mortgagee could be required to pay the full amount of the senior mortgage indebtedness or face foreclosure.
Rights of Redemption
The purposes of a foreclosure action are to enable the lender to realize upon its security and to bar the borrower, and all persons who have interests in the property that are subordinate to that of the foreclosing lender, from exercise of their “equity of redemption”.  The doctrine of equity of redemption provides that, until the property encumbered by a mortgage has been sold in accordance with a properly conducted foreclosure and foreclosure sale, those having interests that are subordinate to that of the foreclosing lender have an equity of redemption and may redeem the property by paying the entire debt with interest. Those having an equity of redemption must generally be made parties and joined in the foreclosure proceeding in order for their equity of redemption to be terminated.

The equity of redemption is a common‑law (nonstatutory) right which should be distinguished from post‑sale statutory rights of redemption. In some states, after sale pursuant to a deed of trust or foreclosure of a mortgage, the borrower and foreclosed junior lienors are given a statutory period in which to redeem the property. In some states, statutory redemption may occur only upon payment of the foreclosure sale price. In other states, redemption may be permitted if the former borrower pays only a portion of the sums due. The effect of a statutory right of redemption is to diminish the ability of the lender to sell the foreclosed property because the exercise of a right of redemption would defeat the title of any purchaser through a foreclosure. Consequently, the practical effect of the redemption right is to force the lender to maintain the property and pay the expenses of ownership until the redemption period has expired. In some states, a post‑sale statutory right of redemption may exist following a judicial foreclosure, but not following a trustee’s sale under a deed of trust.
Anti‑Deficiency Legislation
Some or all of the mortgage loans are nonrecourse loans, as to which recourse in the case of default will be limited to the mortgaged property and such other assets, if any, that were pledged to secure the mortgage loan. However, even if a mortgage loan by its terms provides for recourse to the borrower’s other assets, a lender’s ability to realize upon those assets may be limited by state law. For example, in some states a lender cannot obtain a deﬁciency judgment against the borrower following foreclosure or sale under a deed of trust.
A deﬁciency judgment is a personal judgment against the former borrower equal to the difference between the net amount realized upon the public sale of the real property and the amount due to the lender. Other statutes may require the lender to exhaust the security afforded under a mortgage before bringing a personal action against the borrower. In certain other states, the lender has the option of bringing a personal action against the borrower on the debt without ﬁrst exhausting that security; however, in some of those states, the lender, following judgment on that personal action, may be deemed to have elected a remedy and thus may be precluded from foreclosing upon the security. Consequently, lenders in those states where such an election of remedy provision exists will usually proceed ﬁrst against the security. Finally, other statutory provisions, designed to protect borrowers from exposure to large deﬁciency judgments that might result from bidding at below‑market values at the foreclosure sale, limit any deﬁciency judgment to the excess of the outstanding debt over the fair market value of the property at the time of the sale.
Leasehold Considerations
Mortgage loans may be secured by a mortgage on the borrower’s leasehold interest in a ground lease. Leasehold mortgage loans are subject to certain risks not associated with mortgage loans secured by a lien on the fee estate of the borrower. The most signiﬁcant of these risks is that if the borrower’s leasehold were to be terminated upon a lease default, the leasehold mortgagee would lose its security. This risk may be lessened if the ground lease requires the lessor to give the leasehold mortgagee notices of lessee defaults and an opportunity to cure them, permits the leasehold estate to be assigned to and by the leasehold mortgagee or the purchaser at a foreclosure sale, and contains certain other protective provisions typically included in a “mortgageable” ground lease. Certain mortgage loans, however, may be secured by ground leases which do not contain these provisions.
In addition, where a lender has as its security both the fee and leasehold interest in the same property, the grant of a mortgage lien on its fee interest by the land owner/ground lessor to secure the debt of a borrower/ground lessee may be subject to challenge as a fraudulent conveyance. Among other things, a legal challenge to the granting of the liens may focus on the beneﬁts realized by the land owner/ground lessor from the loan. If a court concluded that the granting of the mortgage lien was an avoidable fraudulent conveyance, it might take actions detrimental to the holders of the offered certiﬁcates, including, under certain circumstances, invalidating the mortgage lien on the fee interest of the land owner/ground lessor.

Cooperative Shares
Mortgage loans may be secured by a security interest on the borrower’s ownership interest in shares, and the related proprietary leases, allocable to cooperative dwelling units that may be vacant or occupied by non-owner tenants. Such loans are subject to certain risks not associated with mortgage loans secured by a lien on the fee estate of a borrower in real property. Such a loan typically is subordinate to the mortgage, if any, on the cooperative’s building which, if foreclosed, could extinguish the equity in the building and the proprietary leases of the dwelling units derived from ownership of the shares of the cooperative. Further, transfer of shares in a cooperative are subject to various regulations as well as to restrictions under the governing documents of the cooperative, and the shares may be cancelled in the event that associated maintenance charges due under the related proprietary leases are not paid. Typically, a recognition agreement between the lender and the cooperative provides, among other things, the lender with an opportunity to cure a default under a proprietary lease.
Under the laws applicable in many states, “foreclosure” on cooperative shares is accomplished by a sale in accordance with the provisions of Article 9 of the UCC and the security agreement relating to the shares. Article 9 of the UCC requires that a sale be conducted in a “commercially reasonable” manner, which may be dependent upon, among other things, the notice given the debtor and the method, manner, time, place and terms of the sale. Article 9 of the UCC provides that the proceeds of the sale will be applied ﬁrst to pay the costs and expenses of the sale and then to satisfy the indebtedness secured by the lender’s security interest. A recognition agreement, however, generally provides that the lender’s right to reimbursement is subject to the right of the cooperative to receive sums due under the proprietary leases.
Bankruptcy Laws
Operation of the federal bankruptcy code in Title 11 of the United States Code, as amended from time to time (“Bankruptcy Code”) and related state laws may interfere with or affect the ability of a lender to obtain payment of a loan, realize upon collateral and/or to enforce a deﬁciency judgment. For example, under the Bankruptcy Code, virtually all actions (including foreclosure actions and deﬁciency judgment proceedings) are automatically stayed upon the ﬁling of the bankruptcy petition, and, usually, no interest or principal payments are made during the course of the bankruptcy case. The delay and the consequences of a delay caused by an automatic stay can be signiﬁcant. For example, the filing of a petition in bankruptcy by or on behalf of a junior mortgage lien holder may stay the senior lender from taking action to foreclose out such junior lien. At a minimum, the senior lender would suffer delay due to its need to seek bankruptcy court approval before taking any foreclosure or other action that could be deemed in violation of the automatic stay under the Bankruptcy Code.
Under the Bankruptcy Code, a bankruptcy trustee, or a borrower as debtor-in-possession, may under certain circumstances sell the related mortgaged property or other collateral free and clear of all liens, claims, encumbrances and interests, which liens would then attach to the proceeds of such sale, despite the provisions of the related mortgage or other security agreement to the contrary. Such a sale may be approved by a bankruptcy court even if the proceeds are insufficient to pay the secured debt in full.
Under the Bankruptcy Code, provided certain substantive and procedural safeguards for a lender are met, the amount and terms of a mortgage or other security agreement secured by property of a debtor may be modified under certain circumstances. Pursuant to a confirmed plan of reorganization, lien avoidance or claim objection proceeding, the secured claim arising from a loan secured by real property or other collateral may be reduced to the then-current value of the property (with a corresponding partial reduction of the amount of lender’s security interest), thus leaving the lender a secured creditor to the extent of the then current value of the property and a general unsecured creditor for the difference between such value and the outstanding balance of the loan. Such general unsecured claims may be paid less than 100% of the amount of the debt or not at all, depending upon the circumstances. Other modifications may include the reduction in the amount of each scheduled payment, which reduction may result from a reduction in the rate of interest and/or the alteration of the repayment schedule (with or without affecting the unpaid principal balance of the loan), and/or an extension (or reduction) of the final maturity date. Some courts have approved bankruptcy plans, based on the particular facts of the reorganization case, that effected the curing of a mortgage loan default by paying arrearages over a number of years. Also, under the Bankruptcy Code, a bankruptcy court may permit a debtor through its plan of reorganization to reinstate the loan even though the lender accelerated the mortgage loan and final judgment of foreclosure had been entered in state court (provided no sale of the property had yet occurred) prior to the filing of the debtor’s petition. This may be done even if the plan of reorganization does not provide for payment of the full amount due under the original loan. Thus, the full amount due under the original loan may never be repaid. Other types of significant modifications to the terms of mortgage loan may be acceptable to the bankruptcy court, such as making distributions to the mortgage holder of property other than cash, or the substitution of collateral which is the “indubitable equivalent” of the real property subject to the mortgage, or the subordination of the mortgage to liens securing new debt (provided that the lender’s secured claim is “adequately protected” as such term is defined and interpreted under the Bankruptcy Code), often depending on the particular facts and circumstances of the specific case.
Federal bankruptcy law may also interfere with or otherwise adversely affect the ability of a secured mortgage lender to enforce an assignment by a borrower of rents and leases (which “rents” may include revenues from hotels and other lodging facilities specified in the Bankruptcy Code) related to a mortgaged property if the related borrower is in a bankruptcy proceeding. Under the Bankruptcy Code, a lender may be stayed from enforcing the assignment, and the legal proceedings necessary to resolve the issue can be time consuming and may result in significant delays in the receipt of the rents. Rents (including applicable hotel and other lodging revenues) and leases may also escape such an assignment, among other things, (i) if the assignment is not fully perfected under state law prior to commencement of the bankruptcy proceeding, (ii) to the extent such rents and leases are used by the borrower to maintain the mortgaged property, or for other court authorized expenses, (iii) to the extent other collateral may be substituted for the rents and leases, (iv) to the extent the bankruptcy court determines that the lender is adequately protected, or (v) to the extent the court determines based on the equities of the case that the post-petition rents are not subject to the lender’s pre-petition securities interest.
Under the Bankruptcy Code, a security interest in real property acquired before the commencement of the bankruptcy case does not extend to income received after the commencement of the bankruptcy case unless such income is a proceed, product or rent of such property. Therefore, to the extent a business conducted on the mortgaged property creates accounts receivable rather than rents or results from payments under a license rather than payments under a lease, a valid and perfected pre-bankruptcy lien on such accounts receivable or license income generally would not continue as to post-bankruptcy accounts receivable or license income.
The Bankruptcy Code provides that a lender’s perfected pre-petition security interest in leases, rents and hotel revenues continues in the post-petition leases, rents and hotel revenues, unless a bankruptcy court orders to the contrary “based on the equities of the case”.  The equities of a particular case may permit the discontinuance of security interests in pre-petition leases and rents. Thus, unless a court orders otherwise, lease, rent and hotel revenues from a mortgaged property generated after the date the bankruptcy petition is ﬁled will constitute “cash collateral” under the Bankruptcy Code. Debtors may only use cash collateral upon obtaining the lender’s consent or a prior court order ﬁnding that the lender’s interest in the mortgaged hotel, motel or other lodging property and the cash collateral is “adequately protected” as the term is defined and interpreted under the Bankruptcy Code. In addition to post-petition rents, any cash held by a lender in a lockbox or reserve account generally would also constitute “cash collateral” under the Bankruptcy Code. So long as the lender is adequately protected, a debtor’s use of cash collateral may be for its own benefit or for the benefit of any affiliated entity group that is also subject to bankruptcy proceedings, including use as collateral for new debt. It should be noted, however, that the court may ﬁnd that the lender has no security interest in either pre-petition or post-petition revenues if the court ﬁnds that the loan documents do not contain language covering accounts, room rents, or other forms of personality necessary for a security interest to attach to such revenues.
The Bankruptcy Code provides generally that rights and obligations under an unexpired lease of the debtor/lessee may not be terminated or modiﬁed at any time after the commencement of a case under the Bankruptcy Code solely because of a provision in the lease to that effect or because of certain other similar events. This prohibition on so‑called “ipso facto” clauses could limit the ability of a lender to exercise certain contractual remedies with respect to the leases on any mortgaged property. In addition, section 362 of the Bankruptcy Code operates as an automatic stay of, among other things, any act to obtain possession of property from a debtor’s estate, which may delay a lender’s exercise of those remedies, including foreclosure, in the event that a lessee becomes the subject of a proceeding under the Bankruptcy Code. Thus, the ﬁling of a petition in bankruptcy by or on behalf of a lessee of a mortgaged property would result in a stay against the commencement or continuation of any state court proceeding for past due rent, for accelerated rent, for damages or for a summary eviction order with respect to a default under the related lease that occurred prior to the ﬁling of the lessee’s petition. While relief from the automatic stay to enforce remedies may be requested, it can be denied for a number of reasons, including where the collateral is “necessary to an effective reorganization” for the debtor, and if a debtor’s case has been administratively consolidated with those of its affiliates, the court may also consider whether the property is “necessary to an effective reorganization” of the debtor and its affiliates, taken as a whole.
The Bankruptcy Code generally provides that a trustee in bankruptcy or debtor-in-possession may, with respect to an unexpired lease of non-residential real property, before the earlier of (i) 120 days after the filing of a bankruptcy case or (ii) the entry of an order confirming a plan, subject to approval of the court, (a) assume the lease and retain it or assign it to a third party or (b) reject the lease. If the trustee or debtor-in-possession fails to assume or reject the lease within the time specified in the preceding sentence, subject to any extensions by the bankruptcy court, the lease will be deemed rejected and the property will be surrendered to the lessor. The bankruptcy court may for cause shown extend the 120-day period up to 90 days for a total of 210 days. If the lease is assumed, the trustee in bankruptcy on behalf of the lessee, or the lessee as debtor-in-possession, or the assignee, if applicable, must cure any defaults under the lease, compensate the lessor for its losses and provide the lessor with “adequate assurance” of future performance. These remedies may be insufficient, however, as the lessor may be forced to continue under the lease with a lessee that is a poor credit risk or an unfamiliar tenant (if the lease was assigned), and any assurances provided to the lessor may, in fact, be inadequate. If the lease is rejected, the rejection generally constitutes a breach of the executory contract or unexpired lease as of the date immediately preceding the filing date of the bankruptcy petition. As a consequence, the other party or parties to the lease, such as the borrower, as lessor under a lease, generally would have only an unsecured claim against the debtor, as lessee, for damages resulting from the breach, which could adversely affect the security for the related mortgage loan. In addition, under the Bankruptcy Code, a lease rejection damages claim is limited to the “(a) rent reserved by the lease, without acceleration, for the greater of one year, or 15 percent, not to exceed three years, of the remaining term of such lease, following the earlier of the date of the bankruptcy petition and the date on which the lessor regained possession of the real property, (b) plus any unpaid rent due under such lease, without acceleration, on the earlier of such dates.”
If a trustee in bankruptcy on behalf of a lessor, or a lessor as debtor-in-possession, rejects an unexpired lease of real property, the lessee may treat the lease as terminated by the rejection or, in the alternative, the lessee may remain in possession of the leasehold for the balance of the term and for any renewal or extension of the term that is enforceable by the lessee under applicable non-bankruptcy law. The Bankruptcy Code provides that if a lessee elects to remain in possession after a rejection of a lease, the lessee may offset against rents reserved under the lease for the balance of the term after the date of rejection of the lease, and the related renewal or extension of the lease, any damages occurring after that date caused by the nonperformance of any obligation of the lessor under the lease after that date.
Similarly, bankruptcy risk is associated with an insolvency proceeding under the Bankruptcy Code of either a borrower ground lessee or a ground lessor. In general, upon the bankruptcy of a lessor or a lessee under a lease of nonresidential real property, including a ground lease, that has not been terminated prior to the bankruptcy filing date, the debtor entity has the statutory right to assume or reject the lease. Given that the Bankruptcy Code generally invalidates clauses that terminate contracts automatically upon the filing by one of the parties of a bankruptcy petition or that are conditioned on a party’s insolvency, following the filing of a bankruptcy petition, a debtor would ordinarily be required to perform its obligations under such lease until the debtor decides whether to assume or reject the lease. The bankruptcy court may extend the time to perform for up to 60 days for cause shown. The Bankruptcy Code provides certain additional protections with respect to non-residential real property leases, such as establishing a specific timeframe in which a debtor must determine whether to assume or reject the lease. Even if the agreements were terminated prior to bankruptcy, a bankruptcy court may determine that the agreement was improperly terminated and therefore remains part of the debtor’s bankruptcy estate. The debtor also can seek bankruptcy court approval to assume and assign the lease to a third party, and to modify the lease in connection with such assignment. In order to assume the lease, the debtor or assignee generally will have to cure outstanding defaults and provide “adequate assurance of future performance” in addition to satisfying other requirements imposed under the Bankruptcy Code. Under the Bankruptcy Code, subject to certain exceptions, once a lease is rejected by a debtor lessee, it is deemed breached, and the non-debtor lessor will have a claim for lease rejection damages, as described above.
If the ground lessor files for bankruptcy, it may determine until the confirmation of its plan of reorganization whether to reject the ground lease. On request of any party to the lease, the bankruptcy court may order the debtor to determine within a specific period of time whether to assume or reject the lease or to comply with the terms of the lease pending its decision to assume or reject. In the event of rejection, the non-debtor lessee will have the right to treat the lease as terminated by virtue of its terms, applicable nonbankruptcy law, or any agreement made by the lessee. The non-debtor lessee may also, if the lease term has begun, retain its rights under the lease, including its rights to remain in possession of the leased premises under the rent reserved in the lease for the balance of the term of the lease (including renewals). The term “lessee” includes any “successor, assign or mortgagee permitted under the terms of such lease”. If, pre-petition, the ground lessor had specifically granted the leasehold mortgagee such right, the leasehold mortgagee may have the right to succeed to the lessee/borrower’s position under the lease.
In the event of concurrent bankruptcy proceedings involving the ground lessor and the lessee/borrower, actions by creditors against the borrower/lessee debtor would be subject to the automatic stay, and a lender may be unable to enforce both the bankrupt lessee’s/borrower’s pre-petition agreement to refuse to treat a ground lease rejected by a bankrupt lessor as terminated and any agreement by the ground lessor to grant the lender a new lease upon such termination. In such circumstances, a lease could be terminated notwithstanding lender protection provisions contained in that lease or in the mortgage. A lender could lose its security unless the lender holds a fee mortgage or the bankruptcy court, as a court of equity, allows the mortgagee to assume the ground lessee’s obligations under the ground lease and succeed to the ground lessee’s position. Although consistent with the Bankruptcy Code, such position may not be adopted by the bankruptcy court.
Further, in an appellate decision by the United States Court of Appeals for the Seventh Circuit (Precision Indus. v. Qualitech Steel SBQ, LLC, 327 F.3d 537 (7th Cir, 2003)), the court ruled with respect to an unrecorded lease of real property that where a statutory sale of leased property occurs under the Bankruptcy Code upon the bankruptcy of a landlord, that sale terminates a lessee’s possessory interest in the property, and the purchaser assumes title free and clear of any interest, including any leasehold estates. Pursuant to the Bankruptcy Code, a lessee may request the bankruptcy court to prohibit or condition the statutory sale of the property so as to provide adequate protection of the leasehold interest; however, the court ruled that, at least where a memorandum of lease had not been recorded, this provision does not ensure continued possession of the property, but rather entitles the lessee to compensation for the value of its leasehold interest, typically from the sale proceeds. As a result, we cannot assure you that, in the event of a statutory sale of leased property pursuant to the Bankruptcy Code, the lessee would be able to maintain possession of the property under the ground lease. In addition, we cannot assure you that a leasehold mortgagor and/or a leasehold mortgagee (to the extent it has standing to intervene) would be able to recover the full value of the leasehold interest in bankruptcy court.
Because of the possible termination of the related ground lease, whether arising from a bankruptcy, the expiration of a lease term or an uncured defect under the related ground lease, lending on a leasehold interest in a real property is riskier than lending on the fee interest in the property.

In a bankruptcy or similar proceeding involving a borrower, action may be taken seeking the recovery as a preferential transfer of any payments made by such borrower, or made directly by the related lessee, under the related mortgage loan to the issuing entity. Payments on long term debt may be protected from recovery as preferences if they qualify for the “ordinary course” exception under the Bankruptcy Code or if certain other defenses in the Bankruptcy Code are applicable. Whether any particular payment would be protected depends upon the facts speciﬁc to a particular transaction.
In addition, in a bankruptcy or similar proceeding involving any borrower or an affiliate, an action may be taken to avoid the transaction (or any component of the transaction, such as joint and several liability on the related mortgage loan) as an actual or constructive fraudulent conveyance under state or federal law. Any payment by a borrower in excess of its allocated share of the loan could be challenged as a fraudulent conveyance by creditors of that borrower in an action outside a bankruptcy case or by the representative of the borrower’s bankruptcy estate in a bankruptcy case. Generally, under federal and most state fraudulent conveyance statutes, the incurrence of an obligation or the transfer of property by a person will be subject to avoidance under certain circumstances if the person transferred such property with the intent to hinder, delay or defraud its creditors or the person did not receive fair consideration or reasonably equivalent value in exchange for such obligation or transfer and (i) was insolvent or was rendered insolvent by such obligation or transfer, (ii) was engaged in business or a transaction, or was about to engage in business or a transaction, for which any property remaining with the person constituted unreasonably small capital, or (iii) intended to, or believed that it would, incur debts that would be beyond the person’s ability to pay as such debts matured. The measure of insolvency will vary depending on the law of the applicable jurisdiction. However, an entity will generally be considered insolvent if the present fair salable value of its assets is less than (x) the sum of its debts or (y) the amount that would be required to pay its probable liabilities on its existing debts as they become absolute and matured. Accordingly, a lien granted by a borrower to secure repayment of the loan in excess of its allocated share could be avoided if a court were to determine that (i) such borrower was insolvent at the time of granting the lien, was rendered insolvent by the granting of the lien, was left with inadequate capital, or was not able to pay its debts as they matured and (ii) the borrower did not, when it allowed its property to be encumbered by a lien securing the entire indebtedness represented by the loan, receive fair consideration or reasonably equivalent value for pledging such property for the equal benefit of each other borrower.
A bankruptcy court may, under certain circumstances, authorize a debtor to obtain credit after the commencement of a bankruptcy case, secured among other things, by senior, equal or junior liens on property that is already subject to a lien. In the bankruptcy case of General Growth Properties filed on April 16, 2009, the debtors initially sought approval of a debtor-in-possession loan to the corporate parent entities guaranteed by the property-level single purpose entities and secured by second liens on their properties. Although the debtor-in-possession loan subsequently was modified to eliminate the subsidiary guarantees and second liens, we cannot assure you that, in the event of a bankruptcy of the borrower sponsor, the borrower sponsor would not seek approval of a similar debtor-in-possession loan, or that a bankruptcy court would not approve a debtor-in-possession loan that included such subsidiary guarantees and second liens on such subsidiaries’ properties.
Certain of the borrowers may be partnerships. The laws governing limited partnerships in certain states provide that the commencement of a case under the Bankruptcy Code with respect to a general partner will cause a person to cease to be a general partner of the limited partnership, unless otherwise provided in writing in the limited partnership agreement. This provision may be construed as an “ipso facto” clause and, in the event of the general partner’s bankruptcy, may not be enforceable. Certain limited partnership agreements of the borrowers may provide that the commencement of a case under the Bankruptcy Code with respect to the related general partner constitutes an event of withdrawal (assuming the enforceability of the clause is not challenged in bankruptcy proceedings or, if challenged, is upheld) that might trigger the dissolution of the limited partnership, the winding up of its affairs and the distribution of its assets, unless (i) at the time there was at least one other general partner and the written provisions of the limited partnership permit the business of the limited partnership to be carried on by the remaining general partner and that general partner does so or (ii) the written provisions of the limited partnership agreement permit the limited partners to agree within a speciﬁed time frame (often 60 days)

after the withdrawal to continue the business of the limited partnership and to the appointment of one or more general partners and the limited partners do so. In addition, the laws governing general partnerships in certain states provide that the commencement of a case under the Bankruptcy Code or state bankruptcy laws with respect to a general partner of the partnerships triggers the dissolution of the partnership, the winding up of its affairs and the distribution of its assets. Those state laws, however, may not be enforceable or effective in a bankruptcy case. Limited liability companies may be subjected to similar treatment as that described in this prospectus with respect to limited partnerships. The dissolution of a borrower, the winding up of its affairs and the distribution of its assets could result in an acceleration of its payment obligation under the borrower’s mortgage loan, which may reduce the yield on the Offered Certificates in the same manner as a principal prepayment.
In addition, the bankruptcy of the general or limited partner of a borrower that is a partnership, or the bankruptcy of a member of a borrower that is a limited liability company or the bankruptcy of a shareholder of a borrower that is a corporation may provide the opportunity in the bankruptcy case of the partner, member or shareholder to obtain an order from a court consolidating the assets and liabilities of the partner, member or shareholder with those of the mortgagor pursuant to the doctrines of substantive consolidation or piercing the corporate veil. In such a case, the respective mortgaged property, for example, would become property of the estate of the bankrupt partner, member or shareholder. Not only would the mortgaged property be available to satisfy the claims of creditors of the partner, member or shareholder, but an automatic stay would apply to any attempt by the trustee to exercise remedies with respect to the mortgaged property. However, such an occurrence should not affect a lender’s status as a secured creditor with respect to the mortgagor or its security interest in the mortgaged property.
A borrower that is a limited partnership, in many cases, may be required by the loan documents to have a single purpose entity as its sole general partner, and a borrower that is a general partnership, in many cases, may be required by the loan documents to have as its general partners only entities that are single purpose entities. A borrower that is a limited liability company may be required by the loan documents to have a single purpose member or a springing member. All borrowers that are tenants-in-common may be required by the loan documents to be single purpose entities. These provisions are designed to mitigate the risk of the dissolution or bankruptcy of the borrower partnership or its general partner, a borrower limited liability company or its member (if applicable), or a borrower that is a tenant-in-common. However, we cannot assure you that any borrower partnership or its general partner, or any borrower limited liability company or its member (if applicable), or a borrower that is a tenant-in-common, will not dissolve or become a debtor under the Bankruptcy Code.
Environmental Considerations
General
A lender may be subject to environmental risks when taking a security interest in real property. Of particular concern may be properties that are or have been used for industrial, manufacturing, military or disposal activity. Such environmental risks include the possible diminution of the value of a contaminated property or, as discussed below, potential liability for clean‑up costs or other remedial actions that could exceed the value of the property or the amount of the lender’s loan. In certain circumstances, a lender may decide to abandon a contaminated mortgaged property as collateral for its loan rather than foreclose and risk liability for clean‑up costs.
Superlien Laws
Under the laws of many states, contamination on a property may give rise to a lien on the property for clean‑up costs. In several states, such a lien has priority over all existing liens, including those of existing mortgages. In these states, the lien of a mortgage may lose its priority to such a “superlien.”

CERCLA
The federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”), imposes strict liability on present and past “owners” and “operators” of contaminated real property for the costs of clean‑up. A secured lender may be liable as an “owner” or “operator” of a contaminated mortgaged property if agents or employees of the lender have participated in the management or operation of such mortgaged property. Such liability may exist even if the lender did not cause or contribute to the contamination and regardless of whether the lender has actually taken possession of a mortgaged property through foreclosure, deed in lieu of foreclosure or otherwise. Moreover, such liability is not limited to the original or unamortized principal balance of a loan or to the value of the property securing a loan. Excluded from CERCLA’s deﬁnition of “owner” or “operator, “ however, is a person “who, without participating in the management of the facility, holds indicia of ownership primarily to protect his security interest”. This is the so called “secured creditor exemption.”
The Asset Conservation, Lender Liability and Deposit Insurance Protection Act of 1996 (the “1996 Act”) amended, among other things, the provisions of CERCLA with respect to lender liability and the secured creditor exemption. The 1996 Act offers protection to lenders by deﬁning the activities in which a lender can engage and still have the beneﬁt of the secured creditor exemption. In order for a lender to be deemed to have participated in the management of a mortgaged property, the lender must actually participate in the operational affairs of the property of the borrower. The 1996 Act provides that “merely having the capacity to inﬂuence, or unexercised right to control” operations does not constitute participation in management. A lender will lose the protection of the secured creditor exemption if it exercises decision‑making control over the borrower’s environmental compliance and hazardous substance handling or disposal practices, or assumes day‑to‑day management of environmental or substantially all other operational functions of the mortgaged property. The 1996 Act also provides that a lender will continue to have the beneﬁt of the secured creditor exemption even if it forecloses on a mortgaged property, purchases it at a foreclosure sale or accepts a deed‑in‑lieu of foreclosure provided that the lender seeks to sell the mortgaged property at the earliest practicable commercially reasonable time on commercially reasonable terms.
Certain Other Federal and State Laws
Many states have statutes similar to CERCLA, and not all of those statutes provide for a secured creditor exemption. In addition, under federal law, there is potential liability relating to hazardous wastes and underground storage tanks under the federal Resource Conservation and Recovery Act.
Some federal, state and local laws, regulations and ordinances govern the management, removal, encapsulation or disturbance of asbestos‑containing materials. These laws, as well as common law standards, may impose liability for releases of or exposure to asbestos‑containing materials, and provide for third parties to seek recovery from owners or operators of real properties for personal injuries associated with those releases.
Federal legislation requires owners of residential housing constructed prior to 1978 to disclose to potential residents or purchasers any known lead‑based paint hazards and will impose treble damages for any failure to disclose. In addition, the ingestion of lead‑based paint chips or dust particles by children can result in lead poisoning. If lead‑based paint hazards exist at a property, then the owner of that property may be held liable for injuries and for the costs of removal or encapsulation of the lead‑based paint.
In a few states, transfers of some types of properties are conditioned upon clean-up of contamination prior to transfer. In these cases, a lender that becomes the owner of a property through foreclosure, deed in lieu of foreclosure or otherwise, may be required to clean-up the contamination before selling or otherwise transferring the property.
Beyond statute‑based environmental liability, there exist common law causes of action (for example, actions based on nuisance or on toxic tort resulting in death, personal injury or damage to property) related to hazardous environmental conditions on a property. While it may be more difficult to hold a lender liable under common law causes of action, unanticipated or uninsured liabilities of the borrower may jeopardize the borrower’s ability to meet its loan obligations or may decrease the re‑sale value of the collateral.
Additional Considerations
The cost of remediating hazardous substance contamination at a property can be substantial. If a lender becomes liable, it can bring an action for contribution against the owner or operator who created the environmental hazard, but that individual or entity may be without substantial assets. Accordingly, it is possible that such costs could become a liability of the issuing entity and occasion a loss to the certiﬁcateholders.
If a lender forecloses on a mortgage secured by a property, the operations on which are subject to environmental laws and regulations, the lender will be required to operate the property in accordance with those laws and regulations. Such compliance may entail substantial expense, especially in the case of industrial or manufacturing properties.
In addition, a lender may be obligated to disclose environmental conditions on a property to government entities and/or to prospective buyers (including prospective buyers at a foreclosure sale or following foreclosure). Such disclosure may decrease the amount that prospective buyers are willing to pay for the affected property, sometimes substantially, and thereby decrease the ability of the lender to recover its investment in a loan upon foreclosure.
Due‑on‑Sale and Due‑on‑Encumbrance Provisions
Certain of the mortgage loans may contain “due‑on‑sale” and “due‑on‑encumbrance” clauses that purport to permit the lender to accelerate the maturity of the loan if the borrower transfers or encumbers the related mortgaged property. The Garn‑St Germain Depository Institutions Act of 1982 (the “Garn Act”) generally preempts state laws that prohibit the enforcement of due‑on‑sale clauses and permits lenders to enforce these clauses in accordance with their terms, subject to certain limitations as set forth in the Garn Act and related regulations. Accordingly, a lender may nevertheless have the right to accelerate the maturity of a mortgage loan that contains a “due‑on‑sale” provision upon transfer of an interest in the property, without regard to the lender’s ability to demonstrate that a sale threatens its legitimate security interest.
Subordinate Financing
The terms of certain of the mortgage loans may not restrict the ability of the borrower to use the mortgaged property as security for one or more additional loans, or such restrictions may be unenforceable. Where a borrower encumbers a mortgaged property with one or more junior liens, the senior lender is subjected to additional risk. First, the borrower may have difficulty servicing and repaying multiple loans. Moreover, if the subordinate ﬁnancing permits recourse to the borrower (as‑is frequently the case) and the senior loan does not, a borrower may have more incentive to repay sums due on the subordinate loan. Second, acts of the senior lender that prejudice the junior lender or impair the junior lender’s security may create a superior equity in favor of the junior lender. For example, if the borrower and the senior lender agree to an increase in the principal amount of or the interest rate payable on the senior loan, the senior lender may lose its priority to the extent any existing junior lender is harmed or the borrower is additionally burdened. Third, if the borrower defaults on the senior loan and/or any junior loan or loans, the existence of junior loans and actions taken by junior lenders can impair the security available to the senior lender and can interfere with or delay the taking of action by the senior lender. Moreover, the bankruptcy of a junior lender may operate to stay foreclosure or similar proceedings by the senior lender.
Default Interest and Limitations on Prepayments
Promissory notes and mortgages may contain provisions that obligate the borrower to pay a late charge or additional interest if payments are not timely made, and in some circumstances, may prohibit prepayments for a speciﬁed period and/or condition prepayments upon the borrower’s payment of prepayment fees or yield maintenance penalties. In certain states, there are or may be speciﬁc limitations upon the late charges which a lender may collect from a borrower for delinquent payments. Certain states also limit the amounts that a lender may collect from a borrower as an additional charge if the loan is prepaid. In addition, the enforceability of provisions that provide for prepayment fees or penalties upon an involuntary prepayment is unclear under the laws of many states.
Applicability of Usury Laws
Title V of the Depository Institutions Deregulation and Monetary Control Act of 1980 (“Title V”) provides that state usury limitations will not apply to certain types of residential (including multifamily) ﬁrst mortgage loans originated by certain lenders after March 31, 1980. Title V authorized any state to reimpose interest rate limits by adopting, before April 1, 1983, a law or constitutional provision that expressly rejects application of the federal law. In addition, even where Title V is not so rejected, any state is authorized by the law to adopt a provision limiting discount points or other charges on mortgage loans covered by Title V. Certain states have taken action to reimpose interest rate limits and/or to limit discount points or other charges.
Statutes differ in their provisions as to the consequences of a usurious loan. One group of statutes requires the lender to forfeit the interest due above the applicable limit or impose a speciﬁed penalty. Under this statutory scheme, the borrower may cancel the recorded mortgage or deed of trust upon paying its debt with lawful interest, and the lender may foreclose, but only for the debt plus lawful interest. A second group of statutes is more severe. A violation of this type of usury law results in the invalidation of the transaction, thereby permitting the borrower to cancel the recorded mortgage or deed of trust without any payment or prohibiting the lender from foreclosing.
Americans with Disabilities Act
Under Title III of the Americans with Disabilities Act of 1990 and related regulations (collectively, the “ADA”), in order to protect individuals with disabilities, public accommodations (such as hospitality properties, restaurants, shopping centers, hospitals, schools and social service center establishments) must remove architectural and communication barriers which are structural in nature from existing places of public accommodation to the extent “readily achievable”. In addition, under the ADA, alterations to a place of public accommodation or a commercial facility are to be made so that, to the maximum extent feasible, such altered portions are readily accessible to and usable by disabled individuals. The “readily achievable” standard takes into account, among other factors, the ﬁnancial resources of the affected site, owner, landlord or other applicable person. In addition to imposing a possible ﬁnancial burden on the borrower in its capacity as owner or landlord, the ADA may also impose such requirements on a foreclosing lender who succeeds to the interest of the borrower as owner or landlord. Furthermore, since the “readily achievable” standard may vary depending on the ﬁnancial condition of the owner or landlord, a foreclosing lender who is ﬁnancially more capable than the borrower of complying with the requirements of the ADA may be subject to more stringent requirements than those to which the borrower is subject.
Servicemembers Civil Relief Act
Under the terms of the Servicemembers Civil Relief Act as amended (the “Relief Act”), a borrower who enters military service after the origination of such borrower’s mortgage loan (including a borrower who was in reserve status and is called to active duty after origination of the mortgage loan), upon notiﬁcation by such borrower, will not be charged interest, including fees and charges, in excess of 6% per annum during the period of such borrower’s active duty status. In addition to adjusting the interest, the lender must forgive any such interest in excess of 6% unless a court or administrative agency orders otherwise upon application of the lender. The Relief Act applies to individuals who are members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard and officers of the U.S. Public Health Service or the National Oceanic and Atmospheric Administration assigned to duty with the military. Because the Relief Act applies to individuals who enter military service (including reservists who are called to active duty) after origination of the related mortgage loan, no information can be provided as to the number of loans with individuals as borrowers that may be affected by the Relief Act. Application of the Relief Act would adversely affect, for an indeterminate period of time, the ability of a master servicer or special servicer to collect full amounts of interest on certain of the mortgage loans. Any shortfalls in interest collections resulting from the application of the Relief Act would result in a reduction of the amounts distributable to the holders of certiﬁcates, and would not be covered by advances or, any form of credit support provided in connection with the certiﬁcates. In addition, the Relief Act imposes limitations that would impair the ability of a lender to foreclose on an affected mortgage loan during the borrower’s period of active duty status, and, under certain circumstances, during an additional three-month period thereafter.
Anti-Money Laundering, Economic Sanctions and Bribery
Many jurisdictions have adopted wide-ranging anti-money laundering, economic and trade sanctions, and anti-corruption and anti-bribery laws, and regulations (collectively, the “Requirements”). Any of the depositor, the issuing entity, the underwriters or other party to the PSA could be requested or required to obtain certain assurances from prospective investors intending to purchase certificates and to retain such information or to disclose information pertaining to them to governmental, regulatory or other authorities or to financial intermediaries or engage in due diligence or take other related actions in the future. Failure to honor any request by the depositor, the issuing entity, the underwriters or other party to the PSA to provide requested information or take such other actions as may be necessary or advisable for the depositor, the issuing entity, the underwriters or other party to the PSA to comply with any Requirements, related legal process or appropriate requests (whether formal or informal) may result in, among other things, a forced sale to another investor of such investor’s certificates. In addition, it is expected that each of the depositor, the issuing entity, the underwriters and the other parties to the PSA will comply with the U.S. Bank Secrecy Act, U.S. Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (also known as the “Patriot Act”) and any other anti-money laundering and anti-terrorism, economic and trade sanctions, and anti-corruption or anti-bribery laws, and regulations of the United States and other countries, and will disclose any information required or requested by authorities in connection with such compliance.
Potential Forfeiture of Assets
Federal law provides that assets (including property purchased or improved with assets) derived from criminal activity or otherwise tainted, or used in the commission of certain offenses, is subject to the blocking requirements of economic sanctions laws and regulations, and can be blocked and/or seized and ordered forfeited to the United States of America. The offenses that can trigger such a blocking and/or seizure and forfeiture include, among others, violations of the Racketeer Influenced and Corrupt Organizations Act, the U.S. Bank Secrecy Act, the anti-money laundering, anti-terrorism, economic sanctions, and anti-bribery laws and regulations, including the Patriot Act and the regulations issued pursuant to that act, as well as the narcotic drug laws. In many instances, the United States may seize the property even before a conviction occurs.
In the event of a forfeiture proceeding, a lender may be able to establish its interest in the property by proving that (a) its mortgage was executed and recorded before the commission of the illegal conduct from which the assets used to purchase or improve the property were derived or before the commission of any other crime upon which the forfeiture is based, or (b) the lender, at the time of the execution of the mortgage, “did not know or was reasonably without cause to believe that the property was subject to forfeiture”. However, there is no assurance that such a defense will be successful.
CERTAIN AFFILIATIONS, RELATIONSHIPS AND RELATED TRANSACTIONS INVOLVING TRANSACTION PARTIES
GSMC and its affiliates are playing several roles in this transaction. GS Mortgage Securities Corporation II is the depositor and a wholly-owned subsidiary of GSMC. GSMC and the other mortgage loan sellers originated, co-originated or acquired the mortgage loans and will be selling them to the depositor. GSMC is also an affiliate of Goldman Sachs & Co. LLC, an underwriter for the offering of the certificates. [GSMC (or its MOA) is expected to be the RR Interest Owner and GSMC is expected to be the initial Risk Retention Consultation Party.]
[In addition, GSMC currently holds the [_______] Pari Passu Companion Loan. However, GSMC intends to sell the [________] Pari Passu Companion Loan in connection with a future securitization. In addition, with respect to [__] mortgage loan identified as “[______]” on Annex A, representing approximately [__]% of the Initial Pool Balance, GSMC is the holder of a related mezzanine loan secured by direct or indirect equity interests in the borrower under such mortgage loan.]
[GSMC and certain other third party lenders provide warehouse financing to certain affiliates of [MORTGAGE LOAN SELLER] (the “Financing Affiliates”) through various repurchase facilities and other lending arrangements. Some or all of the [MORTGAGE LOAN SELLER] Mortgage Loans are (or as of the securitization closing date may be) subject to such repurchase facilities and other lending arrangements. If such is the case at the time the certificates are issued, then [MORTGAGE LOAN SELLER] will use the proceeds from its sale of the [MORTGAGE LOAN SELLER] Mortgage Loans to the depositor to, among other things, acquire the financed [MORTGAGE LOAN SELLER] Mortgage Loans from the Financing Affiliates, and the Financing Affiliates will, in turn, use the funds that they receive from [MORTGAGE LOAN SELLER] to, among other things, reacquire or otherwise obtain the release of the warehoused [MORTGAGE LOAN SELLER] Mortgage Loans from the repurchase agreement counterparties or other types of lenders free and clear of any liens. As of [_____], GSMC was the repurchase agreement counterparty with respect to [__] of the [MORTGAGE LOAN SELLER]  Mortgage Loans, with an aggregate Cut-off Date Balance of $[_______]. The certificate administrator is the interim custodian of the loan documents with respect to [__] of the [MORTGAGE LOAN SELLER] Mortgage Loans, which have an aggregate Cut-off Date Balance of $[_________]. In addition, the [master servicer][certificate administrator] acts as interim servicer with respect to [__] of the [MORTGAGE LOAN SELLER] Mortgage Loans, which have an aggregate Cut-off Date Balance of $[_______].]
[ADD SIMILAR DISCLOSURE, IF APPLICABLE, FOR OTHER SPONSORS OR MORTGAGE LOAN SELLERS]
[The certificate administrator is also the certificate administrator, the custodian and the certificate registrar under the [______] pooling and servicing agreement with respect to the [______] Whole Loan.]
[The master servicer is also the master servicer under the [______] pooling and servicing agreement with respect to the [______] Whole Loan.]
[The asset representations reviewer is also the asset representations reviewer under the [______] pooling and servicing agreement with respect to the [______] Whole Loan.]
[The special servicer is an affiliate of the entity that is expected to purchase the [____] certificates (and may purchase certain other classes of certificates) and to be appointed as the initial Directing Certificateholder.]
See “Risk Factors—Risks Related to Conflicts of Interest—Potential Conflicts of Interest of the Master Servicer and the Special Servicer”, “—Potential Conflicts of Interest of the Asset Representations Reviewer”, “—Potential Conflicts of Interest of the Directing Certificateholder and the Companion Loan Holders” and “—Risks Relating to the Mortgage Loans—Performance of the Mortgage Loans Will Be Highly Dependent on the Performance of Tenants and Tenant Leases—Mortgaged Properties Leased to Borrowers or Borrower Affiliated Entities Also Have Risks”. For a description of certain other affiliations, relationships and related transactions, to the extent known and material, among the transaction parties, see the individual descriptions of the transaction parties under “Transaction Parties”.
PENDING LEGAL PROCEEDINGS INVOLVING TRANSACTION PARTIES
While the sponsors have been involved in, and are currently involved in, certain litigation or potential litigation, including actions relating to repurchase claims, there are no legal proceedings pending, or any proceedings known to be contemplated by any governmental authorities, against the sponsors that are material to Certificateholders.
[For a description of certain other material legal proceedings pending against the transaction parties, see the individual descriptions of the transaction parties under “Transaction Parties”.]
USE OF PROCEEDS
Certain of the net proceeds from the sale of the Offered Certificates, together with the net proceeds from the sale of the other certificates not being offered by this prospectus, will be used by the depositor to purchase the mortgage loans from the mortgage loan sellers and to pay certain expenses in connection with the issuance of the certificates.  [If applicable, disclosure of the amount of expenses payable from offering proceeds, separately identifying the type and amount of expenses paid to each of the sponsor, servicer, depositor, issuing entity, originator, underwriter, or any affiliate of the foregoing will be included as required by Item 1107(j) of Regulation AB.]
YIELD, PREPAYMENT AND MATURITY CONSIDERATIONS
Yield Considerations
General
The yield to maturity on the Offered Certificates will depend upon the price paid by the investors, the rate and timing of the distributions in reduction of the Certificate Balance or Notional Amount of the applicable class of Offered Certificates, the extent to which yield maintenance charges and prepayment premiums allocated to the class of Offered Certificates are collected, and the rate, timing and severity of losses on the Mortgage Loans and the extent to which such losses are allocable in reduction of the Certificate Balance or Notional Amount of the class of Offered Certificates, as well as prevailing interest rates at the time of payment or loss realization.
Rate and Timing of Principal Payments
The rate and amount of distributions in reduction of the Certificate Balance of any class of Offered Certificates that are also Principal Balance Certificates (other than Exchangeable Certificates) or Trust Components (and, therefore, the related Exchangeable Certificates)) or the Trust Components (and, therefore, the related Exchangeable Certificates and the yield to maturity of any class of Offered Certificates will be directly related to the rate of payments of principal (both scheduled and unscheduled) on the Mortgage Loans, as well as borrower defaults and the severity of losses occurring upon a default and the resulting rate and timing of collections made in connection with liquidations of Mortgage Loans due to these defaults. Principal payments on the Mortgage Loans will be affected by their amortization schedules, lockout periods, defeasance provisions, provisions relating to the release and/or application of earnout reserves, provisions requiring prepayments in connection with the release of real property collateral, requirements to pay yield maintenance charges or prepayment premiums in connection with principal payments, the dates on which balloon payments are due, incentives for a borrower to repay an ARD Loan by the related Anticipated Repayment Date, property release provisions, provisions relating to the application or release of earnout reserves, and any extensions of maturity dates by the master servicer or the special servicer. While voluntary prepayments of some Mortgage Loans are generally prohibited during applicable prepayment lockout periods, effective prepayments may occur if a sufficiently significant portion of a mortgaged property is lost due to casualty or condemnation. In addition, such distributions in reduction of Certificate Balances of the respective classes of Offered Certificates that are also Principal Balance Certificates (other than Exchangeable Certificates) or Trust Components (and, therefore, the related Exchangeable Certificates) may result from repurchases of, or substitutions for, Mortgage Loans made by the sponsors due to missing or defective documentation or breaches of representations and warranties with respect to the Mortgage Loans as described under “Description of the Mortgage Loan Purchase Agreements”, purchases of the Mortgage Loans in the manner described under “Pooling and Servicing Agreement—Termination; Retirement of Certificates”, and the exercise of purchase options by the holder of companion loan, a mezzanine loan, if any, or the holder of the [LOAN SPECIFIC CLASS] certificates. See “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loan[—Purchase Option]”. To the extent a Mortgage Loan requires payment of a yield maintenance charge or prepayment premium in connection with a voluntary prepayment, any such yield maintenance charge or prepayment premium generally is not due in connection with a prepayment due to casualty or condemnation, is not included in the purchase price of a Mortgage Loan purchased or repurchased due to a breach of a representation or warranty or otherwise, and may not be enforceable or collectible upon a default.
Because the certificates with Notional Amounts are not entitled to distributions of principal, the yield on such certificates will be extremely sensitive to prepayments received in respect of the Mortgage Loans to the extent distributed to reduce the related Notional Amount of the applicable class of certificates. In addition, although the borrower under an ARD Loan may have certain incentives to prepay such ARD Loan on its Anticipated Repayment Date, we cannot assure you that the borrower will be able to prepay such ARD Loan on its related Anticipated Repayment Date. The failure of the borrower to prepay an ARD Loan on its Anticipated Repayment Date will not be an event of default under the terms of such ARD Loan, and pursuant to the terms of the PSA, neither the master servicer nor the special servicer will be permitted to take any enforcement action with respect to the borrower’s failure to pay Excess Interest until the scheduled maturity of such ARD Loan; provided that the master servicer or the special servicer, as the case may be, may take action to enforce the issuing entity’s right to apply excess cash flow to principal in accordance with the terms of the respective ARD Loan documents. [With respect to the Class A-SB certificates, the extent to which the planned balances are achieved and the sensitivity of the Class A-SB certificates to principal prepayments of the Mortgage Loans will depend in part on the period of time during which the Class [__], Class [__], Class [__], Class [__], Class [__] and Class [__] certificates remain outstanding.  As such, the Class A-SB certificates will become more sensitive to the rate of prepayments on the mortgage loans than they were when the Class [__], Class [__], Class [__], Class [__], Class [__] and Class [__] certificates were outstanding.]
The extent to which the yield to maturity of any class of Offered Certificates may vary from the anticipated yield will depend upon the degree to which the certificates are purchased at a discount or premium and when, and to what degree, payments of principal on the Mortgage Loans are in turn distributed on the certificates or, in the case of the [INTEREST-ONLY CLASSES] certificates with a Notional Amount, applied to reduce their Notional Amounts. An investor should consider, in the case of any certificate (other than a certificate with a Notional Amount) purchased at a discount, the risk that a slower than anticipated rate of principal payments on the Mortgage Loans could result in an actual yield to such investor that is lower than the anticipated yield and, in the case of any certificate purchased at a premium (including certificates with Notional Amounts), the risk that a faster than anticipated rate of principal payments could result in an actual yield to such investor that is lower than the anticipated yield. In general, the earlier a payment of principal on the Mortgage Loans is distributed or otherwise results in reduction of the Certificate Balance of a certificate purchased at a discount or premium, the greater will be the effect on an investor’s yield to maturity. As a result, the effect on an investor’s yield of principal payments distributed on an investor’s certificates occurring at a rate higher (or lower) than the rate anticipated by the investor during any particular period would not be fully offset by a subsequent like reduction (or increase) in the rate of principal payments.
The yield on each of the classes of certificates that have a Pass‑Through Rate equal to, limited by, or based on, the WAC Rate could (or in the case of any class of certificates with a Pass‑Through Rate equal to, or based on, the WAC Rate, would) be adversely affected if Mortgage Loans with higher Mortgage Rates prepay faster than Mortgage Loans with lower Mortgage Rates. The Pass‑Through Rates on these classes of certificates may be adversely affected by a decrease in the WAC Rate even if principal prepayments do not occur.

Losses and Shortfalls
The Certificate Balance or Notional Amount of any class of Offered Certificates may be reduced without distributions of principal as a result of the occurrence and allocation of Realized Losses, reducing the maximum amount distributable in respect of principal on the Offered Certificates that are Principal Balance Certificates as well as the amount of interest that would have otherwise been payable on the Offered Certificates in the absence of such reduction. In general, a Realized Loss occurs when the principal balance of a Mortgage Loan is reduced without an equal distribution to applicable Certificateholders [and the RR Interest Owner] in reduction of the Certificate Balances of the certificates and the Trust Components (and, therefore, the Exchangeable Certificates) [and the RR Interest Balance]. Realized Losses may occur in connection with a default on a Mortgage Loan, acceptance of a discounted pay-off, the liquidation of the related Mortgaged Properties, a reduction in the principal balance of a Mortgage Loan by a bankruptcy court or pursuant to a modification, a recovery by the master servicer or trustee of a Nonrecoverable Advance on a Distribution Date or the incurrence of certain unanticipated or default-related costs and expenses (such as interest on Advances, Workout Fees, Liquidation Fees and Special Servicing Fees). Any reduction of the Certificate Balances of the classes of certificates and the Trust Components indicated in the table below as a result of the application of Realized Losses will also reduce the Notional Amount of the related certificates.

Interest‑Only Class of Certificates	Class Notional Amount	Underlying Class or Trust Components

Certificateholders [and the RR Interest ] are not entitled to receive distributions of Periodic Payments when due except to the extent they are either covered by a P&I Advance or actually received. Consequently, any defaulted Periodic Payment for which no such P&I Advance is made will tend to extend the weighted average lives of the Offered Certificates, whether or not a permitted extension of the due date of the related Mortgage Loan has been completed.
Losses and shortfalls on any AB Whole Loan and Prepayment Interest Shortfalls for each Distribution Date with respect to an AB Whole Loan will generally be allocated first to the related Subordinate Companion Loan (and, in the case of the Trust Subordinate Companion Loan, correspondingly, the [LOAN-SPECIFIC CLASS] certificates to the extent not covered by the master servicer’s Compensating Interest Payment for such Distribution Date in the case of any Prepayment Interest Shortfall) and then to the related Mortgage Loan (and correspondingly to the Pooled Certificates to the extent not covered by the master servicer’s Compensating Interest Payment for such Distribution Date in the case of any Prepayment Interest Shortfall).
Certain Relevant Factors Affecting Loan Payments and Defaults
The rate and timing of principal payments and defaults and the severity of losses on the Mortgage Loans may be affected by a number of factors, including, without limitation, the availability of credit for commercial or multifamily real estate, prevailing interest rates, the terms of the Mortgage Loans (for example, due-on-sale clauses, lockout periods or yield maintenance charges, release of property provisions, amortization terms that require balloon payments and incentives for a borrower to repay its mortgage loan by an anticipated repayment date), the demographics and relative economic vitality of the areas in which the Mortgaged Properties are located and the general supply and demand for rental properties in those areas, the quality of management of the Mortgaged Properties, the servicing of the Mortgage Loans, possible changes in tax laws and other opportunities for investment. See “Risk Factors” and “Description of the Mortgage Pool”.
The rate of prepayment on the pool of Mortgage Loans is likely to be affected by prevailing market interest rates for Mortgage Loans of a comparable type, term and risk level as the Mortgage Loans. When the prevailing market interest rate is below a mortgage interest rate, a borrower may have an increased incentive to refinance its Mortgage Loan. [Even in the case of floating rate Mortgage Loans, as prevailing market interest rates decline, and without regard to whether the mortgage interest rates on the floating rate Mortgage Loans decline in a manner consistent with market interest rates, the related borrowers may have an increased incentive to refinance for purposes of either (1) converting to a fixed rate loan and thereby “locking in” that rate or (2) taking advantage of a different index, margin or rate cap or floor on another floating rate Mortgage Loan.] Although the Mortgage Loans contain provisions designed to mitigate the likelihood of an early loan repayment, we cannot assure you that the related borrowers will refrain from prepaying their Mortgage Loans due to the existence of these provisions, or that involuntary prepayments will not occur. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans”.
With respect to certain Mortgage Loans, the related Mortgage Loan documents allow for the sale of individual properties and the severance of the related debt and the assumption by the transferee of such portion of the Mortgage Loan as‑is allocable to the individual property acquired by that transferee, subject to the satisfaction of certain conditions. In addition, with respect to certain Mortgage Loans, the related Mortgage Loan documents allow for partial releases of individual Mortgaged Properties during a lockout period or during such time as a yield maintenance charge would otherwise be payable, which could result in a prepayment of a portion of the initial principal balance of the related Mortgage Loan without payment of a yield maintenance charge or prepayment premium. Additionally, in the case of a partial release of an individual Mortgaged Property, the related release amount in many cases is greater than the Allocated Loan Amount for the Mortgaged Property being released, which would result in a greater than proportionate paydown of the Mortgage Loan. See “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Partial Releases”.
Depending on prevailing market interest rates, the outlook for market interest rates and economic conditions generally, some borrowers may sell Mortgaged Properties in order to realize their equity in the Mortgaged Property, to meet cash flow needs or to make other investments. In addition, some borrowers may be motivated by federal and state tax laws (which are subject to change) to sell Mortgaged Properties prior to the exhaustion of tax depreciation benefits.
We make no representation as to the particular factors that will affect the rate and timing of prepayments and defaults on the Mortgage Loans, as to the relative importance of those factors, as to the percentage of the principal balance of the Mortgage Loans that will be prepaid or as to which a default will have occurred as of any date or as to the overall rate of prepayment or default on the Mortgage Loans.
Delay in Payment of Distributions
Because each monthly distribution is made on each Distribution Date, which is at least [__] days after the end of the related Interest Accrual Period for the certificates, the effective yield to the holders of such certificates will be lower than the yield that would otherwise be produced by the applicable Pass-Through Rates and purchase prices (assuming the prices did not account for the delay).
Yield on the Certificates with Notional Amounts
The yield to maturity of the certificates with Notional Amounts will be highly sensitive to the rate and timing of reductions made to the Certificate Balances of the classes of certificates indicated in the table below and the related Trust Component, including by reason of prepayments and principal losses on the Mortgage Loans and other factors described above. The yield to maturity of the certificates with Notional Amounts will be highly sensitive to the rate and timing of reductions made to the Certificate Balances of the related certificates indicated in the table below and the related Trust Component, including by reason of prepayments and principal losses on the Mortgage Loans and other factors described above.

Interest‑Only Class of Certificates	Class Notional Amount	Underlying Class or Trust Components

Any optional termination by the holders of the Controlling Class, the special servicer, the master servicer or the holders of the Class R certificates would result in prepayment in full of the Offered Certificates and would have an adverse effect on the yield of a class of the certificates with Notional Amounts because a termination would have an effect similar to a principal prepayment in full of the Mortgage Loans and, as a result, investors in these certificates and any other Offered Certificates purchased at premium might not fully recoup their initial investment. See “Pooling and Servicing Agreement—Termination; Retirement of Certificates”.
Investors in the certificates with Notional Amounts should fully consider the associated risks, including the risk that an extremely rapid rate of prepayment or other liquidation of the Mortgage Loans could result in the failure of such investors to recoup fully their initial investments.
Weighted Average Life
The weighted average life of a Regular Certificate and the Class [PEZ] certificates refers to the average amount of time that will elapse from the date of its issuance until each dollar allocable to principal of the certificate is distributed to the related investor. The weighted average life of a Regular Certificate and the Class [PEZ] certificates will be influenced by, among other things, the rate at which principal on the mortgage loans is paid or otherwise received, which may be in the form of scheduled amortization, voluntary prepayments, Insurance and Condemnation Proceeds and Liquidation Proceeds. Distributions among the various classes of certificates will be made as set forth under “Description of the Certificates—Distributions—Priority of Distributions”.
Prepayments on Mortgage Loans may be measured by a prepayment standard or model. The “Constant Prepayment Rate” or “CPR” model represents an assumed constant annual rate of prepayment each month, expressed as a per annum percentage of the then-scheduled principal balance of the pool of Mortgage Loans (or, with respect to an AB Whole Loan, the related Mortgage Loan). The “CPY” model represents an assumed CPR prepayment rate after any applicable lockout period, any applicable period in which defeasance is permitted and any applicable yield maintenance period. The model used in this prospectus is the CPY model. As used in each of the following tables, the column headed “0% CPY” assumes that none of the Mortgage Loans is prepaid before its maturity date or Anticipated Repayment Date, as the case may be. The columns headed [“25% CPY”, “50% CPY”, “75% CPY”] and “100% CPY” assume that prepayments on the Mortgage Loans are made (or, with respect to an AB Whole Loan, principal is allocated to the related Mortgage Loan) at those levels of CPR following the expiration of any applicable lockout period, any applicable period in which defeasance is permitted and any applicable yield maintenance period (except as described below). We cannot assure you, however, that prepayments of the Mortgage Loans (or, with respect to an AB Whole Loan, the related Mortgage Loan) will conform to any level of CPY, and we make no representation that the Mortgage Loans will prepay at the levels of CPY shown or at any other prepayment rate.
The following tables indicate the percentage of the initial Certificate Balance of each class of the Offered Certificates that would be outstanding after each of the dates shown at various CPYs and the corresponding weighted average life of each class of Offered Certificates. The tables have been prepared on the basis of the following assumptions (the “Modeling Assumptions”), among others:
•
scheduled Periodic Payments including payments due at maturity or anticipated repayment date of principal and/or interest on the Mortgage Loans will be received on a timely basis and will be distributed on the [__] day of the related month, beginning in [_________];

•
the Mortgage Rate in effect for each Mortgage Loan as of the Cut-off Date will remain in effect to the related maturity date or Anticipated Repayment Date, as the case may be, and will be adjusted as required pursuant to the definition of Mortgage Rate;

•
the Mortgage Loan sellers will not be required to repurchase any Mortgage Loan, and none of the holders of the Controlling Class (or any other Certificateholder), the special servicer, the master servicer or the holders of the Class R certificates will exercise its option to purchase all the Mortgage Loans and thereby cause an early termination of the issuing entity and no holder of any [LOAN-SPECIFIC CLASS] certificates, subordinate companion loan, mezzanine debt or other indebtedness will exercise its option to purchase the related Mortgage Loan;

•
any principal prepayments on the Mortgage Loans will be received on their respective Due Dates after the expiration of any applicable lockout period, any applicable period in which defeasance is permitted, and any applicable yield maintenance period, in each case, at the respective levels of CPY set forth in the tables (without regard to any limitations in such Mortgage Loans on partial voluntary principal prepayment);

•	no Prepayment Interest Shortfalls are incurred and no prepayment premiums or yield maintenance charges are collected;

•	the Closing Date occurs on [______];

•	each ARD Loan prepays in full on the related Anticipated Repayment Date;

•	the Pass-Through Rates, initial Certificate Balances and initial Notional Amount of the respective classes of Offered Certificates are as described in this prospectus;

•	the Administrative Cost Rate is calculated on the Stated Principal Balance of the Mortgage Loans and in the same manner as interest is calculated on the Mortgage Loans;

•	no reserves, earnouts, holdbacks, insurance proceeds or condemnation proceeds are applied to prepay any related Mortgage Loan in whole or in part;

•	no additional trust fund expenses are incurred;

•	no property releases (or yield maintenance charge or other prepayment premium or related re-amortizations) occur;

•	the optional termination is not exercised;

•	the Certificate Balance of the Class [PEZ] certificates at all times equals the aggregate of the Certificate Balances of the Exchangeable Certificates; and

•	there are no modifications or maturity date extensions in respect of the Mortgage Loans.
To the extent that the Mortgage Loans have characteristics that differ from those assumed in preparing the tables set forth below, a class of Offered Certificates may mature earlier or later than indicated by the tables. The tables set forth below are for illustrative purposes only and it is highly unlikely that the Mortgage Loans will actually prepay at any constant rate until maturity or that all the Mortgage Loans will prepay at the same rate. In addition, variations in the actual prepayment experience and the balance of the Mortgage Loans that prepay may increase or decrease the percentages of initial Certificate Balances (and weighted average lives) shown in the following tables. These variations may occur even if the average prepayment experience of the Mortgage Loans were to equal any of the specified CPY percentages. Investors should not rely on the prepayment assumptions set forth in this prospectus and are urged to conduct their own analyses of the rates at which the Mortgage Loans may be expected to prepay, based on their own assumptions. Based on the foregoing assumptions, the following tables indicate the resulting weighted average lives of each class of Offered Certificates and set forth the percentage of the initial Certificate Balance of the class of the certificate that would be outstanding after each of the dates shown at the indicated CPYs.
Percent of the Initial Certificate Balance
of the Class [___] Certificates at the Respective CPYs
 Set Forth Below:
Distribution Date	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY
Initial Percentage	100%	100%	100%	100%	100%

Weighted Average Life (years)(1)
-
(1)
The weighted average life of the Class [__] certificates is determined by (a) multiplying the amount of each principal distribution on it by the number of years from the date of issuance of the Class [__] certificates to the related Distribution Date, (b) summing the results and (c) dividing the sum by the aggregate amount of the reductions in the principal balance of the Class [__] certificates.

Percent of the Initial Certificate Balance
of the Class [__] Certificates at the Respective CPYs
 Set Forth Below:
Distribution Date	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY
Initial Percentage	100%	100%	100%	100%	100%

Weighted Average Life (years)(1)
-
(1)
The weighted average life of the Class [___] certificates is determined by (a) multiplying the amount of each principal distribution on it by the number of years from the date of issuance of the Class [___] certificates to the related Distribution Date, (b) summing the results and (c) dividing the sum by the aggregate amount of the reductions in the principal balance of the Class [___] certificates.

Percent of the Initial Certificate Balance
of the Class [PEZ] Certificates at the Respective CPYs
 Set Forth Below:
Distribution Date	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY
Initial Percentage	100%	100%	100%	100%	100%

Weighted Average Life (years)(1)
-
(1)
The weighted average life of the Class [__] certificates is determined by (a) multiplying the amount of each principal distribution on it by the number of years from the date of issuance of the Class [__] certificates to the related Distribution Date, (b) summing the results and (c) dividing the sum by the aggregate amount of the reductions in the principal balance of the Class [__] certificates.

Pre-Tax Yield to Maturity Tables
The following tables indicate the approximate pre-tax yield to maturity on a corporate bond equivalent basis on the Offered Certificates for the specified CPYs based on the assumptions set forth under
“—Weighted Average Life” above. It was further assumed that the purchase price of the Offered Certificates is as specified in the tables below, expressed as a percentage of the initial Certificate Balance or Notional Amount, as applicable, plus accrued interest from [_______] to the Closing Date.
The yields set forth in the following tables were calculated by determining the monthly discount rates that, when applied to the assumed streams of cash flows to be paid on the applicable class of Offered Certificates, would cause the discounted present value of such assumed stream of cash flows to equal the assumed purchase price of such class, and by converting such monthly rates to semi-annual corporate bond equivalent rates. Such calculations do not take into account shortfalls in collection of interest due to prepayments (or other liquidations) of the Mortgage Loans or the interest rates at which investors may be able to reinvest funds received by them as distributions on the applicable class of certificates (and, accordingly, do not purport to reflect the return on any investment in the applicable class of Offered Certificates when such reinvestment rates are considered).
The characteristics of the Mortgage Loans may differ from those assumed in preparing the tables below. In addition, we cannot assure you that the Mortgage Loans will prepay in accordance with the above assumptions (or, with respect to an AB Whole Loan, amounts will be allocated to the related Mortgage Loan in accordance with the above assumptions) at any of the rates shown in the tables or at any other particular rate, that the cash flows on the applicable class of Offered Certificates will correspond to the cash flows shown in this prospectus or that the aggregate purchase price of such class of Offered Certificates will be as assumed. In addition, it is unlikely that the Mortgage Loans will prepay in accordance with the above assumptions at any of the specified CPYs until maturity or that all the Mortgage Loans will so prepay at the same rate. Timing of changes in the rate of prepayments may significantly affect the actual yield to maturity to investors, even if the average rate of principal prepayments is consistent with the expectations of investors. Investors must make their own decisions as to the appropriate prepayment assumption to be used in deciding whether to purchase any class of Offered Certificates.
For purposes of this prospectus, prepayment assumptions with respect to the Mortgage Loans are presented in terms of the CPY model described under “—Weighted Average Life” above.
Pre-Tax Yield to Maturity for the Class [__] Certificates
Assumed Purchase Price (% of Initial Certificate Balance of Class [__] certificates)	Prepayment Assumption (CPY)
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

Pre-Tax Yield to Maturity for the Class [__] Certificates
Assumed Purchase Price (% of Initial Certificate Balance of Class [__] certificates)	Prepayment Assumption (CPY)
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

Pre-Tax Yield to Maturity for the [INTEREST-ONLY CLASS] Certificates
Assumed Purchase Price (% of Initial Notional Amount of [INTEREST-ONLY CLASS] certificates)	Prepayment Assumption (CPY)
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

Pre-Tax Yield to Maturity for the [INTEREST-ONLY CLASS] Certificates
Assumed Purchase Price (% of Initial Notional Amount of [INTEREST-ONLY CLASS] certificates)	Prepayment Assumption (CPY)
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

Pre-Tax Yield to Maturity for the Class [PEZ] Certificates
Assumed Purchase Price (% of Initial Certificate Balance of Class [PEZ] Certificates)	Prepayment Assumption (CPY)
	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS
General
The following is a general discussion of the anticipated material federal income tax consequences of the purchase, ownership and disposition of the certificates. The discussion below does not purport to address all federal income tax consequences that may be applicable to particular categories of investors (such as banks, insurance companies, securities dealers, foreign persons, investors whose functional currency is not the U.S. dollar, and investors that hold the certificates as part of a “straddle” or “conversion transaction”), some of which may be subject to special rules. The authorities on which this discussion is based are subject to change or differing interpretations, and any such change or interpretation could apply retroactively. This discussion reflects the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), as well as regulations (the “REMIC Regulations”) promulgated by the U.S. Department of the Treasury and the IRS. Investors are encouraged to consult their tax advisors in determining the federal, state, local or any other tax consequences to them of the purchase, ownership and disposition of the certificates.
One or more separate real estate mortgage investment conduit (“REMIC”) elections will be made with respect to designated portions of the issuing entity (the “Subordinate Companion Loan REMIC”, the “Lower-Tier REMIC” (and, together with the Subordinate Companion Loan REMIC, the “Lower-Tier REMICs”) and the “Upper-Tier REMIC”, and, together, the “Trust REMICs”). The Lower-Tier REMICs will hold the Mortgage Loans [[FOR ARD LOANS] (excluding Excess Interest)] and certain other assets and will issue (i) one or more classes of regular interests (the “Lower-Tier Regular Interests”) to another Lower-Tier REMIC or to the Upper-Tier REMIC and (ii) an uncertificated interest represented by the Class R certificates as the sole class of “residual interests” in each Lower-Tier REMIC.
The Upper-Tier REMIC will hold the Lower-Tier Regular Interests and will issue (i) the [SPECIFY CLASSES certificates] [[FOR EXCHANGEABLE CERTIFICATES] and each Trust Component], each representing a regular interest in the Upper-Tier REMIC (the “Regular Interests”) and (ii) an uncertificated interest represented by the Class R certificates as the sole class of “residual interest” in the Upper-Tier REMIC.  [INSERT DISCLOSURES REGARDING UPPER-TIER REGULAR INTEREST FOR FLOATING RATE SWAP, IF APPLICABLE.]
Qualification as a REMIC requires ongoing compliance with certain conditions. Assuming (i) the making of appropriate elections, (ii) compliance with the PSA [and any other governing documents], and (iii) compliance with any changes in the law, including any amendments to the Code or applicable Treasury regulations thereunder, in the opinion of [__], special tax counsel to the depositor, (a) each Trust REMIC will qualify as a REMIC on the Closing Date and thereafter, (b) each of the Lower-Tier Regular Interests will constitute a “regular interest” in the related Lower-Tier REMIC, (c) each of the Regular Interests will constitute a “regular interest” in the Upper-Tier REMIC and (d) the Class R certificates will evidence the sole class of “residual interests” in each Trust REMIC.

[In addition, in the opinion of [__], special tax counsel to the depositor, (i) [[FOR ARD LOANS] Excess Interest and the related distribution account] [[FOR EXCHANGEABLE CERTIFICATES] the Trust Components and the related distribution account] will be treated as a grantor trust (the “Grantor Trust”) for federal income tax purposes under subpart E, part I of subchapter J of the Code, and (ii)[FOR ARD LOANS] the [ARD CLASS] certificates will represent undivided beneficial interests in the Excess Interest and the related distribution account] [[FOR EXCHANGEABLE CERTIFICATES] each class of Exchangeable Certificates will represent undivided beneficial interests in their respective Percentage Interests of the related Trust Component or Trust Components and related amounts in the related distribution account.].] [INSERT DISCLOSURES REGARDING UPPER-TIER REGULAR INTEREST FOR FLOATING RATE SWAP TO BE INSERTED, IF APPLICABLE.]
Qualification as a REMIC
In order for each Trust REMIC to qualify as a REMIC, there must be ongoing compliance on the part of such Trust REMIC with the requirements set forth in the Code. Each Trust REMIC must fulfill an asset test, which requires that no more than a de minimis portion of the assets of such Trust REMIC, as of the close of the third calendar month beginning after the Closing Date (which for purposes of this discussion is the date of the issuance of the Regular Interests, the “Startup Day”) and at all times thereafter, may consist of assets other than “qualified mortgages” and “permitted investments”.  The REMIC Regulations provide a safe harbor pursuant to which the de minimis requirements will be met if at all times the aggregate adjusted basis of the nonqualified assets is less than 1% of the aggregate adjusted basis of all such Trust REMIC’s assets. Each Trust REMIC also must provide “reasonable arrangements” to prevent its residual interest from being held by “disqualified organizations” or their agents and must furnish applicable tax information to transferors or agents that violate this restriction. The PSA will provide that no legal or beneficial interest in the Class R certificates may be transferred or registered unless certain conditions, designed to prevent violation of this restriction, are met. Consequently, it is expected that each Trust REMIC will qualify as a REMIC at all times that any of the Regular Interests are outstanding.
A qualified mortgage is any obligation that is principally secured by an interest in real property and that is either transferred to a REMIC on the Startup Day or is purchased by a REMIC within a three month period thereafter pursuant to a fixed price contract in effect on the Startup Day. Qualified mortgages include (i) whole mortgage loans or split note interests in such mortgage loans, such as the Mortgage Loans; provided that, in general, (a) the fair market value of the real property security (including buildings and structural components of the real property security and reduced by (1) the amount of any lien on the real property security that is senior to the Mortgage Loan and (2) a proportionate amount of any lien on the real property security that is in parity with the Mortgage Loan) is at least 80% of the aggregate principal balance of such Mortgage Loan either at origination or as of the Startup Day (a loan-to-value ratio of not more than 125% with respect to the real property security) or (b) substantially all the proceeds of the Mortgage Loan or the underlying mortgages were used to acquire, improve or protect an interest in real property that, at the date of origination, was the only security for the Mortgage Loan, and (ii) regular interests in another REMIC, such as the Lower-Tier Regular Interests that will be held by another Lower-Tier REMIC or the Upper-Tier REMIC, as applicable. If a Mortgage Loan was not in fact principally secured by real property or is otherwise not a qualified mortgage, it must be disposed of within 90 days of discovery of such defect, or otherwise ceases to be a qualified mortgage after such 90-day period.
Permitted investments include “cash flow investments”, “qualified reserve assets” and “foreclosure property”. A cash flow investment is an investment, earning a return in the nature of interest, of amounts received on or with respect to qualified mortgages for a temporary period, not exceeding 13 months, until the next scheduled distribution to holders of interests in the Trust REMICs. A qualified reserve asset is any intangible property held for investment that is part of any reasonably required reserve maintained by the REMIC to provide for payments of expenses of the REMIC or amounts due on the regular or residual interests in the event of defaults (including delinquencies) on the qualified mortgages, lower than expected reinvestment returns, Prepayment Interest Shortfalls and certain other contingencies. [The Trust REMICs will not hold any qualified reserve assets.]  Foreclosure property is real property acquired by a REMIC in connection with the default or imminent default of a qualified mortgage and maintained by the REMIC in compliance with applicable rules and personal property that is incidental to such real property;

provided that the mortgage loan sellers had no knowledge or reason to know, as of the Startup Day, that such a default had occurred or would occur. Foreclosure property may generally not be held after the close of the third calendar year beginning after the date the issuing entity acquires such property, with one extension that may be granted by the IRS.
A mortgage loan held by a REMIC will fail to be a qualified mortgage if it is “significantly modified” unless default is “reasonably foreseeable” or where the servicer believes there is a “significant risk of default” upon maturity of the mortgage loan or at an earlier date, and that by making such modification the risk of default is substantially reduced. A mortgage loan held by a REMIC will not be considered to have been “significantly modified” following the release of the lien on a portion of the real property collateral if (a) the release is pursuant to a defeasance permitted under the mortgage loan documents that occurs more than two years after the startup day of the REMIC or (b) following the release the loan-to-value ratio for the mortgage loan is not more than 125% with respect to the real property security. Furthermore, if the release is not pursuant to a defeasance and following the release the loan-to-value ratio for the mortgage loan is greater than 125%, the mortgage loan will continue to be a qualified mortgage if the release is part of a “qualified paydown transaction” in accordance with Revenue Procedure 2010-30.
In addition to the foregoing requirements, the various interests in a REMIC also must meet certain requirements. All of the interests in a REMIC must be either of the following:  (i) one or more classes of regular interests or (ii) a single class of residual interests on which distributions, if any, are made pro rata. A regular interest is an interest in a REMIC that is issued on the Startup Day with fixed terms, is designated as a regular interest, and unconditionally entitles the holder to receive a specified principal amount (or other similar amount), and provides that interest payments (or other similar amounts), if any, at or before maturity either are payable based on a fixed rate or a qualified variable rate, or consist of a specified, nonvarying portion of the interest payments on the qualified mortgages. The rate on the specified portion may be a fixed rate, a variable rate, or the difference between one fixed or qualified variable rate and another fixed or qualified variable rate. The specified principal amount of a regular interest that provides for interest payments consisting of a specified, nonvarying portion of interest payments on qualified mortgages may be zero. An interest in a REMIC may be treated as a regular interest even if payments of principal with respect to such interest are subordinated to payments on other regular interests or the residual interest in the REMIC, and are dependent on the absence of defaults or delinquencies on qualified mortgages or permitted investments, lower than reasonably expected returns on permitted investments, expenses incurred by REMIC or Prepayment Interest Shortfalls. A residual interest is an interest in a REMIC other than a regular interest that is issued on the Startup Day that is designated as a residual interest. Accordingly, each of the Lower-Tier Regular Interests will constitute a class of regular interests in the related Lower-Tier REMIC, each class of the Regular Interests will constitute a class of regular interests in the Upper-Tier REMIC, and the Class R certificates will represent the sole class of residual interest in each Trust REMIC.
If an entity fails to comply with one or more of the ongoing requirements of the Code for status as a REMIC during any taxable year, the Code provides that the entity or applicable portion of it will not be treated as a REMIC for such year and thereafter. In this event, any entity with debt obligations with two or more maturities, such as the Trust REMICs, may be treated as a separate association taxable as a corporation under Treasury regulations, and the certificates may be treated as equity interests in that association. The Code, however, authorizes the Treasury Department to issue regulations that address situations where failure to meet one or more of the requirements for REMIC status occurs inadvertently and in good faith. Investors should be aware, however, that the Conference Committee Report to the Tax Reform Act of 1986 (the “1986 Act”) indicates that the relief may be accompanied by sanctions, such as the imposition of a corporate tax on all or a portion of a REMIC’s income for the period of time in which the requirements for REMIC status are not satisfied.
Status of Certificates
Certificates held by a real estate investment trust will constitute “real estate assets” within the meaning of Code Section 856(c)(5)(B), and interest (including original issue discount) on the Regular Interests and income on the Class R certificates will be considered “interest on obligations secured by mortgages on real property or on interests in real property” within the meaning of Code Section 856(c)(3)(B) in the same proportion that, for both purposes, the assets of the issuing entity would be so treated. If at all times 95% or more of the assets of the issuing entity qualify for each of the foregoing treatments, the Regular Interests will qualify for the corresponding status in their entirety. For purposes of Code Section 856(c)(5)(B), payments of principal and interest on the Mortgage Loans that are reinvested pending distribution to holders of Regular Interests qualify for such treatment. Certificates held by a domestic building and loan association will be treated as “loans . . . secured by an interest in real property which is . . . residential real property” within the meaning of Code Section 7701(a)(19)(C)(v) or as other assets described in Code Section 7701(a)(19)(C) only to the extent the Mortgage Loans are secured by residential real property. As of the Cut-off Date, [__] of the Mortgaged Properties securing [__] Mortgage Loans representing [__]% of the Initial Pool Balance, are multifamily properties. In addition, Mortgage Loans that have been defeased with government securities will not qualify for such treatment. Offered Certificates will be “qualified mortgages” within the meaning of Code Section 860G(a)(3) for another REMIC. Moreover, Offered Certificates held by certain financial institutions will constitute an “evidence of indebtedness” within the meaning of Code Section 582(c)(1).
Taxation of Regular Interests
General
Each class of Regular Interests represents one or more regular interests in the Upper-Tier REMIC. In general, interest, original issue discount and market discount on a Regular Interest will be treated as ordinary income to the holder of a Regular Interest (a “Regular Interestholder”), and principal payments on a Regular Interest will be treated as a return of capital to the extent of the Regular Interestholder’s basis in the Regular Interest. The Regular Interests will represent newly originated debt instruments for federal income tax purposes. Regular Interestholders must use the accrual method of accounting with regard to the Regular Interests, regardless of the method of accounting otherwise used by such Regular Interestholders.
Notwithstanding the following, under new legislation enacted on December 22, 2017 (the “Tax Cuts and Jobs Act”), for tax years beginning after December 31, 2017 Regular Interestholders may be required to accrue amounts of market discount, yield maintenance charges and other amounts no later than the year they included such amounts as revenue on their applicable financial statements. In addition, income from a debt instrument having original issue discount will be subject to this rule for tax years beginning after December 31, 2018. Prospective investors are urged to consult their tax counsel regarding the potential application of the Tax Cuts and Jobs Act to their particular situation.
Original Issue Discount
Holders of Regular Interests issued with original issue discount generally must include original issue discount in ordinary income for federal income tax purposes as it accrues in accordance with the constant yield method, which takes into account the compounding of interest, in advance of receipt of the cash attributable to such income. The following discussion is based in part on temporary and final Treasury regulations (the “OID Regulations”) under Code Sections 1271 through 1273 and 1275 and in part on the provisions of the 1986 Act. Regular Interestholders should be aware, however, that the OID Regulations do not adequately address certain issues relevant to prepayable securities, such as the Regular Interests. To the extent such issues are not addressed in the OID Regulations, the certificate administrator will apply the methodology described in the Conference Committee Report to the 1986 Act. No assurance can be provided that the IRS will not take a different position as to those matters not currently addressed by the OID Regulations. Moreover, the OID Regulations include an anti-abuse rule allowing the IRS to apply or depart from the OID Regulations if necessary or appropriate to ensure a reasonable tax result in light of the applicable statutory provisions. A tax result will not be considered unreasonable under the anti-abuse rule, however, in the absence of a substantial effect on the present value of a taxpayer’s tax liability. Investors are advised to consult their own tax advisors as to the discussion in this prospectus and the appropriate method for reporting interest and original issue discount with respect to the Regular Interests.

Each Regular Interest [, except to the extent described below with respect to a Regular Interest on which principal is distributed by random lot (“Random Lot Certificates”),] will be treated as an installment obligation for purposes of determining the original issue discount includible in a Regular Interestholder’s income. The total amount of original issue discount on a Regular Interest is the excess of the “stated redemption price at maturity” of the Regular Interest over its “issue price”.  The issue price of a class of Regular Interests is the first price at which a substantial amount of Regular Interests of such class is sold to investors (excluding bond houses, brokers and underwriters) [[FOR FLOATING RATE SWAP AGREEMENTS], as adjusted, in the case of the [FLOATING RATE CLASS] certificates, for any Swap Premium paid or received as described under “―Taxation of the Swap Contract” below]. Although unclear under the OID Regulations, the certificate administrator will treat the issue price of Regular Interests for which there is no substantial sale as of the issue date as the fair market value of such Regular Interests as of the issue date. The issue price of the Regular Interests also includes the amount paid by an initial Regular Interestholder for accrued interest that relates to a period prior to the issue date of such class of Regular Interests. The stated redemption price at maturity of a Regular Interest is the sum of all payments provided by the debt instrument other than any qualified stated interest payments. Under the OID Regulations, qualified stated interest generally means interest payable at a single fixed rate or a qualified variable rate; provided that such interest payments are unconditionally payable at intervals of one year or less during the entire term of the obligation. Because there is no penalty or default remedy in the case of nonpayment of interest with respect to a Regular Interest, it is possible that no interest on any class of Regular Interests will be treated as qualified stated interest. However, because the Mortgage Loans provide for remedies in the event of default, the certificate administrator will treat all payments of stated interest on the Regular Interests (other than the [INTEREST-ONLY CLASS] Certificates) as qualified stated interest (other than accrued interest distributed on the first Distribution Date for the number of days that exceed the interval between the Closing Date and the first Distribution Date). [Based upon the anticipated issue price of each such class and a stated redemption price equal to the par amount of each such class (plus such excess interest accrued thereon), it is anticipated that the Class [__] certificates will be issued with original issue discount for federal income tax purposes.]
It is anticipated that the certificate administrator will treat each class of [INTEREST-ONLY CLASS] certificates as having no qualified stated interest. Accordingly, such classes will be considered to be issued with original issue discount in an amount equal to the excess of all distributions of interest expected to be received on such classes over their respective issue prices (including interest accrued prior to the Closing Date). Any “negative” amounts of original issue discount on such classes attributable to rapid prepayments with respect to the Mortgage Loans will not be deductible currently. The holder of a [INTEREST-ONLY CLASS] certificate may be entitled to a deduction for a loss, which may be a capital loss, to the extent it becomes certain that such holder will not recover a portion of its basis in such class, assuming no further prepayments. In the alternative, it is possible that rules similar to the “noncontingent bond method” of the contingent interest rules of the OID Regulations may be promulgated with respect to such classes. Unless and until required otherwise by applicable authority, it is not anticipated that the contingent interest rules will apply.
Under a de minimis rule, original issue discount on a Regular Interest will be considered to be zero if such original issue discount is less than 0.25% of the stated redemption price at maturity of the Regular Interest multiplied by the weighted average maturity of the Regular Interest. For this purpose, the weighted average maturity of the Regular Interest is computed as the sum of the amounts determined by multiplying the number of full years (i.e., rounding down partial years) from the issue date until each distribution in reduction of stated redemption price at maturity is scheduled to be made by a fraction, the numerator of which is the amount of each distribution included in the stated redemption price at maturity of the Regular Interest and the denominator of which is the stated redemption price at maturity or anticipated repayment date of the Regular Interest. The Conference Committee Report to the 1986 Act provides that the schedule of such distributions should be determined in accordance with the assumed rate of prepayment on the Mortgage Loans used in pricing the transaction, i.e., Scenario [_] [[FOR ARD LOANS]; provided that it is assumed that the ARD Loan prepays on its anticipated repayment date] (the “Prepayment Assumption”). See “Yield, Prepayment and Maturity Considerations—Weighted Average Life”. Holders generally must report de minimis original issue discount pro rata as principal payments are received, and such income will be capital gain if the Regular Interest is held as a capital asset. Under the

OID Regulations, however, Regular Interestholders may elect to accrue all de minimis original issue discount, as well as market discount and premium, under the constant yield method. See “—Election To Treat All Interest Under the Constant Yield Method” below. [It is anticipated that the Class [__] certificates will be issued with de minimis original issue discount for federal income tax purposes.]
A holder of a Regular Interest issued with original issue discount generally must include in gross income for any taxable year the sum of the “daily portions“, as defined below, of the original issue discount on the Regular Interest accrued during an accrual period for each day on which it holds the Regular Interest, including the date of purchase but excluding the date of disposition. With respect to each such Regular Interest, a calculation will be made of the original issue discount that accrues during each successive full accrual period that ends on the day prior to each Distribution Date with respect to the Regular Interests, assuming that prepayments and extensions with respect to the Mortgage Loans will be made in accordance with the Prepayment Assumption. The original issue discount accruing in a full accrual period will be the excess, if any, of (i) the sum of (a) the present value of all of the remaining distributions to be made on the Regular Interest as of the end of that accrual period and (b) the distributions made on the Regular Interest during the accrual period that are included in the Regular Interest’s stated redemption price at maturity, over (ii) the adjusted issue price of the Regular Interest at the beginning of the accrual period. The present value of the remaining distributions referred to in the preceding sentence is calculated based on (i) the yield to maturity of the Regular Interest as of the Startup Day, (ii) events (including actual prepayments) that have occurred prior to the end of the accrual period, [(iii) the assumption that the value of LIBOR used to compute the initial Pass-Through Rate for a Regular Interest that pays a rate based on a LIBOR margin does not change after the Startup Day] and (iv) the assumption that the remaining payments will be made in accordance with the original Prepayment Assumption. For these purposes, the adjusted issue price of a Regular Interest at the beginning of any accrual period equals the issue price of the Regular Interest, increased by the aggregate amount of original issue discount with respect to the Regular Interest that accrued in all prior accrual periods and reduced by the amount of distributions included in the Regular Interest’s stated redemption price at maturity that were made on the Regular Interest that were attributable to such prior periods. The original issue discount accruing during any accrual period (as determined in this paragraph) will then be divided by the number of days in the period to determine the daily portion of original issue discount for each day in the period.
Under the method described above, the daily portions of original issue discount required to be included as ordinary income by a Regular Interestholder (other than a holder of a [INTEREST-ONLY CLASS] Certificate) generally will increase to take into account prepayments on the Regular Interests as a result of prepayments on the Mortgage Loans that exceed the Prepayment Assumption, and generally will decrease (but not below zero for any period) if the prepayments are slower than the Prepayment Assumption. Due to the unique nature of interest-only certificates, the preceding sentence may not apply in the case of the [INTEREST-ONLY CLASS] Certificates.
[In the case of a Random Lot Certificate, we intend to determine the yield to maturity of that certificate based upon the anticipated payment characteristics of the class as a whole under the Prepayment Assumption. In general, the original issue discount accruing on each Random Lot Certificate in a full accrual period would be its allocable share of the original issue discount with respect to the entire class, as determined in accordance with the preceding paragraph. However, in the case of a distribution in retirement of the entire unpaid principal balance of any Random Lot Certificate, or portion of that unpaid principal balance, (a) the remaining unaccrued original issue discount allocable to that certificate (or to that portion) will accrue at the time of that distribution, and (b) the accrual of original issue discount allocable to each remaining certificate of the class (or the remaining unpaid principal balance of a partially redeemed Random Lot Certificate after a distribution of principal has been received) will be adjusted by reducing the present value of the remaining payments on that class and the adjusted issue price of that class to the extent attributable to the portion of the unpaid principal balance of the class that was distributed. We believe that the foregoing treatment is consistent with the “pro rata prepayment” rules of the OID Regulations, but with the rate of accrual of original issue discount determined based on the Prepayment Assumption for the class as a whole. You are advised to consult your tax advisors as to this treatment.]

[Variable Rate Regular Certificates
 A Regular Interest may provide for interest based on a variable rate. Under the OID Regulations, interest is treated as payable at a variable rate if, generally:
(i) the issue price does not exceed the original principal balance by more than a specified amount, and

(ii) the interest compounds or is payable at least annually at current values of

(1) one or more “qualified floating rates,”

(2) a single fixed rate and one or more qualified floating rates,

(3) a single “objective rate”, or

(4) a single fixed rate and a single objective rate that is a “qualified inverse floating rate.”
A floating rate is a qualified floating rate if variations in the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds, where the rate is subject to a fixed multiple that is greater than 0.65, but not more than 1.35. The rate may also be increased or decreased by a fixed spread or subject to a fixed cap or floor, or a cap or floor that is not reasonably expected as of the issue date to affect the yield of the instrument significantly. An objective rate (other than a qualified floating rate) is a rate that is determined using a single fixed formula and that is based on objective financial or economic information, provided that the information is not (1) within the control of the depositor or a related party or (2) unique to the circumstances of the depositor or a related party. A qualified inverse floating rate is a rate equal to a fixed rate minus a qualified floating rate that inversely reflects contemporaneous variations in the cost of newly borrowed funds; an inverse floating rate that is not a qualified floating rate may nevertheless be an objective rate. A class of Regular Interests may be issued under this prospectus that does not have a variable rate under the OID Regulations, for example, a class that bears different rates at different times during the period it is outstanding so that it is considered significantly “front‑loaded” or “back‑loaded” within the meaning of the OID Regulations. It is possible that a class of this type may be considered to bear “contingent interest” within the meaning of the OID Regulations. The OID Regulations, as they relate to the treatment of contingent interest, are by their terms not applicable to Regular Interests. However, if final regulations dealing with contingent interest with respect to Regular Interests apply the same principles as the current regulations, those regulations may lead to different timing of income inclusion than would be the case under the variable interest regulations. Furthermore, application of those principles could lead to the characterization of gain on the sale of contingent interest Regular Interests as ordinary income. Investors should consult their tax advisors regarding the appropriate treatment of any Regular Interest that does not pay interest at a fixed rate or variable rate as described in this paragraph.
Under the REMIC Regulations, a Regular Interest (1) bearing a rate that qualifies as a qualified floating rate under the OID Regulations that is tied to current values of a variable rate (or the highest, lowest or average of two or more variable rates), including a rate based on the average cost of funds of one or more financial institutions, or a positive or negative multiple of a rate (plus or minus a specified number of basis points), or that represents a weighted average of rates on some or all of the mortgage loans, including a rate that is subject to one or more caps or floors (each, a “variable rate”), or (2) bearing one or more of these variable rates for one or more periods or one or more fixed rates for one or more periods, and a different variable rate or fixed rate for other periods qualifies as a regular interest in a REMIC. Accordingly, we intend to treat Regular Interests that qualify as regular interests under this rule in the same manner as obligations bearing a variable rate for original issue discount reporting purposes.
The amount of original issue discount with respect to a Regular Interest bearing a variable rate of interest will accrue in the manner described above under “—Original Issue Discount” with the yield to maturity and future payments on that Regular Interest generally to be determined by assuming that interest will be payable for the life of the Regular Interest based on the initial rate (or, if different, the value of the applicable variable rate as of the pricing date) for the relevant class. Generally, the certificate administrator will treat variable interest as qualified stated interest, other than variable interest on a [INTEREST-ONLY CLASS] certificate or super‑premium class, which will be treated as non‑qualified stated interest includible in the stated redemption price at maturity. Ordinary income reportable for any period will be adjusted based on subsequent changes in the applicable interest rate index.
Although unclear under the OID Regulations, unless required otherwise by applicable final regulations, we intend to treat Regular Interests bearing an interest rate that is a weighted average of the net mortgage rates on mortgage loans or mortgage certificates having fixed or adjustable rates, as having qualified stated interest, except to the extent that initial “teaser” rates cause sufficiently “back‑loaded” interest to create more than de minimis original issue discount. The yield on those Regular Interests for purposes of accruing original issue discount will be a hypothetical fixed rate based on the fixed rates, in the case of fixed rate mortgage loans, and initial “teaser rates” followed by fully indexed rates, in the case of adjustable rate mortgage loans. In the case of adjustable rate mortgage loans, the applicable index used to compute interest on the mortgage loans will be the index in effect on the pricing date (or possibly the issue date), and in the case of initial teaser rates, will be deemed to be in effect beginning with the period in which the first weighted average adjustment date occurring after the issue date occurs. Adjustments will be made in each accrual period either increasing or decreasing the amount of ordinary income reportable to reflect the actual pass‑through interest rate on the Regular Interests.]
[Deferred Interest
Under the OID Regulations, all interest on a Regular Interest as to which there may be deferred interest is includible in the stated redemption price at maturity. Accordingly, any deferred interest that accrues with respect to a class of Regular Interests may constitute income to the holders of such Regular Interest prior to the time distributions of cash with respect to such deferred interest are made.]
Acquisition Premium
A purchaser of a Regular Interest at a price greater than its adjusted issue price and less than its remaining stated redemption price at maturity will be required to include in gross income the daily portions of the original issue discount on the Regular Interest reduced pro rata by a fraction, the numerator of which is the excess of its purchase price over such adjusted issue price and the denominator of which is the excess of the remaining stated redemption price at maturity over the adjusted issue price. Alternatively, such a purchaser may elect to treat all such acquisition premium under the constant yield method, as described under the heading “—Election To Treat All Interest Under the Constant Yield Method” below.
Market Discount
A purchaser of a Regular Interest also may be subject to the market discount rules of Code Sections 1276 through 1278. Under these Code sections and the principles applied by the OID Regulations in the context of original issue discount, “market discount” is the amount by which the purchaser’s original basis in the Regular Interest [[FOR FLOATING RATE SWAP AGREEMENTS], as adjusted, in the case of the [FLOATING RATE CLASS] certificates, for any Swap Premium paid or received as described under
“—Taxation of the Swap Contract” below] (i) is exceeded by the remaining outstanding principal payments and non-qualified stated interest payments due on a Regular Interest, or (ii) in the case of a Regular Interest having original issue discount, is exceeded by the adjusted issue price of such Regular Interest at the time of purchase. Such purchaser generally will be required to recognize ordinary income to the extent of accrued market discount on such Regular Interest as distributions includible in its stated redemption price at maturity are received, in an amount not exceeding any such distribution. Such market discount would accrue in a manner to be provided in Treasury regulations and should take into account the Prepayment Assumption. The Conference Committee Report to the 1986 Act provides that until such regulations are issued, such market discount would accrue, at the election of the holder, either (i) on the basis of a constant interest rate or (ii) in the ratio of interest accrued for the relevant period to the sum of the interest accrued for such period plus the remaining interest after the end of such period, or, in the case of classes issued with original issue discount, in the ratio of original issue discount accrued for the relevant period to the sum of the original issue discount accrued for such period plus the remaining original issue discount after the end of such period. Such purchaser also generally will be required to treat a portion of any gain on a sale or exchange of the Regular Interest as ordinary income to the extent of the market discount accrued to the date of disposition under one of the foregoing methods, less any accrued market discount previously reported as ordinary income as partial distributions in reduction of the stated redemption price at maturity were received. Such purchaser will be required to defer deduction of a portion of the excess of the interest paid or accrued on indebtedness incurred to purchase or carry the Regular Interest over the interest (including original issue discount) distributable on the Regular Interest. The deferred portion of such interest expense in any taxable year generally will not exceed the accrued market discount on the Regular Interest for such year. Any such deferred interest expense is, in general, allowed as a deduction not later than the year in which the related market discount income is recognized or the Regular Interest is disposed of. As an alternative to the inclusion of market discount in income on the foregoing basis, the Regular Interestholder may elect to include market discount in income currently as it accrues on all market discount instruments acquired by such Regular Interestholder in that taxable year or thereafter, in which case the interest deferral rule will not apply. See “—Election To Treat All Interest Under the Constant Yield Method” below regarding making the election under Code Section 171 and an alternative manner in which such election may be deemed to be made.
Market discount with respect to a Regular Interest will be considered to be zero if such market discount is less than 0.25% of the remaining stated redemption price at maturity of such Regular Interest multiplied by the weighted average maturity of the Regular Interest remaining after the date of purchase. For this purpose, the weighted average maturity is determined by multiplying the number of full years (i.e., rounding down partial years) from the issue date until each distribution in reduction of stated redemption price at maturity is scheduled to be made by a fraction, the numerator of which is the amount of each such distribution included in the stated redemption price at maturity of the Regular Interest and the denominator of which is the total stated redemption price at maturity of the Regular Interest. It appears that de minimis market discount would be reported pro rata as principal payments are received. Treasury regulations implementing the market discount rules have not yet been proposed, and investors should therefore consult their own tax advisors regarding the application of these rules as well as the advisability of making any of the elections with respect to such rules. Investors should also consult Revenue Procedure 92-67 concerning the elections to include market discount in income currently and to accrue market discount on the basis of the constant yield method.
Premium
A Regular Interest purchased upon initial issuance or in the secondary market at a cost [[FOR FLOATING RATE SWAP AGREEMENTS], as adjusted, in the case of the [FLOATING RATE CLASS] certificates, for any Swap Premium paid or received as described under “—Taxation of the Swap Contract” below] greater than its remaining stated redemption price at maturity generally is considered to be purchased at a premium. If the Regular Interestholder holds such Regular Interest as a “capital asset” within the meaning of Code Section 1221, the Regular Interestholder may elect under Code Section 171 to amortize such premium under the constant yield method. See “—Election To Treat All Interest Under the Constant Yield Method” below regarding making the election under Code Section 171 and an alternative manner in which the Code Section 171 election may be deemed to be made. Final Treasury regulations under Code Section 171 do not, by their terms, apply to prepayable obligations such as the Regular Interests. The Conference Committee Report to the 1986 Act indicates a Congressional intent that the same rules that will apply to the accrual of market discount on installment obligations will also apply to amortizing bond premium under Code Section 171 on installment obligations such as the Regular Interests, although it is unclear whether the alternatives to the constant interest method described above under “—Market Discount” are available. Amortizable bond premium will be treated as an offset to interest income on a Regular Interest rather than as a separate deduction item.  [It is anticipated that the Class [__] certificates will be issued with at a premium for federal income tax purposes.]

Election To Treat All Interest Under the Constant Yield Method
A holder of a debt instrument such as a Regular Interest may elect to treat all interest that accrues on the instrument using the constant yield method, with none of the interest being treated as qualified stated interest. For purposes of applying the constant yield method to a debt instrument subject to such an election, (i) “interest” includes stated interest, original issue discount, de minimis original issue discount, market discount and de minimis market discount, as adjusted by any amortizable bond premium or acquisition premium and (ii) the debt instrument is treated as if the instrument were issued on the holder’s acquisition date in the amount of the holder’s adjusted basis immediately after acquisition. It is unclear whether, for this purpose, the initial Prepayment Assumption would continue to apply or if a new prepayment assumption as of the date of the holder’s acquisition would apply. A holder generally may make such an election on an instrument by instrument basis or for a class or group of debt instruments. However, if the holder makes such an election with respect to a debt instrument with amortizable bond premium or with market discount, the holder is deemed to have made elections to amortize bond premium or to report market discount income currently as it accrues under the constant yield method, respectively, for all premium bonds held or acquired or market discount bonds acquired by the holder on the first day of the year of the election or thereafter. The election is made on the holder’s federal income tax return for the year in which the debt instrument is acquired and is irrevocable except with the approval of the IRS. Investors are encouraged to consult their tax advisors regarding the advisability of making such an election.
Treatment of Losses
Holders of the Regular Interests will be required to report income with respect to the Regular Interests on the accrual method of accounting, without giving effect to delays or reductions in distributions attributable to defaults or delinquencies on the Mortgage Loans, except to the extent it can be established that such losses are uncollectible. Accordingly, a Regular Interestholder may have income, or may incur a diminution in cash flow as a result of a default or delinquency, but may not be able to take a deduction (subject to the discussion below) for the corresponding loss until a subsequent taxable year. In this regard, investors are cautioned that while they generally may cease to accrue interest income if it reasonably appears that the interest will be uncollectible, the IRS may take the position that original issue discount must continue to be accrued in spite of its uncollectibility until the debt instrument is disposed of in a taxable transaction or becomes worthless in accordance with the rules of Code Section 166. The following discussion may not apply to holders of interest-only Regular Interests. Under Code Section 166, it appears that the holders of Regular Interests that are corporations or that otherwise hold the Regular Interests in connection with a trade or business should in general be allowed to deduct as an ordinary loss any such loss sustained (and not previously deducted) during the taxable year on account of any such Regular Interests becoming wholly or partially worthless, and that, in general, the Regular Interestholders that are not corporations and do not hold the Regular Interests in connection with a trade or business will be allowed to deduct as a short term capital loss any loss with respect to principal sustained during the taxable year on account of such Regular Interests becoming wholly worthless. Although the matter is not free from doubt, such non-corporate holders of Regular Interests should be allowed a bad debt deduction at such time as the principal balance of any class of such Regular Interests is reduced to reflect losses on the Mortgage Loans below such holder’s basis in the Regular Interests. The IRS, however, could take the position that non-corporate holders will be allowed a bad debt deduction to reflect such losses only after the classes of Regular Interests have been otherwise retired. The IRS could also assert that losses on a class of Regular Interests are deductible based on some other method that may defer such deductions for all holders, such as reducing future cash flow for purposes of computing original issue discount. This may have the effect of creating “negative” original issue discount that, with the possible exception of the method discussed in the following sentence, would be deductible only against future positive original issue discount or otherwise upon termination of the applicable class. Although not free from doubt, a holder of Regular Interests with negative original issue discount may be entitled to deduct a loss to the extent that its remaining basis would exceed the maximum amount of future payments to which such holder was entitled, assuming no further prepayments. No bad debt losses will be allowed with respect to the classes of interest-only Regular Interests, such as the [INTEREST-ONLY CLASS] Certificates. Regular Interestholders are urged to consult their own tax advisors regarding the appropriate timing, amount and character of any loss sustained with respect to such Regular Interests. Special loss rules are applicable to banks and thrift institutions, including rules regarding reserves for bad debts. Such taxpayers are advised to consult their tax advisors regarding the treatment of losses on the Regular Interests.
Spread Maintenance Payments
Yield maintenance charges and prepayment premiums actually collected on the Mortgage Loans will be distributed to the Class [__] certificates as described in “Description of the Certificates—Allocation of Yield Maintenance Charges and Prepayment Premiums”. It is not entirely clear under the Code when the amount of yield maintenance charges and prepayment premiums so allocated should be taxed to the holders of the Class [__] certificates, but it is not expected, for federal income tax reporting purposes, that yield maintenance charges and prepayment premiums will be treated as giving rise to any income to the holder of such class of certificates prior to the certificate administrator’s actual receipt of yield maintenance charges and prepayment premiums.  Yield maintenance charges and prepayment premiums, if any, may be treated as paid upon the retirement or partial retirement of the Class [__] certificates. The IRS may disagree with these positions. Certificateholders should consult their own tax advisors concerning the treatment of yield maintenance charges and prepayment premiums.
Sale or Exchange of Regular Interests
If a Regular Interestholder sells or exchanges a Regular Interest, such Regular Interestholder will recognize gain or loss equal to the difference, if any, between the amount received and its adjusted basis in the Regular Interest. The adjusted basis of a Regular Interest generally will equal the cost of the Regular Interest to the seller, increased by any original issue discount, market discount or other amounts previously included in the seller’s gross income with respect to the Regular Interest and reduced by amounts included in the stated redemption price at maturity of the Regular Interest that were previously received by the seller, by any amortized premium, and by any deductible losses on the Regular Interest. [[FOR FLOATING RATE SWAP AGREEMENTS] In connection with a sale or exchange of a [FLOATING RATE CLASS] certificate, the related Certificateholder must separately account for the sale or exchange of its Percentage Interest in the [FLOATING RATE CLASS] Regular Interest and the interest in the related Swap Contract.]
Except as described above with respect to market discount, and except as provided in this paragraph, any gain or loss on the sale or exchange of a Regular Interest realized by an investor that holds the Regular Interest as a capital asset will be capital gain or loss and will be long term or short term depending on whether the Regular Interest has been held for the long term capital gain holding period (more than one year). Such gain will be treated as ordinary income: (i) if the Regular Interest is held as part of a “conversion transaction” as defined in Code Section 1258(c), up to the amount of interest that would have accrued on the Regular Interestholder’s net investment in the conversion transaction at 120% of the appropriate applicable federal rate under Code Section 1274(d) in effect at the time the taxpayer entered into the transaction minus any amount previously treated as ordinary income with respect to any prior disposition of property that was held as part of such transaction; (ii) in the case of a non-corporate taxpayer, to the extent such taxpayer has made an election under Code Section 163(d)(4) to have net capital gains taxed as investment income at ordinary income rates; or (iii) to the extent that such gain does not exceed the excess, if any, of (a) the amount that would have been includible in the gross income of the Regular Interestholder if his yield on such Regular Interest were 110% of the applicable federal rate as of the date of purchase, over (b) the amount of income actually includible in the gross income of such Regular Interestholder with respect to the Regular Interest. In addition, gain or loss recognized from the sale or exchange of a Regular Interest by certain banks or thrift institutions will be treated as ordinary income or loss pursuant to Code Section 582(c). Long-term capital gains of certain non-corporate taxpayers generally are subject to a lower maximum tax rate than ordinary income of such taxpayers for property held for more than one year. The maximum tax rate for corporations is the same with respect to both ordinary income and capital gains.

Taxation of the [ARD Class] Certificates
[The [ARD Class] certificates will represent undivided beneficial interests in the Excess Interest. It is not entirely clear for federal income tax reporting purposes when Excess Interest will be treated as giving rise to income to the holders of the [ARD Class] certificates. It is likely that such amounts will be treated as one or more stripped coupons issued on the related anticipated repayment date of the ARD Loan, and that income will accrue thereon as original issue discount based upon the portion, if any, of the holder’s basis in the [ARD Class] certificate and the anticipated payments of Excess Interest receivable. It is not clear whether a prepayment assumption would be used in projecting such payments, or whether the contingent payment debt rules might apply to them. Moreover, it is possible that the IRS could require that income be accrued with respect to the Excess Interest commencing at an earlier date. In such event, if the related amounts are never received, the holder could have a loss, which may be a capital loss. Holders of [ARD Class] certificates are advised to consult their tax advisors as to the federal income tax treatment of Excess Interest.]
[FOR FLOATING RATE SWAP AGREEMENTS; INCLUDE TAX TREATMENT OF NOTIONAL PRINCIPAL CONTRACTS, AS APPLICABLE]
Taxation of the Swap Contract
[Each holder of a [FLOATING RATE CLASS] certificate will be treated for federal income tax purposes as having entered into its proportionate share of the rights of such class under the Swap Contract. Holders of the [FLOATING RATE CLASS] certificates must allocate the price they pay for their certificates between their interests in the [FLOATING RATE CLASS] Regular Interest and the Swap Contract based on their relative market values. The portion, if any, allocated to the Swap Contract will be treated as a swap premium (the “Swap Premium”) paid or received by the holders of the [FLOATING RATE CLASS] certificates. If the Swap Premium is paid by a holder, it will reduce the purchase price allocable to its interest in the [FLOATING RATE CLASS] Regular Interest. If the Swap Premium is received by the holder, it will be deemed to have increased the purchase price for its interest in the [FLOATING RATE CLASS] Regular Interest. If any Swap Contract is “on market”, no amount of the purchase price will be allocable to it. If the holder of a [FLOATING RATE CLASS] certificate is deemed to receive Swap Premium, such amount may be periodically offset by the original issue discount accrued or premium amortized, as applicable, on the [FLOATING RATE CLASS] Regular Interest allocable to such holder, resulting in overall tax accounting similar to an integrated debt instrument. Nevertheless, prospective investors should consult their tax advisors regarding any possible mismatches in timing or character. The Swap Premium will be deemed to be received by the holders of the [FLOATING RATE CLASS] certificates. A holder of the [FLOATING RATE CLASS] certificates will be required to amortize any Swap Premium under a level payment method as if the Swap Premium represented the present value of a series of equal payments made or received over the life of the Swap Contract (adjusted to take into account decreases in notional principal amount), discounted at a rate equal to the rate used to determine the amount of the Swap Premium (or some other reasonable rate). Prospective purchasers of the [FLOATING RATE CLASS] certificates should consult their own tax advisors regarding the appropriate method of amortizing any Swap Premium. Regulations promulgated by the Treasury treat a non-periodic payment made under a Swap Contract as a loan for federal income tax purposes if the payment is “significant”. It is not known whether any Swap Premium would be treated in part as a loan under Treasury regulations.
Under Treasury regulations (i) all taxpayers must recognize periodic payments with respect to a notional principal contract under the accrual method of accounting, and (ii) any periodic payments received under the Swap Contract must be netted against payments made under the Swap Contract and deemed made or received as a result of the Swap Premium over the recipient’s taxable year, rather than accounted for on a gross basis. Net income or deduction with respect to net payments under a notional principal contract for a taxable year should constitute ordinary income or ordinary deduction. The IRS could contend the amount is capital gain or loss, but such treatment is unlikely, at least in the absence of further regulations. Any regulations requiring capital gain or loss treatment presumably would apply only prospectively. Individuals may be limited in their ability to deduct any such net deduction and should consult their tax advisors prior to investing in the [FLOATING RATE CLASS] certificates.
Any amount of proceeds from the sale, redemption or retirement of a [FLOATING RATE CLASS] certificate that is considered to be allocated to the holder’s rights under the Swap Contract (including a conversion of such certificate to a [FIXED RATE CLASS] certificate, as applicable) or that the holder is deemed to have paid to the purchaser would be considered a “termination payment” allocable to such certificate under Treasury regulations. A holder of a [FLOATING RATE CLASS] certificate will have gain or loss from such a termination equal to (A)(i) any termination payment it received or is deemed to have received minus (ii) the unamortized portion of the Swap Premium paid (or deemed paid) by the holder upon entering into or acquiring its interest in the Swap Contract or (B)(i) any termination payment it paid or is deemed to have paid minus (ii) the unamortized portion of the Swap Premium received upon entering into or acquiring its interest in the Swap Contract. Gain or loss realized upon the termination of the Swap Contract will generally be treated as capital gain or loss. Moreover, in the case of a bank or thrift institution, Code Section 582(c) would likely not apply to treat such gain or loss as ordinary. Following a conversion of a [FLOATING RATE CLASS] certificate to a [FIXED RATE CLASS] certificate, such holder will continue to own its respective interest in the [FLOATING RATE CLASS] Regular Interest previously deemed owned.
The [FLOATING RATE CLASS] certificates, representing a beneficial ownership in a portion of the Class FX Regular Interest and in the Swap Contract, may constitute positions in a straddle, in which case the straddle rules of Code Section 1092 would apply. A selling holder’s capital gain or loss with respect to such regular interest would be short term because the holding period would be tolled under the straddle rules. Similarly, capital gain or loss realized in connection with the termination of the applicable Swap Contract would be short term. If the holder of a [FLOATING RATE CLASS] certificate incurred or continued to incur indebtedness to acquire or hold such [FLOATING RATE CLASS] certificate, the holder would generally be required to capitalize a portion of the interest paid on such indebtedness until termination of the Swap Contract.
Pursuant to the PSA (i) the certificate administrator shall deliver or cause to be delivered the federal taxpayer identification number of the Grantor Trust that holds the Swap Contract on an IRS Form W-9 to the Swap Counterparty as soon as possible after the Swap Contract is entered into (but no later than the first Distribution Date under the Swap Contract; provided that the certificate administrator has received the applicable taxpayer identification number from the IRS by such date (and the certificate administrator is obligated to use its best efforts to obtain such taxpayer identification number from the IRS by such date)) and, if requested by the Swap Counterparty (unless not permitted under federal income tax law) an IRS Form W-8IMY, (ii) each non-exempt holder of a [FLOATING RATE CLASS] certificate will be obligated pursuant to the PSA to provide applicable certification to the certificate administrator (with copies sent or forwarded directly from such Certificateholder to the Swap Counterparty) to enable the certificate administrator to make payments to holders of [FLOATING RATE CLASS] certificates without federal withholding or backup withholding, and (iii) as authorized by the holders of [FLOATING RATE CLASS] certificates under the PSA, the certificate administrator may forward any such certification received to the Swap Counterparty if requested. If the above obligations are satisfied, under current law, no U.S. federal withholding or backup withholding taxes will be required to be deducted or withheld from payments by the Swap Counterparty to the issuing entity.]
Taxation of Class [PEZ] and Exchangeable Certificates
The portion of the issuing entity consisting of the Trust Components will be classified as a grantor trust under subpart E, part I of subchapter J of the Code, and the Class [PEZ] certificates and the Exchangeable Certificates will evidence undivided beneficial ownership of all or a portion of the related Trust Component or Trust Components. The holder of a Class [PEZ] certificate or Exchangeable Certificate representing beneficial ownership of more than one Trust Component should account separately for its interest in each Trust Component as a separate Regular Interest. See “—Taxation of Regular Interests” above. A purchaser of a Class [PEZ] certificate or Exchangeable Certificate must allocate its basis in such certificate among the Trust Components represented by such certificate in accordance with their relative fair market values as of the time of acquisition. Similarly, on the sale of a Class [PEZ] certificate or Exchangeable Certificate, the holder must allocate the amount received on the sale among the Trust Components in accordance with their relative fair market values as of the time of sale. Prospective beneficial owners of Class [PEZ] certificates and Exchangeable Certificates should consult their tax advisors as to the appropriate method of accounting for their interest in the Class [PEZ] certificates and Exchangeable Certificates.
[Exchangeable Certificates Representing Disproportionate Interests in Related Exchangeable Certificates
If a Class [PEZ] certificate or Exchangeable Certificate represents beneficial ownership of a disproportionate interest in the related Trust Components, then the tax consequences to the beneficial owner of the Class [PEZ] certificate or Exchangeable Certificate will be determined under Code Section 1286, as discussed under “—Alternative Characterization”, below.]
Alternative Characterization
Under the OID Regulations, if two or more debt instruments are issued in connection with the same transaction or related transaction (determined based on all the facts and circumstances), those debt instruments are treated as a single debt instrument for purposes of the provisions of the Code applicable to original issue discount, unless an exception applies. Under this rule, if a Class [PEZ] certificate or Exchangeable Certificate represents beneficial ownership of two or more Trust Components, those Trust Components could be treated as a single debt instrument for original issue discount purposes. In addition, if the two or more Trust Components underlying a Class [PEZ] certificate or Exchangeable Certificate were aggregated for original issue discount purposes and a beneficial owner of a Class [PEZ] certificate were to (i) exchange that Class [PEZ] certificate for separate Exchangeable Certificates, (ii) sell one of those separate Exchangeable Certificates and (iii) retain one or more of the remaining separate Exchangeable Certificates, the beneficial owner might be treated as having engaged in a “coupon stripping” or “bond stripping” transaction within the meaning of Code Section 1286. Under Code Section 1286, a beneficial owner of a Class [PEZ] certificates or Exchangeable Certificate that engages in a coupon stripping or bond stripping transaction must allocate its basis in the Class [PEZ] certificates between the separate Exchangeable Certificates sold and the separate Exchangeable Certificates retained in proportion to the relative fair market values of the related Trust Component or Trust Components as of the date of the stripping transaction. The beneficial owner then must recognize gain or loss on the separate Exchangeable Certificates sold using its basis allocable to the related Trust Component or Trust Components. Also, the beneficial owner then must treat the Trust Component or Trust Components relating to the separate Exchangeable Certificates retained as a newly issued debt instrument that was purchased for an amount equal to the beneficial owner’s basis allocable to that Trust Component or Trust Components. Accordingly, the beneficial owner must accrue interest and original issue discount with respect to the separate Exchangeable Certificates retained based on the beneficial owner’s basis in the related Trust Component or Trust Components.
As a result, when compared to treating each Trust Component underlying a Class [PEZ] certificate or Exchangeable Certificate as a separate debt instrument, aggregating the Trust Components underlying a Class [PEZ] certificate or Exchangeable Certificate could affect the timing and character of income recognized by a beneficial owner of a Class [PEZ] certificate or Exchangeable Certificate. Moreover, if Code Section 1286 were to apply to a beneficial owner of a Class [PEZ] certificate or Exchangeable Certificate, much of the information necessary to perform the related calculations for information reporting purposes generally would not be available to the trustee. Because it may not be clear whether the aggregation rule in the OID Regulations applies to the Class [PEZ] certificates and Exchangeable Certificates and due to the trustee’s lack of information necessary to report computations that might be required by Code Section 1286, the trustee will treat each Trust Component underlying a Class [PEZ] certificate or Exchangeable Certificate as a separate debt instrument for information reporting purposes. Prospective investors should note that, if the two or more Trust Components underlying a Class [PEZ] certificate or Exchangeable Certificate were aggregated, the timing of accruals of original issue discount applicable to a Class [PEZ] certificate or Exchangeable Certificate could be different than that reported to holders and the IRS. Prospective investors are advised to consult their own tax advisors regarding any possible tax consequences to them if the IRS were to assert that the Trust Components underlying the Class [PEZ] certificates or Exchangeable Certificates should be aggregated for original issue discount purposes.
Taxation of Exchange
 If a beneficial owner exchanges one or more separate classes of Exchangeable Certificates for a Class [PEZ] certificate, the exchange will not be taxable. Likewise, if a beneficial owner exchanges a Class [PEZ] certificate for one or more classes of separate Exchangeable Certificates, the exchange will not be taxable.]
[ADD DISCLOSURE FOR CURRENCY SWAP]
Taxes That May Be Imposed on a REMIC
Prohibited Transactions
Income from certain transactions by any Trust REMIC, called prohibited transactions, will not be part of the calculation of income or loss includible in the federal income tax returns of holders of the Class R certificates, but rather will be taxed directly to the Trust REMIC at a 100% rate. Prohibited transactions generally include (i) the disposition of a qualified mortgage other than for (a) substitution within two years of the Startup Day for a defective (including a defaulted) obligation (or repurchase in lieu of substitution of a defective (including a defaulted) obligation at any time) or for any qualified mortgage within three months of the Startup Day, (b) foreclosure, default or imminent default of a qualified mortgage, (c) bankruptcy or insolvency of the REMIC, or (d) a qualified (complete) liquidation, (ii) the receipt of income from assets that are not the type of mortgages or investments that the REMIC is permitted to hold, (iii) the receipt of compensation for services or (iv) the receipt of gain from disposition of cash flow investments other than pursuant to a qualified liquidation. Notwithstanding (i) and (iv), it is not a prohibited transaction to sell REMIC property to prevent a default on regular interests as a result of a default on qualified mortgages or to facilitate a qualified liquidation or a clean-up call. The REMIC Regulations indicate that the modification of a mortgage loan generally will not be treated as a disposition if it is occasioned by a default or reasonably foreseeable default, an assumption of a mortgage loan or the waiver of a “due-on-sale” or “due-on-encumbrance” clause. It is not anticipated that the Trust REMICs will engage in any prohibited transactions.
Contributions to a REMIC After the Startup Day
In general, a REMIC will be subject to a tax at a 100% rate on the value of any property contributed to the REMIC after the Startup Day. Exceptions are provided for cash contributions to the REMIC (i) during the three months following the Startup Day, (ii) made to a qualified reserve fund by a holder of a Class R certificate, (iii) in the nature of a guarantee, (iv) made to facilitate a qualified liquidation or clean-up call, and (v) as otherwise permitted in Treasury regulations yet to be issued. It is not anticipated that there will be any taxable contributions to the Trust REMICs.
Net Income from Foreclosure Property
The Lower-Tier REMIC will be subject to federal income tax at the corporate rate on “net income from foreclosure property”, determined by reference to the rules applicable to real estate investment trusts. Generally, property acquired by foreclosure or deed-in-lieu of foreclosure would be treated as “foreclosure property” until the close of the third calendar year beginning after the Lower-Tier REMIC’s acquisition of a REO Property, as applicable, with a possible extension. Net income from foreclosure property generally means gain from the sale of a foreclosure property that is inventory property and gross income from foreclosure property other than qualifying rents and other qualifying income for a real estate investment trust.
In order for a foreclosed property to qualify as foreclosure property, any operation of the foreclosed property by the Lower-Tier REMIC generally must be conducted through an independent contractor.

Further, such operation, even if conducted through an independent contractor, may give rise to “net income from foreclosure property”, taxable at the corporate rate. Payment of such tax by the Lower-Tier REMIC would reduce amounts available for distribution to Certificateholders.
The special servicer will be required to determine generally whether the operation of foreclosed property in a manner that would subject the Lower-Tier REMIC to such tax would be expected to result in higher after-tax proceeds than an alternative method of operating such property that would not subject the Lower-Tier REMIC to such tax.
Bipartisan Budget Act of 2015
The Bipartisan Budget Act of 2015 (the “2015 Budget Act”), which was enacted on November 2, 2015, includes new audit rules affecting entities treated as partnerships, their partners and the persons that are authorized to represent entities treated as partnerships in IRS audits and related procedures. Under the 2015 Budget Act, these rules will also apply to REMICs, the holders of their residual interests and the trustees authorized to represent REMICs in IRS audits and related procedures (“tax matters persons” or “TMPs”).
In addition to other changes, under the 2015 Budget Act, (1) unless a REMIC elects otherwise, taxes arising from IRS audit adjustments are required to be paid by the REMIC rather than by its residual interest holders, (2) a REMIC appoints one person to act as its sole representative in connection with IRS audits and related procedures and that representative’s actions, including agreeing to adjustments to REMIC taxable income, will be binding on residual interest holders more so than a tax matters person’s actions under the rules that were in place for taxable years before 2018 and (3) if the IRS makes an adjustment to a REMIC’s taxable year, the holders of residual interests for the audited taxable year may have to take the adjustment into account for the taxable year in which the adjustment is made rather than for the audited taxable year.
The certificate administrator will have the authority to utilize, and will be directed to utilize, any exceptions available under the new provisions (including any changes) and IRS regulations so that holders of Class R certificates, to the fullest extent possible, rather than each Trust REMIC itself, will be liable for any taxes arising from audit adjustments to each Trust REMIC’s taxable income. It is unclear how any such exceptions may affect the procedural rules available to challenge any audit adjustment that would otherwise be available in the absence of any such exceptions. Investors should discuss with their own tax advisors the possible effect of the new rules on them.
Taxation of Certain Foreign Investors
Interest, including original issue discount, distributable to the Regular Interestholders that are nonresident aliens, foreign corporations or other Non‑U.S. Tax Persons will be considered “portfolio interest” and, therefore, generally will not be subject to a 30% United States withholding tax; provided that such Non‑U.S. Tax Person (i) is not a “10 percent shareholder” within the meaning of Code Section 871(h)(3)(B) or a controlled foreign corporation described in Code Section 881(c)(3)(C) with respect to the REMIC and (ii) provides the certificate administrator, or the person that would otherwise be required to withhold tax from such distributions under Code Section 1441 or 1442, with an appropriate statement, signed under penalties of perjury, identifying the beneficial owner and stating, among other things, that the beneficial owner of the Regular Interest is a Non‑U.S. Tax Person. The appropriate documentation includes IRS Form W-8BEN-E or W-8BEN, if the Non‑U.S. Tax Person is an entity (such as a corporation) or individual, respectively, eligible for the benefits of the portfolio interest exemption or an exemption based on a treaty; IRS Form W-8ECI if the Non‑U.S. Tax Person is eligible for an exemption on the basis of its income from the Regular Interest being effectively connected to a United States trade or business; IRS Form W-8BEN-E or W-8IMY if the Non‑U.S. Tax Person is a trust, depending on whether such trust is classified as the beneficial owner of the Regular Interest; and Form W-8IMY, with supporting documentation as specified in the Treasury regulations, required to substantiate exemptions from withholding on behalf of its partners, if the Non‑U.S. Tax Person is a partnership. With respect to IRS Forms W-8BEN, W-8BEN-E, W‑8IMY and W‑8ECI, each (other than IRS Form W-8IMY) expires after three full calendar years or as otherwise provided by applicable law. An intermediary (other than a partnership) must provide IRS Form W-8IMY, revealing all required information, including its name, address, taxpayer identification number, the country under the laws of which it is created, and certification that it is not acting for its own account. A “qualified intermediary” must certify that it has provided, or will provide, a withholding statement as required under Treasury regulations Section 1.1441‑1(e)(5)(v), but need not disclose the identity of its account holders on its IRS Form W-8IMY, and may certify its account holders’ status without including each beneficial owner’s certification. A “non‑qualified intermediary” must additionally certify that it has provided, or will provide, a withholding statement that is associated with the appropriate IRS Forms W-8 and W‑9 required to substantiate exemptions from withholding on behalf of its beneficial owners. The term “intermediary” means a person acting as a custodian, a broker, nominee or otherwise as an agent for the beneficial owner of a Regular Interest. A “qualified intermediary” is generally a foreign financial institution or clearing organization or a non‑U.S. branch or office of a U.S. financial institution or clearing organization that is a party to a withholding agreement with the IRS.
If such statement, or any other required statement, is not provided, 30% withholding will apply unless reduced or eliminated pursuant to an applicable tax treaty or unless the interest on the Regular Interest is effectively connected with the conduct of a trade or business within the United States by such Non‑U.S. Tax Person. In the latter case, such Non‑U.S. Tax Person will be subject to United States federal income tax at regular rates. Investors that are Non‑U.S. Tax Persons should consult their own tax advisors regarding the specific tax consequences to them of owning a Regular Interest.
A “Non-U.S. Tax Person” is a person other than a U.S. Tax Person.
A “U.S. Tax Person” is a citizen or resident of the United States, a corporation or partnership (except to the extent provided in applicable Treasury regulations) or other entity created or organized in, or under the laws of, the United States, any state of the United States or the District of Columbia, including any entity treated as a corporation or partnership for federal income tax purposes, an estate whose income is subject to United States federal income tax regardless of its source or a trust if a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. Tax Persons have the authority to control all substantial decisions of such trust (or, to the extent provided in applicable Treasury regulations, certain trusts in existence on August 20, 1996 that have elected to be treated as U.S. Tax Persons).
FATCA
Under the “Foreign Account Tax Compliance Act” (“FATCA”) provisions of the Hiring Incentives to Restore Employment Act, a 30% withholding tax is generally imposed on certain payments, including U.S.-source interest and, beginning on January 1, 2019, gross proceeds from the disposition of debt obligations that give rise to U.S.-source interest, to “foreign financial institutions” and certain other foreign financial entities if those foreign entities fail to comply with the requirements of FATCA. The certificate administrator will be required to withhold amounts under FATCA on payments made to holders who are subject to the FATCA requirements and who fail to provide the certificate administrator with proof that they have complied with such requirements. Prospective investors should consult their tax advisors regarding the applicability of FATCA to their certificates.
Backup Withholding
Distributions made on the certificates, and proceeds from the sale of the certificates to or through certain brokers, may be subject to a “backup” withholding tax under Code Section 3406 on “reportable payments” (including interest distributions, original issue discount and, under certain circumstances, principal distributions) unless the Certificateholder is a U.S. Tax Person and provides IRS Form W-9 with the correct taxpayer identification number; in the case of the Regular Interests, is a Non‑U.S. Tax Person and provides IRS Form W-8BEN or W-8BEN-E, as applicable, identifying the Non‑U.S. Tax Person and stating that the beneficial owner is not a U.S. Tax Person; or can be treated as an exempt recipient within the meaning of Treasury regulations Section 1.6049‑4(c)(1)(ii). Any amounts to be withheld from distribution on the certificates would be refunded by the IRS or allowed as a credit against the

Certificateholder’s federal income tax liability. Information reporting requirements may also apply regardless of whether withholding is required. Holders are urged to contact their own tax advisors regarding the application to them of backup withholding and information reporting.
Information Reporting
Holders who are individuals (and certain domestic entities that are formed or availed of for purposes of holding, directly or indirectly, “specified foreign financial assets”) may be subject to certain foreign financial asset reporting obligations with respect to their certificates held through a financial account maintained by a foreign financial institution if the aggregate value of their certificates and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your certificates.
3.8% Medicare Tax on “Net Investment Income”
Certain non‑corporate U.S. holders will be subject to an additional 3.8% tax on all or a portion of their “net investment income”, which may include the interest payments and any gain realized with respect to the certificates, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.
Reporting Requirements
Each Trust REMIC will be required to maintain its books on a calendar year basis and to file federal income tax returns in a manner similar to a partnership. The form for such returns is IRS Form 1066, U.S. Real Estate Mortgage Investment Conduit (REMIC) Income Tax Return. The trustee will be required to sign each Trust REMIC’s returns.
Reports of accrued interest, original issue discount, if any, and information necessary to compute the accrual of any market discount on the Regular Interests will be made annually to the IRS and to individuals, estates, non-exempt and non-charitable trusts, and partnerships that are either Regular Interestholders or beneficial owners that own Regular Interests through a broker or middleman as nominee. All brokers, nominees and all other nonexempt Regular Interestholders (including corporations, non-calendar year taxpayers, securities or commodities dealers, placement agents, real estate investment trusts, investment companies, common trusts, thrift institutions and charitable trusts) may request such information for any calendar quarter by telephone or in writing by contacting the person designated in IRS Publication 938 with respect to the REMIC. Holders through nominees must request such information from the nominee.
[[FOR GRANTOR TRUSTS] Under these regulations, the certificate administrator will be required to file IRS Form 1099 (or any successor form) with the IRS with respect to holders of [Class [PEZ] certificates and Exchangeable Certificates] [FLOATING RATE CLASS] [ARD Class] who are not “exempt recipients” (a term that includes corporations, trusts, securities dealers, middlemen and certain other non-individuals) and do not hold such certificates through a middleman, to report the issuing entity’s gross income and, in certain circumstances, unless the certificate administrator reports under the safe harbor as described in the last sentence of this paragraph, if any assets of the issuing entity were disposed of or certificates are sold in secondary market sales, the portion of the gross proceeds relating to the assets of the issuing entity that are attributable to such holder. The same requirements would be imposed on middlemen holding such certificates on behalf of the related holders. Under certain circumstances, the certificate administrator may report under the safe harbor for widely-held mortgage trusts, as such term is defined under Treasury regulations Section 1.671-5.

These regulations also require that the certificate administrator make available information regarding interest income and information necessary to compute any original issue discount to (i) exempt recipients (including middlemen) and non-calendar year taxpayers, upon request, in accordance with the requirements of the regulations and (ii) Certificateholders who do not hold their certificates through a middleman. The information must be provided to parties specified in clause (i) on or before the later of the [44th] [30th] day after the close of the calendar year to which the request relates and [28] [14] days after the receipt of the request. The information must be provided to parties specified in clause (ii) on or before March 15 of the calendar year for which the statement is being furnished.]]
DUE TO THE COMPLEXITY OF THESE RULES AND THE CURRENT UNCERTAINTY AS TO THE MANNER OF THEIR APPLICATION TO THE ISSUING ENTITY AND CERTIFICATEHOLDERS, IT IS PARTICULARLY IMPORTANT THAT POTENTIAL INVESTORS CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX TREATMENT OF THEIR ACQUISITION, OWNERSHIP AND DISPOSITION OF THE CERTIFICATES.
CERTAIN STATE AND LOCAL AND FOREIGN TAX CONSIDERATIONS
In addition to the federal income tax consequences described in “Material Federal Income Tax Considerations” above, purchasers of Offered Certificates should consider the state and local and foreign income tax consequences of the acquisition, ownership, and disposition of the Offered Certificates. State and local and foreign income tax law may differ substantially from the corresponding federal law, and this discussion does not purport to describe any aspect of the income tax laws of any state, locality or foreign jurisdiction.
It is possible that one or more jurisdictions may attempt to tax nonresident holders of offered certificates solely by reason of the location in that jurisdiction of the depositor, the trustee, the certificate administrator, the sponsors, a related borrower or a mortgaged property or on some other basis, may require nonresident holders of certificates to file returns in such jurisdiction or may attempt to impose penalties for failure to file such returns; and it is possible that any such jurisdiction will ultimately succeed in collecting such taxes or penalties from nonresident holders of offered certificates. We cannot assure you that holders of offered certificates will not be subject to tax in any particular state, local or other taxing jurisdiction.
You should consult with your tax advisor with respect to the various state, local and foreign, and any other, tax consequences of an investment in the Offered Certificates.
METHOD OF DISTRIBUTION (UNDERWRITER)
Subject to the terms and conditions set forth in an underwriting agreement (the “Underwriting Agreement”), among the depositor and the underwriters, the depositor has agreed to sell to the underwriters, and the underwriters have severally, but not jointly, agreed to purchase from the depositor the respective Certificate Balance or the Notional Amount, as applicable, of each class of Offered Certificates set forth below subject in each case to a variance of 5%.

Class	Goldman Sachs & Co. LLC	[OTHER UNDERWRITERS]

The Underwriting Agreement provides that the obligations of the underwriters will be subject to certain conditions precedent and that the underwriters will be obligated to purchase all Offered Certificates if any are purchased. In the event of a default by any underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriter(s) may be increased or the Underwriting Agreement may be terminated.
The parties to the PSA have severally agreed to indemnify the underwriters, and the underwriters have agreed to indemnify the depositor and controlling persons of the depositor, against certain liabilities, including liabilities under the Securities Act, and will contribute to payments required to be made in respect of these liabilities.
[IF NOT A FIRM COMMITMENT UNDERWRITING, DESCRIBE TERMS OF BEST EFFORTS UNDERWRITING, OR PLACEMENT AGENCY ARRANGEMENT OR DIRECT OFFERING BY DEPOSITOR, PROVIDED THAT ANY CONTINUOUS OFFERING MUST BE AN “ALL OR NOTHING” OFFERING. IF APPLICABLE, DESCRIBE SALES OF SECURITIES TO ANY LOAN SELLERS BY THE UNDERWRITERS]
The depositor has been advised by the underwriters that they propose to offer the Offered Certificates to the public from time to time in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of sale. [MODIFY THIS DISCLOSURE IF A FIXED PRICE OFFERING] Proceeds to the depositor from the sale of Offered Certificates will be approximately [___]% of the initial aggregate Certificate Balance of the Offered Certificates, plus accrued interest on the Offered Certificates from [______], before deducting expenses payable by the depositor. The underwriters may effect the transactions by selling the Offered Certificates to or through dealers, and the dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriters. In connection with the purchase and sale of the Offered Certificates, the underwriters and dealers may be deemed to have received compensation from the depositor in the form of underwriting discounts and commissions.
Expenses payable by the depositor are estimated at $[__], excluding underwriting discounts and commissions.
We anticipate that the Offered Certificates will be sold primarily to institutional investors. Purchasers of Offered Certificates, including dealers, may, depending on the facts and circumstances of those purchases, be deemed to be “underwriters” within the meaning of the Securities Act in connection with reoffers and resales by them of Offered Certificates. If you purchase Offered Certificates, you should consult with your legal advisors in this regard prior to any reoffer or resale. The underwriters expect to make, but are not obligated to make, a secondary market in the Offered Certificates. See “Risk Factors—Other Risks Relating to the Certificates—The Certificates May Have Limited Liquidity and the Market Value of the Certificates May Decline”.
The primary source of ongoing information available to investors concerning the Offered Certificates will be the monthly statements discussed under “Description of the Certificates—Reports to

Certificateholders [and the RR Interest Owner]; Certain Available Information”. We cannot assure you that any additional information regarding the Offered Certificates will be available through any other source. In addition, we are not aware of any source through which price information about the Offered Certificates will be generally available on an ongoing basis. The limited nature of that information regarding the Offered Certificates may adversely affect the liquidity of the Offered Certificates, even if a secondary market for the Offered Certificates becomes available.
Goldman Sachs & Co. LLC, one of the underwriters, is an affiliate of the depositor and an affiliate of one of the sponsors. [________], one of the underwriters, is an affiliate of one of the sponsors. [___________], one of the underwriters, is an affiliate of one of the sponsors.
A substantial portion of the net proceeds of this offering (after the payment of underwriting compensation and transaction expenses) is expected to be directed to affiliates of Goldman Sachs & Co. LLC, [_______] and [_________], which are underwriters for this offering. That flow of funds will occur by means of the collective effect of the payment by the underwriters to the depositor, an affiliate of Goldman Sachs & Co. LLC, of the purchase price for the Offered Certificates, the payment described in the next paragraph and the following payments:  (i) the payment by the depositor to GSMC, an affiliate of Goldman Sachs & Co. LLC, in its capacity as a sponsor, of the purchase price for the mortgage loans to be sold to the depositor by GSMC, (ii) the payment by the depositor to [________], an affiliate of [___________], in its capacity as a sponsor, of the purchase price for the mortgage loans sold to the depositor by [___________] and (iii) the payment by the depositor to [__________], an affiliate of [___________], in its capacity as a sponsor, of the purchase price for the mortgage loan sold to the depositor by [________]. See “Transaction Parties—The Sponsors and Mortgage Loan Sellers”.
As a result of the circumstances described above in this paragraph and the prior paragraph, [__________], [__________] and [___________] have a “conflict of interest” within the meaning of Rule 5121 of the consolidated rules of The Financial Industry Regulatory Authority, Inc. In addition, other circumstances exist that result in the underwriters or their affiliates having conflicts of interest, notwithstanding that such circumstances may not constitute a “conflict of interest” within the meaning of such Rule 5121. See “Risk Factors—Risks Related to Conflicts of Interest—Interests and Incentives of the Underwriter Entities May Not Be Aligned With Your Interests”.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
 [The following documents filed by the date of the filing of this prospectus filed in accordance with Rule 424(h) or Rule 424(b), as applicable, under the Securities Act are incorporated by reference into this prospectus:

(1) The disclosures filed as exhibits to Form ABS–EE in accordance with Items 601(b)(102) and Item 601(b)(103) of Regulation S–K under the Securities Act;

(2) ADDITIONAL DOCUMENTS INCORPORATED BY REFERENCE].
All reports filed or caused to be filed by the depositor with respect to the issuing entity before the termination of this offering pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934, as amended, that relate to the Offered Certificates (other than Annual Reports on Form 10-K) will be deemed to be incorporated by reference into this prospectus[, except that if a Non-Serviced PSA is entered into after termination of this offering, any Current Report on Form 8-K filed after termination of this offering that includes as an exhibit such Non-Serviced PSA will be deemed to be incorporated by reference into this prospectus.
The depositor will provide or cause to be provided without charge to each person to whom this prospectus is delivered in connection with this offering (including beneficial owners of the Offered Certificates), upon written or oral request of that person, a copy of any or all documents or reports incorporated in this prospectus by reference, in each case to the extent the documents or reports relate to the Offered Certificates, other than the exhibits to those documents (unless the exhibits are specifically incorporated by reference in those documents). Requests to the depositor should be directed in writing to its principal executive offices at 200 West Street, New York, New York 10282, Attention: Leah Nivison, or by telephone at (212) 902-1000.
WHERE YOU CAN FIND MORE INFORMATION
The depositor has filed a Registration Statement on Form SF-3 (SEC File No. [______]) (the “Registration Statement”) relating to multiple series of CMBS, including the Offered Certificates, with the SEC.  This prospectus will form a part of the Registration Statement, but the Registration Statement includes additional information. Copies of the Registration Statement and other materials filed with or furnished to the SEC, including Distribution Reports on Form 10-D, Annual Reports on Form 10-K, Current Reports on Form 8-K, Forms ABS-15G, and any amendments to these reports may be read and copied at the Public Reference Section of the SEC, 100 F Street N.W., Washington, D.C. 20549, on official business days between the hours of 10:00 a.m. and 3:00 p.m. Information regarding the operation of the Public Reference Room may be obtained by calling the SEC at 1‑800‑SEC‑0330. The SEC also maintains an internet site at “http://www.sec.gov” at which you can view and download copies of reports, proxy and information statements and other information filed or furnished electronically through the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The SEC maintains computer terminals providing access to the EDGAR system at each of the offices referred to above.
The depositor has met the registrant requirements of Section I.A.1. of the General Instructions to the Registration Statement.
Copies of all reports of the issuing entity on Forms 10-D, 10-K, 8-K and ABS-EE will also be made available on the website of the [trustee][certificate administrator] as soon as reasonably practicable after these materials are electronically filed with or furnished to the SEC through the EDGAR system.
FINANCIAL INFORMATION
The issuing entity will be newly formed and will not have engaged in any business activities or have any assets or obligations prior to the issuance of the Offered Certificates. Accordingly, no financial statements with respect to the issuing entity are included in this prospectus.
The depositor has determined that its financial statements will not be material to the offering of the Offered Certificates.
CERTAIN ERISA CONSIDERATIONS
General
The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Code Section 4975 impose certain requirements on retirement plans, and on certain other employee benefit plans and arrangements, including individual retirement accounts and annuities, Keogh plans, collective investment funds, insurance company separate accounts and some insurance company general accounts in which those plans, accounts or arrangements are invested that are subject to the fiduciary responsibility provisions of ERISA or to Code Section 4975 (all of which are referred to as “Plans”), and on persons who are fiduciaries with respect to Plans, in connection with the investment of Plan assets. Certain employee benefit plans, such as governmental plans (as defined in ERISA Section 3(32)), and, if no election has been made under Code Section 410(d), church plans (as defined in Section 3(33) of ERISA) are not subject to ERISA requirements. However, those plans may be subject to the provisions of other applicable federal, state or local law (“Similar Law”) materially similar to the foregoing provisions of ERISA or the Code. Moreover, those plans, if qualified and exempt from taxation under Code Sections 401(a) and 501(a), are subject to the prohibited transaction rules set forth in Code Section 503.

ERISA generally imposes on Plan fiduciaries certain general fiduciary requirements, including those of investment prudence and diversification and the requirement that a Plan’s investments be made in accordance with the documents governing the Plan. In addition, ERISA and the Code prohibit a broad range of transactions involving assets of a Plan and persons (“Parties in Interest”) who have certain specified relationships to the Plan, unless a statutory, regulatory or administrative exemption is available. Certain Parties in Interest that participate in a prohibited transaction may be subject to an excise tax imposed pursuant to Code Section 4975, unless a statutory, regulatory or administrative exemption is available. These prohibited transactions generally are set forth in Section 406 of ERISA and Code Section 4975. Special caution should be exercised before the assets of a Plan are used to purchase an offered certificate if, with respect to those assets, the depositor, any servicer or the trustee or any of their affiliates, either: (a) has investment discretion with respect to the investment of those assets of that Plan; or (b) has authority or responsibility to give, or regularly gives, investment advice with respect to those assets for a fee and pursuant to an agreement or understanding that the advice will serve as a primary basis for investment decisions with respect to those assets and that the advice will be based on the particular investment needs of the Plan; or (c) is an employer maintaining or contributing to the Plan.
Before purchasing any offered certificates with Plan assets, a Plan fiduciary should consult with its counsel and determine whether there exists any prohibition to that purchase under the requirements of ERISA or Code Section 4975, whether any prohibited transaction class exemption or any individual administrative prohibited transaction exemption (as described below) applies, including whether the appropriate conditions set forth in those exemptions would be met, or whether any statutory prohibited transaction exemption is applicable. Fiduciaries of plans subject to a Similar Law should consider the need for, and the availability of, an exemption under such applicable Similar Law.
Plan Asset Regulations
A Plan’s investment in offered certificates may cause the assets of the issuing entity to be deemed Plan assets. Section 2510.3‑101 of the regulations of the United States Department of Labor (“DOL”), as modified by Section 3(42) of ERISA, provides that when a Plan acquires an equity interest in an entity, the Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless certain exceptions not applicable to this discussion apply, or unless the equity participation in the entity by “benefit plan investors” (that is, Plans and entities whose underlying assets include plan assets) is not “significant”. For this purpose, in general, equity participation in an entity will be “significant” on any date if, immediately after the most recent acquisition of any certificate, 25% or more of the total value of any class of certificates is held by benefit plan investors.
In general, any person who has discretionary authority or control respecting the management or disposition of Plan assets, and any person who provides investment advice with respect to those assets for a fee, is a fiduciary of the investing Plan. If the assets of the issuing entity constitute Plan assets, then any party exercising management or discretionary control regarding those assets, such as a master servicer, a special servicer or any sub‑servicer, may be deemed to be a Plan “fiduciary” with respect to the investing Plan, and thus subject to the fiduciary responsibility provisions and prohibited transaction provisions of ERISA and Code Section 4975. In addition, if the assets of the issuing entity constitute Plan assets, the purchase of offered certificates by a Plan, as well as the operation of the issuing entity, may constitute or involve a prohibited transaction under ERISA or the Code.
Administrative Exemptions
The U.S. Department of Labor has issued to Goldman Sachs & Co. LLC an individual prohibited transaction exemption, Prohibited Transaction Exemption 89-88 (October 17, 1989) as amended by PTE 2013-08 (July 9, 2013) (the “Exemption”). The Exemption generally exempts from the application of the prohibited transaction provisions of Sections 406 and 407 of ERISA, and the excise taxes imposed on prohibited transactions pursuant to Code Sections 4975(a) and (b), certain transactions, among others, relating to the servicing and operation of pools of mortgage loans, such as the pool of mortgage loans held by the issuing entity, and the purchase, sale and holding of mortgage pass‑through certificates, such as the Offered Certificates, underwritten by Goldman Sachs & Co. LLC, provided that certain conditions set forth in the Exemption are satisfied. The depositor expects that the Exemption generally will apply to the Offered Certificates.
The Exemption sets forth five general conditions that must be satisfied for a transaction involving the purchase, sale and holding of the Offered Certificates to be eligible for exemptive relief. First, the acquisition of the Offered Certificates by a Plan must be on terms (including the price paid for the Offered Certificates) that are at least as favorable to the Plan as they would be in an arm’s‑length transaction with an unrelated party. Second, the Offered Certificates at the time of acquisition by the Plan must be rated in one of the four highest generic rating categories by at least one NRSRO that meets the requirements of the Exemption (an “Exemption Rating Agency”). Third, the trustee cannot be an affiliate of any other member of the Restricted Group other than an underwriter. The “Restricted Group” consists of any underwriter, the depositor, the trustee, the master servicer, the special servicer, any sub-servicer, any entity that provides insurance or other credit support to the issuing entity and any borrower with respect to mortgage loans constituting more than 5% of the aggregate unamortized principal balance of the mortgage loans as of the date of initial issuance of the Offered Certificates, and any affiliate of any of the foregoing entities. Fourth, the sum of all payments made to and retained by the underwriters must represent not more than reasonable compensation for underwriting the Offered Certificates, the sum of all payments made to and retained by the depositor pursuant to the assignment of the mortgage loans to the issuing entity must represent not more than the fair market value of the mortgage loans and the sum of all payments made to and retained by the master servicer, the special servicer and any sub-servicer must represent not more than reasonable compensation for that person’s services under the PSA and reimbursement of the person’s reasonable expenses in connection therewith. Fifth, the investing Plan must be an accredited investor as defined in Rule 501(a)(1) of Regulation D under the Securities Act.
It is a condition of the issuance of the Offered Certificates that they have the ratings described above required by the Exemption and the depositor believes that each of the Rating Agencies qualifies as an Exemption Rating Agency. Consequently, the second general condition set forth above will be satisfied with respect to the Offered Certificates as of the Closing Date. As of the Closing Date, the third general condition set forth above will be satisfied with respect to the Offered Certificates. In addition, the depositor believes that the fourth general condition set forth above will be satisfied with respect to the Offered Certificates. A fiduciary of a Plan contemplating purchasing an Offered Certificate in the secondary market must make its own determination that, at the time of purchase, the Offered Certificates continue to satisfy the second general condition set forth above. A fiduciary of a Plan contemplating purchasing an Offered Certificate, whether in the initial issuance of the Offered Certificates or in the secondary market, must make its own determination that the first and fifth general conditions set forth above will be satisfied with respect to the related Offered Certificate.
The Exemption also requires that the issuing entity meet the following requirements: (1) the issuing entity must consist solely of assets of the type that have been included in other investment pools; (2) certificates in those other investment pools must have been rated in one of the four highest categories by at least one of the Exemption Rating Agencies for at least one year prior to the Plan’s acquisition of Offered Certificates; and (3) certificates in those other investment pools must have been purchased by investors other than Plans for at least one year prior to any Plan’s acquisition of Offered Certificates.
The depositor believes that the conditions to the applicability of the Exemption will generally be met with respect to the Offered Certificates, other than those conditions which are dependent on facts unknown to the depositor or which it cannot control, such as those relating to the circumstances of the Plan purchaser or the Plan fiduciary making the decision to purchase any such Offered Certificates.
If the general conditions of the Exemption are satisfied, the Exemption may provide an exemption from the restrictions imposed by Sections 406(a) and 407(a) of ERISA (as well as the excise taxes imposed by Code Sections 4975(a) and (b) by reason of Code Sections 4975(c)(1)(A) through (D)) in connection with (1) the direct or indirect sale, exchange or transfer of Offered Certificates in the initial issuance of certificates between the depositor or the underwriters and a Plan when the depositor, any of the underwriters, the trustee, the master servicer, the special servicer, a sub-servicer or a borrower is a party in interest with respect to the investing Plan, (2) the direct or indirect acquisition or disposition in the secondary market of the Offered Certificates by an Plan and (3) the holding of Offered Certificates by a

Plan. However, no exemption is provided from the restrictions of Sections 406(a)(1)(E), 406(a)(2) and 407 of ERISA for the acquisition or holding of an Offered Certificate on behalf of an “Excluded Plan” by any person who has discretionary authority or renders investment advice with respect to the assets of the Excluded Plan. For purposes of this prospectus, an “Excluded Plan” is a Plan sponsored by any member of the Restricted Group.
If certain specific conditions of the Exemption are also satisfied, the Exemption may provide an exemption from the restrictions imposed by Sections 406(b)(1) and (b)(2) of ERISA and the taxes imposed by Code Section 4975(c)(1)(E) in connection with (1) the direct or indirect sale, exchange or transfer of Offered Certificates in the initial issuance of certificates between the depositor or the underwriters and a Plan when the person who has discretionary authority or renders investment advice with respect to the investment of Plan assets in those certificates is (a) a borrower with respect to 5% or less of the fair market value of the mortgage loans or (b) an affiliate of that person, (2) the direct or indirect acquisition or disposition in the secondary market of Offered Certificates by a Plan and (3) the holding of Offered Certificates by a Plan.
Further, if certain specific conditions of the Exemption are satisfied, the Exemption may provide an exemption from the restrictions imposed by Sections 406(a), 406(b) and 407(a) of ERISA, and the taxes imposed by Code Sections 4975(a) and (b) by reason of Code Section 4975(c) for transactions in connection with the servicing, management and operation of the pool of mortgage loans.
A fiduciary of a Plan should consult with its counsel with respect to the applicability of the Exemption. The fiduciary of a plan not subject to ERISA or Code Section 4975, such as a governmental plan, should determine the need for and availability of exemptive relief under applicable Similar Law. A purchaser of an Offered Certificate should be aware, however, that even if the conditions specified in one or more exemptions are satisfied, the scope of relief provided by an exemption may not cover all acts which might be construed as prohibited transactions.
Insurance Company General Accounts
Sections I and III of Prohibited Transaction Class Exemption (“PTCE”) 95‑60 exempt from the application of the prohibited transaction provisions of Sections 406(a), 406(b) and 407(a) of ERISA and Code Section 4975 transactions in connection with the acquisition of a security (such as a certificate issued by the issuing entity) as well as the servicing, management and operation of a trust (such as the issuing entity) in which an insurance company general account has an interest as a result of its acquisition of certificates issued by the issuing entity, provided that certain conditions are satisfied. If these conditions are met, insurance company general accounts investing assets that are treated as assets of Plans would be allowed to purchase certain classes of certificates which do not meet the ratings requirements of the Exemption. All other conditions of the Exemption would have to be satisfied in order for PTCE 95‑60 to be available. Before purchasing any class of offered certificates, an insurance company general account seeking to rely on Sections I and III of PTCE 95‑60 should itself confirm that all applicable conditions and other requirements have been satisfied.
Section 401(c) of ERISA provides certain exemptive relief from the provisions of Part 4 of Title I of ERISA and Code Section 4975, including the prohibited transaction restrictions imposed by ERISA and the related excise taxes imposed by the Code, for transactions involving an insurance company general account. Pursuant to Section 401(c) of ERISA, the DOL issued regulations (“401(c) Regulations”), generally effective July 5, 2001, to provide guidance for the purpose of determining, in cases where insurance policies supported by an insurance company’s general account are issued to or for the benefit of a Plan on or before December 31, 1998, which general account assets constitute Plan assets. Any assets of an insurance company general account which support insurance policies issued to a Plan after December 31, 1998 or issued to Plans on or before December 31, 1998 for which the insurance company does not comply with the 401(c) Regulations may be treated as Plan assets. In addition, because Section 401(c) of ERISA does not relate to insurance company separate accounts, separate account assets are still generally treated as Plan assets of any Plan invested in that separate account. Insurance companies contemplating the investment of general account assets in the offered certificates should consult with their counsel with respect to the applicability of Section 401(c) of ERISA.
Due to the complexity of these rules and the penalties imposed upon persons involved in prohibited transactions, it is particularly important that potential investors who are Plan fiduciaries or who are investing Plan assets consult with their counsel regarding the consequences under ERISA and the Code of their acquisition and ownership of certificates.
THE SALE OF OFFERED CERTIFICATES TO A PLAN IS IN NO RESPECT A REPRESENTATION BY THE DEPOSITOR OR ANY OF THE UNDERWRITERS THAT THIS INVESTMENT MEETS ANY RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY PLANS GENERALLY OR ANY PARTICULAR PLAN, OR THAT THIS INVESTMENT IS APPROPRIATE FOR PLANS GENERALLY OR ANY PARTICULAR PLAN.
LEGAL INVESTMENT
[SPECIFY CLASSES] [None of the] classes of Offered Certificates will constitute “mortgage related securities” for purposes of the Secondary Mortgage Market Enhancement Act of 1984, as amended (“SMMEA”). Generally, the only classes of Offered Certificates which will qualify as “mortgage related securities” will be those that (1) are rated in one of the two highest rating categories by at least one nationally recognized statistical rating organization, as defined in Section 3(a)(62) of the Exchange Act (“NRSRO”); and (2) are part of a series evidencing interests in a trust consisting of loans originated by certain types of originators specified in SMMEA and secured by first liens on real estate.
Although Section 939(e) of the Dodd‑Frank Act amended SMMEA, effective July 21, 2012, so as to require the SEC to establish creditworthiness standards by that date in substitution for the foregoing ratings test, the SEC has neither proposed nor adopted a rule establishing new creditworthiness standards for purposes of SMMEA as of the date of this prospectus. However, the SEC has issued a transitional interpretation (Release No. 34-67448 (effective July 20, 2012)), which provides that, until such time as final rules establishing new standards of creditworthiness become effective, the standard of creditworthiness for purposes of the definition of the term “mortgage related security” is a security that is rated in one of the two highest rating categories by at least one NRSRO. Depending on the standards of creditworthiness that are ultimately established by the SEC, it is possible that certain classes of Offered Certificates specified to be “mortgage related securities” for purposes of SMMEA may no longer qualify as such as of the time such new standards are effective.
The appropriate characterization of the Offered Certificates under various legal investment restrictions, and thus the ability of investors subject to those restrictions to purchase the Offered Certificates, are subject to significant interpretive uncertainties. We make no representation as to the proper characterization of the Offered Certificates for legal investment, financial institution regulatory, or other purposes, or as to the ability of particular investors to purchase any Offered Certificates under applicable legal investment restrictions. Further, any ratings downgrade of a class of Offered Certificates by an NRSRO to less than an “investment grade” rating (i.e., lower than the top four rating categories) may adversely affect the ability of an investor to purchase or retain, or otherwise impact the regulatory characteristics of, that class. The uncertainties described above (and any unfavorable future determinations concerning the legal investment or financial institution regulatory characteristics of the Offered Certificates) may adversely affect the liquidity and market value of the Offered Certificates.
Accordingly, if your investment activities are subject to legal investment laws and regulations, regulatory capital requirements, or review by regulatory authorities, you should consult with your own legal advisors in determining whether and to what extent the Offered Certificates constitute legal investments or are subject to investment, capital, or other regulatory restrictions.
The issuing entity will not be registered under the Investment Company Act of 1940, as amended. The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended contained in Section 3(c)(5) of the Investment Company Act of 1940, as amended, or Rule 3a-7 under the Investment Company Act of 1940, as amended, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd‑Frank Act.
LEGAL MATTERS
The validity of the certificates and material federal income tax matters will be passed upon for the depositor by Cadwalader, Wickersham & Taft LLP. Certain legal matters will be passed upon for the underwriters by [________].
RATINGS
It is a condition to their issuance that the Offered Certificates receive investment grade credit ratings from each of the [__] Rating Agencies.
We are not obligated to maintain any particular rating with respect to any class of Offered Certificates. Changes affecting the Mortgaged Properties, the parties to the PSA or another person may have an adverse effect on the ratings of the Offered Certificates, and thus on the liquidity, market value and regulatory characteristics of the Offered Certificates, although such adverse changes would not necessarily be an event of default under the applicable Mortgage Loan.
The ratings address the likelihood of full and timely receipt by the Certificateholders of all distributions of interest at the applicable Pass-Through Rate on the Offered Certificates to which they are entitled on each distribution date and the ultimate payment in full of the Certificate Balance of each class of Offered Certificates on a date that it not later than the Rated Final Distribution Date with respect to such class of certificates. The Rated Final Distribution Date will be the distribution date in [RATED FINAL DISTRIBUTION DATE]. See “Yield, Prepayment and Maturity Considerations” and “Pooling and Servicing Agreement—Advances”. Any ratings of each Offered Certificates should be evaluated independently from similar ratings on other types of securities.
The ratings are not a recommendation to buy, sell or hold securities, a measure of asset value or an indication of the suitability of an investment, and may be subject to revision or withdrawal at any time by any Rating Agency. In addition, these ratings do not address: (a) the likelihood, timing, or frequency of prepayments (both voluntary and involuntary) and their impact on interest payments or the degree to which such prepayments might differ from those originally anticipated, (b) the possibility that a Certificateholder might suffer a lower than anticipated yield, (c) the likelihood of receipt of yield maintenance charges, prepayment charges, prepayment premiums, prepayment fees or penalties, default interest or post-anticipated repayment date additional interest, (d) the likelihood of experiencing any Prepayment Interest Shortfalls, an assessment of whether or to what extent the interest payable on any class of Offered Certificates may be reduced in connection with any Prepayment Interest Shortfalls, or of receiving Compensating Interest Payments, (e) the tax treatment of the Offered Certificates or effect of taxes on the payments received, (f) the likelihood or willingness of the parties to the respective documents to meet their contractual obligations or the likelihood or willingness of any party or court to enforce, or hold enforceable, the documents in whole or in part, (g) an assessment of the yield to maturity that investors may experience, (h) the likelihood, timing or receipt of any payments of interest to the holders of the Offered Certificates resulting from an increase in the interest rate on any Mortgage Loan in connection with a Mortgage Loan modification, waiver or amendment, (i) Excess Interest, or (j) other non-credit risks, including, without limitation, market risks or liquidity.
The ratings take into consideration the credit quality of the underlying Mortgaged Properties and the Mortgage Loans, structural and legal aspects associated with the Offered Certificates, and the extent to which the payment stream of the Mortgage Loans is adequate to make payments required under the Offered Certificates. However, as noted above, the ratings do not represent an assessment of the likelihood, timing or frequency of principal prepayments (both voluntary and involuntary) by the borrowers, or the degree to which such prepayments might differ from those originally anticipated. In general, the ratings address credit risk and not prepayment risk. Ratings are forward-looking opinions about credit risk and express an agency’s opinion about the ability and willingness of an issuer of securities to meet its financial obligations in full and on time. Ratings are not indications of investment merit. In addition, the ratings do not represent an assessment of the yield to maturity that investors may experience or the possibility that investors might not fully recover their initial investment in the event of delinquencies or defaults or rapid prepayments on the Mortgage Loans (including both voluntary and involuntary prepayments) or the application of any realized losses. In the event that holders of such certificates do not fully recover their investment as a result of rapid principal prepayments on the Mortgage Loans, all amounts “due” to such holders will nevertheless have been paid, and such result is consistent with the ratings assigned to such certificates. As indicated in this prospectus, holders of the certificates with Notional Amounts are entitled only to payments of interest on the related Mortgage Loans. If the Mortgage Loans were to prepay in the initial month, with the result that the holders of the certificates with Notional Amounts receive only a single month’s interest and therefore, suffer a nearly complete loss of their investment, all amounts “due” to such holders will nevertheless have been paid, and such result is consistent with the rating received on those certificates. The Notional Amounts of the certificates with Notional Amounts on which interest is calculated may be reduced by the allocation of realized losses and prepayments, whether voluntary or involuntary. The ratings do not address the timing or magnitude of reductions of such Notional Amount, but only the obligation to pay interest timely on the Notional Amount, as so reduced from time to time. Therefore, the ratings of the certificates with Notional Amounts should be evaluated independently from similar ratings on other types of securities. See “Risk Factors—Other Risks Relating to the Certificates—Your Yield May Be Affected by Defaults, Prepayments and Other Factors” and “Yield, Prepayment and Maturity Considerations”.
Although the depositor will prepay fees for ongoing rating surveillance by certain of the Rating Agencies, the depositor has no obligation or ability to ensure that any Rating Agency performs ratings surveillance. In addition, a Rating Agency may cease ratings surveillance if the information furnished to that Rating Agency is insufficient to allow it to perform surveillance.
Any of the [____] NRSROs that we hired may issue unsolicited credit ratings on one or more classes of certificates that we did not hire it to rate. Additionally, other NRSROs that we have not engaged to rate the certificates may nevertheless issue unsolicited credit ratings on one or more classes of certificates relying on information they receive pursuant to Rule 17g-5 or otherwise. If any such unsolicited ratings are issued, we cannot assure you that they will not be different from those ratings assigned by the Rating Agencies. The issuance of unsolicited ratings of a class of the certificates that are lower than the ratings assigned by the Rating Agencies may adversely impact the liquidity, market value and regulatory characteristics of that class. As part of the process of obtaining ratings for the certificates, the depositor had initial discussions with and submitted certain materials to [____] NRSROs. Based on preliminary feedback from those [____] NRSROs at that time, the depositor hired [____] of the NRSROs to rate the certificates and not the other [____] NRSROs due, in part, to those NRSROs’ initial subordination levels for the various classes of certificates. Had the depositor selected such other NRSROs to rate the certificates, we cannot assure you as to the ratings that such other NRSROs would ultimately have assigned to the certificates. In the case of [____] NRSROs hired by the depositor, the depositor only requested ratings for certain classes of rated certificates, due in part to the final subordination levels provided by that NRSRO for those classes of certificates. If the depositor had selected the NRSROs to rate those other classes of certificates not rated by it, its ratings of those other certificates may have been different, and potentially lower, than those ratings ultimately assigned to those certificates by the other [____] NRSROs hired by the depositor. Although unsolicited ratings may be issued by any NRSRO, an NRSRO might be more likely to issue an unsolicited rating if it was not selected after having provided preliminary feedback to the depositor.

INDEX OF DEFINED TERMS

[

[____]	201
[_____]Mortgage Loans	131
[__________]	158
[____________]	131
[Aggregate] Principal Distribution Amount	227
[Aggregate] Principal Shortfall	229
[Assumed] Certificate Coupon	211
[Expected] Price	212

1

17g-5 Information Provider	246
1986 Act	382
1996 Act	366

2

2015 Budget Act	395

3

30/360 Basis	163, 274

4

401(c) Regulations	404

A

AB Control Appraisal Period	180
AB Intercreditor Agreement	176
AB Major Decisions	180
AB Material Event of Default	177
AB Modified Loan	285
AB Mortgage Loan	176
AB Whole Loan	172, 176
Acceptable Insurance Default	288
Acting General Counsel’s Opinion	127
Actual/360 Basis	163
Actual/360 Loans	266
ADA	368
Additional Exclusions	288
Administrative Cost Rate	226
ADR	133
Advances	262
Affiliate Debt	172
Affiliate Filing Fee	3
Affiliate Registration Statement	3
Affirmative Asset Review Vote	320
Allocated Appraisal Reduction Amount	283
Allocated Loan Amount	133
Annual Debt Service	133
Anticipated Repayment Date	163
Appraisal Reduction Amount	282
Appraisal Reduction Event	281
Appraised Value	133
Appraised-Out Class	286
ARD Loan	163
ASR Consultation Process	297
Assessment of Compliance	345
Asset Representations Reviewer Asset Review Fee	280
Asset Representations Reviewer Fee	280
Asset Representations Reviewer Fee Rate	280
Asset Review	321
Asset Review Notice	321
Asset Review Quorum	321
Asset Review Report	322
Asset Review Standard	322
Asset Review Trigger	319
Asset Review Vote Election	320
Asset Reviewer Termination Event	324
Asset Status Report	295
Assumed Final Distribution Date	233
Assumed Scheduled Payment	228
Attestation Report	346
Available Funds	222

B

Balloon Balance	134
Bankruptcy Code	360
Beds	139
Borrower Party	240
Borrower Party Affiliate	240
B-piece buyer	107
B-Piece Buyer	207
Breach Notice	254

C

C(WUMP)O	18
CERCLA	366
Certificate Administrator/Trustee Fee	279
Certificate Administrator/Trustee Fee Rate	279
Certificate Available Funds	223
Certificate Balance	218
Certificate Excess Prepayment Interest Shortfall	227
Certificate Owners	249
Certificate Principal Distribution Amount	228
Certificateholder	241
Certificateholder Quorum	327
Certifying Certificateholder	251
Class [A] Percentage Interest	219
Class [A] Trust Component	219
Class [A]-Exchange Percentage Interest	219
Class [B] Percentage Interest	219
Class [B] Trust Component	219
Class [B]-Exchange Percentage Interest	219
Class [C] Percentage Interest	219
Class [C] Trust Component	219
Class [C]-Exchange Percentage Interest	219
Class [EC] Component	219
Class [EC] Component [A]	219
Class [EC] Component [B]	220
Class [EC] Component [C]	220
Clearstream	248
Clearstream Participants	250
Closing Date	132
CMBS	52
Code	380
Collateral Deficiency Amount	285
Collection Account	265
Collection Period	224
Communication Request	251
Companion Loan Holder	173
Companion Loan Rating Agency	331
companion loans	42
Companion Loans	131
Compensating Interest Payment	234
Constant Prepayment Rate	375
Constraining Level	211
Consultation Termination Event	308
Control Eligible Certificates	303
Control Termination Event	308
Controlling Class	303
Controlling Class Certificateholder	303
Corrected Loan	295
CPR	375
CPY	375
Credit Lease	157
Credit Lease Assignment	157
Credit Lease Default	158
Credit Lease Loans	157
Credit Lease Property	158
Credit Risk Retention Rules	204, 208
CREFC®	238
CREFC® Intellectual Property Royalty License Fee	281
CREFC® Intellectual Property Royalty License Fee Rate	281
CREFC® Investor Reporting Package	269
CREFC® Reports	237
Crossed Group	134
Cross-Over Date	225
Cumulative Appraisal Reduction Amount	285
Cure/Contest Period	322
Cut-off Date	131

Cut-off Date Balance	134
Cut-off Date DSCR	135
Cut-off Date Loan-to-Value Ratio	134
Cut-off Date LTV Ratio	134

D

Debt Service Coverage Ratio	135
Debt Yield on Underwritten NCF	134
Debt Yield on Underwritten Net Cash Flow	134
Debt Yield on Underwritten Net Operating Income	135
Debt Yield on Underwritten NOI	135
Defaulted Loan	300
Defaulted Purchase Price	178, 181
Defeasance	10
Defeasance Deposit	166
Defeasance Loans	166
Defeasance Lock‑Out Period	166
Defeasance Option	166
Definitive Certificate	248
Delinquent Loan	320
Depositaries	248
Determination Date	222
Diligence File	254
Directing Certificateholder	303
Directing Certificateholder Approval Process	296
Disclosable Special Servicer Fees	278
Discount Yield	210, 213
Dispute Resolution Consultation	339
Dispute Resolution Cut-off Date	339
Distribution Accounts	265
Distribution Date	222
Dodd-Frank Act	111
DOL	402
DSCR	135
DTC	248
DTC Participants	248
DTC Rules	249
Due Date	162, 224

E

EDGAR	401
EEA	15
Eligible Asset Reviewer	323
Eligible Operating Advisor	315
Enforcing Party	337
Enforcing Servicer	337
ERISA	401
ESA	149, 13
EU Risk Retention and Due Diligence Requirements	110
Euroclear	248
Euroclear Operator	250
Euroclear Participants	250
Excess Interest	220
Excess Interest Distribution Account	266
Excess Modification Fees	275
Excess Prepayment Interest Shortfall	235
Exchange Act	185
Exchange Date	221
Exchangeable Certificates	217
Exchangeable Distribution Account	266
Exchangeable Proportion	220
Excluded Controlling Class Holder	244
Excluded Controlling Class Loan	240
Excluded Information	240
Excluded Loan	241
Excluded Plan	404
Excluded Special Servicer	327
Excluded Special Servicer Loan	327
Exemption	402
Exemption Rating Agency	403

F

FATCA	396
FDIA	126
FDIC	126
FDIC Safe Harbor	127
FETL	19
FIEL	20
Final Asset Status Report	297
Final Dispute Resolution Election Notice	339
Financial Promotion Order	16
Financing Affiliates	370
FIRREA	127, 150
Fixed Interest Distribution	352
Floating Rate Account	351
FPO Persons	16
FSCMA	19

FSMA	17

G

Gain-on-Sale Remittance Amount	224
Gain-on-Sale Reserve Account	266
Garn Act	367
Goldman Originators	187
Grantor Trust	220, 381
GS Bank	126, 131
GS Bank Mortgage Loan	131
GSMC	131, 185
GSMC Data Tape	186
GSMC Deal Team	186
GSMC Mortgage Loans	131

H

Hard Lockbox	135
High Net Worth Companies, Unincorporated Associations, etc.	16
HRR Transfer Restriction End Date	208

I

Impermissible Asset Representations Reviewer Affiliate	334
Impermissible Operating Advisor Affiliate	334
Impermissible Risk Retention Affiliate	334
Impermissible TPP Affiliate	333
Indirect Participants	248
Initial Pool Balance	131
Initial Rate	163
Initial Requesting Holder	337
In-Place Cash Management	135
Insurance and Condemnation Proceeds	265
Insurance Rating Requirements	5
Intercreditor Agreement	173
Interest Accrual Amount	227
Interest Accrual Period	227
Interest Distribution Amount	227
Interest Reserve Account	266
Interest Shortfall	227
Interested Person	301
Interest-Only Certificates	3
Investor Certification	241
IORPs	111

J

Junior Note Percentage Interest	178
Junior Note Relative Spread	178

L

Largest Tenant	136
Largest Tenant Lease Expiration	136
Lease Enhancement Policy	158
Lease Enhancement Policy Loans	158
Liquidation Fee	276
Liquidation Proceeds	265
Loan Per Unit	136
Loan Specific Directing Certificateholder	177
Loss of Value Payment	255
Lower-Tier Regular Interests	380
Lower-Tier REMIC	220
Lower-Tier REMICs	220, 380
LTV Ratio at Maturity	136

M

MAI	133, 14
Major Decision	304
Major Decision Reporting Package	306
MAS	18
Master Servicer Proposed Course of Action Notice	338
Master Servicer Remittance Date	261
Material Defect	254
Maturity Date Loan-to-Value Ratio	136
Maturity Date LTV Ratio	136
MiFID II	15
MLPA	252, 1
MOA	204, 208
Modeling Assumptions	375
Modification Fees	274
Monthly Rental Payments	157
Mortgage	132
Mortgage File	252
mortgage loan sellers	22

Mortgage Loans	131
Mortgage Note	132
Mortgage Pool	131
Mortgage Rate	226
Mortgaged Property	132
mortgages	355
Most Recent NOI	136

N

Net Mortgage Rate	226
NFIP	80
NI 33-105	20, 21
Nonrecoverable Advance	262
Non-Reduced Certificates	328
Non-RRI Interest Percentage	205
Non-Serviced Asset Representations Reviewer	183
Non-Serviced Certificate Administrator	183
Non-Serviced Certificateholders.	183
non-serviced companion loan	43
Non-Serviced Companion Loan	182
Non‑Serviced Depositor	182
Non-Serviced Directing Certificateholder	183
Non-Serviced Intercreditor Agreement	182
Non-Serviced Master Servicer	182
non-serviced mortgage loan	43
Non-Serviced Mortgage Loan	182
Non-Serviced Operating Advisor	183
Non-Serviced PSA	182
Non-Serviced Securitization Trust	183
Non-Serviced Special Servicer	182
Non-Serviced Trustee	182
non-serviced whole loan	43
Non-Serviced Whole Loan	182
Non-U.S. Tax Person	396
Notional Amount	220
NRSRO	239, 405
NRSRO Certification	242

O

Occupancy	137
Occupancy Date	137
Offered Certificates	217
OID Regulations	383
OLA	127
Operating Advisor Annual Report	313
Operating Advisor Consultation Event	314
Operating Advisor Consulting Fee	279
Operating Advisor Fee	279
Operating Advisor Fee Rate	279
Operating Advisor Standard	313
Operating Advisor Termination Event	317
Original Balance	137
Originators	131
Owner Repurchase Request	337

P

P&I Advance	261
Pads	139
pari passu companion loan	42
Pari Passu Companion Loans	131
Pari Passu Serviced Intercreditor Agreement	173
Participants	248
Parties in Interest	402
Pass-Through Rate	225
Patriot Act	369
PCIS Persons	16
PCR	192
Percentage Interest	222
Periodic Payments	223
Permitted Encumbrances	3
Permitted Investments	222, 267
Permitted Special Servicer/Affiliate Fees	279
PIPs	74, 150
Plans	401
PML	192
Pooled Certificates	217
PRC	17
Pre-2019 Securitization	111
Preliminary Dispute Resolution Election Notice	339

Prepayment Assumption	384
Prepayment Interest Excess	233
Prepayment Penalty Description	137
Prepayment Provision	137
PRIIPs Regulation	15
Primary Term	157
Prime Rate	41, 265
Principal Balance Certificates	217
Privileged Information	316
Privileged Information Exception	316
Privileged Person	239
Professional Investors	18
Prohibited Prepayment	234
Promotion Of Collective Investment Schemes Exemptions Order	16
Proposed Course of Action	338
Proposed Course of Action Notice	338
Prospectus Directive	15
PSA	216
PSA Party Repurchase Request	337
PTCE	404
Purchase Price	255

Q

Qualified Replacement Special Servicer	328
Qualified Substitute Mortgage Loan	256
Qualifying CRE Loan Percentage	216

R

RAC No‑Response Scenario	343
Random Lot Certificates	384
Rated Final Distribution Date	233
Rating Agencies	344
Rating Agency Confirmation	344
Rating Agency Trigger Event	352
REA	61
Realized Loss	236
REC	149
Record Date	222
Recovered Costs	178
Registration Statement	401
Regular Certificates	217
Regular Interestholder	383
Regular Interests	380
Regulation AB	346
Reimbursement Rate	264
Related Group	137
Related Proceeds	263
Release Date	166
Relevant Persons	16
Relief Act	368
REMIC	380
REMIC Regulations	380
REO Account	267
REO Loan	229
REO Property	294
Repurchase Request	337
Requesting Holder	339
Requesting Holders	286
Requesting Investor	251
Requesting Party	343
Required Credit Risk Retention Percentage	216
Requirements	369
Residual Certificates	217
Resolution Failure	337
Resolved	337
Restricted Group	403
Restricted Mezzanine Holder	241
Restricted Party	316
Review Materials	321
Revised Rate	163
RevPAR	137
Risk Retention Affiliate	315
Risk Retention Affiliated	315
Risk Retention Allocation Percentage	205
Risk Retention Consultation Party	240
Rooms	139
RR Interest	203
RR Interest Available Funds	204
RR Interest Balance	204
RR Interest Distribution Amount	205
RR Interest Gain-on-Sale Remittance Amount	204
RR Interest Gain-on-Sale Reserve Account	266
RR Interest Owner	203
RR Interest Percentage	203
RR Interest Principal Distribution Amount	205

RR Interest Realized Loss	205
RR Interest Realized Loss Interest Distribution Amount	205
Rule 17g‑5	242

S

Scheduled Certificate Interest Payments	212
Scheduled Certificate Principal Payments	209
Scheduled Principal Distribution Amount	228
SEC	185
Securities Act	345
Securitization Accounts	217, 267
Securitization Regulation	111
SEL	192
Senior Certificates	217
Senior Note Percentage Interest	178
Senior Note Relative Spread	178
Serviced Companion Loan Securities	331
serviced companion loans	43
Serviced Companion Loans	176
Serviced Pari Passu Companion Loan	173
Serviced Pari Passu Mortgage Loan	173
Serviced Pari Passu Whole Loan	173
serviced whole loan	43
Serviced Whole Loan Custodial Account	265
Serviced Whole Loans	176
Servicer Termination Event	330
Servicing Advances	262
Servicing Fee	273
Servicing Fee Rate	273
Servicing Standard	260
SF	137
SFA	18
SFO	18
Significance Percentage	354
Similar Law	401
SMMEA	405
Soft Lockbox	137
Soft Springing Lockbox	137
Special Servicing Fee	275
Special Servicing Fee Rate	275
Specially Serviced Loans	293
Springing Cash Management	137
Springing Lockbox	138
Sq. Ft.	137
Square Feet	137
Standard Qualifications	2
Startup Day	381
Stated Principal Balance	229
static pool data	86
Structured Product	18
Subordinate Certificates	217
subordinate companion loan	42
Subordinate Companion Loan	131
Subordinate Companion Loan REMIC	220, 380
Sub-Servicing Agreement	260
Swap Contract	351
Swap Counterparty	351
Swap Default	353
Swap Notional Amount	352
Swap Premium	391

T

Target Price	211
Tax Cuts and Jobs Act	383
Tenant	157
Terms and Conditions	250
Tests	321
Title Exception	2
Title Policy	2
Title V	368
TMPs	395
Trailing 12 NOI	136
Tranche Percentage Interest	220
TRIA	9
TRIPRA	81
Trust Component	219
Trust REMICs	220, 380
trust subordinate companion loan	42
Trust Subordinate Companion Loan	131, 176

U

U.S. Tax Person	396
UCC	356
UCITS	111
Underwriter Entities	101
Underwriting Agreement	398
Underwritten EGI	139

Underwritten Expenses	138
Underwritten Net Cash Flow	138
Underwritten Net Operating Income	138
Underwritten NOI	138
Underwritten Revenues	139
Units	139
Unscheduled Principal Distribution Amount	228
Unsolicited Information	321
Upper-Tier REMIC	220, 380
UW NCF	138
UW NCF Debt Yield	134
UW NCF DSCR	135
UW NOI DY	135

V

variable rate	386
Volcker Rule	112
Voting Rights	247

W

WAC Rate	226
Weighted Average Mortgage Loan Rate	139
whole loan	42
Whole Loan	131
Withheld Amounts	266
Workout Fee	275
Workout Fee Rate	275
Workout-Delayed Reimbursement Amount	264

Z

Zoning Regulations	7

ANNEX A‑1
CERTAIN CHARACTERISTICS OF THE MORTGAGE LOANS
AND MORTGAGED PROPERTIES
 [(SCHEDULE AL)]

[Spreadsheet Including the Following Fields:]

1.	Loan #
2.	Seller(1)
3.	Property Name
4.	Street Address
5.	City
6.	State
7.	Zip Code
8.	County
9.	Number of Properties
10.	Property Type
11.	Property Subtype
12.	Year Built
13.	Year Renovated
14.	Units
15.	Unit of Measure
16.	Occupancy %
17.	Occupancy Date
18.	Appraised Value ($)
19.	Appraisal Date
20.	Current LTV %
21.	Original Balance ($)
22.	Original Balance per Unit ($)
23.	Current Balance ($)
24.	Current Balance per Unit ($)
25.	% of Initial Pool Balance
26.	Crossed Loan
27.	Related Borrower
28.	Interest Rate %
29.	Admin. Fee %
30.	Net Mortgage Rate %
31.	Accrual Type
32.	Monthly Debt Service ($)
33.	Annual Debt Service ($)
34.	Current LTV %
35.	Note Date
36.	Partial IO Last IO Payment
37.	Partial IO Loan First P&I Payment
38.	Rem. Term
39.	Rem. Amort
40.	I/O Period
41.	Seasoning
42.	Payment Due Date
43.	Grace Period (Late Payment)
44.	Grace Period (Default)
45.	Maturity Date
46.	ARD Loan

A-1-1

47.	Final Mat Date
48.	Maturity/ARD Balance ($)
49.	Maturity LTV %
50.	Prepayment Provision (Payments)
51.	2015 Revenues ($)
52.	2015 Total Expenses ($)
53.	2015 NOI ($)
54.	2016 Revenues ($)
55.	2016 Total Expenses ($)
56.	2016 NOI ($)
57.	2017 Revenues ($)
58.	2017 Total Expenses ($)
59.	2017 NOI ($)
60.	Most Recent Revenues ($)
61.	Most Recent Total Expenses ($)
62.	Most Recent NOI ($)
63.	As of
64.	UW Economic Occupancy %
65.	UW Revenues ($)
66.	UW Total Expenses ($)
67.	UW NOI ($)
68.	UW Capital Items ($)
69.	UW NCF ($)
70.	UW NCF DSCR
71.	UW NOI Debt Yield %
72.	UW NCF Debt Yield %
73.	Title Type
74.	Ground Lease Expiration
75.	Ground Lease Extension Terms
76.	PML %
77.	Upfront Capex Reserve ($)
78.	Upfront Engin. Reserve ($)
79.	Upfront Envir. Reserve ($)
80.	Upfront TI/LC Reserve ($)
81.	Upfront RE Tax Reserve ($)
82.	Upfront Ins. Reserve ($)
83.	Upfront Debt Service Reserve ($)
84.	Upfront Other Reserve ($)
85.	Monthly Capex Reserve ($)
86.	Monthly Envir. Reserve ($)
87.	Monthly TI/LC
88.	Reserve ($)
89.	Monthly RE Tax
90.	Reserve ($)
91.	Monthly Ins. Reserve ($)
92.	Monthly Other Reserve ($)
93.	CapEx Reserve Cap ($)
94.	Envir. Reserve Cap ($)
95.	TI/LC Reserve Cap ($)
96.	RE Tax Reserve Cap ($)
97.	Insur. Reserve Cap ($)
98.	Debt Service Reserve Cap ($)
99.	Other Reserve Cap ($)
100.	Single Tenant
101.	Largest Tenant
102.	Unit Size

A-1-2

103.	Lease Expiration
104.	2nd Largest Tenant
105.	Unit Size
106.	Lease Expiration
107.	3rd Largest Tenant
108.	Unit Size
109.	Lease Expiration
110.	4th Largest Tenant
111.	Unit Size
112.	Lease Expiration
113.	5th Largest Tenant
114.	Unit Size
115.	Lease Expiration
116.	Loan Purpose
117.	Principal / Carveout Guarantor
118.	Lockbox (Y/N)
119.	Lockbox Type
120.	Pari Passu (Y/N)
121.	Pari Passu Note Control (Y/N)
122.	Pari Passu Piece In Trust Cut-Off Balance
123.	Pari Passu Piece Non Trust Cut-Off Balance
124.	Total Cut-off Date Pari Passu Debt
125.	Addit Debt Permitted (Y/N)
126.	Addit Debt Exist (Y/N)
127.	Additional Debt Type(s)
128.	Additional Debt Cut-off Date Balance
129.	Additional Debt Interest Rate
130.	Total Debt Cut-off Balance
131.	Total Debt UW NCF DSCR
132.	Total Debt Current LTV %
133.	Total Debt UW NOI Debt Yield %
134.	2015 Occupancy %
135.	2015 ADR ($)
136.	2015 RevPAR ($)
137.	2016 Occupancy %
138.	2016 ADR ($)
139.	2016 RevPAR ($)
140.	2017 Occupancy %
141.	2017 ADR ($)
142.	2017 RevPAR ($)
143.	Most Recent Occupancy %
144.	Most Recent ADR ($)
145.	Most Recent RevPAR ($)
146.	UW Occupancy %
147.	UW ADR ($)
148.	UW RevPAR ($)

A-1-3

FOOTNOTES TO ANNEX A-1
(1)	“GSMC” denotes Goldman Sachs Mortgage Company, as Mortgage Loan Seller [INCLUDE OTHER MORTGAGE LOAN SELLERS]
[INCLUDE OTHER FOOTNOTES TO EXPLAIN PARTICULAR UNIQUE LOAN OR PROPERTY ITEMS AS APPROPRIATE]
A-1-4

ANNEX A‑2
MORTGAGE POOL INFORMATION
Distribution of Loan Purpose
Loan Purpose	Number of Mortgage Loans	Cut-off Date Balance	Percentage of Aggregate Cut-off Date Balance	Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
Refinance	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Acquisition	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Recapitalization & Refinance	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Recapitalization	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Total/Avg./Wtd. Avg.	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Distribution of Amortization Type(1)
Amortization Type	Number of Mortgage Loans	Cut-off Date Balance	Percentage of Aggregate Cut-off Date Balance	Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
Amortizing ([__] Years)	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Amortizing ([__] Years)	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Amortizing ([__] Years)	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Amortizing ([__] Years)	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Amortizing ([__] Years)	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Amortizing ([__] Years)	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Amortizing ([__] Years)	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Interest Only, Then Amortizing(2)	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Interest Only	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Total/Avg./Wtd. Avg.	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%

(1)	All of the mortgage loans will have balloon payments at maturity date.
(2)	Original partial interest only periods range from [__] to [__] months.

A-2-1

Distribution of Cut-off Date Balances
Range of Cut-off Date Balances ($)	Number of Mortgage Loans	Cut-off Date Balance	Percentage of Aggregate Cut-off Date Balance	Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
[_] – [_]	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Total/Avg./Wtd. Avg.	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Min
Max
Average

Distribution of Debt Service Coverage Ratios
Range of Debt Service Coverage Ratios (%)	Number of Mortgage Loans	Cut-off Date Balance	Percentage of Aggregate Cut-off Date Balance	Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
[_] – [_]	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Total/Avg./Wtd. Avg.	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Min
Max
Average

A-2-2

Distribution of Mortgage Interest Rates
Range of Mortgage Interest Rates (%)	Number of Mortgage Loans	Cut-off Date Balance	Percentage of Aggregate Cut-off Date Balance	Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
[_] – [_]	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Total/Avg./Wtd. Avg.	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Min
Max
Average

Distribution of Cut-off Date Loan-to-Value Ratios
Range of Cut-off Date Loan-to-Value Ratios (%)	Number of Mortgage Loans	Cut-off Date Balance	Percentage of Aggregate Cut-off Date Balance	Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
[_] – [_]	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Total/Avg./Wtd. Avg.	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Min
Max
Average

A-2-3

Distribution of Maturity Date Loan-to-Value Ratios(1)
Range of Cut-off Date Loan-to-Value Ratios (%)	Number of Mortgage Loans	Cut-off Date Balance	Percentage of Aggregate Cut-off Date Balance	Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
[_] – [_]	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Total/Avg./Wtd. Avg.	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Min
Max
Average
______________________________________________________________
(1)	Maturity Date Loan-to-Value Ratio is calculated on the basis of the "as stabilized" appraised value for [__] of the mortgage loans.
Distribution of Original Terms to Maturity
Original Terms to Maturity (mos)	Number of Mortgage Loans	Cut-off Date Balance	Percentage of Aggregate Cut-off Date Balance	Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
[_]	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Total/Avg./Wtd. Avg.	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Min
Max
Average

A-2-4

Distribution of Remaining Terms to Maturity
Range of Remaining Terms to Maturity (mos)	Number of Mortgage Loans	Cut-off Date Balance	Percentage of Aggregate Cut-off Date Balance	Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
[_] – [_]	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Total/Avg./Wtd. Avg.	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Min
Max
Average
Distribution of Original Amortization Terms(1)
Range of Original Amortization Terms (mos)	Number of Mortgage Loans	Cut-off Date Balance	Percentage of Aggregate Cut-off Date Balance	Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
Interest Only	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Total/Avg./Wtd. Avg.	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Min
Max
Average
___________________________________________
(1)	All of the mortgage loans will have balloon payments at maturity date.

A-2-5

Distribution of Remaining Amortization Terms(1)
Range of Remaining Amortization Terms (mos)	Number of Mortgage Loans	Cut-off Date Balance	Percentage of Aggregate Cut-off Date Balance	Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
Interest Only	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Total/Avg./Wtd. Avg.	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Min
Max
Average
___________________________________________
(1)	All of the mortgage loans will have balloon payments at maturity date.

Distribution of Original Partial Interest Only Periods
Original Partial Interest Only Periods (mos)	Number of Mortgage Loans	Cut-off Date Balance	Percentage of Aggregate Cut-off Date Balance	Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
[_]	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Min	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Max
Average
A-2-6

Distribution of Prepayment Provisions
Prepayment Provisions	Number of Mortgage Loans	Cut-off Date Balance	Percentage of Aggregate Cut-off Date Balance	Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
Defeasance	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Yield Maintenance or Defeasance	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Yield Maintenance	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Total/Avg./Wtd. Avg.	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%

Distribution of Debt Yields on
 Underwritten Net Operating Income
Range of Debt Yields on Underwritten Net Operating Income (%)	Number of Mortgage Loans	Cut-off Date Balance	Percentage of Aggregate Cut-off Date Balance	Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
[_] – [_]	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Total/Avg./Wtd. Avg.	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Min
Max
Average
A-2-7

Distribution of Debt Yields on
 Underwritten Net Cash Flow
Range of Debt Yields on Underwritten Net Cash Flow (%)	Number of Mortgage Loans	Cut-off Date Balance	Percentage of Aggregate Cut-off Date Balance	Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
[_] – [_]	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[_] – [_]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Total/Avg./Wtd. Avg.	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Min
Max
Average

Distribution of Lockbox Types
Lockbox Type	Number of Mortgage Loans	Cut-off Date Balance	Percentage of Aggregate Cut-off Date Balance
Hard	[_____]	$[_____]	[_____]%
Soft	[_____]	[_____]	[_____]
Springing	[_____]	[_____]	[_____]
Soft Springing	[_____]	[_____]	[_____]
None	[_____]	[_____]	[_____]
Total	[_____]	$[_____]	[_____]%

A-2-8

Distribution of Escrows
Escrow Type	Number of Mortgage Loans	Cut-off Date Balance	Percentage of Aggregate Cut-off Date Balance
Replacement Reserves(1)	[_____]	$[_____]	[_____]%
Real Estate Tax	[_____]	[_____]	[_____]
Insurance	[_____]	[_____]	[_____]
TI/LC(2)	[_____]	$[_____]	[_____]%
_______________________________________________________________
(1)	Includes mortgage loans with FF&E reserves.
(2)	Percentage of total [retail, mixed use, industrial and office] properties only.
A-2-9

Distribution of Property Types
Property Types	Number of Mortgaged Properties	Cut-off Date Balance(1)	Percentage of Aggregate Cut-off Date Balance	Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio(2)	Weighted Average Mortgage Interest Rate(2)	Weighted Average Remaining Terms to Maturity (mos) (2)	Weighted Average Cut-off Date LTV(2)	Weighted Average Maturity Date LTV(2)
Office
CBD	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
General Suburban	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Medical	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Executive Suites	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Retail
Anchored	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Super-Regional Mall	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Unanchored	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Shadow Anchored	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Single Tenant Retail	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Hospitality
Limited Service	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Full Service	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Extended Stay	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Multifamily
Garden	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Mid-Rise	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Student Housing	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Multifamily/Retail	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
High-Rise	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Manufactured Housing
Manufactured Housing/RV	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
RV	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Manufactured Housing	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Mixed Use
Retail/Office	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Warehouse/Office/ Retail	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Retail/Office/Parking Garage	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Multifamily/Retail	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Industrial
Warehouse/Distribution	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Warehouse	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Flex	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Self Storage	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Total/Avg./Wtd. Avg.	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
_______________________________________________________________
(1)	Calculated based on the mortgaged property’s allocated loan amount for mortgage loans secured by more than one mortgaged property.
(2)	Weighted average based on the mortgaged property’s allocated loan amount for mortgage loans secured by more than one mortgaged property.
A-2-10

Geographic Distribution
Property Location	Number of Mortgage Properties	Cut-off Date Balance	% of Aggregate Cut-off Date Balance	Average Cut-off Date Balance	Weighted Average Debt Service Coverage Ratio	Weighted Average Mortgage Interest Rate	Weighted Average Remaining Terms to Maturity (mos)	Weighted Average Cut-off Date LTV	Weighted Average Maturity Date LTV
[______]	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
[______]	[_____]	[_____]	[_____]	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
Total/Avg./Wtd. Avg.	[_____]	$[_____]	[_____]%	$[_____]	[_____]x	[_____]%	[_____]	[_____]%	[_____]%
_______________________________________________________________
(1)	Calculated based on the mortgaged property’s allocated loan amount for mortgage loans secured by more than one mortgaged property.
(2)	Weighted average based on the mortgaged property’s allocated loan amount for mortgage loans secured by more than one mortgaged property.

A-2-11

ANNEX A‑3
DESCRIPTION OF THE TOP TEN MORTGAGE LOANS

Property Information		Mortgage Loan Information
Number of Mortgaged Real Properties	[ ]	Originator	[ ]
Location (City/State)	[ ]	Cut-off Date Principal Balance	$[ ]
Property Type	[ ]	Cut-off Date Principal Balance PSF/Unit	$[ ]
Size (sf)	[ ]	Percentage of Initial Mortgage Pool Balance	[ ]%
Percentage [ ] Leased as of [ ]	[ ]%	Number of Mortgage Loans	[ ]
Year Built	[ ]	Type of Security	[ ]
Appraisal Value	$[ ]	Mortgage Rate	[ ]%
Adjusted In-Place Occupancy	[ ]%	Original Term to Maturity (Months)	[ ]
Adjusted In-Place Revenues	$[ ]	Original Amortization Term (Months)	[ ]
Adjusted In-Place Total Expenses	$[ ]	Cut-off Date LTV Ratio	[ ]%
Adjusted In-Place Net Operating Income (NOI)	$[ ]	LTV Ratio at Maturity	[ ]%
Adjusted In-Place Net Cash Flow (NCF)	$[ ]	Underwritten DSCR on NOI	[ ]x
		Underwritten DSCR on NCF	[ ]x
		[If loan is over 10%: Occupancy Rate: 2005 2004 2003 2002 2001	[ ]% [ ]% [ ]% [ ]% [ ]%
		Principal Business:	[ ]
		Tenants over 10%	See “Ten Largest Tenants Based on Annualized Underwritten Base Rent” below
		Annual Effective Rent: 20[__] 20[__] 20[__]	$[ ] $[ ] $[ ]]

•
The Loan.  The mortgage loan (the “[          ] Loan”) is evidenced by a note in the original principal amount of $[          ] and is secured by a first mortgage encumbering a [          ] located in [          ] (the “[          ] Property”).  The [          ] Loan was originated by [          ], and  [          ] is the holder of the $[          ] note and is the loan seller of the [          ] Loan.  The[          ] Loan was originated on [          ] and represents approximately [          ]% of the initial mortgage pool balance.  The note evidencing the [          ] Loan has a principal balance as of the cut-off date of $[          ] and an interest rate of [          ]%.  The proceeds of the [          ] Loan were used to refinance existing debt on the [          ] Property.

The [          ] Loan had an initial term of [          ] months and has a remaining term of [          ] months.  The loan requires payments of interest only during the term of the loan.  The scheduled maturity date is the payment date in [          ].  Voluntary prepayment of the [          ] Loan is prohibited until the payment date in [          ].  [Defeasance with United States government securities or certain other obligations backed by the full faith and credit of the United States of America is permitted at any time after the second anniversary of the securitization closing date but prior to the payment date in [          ].]

•	The Property. The [ ] Property is a [ ]. [Description of Property].
A-3-1

The following table presents certain information relating to the ten largest tenants at the [          ] Property:
Ten Largest Tenants Based On Annualized Adjusted In-Place Base Rent (1)
Tenant Name	Principal Business	[Credit Rating (Fitch/MIS/S&P)] (2)	Tenant NRSF	% of NRSF	Annualized Adjusted In-Place Base Rent	% of Total Annualized Adjusted In-Place Base Rent	Annualized Adjusted In-Place Base Rent ($ per NRSF)	Lease Expiration
[ ]	[ ]	[ ] / [ ] / [ ]	[ ]	[ ]%	$[ ]	[ ]%	$[ ]	[ ]
[ ]	[ ]	[ ] / [ ] / [ ]	[ ]	[ ]%	$[ ]	[ ]%	$[ ]	[ ]
[ ]	[ ]	[ ] / [ ] / [ ]	[ ]	[ ]%	$[ ]	[ ]%	$[ ]	[ ]
[ ]	[ ]	[ ] / [ ] / [ ]	[ ]	[ ]%	$[ ]	[ ]%	$[ ]	[ ]
[ ]	[ ]	[ ] / [ ] / [ ]	[ ]	[ ]%	$[ ]	[ ]%	$[ ]	[ ]
[ ]	[ ]	[ ] / [ ] / [ ]	[ ]	[ ]%	$[ ]	[ ]%	$[ ]	[ ]
[ ]	[ ]	[ ] / [ ] / [ ]	[ ]	[ ]%	$[ ]	[ ]%	$[ ]	[ ]
[ ]	[ ]	[ ] / [ ] / [ ]	[ ]	[ ]%	$[ ]	[ ]%	$[ ]	[ ]
[ ]	[ ]	[ ] / [ ] / [ ]	[ ]	[ ]%	$[ ]	[ ]%	$[ ]	[ ]
[ ]	[ ]	[ ] / [ ] / [ ]	[ ]	[ ]%	$[ ]	[ ]%	$[ ]	[ ]
Ten Largest Owned Tenants			[ ]	[ ]%	$[ ]	[ ]%	$[ ]
Remaining Owned Tenants			[ ]	[ ]%	$[ ]	[ ]%	$[ ]
Vacant Spaces (Owned Space)			[ ]	[ ]%	$[ ]	[ ]%	$[ ]
Total All Owned Tenants			[ ]	[ ]%	$[ ]	[ ]%	$[ ]
___________________
(1)	Calculated based on approximate square footage occupied by each tenant.
(2)	Certain ratings are those of the parent company whether or not the parent guarantees the lease.

Lease Expiration Schedule (1) (2)
Year Ending December 31,	Expiring Owned NRSF	% of Total NRSF	Cumulative % of Total NRSF	Annualized Adjusted In-Place Base Rent	% of Total Annualized Adjusted In-Place Base Rent	Annualized Adjusted In-Place Base Rent ($ per NRSF)
[2009]	[ ]	[ ]%	[ ]%	$[ ]	[ ]%	$[ ]
[2010]	[ ]	[ ]%	[ ]%	$[ ]	[ ]%	$[ ]
[2011]	[ ]	[ ]%	[ ]%	$[ ]	[ ]%	$[ ]
[2012]	[ ]	[ ]%	[ ]%	$[ ]	[ ]%	$[ ]
[2013]	[ ]	[ ]%	[ ]%	$[ ]	[ ]%	$[ ]
[2014]	[ ]	[ ]%	[ ]%	$[ ]	[ ]%	$[ ]
[2015]	[ ]	[ ]%	[ ]%	$[ ]	[ ]%	$[ ]
[2016]	[ ]	[ ]%	[ ]%	$[ ]	[ ]%	$[ ]
[2017]	[ ]	[ ]%	[ ]%	$[ ]	[ ]%	$[ ]
[2018]	[ ]	[ ]%	[ ]%	$[ ]	[ ]%	$[ ]
[2019 and Thereafter]	[ ]	[ ]%	[ ]%	$[ ]	[ ]%	$[ ]
[Vacant]	[ ]	[ ]%	[ ]%	$[ ]	[ ]%	$[ ]
Total	[ ]	[ ]%		$[ ]	[ ]%	$[ ]
___________________
(1)	Calculated based on approximate square footage occupied by each tenant.
(2)	Borrower owned in-line space only.

•
The Borrower.  The borrower is [          ], a [single-purpose, single-asset entity].  Legal counsel to the borrower [has] delivered a non-consolidation opinion in connection with the origination of the [          ] Loan.  The borrower of the [          ] Loan is [affiliation] [with/by] [          ].  [          ] is a guarantor of the non-recourse carve-outs, and an indemnitor of certain environmental obligations, under the [          ] Loan.

•
[Escrows.  The loan documents provide for certain escrows of [real estate taxes, insurance and tenant termination fees] to be funded during an event of default under the [          ] Loan.  [Description of Escrows].]

•	[Lock Box and Cash Management. The [ ] Loan requires a [ ], which is already in place. [Description of Lock Box and/or Cash Management Provision(s)].]

A-3-2

•	Property Management. The [ ] Property is currently managed by [ ], [relationship to borrower], pursuant to a management agreement. [Description of Property Management Provision(s)].

•	[Release of Collateral. The borrower is permitted under the loan documents to obtain the release [of all or any part] of the [ ] Property. [Description of Release Provision(s)].]

•
Terrorism Insurance.  The [          ] Loan documents require that the commercial property and business income insurance policies required to be maintained by borrower provide coverage for perils of terrorism and acts of terrorism in an amount equal to [          ].  [Description of Coverage Requirements].

A-3-3

ANNEX B
FORM OF DISTRIBUTION DATE STATEMENT

B-1

ANNEX C
FORM OF OPERATING ADVISOR ANNUAL REPORT1

Report Date: [After the occurrence and during the continuance of a Control Termination Event] [EXCLUDE FOR TRANSACTIONS THAT SATISFY RISK RETENTION REQUIREMENTS THROUGH THIRD PARTY PURCHASER OF HORIZONTAL RESIDUAL INTEREST], this report will be delivered annually no later than INSERT DATE], pursuant to the terms and conditions of the Pooling and Servicing Agreement, dated as of [____] (the “Pooling and Servicing Agreement”), among [_______].
Transaction: [__________]
Operating Advisor: [__________]
Special Servicer:  [__________]
Directing Certificateholder: [●]
I.	Population of Mortgage Loans that Were Considered in Compiling this Report
1.	The Special Servicer has notified the Operating Advisor that [●] Specially Serviced Loans were transferred to special servicing in the prior calendar year [INSERT YEAR].
[●]	of those Specially Serviced Loans are still being analyzed by the Special Servicer as part of the development of [a Final] Asset Status Report.
b.
[Final] Asset Status Reports were issued with respect to [●] of such Specially Serviced Loans. This report is based only on the Specially Serviced Mortgage Loans in respect of which [a Final] Asset Status Report has been issued. The [Final] Asset Status Reports may not yet be fully implemented.

1.
Prior to an Operating Advisor Consultation Event, if one Mortgage Loan is in special servicing and if the Special Servicer has subsequently completed a Major Decision with respect to such Specially Serviced Loan, the Special Servicer has provided the applicable fully executed Major Decision Reporting Package approved or deemed approved by the Directing Holder to the Operating Advisor concurrently with delivery to the Directing Holder.

2.	After an Operating Advisor Consultation Event, the Special Servicer has provided to the Operating Advisor:
a.
with respect to each Major Decision for the following non-Specially Serviced Loans, the related Major Decision Reporting Package and the opportunity to consult with respect to such Major Decision and recommended action:
________
________
________
 ________

b.	with respect to following Specially Serviced Loans, each related Asset Status Report and the opportunity to consult with respect to such recommended action: ________ ________

1          This report is an indicative report and does not reflect the final form of annual report to be used in any particular year. The Operating Advisor will have the ability to modify or alter the organization and content of any particular report, subject to the compliance with the terms of the Pooling and Servicing Agreement, including, without limitation, provisions relating to Privileged Information.

II.	Executive Summary
Based on the requirements and qualifications set forth in the Pooling and Servicing Agreement, as well as the items listed below, the Operating Advisor (in accordance with the Operating Advisor’s analysis requirements outlined in the Pooling and Servicing Agreement) has undertaken a limited review of the Special Servicer’s actions under the Pooling and Servicing Agreement on the loans identified in this report. Based solely on such limited review of the items listed below, and subject to the assumptions, limitations and qualifications set forth herein, the Operating Advisor believes, in its sole discretion exercised in good faith, that the Special Servicer [is/is not] operating in compliance with the Servicing Standard with respect to its performance of its duties under the Pooling and Servicing Agreement during the prior calendar year on a “platform-level” basis. [The Operating Advisor believes, in its sole discretion exercised in good faith, that the Special Servicer has failed to comply with the Servicing Standard, as a result of the following material deviations.]
•	[LIST OF ANY MATERIAL DEVIATION ITEMS]
In addition, the Operating Advisor notes the following: [PROVIDE SUMMARY OF ANY ADDITIONAL MATERIAL INFORMATION].
[ADD RECOMMENDATION OF REPLACEMENT OF SPECIAL SERVICER, IF APPLICABLE]
III. List of Items that Were Considered in Compiling this Report
 In rendering our assessment herein, we examined and relied upon the accuracy and completeness of the items listed below:
1.	Any Major Decision Reporting Package that is delivered or made available to the Operating Advisor by the Special Servicer pursuant to the Pooling and Servicing Agreement.
2.
Reports by the Special Servicer made available to Privileged Persons that are posted on the certificate administrator’s website that is relevant to the Operating Advisor’s obligations under the Pooling and Servicing Agreement, each Asset Status Report (after an Operating Advisor Consultation Event), and each Final Asset Status Report, in each case, delivered or made available to the Operating Advisor pursuant to the terms of the Pooling and Servicing Agreement.

3.
The Special Servicer’s assessment of compliance report, attestation report by a third party regarding the Special Servicer’s compliance with its obligations and net present value calculations and Appraisal Reduction Amount calculations delivered or made available to the Operating Advisor pursuant to the terms of the Pooling and Servicing Agreement.

4.	[LIST OTHER REVIEWED INFORMATION].
5.
[INSERT IF AFTER AN OPERATING ADVISOR CONSULTATION EVENT:  Consulted with the Special Servicer as provided under the Pooling and Servicing Agreement on Asset Status Reports for a Specially Serviced Loan delivered or made available to the Operating Advisor pursuant to the terms of the Pooling and Servicing Agreement and with respect to Major Decisions processed by the Special Servicer.]

NOTE: The Operating Advisor’s review of the above materials should be considered a limited review and not be considered a full or limited audit , legal review or legal conclusion. For instance, we did not review each page of the Special Servicer’s policy and procedure manuals (including amendments and appendices), review underlying lease agreements or similar underlying documents, re-engineer the quantitative aspects of their net present value calculator, visit any related property, visit the Special Servicer, visit the Directing Holder or interact with any borrower. In addition, our review of the net present value calculations and Appraisal Reduction calculations is limited to the mathematical accuracy of the calculations and the corresponding application of the non-discretionary portions of the applicable formulas, and as such, does not take into account the reasonableness of the discretionary portions of such formulas.
IV. Assumptions, Qualifications and Disclaimers Related to the Work Product Undertaken and Opinions Related to this Report
1.
As provided in the Pooling and Servicing Agreement, the Operating Advisor (i) is not required to report on instances of non-compliance with, or deviations from, the Servicing Standard or the special servicer’s obligations under the Pooling and Servicing Agreement that the Operating Advisor determines, in its sole discretion exercised in good faith, to be immaterial and (ii) will not be required to provide or obtain a legal opinion, legal review or legal conclusion.

2.
In rendering our assessment herein, we have assumed that all executed factual statements, instruments, and other documents that we have relied upon in rendering this assessment have been executed by persons with legal capacity to execute such documents.

3.
Other than the receipt of any Major Decision Reporting Package or any Asset Status Report that is delivered or made available to the Operating Advisor pursuant to the terms of the Pooling and Servicing Agreement, the Operating Advisor did not participate in, or have access to, the Special Servicer’s and Directing Holder’s discussion(s) regarding any Specially Serviced Loan. The Operating Advisor does not have authority to speak with the Directing Holder directly. As such, the Operating Advisor relied solely upon the information delivered to it by the Special Servicer as well as its interaction with the Special Servicer, if any, in gathering the relevant information to generate this report.  The services that we perform are not designed and cannot be relied upon to detect fraud or illegal acts should any exist.

4.
The Special Servicer has the legal authority and responsibility to service any Specially Serviced Loan pursuant to the Pooling and Servicing Agreement. The Operating Advisor has no responsibility or authority to alter the standards set forth in the Pooling and Servicing Agreement or the actions of the Special Servicer.

5.
Confidentiality and other contractual limitations limit the Operating Advisor’s ability to outline the details or substance of any communication held between it and the Special Servicer regarding any Specially Serviced Loan and certain information it reviewed in connection with its duties under the Pooling and Servicing Agreement. As a result, this report may not reflect all the relevant information that the Operating Advisor is given access to by the Special Servicer.

6.
The Operating Advisor is not empowered to speak with any investors directly. If the investors have questions regarding this report, they should address such questions to the certificate administrator through the certificate administrator’s website.

7.
This report does not constitute recommendations to buy, sell or hold any security, nor does the Operating Advisor take into account market prices of securities or financial markets generally when performing its limited review of the Special Servicer as described above.

Terms used but not defined in this report have the meaning set forth in the Pooling and Servicing Agreement.

ANNEX D-1
MORTGAGE LOAN SELLER REPRESENTATIONS AND WARRANTIES
The mortgage loan seller will make the representations and warranties set forth below as of the date specified below or, if no such date is specified, generally as of the Closing Date, in each case subject to the exceptions to those representations and warranties that are described on Annex D‑1. Prior to the execution of the related final mortgage loan purchase agreement (the “MLPA”), there may be additions, subtractions or other modifications to the representations, warranties and exceptions. These representations, warranties and exceptions should not be read alone, but should only be read in conjunction with the prospectus.
Each MLPA, together with the related representations and warranties (subject to the exceptions thereto), serves to contractually allocate risk between the mortgage loan seller, on the one hand, and the issuing entity, on the other. The representations and warranties are not intended to be disclosure statements regarding the characteristics of the related mortgage loans, Mortgaged Properties or other subjects discussed therein, but rather are intended as a risk allocation mechanism. We cannot assure you that the mortgage loans actually conform to the statements made in the representations and warranties that are presented below. The representations, warranties and exceptions have been provided to you for informational purposes only and prospective investors should not rely on the representations, warranties and exceptions as a basis for any investment decision. For disclosure regarding the characteristics, risks and other information regarding the mortgage loans, mortgaged properties and the certificates, you should read and rely solely on the prospectus. None of the depositor or the underwriters or their respective affiliates makes any representation regarding the accuracy or completeness of the representations, warranties and exceptions.
[Sample Representations and Warranties:  Actual Representations and Warranties for an individual series may vary.]
(1)  Whole Loan; Ownership of Mortgage Loans. Except with respect to a Mortgage Loan that is part of a Whole Loan, each Mortgage Loan is a whole loan and not a participation interest in a mortgage loan. Each Mortgage Loan that is part of a Whole Loan is a senior or pari passu portion of a whole loan evidenced by a senior or pari passu note. At the time of the sale, transfer and assignment to depositor, no Mortgage Note or Mortgage was subject to any assignment (other than assignments to the Seller), participation or pledge, and the Seller had good title to, and was the sole owner of, each Mortgage Loan free and clear of any and all liens, charges, pledges, encumbrances, participations, any other ownership interests on, in or to such Mortgage Loan rights appointment, or similar agreement, and rights of the holder of a related Companion Loan pursuant to an Intercreditor Agreement, The Mortgage Loan Seller has full right and authority to sell, assign and transfer each Mortgage Loan, and the assignment to depositor constitutes a legal, valid and binding assignment of such Mortgage Loan free and clear of any and all liens, pledges, charges or security interests of any nature encumbering such Mortgage Loan other than the rights of a related Companion Loan pursuant to a Intercreditor Agreement.
(2)  Mortgage Loan Document Status. Each related Mortgage Note, Mortgage, Assignment of Leases (if a separate instrument), guaranty and other agreement executed by or on behalf of the related mortgagor, guarantor or other obligor in connection with such Mortgage Loan is the legal, valid and binding obligation of the related mortgagor, guarantor or other obligor (subject to any non-recourse provisions contained in any of the foregoing agreements and any applicable state anti-deficiency or market value limit deficiency legislation), as applicable, and is enforceable in accordance with its terms, except (i) as such enforcement may be limited by (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (b) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law and (ii) that certain provisions in such Mortgage Loan documents (including, without limitation, provisions requiring the payment of default interest, late fees or prepayment/yield maintenance fees, charges and/or premiums) are, or may be, further limited or
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rendered unenforceable by or under applicable law, but (subject to the limitations set forth in clause (i) above) such limitations or unenforceability will not render such Mortgage Loan documents invalid as a whole or materially interfere with the mortgagee’s realization of the principal benefits and/or security provided thereby (clauses (i) and (ii) collectively, the “Standard Qualifications”).
Except as set forth in the immediately preceding sentences, there is no valid offset, defense, counterclaim or right of rescission available to the related mortgagor with respect to any of the related Mortgage Notes, Mortgages or other Mortgage Loan documents, including, without limitation, any such valid offset, defense, counterclaim or right based on intentional fraud by the Mortgage Loan Seller in connection with the origination of the Mortgage Loan, that would deny the mortgagee the principal benefits intended to be provided by the Mortgage Note, Mortgage or other Mortgage Loan documents.
(3)  Mortgage Provisions. The Mortgage Loan documents for each Mortgage Loan contain provisions that render the rights and remedies of the holder thereof adequate for the practical realization against the Mortgaged Property of the principal benefits of the security intended to be provided thereby, including realization by judicial or, if applicable, nonjudicial foreclosure subject to the limitations set forth in the Standard Qualifications.
(4)  Mortgage Status; Waivers and Modifications. Since origination and except by written instruments set forth in the related Mortgage File (a) the material terms of such Mortgage, Mortgage Note, Mortgage Loan guaranty, and related Mortgage Loan documents have not been waived, impaired, modified, altered, satisfied, canceled, subordinated or rescinded in any respect which materially interferes with the security intended to be provided by such Mortgage; (b) no related Mortgaged Property or any portion thereof has been released from the lien of the related Mortgage in any manner which materially interferes with the security intended to be provided by such Mortgage or the use or operation of the remaining portion of such Mortgaged Property; and (c) neither the related mortgagor nor the related guarantor has been released from its material obligations under the Mortgage Loan.
(5)  Lien; Valid Assignment. Subject to the Standard Qualifications, each assignment of Mortgage and assignment of Assignment of Leases to the Issuing Entity constitutes a legal, valid and binding assignment to the Issuing Entity. Each related Mortgage and Assignment of Leases is freely assignable without the consent of the related mortgagor. Each related Mortgage is a legal, valid and enforceable first lien on the related mortgagor’s fee (or if identified on the Mortgage Loan Schedule, leasehold) interest in the Mortgaged Property in the principal amount of such Mortgage Loan or allocated loan amount (subject only to Permitted Encumbrances (as defined below) and the exceptions to paragraph (6) below (each such exception a “Title Exception” ), except as the enforcement thereof may be limited by the Standard Qualifications. Such Mortgaged Property (subject to and excepting Permitted Encumbrances and Title Exceptions) as of origination was, and as of the Cut-off Date, to the Mortgage Loan Seller’s knowledge, is free and clear of any recorded mechanics’ liens, recorded materialmen’s liens and other recorded encumbrances which are prior to or equal with the lien of the related Mortgage, except those which are bonded over, escrowed for or insurance against by a lender’s title insurance policy (as described below), and to the Mortgage Loan Seller’s knowledge and subject to the rights of tenants (as tenants only) (subject to and excepting Permitted Encumbrances and the Title Exceptions), no rights exist which under law could give rise to any such lien or encumbrance that would be prior to or equal with the lien of the related Mortgage, except those which are bonded over, escrowed for or insured against by a lender’s title insurance policy (as described below). Notwithstanding anything in this representation to the contrary, no representation is made as to the perfection of any security interest in rents or other personal property to the extent that possession or control of such items or actions other than the filing of Uniform Commercial Code financing statements is required in order to effect such perfection.
(6)  Permitted Liens; Title Insurance. Each Mortgaged Property securing a Mortgage Loan is covered by an American Land Title Association loan title insurance policy or a comparable form of loan title insurance policy approved for use in the applicable jurisdiction (or, if such policy is yet to be issued, by a pro forma policy, a preliminary title policy with escrow instructions or a “marked up” commitment, in each case binding on the title insurer) (the “Title Policy”) in the original principal amount of such Mortgage Loan (or with respect to a Mortgage Loan secured by multiple properties, an amount equal to at least the allocated loan amount with respect to the Title Policy for each such property) after all advances of
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principal (including any advances held in escrow or reserves), that insures for the benefit of the owner of the indebtedness secured by the Mortgage, the first priority lien of the Mortgage, which lien is subject only to (a) the lien of current real property taxes, water charges, sewer rents and assessments due and payable but not yet delinquent; (b) covenants, conditions and restrictions, rights of way, easements and other matters of public record; (c) the exceptions (general and specific) and exclusions set forth in such Title Policy; (d) other matters to which like properties are commonly subject; (e) the rights of tenants (as tenants only) under leases (including subleases) pertaining to the related Mortgaged Property and condominium declarations; (f) if the related Mortgage Loan constitutes a cross-collateralized Mortgage Loan, the lien of the Mortgage for another Mortgage Loan contained in the same Crossed Mortgage Loan Group, and (g) if the related Mortgage Loan is part of a Whole Loan, the rights of the holders (of the related Companion Loan(s) pursuant to the related Intercreditor Agreement; provided that none of items (a) through (g), individually or in the aggregate, materially and adversely interferes with the value or current use of the Mortgaged Property or the security intended to be provided by such Mortgage or the mortgagor’s ability to pay its obligations when they become due (collectively, the “Permitted Encumbrances”). Except as contemplated by clause (f) of the preceding sentence none of the Permitted Encumbrances are mortgage liens that are senior to or coordinate and co-equal with the lien of the related Mortgage. Such Title Policy (or, if it has yet to be issued, the coverage to be provided thereby) is in full force and effect, all premiums thereon have been paid and no claims have been made by the Mortgage Loan Seller thereunder and no claims have been paid thereunder. Neither the Mortgage Loan Seller nor to the Mortgage Loan Seller’s knowledge, any other holder of the Mortgage Loan, has done, by act or omission, anything that would materially impair the coverage under such Title Policy.
(7)  Junior Liens. It being understood that B notes secured by the same Mortgage as a Mortgage Loan are not subordinate mortgages or junior liens, except for any Mortgage Loan that is cross-collateralized and cross-defaulted with another Mortgage Loan, there are no subordinate mortgages or junior liens securing the payment of money encumbering the related Mortgaged Property (other than Permitted Encumbrances and Title Exceptions, taxes and assessments, mechanics and materialmen’s liens (which are the subject of the representation in paragraph (5) above), and equipment and other personal property financing). Except as set forth on an exhibit to the applicable Mortgage Loan Purchase Agreement, the Mortgage Loan Seller has no knowledge of any mezzanine debt secured directly by interests in the related mortgagor.
(8)   Assignment of Leases and Rents. There exists as part of the related Mortgage File an Assignment of Leases (either as a separate instrument or incorporated into the related Mortgage). Subject to the Permitted Encumbrances and the Title Exceptions, each related Assignment of Leases creates a valid first-priority collateral assignment of, or a valid first-priority lien or security interest in, rents and certain rights under the related lease or leases, subject only to a license granted to the related mortgagor to exercise certain rights and to perform certain obligations of the lessor under such lease or leases, including the right to operate the related leased property, except as the enforcement thereof may be limited by the Standard Qualifications. The related Mortgage or related Assignment of Leases, subject to applicable law, provides for, upon an event of default under the Mortgage Loan, a receiver is permitted to be appointed for the collection of rents or for the related mortgagee to enter into possession to collect the rents or for rents to be paid directly to the mortgagee.
(9)  UCC Filings. If the related Mortgaged Property is operated as a hospitality property, the Mortgage Loan Seller has filed and/or recorded or caused to be filed and/or recorded (or, if not filed and/or recorded, submitted in proper form for filing and/or recording), UCC financing statements in the appropriate public filing and/or recording offices necessary at the time of the origination of the Mortgage Loan to perfect a valid security interest in all items of physical personal property reasonably necessary to operate such Mortgaged Property owned by such mortgagor and located on the related Mortgaged Property (other than any non-material personal property, any personal property subject to a purchase money security interest, a sale and leaseback financing arrangement as permitted under the terms of the related Mortgage Loan documents or any other personal property leases applicable to such personal property), to the extent perfection may be effected pursuant to applicable law by recording or filing, as the case may be.  Subject to the Standard Qualifications, each related Mortgage (or equivalent document) creates a valid and enforceable lien and security interest on the items of personalty described above.  No
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representation is made as to the perfection of any security interest in rents or other personal property to the extent that possession or control of such items or actions other than the filing of UCC financing statements are required in order to effect such perfection.
(10) Condition of Property. The Mortgage Loan Seller or the originator of the Mortgage Loan inspected or caused to be inspected each related Mortgaged Property within six months of origination of the Mortgage Loan and within thirteen months of the Cut-off Date.
An engineering report or property condition assessment was prepared in connection with the origination of each Mortgage Loan no more than thirteen months prior to the Cut-off Date. The Mortgage Loan Seller’s knowledge, based solely upon due diligence customarily performed in connection with the origination of comparable mortgage loans, as of the Closing Date, each related Mortgaged Property was free and clear of any material damage (other than deferred maintenance for which escrows were established at origination) the would affect materially and adversely affect the use or value of such Mortgaged Property as security for the Mortgage Loan.
(11) Taxes and Assessments. All taxes, governmental assessments and other outstanding governmental charges (including, without limitation, water and sewage charges), or installments thereof, which could be a lien on the related Mortgaged Property that would be of equal or superior priority to the lien of the Mortgage and that prior to the Cut-off Date have become delinquent in respect of each related Mortgaged Property have been paid, or an escrow of funds has been established in an amount sufficient to cover such payments and reasonably estimated interest and penalties, if any, thereon.  For purposes of this representation and warranty, real estate taxes and governmental assessments and other outstanding governmental charges and installments thereof shall not be considered delinquent until the earlier of (a) the date on which interest and/or penalties would first be payable thereon and (b) the date on which enforcement action is entitled to be taken by the related taxing authority.
(12) Condemnation. As of the date of origination and to the Mortgage Loan Seller’s knowledge as of the Cut-off Date, there is no proceeding pending, and, to the Mortgage Loan Seller’s knowledge as of the date of origination and as of the Cut-Off Date, there is not proceeding threatened, for the total or partial condemnation of such Mortgaged Property that would have a material adverse effect on the value, use or operation of the Mortgaged Property.
(13) Actions Concerning Mortgage Loan. As of the date of origination and to the Mortgage Loan Seller’s knowledge as of the Cut-off Date, there was no pending or filed action, suit or proceeding, arbitration or governmental investigation involving any mortgagor, guarantor, or mortgagor’s interest in the Mortgaged Property, an adverse outcome of which would reasonably be expected to materially and adversely affect (a) such mortgagor’s title to the Mortgaged Property, (b) the validity or enforceability of the Mortgage, (c) such mortgagor’s ability to perform under the related Mortgage Loan, (d) such guarantor’s ability to perform under the related guaranty, (e) the principal benefit of the security intended to be provided by the Mortgage Loan documents or (f) the current principal use of the Mortgaged Property.
(14) Escrow Deposits. All escrow deposits and payments required to be escrowed with Mortgagee pursuant to each Mortgage Loan are in the possession, or under the control, of the Mortgage Loan Seller or its servicer, and there are no deficiencies (subject to any applicable grace or cure periods) in connection therewith, and all such escrows and deposits (or the right thereto) that are required to be escrowed with Mortgagee under the related Mortgage Loan documents are being conveyed by the Mortgage Loan Seller to Depositor or its servicer.
(15) No Holdbacks. The principal amount of the Mortgage Loan stated on the Mortgage Loan Schedule has been fully disbursed as of the Closing Date and there is no requirement for future advances thereunder (except in those cases where the full amount of the Mortgage Loan has been disbursed but a portion thereof is being held in escrow or reserve accounts pending the satisfaction of certain conditions relating to leasing, repairs or other matters with respect to the related Mortgaged Property, the mortgagor or other considerations determined by the Mortgage Loan Seller to merit such holdback).
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(16) Insurance. Each related Mortgaged Property is, and is required pursuant to the related Mortgage to be, insured by a property insurance policy providing coverage for loss in accordance with coverage found under a “special cause of loss form” or “all-risk form” that includes replacement cost valuation issued by an insurer meeting the requirements of the related Mortgage Loan documents and having a claims-paying or financial strength rating of at least “A-:VIII” from A.M. Best Company or “A3” (or the equivalent) from Moody’s Investors Service, Inc. or “A-” from Standard & Poor’s Ratings Services (collectively the “Insurance Rating Requirements”), in an amount (subject to a customary deductible) not less than the lesser of (1) the original principal balance of the Mortgage Loan and (2) the full insurable value on a replacement cost basis of the improvements, furniture, furnishings, fixtures and equipment owned by the mortgagor and included in the Mortgaged Property (with no deduction for physical depreciation), but, in any event, not less than the amount necessary or containing such endorsements as are necessary to avoid the operation of any coinsurance provisions with respect to the related Mortgaged Property.
Each related Mortgaged Property is also covered, and required to be covered pursuant to the related Mortgage Loan documents, by business interruption or rental loss insurance which (subject to a customary deductible) covers a period of not less than 12 months (or with respect to each Mortgage Loan on a single asset with a principal balance of $50 million or more, 18 months).
If any material part of the improvements, exclusive of a parking lot, located on a Mortgaged Property is in an area identified in the Federal Register by the Federal Emergency Management Agency as a “Special Flood Hazard Area,” the related mortgagor is required to maintain insurance in the maximum amount available under the National Flood Insurance Program.
If the Mortgaged Property is located within 25 miles of the coast of the Gulf of Mexico or the Atlantic coast of Florida, Georgia, South Carolina or North Carolina, the related mortgagor is required to maintain coverage for windstorm and/or windstorm related perils and/or “named storms” issued by an insurer meeting the Insurance Rating Requirements or endorsement covering damage from windstorm and/or windstorm related perils and/or named storms.
The Mortgaged Property is covered, and required to be covered pursuant to the related Mortgage Loan documents, by a commercial general liability insurance policy issued by an insurer meeting the Insurance Rating Requirements including coverage for property damage, contractual damage and personal injury (including bodily injury and death) in amounts as are generally required by prudent institutional commercial mortgage lenders, and in any event not less than $1 million per occurrence and $2 million in the aggregate.
An architectural or engineering consultant has performed an analysis of each of the Mortgaged Properties located in seismic zones 3 or 4 in order to evaluate the structural and seismic condition of such property, for the sole purpose of assessing the scenario expected limit (“SEL”) for the Mortgaged Property in the event of an earthquake. In such instance, the SEL was based on a 475-year return period, an exposure period of 50 years and a 10% probability of exceedance. If the resulting report concluded that the SEL would exceed 20% of the amount of the replacement costs of the improvements, earthquake insurance on such Mortgaged Property was obtained from an insurer rated at least “A:VIII” by A.M. Best Company or “A3” (or the equivalent) from Moody’s Investors Service, Inc. or “A-” by Standard & Poor’s Ratings Services in an amount not less than 100% of the SEL.
The Mortgage Loan documents require insurance proceeds in respect of a property loss to be applied either (a) to the repair or restoration of all or part of the related Mortgaged Property, with respect to all property losses in excess of 5% of the then outstanding principal amount of the related Mortgage Loan (or related Whole Loan), the Mortgagee (or a trustee appointed by it) having the right to hold and disburse such proceeds as the repair or restoration progresses, or (b) to the payment of the outstanding principal balance of such Mortgage Loan together with any accrued interest thereon.
All premiums on all insurance policies referred to in this section required to be paid as of the Cut-off Date have been paid, and such insurance policies name the Mortgagee under the Mortgage Loan and its successors and assigns as a loss payee under a mortgagee endorsement clause or, in the case of the
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general liability insurance policy, as named or additional insured. Such insurance policies will inure to the benefit of the Trustee.  Each related Mortgage Loan obligates the related mortgagor to maintain all such insurance and, at such mortgagor’s failure to do so, authorizes the Mortgagee to maintain such insurance at the mortgagor’s reasonable cost and expense and to charge such mortgagor for related premiums.  All such insurance policies (other than commercial liability policies) require at least 10 days’ prior notice to the Mortgagee of termination or cancellation arising because of nonpayment of a premium and at least 30 days prior notice to the Mortgagee of termination or cancellation (or such lesser period, not less than 10 days, as may be required by applicable law) arising for any reason other than non-payment of a premium and no such notice has been received by the Mortgage Loan Seller.
(17) Access; Utilities; Separate Tax Lots. Each Mortgaged Property (a) is located on or adjacent to a public road and has direct legal access to such road, or has access via an irrevocable easement or irrevocable right of way permitting ingress and egress to/from a public road, (b) is served by or has uninhibited access rights to public or private water and sewer (or well and septic) and all required utilities, all of which are appropriate for the current use of the Mortgaged Property, and (c) constitutes one or more separate tax parcels which do not include any property which is not part of the Mortgaged Property or is subject to an endorsement under the related Title Policy insuring the Mortgaged Property, or in certain cases, an application has been, or will be, made to the applicable governing authority for creation of separate tax lots, in which case the Mortgage Loan requires the mortgagor to escrow an amount sufficient to pay taxes for the existing tax parcel of which the Mortgaged Property is a part until the separate tax lots are created.
(18) No Encroachments. To the Mortgage Loan Seller’s knowledge and based solely on surveys obtained in connection with origination and the Mortgagee’s Title Policy (or, if such policy is not yet issued, a pro forma title policy, a preliminary title policy with escrow instructions or a “marked up” commitment) obtained in connection with the origination of each Mortgage Loan, all material improvements that were included for the purpose of determining the appraised value of the related Mortgaged Property at the time of the origination of such Mortgage Loan are within the boundaries of the related Mortgaged Property, except encroachments that do not materially and adversely affect the value or current use of such Mortgaged Property or for which insurance or endorsements were obtained under the Title Policy.  No improvements on adjoining parcels encroach onto the related Mortgaged Property except for encroachments that do not materially and adversely affect the value or current use of such Mortgaged Property or for which insurance or endorsements were obtained under the Title Policy.  No improvements encroach upon any easements except for encroachments the removal of which would not materially and adversely affect the value or current use of such Mortgaged Property or for which insurance or endorsements were obtained under the Title Policy.
(19) No Contingent Interest or Equity Participation. No Mortgage Loan has a shared appreciation feature, any other contingent interest feature or a negative amortization feature (except that an ARD Loan may provide for the accrual of the portion of interest in excess of the rate in effect prior to the Anticipated Repayment Date) or an equity participation by the Mortgage Loan Seller.
(20) REMIC. The Mortgage Loan is a “qualified mortgage” within the meaning of Section 860G(a)(3) of the Code (but determined without regard to the rule in Treasury Regulations Section 1.860G-2(f)(2) that treats certain defective mortgage loans as qualified mortgages), and, accordingly, (A) the issue price of the Mortgage Loan to the related mortgagor at origination did not exceed the non-contingent principal amount of the Mortgage Loan and (B) either: (a) such Mortgage Loan is secured by an interest in real property (including buildings and structural components thereof, but excluding personal property) having a fair market value (i) at the date the Mortgage Loan, Whole Loan or AB Whole Loan was originated at least equal to 80% of the adjusted issue price of the Mortgage Loan (or related Whole Loan) on such date or (ii) at the Closing Date at least equal to 80% of the adjusted issue price of the Mortgage Loan (or related Whole Loan) on such date, provided that for purposes hereof, the fair market value of the real property interest must first be reduced by (A) the amount of any lien on the real property interest that is senior to the Mortgage Loan and (B) a proportionate amount of any lien that is in parity with the Mortgage Loan; or (b) substantially all of the proceeds of such Mortgage Loan were used to acquire, improve or protect the real property which served as the only security for such Mortgage Loan (other than a recourse
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feature or other third party credit enhancement within the meaning of Treasury Regulations Section 1.860G-2(a)(1)(ii)).  If the Mortgage Loan was “significantly modified” prior to the Closing Date so as to result in a taxable exchange under Section 1001 of the Code, it either (x) was modified as a result of the default or reasonably foreseeable default of such Mortgage Loan or (y) satisfies the provisions of either sub-clause (B)(a)(i) above (substituting the date of the last such modification for the date the Mortgage Loan was originated) or sub-clause (B)(a)(ii), including the proviso thereto.  Any prepayment premium and yield maintenance charges applicable to the Mortgage Loan constitute “customary prepayment penalties” within the meaning of Treasury Regulations Section 1.860G-1(b)(2).  All terms used in this paragraph shall have the same meanings as set forth in the related Treasury Regulations.
(21) Compliance with Usury Laws. The Mortgage Rate (exclusive of any default interest, late charges, yield maintenance charge, or prepayment premiums) of such Mortgage Loan complied as of the date of origination with, or was exempt from, applicable state or federal laws, regulations and other requirements pertaining to usury.
(22) Authorized to do Business. To the extent required under applicable law, as of the Cut-off Date or as of the date that such entity held the Mortgage Note, each holder of the Mortgage Note was authorized to originate, acquire and/or hold (as applicable) the Mortgage Note in the jurisdiction in which each related Mortgaged Property is located, or the failure to be so authorized does not materially and adversely affect the enforceability of such Mortgage Loan by the Trust.
(23) Trustee under Deed of Trust. With respect to each Mortgage which is a deed of trust, as of the date of origination and, to the Mortgage Loan Seller’s knowledge, as of the Closing Date, a trustee, duly qualified under applicable law to serve as such, currently so serves and is named in the deed of trust or has been substituted in accordance with the Mortgage and applicable law or may be substituted in accordance with the Mortgage and applicable law by the related Mortgagee.
(24) Local Law Compliance. To the Mortgage Loan Seller’s knowledge, based upon any of a letter from any governmental authorities, a legal opinion, an architect’s letter, a zoning consultant’s report, an endorsement to the related Title Policy, or other affirmative investigation of local law compliance consistent with the investigation conducted by the Mortgage Loan Seller for similar commercial and multifamily mortgage loans intended for securitization, there are no material violations of applicable zoning ordinances, building codes and land laws (collectively “Zoning Regulations”) with respect to the improvements located on or forming part of each Mortgaged Property securing a Mortgage Loan as of the date of origination of such Mortgage Loan (or related Whole Loan, as applicable) and as of the Cut-off Date, other than those which (i) are insured by the Title Policy or a law and ordinance insurance policy or (ii) would not have a material adverse effect on the value, operation or net operating income of the Mortgaged Property.  The terms of the Mortgage Loan documents require the mortgagor to comply in all material respects with all applicable governmental regulations, zoning and building laws.
(25) Licenses and Permits. Each mortgagor covenants in the Mortgage Loan documents that it shall keep all material licenses, permits and applicable governmental authorizations necessary for its operation of the Mortgaged Property in full force and effect, and to the Mortgage Loan Seller’s knowledge based upon any of a letter from any government authorities or other affirmative investigation of local law compliance consistent with the investigation conducted by the Mortgage Loan Seller for similar commercial and multifamily mortgage loans intended for securitization, all such material licenses, permits and applicable governmental authorizations are in effect.  The Mortgage Loan requires the related mortgagor to be qualified to do business in the jurisdiction in which the related Mortgaged Property is located.
(26) Recourse Obligations. The Mortgage Loan documents for each Mortgage Loan provide that such Mortgage Loan (a) becomes full recourse to the mortgagor and guarantor (which is a natural person or persons, or an entity distinct from the mortgagor (but may be affiliated with the mortgagor) that has assets other than equity in the related Mortgaged Property that are not de minimis) in any of the following events: (i) if any voluntary petition for bankruptcy, insolvency, dissolution or liquidation pursuant to federal bankruptcy law, or any similar federal or state law, shall be filed by the mortgagor; (ii) the mortgagor or guarantor shall have colluded with (or, alternatively, solicited or caused to be solicited) other creditors to
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cause an involuntary bankruptcy filing with respect to the mortgagor or (iii) voluntary transfers of either the Mortgaged Property or equity interests in mortgagor made in violation of the Mortgage Loan documents; and (b) contains provisions providing for recourse against the mortgagor and guarantor (which is a natural person or persons, or an entity distinct from the mortgagor (but may be affiliated with the mortgagor) that has assets other than equity in the related Mortgaged Property that are not de minimis), for losses and damages sustained by reason of mortgagor’s (i) misappropriation of rents after the occurrence of an event of default under the Mortgage Loan; (ii) misappropriation of (A) insurance proceeds or condemnation awards or (B) security deposits or, alternatively, the failure of any security deposits to be delivered to Mortgagee upon foreclosure or action in lieu thereof (except to the extent applied in accordance with leases prior to a Mortgage Loan event of default); (iii) fraud or intentional material misrepresentation; (iv) breaches of the environmental covenants in the Mortgage Loan documents; or (v) commission of intentional material physical waste at the Mortgaged Property (but, in some cases, only to the extent there is sufficient cash flow generated by the related Mortgaged Property to prevent such waste).
(27) Mortgage Releases. The terms of the related Mortgage or related Mortgage Loan documents do not provide for release of any material portion of the Mortgaged Property from the lien of the Mortgage except (a) a partial release, accompanied by principal repayment, of not less than a specified percentage at least equal to the lesser of (i) 110% of the related allocated loan amount of such portion of the Mortgaged Property and (ii) the outstanding principal balance of the Mortgage Loan, (b) upon payment in full of such Mortgage Loan, (c) upon a Defeasance defined in paragraph (32) below, (d) releases of out-parcels that are unimproved or other portions of the Mortgaged Property which will not have a material adverse effect on the underwritten value of the Mortgaged Property and which were not afforded any material value in the appraisal obtained at the origination of the Mortgage Loan and are not necessary for physical access to the Mortgaged Property or compliance with zoning requirements, or (e) as required pursuant to an order of condemnation or taking by a State or any political subdivision or authority thereof.  With respect to any partial release under the preceding clauses (a) or (d), either: (x) such release of collateral (i) would not constitute a “significant modification” of the subject Mortgage Loan within the meaning of Treasury Regulations Section 1.860G-2(b)(2) and (ii) would not cause the subject Mortgage Loan to fail to be a “qualified mortgage” within the meaning of Section 860G(a)(3)(A) of the Code; or (y) the Mortgagee or servicer can, in accordance with the related Mortgage Loan documents, condition such release of collateral on the related mortgagor’s delivery of an opinion of tax counsel to the effect specified in the immediately preceding clause (x).  For purposes of the preceding clause (x), for all Mortgage Loans originated after December 6, 2010, if the fair market value of the real property constituting such Mortgaged Property after the release is not equal to at least 80% of the principal balance of the Mortgage Loan, Whole Loan or AB Whole Loan outstanding after the release, the mortgagor is required to make a payment of principal in an amount not less than the amount required by the REMIC Provisions.
With respect to any partial release under the preceding clause (e), for all Mortgage Loans originated after December 6, 2010, the mortgagor can be required to pay down the principal balance of the Mortgage Loan in an amount not less than the amount required by the REMIC Provisions and, to such extent, such amount may not be required to be applied to the restoration of the Mortgaged Property or released to the mortgagor, if, immediately after the release of such portion of the Mortgaged Property from the lien of the Mortgage (but taking into account the planned restoration) the fair market value of the real property constituting the remaining Mortgaged Property is not equal to at least 80% of the remaining principal balance of the Mortgage Loan (or related Whole Loan).
No Mortgage Loan that is secured by more than one Mortgaged Property or that is cross-collateralized with another Mortgage Loan permits the release of cross-collateralization of the related Mortgaged Properties or a portion thereof, including due to partial condemnation, other than in compliance with the REMIC Provisions.
(28) Financial Reporting and Rent Rolls. The Mortgage Loan documents for each Mortgage Loan require the mortgagor to provide the owner or holder of the Mortgage with quarterly (other than for single-tenant properties) and annual operating statements, and quarterly (other than for single-tenant properties) rent rolls for properties that have leases contributing more than 5% of the in-place base rent and annual
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financial statements, which annual financial statements (i) with respect to each Mortgage Loan with more than one mortgagor are in the form of an annual combined balance sheet of the mortgagor entities (and no other entities), together with the related combined statements of operations, members’ capital and cash flows, including a combining balance sheet and statement of income for the Mortgaged Properties on a combined basis.
(29) Acts of Terrorism Exclusion. With respect to each Mortgage Loan over $20 million, the related special-form all-risk insurance policy and business interruption policy (issued by an insurer meeting the Insurance Rating Requirements) do not specifically exclude Acts of Terrorism, as defined in the Terrorism Risk Insurance Act of 2002, as amended by the Terrorism Risk Insurance Program Reauthorization Act of 2007 as amended by the Terrorism Risk Insurance Program Reauthorization Act of 2015 (collectively referred to as “TRIA”), from coverage, or if such coverage is excluded, it is covered by a separate terrorism insurance policy.  With respect to each other Mortgage Loan, the related special all-risk insurance policy and business interruption policy (issued by an insurer meeting the Insurance Rating Requirements) did not, as of the date of origination of the Mortgage Loan, and, to the Mortgage Loan Seller’s knowledge, do not, as of the Cut-off Date, specifically exclude Acts of Terrorism, as defined in TRIA, from coverage, or if such coverage is excluded, it is covered by a separate terrorism insurance policy.  With respect to each Mortgage Loan, the related Mortgage Loan documents do not expressly waive or prohibit the Mortgagee from requiring coverage for Acts of Terrorism, as defined in TRIA, or damages related thereto; provided, however, that if TRIA or a similar or subsequent statute is not in effect, then provided that terrorism insurance is commercially available, the mortgagor under each Mortgage Loan is required to carry terrorism insurance, but in such event the mortgagor shall not be required to spend more than the Terrorism Cap Amount on terrorism insurance coverage, and if the cost of terrorism insurance exceeds the Terrorism Cap Amount, the mortgagor is required to purchase the maximum amount  of terrorism insurance available with funds equal to the Terrorism Cap Amount.  The “Terrorism Cap Amount” is the specified percentage (which is at least equal to 200%) of the amount of the insurance premium that is payable at such time in respect of the property and business interruption/rental loss insurance required under the related Mortgage Loan documents (without giving effect to the cost of terrorism and earthquake components of such casualty and business interruption/rental loss insurance).
(30) Due on Sale or Encumbrance. Subject to specific exceptions set forth below, each Mortgage Loan contains a “due on sale” or other such provision for the acceleration of the payment of the unpaid principal balance of such Mortgage Loan if, without the consent of the holder of the Mortgage (which consent, in some cases, may not be unreasonably withheld) and/or complying with the requirements of the related Mortgage Loan documents (which provide for transfers without the consent of the Mortgagee which are customarily acceptable to prudent commercial and multifamily mortgage lending institutions lending on the security of property comparable to the related Mortgaged Property, including, without limitation, transfers of worn-out or obsolete furnishings, fixtures, or equipment promptly replaced with property of equivalent value and functionality and transfers by leases entered into in accordance with the Mortgage Loan documents), (a) the related Mortgaged Property, or any equity interest of greater than 50% in the related mortgagor, is directly or indirectly pledged, transferred or sold, other than as related to (i) family and estate planning transfers or transfers upon death or legal incapacity, (ii) transfers to certain affiliates as defined in the related Mortgage Loan documents, (iii) transfers of less than, or other than, a controlling interest in the related mortgagor, (iv) transfers to another holder of direct or indirect equity in the mortgagor, a specific Person designated in the related Mortgage Loan documents or a Person satisfying specific criteria identified in the related Mortgage Loan documents, such as a qualified equityholder, (v) transfers of stock or similar equity units in publicly traded companies or (vi) a substitution or release of collateral within the parameters of paragraphs (27) and (32) in this Annex D-1 or the exceptions thereto set forth on Annex D-2, or (vii) as set forth on an exhibit to the applicable Mortgage Loan Purchase Agreement by reason of any mezzanine debt that existed at the origination of the related Mortgage Loan, or future permitted mezzanine debt as set forth on an exhibit to the applicable Mortgage Loan Purchase Agreement or (b) the related Mortgaged Property is encumbered with a subordinate lien or security interest against the related Mortgaged Property, other than (i) any Companion Loan of any Mortgage Loan or any subordinate debt that existed at origination and is permitted under the related Mortgage Loan documents, (ii) purchase money security interests (iii) any Mortgage Loan that is cross-
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collateralized and cross-defaulted with another Mortgage Loan, as set forth on an exhibit to the applicable Mortgage Loan Purchase Agreement or (iv) Permitted Encumbrances.  The Mortgage or other Mortgage Loan documents provide that to the extent any Rating Agency fees are incurred in connection with the review of and consent to any transfer or encumbrance, the mortgagor is responsible for such payment along with all other reasonable out-of-pocket fees and expenses incurred by the Mortgagee relative to such transfer or encumbrance.
(31) Single-Purpose Entity. Each Mortgage Loan requires the mortgagor to be a Single-Purpose Entity for at least as long as the Mortgage Loan is outstanding.  Both the Mortgage Loan documents and the organizational documents of the mortgagor with respect to each Mortgage Loan with a Cut-off Date Principal Balance in excess of $5 million provide that the mortgagor is a Single-Purpose Entity, and each Mortgage Loan with a Cut-off Date Principal Balance of $20 million or more has a counsel’s opinion regarding non-consolidation of the mortgagor.  For this purpose, a “Single-Purpose Entity” shall mean an entity, other than an individual, whose organizational documents (or if the Mortgage Loan has a Cut-off Date Principal Balance equal to $5 million or less, its organizational documents or the related Mortgage Loan documents) provide substantially to the effect that it was formed or organized solely for the purpose of owning and operating one or more of the Mortgaged Properties securing the Mortgage Loans and prohibit it from engaging in any business unrelated to such Mortgaged Property or Properties, and whose organizational documents further provide, or which entity represented in the related Mortgage Loan documents, substantially to the effect that it does not have any assets other than those related to its interest in and operation of such Mortgaged Property or Properties, or any indebtedness other than as permitted by the related Mortgage(s) or the other related Mortgage Loan documents, that it has its own books and records and accounts separate and apart from those of any other person (other than a mortgagor for a Mortgage Loan that is cross-collateralized and cross-defaulted with the related Mortgage Loan), and that it holds itself out as a legal entity, separate and apart from any other person or entity.
(32) Defeasance. With respect to any Mortgage Loan that, pursuant to the Mortgage Loan documents, can be defeased (a “Defeasance”), (i) the Mortgage Loan documents provide for defeasance as a unilateral right of the mortgagor, subject to satisfaction of conditions specified in the Mortgage Loan documents; (ii) the Mortgage Loan cannot be defeased within two years after the Closing Date; (iii) the mortgagor is permitted to pledge only United States “government securities” within the meaning of Treasury Regulations Section 1.860G-2(a)(8)(ii), the revenues from which will, in the case of a full Defeasance, be sufficient to make all scheduled payments under the Mortgage Loan when due, including the entire remaining principal balance on the maturity date (or on or after the first date on which payment may be made without payment of a yield maintenance charge or prepayment penalty) or, if the Mortgage Loan is an ARD Loan, the entire principal balance outstanding on the Anticipated Repayment Date, and if the Mortgage Loan permits partial releases of real property in connection with partial defeasance, the revenues from the collateral will be sufficient to pay all such scheduled payments calculated on a principal amount equal to a specified percentage at least equal to the lesser of (A) 110% of the allocated loan amount for the real property to be released and (B) the outstanding principal balance of the Mortgage Loan; (iv) the mortgagor is required to provide a certification from an independent certified public accountant that the collateral is sufficient to make all scheduled payments under the Mortgage Note as set forth in (iii) above, (v) if the mortgagor would continue to own assets in addition to the defeasance collateral, the portion of the Mortgage Loan secured by defeasance collateral is required to be assumed (or the Mortgagee may require such assumption) by a Single-Purpose Entity; (vi) the mortgagor is required to provide an opinion of counsel that the Mortgagee has a perfected security interest in such collateral prior to any other claim or interest; and (vii) the mortgagor is required to pay all rating agency fees associated with defeasance (if rating confirmation is a specific condition precedent thereto) and all other reasonable out-of-pocket expenses associated with defeasance, including, but not limited to, accountant’s fees and opinions of counsel.
(33) Fixed Interest Rates. Each Mortgage Loan bears interest at a rate that remains fixed throughout the remaining term of such Mortgage Loan, except [in the case of an ARD Loan and] in situations where default interest is imposed.
D-1-10

(34) Ground Leases. For purposes of this Annex D-1, a “Ground Lease” shall mean a lease creating a leasehold estate in real property where the fee owner as the ground lessor conveys for a term or terms of years its entire interest in the land and buildings and other improvements, if any, comprising the premises demised under such lease to the ground lessee (who may, in certain circumstances, own the building and improvements on the land), subject to the reversionary interest of the ground lessor as fee owner and does not include industrial development agency (IDA) or similar leases for purposes of conferring a tax abatement or other benefit.
With respect to any Mortgage Loan where the Mortgage Loan is secured by a leasehold estate under a Ground Lease in whole or in part, and the related Mortgage does not also encumber the related lessor’s fee interest in such Mortgaged Property, based upon the terms of the Ground Lease and any estoppel or other agreement received from the ground lessor in favor of Mortgage Loan Seller, its successors and assigns, Mortgage Loan Seller represents and warrants that:
(a) The Ground Lease or a memorandum regarding such Ground Lease has been duly recorded or submitted for recordation in a form that is acceptable for recording in the applicable jurisdiction.  The Ground Lease or an estoppel or other agreement received from the ground lessor permits the interest of the lessee to be encumbered by the related Mortgage and does not restrict the use of the related Mortgaged Property by such lessee, its successors or assigns in a manner that would materially adversely affect the security provided by the related Mortgage.  No material change in the terms of the Ground Lease had occurred since the origination of the Mortgage Loan, except as reflected in any written instruments which are included in the related Mortgage File;
(b) The lessor under such Ground Lease has agreed in a writing included in the related Mortgage File (or in such Ground Lease) that the Ground Lease may not be amended or  modified, or canceled or terminated by agreement of lessor and lessee, without the prior written consent of the Mortgagee;
(c) The Ground Lease has an original term (or an original term plus one or more optional renewal terms, which, under all circumstances, may be exercised, and will be enforceable, by either mortgagor or the Mortgagee) that extends not less than 20 years beyond the stated maturity of the related Mortgage Loan, or 10 years past the stated maturity if such Mortgage Loan fully amortizes by the stated maturity (or with respect to a Mortgage Loan that accrues on an actual 360 basis, substantially amortizes);
(d) The Ground Lease either (i) is not subject to any liens or encumbrances superior to, or of equal priority with, the Mortgage, except for the related fee interest of the ground lessor and the Permitted Encumbrances or (ii)  is subject to a subordination, non-disturbance and attornment agreement to which the Mortgagee on the lessor’s fee interest in the Mortgaged Property is subject;
(e) The Ground Lease does not place commercially unreasonable restrictions on the identity of the Mortgagee and the Ground Lease is assignable to the holder of the Mortgage Loan and its successors and assigns without the consent of the lessor thereunder (provided that proper notice is delivered to the extent required in accordance with the Ground Lease), and in the event it is so assigned, it is further assignable by the holder of the Mortgage Loan and its successors and assigns without the consent of (but with prior notice to) the lessor;
(f) The Mortgage Loan Seller has not received any written notice of material default under or notice of termination of such Ground Lease.  To the Mortgage Loan Seller’s knowledge, there is no material default under such Ground Lease and no condition that, but for the passage of time or giving of notice, would result in a material default under the terms of such Ground Lease and to the Mortgage Loan Seller’s knowledge, such Ground Lease is in full force and effect as of the Closing Date;
(g) The Ground Lease or ancillary agreement between the lessor and the lessee requires the lessor to give to the Mortgagee written notice of any default, and provides that no notice of default or termination is effective against the Mortgagee unless such notice is given to the Mortgagee;
D-1-11

(h) The Mortgagee is permitted a reasonable opportunity (including, where necessary, sufficient time to gain possession of the interest of the lessee under the Ground Lease through legal proceedings) to cure any default under the Ground Lease which is curable after the Mortgagee’s receipt of notice of any default before the lessor may terminate the Ground Lease;
(i) The Ground Lease does not impose any restrictions on subletting that would be viewed as commercially unreasonable by a prudent commercial mortgage lender;
(j) Under the terms of the Ground Lease, an estoppel or other agreement received from the ground lessor and the related Mortgage (taken together), any related insurance proceeds or the portion of the condemnation award allocable to the ground lessee’s interest (other than (i) de minimis amounts for minor casualties or (ii) in respect of a total or substantially total loss or taking as addressed in subpart (k)) will be applied either to the repair or to restoration of all or part of the related Mortgaged Property with (so long as such proceeds are in excess of the threshold amount specified in the related Mortgage Loan documents) the Mortgagee or a trustee appointed by it having the right to hold and disburse such proceeds as repair or restoration progresses, or to the payment of the outstanding principal balance of the Mortgage Loan, together with any accrued interest;
(k) In the case of a total or substantially total taking or loss, under the terms of the Ground Lease, an estoppel or other agreement and the related Mortgage (taken together), any related insurance proceeds, or portion of the condemnation award allocable to the ground lessee’s interest in respect of a total or substantially total loss or taking of the related Mortgaged Property to the extent not applied to restoration, will be applied first to the payment of the outstanding principal balance of the Mortgage Loan, together with any accrued interest; and
(l) Provided that the Mortgagee cures any defaults which are susceptible to being cured, the ground lessor has agreed to enter into a new lease with the Mortgagee upon termination of the Ground Lease for any reason, including rejection of the Ground Lease in a bankruptcy proceeding.
(35) Servicing.  The servicing and collection practices used by the Mortgage Loan Seller with respect to the Mortgage Loan have been, in all respects, legal and have met customary industry standards for servicing of commercial loans for conduit loan programs.
(36) [ARD Loan. Each Mortgage Loan identified in the Mortgage Loan Schedule as an ARD Loan starts to amortize no later than the Due Date of the calendar month immediately after the calendar month in which such ARD Loan closed and substantially fully amortizes over its stated term, which term is at least 60 months after the related Anticipated Repayment Date. Each ARD Loan has an Anticipated Repayment Date not less than five years following the origination of such Mortgage Loan. If the related Mortgagor elects not to prepay its ARD Loan in full on or prior to the Anticipated Repayment Date pursuant to the existing terms of the Mortgage Loan or a unilateral option (as defined in Treasury regulations under Code Section 1001) in the Mortgage Loan exercisable during the term of the Mortgage Loan, (i) the Mortgage Loan’s interest rate will step up to an interest rate per annum as specified in the related Mortgage Loan documents; provided, however, that payment of such Excess Interest shall be deferred until the principal of such ARD Loan has been paid in full; (ii) all or a substantial portion of the excess cash flow (which is net of certain costs associated with owning, managing and operating the related Mortgaged Property) collected after the Anticipated Repayment Date shall be applied towards the prepayment of such ARD Loan and once the principal balance of an ARD Loan has been reduced to zero all excess cash flow will be applied to the payment of accrued Excess Interest; and (iii) if the property manager for the related Mortgaged Property can be removed by or at the direction of the mortgagee on the basis of a debt service coverage test, the subject debt service coverage ratio shall be calculated without taking account of any increase in the related Mortgage Interest Rate on such Mortgage Loan’s Anticipated Repayment Date. No ARD Loan provides that the property manager for the related Mortgaged Property can be removed by or at the direction of the mortgagee solely because of the passage of the related Anticipated Repayment Date.]
(37) Originating and Underwriting. The origination practices of the Mortgage Loan Seller (or the related originator if the Mortgage Loan Seller was not the originator) with respect to each Mortgage Loan
D-1-12

have been, in all material respects, legal and as of the date of its origination, such Mortgage Loan) and the origination thereof complied in all material respects with, or was exempt from, all requirements of federal, state or local law relating to the origination of such Mortgage Loan; provided that such representation and warranty does not address or otherwise cover any matters with respect to federal, state or local law otherwise covered in this Annex D-1.
(38) No Material Default; Payment Record. No Mortgage Loan has been more than 30 days delinquent, without giving effect to any grace or cure period, in making required debt service payments since origination, and as of the date hereof, no Mortgage Loan is more than 30 days delinquent (beyond any applicable grace or cure period) in making required payments as of the Closing Date.  To the Mortgage Loan Seller’s knowledge, there is (a) no material default, breach, violation or event of acceleration existing under the related Mortgage Loan, or (b) no event (other than payments due but not yet delinquent) which, with the passage of time or with notice and the expiration of any grace or cure period, would constitute a material default, breach, violation or event of acceleration, which default, breach, violation or event of acceleration, in the case of either (a) or (b), materially and adversely affects the value of the Mortgage Loan or the value, use or operation of the related Mortgaged Property, provided, however, that this representation and warranty does not cover any default, breach, violation or event of acceleration that specifically pertains to or arises out of an exception scheduled to any other representation and warranty made by the Mortgage Loan Seller in this Annex D-1 (including, but not limited to, the prior sentence).  No person other than the holder of such Mortgage Loan may declare any event of default under the Mortgage Loan or accelerate any indebtedness under the Mortgage Loan documents.
(39) Bankruptcy. As of the date of origination of the related Mortgage Loan and to the Mortgage Loan Seller’s knowledge as of the Cut-off Date, neither the Mortgaged Property (other than any tenants of such Mortgaged Property), nor any portion thereof, is the subject of, and no mortgagor, guarantor or tenant occupying a single-tenant property is a debtor in state or federal bankruptcy, insolvency or similar proceeding.
(40) Organization of Mortgagor. With respect to each Mortgage Loan, in reliance on certified copies of the organizational documents of the mortgagor delivered by the mortgagor in connection with the origination of such Mortgage Loan or the related Whole Loan, as applicable), the mortgagor is an entity organized under the laws of a state of the United States of America, the District of Columbia or the Commonwealth of Puerto Rico.  Except with respect to any Mortgage Loan that is cross-collateralized and cross-defaulted with another Mortgage Loan, no Mortgage Loan has a mortgagor that is an affiliate of another mortgagor under another Mortgage Loan.
(41) Environmental Conditions. A Phase I environmental site assessment (or update of a previous Phase I and or Phase II site assessment) and, with respect to certain Mortgage Loans, a Phase II environmental site assessment (collectively, an “ESA”) meeting ASTM requirements were conducted by a reputable environmental consultant in connection with such Mortgage Loan within 12 months prior to its origination date (or an update of a previous ESA was prepared), and such ESA (i) did not identify the existence of recognized environmental conditions (as such term is defined in ASTM E1527-05 or its successor, an “Environmental Condition”) at the related Mortgaged Property or the need for further investigation, or (ii) if the existence of an Environmental Condition or need for further investigation was indicated in any such ESA, then at least one of the following statements is true:  (A) an amount reasonably estimated by a reputable environmental consultant to be sufficient to cover the estimated cost to cure any material noncompliance with applicable Environmental Laws or the Environmental Condition has been escrowed by the related mortgagor and is held or controlled by the related Mortgagee; (B) if the only Environmental Condition relates to the presence of asbestos-containing materials, radon in indoor air, lead based paint or lead in drinking water, the only recommended action in the ESA is the institution of such a plan, an operations or maintenance plan has been required to be instituted by the related mortgagor that, based on the ESA, can reasonably be expected to mitigate the identified risk; (C) the Environmental Condition identified in the related environmental report was remediated or abated in all material respects prior to the date hereof, and, if and as appropriate, a no further action or closure letter was obtained from the applicable governmental regulatory authority (or the environmental issue affecting
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the related Mortgaged Property was otherwise listed by such governmental authority as “closed” or a reputable environmental consultant has concluded that no further action is required); (D) an environmental policy or a lender’s pollution legal liability insurance policy meeting the requirements set forth below that covers liability for the identified circumstance or condition was obtained from an insurer rated no less than “A-” (or the equivalent) by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services and/or Fitch Ratings, Inc.; (E) a party not related to the mortgagor was identified as the responsible party for such condition or circumstance and such responsible party has financial resources reasonably estimated to be adequate to address the situation; or (F) a party related to the mortgagor having financial resources reasonably estimated to be adequate to address the situation is required to take action.  To Mortgage Loan Seller’s knowledge, except as set forth in the ESA, there is no Environmental Condition (as such term is defined in ASTM E1527-05 or its successor) at the related Mortgaged Property.
(42) Appraisal. The Mortgage File contains an appraisal of the related Mortgaged Property with an appraisal date within 6 months of the Mortgage Loan origination date, and within 12 months of the Closing Date. The appraisal is signed by an appraiser who is a Member of the Appraisal Institute (“MAI”) and, to the Mortgage Loan Seller’s knowledge, had no interest, direct or indirect, in the Mortgaged Property or the mortgagor or in any loan made on the security thereof, and whose compensation is not affected by the approval or disapproval of the Mortgage Loan. Each appraiser has represented in such appraisal or in a supplemental letter that the appraisal satisfies the requirements of the “Uniform Standards of Professional Appraisal Practice” as adopted by the Appraisal Standards Board of the Appraisal Foundation.  Each appraisal contains a statement, or is accompanied by a letter from the appraiser, to the effect that the appraisal was performed in accordance with the requirements of the Financial Institutions Reform, Recovery and Enforcement Act of 1989, as in effect on the date such Mortgage Loan was originated.
(43) Mortgage Loan Schedule. The information pertaining to each Mortgage Loan which is set forth in the Mortgage Loan Schedule attached as an exhibit to the related Mortgage Loan Purchase Agreement is true and correct in all material respects as of the Cut-off Date and contains all information required by the PSA to be contained in the Mortgage Loan Schedule.
(44) Cross-Collateralization. Except with respect to a Mortgage Loan that is part of a Whole Loan no Mortgage Loan is cross-collateralized or cross-defaulted with any other Mortgage Loan that is outside the Mortgage Pool, except as set forth on Annex D-2.
(45) Advance of Funds by the Mortgage Loan Seller. After origination, no advance of funds has been made by the Mortgage Loan Seller to the related mortgagor other than in accordance with the Mortgage Loan documents, and, to the Mortgage Loan Seller’s knowledge, no funds have been received from any person other than the related mortgagor or an affiliate for, or on account of, payments due on the Mortgage Loan (other than as contemplated by the Mortgage Loan documents, such as, by way of example and not in limitation of the foregoing, amounts paid by the tenant(s) into a Mortgagee-controlled lockbox if required or contemplated under the related lease or Mortgage Loan documents).  Neither the Mortgage Loan Seller nor any affiliate thereof has any obligation to make any capital contribution to any mortgagor under a Mortgage Loan, other than contributions made on or prior to the date hereof.
(46) Compliance with Anti-Money Laundering Laws. The Mortgage Loan Seller has complied in all material respects with all applicable anti-money laundering laws and regulations, including without limitation the USA Patriot Act of 2001 with respect to the origination of the Mortgage Loan.
For purposes of these representations and warranties, “Mortgagee” means the mortgagee, grantee or beneficiary under any Mortgage, any holder of legal title to any portion of any Mortgage Loan or, if applicable, any agent or servicer on behalf of such party.
For purposes of these representations and warranties, the phrases “the Mortgage Loan Seller’s knowledge” or “the Mortgage Loan Seller’s belief” and other words and phrases of like import mean, except where otherwise expressly set forth in these representations and warranties, the actual state of
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knowledge or belief of the Mortgage Loan Seller, its officers and employees directly responsible for the underwriting, origination, servicing or sale of the Mortgage Loans regarding the matters expressly set forth in these representations and warranties.
D-1-15

ANNEX D-2
EXCEPTIONS TO MORTGAGE LOAN SELLER REPRESENTATIONS AND WARRANTIES

Goldman Sachs Mortgage Company
Rep. No. on Annex D‑1	Mortgage Loan and Number as Identified on Annex A‑1	Description of Exception

D-2-1

ANNEX E
[CLASS A-SB PLANNED PRINCIPAL BALANCE SCHEDULE]

E-1

No dealer, salesman or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

$[DEAL SIZE]
(Approximate)

GS Mortgage Securities
Corporation II
Depositor

[NAME OF ISSUING ENTITY
AND CIK NUMBER]
Issuing Entity

Commercial Mortgage Pass-Through
Certificates, Series [SERIES
DESIGNATION]

Class [__]                                              $
Class [__]                                              $
Class [__]                                              $
Class [__]                                              $
Class [__]                                              $
Class [__]                                              $
Class [__]                                              $
Class [__]                                              $
Class [__]                                              $
Class [__]                                              $
Class [__]                       $
Class [PEZ]                                         $

_____________________________

PROSPECTUS
_____________________________

Goldman, Sachs & Co.
Co-Lead Manager and Joint Bookrunner

[_____________]
Co-Lead Manager and Joint Bookrunner

[_____________]
Co-Manager

[DATE OF PROSPECTUS]

TABLE OF CONTENTS
Summary of Certificates [and RR Interest]	3
Important Notice Regarding the Offered Certificates	13
Important Notice About Information Presented in This Prospectus	14
Summary of Terms	22
Risk Factors	52
Description of the Mortgage Pool	131
Transaction Parties	185
Credit Risk Retention	202
Description of the Certificates	217
Description of the Mortgage Loan Purchase Agreements	253
Pooling and Servicing Agreement	259
[Description of the Derivative Instrument]	354
Certain Legal Aspects of Mortgage Loans	357
Certain Affiliations, Relationships and Related Transactions Involving Transaction Parties	372
Pending Legal Proceedings Involving Transaction Parties	373
Use of Proceeds	373
Yield, Prepayment and Maturity Considerations	374
Material Federal Income Tax Considerations	382
Certain State and Local and Foriegn Tax Considerations	401
Method of Distribution (Underwriter)	401
Incorporation of Certain Information by Reference	403
Where You Can Find More Information	403
Financial Information	404
Certain ERISA Considerations	404
Legal Investment	408
Legal Matters	408
Ratings	409
Index of Defined Terms	411

Dealers will be required to deliver a prospectus when acting as underwriters of these certificates and with respect to unsold allotments or subscriptions. In addition, all dealers selling these certificates will deliver a prospectus until the date that is ninety days from the date of this prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 12. Other Expenses of Issuance and Distribution.
The estimated expenses expected to be incurred in connection with the issuance and distribution of the Certificates being registered, other than underwriting compensation, are set forth below.  All such expenses, except for the filing fee, are estimated.
SEC Registration Fee	$ *
Printing and Engraving Fees	**
Legal Fees and Expenses	**
Accounting Fees and Expenses	**
Trustee Fees and Expenses	**
Rating Agency Fees	**
Miscellaneous	**
Total	$ **
___________________
* The Registrant is registering an unspecified amount of securities under this registration statement and in accordance with Rule 456(c) and 457(s) under the Securities Act, the Registrant is deferring payment of the registration fee.
** The applicable prospectus will set forth the estimated aggregate amount of expenses payable in respect of any offering of securities.
Item 13. Indemnification of Directors and Officers.
Under the proposed form of Underwriting Agreement, the underwriters are obligated under certain circumstances to indemnify officers and directors of the Registrant who sign this registration statement, and certain controlling persons of the Registrant, against certain liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended.
The Registrant’s Certificate of Incorporation provides for indemnification of directors and officers of the Registrant to the full extent permitted by Delaware law.
Section 145 of the Delaware General Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they are or were directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.  The Delaware General Corporation Law also provides that the Registrant may purchase insurance on behalf of any such director, officer, employee or agent.
The Pooling and Servicing Agreement will provide that no director, officer, employee or agent of the Registrant will be liable to the Trust Fund or the Certificateholders for any action taken or for refraining from the taking of any action in good faith pursuant to the Pooling and Servicing Agreement, or for errors in judgment; provided, however, that the Pooling and Servicing Agreement will not protect any such Person against any breach of warranties or representations made or any liability which would otherwise be imposed by reason of willful misconduct, bad faith or negligence in the performance of duties or by reason of negligent disregard of obligations and duties thereunder.  The Pooling and Servicing Agreement will provide further that, with the exceptions stated above, any director, officer, employee or agent of the Registrant will be indemnified and held harmless by the Trust Fund against any and all claims, losses, penalties, fines, forfeitures, reasonable legal fees and related costs, judgments, and any other costs, liabilities, fees and expenses incurred in connection with any legal or administrative action (whether in equity or at law) or claim relating to the Pooling and Servicing Agreement, the mortgage loans, or the Certificates, other than any loss, liability or expense: (i) specifically required to be borne thereby pursuant to the terms of the Pooling and Servicing Agreement; (ii) incurred in connection with any breach of a representation or warranty made by it therein; (iii) incurred by reason of bad faith, willful misconduct or negligence in the performance of its obligations or duties thereunder or by reason of negligent disregard of such obligation or duties; or (iv) incurred in connection with any violation by any of them of any state or federal securities law.
Item 14. Exhibits.
1.1	Form of underwriting agreement.**

3.1	Certificate of Incorporation of GS Mortgage Securities Corporation II.*

3.2	Bylaws of GS Mortgage Securities Corporation II.*

4.1	Form of pooling and servicing agreement.***

4.2	Form of non-serviced pooling and servicing agreement (see Exhibit 4.1)****

4.3	Pari Passu Serviced Intercreditor Agreement.*****

4.4	AB Intercreditor Agreement.*****

4.5	Non-Serviced Intercreditor Agreement.*****

4.6	Form of mortgage loan purchase agreement.**

5.1	Opinion of Cadwalader, Wickersham & Taft LLP as to the legality of the Certificates.***

8.1	Opinion of Cadwalader, Wickersham & Taft LLP with respect to certain tax matters (included in Exhibit 5.1).***

23.1	Consent of Cadwalader, Wickersham & Taft LLP (included as part of Exhibit 5.1).***

24.1	Powers of Attorney (included on the signature page to this registration statement).

36.1	Depositor Certification for shelf offerings of asset-backed securities.******

102.1	Asset Data File.*******

103.1	Asset Related Documents.*******
___________________
*	Filed as an exhibit to the Depositor’s Registration Statement (No. 333-171508) on Form S-3 and incorporated herein by reference.
**	Filed as an exhibit to the Depositor’s Registration Statement (No. 333-207677) on Form S-3 and incorporated herein by reference.
***	To be filed by amendment.
****
This document will be filed for each transaction that contains a Non-Serviced Mortgage Loan as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.

*****
This document will be filed for each transaction that contains a Serviced Pari Passu Mortgage Loan, an AB Mortgage Loan or a Non-Serviced Mortgage Loan, respectively, as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.

******
An executed certification for each transaction will be filed as an exhibit on Form 8‑K no later than the date on which the related prospectus is required to be filed with the Commission.  A form of Depositor Certification will be filed by amendment.

*******	Incorporated by reference from the Form ABS-EE.

Item 15. Undertakings.

Undertaking pursuant to Rule 415.
 The Registrant hereby undertakes:
 To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change of such information in the registration statement;
provided, however, that paragraphs (A)(1)(i), (A)(1)(ii) and (A)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement;
provided, further, however, that paragraphs (A)(1)(i) and (A)(1) (ii) do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (17 CFR 229.1100(c)).
 That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
 To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
 That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)
Each prospectus filed by the undersigned Registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of this registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus.  As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of this registration statement relating to the securities in this registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.  Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such effective date.

 That, for the purpose of determining liability of the undersigned Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
 (i)  Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)  Any prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(iii)    The portion of any other prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iv)  Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
 With respect to any offering of securities registered on this registration statement, the undersigned Registrant undertakes to file the information previously omitted from the prospectus filed as part of this registration statement in accordance with Rule 424(h) and Rule 430D.
Undertaking in connection with filings incorporating subsequent Exchange Act documents by reference.
 The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Undertaking in respect of indemnification.
 Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 13 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Undertaking pursuant to Rule 430A.
The Registrant hereby undertakes that:
 (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
 (2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Undertaking in connection filings regarding asset-based securities incorporating by reference subsequent Exchange Act documents by third parties.
The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on July 6, 2018.

GS MORTGAGE SECURITIES CORPORATION II

By:	/s/ Leah Nivison
Name: Leah Nivison
Title: Director, Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer

POWER OF ATTORNEY
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leah Nivison his true and lawful attorney in fact and agent, with full power of substitution and resubstitution, for and in his name, place and stead, in any and all capacities to sign this registration statement and any or all other documents and amendments (including post-effective amendments) in connection herewith, and to file the same, with all exhibits hereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all said attorney-in-fact and agent or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.
Signature	Capacity	Date

/s/ Leah Nivison	Director, Chief Executive Officer, Principal Financial Officer and Principal Accounting Officer	July 6, 2018
Leah Nivison

/s/ J. Theodore Borter	Director and Vice President	July 6, 2018
J. Theodore Borter

EXHIBIT INDEX
Exhibit
Number
1.1	Form of underwriting agreement.**

3.1	Certificate of Incorporation of GS Mortgage Securities Corporation II.*

3.2	Bylaws of GS Mortgage Securities Corporation II.*

4.1	Form of pooling and servicing agreement.***

4.2	Form of non-serviced pooling and servicing agreement (see Exhibit 4.1)****

4.3	Pari Passu Serviced Intercreditor Agreement.*****

4.4	AB Intercreditor Agreement.*****

4.5	Non-Serviced Intercreditor Agreement.*****

4.6	Form of mortgage loan purchase agreement.**

5.1	Opinion of Cadwalader, Wickersham & Taft LLP as to the legality of the Certificates.***

8.1	Opinion of Cadwalader, Wickersham & Taft LLP with respect to certain tax matters (included in Exhibit 5.1).***

23.1	Consent of Cadwalader, Wickersham & Taft LLP (included as part of Exhibit 5.1).***

24.1	Powers of Attorney (included on the signature page to this registration statement).

36.1	Depositor Certification for shelf offerings of asset-backed securities.******

102.1	Asset Data File.*******

103.1	Asset Related Documents.*******
___________________
*	Filed as an exhibit to the Depositor’s Registration Statement (No. 333-171508) on Form S-3 and incorporated herein by reference.
**	Filed as an exhibit to the Depositor’s Registration Statement (No. 333-207677) on Form S-3 and incorporated herein by reference.
***	To be filed by amendment.
****
This document will be filed for each transaction that contains a Non-Serviced Mortgage Loan as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.

*****
This document will be filed for each transaction that contains a Serviced Pari Passu Mortgage Loan, an AB Mortgage Loan or a Non-Serviced Mortgage Loan, respectively, as an exhibit on Form 8-K no later than the date on which the related prospectus is required to be filed with the Commission.

******
An executed certification for each transaction will be filed as an exhibit on Form 8‑K no later than the date on which the related prospectus is required to be filed with the Commission.  A form of Depositor Certification will be filed by amendment.

*******	Incorporated by reference from the Form ABS-EE.